Form 10-K, Exhibit 13
period 1995-12-31
TRI CITY BANKSHARES CORP
filed 1996-03-28
CIK 313337

Tri City Bankshares Corporation

Management's Discussion and Analysis of
Financial Condition and Results of Operations



FINANCIAL CONDITION

Total assets of Tri City Bankshares Corporation (the Corporation) increased $40.3 million (11.3%) during 1995 compared to a $12.3 million (3.6%) increase during 1994. The Corporation's management team has been able to improve the Corporation's asset base by attracting new deposits and investing funds into the local community through new loans. Excess funds were invested primarily in municipal securities.

Cash and cash equivalents increased $6.7 million (23.8%) during 1995 compared to an increase of $5.9 million (26.3%) during 1994. The Corporation's conservative guidelines for investments will sometimes result in cash buildup when deposits flow in faster than the Corporation's ability to purchase suitable investments or loan demand is less than expected. In addition, the Federal Reserve Bank imposes reserve balance requirements which need to be maintained to handle the normal transaction activity of the increased balances in both demand and interest-bearing deposits. It is management's intention to sell any excess funds in the federal funds market in the short term until they can be invested in a longer-term security investment or loan.

Investment securities, including available for sale and held-to-maturity, have increased $16.1 million (17.3%) during 1995 compared to a decrease of $5.2 million (5.3%) in 1994. With extraordinary deposit growth of $50 million outpacing loan demand, the Corporation's management diligently made decisions regarding security investments to ensure that the Corporation is receiving the highest return it can while continuing to maintain the quality of the portfolio.

During 1995, loans increased $19.1 million (9.0%) compared to an increase of $11.4 million (5.6%) in 1994. The Corporation's loan portfolio has grown through the hard work of its lending officers and the dedication of management to provide competitive rates and terms for all loans while continuing to employ sound underwriting standards. In a very competitive market, management believes that the Corporation has developed a good reputation within the communities serviced. Management has reduced the Corporation's investment in other real estate owned and continues to maintain a very low percentage of nonperforming loans to total loans (0.4% and 0.9% for 1995 and 1994, respectively).

Deposit growth for the Corporation during 1995 was outstanding with a $50.1 million (16.7%) increase compared to a $7.9 million (2.7%) increase during 1994. Interest rates during 1995 fluctuated but ended with a slight increase for the year. Management has continued to spur deposit growth through various promotions and by offering competitive rates in order to attract new money. During the first quarter of 1995, the Corporation offered a special rate for eighteen-month certificates of deposit which accounted for approximately $25.0 million in new deposits.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

Liquidity is defined as the Corporation's ability to generate adequate amounts of cash to meet both current and future needs to pay obligations as they mature, to maintain lending capacity, to provide for planned growth, and to provide a competitive return on investment.

The Corporation, through management's efforts, has been able to continue deposit growth which is the primary source of funds for its lending and investment functions. The Corporation has endeavored to maintain an adequate matching of maturities between its deposit base and its investment and loan portfolios so as not to expose the Corporation to unacceptable levels of interest rate risk while maintaining liquidity at levels which do not unduly impact earnings.

The banking subsidiary of the Corporation has the ability to borrow up to $17.0 million in federal funds from two banks and an additional $58.0 million under reverse repurchase agreements. These arrangements are further discussed in Note 13 of the consolidated financial statements.

Federal law restricts extensions of credit by a bank to its parent bank holding company and, with certain exceptions, to other affiliates. Federal law also restricts the amount of dividends the Corporation's subsidiary may pay to the parent bank holding company. Note 14 to the consolidated financial statements discusses the application of these limitations to the Corporation and its subsidiary bank. Cash needs of the Corporation can be met through borrowings from other lenders, if needed. The terms of the Corporation's existing line of credit arrangement are described in Note 13 of the consolidated financial statements.

In addition to cash and due from banks and federal funds sold, the repayment of loans and scheduled maturities of marketable investment securities are the principal sources of liquidity. Securities maturing in one year or less amounted of $3.6 million at December 31, 1995, representing 3.3% of total investment securities. Management believes it has maintained a liquidity position to meet everyday monetary demands. The Corporation has not, in the past, relied on sales of investment securities to meet its liquidity needs, and management does not intend to do so in the future.

CAPITAL RESOURCES

During 1995, the Corporation opened four new branch locations inside Pick 'n Save food stores. One is located in Oak Creek and three more are located in Milwaukee, Wisconsin. Funding for these locations was generated internally and (based on prior costs for similar locations) cost approximately $1.1 million combined.

Management has plans for opening at least one new location inside a Pick 'n Save food store located at Clarke Square in Milwaukee, Wisconsin, during 1996. Funding for this location, which will approximate similar locations, will also be generated internally.

Federal banking regulatory agencies have established capital adequacy rules which take into account risk attributable to balance sheet assets and off-balance-sheet activities. All banks and bank holding companies must meet a minimum risk-based capital ratio of 8.0% of which 4.0% must be comprised of Tier 1 Capital.

The federal banking agencies also have adopted leverage capital guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a minimum leverage ratio of at least 3.0% Tier 1 Capital to total assets, while lower rated banking organizations must maintain a ratio of at least 4.0% to 5.0%. The Corporation's banking subsidiary's risk-based capital and leverage ratios are further discussed in Note 9 to the consolidated financial statements.

At December 31, 1995, the leverage and risk-based capital positions are as follows:


                                           Regulatory
                                            Minimum             Bank's Actual
                                            Required                Ratio
                                           ----------------------------------

Leverage ratio                                3.00%                 11.72%
Risk-based capital                            8.00                  17.91


It is the Corporation's philosophy to avoid those categories of assets classified by the capital requirements as having higher credit risk, as well as highly leveraged or certain foreign loans. The Corporation's banking subsidiary believes it will continue to exceed these "risk-based" capital requirements and continue to meet regulatory definitions of "well capitalized."

RESULTS OF OPERATIONS

                                 1995 vs. 1994

During 1995, net income increased $473.7 thousand (9.7%) compared to an increase of $236.7 thousand (5.1%) during 1994. A gain on the sale of other real estate owned and a decrease in regulatory agency assessments were the primary reasons for this increase.

Net interest income increased $612.6 thousand (3.47%) during 1995 compared to an increase of $282.5 thousand (1.6%) during 1994. Interest income and fees on loans increased $2.9 million (16.0%) in 1995 compared to a decrease of $590.1 thousand (3.1%) in 1994. The influx of over $19 million in net new loans contributed to this substantial increase in loan income during 1995. Lending officers, through the guidance of management, have been able to attract new loan customers while maintaining and servicing the needs of established loan customers. Investment security interest income decreased $136.1 thousand (2.0%) during 1995 compared to an increase of $906.1 thousand (17.6%) during 1994. Income derived from the increase in municipal securities was not adequate to replace the yield obtained from the older municipal securities which matured during 1995. Total interest expense in 1995 increased $2.6 million (38.0%) compared with an increase of $13.6 thousand (0.2%) in 1994 as a result of deposit balances increasing $50.1 million and rates increasing slightly. Interest expense on short-term borrowings declined $180.2 thousand (46.1%) from 1994 to 1995 due to a reduction in borrowed funds for the year.

Since the ratio of nonperforming loans to total loans remained low for 1995, the provision for loan losses decreased $126.9 thousand (33.8%) in 1995 compared to a decrease of $65.0 thousand (14.8%) during 1994. Management has been diligent in its efforts to maintain a loan portfolio which not only provides the Corporation with a satisfactory yield but also a good sound base on which to build and grow. Through their experience and careful monitoring of the loan portfolio they have determined that the reserve for loan loss is adequate to absorb losses which may occur due to the default and consequential charge-off of a bad loan.

Total other income increased $748.4 thousand (14.3%) in 1995 compared to a decrease of $37.4 thousand (.7%) during 1994 primarily due to the $465 thousand gain received from the sale of other real estate owned. Total other expenses increased $747.9 thousand (4.8%) during 1995 compared to an increase of $8.4 thousand (0.1%) during 1994. Increases in salaries and employee benefits, advertising, postage and other miscellaneous expenses all contributed to this increase.

Income tax expense increased $266.2 thousand (14.1%) in 1995 compared to an increase of $64.9 thousand (3.6%) in 1994. Tax-exempt interest income decreased $168.3 thousand (10.5%) and income before income taxes had increased $740.0 thousand (11.0%) during 1995 which accounted for this increase in tax expense. The effective tax rates for the Corporation were 28.8% and 27.9% in 1995 and 1994, respectively, and are less than the statutory rates, largely as a result of tax-exempt interest income earned on municipal securities.

                                 1994 vs. 1993

During 1994, net interest income increased $282.5 thousand (1.6%) compared to an increase of $1.6 million (10.3%) during 1993. The Corporation retained a net interest margin of approximately 5.8% during 1994 as compared to a high of 6.2% during 1993. Loan income decreased $590.1 thousand (3.1%) compared to a decrease of $456.0 thousand (2.3%) during 1993 due to the drop in loan balances during the first half of 1994. Management endeavored to replace these loans as well as to obtain additional new loans. An increase in investment security income of $906.1 thousand (17.6%) in 1994 compared to an increase of $108 thousand in 1993 more than offset the decline in loan income. Since rates paid on savings and time deposits remained steady during 1994, there was a relatively small increase in interest expense of $13.6 thousand (17.6%) in 1994 compared with a decrease of $1.9 million (21.8%) in 1993, due to interest-bearing deposit growth.

The provision for loan losses decreased $65.0 thousand (14.8%) during 1994 compared to a decrease of $290.0 thousand (39.7%) during 1993. Since the ratio of nonperforming loans to total loans continued to remain low, management determined that the loan loss provision was adequate to absorb losses that occurred due to the charge-off of bad loans. Management continually monitored the loan portfolio for collectibility and any indications of problem situations.

Total other income decreased $37.4 thousand (0.7%) during 1994 compared to an increase of $1.0 million (23.9%) during 1993. The primary reason for the decrease was decreased mortgage loan fee income caused by rising interest rates and decreased mortgage loan originations.

uring 1994, total other expense increased only slightly, $8.4 thousand (0.1%), compared to an increase of $1.8 million (13.2%) during 1993. In 1993, the Corporation terminated its defined benefit pension plan and instituted a 401(k) plan during 1994. The defined benefit pension plan was underfunded and additional contributions totaling $450,000 were made in order to dissolve the plan.

The effective tax rates for the Corporation were 27.9% and 28.3% in 1994 and 1993, respectively, and were less than the statutory rates, largely as a result of tax-exempt interest income earned on municipal securities.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution, including the Corporation, are monetary in nature. Therefore, the effects of inflation on financial institutions differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. The growth of total assets in the banking industry caused by inflation results in the need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. The Corporation's management recognizes the need to both control asset growth and maintain a reasonable dividend policy in order to promote the adequate internal growth of capital. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Management believes that the Corporation's ability to react to changes in interest rates has the most impact on inflation and changing prices. Management attempts to maintain a reasonably balanced position between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

                            Tri City Bankshares Corporation

                                Selected Financial Data


                    1995         1994         1993         1992         1991
                    ----         ----         ----         ----         ----
Total interest
 income         $27,724,625  $24,503,080  $24,206,977	 $24,498,827 	$24,744,048
Total interest
 expense          9,468,149    6,859,209    6,845,644    8,752,164   12,046,005
Net interest
 income          18,256,476   17,643,871   17,361,333   15,746,663   12,698,043
Provision for
 loan losses        248,139      375,000      440,000      730,000      443,000
Net interest
 income after
 provision for
 loan losses     18,008,337   17,268,871   16,921,333   15,016,663   12,255,043
Income before
 income taxes     7,509,719    6,769,767    6,468,118    5,376,706    2,792,285
Net income        5,350,578    4,876,814    4,640,068    3,909,981    2,055,685

Net income
 per share            	2.17        	2.04        	1.97        	1.66         	.87
Cash dividends
 declared
 per share            	.500         .400        	.315        	.225        	.225


Average daily
 balances:                                     (In Thousands)

Total assets     	$	371,795    $ 340,502    $ 317,431   	$	297,136   	$	275,083
Total net loans     220,969      197,540      195,984      187,341      180,892
Total investment
securities          105,758       96,810       74,246       65,002       54,282
Total deposits      324,469      294,568      276,127      256,394      239,659
Total stockholders'
 equity              41,532       36,051       31,327       27,686       25,518

The Corporation's common stock is not traded on any exchange or in the over-the-counter market. The price ranges reflected in the following table show sales prices in isolated sales of which the Corporation has knowledge.


                                   1995                        1994
                           ---------------------    -----------------------
                              High        Low           High         Low
                           ---------------------     ----------------------
Price range:
First quarter                $22.50     $22.00         $19.95      $19.55
Second quarter                23.10      22.70          20.50       20.10
Third quarter                 23.65      23.25          21.10       20.70
Fourth quarter                24.35      23.90          21.75       21.35


As of December 31, 1995, the number of holders of record of the Corporation's common stock was 712.

The Corporation declared four quarterly cash dividends in 1995 in the amount of $0.125 per share. Quarterly dividends of $0.10 per share were declared during each of the four quarters of 1994.

The Corporation is not party to any loan agreement, indenture or other agreement which restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 14 to the consolidated financial statements for restrictions imposed by regulatory agencies upon the subsidiary bank's ability to transfer funds to the parent corporation.

                          Tri City Bankshares Corporation

                            Consolidated Balance Sheets



                                                         December 31
                                                   1995              1994
                                          -------------------------------------
Assets:
Cash and cash equivalents                    	$ 	34,725,066      $ 	28,042,066
Investment securities:
 Available-for-sale (at fair value)              12,763,844                  -
 Held-to-maturity (fair value of
  $96,883,742-1995 and $87,698,918-1994)         96,627,721         93,277,595

Loans                                           232,472,708        213,287,740
Less allowance for loan losses                   (3,626,217)        (3,395,101)
                                          -------------------------------------
Net loans                                       228,846,491        209,892,639
Premises and equipment                           19,550,437         19,857,706
Other assets                                      5,135,365          6,259,987
                                          -------------------------------------
	                                             $	397,648,924      $	357,329,993

Liabilities and stockholders' equity:
Deposits:
 Noninterest-bearing                          $ 	90,745,057      $ 	83,072,574
 Interest-bearing--over $100,000                 14,516,000          9,691,000
 Interest-bearing--other                        244,958,463        207,312,921
                                          -------------------------------------
Total deposits                                  350,219,520        300,076,495
Short-term borrowings:
 Federal funds purchased                                  -         10,000,000
 Securities sold under agreements
  to repurchase                                           -          3,900,000
 Other                                            1,914,521          2,406,970
                                          -------------------------------------
Total short-term borrowings                       1,914,521         16,306,970
Other liabilities                                 1,200,152          1,153,632
                                          -------------------------------------
Total liabilities                               353,334,193        317,537,097
Stockholders' equity:
 Common stock, $1 par value:
  Authorized--5,000,000 shares
  Issued and outstanding (1995--
   2,470,449 shares; 1994--
    2,457,489 shares)                             2,470,449          2,457,489
Additional paid-in capital                        8,372,997          8,091,712
Retained earnings                                33,363,037         29,243,695
Net unrealized gains on
 investment securities
  available-for-sale                                108,248                  -
                                          -------------------------------------
Total stockholders' equity                       44,314,731         39,792,896
                                          -------------------------------------
                                             	$	397,648,924      $	357,329,993
                                          =====================================

See accompanying notes

                               Tri City Bankshares Corporation
                              Consolidated Statements of Income



                                            Year ended December 31
                                           1995          1994          1993
                                       ----------------------------------------
Interest income:
 Loans, including fees                 $21,279,637   $18,361,828  	$18,951,951
 Investment securities:
   Taxable                               4,305,969     4,463,267     3,752,779
   Exempt from federal income tax        1,618,576     1,597,422     1,401,833
 Federal funds sold                        520,443        80,563       100,414
                                       ----------------------------------------
Total interest income                   27,724,625    24,503,080    24,206,977

Interest expense:
 Deposits                                9,257,091     6,467,870     6,582,833
 Short-term borrowings                     211,058       391,339       262,811
                                       ----------------------------------------
Total interest expense                   9,468,149     6,859,209     6,845,644
                                       ----------------------------------------
Net interest income                     18,256,476    17,643,871    17,361,333
Provision for loan losses                  248,139       375,000       440,000
                                       ----------------------------------------
Net interest income after
provision for loan losses               18,008,337    17,268,871    16,921,333

Other income:
 Service charges                         3,201,320     2,856,165     2,693,113
 Rental income                             773,573       797,611       841,713
 Gain on sale of loans                      41,979         54,553       362,647
 Investment securities gains                     -         3,017         2,340
 Other                                   1,962,967     1,520,124     1,369,096
                                       ----------------------------------------
Total other income                       5,979,839     5,231,470     5,268,909

Other expenses:
 Salaries and employee benefits          8,608,117     8,017,745     7,447,550
 Occupancy                               2,244,481     2,288,081     2,197,662
 Equipment                               1,189,597     1,099,037     1,176,552
 Data processing                           496,950       613,811       612,539
 Advertising and promotional               498,280       397,293       361,020
 Regulatory agency assessments             433,345       732,209       678,398
 Office supplies                           458,247       387,211       370,058
 Curtailment of pension plan                     -             -       450,000
 Other                                   2,549,440     2,195,187     2,428,345
                                       ----------------------------------------
Total other expenses                    16,478,457    15,730,574    15,722,124
                                       ----------------------------------------
Income before income taxes               7,509,719     6,769,767     6,468,118
Income taxes                             2,159,141     1,892,953     1,828,050
                                       ----------------------------------------
Net income                             $	5,350,578   $	4,876,814 	 $	4,640,068
                                       ========================================


Net income per common share            $     	2.17   $     	2.04	  $     	1.97
                                       ========================================
Average shares outstanding               2,464,770     2,392,121     2,357,569
                                       ========================================

See accompanying notes.

                                 Tri City Bankshares Corporation
                         Consolidated Statements of Stockholders' Equity

                                  Additional   Net Unrealized Gain
                         Common     Paid-In     on Securities         Retained
                          Stock     Capital    Available-for-Sale     Earnings
                       --------------------------------------------------------
Balances at
 January 1, 1993     $	2,355,971 	$	6,100,134      $          -    $21,418,056
  Net income                   -            -                 -      4,640,068
  Cash dividends
   declared-$.315
   per share                   -            -                 -       (742,217)
  Common stock
   issued under
   dividend
   reinvestment
   plan-6,514 shares       6,574      114,868                 -              -
                       --------------------------------------------------------
Balances at
 December 31, 1993     2,362,545    6,215,002                 -     25,315,907
  Net income                   -            -                 -      4,876,814
  Cash dividends
   declared-$.40
   per share                   -            -                 -       (949,026)
  Common stock
   issued under
   dividend
   reinvestment
   plan-25,709
   shares                 25,709      492,010                 -              -
  Common stock
   issued upon
   termination of
   pension plan--
   69,235 shares
   (Note 10)              69,235    1,384,700                 -              -
                       --------------------------------------------------------
Balances at
 December 31, 1994     2,457,489    8,091,712                 -     29,243,695
  Net income                   -            -                 -      5,350,578
  Cash dividends
   declared-$.50
   per share                   -            -                 -     (1,231,236)
  Common stock
   issued under
   dividend
   reinvestment
   plan-12,975 shares     12,975      281,447                 -              -
  Common stock
   fractional shares
   redeemed                  (15)        (162)                -              -
  Net unrealized gain
   on investment
   securities
   available-for-sale
   (net of tax)                -            -           108,248              -
                       --------------------------------------------------------
Balances at
 December 31, 1995   $ 2,470,449 	$	8,372,997       $   108,248    $33,363,037
                       ========================================================

See accompanying notes.

                               Tri City Bankshares Corporation
                            Consolidated Statements of Cash Flows



                                                    Year ended December 31
                                       1995            1994            1993
                                  ---------------------------------------------
Operating activities:
Net income                        	$	5,350,578   	 $	4,876,814  	  $	4,640,068
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Proceeds from sale of
   loans held for sale               5,554,152       6,315,354      46,401,617
  Origination of loans
   held for sale                    (5,554,152)     (6,315,354)    (46,401,617)
  Provision for loan losses            248,139         375,000         440,000
  Provision for depreciation         1,515,475       1,505,145       1,420,919
  Amortization of investment
   securities premiums and
   accretion of discounts              328,945         436,708         282,153
  Realized investment
   securities gains                          -          (3,017)         (2,340)
  Undistributed earnings of
   affiliate                           (91,786)        (83,134)        (81,933)
  Decrease (increase) in
   interest receivable                (538,039)        174,718        (125,779)
  Increase (decrease) in
   interest payable                    320,642           6,426         (41,990)
  Other                              1,346,776        (598,784)        193,262
                                  ---------------------------------------------
Net cash provided by
  operating activities               8,480,730       6,689,876       6,724,360

Investing activities:
Proceeds from repayment,
 calls and maturities of
 investment securities
 held to maturity                   35,117,130      18,333,240      26,529,352
Purchases of investment
 securities held to
 maturity                          (51,373,597)    (13,546,716)    (57,488,249)
 Net increase in loans             (19,201,991)    (11,506,246)     (3,079,077)
Purchases of premises
 and equipment                      (1,152,857)     (1,463,776)       (824,046)
                               ------------------------------------------------
Net cash used by
 investing activities              (36,611,315)     (8,183,498)    (34,862,020)

Financing activities:
Sale of common stock                   294,245       1,971,654         121,442
Net increase in deposits            50,143,025       7,941,711      19,042,723
Net increase (decrease)
 in short-term borrowings          (14,392,449)     (1,618,445)      7,828,059
Cash dividends                      (1,231,236)       (949,026)       (742,217)
                               ------------------------------------------------
Net cash provided by
 financing activities               34,813,585       7,345,894      26,250,007
                               ------------------------------------------------
Increase (decrease) in cash
 and cash equivalents                6,683,000       5,852,272      (1,887,653)
Cash and cash equivalents
 at beginning of year               28,042,066      22,189,794      24,077,447
                               ------------------------------------------------
Cash and cash equivalents
 at end of year                  	$	34,725,066   		$28,042,066   		$22,189,794
                               ================================================

Supplementary information:
  Interest paid                   	$	9,147,507   	 $	6,852,783   	 $	6,887,634
  Income taxes paid                  2,080,000       1,823,000       1,980,000
  Investment securities
   transferred to available
   for sale (at amortized cost)     12,577,396               -               -

See accompanying notes.

Tri City Bankshares Corporation
Notes to Consolidated Financial Statements


1. Accounting Policies

Business

Tri City Bankshares Corporation (the Corporation) and its wholly owned subsidiary, Tri City National Bank (the Bank), provide banking services to domestic markets, primarily in the metropolitan Milwaukee, Wisconsin, area. The Corporation and its subsidiary are subject to competition from other financial institutions. The Corporation and its subsidiary are also subject to the regulations of certain federal agencies and undergo periodic examinations by these regulatory authorities.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Corporation and its subsidiary. All significant intercompany balances and transactions have been eliminated. The Corporation's investment in an unconsolidated affiliate bank (see Note 4) is recorded using the equity method of accounting.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowance for losses and the valuation of investment securities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, interest-bearing deposits and federal funds sold.

Investment Securities

Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in
Debt and Equity Securities." Under SFAS No. 115, debt securities are classified as held-to-maturity and are carried at amortized cost when the Corporation has both the positive intent and ability to hold them to maturity. Debt securities that the Corporation does not have the positive intent and ability to hold to maturity are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale, net of related tax effects, are recorded as a separate component of stockholders' equity. As a result of adopting SFAS No. 115, the December 31, 1994, balance of stockholders' equity was not affected.

In October 1995, the Financial Accounting Standards Board (FASB) approved a modification of SFAS No. 115, wherein from November 15, 1995 through
December 31, 1995, the Corporation had the opportunity to reconsider its classification of investment securities as held-to-maturity, trading or available-for-sale. Accordingly, on December 28, 1995, the Corporation chose to reclassify certain investment securities from. At the date of transfer, the amortized cost of the investment securities was $12,577,000. The net unrealized gain on those securities was $186,000, which is included in stockholders' equity, net of the income tax effect of $78,000.

For all years presented, the amortized cost of investment securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts computed by the straight-line method
(which approximates the level-yield method). Such amortization is included in interest income from the security. The amortized cost of the specific security sold or called is used to compute gain or loss on the sale or call of investment securities.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. The cost of premises and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. t due as to principal or interest. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest.

Loan Fees

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amounts are being amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts using the level-yield method over the contractual life of the related loans. The net deferred amounts related to loans sold are recognized as income at the time of sale.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, estimated collateral value and other relevant factors. The allowance is increased by provisions for loan losses charged to earnings and reduced by charge-offs, net of recoveries.

Income Taxes

The Corporation and its subsidiary file a consolidated federal income tax return. The subsidiary provides for income taxes on a separate-return basis and remits to the Corporation amounts determined to be currently payable.

The Corporation accounts for income taxes using the liability method. Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law and the Corporation's tax status. Consequently, tax expense in future years may be impacted by changes in tax rates and tax return limitations.

Per Share Data

Earnings per share are computed based on the weighted average number of shares outstanding during the year.

Interim Financial Data

The interim financial data (see Note 18) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

Accounting Changes

Effective January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114, which was amended by SFAS No. 118, requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's effective rate, or as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Homogenous loans, such as single-family mortgage loans and most categories of consumer loans, are excluded from this requirement. The adoption of SFAS No. 114 and No. 118 had no effect on the Corporation's financial condition or results of operations.

2. Restrictions on Cash and Due From Bank Accounts

The subsidiary bank is required to maintain noninterest-earning reserve balances with the Federal Reserve Bank or in vault cash. The amount of the reserve requirement as of December 31, 1995 was approximately $6,751,000.

3. Investment Securities

The amortized cost and estimated fair values of investments in debt securities were as follows:


                                          Gross          Gross
                         Amortized      Unrealized     Unrealized     Fair
                           Cost           Gains          Losses       Value
                        -------------------------------------------------------
At December 31, 1995:
 Available-for-sale-
  U.S. Treasury
   securities and
   obligations of U.S.
   government agencies  $12,577,396    $   262,623    $  76,175    $12,763,844
                        =======================================================

Held-to-maturity:
 U.S. Treasury
  securities and
  obligations of U.S.
  government agencies   $52,852,341    $   552,907    $ 733,588    $52,671,660
 Obligations of
  states and
  political
  subdivisions           43,621,699        593,381      156,679     44,058,401
 Industrial revenue
  bonds                     153,681              -            -        153,681
                        -------------------------------------------------------
                        $96,627,721     $1,146,288    $ 890,267    $96,883,742

                                          Gross         Gross
                         Amortized      Unrealized    Unrealized      Fair
                           Cost           Gains         Losses        Value
                        ------------------------------------------------------
At December 31, 1994:
 Held-to-maturity:
  U.S. Treasury
   securities and
   obligations of U.S.
   government agencies  $62,011,254     $  41,652     $4,323,284   $57,729,622
  Obligations of
   states and
   political
   subdivisions          31,065,977       110,989      1,408,034    29,768,932
  Industrial revenue
   bonds                    200,364             -              -       200,364
                        -------------------------------------------------------
                        $93,277,595     $ 152,641     $5,731,318   $87,698,918


The amortized cost and fair value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                          Held-to-Maturity              Available-for-Sale
                  ---------------------------------------------------------
                      Amortized        Fair       Amortized         Fair
                        Cost           Value        Cost            Value
                  ---------------------------------------------------------
Due in one
 year or less     $  3,621,793    $  3,626,459   $          -  $          -
Due after one
 year through
 five years         42,313,447      42,612,625      2,500,000     2,508,594
Due after five
 years through
 ten years          49,440,879      49,353,784     10,077,396    10,255,250
Due after ten
  years              1,251,602       1,290,874              -             -
                  ---------------------------------------------------------
                  $ 96,627,721    $ 96,883,742   $ 12,577,396  $ 12,763,844
                  ============================   ==========================

Gross gains of $3,017 and $2,340 in 1994 and 1993, respectively, were realized on the early redemption of securities; there were no gains on early redemption of securities in 1995 nor were there any sales of securities in 1995, 1994 or 1993.

4. Investment in Affiliated Bank

The Corporation owns 23.54% of the common stock of the First National Bank of Eagle River (First National Bank). This investment is included in other assets and is accounted for using the equity method.

Summarized unaudited financial information for First National Bank was as follows:

                                                   December 31
                                             1995                1994
                                     -----------------------------------------
Total assets                           	 $	78,458,000        		$ 73,153,000
Total deposits                             69,920,000            62,531,000
Stockholders' equity                        6,206,000             5,727,000
Net income                                    583,000               534,000


5. Loans

Loan balances classified by type were as follows:

                                                    December 31
                                            1995                  1994
                                     -----------------------------------------
Commercial                             	$	11,058,000        	 $	10,447,000
Real estate--construction                 21,692,000            16,811,000
Real estate--mortgage:
  Single family                           80,551,708            77,995,740
  Multi family                             5,553,000             2,557,000
  Nonresidential                          81,841,000            77,306,000
  Installment                             31,777,000            28,171,000
                                     -----------------------------------------
                                      	$	232,472,708        		$213,287,740
                                     =========================================

In the ordinary course of business, the Bank grants loans to related parties, which include certain directors and officers of the Corporation, and entities in which such persons are principal shareholders. These loans are made at terms which do not vary from terms that would have been obtained if the transactions had been with unrelated parties and do not involve more than normal risk of collectibility. Loans outstanding at December 31, 1995 and 1994, to such related parties approximated $2,050,000 and $1,878,000, respectively. During 1995, $872,000 of new loans were made and repayments totaled $700,000.

6. Allowance for Loan Losses, Nonaccrual Loans and Other Real Estate Owned

Changes in the allowance for loans losses for each of the three years in the period ending December 31, 1995, were as follows:

                                        1995           1994           1993
                                 ---------------------------------------------
Balance at beginning of year       	$	3,395,101   	$	3,163,931   	$	2,739,960
Provision for loan losses               248,139        375,000        440,000
Loans charged off                       (21,084)      (159,877)       (57,017)
Recoveries on loans charged off           4,061         16,047         40,988
                                 ---------------------------------------------
Balance at end of year             	$	3,626,217   	$	3,395,101   	$	3,163,931
                                 =============================================

Nonaccrual loans totaled approximately $1,033,434 and $1,929,734 at December 31, 1995 and 1994, respectively.

Other real estate ($1,670,232 at December 31, 1994) is comprised of properties acquired through a foreclosure proceeding. These properties are carried at the lower of cost or fair value. Losses from the acquisition of such property are charged against the allowance for loan losses at the time of foreclosure. There were no such properties at December 31, 1995.

7. Premises and Equipment


                                                   December 31
                                           1995                 1994
                                     ----------------------------------------
Land                                 	 $	3,965,073        	 $	3,959,277
Buildings and leasehold improvements    17,863,311           17,386,101
Furniture and equipment                  7,379,900            7,140,129
                                     ----------------------------------------
                                        29,208,284           28,485,507
Less accumulated depreciation           (9,657,847)          (8,627,801)
                                     ----------------------------------------
                                      $	19,550,437   	    	$ 19,857,706
                                     ========================================

8. Deposits

Deposits consisted of the following:

                                                 December 31
                                           1995               1994
                                  -------------------------------------------
Demand deposit accounts               $	90,745,057     	 $	83,072,574
Time and savings accounts              259,474,463        217,003,921
                                  -------------------------------------------
                                   		$ 350,219,520    		$ 300,076,495
                                  ===========================================

9. Regulatory Capital

The Bank is required to meet certain minimum leverage ratio and risk-based capital requirements. The leverage ratio generally consists of stockholders' equity as a percentage of total assets. The risk-based requirements presently address credit risk related to both recorded assets and off-balance-sheet commitments and obligations.

The following table summarizes the Bank's capital position (based upon regulatory reporting requirements) as compared to the existing regulatory minimums at December 31, 1995:

                                      Regulatory
                                       Minimum                Bank's
                                       Required            Actual Ratio
                                   --------------------------------------
Leverage ratio                          3.00%                 11.72%
Risk-based capital                      8.00                  17.91


10. Pension Plan

Prior to November 15, 1993, the Corporation had a noncontributory defined benefit pension plan covering employees meeting certain minimum age and service requirements. Benefits were based on the employee's compensation during years of service. The Corporation funded annually the amount that could be deducted for federal income tax purposes.

On September 14, 1993, the Board of Directors authorized the termination of the Corporation's noncontributory defined benefit pension plan. The termination was effective November 15, 1993, and participants in the plan became fully vested on that date. In connection with the termination, the Corporation recorded a pretax curtailment expense of $450,000 in 1993. The effect of this expense was to decrease 1993 net income by approximately $293,000 or $0.12 per share. The settlement of the vested accumulated benefit obligation by lump-sum payments to each covered employee was completed in 1994. This action resulted in a final curtailment expense of $45,884.

In addition, when the plan was terminated, certain officers were given the option of purchasing shares of the Corporation's stock at its market price with the cash received from the proceeds of their vested accumulated benefit obligation. Accordingly, 69,235 shares of stock were issued at $21 per share.

The Corporation replaced the terminated defined benefit plan with a contributory defined contribution 401(k) plan. This plan covers all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Corporation may make regular and matching contributions to the plan each year. Participants direct the investment of their contributions into one or more investment options. The Corporation recorded expense of $206,349 and $199,802 for 1995 and 1994, respectively.

11. Income Taxes

The components of income tax expense for each of the three years in the period ending December 31, 1995, were:

                                        1995         1994          1993
                                  -------------------------------------------
Federal                              $1,948,500   $1,721,953    $1,612,000
State                                   210,641      171,000       216,050
                                  -------------------------------------------
                                     $2,159,141   $1,892,953    $1,828,050
                                  ===========================================

Current                              $2,162,141   $2,526,387    $1,955,050
Deferred benefit                         (3,000)    (633,434)     (127,000)
                                  -------------------------------------------
                                     $2,159,141   $1,892,953    $1,828,050
                                  ===========================================

Differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes for each of the three years in the period ending December 31, 1995, are as follows:

                                        1995         1994          1993
                                  -------------------------------------------
Income tax at statutory rate         $2,553,305    $2,301,721   $2,199,160
Increase (reduction) resulting
 from:
  Tax-exempt interest income           (496,749)     (503,227)    (442,799)
  State income taxes, net of
   federal tax benefit                  130,674       120,320      149,227
  Other                                 (28,089)      (25,861)     (77,538)
                                  -------------------------------------------
                                     $2,159,141    $1,892,953   $1,828,050
                                  ===========================================

The components of the Corporation's net deferred income tax asset was as follows:


                                                 1995              1994
                                         ------------------------------------
Deferred tax assets:
 Loan loss reserves                         	$	1,138,000     	 $	1,110,000
 Excess servicing gains                           90,000           107,000
 State net operating loss carryforwards          178,000           211,000
 Other                                           141,000           207,000
                                         ------------------------------------
                                               1,547,000         1,635,000
                                         ------------------------------------
Deferred tax liabilities:
 Excess tax depreciation                        (573,000)         (637,000)
 Safe harbor lease                              (213,000)         (236,000)
 Net unrealized gains on investment
  securities available-for-sale                  (69,000)                -
 Other                                          (157,000)         (121,000)
                                         ------------------------------------
                                              (1,012,000)         (994,000)
                                         ------------------------------------
Net deferred tax asset before
 valuation allowance                             535,000           641,000
Valuation allowance                             (167,000)         (202,000)
                                         ------------------------------------
Net deferred tax asset                        	$	368,000       	 $	439,000
                                         ====================================

12. Leases

The Corporation leases various banking facilities under operating lease agreements from companies owned by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggreg
Future minimum rentals, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1995:

Year ended December 31:
1996                                                    	$  	358,068
1997                                                         325,238
1998                                                         323,628
1999                                                         321,052
2000                                                         208,209
2001 and thereafter                                          766,560
                                                         ------------
Total minimum future rentals                            	$	2,302,755
                                                         ============

13. Short-Term Borrowings

The Corporation has a $5,000,000 line of credit with an unrelated bank. The line bears interest at the Bank's prime rate (8.5% at December 31, 1995 and 1994) and is payable on demand. No amounts were outstanding on the line at December 31, 1995 and 1994.

Borrowings under reverse repurchase agreements bore an average interest rate of 6.31% at December 31, 1994, and matured within 5 days of year end. Assets collateralizing such agreements, consisting of U.S. government and agency obligations, are held by the lender bank. At December 31, 1995, under existing arrangements, the Bank could borrow up to $58,000,000 under reverse repurchase agreements. No amounts were outstanding at December 31, 1995.

At December 31, 1995, the Bank has the ability to borrow federal funds of up to $17,000,000 under a revolving line of credit agreement with lenders. Such borrowings bear interest at the Bank's announced daily federal funds rate and mature daily. There were no federal funds borrowings outstanding at December 31, 1995. There were $10,000,000 in federal funds borrowings outstanding at December 31, 1994. Other short-term borrowings represent treasury, tax and loan accounts due to the Federal Reserve Bank. Such amounts are secured by a pledge of investment securities in the amount of $7,000,000 at December 31, 1995. Such amounts are due to the Federal Reserve Bank under a $6,000,000 line of credit and are secured by investment securities that bear interest at 8.21% at December 31, 1995 and 1994.

14. Stockholders' Equity

Certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. As of December 31, 1995, retained earnings of the Bank in the amount of $12,633,064 were available for distribution to the Corporation as dividends without prior approval of regulatory agencies.

Under Federal Reserve regulation, the Bank also is limited as to the amount it may lend to its affiliates, including the Corporation. Such loans are required to be collateralized by investments defined in the regulations. In addition, the maximum amount available for transfer from the Bank to the Corporation in the form of loans is limited to 10% of the Bank's stockholders' equity in the case of any one affiliate or 20% in the case of all affiliates.

15. Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of the Corporation's customers. Standby letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Corporation's normal credit policies. Collateral (largely real estate) is required based on management's credit assessment of the customer.

The Corporation's maximum credit exposure for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1995, was $19,091,000 and $1,249,000, respectively. All such arrangements expire in fiscal 1996.

16. Fair Value of Financial Instruments

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The Corporation does not routinely measure the market value of financial instruments such as is required by SFAS No. 107, because such measurements represent point-in-time estimates of value. It is not the intent of the Corporation to liquidate and therefore realize the difference between market value and carrying value and even if it were, there is no assurance that the estimated market values could be realized. Thus, the information presented is not relevant to predicting the Corporation's future earnings or cash flows.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment Securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable

For variable-rate loans that reprice frequently (within the twelve-month period following the date of measurement), and with no significant credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Off-Balance-Sheet Instruments

Fair values for the Corporation's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of such instruments at December 31, 1995 and 1994, is not material.

Deposits

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and certain types of money market accounts) are, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate fixed-term money market accounts and certificates of deposit and fixed-rate certificates of deposit scheduled to mature or reprice within the twelve-month period following the date of measurement approximates their fair value at the reporting date. Fair values for fixed-rate certificates of deposit scheduled to mature or reprice after twelve months from the date of measurement are estimated using a discounted cash flow analysis that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities of the time deposits. The carrying amount of accrued interest approximates its fair value.

Short-Term Borrowings

The carrying amount of short-term borrowings and related accrued interest, approximates their fair values at the reporting date.

The carrying amounts and fair values of the Corporation's financial instruments consisted of the following at December 31, 1995 and 1994:


                                     1995                       1994
                            -------------------------------------------------
                            Carrying        Fair      Carrying        Fair
                             Amount         Value      Amount         Value
                           --------------------------------------------------
                                              (In Thousands)

Cash and cash equivalents  	$	34,725     	$	34,725    	$	28,042    	$	28,042
                           ==================================================
Investment securities     	$	109,392    	$	109,648    	$	93,278    	$	87,699
                           ==================================================
Loans receivable          	$	232,473    	$	234,096   	$	213,288   	$	210,718
                           ==================================================

Deposits:
  Withdrawable on demand  	$	249,412    	$	249,412   	$	245,061   	$	245,061
  Certificates of deposit    100,808       100,913       55,015       54,963
                           --------------------------------------------------
                          	$	350,220    	$	350,325   	$	300,076   	$	300,024
                           ==================================================

Short-term borrowings     	$  	1,914    	$  	1,914   	$ 	16,307   	$ 	16,307

17. Tri City Bankshares Corporation (Parent Company Only) Financial
      Information


Balance Sheets

                                                 December 31
                                          1995                     1994
                                  -------------------------------------------
Assets:
Cash on deposit with
  subsidiary bank                   	 $  	267,598           	 $	   24,999
Investment in subsidiary               40,238,480              35,915,045
Investment in affiliated bank           1,457,466               1,397,777
Bank premises and equipment             2,085,127               2,174,884
Other net assets                          266,060                 280,191
                                  -------------------------------------------
Total assets                        		$44,314,731           		$39,792,896
                                  ===========================================

Stockholders' equity:
Common stock                        	 $	2,470,449            	$	2,457,489
Additional paid-in capital              8,372,997               8,091,712
Net unrealized gain on
 investment securities
 available-for-sale                       108,248                       -
Retained earnings                      33,363,037              29,243,695
                                  -------------------------------------------
Total liabilities and
 stockholders' equity               		$44,314,731           		$39,792,896
                                  ===========================================

17. Tri City Bankshares Corporation (Parent Company Only) Financial Information (continued)


Statements of Income

                                           Year ended December 31
                                     1995            1994            1993
                               ----------------------------------------------
Income from subsidiary bank:
  Dividends                     	$	1,150,000    	$	1,000,000      	$	975,000
  Management fees                    510,000         507,600         561,600
  Rental income                      178,913         161,227         128,052
                               ----------------------------------------------
                                   1,838,913       1,668,827       1,664,652

Other income                         148,927          51,338          45,729

Expenses:
Administrative and general           839,970         839,575         830,134
Interest                                   -         116,583         121,667
                               ----------------------------------------------
                                     839,970         956,158         951,801
Income before income taxes
 and equity in undistributed
 net income of subsidiary and
 affiliated bank                   1,147,870         764,007         758,580
Income tax expense (benefit)           5,141         (33,200)        (83,950)
                               ----------------------------------------------
Income before equity in
 undistributed net income of
 subsidiary and affiliated
 bank                              1,142,729         797,207         842,530
Equity in undistributed net
 income of subsidiary and
 affiliated bank                   4,207,849       4,079,607       3,797,538
                               ----------------------------------------------
Net income                      	$	5,350,578    	$	4,876,814    	$	4,640,068
                               ==============================================

17. Tri City Bankshares Corporation (Parent Company Only) Financial Information (continued)


Statements of Cash Flows

                                             Year ended December 31
                                      1995             1994            1993
                                  ----------------------------------------------
Operating activities:
Net income                      	 $	5,350,578    	 $	4,876,814    	$	4,640,068
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
  Provision for depreciation           87,377           78,758          70,752
  Deferred income taxes                     -                -             542
  Equity in undistributed net
   income of subsidiary and
   affiliated bank                 (4,207,849)      (4,079,607)     (3,797,538)
  Other                               (52,896)         (64,125)        (45,265)
                                  ---------------------------------------------
Net cash provided by
 operating activities               1,177,210          811,840         868,559

Investing activities:
 Net sales (purchases) of
  premises and equipment                2,380          (56,980)       (162,605)
                                  ---------------------------------------------
Net cash provided by (used in)
 investing activities                   2,380          (56,980)       (162,605)

Financing activities:
Decrease in short-term borrowings           -       (2,000,000)              -
Decrease in other liabilities               -                -         (28,718)
Sale of common stock                  294,245        1,971,654         121,442
Cash dividends                     (1,231,236)        (949,026)       (742,217)
                                  ---------------------------------------------
Net cash used in financing
 activities                          (936,991)        (977,372)       (649,493)
                                  ---------------------------------------------
Increase (decrease) in cash           242,599         (222,512)         56,461
Cash at beginning of year              24,999          247,511         191,050
                                  ---------------------------------------------
Cash at end of year               	 $	267,598       	 $	24,999      	$	247,511
                                  =============================================

18. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994.

                                          Three Months Ended
                         December 31     September 30     June 30     March 31
                         ------------------------------------------------------
                                 (In Thousands, Except for Per Share Data)

1995:
 Interest income           $7,318           $7,097         $6,771       $6,538
 Interest expense           2,579            2,486          2,336        2,067
 Net interest income        4,739            4,611          4,435        4,471
 Provision for loan
  losses                       75               75             23           75
 Other income               1,474            1,422          1,315        1,769
 Other expense              4,129            4,095          4,172        4,082
 Income before income
  taxes                     2,009            1,863          1,555        2,083
 Income tax expense           550              530            437          642
 Net income                 1,459            1,333          1,118        1,441
 Per common share:
  Net income                 	.59             	.54           	.45         	.59


1994:
 Interest income           $6,285           $6,204         $6,043       $5,971
 Interest expense           1,764            1,759          1,670        1,666
 Net interest income        4,521            4,445          4,373        4,305
 Provision for loan losses      -               75            150          150
 Other income               1,403            1,326          1,244        1,258
 Other expense              3,899            3,949          3,931        3,951
 Income before income taxes 2,025            1,747          1,536        1,462
 Income tax expense           594              522            413          364
 Net income                 1,431            1,225          1,123        1,098
 Per common share:
  Net income                 	.60             	.51           	.47         	.46