Form 10-K, Exhibit 13
period 1997-12-31
TRI CITY BANKSHARES CORP
filed 1998-03-31
CIK 313337

Dear Shareholders,

With hard work and commitment to service, convenience and technology, your Bank has, for the sixth consecutive year, logged record earnings of $6.4 million. In 1997, the Bank also achieved a new high for return on equity and assets, as well as record levels of deposits and loans. The Bank's capital now exceeds $53 million, which positions Tri City National Bank very well to meet the future financial needs of its customers. We are pleased to report that the loan portfolio quality remains strong with very low levels of problem loans and no non-accrual loans. IDC Financial Publishing, Inc., a financial rating service known for rating banks, has once again given Tri City National Bank a "Superior" rating.

To the chagrin of the pessimists, 1997 proved to be another banner year for the U.S. economy. Financial markets and our overall economic prosperity continued to show strong and consistent growth. Low levels of inflation and long-term interest rates have encouraged expansion throughout the business sector.

The low interest rates noted during 1997 caused some interesting challenges. Securities in excess of $21 million in our investment portfolio were called prior to their maturities. And two significant loans totaling more than $11 million were prepaid. Through diligent effort, we were able to replace these earning assets without compromising our earnings or asset quality.

The key words to remember when it comes to community banking continue to be convenience and service. We believe that Tri City National Bank continues to be a hometown bank big enough to serve our customers and small enough to know them. In January 1997, we opened our thirty-first branch inside the Clark Square Pick `n Save Mega Food Center on the near south side in the City of Milwaukee. This branch is helping to address needed services for that neighborhood and, based upon the number of accounts that have already been opened, this neighborhood is responding to our commitment. In the metropolitan Milwaukee market, our thirty-one branch locations provide unequaled banking opportunities for our customers. Fifteen of our branches are located inside Pick `n Save food stores, giving us the largest network of in-store banks providing in-person services seven days a week until 8:00 P.M. The volume of transactions processed by these offices continues to grow and demonstrates our customers' appreciation for the personal service they have consistently received.

We expanded our automated teller network to twenty-five locations by adding two new terminals in 1997. Tri City ATMs are available free of charge to our customers, and offer convenient locations and high reliability.

We are pleased to note that the Tri City EZ Pay Check Card has consistently grown in transaction volume, addressing the needs of our expanding customer base. This fast-growing retail product is gaining an acceptance nationwide as a convenient alternative to check writing.

The number of customers using Tri City's many automated banking services continues to grow. Our Automated Voice Response Unit is now receiving sixty thousand inquiries per month. We have committed the necessary capital to be on the leading edge of technology when it comes to providing the services our customers have come to expect.

Our goal is to position your Company for the future by looking for new growth opportunities while offering unmatched levels of convenience and service. During 1998, we expect to complete the upgrading of all of our management information systems with new technology that will ensure the Bank's data processing ability will meet future needs for years to come. This investment will be significant and is necessary to allow us to successfully compete in the future.

We believe that the future of the Bank continues to be bright. By continuing our philosophy and commitment to independent community banking, we will meet the needs of the consumer and the businessman alike and the Bank will have a healthy, prosperous future. Be assured, the Board of Directors, officers and staff will continue to build your Company and preserve your investment.

Sincerely,

/s/David A. Ulrich

David A. Ulrich
Chairman, President and Chief Executive Officer
Tri City Bankshares Corp.

YOUR HOMETOWN BANK.
LARGE ENOUGH TO SERVE YOU.  SMALL ENOUGH TO KNOW YOU.


CORPORATE PROFILE

Tri City Bankshares Corp. is the parent of Tri City National Bank, a commercial bank that operates 31 offices throughout the Milwaukee area. Tri City Bankshares was formed in 1970. Tri City National Bank was founded in 1963.

Tri City National Bank logged year-end 1997 assets of $459.6 million and deposits of $398.9 million, making it one of the Milwaukee area's largest independent commercial banks. Tri City Bankshares itself is the eighth largest bank holding company in Wisconsin. Both the bank and the holding company are based in the Milwaukee suburb of Oak Creek.

Tri City National Bank operates full-service banks in Brookfield, Brown Deer, Cedarburg, Grafton, Greenfield, Hales Corners, Menomonee Falls, Milwaukee, Oak Creek, St. Francis, Waukesha, Wauwatosa and West Allis.

BUILDING A BANK ONE LOCATION AT A TIME

Acquisitions make the big headlines in the banking business. We at Tri City National Bank have made headlines with a much different type of growth.

You see, we've never bought another bank. Instead, we've expanded by steadily opening new locations, a tally that now numbers 31 offices throughout the Milwaukee area. In fact, our newest bank just opened in January inside a Pick `n Save Mega Food Center at 1818 W. National Ave. on Milwaukee's near south side.

The strategy has given us solid growth and the ability to remain a hometown, locally owned bank. Most important, it's given us an unmatched level of customer service. At our 15 Pick 'n Save locations, we're open seven days a week until 8 p.m.

As you can see, we take pride in our service. In fact, our slogan says we're "Your hometown bank. Large enough to serve you. Small enough to know you."

Sure, other banks may make similar claims. We prove it--seven days a week.

Directors and Officers of the Corporation

DIRECTORS

Frank J. Bauer	            President of Frank Bauer Construction Company, Inc.

Sanford Fedderly	          Retired Registered Pharmacist

William Gravitter	         President of Hy-View Mobile Home Court, Inc.

Henry Karbiner, Jr.	       President of Tri City National Bank, and Executive
                           Vice President, 	Secretary and Treasurer of the
                           Corporation

Christ Krantz	             Vice President of K.R.K., Inc. and President of
                           Krantz Realty, Inc	(corporations owning Ramada --
                           Airport Motel, Milwaukee, and 	Days Inn Motel,
                           Wauwatosa), and partner in Veterans Linen	Supply
                           Company

Rudie L. Lauterbach	       Accountant, Elm Grove, Wisconsin

William P. McGovern	       Attorney-at-Law, Milwaukee, Wisconsin

Robert W. Orth	            Executive Vice President of Tri City National Bank,
                           and Senior	Vice President of the Corporation

Ronald K. Puetz	           Executive Vice President of Tri City National Bank,
                           and Senior	Vice President of the Corporation

John M. Rupcich	           Vice President -- Real Estate of the Corporation and
                           President and	Director of N.D.C., Inc. and Executive
                           Vice President of and	Director of Mega Marts, Inc.

David A. Ulrich	           President, Chief Executive Officer and Chairman of
                           the Board of the	Corporation and Chief Executive
                           Officer and Chairman of the Board	of Tri City
                           National Bank

David A. Ulrich, Jr.	      Vice President and Director of Mega Marts, Inc.
	                          and Vice President and Director of N.D.C., Inc.

William J. Werry	          Retired Unit President of Tri City National Bank

Scott A. Wilson	           Executive Vice President of Tri City National Bank,
                           and Senior	Vice President of the Corporation

OFFICERS

David A. Ulrich	           President, Chief Executive Officer and Chairman of
                           the Board

Henry Karbiner, Jr.	       Executive Vice President, Secretary and Treasurer

Robert W. Orth	            Senior Vice President

Ronald K. Puetz	           Senior Vice President

Scott A. Wilson	           Senior Vice President

John M. Rupcich	           Vice President -- Real Estate

Thomas W. Vierthaler	      Vice President and Comptroller

Gary J. Hafemann	          Assistant Vice President and Auditor



Tri City Bankshares Corporation

Management's Discussion and Analysis of
Financial Condition and Results of Operations


This discussion contains certain "forward-looking statements," including statements concerning objectives and future events or performance, and other statements which are other than historical fact. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities: (i) lower than anticipated loan growth due to a variety of factors, including changes in the interest rate environment and increases in competitive pressures in the banking and financial services industry; (ii) insufficient reserves for loan losses; (iii) poorer then expected general economic conditions; (iv) legislation or regulatory changes which adversely affect the banking industry; and (v) other unanticipated occurrences.

FINANCIAL CONDITION

During 1997, Tri City Bankshares Corporation (the Corporation) increased total assets $22.9 million (5.3%) compared to an increase of $39.0 million (9.8%) in 1996. This increase reflects the net growth in assets during 1997, despite the fact that numerous securities were called and several large loans were prepaid.

Total cash and cash equivalents for the Corporation increased $9.2 million (25.9%) in 1997 compared to an increase of $783,000 (2.3%) during 1996. Cash and cash equivalents can show material fluctuations which reflect deposit timing of our customers but are not indicative of trends. This was largely the case at December 31, 1997. However, cash balances required for our normal operations did increase in 1997 as the result of one new bank location and two new ATMs which were opened. Management continues to emphasize the need to minimize average cash balances.

During 1997, investment securities increased $885,000 (0.7%) as compared to an increase of $16.1 million (14.7%) in 1996. While the net increase is less than 1%, a significant amount of activity occurred. A total of $29 million of federal agency and municipal securities were purchased. Of that total, over $21 million were purchases made to replace securities which had exercised call options. "Available for Sale" securities decreased $7.1 million (70.7%) during 1997 compared to a decrease of $2.7 million (20.9%) in 1996, while "Held to Maturity" securities increased $8.0 million (7.0%) compared to an increase of $18.7 million (19.4%) during the same periods. This activity is a part of the aggregate $29 million of purchases previously addressed and merely represents a shift in classification.

Loan balances increased $13.6 million (5.4%) during 1997 compared to an increase of $21.3 million (9.2%) during 1996. As a result of this growth, the Corporation again closed the year with record high outstanding loan balances. While loan growth fell short of the goal management had set for the Corporation, the increase and the new balance high were achieved despite the payment of a short-term municipal loan in the amount of $5 million originated November 1996 and paid January 31, 1997, as well as the prepayment of a single commercial loan in the amount of $6 million. The legal lending limit for a single borrower now exceeds $8 million at Tri City National Bank. The Bank's underwriting preference remains to originate loans of $1 million or less. Management has selectively approved, and the banking subsidiary has booked, a few larger loans when circumstances warranted. However, when these loans are repaid, the impact is noticeable on year-end totals.

The basic philosophy of management is unchanged: a commitment to reinvesting in the communities serviced by the Corporation. Funding new businesses, expansion of existing businesses and retail credit extended through mortgages and equity loans will provide a base for continued growth. Management, through its loan review committee, is monitoring new as well as renewal loans for quality and collectibility. We have continued to maintain a low percentage of nonperforming loans and other real estate owned. As of December 31, 1997, the reserve for loan losses totaled $3,500,050 and equaled 1.31% of the loan portfolio. During 1997, the provision for loan loss totaled $600,000 while losses charged against the reserve amounted to $170,000, which compares to 1996 levels of $300,000 and $922,000, respectively. Management believes the reserve for loan losses is adequate to support portfolio growth and absorb any losses which may occur.

Total deposits of the Corporation increased $17.9 million (4.7%) during 1997 compared to an increase of $30.8 million (8.8%) in 1996. The growth in core deposits has remained steady. Interest rates have remained low and non-bank competition from mutual funds and others has been keen. Management believes the Corporation has a good reputation in the community for convenient hours, many locations and servicing our customers' financial needs. Continued growth in deposits has enabled the Corporation to fund loan growth with little reliance on borrowed funds or any other volatile liability dependence. Borrowings increased $311,000 (5.8%) in 1997 compared to an increase of $3.5 million (182.1%) in 1996.

Liquidity and Interest Rate Sensitivity Management

Liquidity is defined as the Corporation's ability to generate adequate amounts of cash to meet both current and future needs to pay obligations as they mature, to maintain lending capacity, to provide for planned growth, and to provide a competitive return on investment.

The Corporation has been able to continue deposit growth which is the primary source of funds for its lending and investment functions. The Corporation has endeavored to maintain an adequate matching of maturities between its deposit base and its investment and loan portfolios so as not to expose the Corporation to unacceptable levels of interest rate risk and to maintain liquidity at levels which do not unduly impact earnings.

The banking subsidiary of the Corporation has the ability to borrow up to $16.0 million in federal funds and an additional $50.0 million under reverse repurchase agreements. Cash needs of the Corporation can also be met through borrowings from other lenders, if needed. These arrangements are further discussed in Note 12 of the consolidated financial statements.

Federal law restricts extensions of credit by a bank to its parent bank holding company and, with certain exceptions, to other affiliates and also the amount of dividends the Corporation's subsidiary may pay to the parent bank holding company. Note 13 to the consolidated financial statements discusses the application of these limitations to the Corporation and its subsidiary bank.

In addition, the repayment of loans and scheduled maturities of marketable investment securities are significant sources of liquidity. Securities maturing in one year or less amounted to $12.1 million at December 31, 1997, representing 9.5% of total investment securities. Management believes it has maintained a liquidity position to meet everyday monetary demands. The Corporation has not, in the past, relied on sales of investment securities to meet its liquidity needs, and management does not intend to do so in the future.

Capital Resources

During January 1997, one new branch location was opened inside a new Pick `n Save food store in the Clark Square neighborhood, a low- to moderate-income area in Milwaukee, Wisconsin. The cost of this facility was approximately $100,000, which was internally funded. There were no major capital expenditures made in 1997. Management has a $1.5 million capital expenditure planned for 1998 to re-equip all banking locations with new telecommunications equipment as well as new teller and customer service workstations. In addition, a new operations center is being planned which will require an estimated capital investment budget of $3 million.

The OCC has issued guidelines which impose upon national banks certain risk-based capital and leverage standards. These guidelines, as well as the capital requirements of bank regulators, are discussed in Note 8, beginning on page 28. Failure to meet applicable capital guidelines could subject a national bank to a variety of enforcement remedies available to the federal regulatory authorities. Depending upon circumstances, the regulatory agencies may require an institution to surpass minimum capital ratios established and may also take more restrictive action.

It is the Corporation's philosophy to avoid those categories of assets classified by the capital requirements as having higher credit risk, and to avoid highly leveraged or certain foreign loans. The Corporation's banking subsidiary believes it will continue to exceed the "risk-based" capital requirements and continue to meet regulatory definitions of "well capitalized."

Results of Operations
1997 vs. 1996

The Corporation's net income increased $685,000 (11.8%) during 1997 compared to an increase of $457,000 (8.5%) during 1996. Revenue growth from the loan portfolio and fee income were the drivers of this increase as efforts to attract new loans and a favorable rate environment resulted in an increase of $1.9 million (8.4%) in interest and fees on loans in 1997 compared to an increase of $1.5 million (7.0%) in 1996.

The Corporation was able to attract new customers and increase the loan portfolio by $13.6 million (5.4%) compared to an increase of $21.3 million (9.2%) in 1996. This increase was achieved through an active commercial calling program and moderate demand for retail mortgage loans. Although management is conservative in its approval of loan requests, it has been open to all requests and has worked with the Corporation's loan officers in getting loans approved. Management has been able to keep the Corporation's exposure to nonperforming loans and charged-off loans to a minimum. Total nonaccrual loans have decreased from a high of $4.4 million on December 31, 1993 to $0 as of December 31, 1997.

Interest income on investment securities increased $113,000 (1.6%) during 1997 compared to an increase of $1.1 million (17.9%) during 1996. The increase in interest income on investment securities is primarily due to a minimal increase in yields rather than the increase in investment balances. During 1996, several investment securities classified as available-for-sale were called. In keeping with management's policy of holding investment securities until they mature, the Corporation chose to replace available-for-sale securities with those classified as held-to-maturity.

Although deposit balances increased $17.9 million (4.7%) during 1997 compared to an increase of $30.8 million (8.8%) during 1996, interest expense on deposits decreased $104,000 (1.0%) compared to an increase of $1.1 million (12.3%) in 1997 and 1996, respectively. The average yields paid on time deposits were approximately 30 basis points less and average balances were approximately $5.0 million lower during 1997 than in 1996. Interest expense paid on borrowed funds, however, increased $116,000 (46.3%) in 1997 compared to a increase of $39,000 (18.5%) in 1996. The net effect for 1997 amounted to an increase of $12,000 (0.1%) in interest expense compared to an increase of $1.2 million (12.4%) in 1996.

Total other income increased $482,000 (8.1%) during 1997 compared to a decrease of $40,000 (0.7%) during 1996. Management instituted a surcharge on Automatic Teller Machine transactions which are originated at the Corporation's ATMs by non-customers. This accounted for an additional $297,000 in gross other income in 1997.

Total other expense increased $1.0 million (5.9%) during 1997 compared to an increase of $869,000 (5.3%) increase during 1996. Salaries and employee benefits increased $933,000 (10.0%) in 1997 compared to an increase of $698,000 (8.1%) in 1996. This accounted for 93.3% of the total increase in other expense compared to 80.3% of the total increase in other expense in 1997 and 1996, respectively. There was one new banking facility which was opened in 1997, but it did not significantly affect net income during the year.

The Corporation has posted its sixth straight year of increased net income. Management is optimistic that the Corporation should be able to continue this upward growth. The effective tax rate has remained low for the Corporation at 27.1% in 1997 and 25.2% in 1996.

Results of Operations
1996 vs. 1995

Net income of the Corporation increased $456.7 thousand (8.54%) during 1996 compared to an increase of $473.7 thousand (9.7%) during 1995. Increases in loan and investment security interest income were the primary sources for this increase in 1996.

Interest income on loans, including fees, increased $1.5 million (7.0%) in 1996 compared to an increase of $2.9 million (16.0%) in 1995. The demand for loans has remained strong through 1996 with an increase of $21.3 million (9.2%) in loan balances compared with a $19.1 million (9.0%) increase during 1995. Management has attempted to attract new loan customers by offering competitive rates and providing attentive customer service while maintaining the quality of the portfolio as established by the Corporation's lending policy. Investment security interest income increased $1.1 million (17.9%) during 1996 compared to a decrease of $136.1 thousand (2.0%) during 1995. The Corporation increased investment security balances in 1996 by $16.1 million, the same as in 1995. This volume increase was the primary reason for the rise in investment security interest income, since yields on these securities have only slightly increased. Management has tried to invest in only those securities which will provide the Corporation with maximum yield while still minimizing risk exposure. The Corporation does carry some investments categorized as available for sale; however, the general intent is to hold all securities until maturity. Interest income on Federal Funds Sold decreased $152.0 thousand (29.2%) during 1996 compared to an increase of $439.9 thousand (546.0%) during 1995. The Corporation did not need to invest in the short term since the demand for loans was relatively high. Total interest expense increased $1.2 million (12.4%) during 1996 compared to an increase of $2.6 million (38.0%) during 1995. Interest rates on deposits and short-term borrowings remained relatively the same for the entire year. The increase in deposit balances in 1996 account primarily for the increase in interest expense.

Total other income decreased $39.8 thousand (0.7%) in 1996 compared to an increase of $748.4 thousand (14.3%) in 1995. The increase in 1995 was primarily due to a gain of $465 thousand which was realized on the sale of other real estate owned. There were no such transactions recorded in 1996. Total other expense increased $869.3 thousand (5.3%) in 1996 compared to an increase of $747.9 thousand (4.8%) in 1995. Increases in salaries and employee benefits as well as occupancy expense contributed to this increase. The Corporation had opened four new banking locations during 1995 and the full impact of the added personnel and facilities was not felt until 1996.

The Corporation increased the amount of tax-exempt securities which it holds in its portfolio by $11.4 million during 1996. The increase in tax-exempt securities was the primary cause of the decrease in the Corporation's effective tax rate. The Corporation's effective tax rates for 1996 and 1995 were 25.2% and 28.8%, respectively.

Recent Accounting Developments

See Note 1 of the consolidated financial statements for a discussion of pending accounting changes.

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

Year 2000

Year 2000 is the term used to describe the fact that many existing computer programs use only two digits to identify a year in a date field. These programs were designed without considering the impact of the upcoming change in century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.

The Corporation began addressing the Year 2000 issue in 1997 as part of a restructuring of the Corporation's internal accounting systems. This restructuring is expected to be completed in late 1998 and is expected to result in a new accounting system which will be Year 2000 compliant. The total dollar amount the Corporation estimates it will spend to remediate its Year 2000 issues is not expected to have a material financial impact on the Corporation.

Qualitative and Quantitative Disclosures about Market Risk

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Corporation's transactions are denominated in U.S. dollars with no specific foreign exchange exposure.

Interest rate risk (IRR) is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value; however, excessive levels of IRR could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Corporation's safety and soundness.

When assessing IRR, the Corporation seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Corporation to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and, where appropriate, asset quality.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate-sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing rate environment.

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; and hedging existing assets, liabilities or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures, and other such derivative financial instruments often are used for this purpose. Because these instruments are sensitive to interest rate changes, they require management expertise to be effective. The Corporation has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refund its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Corporation's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Corporation seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing or selling assets. Also, Federal Home Loan Bank advances and short-term borrowings provide additional sources of liquidity for the Corporation.

Tri City Bankshares Corporation

Quantitative Disclosures of Market Risk

December 31, 1997

                                                     Principal Amount Maturing in                          Fair value
                                   ----------------------------------------------------------------------------------
                                   1998      1999      2000      2001      2002     Thereafter     Total     12/31/97
                                   ----------------------------------------------------------------------------------
Rate sensitive assets:
 Fixed interest rate loans      $ 75,971   $72,902   $56,446   $ 7,677   $ 6,079     $ 1,849     $220,924    $223,460
  Average interest rate            8.84%     8.81%     8.78%     8.82%     8.67%       7.87%        8.80%
 Variable interest rate loans   $ 34,532   $ 7,283   $ 4,101   $   361   $    35     $   163     $ 46,475    $ 47,109
  Average interest rate            9.21%     8.28%     8.53%     7.69%     9.76%       9.26%        8.99%
 Fixed interest rate securities $ 11,284   $ 3,635   $16,152   $13,846   $18,888     $59,591     $123,396    $127,106
  Average interest rate            5.50%     4.59%     5.78%     5.18%     5.94%       5.77%        5.67%
 Other interest-bearing assets  $  5,600                                                         $  5,600    $  5,600
  Average interest rate            5.63%                                                            5.63%


Rate sensitive liabilities:
 Savings and interest-bearing
   checking                     $189,115                                                         $189,115    $189,115
  Average interest rate            2.76%                                                            2.76%
 Time deposits                  $ 79,056   $ 9,187   $ 6,805   $ 2,742   $ 6,126     $103,916    $104,035
  Average interest rate            5.88%     6.60%     7.10%     7.58%     8.08%        6.20%
 Variable interest rate
   borrowings                   $  5,711                                             $  5,711    $  5,711
  Average interest rate            5.25%                                                5.25%

SELECTED FINANCIAL DATA

                           1997          1996          1995          1994           1993
                          -----------------------------------------------------------------
Total interest income  $32,109,169   $30,114,579   $27,724,625   $24,503,080	  $	24,206,977
Total interest expense  10,657,307    10,645,630     9,468,149     6,859,209      6,845,644
Net interest income     21,451,862    19,468,949    18,256,476    17,643,871     17,361,333
Provision for loan
 losses                    600,000       300,000       248,139       375,000        440,000
Net interest income
 after provision for
 loan losses            20,851,862    19,168,949    18,008,337    17,268,871     16,921,333
Income before income
 taxes                   8,910,197     7,761,293     7,509,719     6,769,767      6,468,118
Net income               6,492,197     5,807,293     5,350,578     4,876,814      4,640,068


Basic earnings per
  share                      	2.60         	2.34         	2.17         	2.04          	1.97
Cash dividends declared
  per share                   	.85          	.70          	.50           .40           .315


Average daily balances:                                     (In Thousands)

  Total assets         $   436,204   $  	410,975  	$  	371,795   $  	340,502  	 $	  317,431
  Total net loans          257,907       237,524       220,969       197,540        195,984
  Total investment
    securities             120,792       115,810       105,758        96,810         74,246
  Total deposits           376,093       358,296       324,469       294,568        276,127
  Total stockholders'
    equity                  50,266        45,677        41,532        36,051         31,327

The Corporation's common stock is not traded on any exchange or in the over-the-counter market. The price ranges reflected in the following table show sales prices in isolated sales of which the Corporation has knowledge.


                                               1997                 1996
                                          --------------------------------------
                                           High      Low         High     Low
                                          --------------------------------------
Price range:
  First quarter                           $27.80   $27.30       $25.00  $24.55
  Second quarter                           28.50    28.00        25.60   25.15
  Third quarter                            29.30    28.80        26.25   25.80
  Fourth quarter                           30.15    29.55        27.05   26.50


As of December 31, 1997, the number of holders of record of the Corporation's common stock was 727.

The Corporation declared four quarterly cash dividends in 1997 in the amount of $0.2125 per share. These dividends were declared on January 3, April 16, July 9 and October 8, payable on January 22, May 1, July 23 and October 23, respectively. Quarterly dividends of $0.175 per share were declared during each of the four quarters of 1996.

The Corporation is not party to any loan agreement, indenture or other agreement which restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 13 to the consolidated financial statements for restrictions imposed by regulatory agencies upon the subsidiary bank's ability to transfer funds to the parent corporation.

CONSOLIDATED BALANCE SHEETS

                                                      December 31
                                              1997                1996
                                         ----------------------------------
Assets
 Cash and due from banks                 $  39,107,888       $  35,507,815
 Federal funds sold                          5,600,000                  --
                                         ----------------------------------
 Cash and cash equivalents                  44,707,888          35,507,815
 Investment securities:
  Available-for-sale (at fair value)         2,964,000          10,100,875
  Held-to-maturity (fair value of
    $124,141,964--1997 and
    $115,264,736--1996)                    123,396,458         115,374,235
 Loans                                     267,398,942         253,752,225
 Less allowance for loan losses             (3,500,050)         (3,010,230)
                                         ----------------------------------
 Net loans                                 263,898,892         250,741,995
 Premises and equipment                     18,126,925          18,918,098
 Other assets                                6,539,402           6,013,142
                                         ----------------------------------
                                         $ 459,633,565       $ 436,656,160
                                         ==================================
Liabilities and stockholders' equity
 Deposits:
  Noninterest-bearing                    $ 105,911,980       $ 103,807,536
  Interest-bearing -- over $100,000         24,436,381          22,037,030
  Interest-bearing -- other                268,595,009         255,169,111
                                         ----------------------------------
 Total deposits                            398,943,370         381,013,677
 Short-term borrowings:
  Federal funds purchased                           --           1,350,000
  Securities sold under agreements to
   repurchase                                       --           1,850,000
  Other                                      5,710,804           2,199,957
                                         ----------------------------------
 Total short-term borrowings                 5,710,804           5,399,957
 Other liabilities                           1,481,710           1,530,864
                                         ----------------------------------
 Total liabilities                         406,135,884         387,944,498

 Stockholders' equity:
  Common stock, $1 par value:
   Authorized -- 5,000,000 shares
   Issued and outstanding (1997--
    2,503,118 shares; 1996--
    2,486,098 shares)                        2,503,118           2,486,098
 Additional paid-in capital                  9,209,826           8,750,861
 Retained earnings                          41,810,248          37,437,024
 Net unrealized gain (loss) on
  investment securities
  available-for-sale                           (25,511)             37,679
                                         ----------------------------------
 Total stockholders' equity                 53,497,681          48,711,662
                                         ----------------------------------
                                         $ 459,633,565       $ 436,656,160
                                         ==================================

CONSOLIDATED STATEMENTS OF INCOME

                                         Year ended December 31

                                      1997            1996            1995
                                   -------------------------------------------
Interest income:
 Loans, including fees             $24,673,957    	$22,763,914     $21,279,637
 Investment securities:
  Taxable                            4,359,562       4,485,899       4,305,969
  Exempt from federal income tax     2,735,986       2,496,299       1,618,576
  Federal funds sold                   339,664         368,467         520,443
                                   -------------------------------------------
 Total interest income              32,109,169      30,114,579      27,724,625

 Interest expense:
  Deposits                          10,291,509      10,395,596       9,257,091
  Short-term borrowings                365,798         250,034         211,058
                                   -------------------------------------------
 Total interest expense             10,657,307      10,645,630       9,468,149

 Net interest income                21,451,862      19,468,949      18,256,476
 Provision for loan losses             600,000         300,000         248,139
                                   -------------------------------------------
 Net interest income after
  provision for loan losses         20,851,862      19,168,949      18,008,337

 Other income:
  Service charges                    3,486,469       3,384,804       3,201,320
  Rental income                        890,894         899,580         773,573
  Gain on sale of loans                 44,904          33,141          41,979
  Other                              1,999,811       1,622,554       1,962,967
                                   -------------------------------------------
 Total other income                  6,422,078       5,940,079       5,979,839

 Other expenses:
  Salaries and employee benefits    10,238,765       9,306,142       8,608,117
  Occupancy                          2,495,224       2,379,634       2,244,481
  Equipment                          1,226,110       1,245,513       1,189,597
  Data processing                      623,169         542,274         496,950
  Advertising and promotional          474,328         410,844         498,280
  Regulatory agency assessments        145,350          97,021         433,345
  Office supplies                      498,989         539,355         458,247
  Other                              2,661,808       2,826,952       2,549,440
                                   -------------------------------------------
 Total other expenses               18,363,743      17,347,735      16,478,457
                                   -------------------------------------------

 Income before income taxes          8,910,197       7,761,293       7,509,719
 Income taxes                        2,418,000       1,954,000       2,159,141
                                   -------------------------------------------
 Net income                        $ 6,492,197     $ 5,807,293    	$	5,350,578
                                   ===========================================

 Basic earnings per share          $      2.60     $     	2.34     $     	2.17
                                   ===========================================

 Average shares outstanding          2,496,050       2,479,373       2,464,770
                                   ===========================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 Net Unrealized Gain
                                                                 (Loss) on Investment
                           Common       Additional       Retained   Securities Available-
                           Stock      Paid-In Capital    Earnings    for-Sale                 Total
                        -------------------------------------------------------------------------------
Balances at December
  31, 1994               $2,457,489     $8,091,712     $29,243,695    $           --       $39,792,896
 Net income                      --             --       5,350,578                --         5,350,578
 Cash dividends
  declared--$.50
  per share                      --             --      (1,231,236)               --        (1,231,236)
 Common stock issued
  under dividend
  reinvestment
  plan--12,975 shares        12,975        281,447              --                --           294,422
 Common stock fractional
  shares redeemed               (15)          (162)             --                --              (177)
 Net unrealized gain
  on investment securities
  available-for-sale
  (net of tax)                   --             --              --           108,248           108,248
                         ------------------------------------------------------------------------------
Balances at December
  31, 1995              		2,470,449    		8,372,997      33,363,037           108,248        44,314,731
 Net income                      --             --       5,807,293                --         5,807,293
 Cash dividends
  declared--$.70 per
  share                          --             --      (1,733,306)               --        (1,733,306)
 Common stock issued
  under dividend
  reinvestment plan--
  15,656 shares              15,656        378,030              --                --           393,686
 Common stock
  fractional
  shares redeemed                (7)          (166)             --                --              (173)
 Net unrealized loss on
  investment securities
  available-for-sale
  (net of tax)                   --             --              --           (70,569)          (70,569)
                         ------------------------------------------------------------------------------
Balance at December
  31, 1996              		2,486,098     	8,750,861      37,437,024           	37,679        48,711,662
 Net income                      --             --       6,492,197                --         6,492,197
 Cash dividends
  declared--$.85
  per share                      --             --      (2,118,973)               --        (2,118,973)
 Common stock issued
  under dividend
  reinvestment plan--
  17,029 shares              17,029        459,214              --                --           476,243
 Common stock fractional
  shares redeemed                (9)          (249)             --                --              (258)
 Net unrealized loss on
  investment securities
  available-for-sale
  (net of tax)                   --             --              --           (63,190)          (63,190)
                         ------------------------------------------------------------------------------
Balances at December
  31, 1997               $2,503,118     $9,209,826     $41,810,248         $ (25,511)      $53,497,681
                         ==============================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Year ended December 31
                                        1997            1996           1995
                                     ------------------------------------------
Operating activities
Net income                          $ 6,492,197     $ 5,807,293    $ 5,350,578
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
  Proceeds from sale of loans
   held for sale                     11,433,205       4,887,563      5,554,152
  Origination of loans held
   for sale                         (11,433,205)     (4,887,563)    (5,554,152)
  Provision for loan losses             600,000         300,000        248,139

  Provision for depreciation          1,587,843       1,561,886      1,515,475
  Amortization of investment
   securities premiums and
   accretion of discounts               154,227         242,278        328,945
  Undistributed earnings of
   affiliate                            (99,620)       (101,176)       (91,786)
  Decrease (increase) in
   interest receivable                   83,099        (644,959)      (538,039)
  Increase (decrease) in
   interest payable                      76,843         (11,243)       320,642
  Other                                (599,523)        265,416      1,346,776
                                     ------------------------------------------
Net cash provided by operating
 activities                           8,295,066       7,419,495      8,480,730

Investing activities
Proceeds from repayment,
 calls and maturities of
 investments available for
 sale                                 7,010,082       2,500,000             --
Proceeds from repayment,
 calls and maturities of
 investment securities
 held to maturity                    21,133,878      22,304,252     35,117,130
Purchases of investment
 securities held to maturity        (29,282,938)    (41,255,744)   (51,373,597)
Net increase in loans               (13,756,897)    (22,195,504)   (19,201,991)
Net purchases of premises and
 equipment                             (796,670)       (929,550)    (1,152,857)
                                     ------------------------------------------
Net cash used by investing
 activities                         (15,692,545)    (39,576,546)   (36,611,315)

Financing activities
Sale of common stock                    475,985         393,513        294,245t
Net increase in deposits             17,929,693      30,794,157     50,143,025
Net increase (decrease) in
 short-term borrowings                  310,847       3,485,436    (14,392,449)
Cash dividends                       (2,118,973)     (1,733,306)    (1,231,236)
                                     ------------------------------------------
Net cash provided by financing
 activities                          16,597,552      32,939,800     34,813,585
                                     ------------------------------------------
Increase in cash and cash
 equivalents                          9,200,073         782,749      6,683,000
Cash and cash equivalents at
 beginning of year                   35,507,815      34,725,066     28,042,066
                                     ------------------------------------------
Cash and cash equivalents at
 end of year                        $44,707,888     $35,507,815    $34,725,066
                                     ==========================================

Supplementary information:
  Interest paid                     $10,588,438     $10,664,315    $ 9,147,507
  Income taxes paid                   2,440,000       1,300,000      2,080,000
  Investment securities
   transferred to available-
   for-sale (at amortized
   cost)                                     --              --     12,577,396

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

The accounting policies followed by Tri City Bankshares Corporation (the Corporation) and the methods of applying those principles which materially affect the determination of its financial position, cash flows or results of operations are summarized below.

Organization

Tri City Bankshares Corporation and its wholly owned subsidiary, Tri City National Bank (the Bank), provide banking services to domestic markets, primarily in the metropolitan Milwaukee, Wisconsin, area. The Corporation and its subsidiary are subject to competition from other financial institutions. The Corporation and its subsidiary are also subject to the regulations of certain federal agencies and undergo periodic examinations by these regulatory authorities.

Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiary. All significant intercompany balances and transactions have been eliminated. The Corporation's investment in an unconsolidated affiliated bank (see Note 4) is recorded using the equity method of accounting.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, interest-bearing deposits and federal funds sold.

Investment Securities

Securities are classified as held-to-maturity and carried at amortized cost if management has the intent and ability to hold the securities to maturity. Securities not classified as held-to-maturity are designated as available-for-sale and carried at fair value, with unrealized gains and losses net of income taxes, reflected in stockholders' equity.

Interest and dividends are included in interest income from the related securities as earned. Realized gains and losses are computed on a specific identification basis and declines in value judged to be other than temporary are included in gains (losses) on sale of securities.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. The cost of premises and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred.

Interest on Loans

Interest on loans is computed on a daily basis based on the principal amount outstanding. The accrual of interest income is discontinued when a loan becomes 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest.

Loan Fees and Related Costs

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amounts are being amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts using the level-yield method over the contractual life of the related loans. The net deferred amounts related to loans sold are recognized as income at the time of sale. Fees related to stand-by letters of credit are recognized over the commitment period.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and other relevant factors. The allowance is increased by provisions for loan losses charged to earnings and reduced by charge-offs, net of recoveries.

A substantial portion of the Bank's loans are to customers located in southeastern Wisconsin. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in that area.

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

Per Share Data

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during each year. The Company has no potentially dilutive securities outstanding during the three years ended December 31, 1997. The resulting number of shares used in computing basic earnings per share is 2,496,050, 2,479,393 and 2,464,770 for the years ended December 31, 1997, 1996 and 1995, respectively.

Interim Financial Data

The interim financial data (see Note 17) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

Accounting Changes

The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as of January 1, 1997, which provides new accounting and reporting standards for sales, securitization and servicing of receivables and other financial assets and extinguishments of liabilities. The adoption of SFAS No. 125 did not have a significant impact on the financial statements.

Pending Accounting Changes

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires changes in the reporting of items which currently bypass the income statement and which are recorded directly as a component of stockholders' equity (comprehensive income). Current period comprehensive income and its components must be displayed prominently in the financial statements. An example of such an item would include unrealized gains and losses on available-for-sale securities. The statement does not require a specific format for the presentation of comprehensive income, but it does require that an amount representing total comprehensive income be separately reported.

Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. This statement requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments.

Because these statements address how financial information is disclosed in annual and interim reports, the adoption will have no material impact on the financial statements. SFAS Nos. 130 and 131 will become effective in 1998.

2. Restrictions on Cash and Due From Bank Accounts

The subsidiary bank is required to maintain non-interest-earning reserve balances with the Federal Reserve Bank or in vault cash. The amount of the reserve requirement as of December 31, 1997 was approximately $8,386,000.

3. Investment Securities

The amortized cost and estimated fair values of investments in debt securities were as follows:

                                         Gross          Gross
                           Amortized   Unrealized     Unrealized      Fair
                             Cost        Gains          Losses       Value
                           ---------------------------------------------------
At December 31, 1997:
  Available-for-sale --
   U.S. Treasury
    securities and
    obligations of
    U.S. government
    agencies               $  3,002,625   $       --   $ 38,625   $  2,964,000
                           ===================================================
  Held-to-maturity:
   U.S. Treasury
    securities and
    obligations of
    U.S. government
    agencies               $ 51,333,650   $  457,319   $288,626   $ 51,502,343
  Obligations of
   states and
   political
   subdivisions              72,016,813      733,396    156,583     72,593,626
  Industrial revenue bonds       45,995           --         --         45,995
                           ---------------------------------------------------
                           $123,396,458   $1,190,715   $445,209   $124,141,964
                           ===================================================
At December 31, 1996:
  Available-for-sale --
   U.S. Treasury
    securities and
    obligations of
    U.S. government
    agencies               $ 10,040,096   $  134,221   $ 73,442   $ 10,100,875
                           ===================================================
Held-to-maturity:
  U.S. Treasury
   securities and
   obligations of
   U.S. government
   agencies                $ 54,810,888   $  400,017   $673,127   $ 54,537,778
  Obligations of
   states and
   political
   subdivisions              60,460,980      488,420    324,809     60,624,591
  Industrial revenue bonds      102,367           --         --        102,367
                           ---------------------------------------------------
                           $115,374,235    $ 888,437   $997,936   $115,264,736
                           ===================================================

The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                             Held-to-Maturity               Available-for-Sale
                          -----------------------------------------------------
                             Amortized       Fair            Amortized    Fair
                                Cost        Value               Cost     Value
                          -----------------------------------------------------
Due in one year or less   $ 12,064,287  $ 12,056,934  $        --  $        --
Due after one year
  through five years        52,521,698    52,714,641           --           --
Due after five years
  through ten years         58,610,473    59,162,188    3,002,625    2,964,000
After ten years                200,000       208,201           --           --
                          -----------------------------------------------------
                          $123,396,458  $124,141,964  $ 3,002,625  $ 2,964,000
                          ====================================================

There were no gains on early redemption of securities in 1997, 1996 or 1995, nor were there any sales of securities in 1997, 1996 or 1995. At December 31, 1997, investment securities with a carrying value of $9,984,000 were pledged as collateral to secure public funds.

4. Investment in Affiliated Bank

The Corporation owns 23.54% of the common stock of the First National Bank of Eagle River (First National Bank). This investment is included in other assets and is accounted for using the equity method.

Summarized unaudited financial information for First National Bank was as follows:


                                               As of and for the year ended
                                                        December 31
                                                 1997               1996
                                        --------------------------------------

Total assets                                $ 81,572,000       $ 82,179,000
Total deposits                                71,420,000         72,469,000
Stockholders' equity                           7,214,000          6,667,000
Net income                                       689,000            661,000

5. Loans

Loan balances classified by type were as follows:

                                                      December 31

                                               1997                1996
                                        -------------------------------------

Commercial                                $ 13,015,000        $ 10,414,000
Real estate -- construction                 19,148,000          16,142,000
Real estate -- mortgage:
  Single family                            100,457,000          93,876,000
  Multi family                               7,518,000           7,018,000
  Nonresidential                            93,347,000          90,394,000
Installment                                 33,914,000          35,908,000
                                        -------------------------------------
                                          $267,399,000        $253,752,000
                                        =====================================

In the ordinary course of business, the Bank grants loans to related parties, which include certain directors and officers of the Corporation, and entities in which such persons are principal shareholders. These loans are made at terms which do not vary from terms that would have been obtained if the transactions had been with unrelated parties and do not involve more than normal risk of collectibility. Loans outstanding at December 31, 1997 and 1996, to such related parties approximated $2,329,000 and $2,133,000, respectively. During 1997, $1,217,000 of new loans were made and repayments totaled $1,021,000. These amounts have been restated to reflect changes in directors and officers of the Corporation.

6. Allowance for Loan Losses

Changes in the allowance for loan losses for each of the three years in the period ended December 31, 1997, were as follows:

                                      1997             1996           1995
                                 --------------------------------------------
Balance at beginning of year      $ 3,010,230     	$	3,626,217    $	3,395,101
Provision for loan losses             600,000          300,000        248,139
Loans charged off                    (170,014)        (922,219)       (21,084)
Recoveries on loans charged off        59,834            6,232          4,061
                                 ---------------------------------------------
Balance at end of year            $ 3,500,050     	$	3,010,230   	$	3,626,217
                                 =============================================

Nonaccrual loans totaled approximately $0 and $725,110 at December 31, 1997 and 1996, respectively.

7. Premises and Equipment

Premises and equipment were comprised of the following:

                                                         December 31
                                                  1997                1996

                                              -------------------------------
Land                                          $ 4,607,788         $	4,597,956
Buildings and leasehold improvements           17,942,576          17,567,836
Furniture and equipment                         7,770,691           7,757,270
                                              -------------------------------
                                               30,321,055          29,923,062
Less accumulated depreciation                 (12,194,130)        (11,004,964)
                                              --------------------------------
                                              $18,126,925        	$18,918,098
                                              ================================
8. Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Office of the Comptroller of Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios of 10%, 6%, and 5%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                              For Capital
                                     Actual                Adequacy Purposes
                            ------------------------------------------------
                               Amount        Ratio         Amount     Ratio
                            ------------------------------------------------
As of December 31, 1997:
  Total Capital
  	(to Risk Weighted
    Assets):
      Consolidated          $57,023,000      19.82%     $23,011,000   >8.0%
      Tri City Bank          54,522,000      19.10       22,840,000   >8.0
  Tier I Capital
	  (to Risk Weighted
    Assets):
      Consolidated           53,523,000      18.61       11,505,000   >4.0
      Tri City Bank          51,022,000      17.87       11,420,000   >4.0
  Tier I Capital --
   Leverage ratio
  	(to Average Assets):
      Consolidated           53,523,000      11.95       17,912,000   >4.0
      Tri City Bank          51,022,000      11.45       17,827,000   >4.0

As of December 31, 1996:
  Total Capital
  	(to Risk Weighted
   Assets):
     Consolidated           $51,684,000      18.11%     $22,827,000   >8.0%
     Tri City Bank           49,281,000      17.40       22,662,000   >8.0
  Tier I Capital
  	(to Risk Weighted
   Assets):
     Consolidated            48,674,000      17.06       11,413,000   >4.0
     Tri City Bank           46,271,000      16.33       11,331,000   >4.0
  Tier I Capital --
   Leverage ratio
	  (to Average Assets):
     Consolidated            48,674,000      11.44       17,018,000   >4.0
     Tri City Bank           46,271,000      10.93       16,937,000   >4.0

9. Employee Benefit Plan

The Corporation has a contributory defined contribution 401(k) plan. This plan covers all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Corporation may make regular and matching contributions to the plan each year. In 1997 and 1996, the Corporation provided a dollar-for-dollar match of employee contributions up to 5%. Participants direct the investment of their contributions into one or more investment options. The Corporation recorded expense of $219,161, $215,457 and $206,349 for 1997, 1996 and 1995, respectively.

10. Income Taxes

The significant components of income tax expense for each of the three years in the period ended December 31, 1997, were:

                                      1997            1996            1995
                                   ------------------------------------------
Federal                            $2,150,000      $1,767,000      $1,948,500
State                                 268,000         187,000         210,641
                                   ------------------------------------------
                                   $2,418,000      $1,954,000      $2,159,141

Current                            $2,591,000      $1,196,000      $2,162,141
Deferred expense (benefit)           (173,000)        758,000          (3,000)
                                   ------------------------------------------
                                   $2,418,000      $1,954,000      $2,159,141
                                   ==========================================

Differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes for each of the three years in the period ended December 31, 1997, are as follows:


                                     1997            1996            1995
                                  ------------------------------------------
Income before income taxes        $8,910,197      $7,761,293      $7,509,719
                                  ==========================================

Income tax at statutory rate      $3,029,466      $2,638,840      $2,553,305
Increase (reduction) resulting
  from:
    Tax-exempt interest income      (835,711)       (759,928)       (496,749)
    State income taxes, net of
      federal tax benefit            176,880         123,420         130,674
    Other                             47,365         (48,332)        (28,089)
                                  -------------------------------------------
                                  $2,418,000      $1,954,000      $2,159,141
                                  ===========================================

At December 31, 1997, the Corporation had state net operating loss carryforwards of approximately $925,000. These carryforwards expire in years 2006 to 2011.

The components of the Corporation's net deferred income tax liability were as follows:

                                               1997               1996
                                           ------------------------------
Deferred tax assets:
  Loan loss reserves                       $ 1,128,000        	$ 	936,000
  Excess servicing gains                        56,000             72,000
  State net operating loss carryforwards        50,000             48,000
  Net unrealized loss on investment
    securities available-for-sale               13,000                 --
  Other                                             --             54,000
                                           ------------------------------
                                             1,247,000          1,110,000
                                           ------------------------------
Deferred tax liabilities:
  Excess tax depreciation                     (218,000)          (393,000)
  Safe harbor lease                           (180,000)          (188,000)
  Net unrealized gains on investment
   securities available-for-sale                    --            (23,000)
  Deferred loan fees                          (480,000)          (173,000)
  Undistributed earnings of subsidiary        (449,000)          (410,000)
  Other                                             --           (209,000)
                                           -------------------------------
                                            (1,327,000)        (1,396,000)
                                           -------------------------------
Net deferred tax liability before
  valuation allowance                                            (286,000)
Valuation allowance                            (55,000)           (58,000)
                                           -------------------------------
Net deferred tax liability                 $  (135,000)       	$	(344,000)
                                           ===============================

11. Leases

The Corporation leases various banking facilities under operating lease agreements from companies owned by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $521,712 in 1997, $440,156 in 1996, and $368,787 in 1995.

Future minimum rentals, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1997:

     Year ending December 31:

       1998                                  $   370,020
       1999                                      369,064
       2000                                      218,576
       2001                                      138,546
       2002                                       82,860
       2003 and thereafter                       662,880
                                              ----------
Total minimum future rentals                 $ 1,841,946
                                              ==========

12. Short-Term Borrowings

Assets collateralizing Reverse Repurchase Agreements consist of U.S. government and agency obligations held by the lender bank. At December 31, 1997, under existing arrangements, the Bank could borrow up to $50,000,000 under reverse repurchase agreements. The maximum amount of repurchase agreements outstanding was $7,900,000 and $7,700,000 for the years ended December 31, 1997 and 1996, respectively. The average amount of repurchase agreements was $1,747,140 and $1,550,000 for the years ended December 31, 1997 and 1996, respectively. There were no reverse repurchase agreements outstanding at December 31, 1997. There were $1,850,000 in reverse repurchase agreements outstanding at December 31, 1996.

At December 31, 1997, the Bank had the ability to borrow federal funds of up to $16,000,000 under a revolving line of credit agreement with lenders. Such borrowings bear interest at the Bank's announced daily federal funds rate and mature daily. There were no federal funds borrowings outstanding at December 31, 1997. There were $1,350,000 in federal funds borrowings outstanding at December 31, 1996. Other short-term borrowings represent treasury, tax and loan accounts due to the Federal Reserve Bank under a $6,000,000 line of credit. Such amounts are secured by a pledge of investment securities in the amount of $7,000,000 at December 31, 1997.

13. Stockholders' Equity

Certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. As of December 31, 1997, retained earnings of the Bank in the amount of $13,137,688 were available for distribution to the Corporation as dividends without prior approval of regulatory agencies.

Under Federal Reserve regulations, the Bank is limited as to the amount it may lend to its affiliates, including the Corporation. Such loans are required to be collateralized by investments defined in the regulations. In addition, the maximum amount available for transfer from the Bank to the Corporation in the form of loans is limited to 10% of the Bank's stockholders' equity in the case of any one affiliate or 20% in the case of all affiliates.

14. Loan Commitments and Standby Letters of Credit

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

The Corporation's maximum credit exposure for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1997 was $24,037,000 and $2,715,000, respectively. All such arrangements expire in fiscal 1998.

15. Fair Value of Financial Instruments

The following table discloses fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

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

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate those assets' fair values.

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

Off-Balance-Sheet Instruments

Fair values for the Corporation's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of such instruments at December 31, 1997 and 1996, is not material.

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

Short-Term Borrowings

The carrying amount of short-term borrowings and related accrued interest, approximates their fair values at the reporting date.

The carrying amounts and fair values of the Corporation's financial instruments consisted of the following at December 31, 1997 and 1996:


                                       1997                       1996
                               -----------------------------------------------
                               Carrying     Fair          Carrying     Fair
                               -----------------------------------------------
                                               (In Thousands)

Cash and cash equivalents      $ 44,708   $ 44,708       	 $	35,508   $	35,508
                               ===============================================

Investment securities          $126,360   $127,106       		$125,475 		$125,366
                               ===============================================

Loans receivable               $267,399   $270,569       		$253,752 		$255,397
                               ===============================================

Deposits:
  Withdrawable on demand       $295,027   $295,027     	   $283,679 	 $283,679
  Certificates of deposit       103,916    104,035           97,335     97,467
                               -----------------------------------------------
                               $398,943   $399,062       		$381,014 		$381,146
                               ===============================================

Short-term borrowings          $  5,711   $  5,711       	 $ 	5,400	  $ 	5,400
                               ===============================================

16. Tri City Bankshares Corporation (Parent Company Only) Financial
      Information


Balance Sheets
                                                         December 31
                                                   1997               1996
                                               -------------------------------
Assets
Cash on deposit with subsidiary bank           $   268,582       	$  	205,631
Investment in subsidiary                        49,239,980         44,494,845
Investment in affiliated bank                    1,658,263          1,558,642
Bank premises and equipment                      2,059,916          2,132,654
Other net assets                                   270,940            319,890
                                               -------------------------------
Total assets                                   $53,497,681        $48,711,662

Stockholders' equity
Common stock                                   $ 2,503,118      	 $	2,486,098
Additional paid-in capital                       9,209,826          8,750,861
Retained earnings                               41,810,248         37,437,024
Net unrealized gain on investment
  securities available-for-sale                    (25,511)            37,679
                                               -------------------------------
Total liabilities and stockholders' equity     $53,497,681       	$48,711,662
                                               ==============================

16. Tri City Bankshares Corporation (Parent Company Only) Financial Information (continued)


Statements of Income
                                                 Year ended December 31
                                         1997            1996          1995
                                      ----------------------------------------
Income from subsidiary bank:
  Dividends                           $1,725,000      $1,450,000    $1,150,000
  Management fees                        526,800         492,000       510,000
  Rental income                          225,255         210,503       178,913
                                      ----------------------------------------
                                       2,477,055       2,152,503     1,838,913

Other income                              70,555          61,949       148,927

Expenses:
  Administrative and general             920,359         865,269       839,970
  Interest                                    --              --            --
                                      ----------------------------------------
                                         920,359         865,269       839,970
                                      ----------------------------------------
Income before income taxes
  and equity in undistributed
  net income of subsidiary
  and affiliated bank                  1,627,251       1,349,183     1,147,870
Income tax expense (benefit)              43,000         (30,000)        5,141
                                      ----------------------------------------
Income before equity in
  undistributed net income of
  subsidiary and affiliated
  bank                                 1,584,251       1,379,183     1,142,729
Equity in undistributed net
  income of subsidiary and
  affiliated bank                      4,907,948       4,428,110     4,207,849
                                      ----------------------------------------
Net income                            $6,492,199      $5,807,293    $5,350,578
                                      ========================================

16. Tri City Bankshares Corporation (Parent Company Only) Financial Information (continued)


Statements of Cash Flows
                                                  Year ended December 31
                                       1997            1996            1995
                                    ------------------------------------------
Operating activities
  Net income                        $6,492,199     	$5,807,293     	$5,350,578
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
      Provision for depreciation       116,496         103,419          87,377
      Equity in undistributed net
       income of subsidiary and
       affiliated bank              (4,907,948)     (4,428,110)     (4,207,849)
  Other                                 48,948         (53,830)        (52,896)
                                    -------------------------------------------
Net cash provided by operating
  activities                         1,749,695       1,428,772       1,177,210

Investing activities
  Net sales (purchases) of
    premises and equipment             (43,758)       (150,946)          2,380
                                    ------------------------------------------
  Net cash provided by (used in)
    investing activities               (43,758)       (150,946)          2,380

Financing activities
  Decrease in short-term
    borrowings                              --              --              --
  Sale of common stock                 475,985         393,513         294,245
  Cash dividends                    (2,118,971)     (1,733,306)     (1,231,236)
                                    -------------------------------------------
Net cash used in financing
  activities                        (1,642,986)     (1,339,793)       (936,991)
                                    -------------------------------------------
Increase (decrease) in cash             62,951         (61,967)        242,599
Cash at beginning of year              205,631         267,598          24,999
                                    ------------------------------------------
Cash at end of year                 $  268,582      $ 	205,631      $	 267,598
                                    ==========================================

17. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996.

                                          Three Months Ended
                               December 31   September 30   June 30   March 31

                                    (In Thousands, Except for Per Share Data)

1997
 Interest income                $8,085         $8,133       $8,008     $7,883
 Interest expense                2,694          2,658        2,645      2,659
 Net interest income             5,391          5,475        5,363      5,223
 Provision for loan losses        (150)          (150)        (150)      (150)
 Other income                    1,831          1,642        1,554      1,396
 Other expense                   4,743          4,612        4,584      4,425
 Income before income taxes      2,327          2,355        2,183      2,045
 Income tax expense                612            670          598        538
 Net income                      1,716          1,685        1,585      1,507
 Basic earnings per share          .69            .67          .64        .61


1996
 Interest income                $7,811         $7,614       $7,443     $7,247
 Interest expense                2,630          2,706        2,691      2,618
 Net interest income             5,180          4,909        4,752      4,628
 Provision for loan losses          75             75           75         75
 Other income                    1,465          1,521        1,491      1,463
 Other expense                   4,245          4,426        4,367      4,309
 Income before income taxes      2,361          1,916        1,788      1,696
 Income tax expense                618            442          462        432
 Net income                      1,743          1,474        1,326      1,264
 Basic earnings per share         	.70           	.59         	.54       	.51

Report of Independent Auditors


Board of Directors
Tri City Bankshares Corporation

We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                              /s/Ernst & Young LLP

February 6, 1998

FORM 10K


Shareholders interested in obtaining a copy of the Corporation's Annual Report to the Securities and Exchange Commission as filed on Form 10-K may do so at no cost by writing to:


Office of the Secretary
Tri City Bankshares Corporation
6400 South 27th Street
Oak Creek, Wisconsin 53154