Form 10-K, Exhibit 13
period 1999-12-31
TRI CITY BANKSHARES CORP
filed 2000-03-29
CIK 313337

Audited Consolidated Financial Statements

                               Tri City Bankshares Corporation

                               Year ended December 31, 1999

Dear Shareholders,

Even with all the Y2K publicity, it is still somewhat difficult to accept the fact that we are now entering a brand new century. During the 36 years your bank existed in the 20th century, it had steady growth in assets, profit and capital. We concluded 1999 with an all time high of $529,191,000 in assets, a record year of $7,013,000 in profitability and total capital of $63,125,000 primarily the result of retained earnings.

During 1999, major legislation was passed by Congress and signed by the President that enables your company to expand to encompass services such as full service insurance agency, title insurance agency and expanded customer investment vehicles. We will pursue these opportunities with our customary conservative approach.

To better serve and expand our customer base in the City of South Milwaukee, we have applied to the Office of the Comptroller of the Currency for permission to open a full service banking facility in that community. We have purchased a building on Milwaukee Avenue. The location offers excellent commercial opportunity across from the post office in the downtown area. Pending approval from the Comptroller, we will refurbish the building and project opening during the third quarter of this year.

Looking ahead to the 21st century, we must be keenly aware of much new competition for our customers from nonbanking entities and the ever expanding horizon of electronic banking. In the past, we have served our customers through facilities that we call Bricks and Picks, the Bricks being our full service free standing branches and the Picks being our full service Pick'n Save locations with seven days a week service. We are now investigating expanding into Bricks, Picks and Clicks, the Clicks representing e-commerce and on-line banking via the internet. It has become increasingly evident that our customers will be looking for full-time banking availability represented by on-line banking 24 hours a day, 7 days a week.

In closing, I assure you that your Board of Directors, senior management officers and employees are totally committed to the continued profitable growth of your company.

Sincerely,



Henry Karbiner, Jr.
Chairman, President and Chief Executive Officer
Tri City Bankshares Corp.

                  Directors and Officers of the Corporation


Directors

Frank J. Bauer         President of Frank Bauer Construction Company, Inc.

Sanford Fedderly       Retired Registered Pharmacist

William Gravitter      President of Hy-View Mobile Home Court, Inc.

Henry Karbiner,  Jr.   Chairman of the Board,  President and Chief Executive
                       Officer of the Corporation and Chairman of the Board and President of Tri City National Bank

William L. Komisar     Partner, Komisar Brady & Co., LLP, CPA

Christ Krantz          Vice President of K.R.K., Inc. (corporation owning Ramada
                       -Airport Motel, Milwaukee) and partner in Veterans Linen
                       Supply Company

Rudie L. Lauterbach    Accountant, Elm Grove, Wisconsin

William P. McGovern    Attorney-at-Law, Milwaukee, Wisconsin

Robert W. Orth         Executive Vice President of Tri City National Bank,  and
                       Senior Vice President of the Corporation

Ronald K. Puetz        Executive Vice President of Tri City National Bank,  and
                        Senior Vice President of the Corporation

John M. Rupcich        Vice President-Real Estate of the Corporation and
                       President and Director of N.D.C., Inc. and Executive
                       Vice President of and Director of Mega Marts, Inc.

Agatha T. Ulrich       Director of NDC, Inc.

David A. Ulrich, Jr.   Vice President and Director of Mega Marts, Inc.
                       and Vice President and Director of N.D.C., Inc.

William J. Werry       Retired Unit President of Tri City National Bank

Scott A. Wilson        Senior Vice President and Secretary of the Corporation,
                       and Executive Vice President and Secretary of Tri City
                       National Bank

Officers

Henry Karbiner, Jr.    Chairman of the Board, President and
                       Chief Executive Officer

Robert W. Orth         Senior Vice President

Ronald K. Puetz        Senior Vice President

Scott A. Wilson        Senior Vice President and Secretary

John M. Rupcich        Vice President - Real Estate

Thomas W. Vierthaler   Vice President and Comptroller

George E. Mikolajczak  Vice President - Human Resources

Gary J. Hafemann       Assistant Vice President and Auditor

                         TRI CITY BANKSHARES CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This  discussion  contains  certain   "forward-looking   statements,"  including
statements concerning objectives and future events of performance, and other statements which are other than historical fact. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities: (i) lower than anticipated loan growth due to a variety of factors, including changes in the interest rate environment and increases in competitive pressures in the banking and financial services industry; (ii) insufficient reserves for loan losses; (iii) poorer than expected general economic conditions; (iv) legislation or regulatory changes which adversely affect the banking industry; and (v) other unanticipated occurrences.

FINANCIAL CONDITION

Tri City Bankshares Corporation (the Corporation), the parent company of its wholly owned subsidiary, Tri City National Bank (the Bank), continued to grow in 1999. Total assets increased $18.9 million (3.7%) during 1999 compared to an increase of $50.6 million (11%) in 1998. Consumer confidence and new business development activities contributed to an increase in net average assets of $41.8 million (9.0%) in 1999 compared to $29.2 million (6.7%) in 1998. Management continues to follow a strategy of providing community banking services to Southeastern Wisconsin by growing our metropolitan branch network.

Cash and cash equivalents of the Corporation decreased $30.7 million (40.3%) during 1999 compared to an increase of $31.5 million (70.4%) in 1998. The change is primarily due to a decrease of $29.5 million (91.6%) in federal funds sold. The usual trend at year-end is an increase in deposits which in turn generates excess cash which the Corporation invests for the short-term in federal funds sold.

Investment securities increased $7.5 million (5.6%) during 1999 compared to an increase of $8.2 million (6.5%) in 1998. In 1999, $25.3 million in investment securities matured or were called and the Corporation replaced these investment securities with $33.0 million of new securities. It is the Corporation's policy to hold all securities to maturity.

Loan balances increased $41.7 million (15.0%) during 1999 compared to an increase of $9.8 million (3.6%) in 1998. Management continues to seek new customers through advertising (with a return to television in 1999), various promotions and bank officers' personal marketing efforts within the community. Management's conservative approach to lending and a healthy economy enabled the Corporation to retain and attract a sound customer base. In 1999, the provision for loan loss was $225,000. Losses charged against the reserve for loan loss were $186,000 in 1999 compared to $154,000 in 1998. Management continues to believe that the reserve for loan loss is adequate to support additional portfolio growth and provide for any losses which may occur. Nonperforming loans as of December 31 were $595,000 and $334,000 at December 31, 1999 and 1998, respectively.

Total deposits of the Corporation increased $9.9 million (2.2%) during 1999 compared to an increase of $50.6 million (12.7%) during 1998. Management continues to emphasize a strategy to increase retail deposits as a primary funding source.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

Liquidity is defined as the Corporation's ability to generate adequate amounts of cash to meet both current and future needs to pay obligations as they mature, to maintain lending capacity, to provide for planned growth and to provide a competitive return on investment. Monitoring the correlation between interest earning assets and interest bearing liabilities is one means of accomplishing this task. Fluctuations in interest rates can be the main cause for the flow of funds either into or out of a financial institution. As interest rates rise, depositors want to obtain the best yield that they can without sacrificing their liquidity and thus deposits may increase, while a decrease in rates will stimulate the demand for loans substantially. Management has been diligent in growing its core deposit base and maintaining a low borrowing position for the Corporation so that as these fluctuations occur, the Corporation can respond more readily.

The banking subsidiary of the Corporation has the ability to borrow up to $40 million in federal funds and an additional $32.8 million under reverse repurchase agreements. Cash needs of the Corporation can also be met through borrowings from other lenders, if needed. These arrangements are further discussed in Note 12 of the consolidated financial statements.

Federal law restricts extensions of credit by a bank to its parent bank holding company and, with certain exceptions, to other affiliates and the amount of dividends the Corporation's subsidiary may pay to the parent bank holding company. Note 13 to the consolidated financial statements discusses the application of these limitations to the Corporation and its subsidiary bank.

In addition, the repayment of loans and scheduled maturities of marketable investment securities are significant sources of liquidity. Securities maturing in one year or less amounted to $6.7 million at December 31, 1999, representing 4.7% of total investment securities. The Corporation has not, in the past, relied on sales of investment securities to meet its liquidity needs, and management does not intent to do so in the future.

CAPITAL RESOURCES

During the first quarter of 1999, the Corporation completed construction of a new facility for its operations center. The facility was developed to provide additional space for the Corporation's check processing operations and new optical system which will enhance the proof operation and enable more timely and efficient processing. The cost of this facility and equipment was $2.2 million and was funded entirely by the Corporation's banking subsidiary.

A new branch was opened in Sturtevant, Wisconsin during the second quarter of 1999 to serve the Corporation's customers who live in the Kenosha/Racine area. An existing building was purchased and renovated to enhance its appearance and efficiency. The Corporation's banking facility in Oak Creek was also remodeled to update its appearance and floor plan. The cost of these renovations amounted to $1.1 million and was funded entirely by the Corporation's banking subsidiary.

The OCC has issued guidelines, which impose certain risk-based capital and leverage standards upon national banks. These guidelines, as well as the capital requirements of bank regulators, are discussed in Note 8 to the consolidated financial statements. Failure to meet applicable capital guidelines could subject a national bank to a variety of enforcement remedies available to the federal regulatory authorities.

The Corporation continues to exceeds the minimum capital ratios. It is the Corporation's philosophy to avoid those categories of assets classified by the capital requirements as having higher credit risk, and to avoid highly leveraged or foreign loans. The Corporation's banking subsidiary believes it will continue to exceed the "risk-based" capital requirements and continue to meet regulatory definitions of "well capitalized."

RESULTS OF OPERATIONS

                                  1999 vs. 1998
                                  -------------

Net income for the Corporation increased $43,000 (0.6%) during 1999 compared to an increase of $478,000 (7.4%) during 1998. The Corporation was able to increase net income despite increased expenses associated with the banking subsidiary's conversion of data processing providers in November 1998, increased costs related to the new operations center and the expansion of the branch network in Sturtevant, Wisconsin.

Interest and fees on loans have increased $318,000 (1.2%) in 1999 compared to an increase of $919,000 (3.7%) in 1998. This increase was primarily due to the increase in average loans outstanding and partially offset by a decrease in average yields. Most of this growth occurred during the fourth quarter of 1999. Management has been diligent in their efforts to attract new customers, make new loans in the community and maintain portfolio credit quality. Their conservative review of all loan applications has enabled the Corporation to experience a very low nonperforming loan ratio and charge-off history.

Interest income on investment securities, including federal funds sold, decreased $70,000 (0.9%) during 1999 compared to an increase of $527,800 (7.2%) during 1998. The decline resulted primarily from decreases in the average balance in federal funds sold and yields on other investment securities offset by increases in the average balance of other investment securities. The
Corporation invested funds primarily in municipal securities in order to maximize after-tax yields.

There was little change in other income while other expenses increased $1.2 million (6.0%) in 1999 compared to an increase of $962,000 (5.2%) in 1998. The majority of the increase is due to increased data processing charges stemming from the conversion to a new processor in November of 1998. Charges for data processing increased $431,000 (66.5%) for the year. This increase was necessary in order to upgrade all of the Corporation's systems to be Year 2000 compliant and to allow the bank to make operational improvements.

Interest expense on deposits and short-term borrowings decreased $208,000 (1.9%) in 1999 compared to an increase of $513,000 (4.8%) in 1998. The average yield on saving and time deposits was 3.38% in 1999 compared to an average yield of 3.77% in 1998.

Occupancy expense increased in 1999 $415,000 (16.7%) due to the additional facilities placed in operation for our operations center and a new branch office in Sturtevant, Wisconsin. The banking facility was opened in order to better serve our customers from this location and the surrounding area.

Management is prepared to lead the Corporation into the next millennium and to continue to prosper and grow. Management is confident that the Corporation's family of employees will help to ensure its continued growth. The effective tax rate for the Corporation was 22.6% in 1999 and 25.6% in 1998.

RESULTS OF OPERATIONS

                                  1998 vs. 1997

Net income for the Corporation increased $478,000 (7.4%) during 1998 compared to an increase of $685,000 (11.8%) during 1997. Interest income and fees on loans, investment security interest income and interest on federal funds sold were the principal components of the increase.

Interest and fees for the Corporation increased $919,000 (3.7%) in 1998 compared to an increase of $1.9 million (8.4%) in 1997. Although loan balances have increased during the year, rates have declined slightly. Some loans have also been repaid and new loans replacing these as well as the repricing of cash flow generated from scheduled amortization have resulted in a decline of 20 basis points in the overall loan portfolio. Management's conservative policies have kept the Corporation from experiencing large charge-offs or a high percentage of nonperforming loans. A quality loan portfolio has been maintained while still providing competitive products to offer in the community. The Corporation's nonaccrual loans were $334,000 as of December 31, 1998, compared to no nonaccrual loans as of December 31, 1997.

Investment securities interest income, including federal funds sold, increased $527,800 (7.2%) during 1998 compared to an increase of $84,000 (1.2%) during 1997. During 1998, $46.7 million of investment securities matured or were called including $3.0 million, which were classified as available-for-sale. However, replacement securities are offering a lower yield. The goal of management is to acquire investments, which will give the Corporation a high yield but will not expose it to the potential high risk, which accompanies a higher rate of return. Interest expense on deposits increased $696,000 (6.8%) in 1998 compared to a decrease of $104,000 (1.0%) in 1997, primarily due to the large increase in deposit balances during 1998. Since the Corporation has had excess funds to invest for much of 1998, short-term borrowing interest decreased $182,000 (49.9%) compared to an increase of $116,000 (46.3%) in 1997.

Other income increased $504,000 (7.9%) in 1998 compared to an increase of $482,000 (8.1%) during 1997.

Other expenses have increased $962,000 (5.2%) in 1998 compared to an increase of $1.0 million (5.9%) in 1997. Due to the new facility for the Corporation's operations center, occupancy expenses are expected to increase substantially during 1999.

The effective tax rate for the Corporation is 25.6% in 1998 and 27.1% in 1997.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature. Therefore, the effects of inflation on financial institutions differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. The growth of total assets in the banking industry caused by inflation results in the need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. The Corporation's management recognizes the need to both control asset growth and maintain a reasonable dividend policy in order to promote the adequate internal growth of capital. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Management believes the most significant impact on inflation and changing prices on financial results is the Corporation's ability to react to changes in interest rates. Management attempts to maintain a reasonably balanced position between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

YEAR 2000

The Corporation has been engaged in the process of addressing a potential problem that confronted all users of automated information systems, including personal computers, generally referred to as the Year 2000 Issue. The issue is the result of computer systems processing transactions based upon two digits representing the year of the transaction rather than four full digits (e.g. 99 for 1999).

During 1999, the Corporation completed all renovations, testing and the development of detailed contingency plans to address potential risks in the event of Year 2000 failures. To date, the Corporation experienced no significant problems relating to the century turn transition.

Although considered unlikely, unanticipated problems in the Corporation's core business processes, including problems associated with noncompliant third parties and disruptions to the economy in general, could still occur despite efforts to date to remediate affected systems and develop contingency plans. Management will continue to monitor all business processes, including interaction with the Corporation's customers, vendors and other third parties, throughout 2000 to address any issues and ensure all processes continue to function properly.

All costs incurred to address the Year 2000 Issue have had no material impact on the Company's financial condition, results of operations or liquidity. There are no anticipated material expenditures expected to be incurred in the future related to the Year 2000 Issue.

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

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; and hedging existing assets, liabilities or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments often are used for this purpose. Because these instruments are sensitive to interest rate changes, they require management expertise to be effective. The Corporation has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refund its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Corporation's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Corporation seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing or selling assets. Also, short-term borrowings provide additional sources of liquidity for the Corporation.

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 1999 and 1998.

                         Tri City Bankshares Corporation

                     Quantitative Disclosures of Market Risk

                                December 31, 1999
                                 (In Thousands)

                                               Principal Amount Maturing in                               Fair Value
                           ------------------------------------------------------------------------------------------
                              2000       2001       2002       2003       2004    Thereafter     Total    12/31/99
                           ------------------------------------------------------------------------------------------
Rate sensitive assets:
  Fixed interest
   rate loans              $ 85,681   $ 64,887   $ 65,515   $ 30,845   $ 19,071   $ 10,097     $276,096   $270,271
  Average interest rate       8.25%      8.15%      7.97%      7.60%      7.59%      7.44%        8.01%
  Variable interest
   rate loans              $ 21,365   $  3,921   $  2,355   $    733   $  2,095   $ 12,334     $ 42,803   $ 41,090
  Average interest rate       8.65%      8.53%      8.65%      8.46%      8.53%      7.99%        8.44%
  Fixed interest rate
   securities              $  6,731   $ 13,209   $ 21,455   $ 27,234   $ 31,095   $ 42,298     $142,022   $139,238
  Average interest rate       5.57%      4.55%      4.91%      5.20%      5.33%      5.23%        5.15%
  Other interest
   bearing assets          $  2,700                                                            $  2,700   $  2,700
  Average interest rate       4.67%                                                               4.67%

Rate sensitive liabilities:
  Savings and interest-
   bearing checking        $211,699                                                            $211,699   $211,699
  Average interest rate       2.39%                                                               2.39%
  Time deposits            $ 88,638   $ 17,558   $  4,294   $  5,016   $  4,185   $      -     $119,691   $119,798
  Average interest rate       5.07%      5.25%      5.81%      5.77%      5.17%      0.00%        5.16%
  Variable interest rate
   borrowings              $  4,579                                                            $  4,579   $  4,579
  Average interest rate       5.05%                                                               5.05%
   rate

                         Tri City Bankshares Corporation

                     Quantitative Disclosures of Market Risk

                                December 31, 1998
                                 (In Thousands)

                                          Principal Amount Maturing in                                    Fair Value
                           ------------------------------------------------------------------------------------------
                              1999       2000       2001       2002       2003    Thereafter     Total    12/31/98
                           ------------------------------------------------------------------------------------------
Rate sensitive assets:
  Fixed interest rate
   loans                   $ 88,496   $ 57,666   $ 50,617   $  9,975   $ 20,481   $  6,992     $234,227   $233,981
  Average interest rate       8.57%      8.72%      8.37%      8.47%      7.61%      7.89%        8.46%
  Variable interest rate
   loans                   $ 19,869   $  7,589   $  2,197   $    598   $    605   $ 12,099     $ 42,957   $ 42,913
  Average interest rate       7.97%      8.72%      8.21%      8.12%      8.77%      7.86%        8.10%
  Fixed interest rate
   securities              $  7,000   $  8,830   $ 14,975   $ 16,103   $ 23,283   $ 64,347     $134,538   $136,420
  Average interest rate       6.44%      6.90%      6.63%      6.69%      6.54%      6.63%        6.63%
  Other interest-bearing
   assets                  $ 32,200                                                            $ 32,200   $ 32,200
  Average interest rate       5.26%                                                               5.26%

Rate sensitive liabilities:
  Savings and interest-
   bearing checking        $204,969                                                            $204,969   $204,969
  Average interest rate       2.69%                                                               2.69%
  Time deposits            $ 84,353   $ 13,034   $  4,319   $  3,281   $ 6,459    $      -     $111,446   $112,116
  Average interest rate       5.27%      5.88%      5.95%      6.30%     5.83%       0.00%        5.43%
  Variable interest
   rate borrowings         $    827                                                            $    827   $    827
  Average interest rate       6.12%                                                               6.12%

                         Tri City Bankshares Corporation

                             Selected Financial Data




                                    1999         1998         1997         1996         1995         1994
                                -----------------------------------------------------------------------------
Total interest income           $33,788,288  $33,540,240  $32,109,169  $30,114,579  $27,724,625  $24,503,080
Total interest expense           10,962,687   11,170,653   10,657,307   10,645,630    9,468,149    6,859,209
Net interest income              22,825,601   22,369,587   21,451,862   19,468,949   18,256,476   17,643,871
Provision for loan losses           225,000      600,000      600,000      300,000      248,139      375,000
Net interest income after
 provision for loan losses       22,600,601   21,769,587   20,851,862   19,168,949   18,008,337   17,268,871
Income before income taxes        9,066,001    9,370,239    8,910,197    7,761,293    7,509,719    6,769,767
Net income                        7,013,001    6,970,239    6,492,197    5,807,293    5,350,578    4,876,814

Net income per share                   2.77         2.77         2.60         2.34         2.17         2.04
Cash dividends declared
 per share                             1.20         1.00          .85          .70          .50          .40

Average daily balances:                                           (In Thousands)

  Total assets                  $   507,232  $   465,437  $   436,204  $   410,975  $   371,795  $   340,502
  Total net loans                   293,541      269,773      257,907      237,524      220,969      197,540
  Total investment securities       147,801      126,641      120,792      115,810      105,758       96,810
  Total deposits                    443,842      404,305      376,093      358,296      324,469      294,568
  Total stockholders' equity         60,144       55,122       50,266       45,677       41,532       36,051
   stockholders'
   equity

                         Tri City Bankshares Corporation

                      Market for Corporation's Common Stock
                         and Related Stockholder Matters



The Corporation's common stock is not traded on any exchange or in the over-the-counter market. The price ranges reflected in the following table show sales prices in isolated sales of which the Corporation has knowledge.

                                        1999              1998
                                  -------------------------------------
                                    High      Low     High      Low
                                  -------------------------------------

Price range:
  First quarter                     $34.30   $33.75   $30.90   $30.40
  Second quarter                     35.10    34.55    31.75    31.15
  Third quarter                      36.05    35.45    32.60    32.00
  Fourth quarter                     36.95    36.35    33.45    32.90

As of December 31, 1999, the number of holders of record of the Corporation's common stock was 753.

The Corporation declared four quarterly cash dividends in 1999 in the amount of $0.30 per share. These dividends were declared on January 7, April 14, July 14 and October 13, payable on January 22, April 26, July 20 and October 19, respectively. Quarterly dividends of $0.25 per share were declared during each of the four quarters of 1998.

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

                         Tri City Bankshares Corporation

                           Consolidated Balance Sheets


See accompanying notes.

                                                     December 31
                                                  1999         1998
                                             ----------------------------
Assets
Cash and due from banks                      $  42,781,918 $  44,001,647
Federal funds sold                              2,700,000    32,200,000
                                             ----------------------------
Cash and cash equivalents                      45,481,918    76,201,647
Investment securities held-to-maturity
  (fair value of $139,237,806--1999 and        142,022,068   134,537,963
  $136,420,200--1998)
Loans                                         318,899,435   277,184,364
Less allowance for loan losses                 (4,340,357)   (4,244,745)
                                             ----------------------------
                                                           --------------
Net loans                                     314,559,078   272,939,619
Premises and equipment                         20,824,179    19,864,590
Other assets                                    6,303,572     6,708,412
                                             ----------------------------
                                             $529,190,815  $510,252,231
                                             ============================
Liabilities and stockholders' equity
Deposits:
  Noninterest-bearing                        $128,079,686  $133,120,719
  Interest-bearing - over $100,000             26,092,149    28,247,266
  Interest-bearing - other                    305,298,102   288,167,417
                                             ----------------------------
Total deposits                                459,469,937   449,535,402
Short-term borrowings                           4,579,060       827,355
Other liabilities                               2,016,985     1,371,614
                                             ----------------------------
                                                           --------------
Total liabilities                             466,065,982   451,734,371
Stockholders' equity:
  Common stock, $1 par value:
   Authorized - 5,000,000 shares
   Issued and outstanding (1999--2,538,232
     shares; 1998--2,520,205 shares)             2,538,232     2,520,205
  Additional paid-in capital                   10,335,369     9,726,974
  Retained earnings                            50,251,232    46,270,681
                                                           --------------
                                             ---------------
Total stockholders' equity                     63,124,833    58,517,860
                                             ----------------------------
                                             $529,190,815  $510,252,231
                                             ============================

                         Tri City Bankshares Corporation

                        Consolidated Statements of Income


See accompanying notes.

                                          Year ended December 31
                                      1999         1998         1997
                                  ---------------------------------------
Interest income:
  Loans, including fees            $25,911,622  $25,593,267  $24,673,957
  Investment securities:
   Taxable                           3,891,009    3,855,225    4,359,562
   Exempt from federal income tax    3,782,237    3,268,120    2,735,986
  Federal funds sold                   203,420      823,628      339,664
                                  ---------------------------------------
Total interest income               33,788,288   33,540,240   32,109,169

Interest expense:
  Deposits                          10,503,566   10,987,242   10,291,509
  Short-term borrowings                459,121      183,411      365,798
                                  ---------------------------------------
Total interest expense              10,962,687   11,170,653   10,657,307
                                  ---------------------------------------

Net interest income                 22,825,601   22,369,587   21,451,862
Provision for loan losses              225,000      600,000      600,000
                                  ---------------------------------------
Net interest income after           22,600,601   21,769,587   20,851,862
  provision for loan losses

Other income:
  Service charges                    3,301,439    3,440,023    3,486,469
  Rental income                        971,584      958,866      890,894
  Gain on sale of loans                 35,451       98,719       44,904
  Other                              2,640,375    2,428,912    1,999,811
                                  ---------------------------------------
Total other income                   6,948,849    6,926,520    6,422,078

Other expenses:
  Salaries and employee benefits    10,818,947   10,751,993   10,238,765
  Occupancy                          2,897,760    2,483,067    2,495,224
  Equipment                          1,353,479    1,390,623    1,226,110
  Data processing                    1,079,788      648,559      623,169
  Advertising and promotional          621,221      430,338      474,328
  Regulatory agency assessments        161,081      150,268      145,350
  Office supplies                      666,126      609,380      498,989
  Other                              2,885,047    2,861,640    2,661,808
                                  ---------------------------------------
Total other expenses                20,483,449   19,325,868   18,363,743
                                  ---------------------------------------

Income before income taxes           9,066,001    9,370,239    8,910,197
Income taxes                         2,053,000    2,400,000    2,418,000
                                  ---------------------------------------
Net income                         $ 7,013,001  $ 6,970,239  $ 6,492,197
                                  =======================================

Net income per share               $      2.77  $      2.77  $      2.60
                                  =======================================

Average shares outstanding           2,530,520    2,513,003    2,496,050
                                  =======================================

                         Tri City Bankshares Corporation

               Consolidated Statements of Stockholders' Equity


See accompanying notes.

                                                          Accumulated
                       Common    Additional   Retained      Other
                        Stock     Paid-In     Earnings   Comprehensive    Total
                                  Capital                   Income
                    ---------------------------------------------------------

Balances at
January 1, 1997     $2,486,098  $8,750,861  $37,437,024  $  37,679  $48,711,662
 Net income                  -           -    6,492,197          -    6,492,197
  Change in net
  unrealized loss
  on investment
  securities
  available-for-sale
  (net of tax)               -           -            -    (63,190)     (63,190)
                                                                     -----------
  Comprehensive income                                                6,429,007
                                                                     -----------
  Cash dividends
   declared--$.85 per
   share                     -           -   (2,118,973)         -   (2,118,973)
  Common stock
   issued under
   dividend
   reinvestment
   plan--17,029 shares  17,029     459,214            -          -      476,243
  Common stock
   fractional shares
   redeemed                 (9)       (249)           -          -         (258)
                    ------------------------------------------------------------
Balances at
 December 31, 1997   2,503,118   9,209,826   41,810,248    (25,511)  53,497,681
  Net income                 -           -    6,970,239          -    6,970,239
  Change in net
   unrealized loss on
   investment
   securities
   available-for-sale
   (net of tax)              -           -            -     25,511       25,511
                                                                     -----------
  Comprehensive income                                                6,995,750
                                                                     -----------
  Cash dividends
   declared--$1.00 per
   share                     -           -   (2,509,806)         -   (2,509,806)
  Common stock
   issued under
   dividend
   reinvestment
   plan--17,103 shares  17,103     517,642            -          -      534,745
  Common stock
   fractional shares
   redeemed                (16)       (494)           -          -         (510)
                    ------------------------------------------------------------
Balances at
 December 31, 1998   2,520,205   9,726,974   46,270,681          -   58,517,860

  Net income                 -           -    7,013,001          -    7,013,001
  Cash dividends
   declared--$1.20
   per share                 -           -   (3,032,450)         -   (3,032,450)
  Common stock
   issued under
   dividend
   reinvestment
   plan--
    18,039 shares       18,039     608,790            -          -      626,829
  Common stock
   fractional shares
   redeemed                (12)       (395)           -          -         (407)
                    ------------------------------------------------------------
Balances at
December 31, 1999   $2,538,232 $10,335,369  $50,251,232  $       -  $63,124,833
                    ============================================================

                         Tri City Bankshares Corporation

                      Consolidated Statements of Cash Flows


See accompanying notes.

                                           Year ended December 31
                                         1999           1998            1997
                                    --------------------------------------------
OPERATING ACTIVITIES
Net income                          $  7,013,001   $  6,970,239    $  6,492,197
Adjustments to reconcile net
income to net cash provided
by operating activities:
  Proceeds from sale of loans
    held for sale                     13,812,028     27,184,355      11,433,205
  Origination of loans held for
    sale                             (13,812,028)   (27,184,355)    (11,433,205)
  Provision for loan losses              225,000        600,000         600,000
  Provision for depreciation           1,957,472      1,703,716       1,587,843
  Amortization of premiums and
    accretion of discounts on
    investment securities                215,260        (87,426)        154,227
  Undistributed earnings of
    affiliate                            (94,346)      (107,708)        (99,620)
  Decrease (increase) in interest
    receivable                            (7,633)      (168,846)         83,099
  Increase (decrease) in interest
    payable                                 (329)        37,994          76,843
  Other                                1,152,519        (53,650)       (599,523)
                                    --------------------------------------------
Net cash provided by operating
  activities                          10,460,944      8,894,319       8,295,066

INVESTING ACTIVITIES
Proceeds from repayment, calls
  and maturities of investments
  available for sale                           -      3,000,000       7,010,082
Proceeds from repayment, calls
  and maturities of investment
  securities held to maturity         25,312,273     43,663,386      21,133,878
Purchases of investment securities
  held to maturity                   (33,011,638)   (54,714,850)    (29,282,938)
Net increase in loans                (41,844,459)    (9,640,727)    (13,756,897)
Net purchases of premises and
  equipment                           (2,917,061)    (3,441,381)       (796,670)
                                    --------------------------------------------
Net cash used by investing
  activities                         (52,460,885)   (21,133,572)    (15,692,545)

FINANCING ACTIVITIES
Sale of common stock                     626,422        534,235         475,985
Net increase in deposits               9,934,535     50,592,032      17,929,693
Net increase (decrease) in
  short-term borrowings                3,751,705     (4,883,449)        310,847
Cash dividends                        (3,032,450)    (2,509,806)     (2,118,973)
                                    --------------------------------------------
Net cash provided by financing
  activities                          11,280,212     43,733,012      16,597,552
                                    --------------------------------------------

Increase (decrease) in cash and
  cash equivalents                   (30,719,729)    31,493,759       9,200,073
Cash and cash equivalents at
  beginning of year                   76,201,647     44,707,888      35,507,815
                                    -------------  -------------   -------------
Cash and cash equivalents at
  end of year                       $ 45,481,918   $ 76,201,647    $ 44,707,888
                                    ============================================

Supplementary information:
  Interest paid                     $ 10,964,981   $ 11,144,358    $ 10,588,438
  Income taxes paid                    1,395,000      2,445,000       2,440,000

                         Tri City Bankshares Corporation

                  Notes to Consolidated Financial Statements

                                December 31, 1999



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

INVESTMENT SECURITIES

Debt securities are classified as held-to-maturity and carried at amortized cost if management has the intent and ability to hold the securities to maturity. Securities not classified as held-to-maturity are designated as available-for-sale and carried at fair value, with unrealized gains and losses net of income taxes, reflected in stockholders' equity.

                         Tri City Bankshares Corporation

1. ACCOUNTING POLICIES (CONTINUED)

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

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is composed of specific and general valuation allowances. The Corporation establishes specific valuation allowances on income-producing real estate loans considered impaired. A loan is considered impaired (and a specific valuation allowance established for an amount equal to the impairment) when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loans original effective interest rate, or the fair value of the underlying collateral. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is approved quarterly by the Corporations board of directors. The allowance reflects management's best estimate of the reserves needed to provide for the impairment of income-producing real estate loans, as well as other credit risks of the Banks and is based on a risk model developed and implemented by management and approved by the Corporation's board of directors.

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

PER SHARE DATA

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during each year. The Company has no potentially dilutive securities outstanding during the three years ended December 31, 1999. The resulting number of shares used in computing basic earnings per share is 2,530,520, 2,513,003 and 2,496,050 for the years ended December 31, 1999, 1998 and 1997, respectively.

Interim Financial Data

The interim financial data (see Note 17) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

SEGMENT REPORTING

The Corporation has determined that it has one reportable segment - commercial banking. The Corporation offers the following products and services to external customers: deposits and loans; and, to a much lesser extent, leases space in branch facilities to third parties. Revenues for each of these products and services are disclosed in the consolidated statements of income.

2. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The subsidiary bank is required to maintain non-interest-earning reserve balances with the Federal Reserve Bank or in vault cash. The amount of the reserve requirement as of December 31, 1999, was approximately $12,895,000.

3. INVESTMENT SECURITIES

The amortized cost and estimated fair values of investments in debt securities were as follows:
                                             Gross      Gross
                               Amortized  Unrealized  Unrealized        Fair
                                 Cost        Gains      Losses          Value
                            ----------------------------------------------------
At December 31, 1999:
 Held-to-maturity:
  U.S. Treasury securities
   and obligations of U.S.
   government agencies      $ 56,445,675  $    8,380  $ 1,788,910  $ 54,665,145
  Obligations of states and
   political subdivisions     85,576,393     175,716    1,179,448    84,572,661
                            ----------------------------------------------------
                            $142,022,068  $  184,096  $ 2,968,358  $139,237,806
                            ====================================================
At December 31, 1998:
 Held-to-maturity:
  U.S. Treasury securities
   and obligations of U.S.
   government agencies      $ 56,947,707  $  410,247  $    72,501  $ 57,285,453
  Obligations of states and
   political subdivisions     77,590,256   1,616,796       72,305    79,134,747
                            ----------------------------------------------------
                            $134,537,963  $2,027,043  $   144,806  $136,420,200
                            ====================================================

The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Amortized        Fair
                                                    Cost          Value
                                                --------------------------
                                                --------------------------

Due in one year or less                         $  6,730,915   $ 6,744,476
Due after one year through five years             92,992,785    91,360,246
Due after five years through ten years            42,298,368    41,133,084
                                                --------------------------
                                                $142,022,068  $139,237,806
                                                ==========================

There were no sales of securities in 1999, 1998 or 1997. At December 31, 1999, investment securities with a carrying value of $15,486,000 were pledged as collateral to secure public funds.

4. INVESTMENT IN AFFILIATED BANK

As of December 31, 1999 and 1998, the Corporation owns 23.54% of the common stock of the First National Bank of Eagle River (First National Bank). This investment is included in other assets and is accounted for using the equity method. On January 20, 2000, the Corporation disposed of its investment in First National Bank.

Summarized unaudited financial information for First National Bank was as follows:

                                                As of and for the year
                                                         ended
                                                      December 31
                                                   1999         1998
                                               --------------------------

Total assets                                    $91,103,000  $86,468,000
Total deposits                                   82,888,000   76,316,000
Stockholders' equity                              7,587,000    7,819,000
Net income                                          705,000      754,000

5. LOANS

Loan balances classified by type were as follows:
                                                     December 31
                                                  1999         1998
                                             --------------------------

Commercial                                   $ 26,954,000 $ 13,730,000
Real estate - construction                     16,503,000   16,358,000
Real estate - mortgage:
  Single family                               131,902,000  114,570,000
  Multi family                                 10,971,000    9,136,000
  Nonresidential                              105,084,000   91,675,000
Installment                                    27,485,000   31,715,000
                                             --------------------------
                                             $318,899,000 $277,184,000
                                             ==========================

In the ordinary course of business, the Bank grants loans to related parties, which include certain directors and officers of the Corporation, and entities in which such persons are principal shareholders. These loans are made at terms which do not vary from terms that would have been obtained if the transactions had been with unrelated parties and do not involve more than normal risk of collectibility. Loans outstanding at December 31, 1999 and 1998, to such related parties approximated $1,512,000 and $1,303000, respectively. During 1999, $911,000 of new loans were made and repayments totaled $702,000. These amounts have been restated to reflect changes in directors and officers of the Corporation.

6. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the three years in the period ended December 31, 1999, were as follows:
                                        1999         1998         1997
                                    --------------------------------------

Balance at beginning of year        $ 4,244,745  $ 3,500,050  $ 3,010,230
Provision for loan losses               225,000      600,000      600,000
Loans charged off                      (186,000)    (154,513)    (170,014)
Recoveries on loans charged off          56,612      299,208       59,834
                                    --------------------------------------
Balance at end of year              $ 4,340,357  $ 4,244,745  $ 3,500,050
                                    ======================================

Nonaccrual loans totaled approximately $595,000 and $334,000 at December 31, 1999 and 1998, respectively.

7. PREMISES AND EQUIPMENT

Premises and equipment were comprised of the following:
                                                      December 31
                                                    1999          1998
                                               ---------------------------

Land                                           $  4,779,602  $  4,772,156
Buildings and leasehold improvements             20,735,023    19,092,071
Furniture and equipment                           8,404,936     9,501,886
                                               ---------------------------
                                                 33,919,561    33,366,113
Less accumulated depreciation                   (13,095,382)  (13,501,523)
                                               ---------------------------
                                               $ 20,824,179  $ 19,864,590
                                               ===========================

8. REGULATORY CAPITAL

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that both the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Office of the Comptroller of Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios of 10%, 6% and 5%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

The actual and required capital amounts and ratios were as follows:

                                                         For Capital
                                      Actual          Adequacy Purposes
                                ------------------------------------------
                                  Amount     Ratio     Amount     Ratio
                                ------------------------------------------
As of December 31, 1999
Total Capital
   (to Risk Weighted Assets):
   Consolidated                 $67,457,000  19.47% $27,724,000    8.00%
   Tri City Bank                 64,615,000  18.77   27,533,000    8.00
Tier I Capital
   (to Risk Weighted Assets):
   Consolidated                  63,125,000  18.22   13,862,000    4.00
   Tri City Bank                 60,312,000  17.52   13,767,000    4.00
Tier I Capital - Leverage ratio
   (to Average Assets):
   Consolidated                  63,125,000  12.12   20,830,000    4.00
   Tri City Bank                 60,312,000  11.63   20,736,000    4.00

As of December 31, 1998
Total Capital
   (to Risk Weighted Assets):
   Consolidated                 $62,395,000  20.14% $24,783,000    8.00%
   Tri City Bank                 59,720,000  19.42   24,602,000    8.00
Tier I Capital
   (to Risk Weighted Assets):
   Consolidated                  58,518,000  18.89   12,391,000    4.00
   Tri City Bank                 55,871,000  18.17   12,301,000    4.00
Tier I Capital - Leverage ratio
   (to Average Assets):
   Consolidated                  58,518,000  11.97   19,553,000    4.00
   Tri City Bank                 55,871,000  11.48   19,466,000    4.00

9. EMPLOYEE BENEFIT PLAN

The Corporation has a contributory defined-contribution 401(k) plan. This plan covers all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Corporation may make regular and matching contributions to the plan each year. In 1999, 1998 and 1997, the Corporation provided a dollar-for-dollar match of employee contributions up to 5%. Participants direct the investment of their contributions into one or more investment options. The Corporation recorded expense of $289,475, $244,745 and $219,161 for 1999, 1998 and 1997, respectively.

10. INCOME TAXES

The significant components of income tax expense for each of the three years in the period ended December 31, 1999, were:
                                         1999         1998         1997
                                    ---------------------------------------

Federal                             $ 1,798,000   $ 2,127,000  $ 2,150,000
State                                   255,000       273,000      268,000
                                    ---------------------------------------
                                    $ 2,053,000   $ 2,400,000  $ 2,418,000
                                    =======================================

Current                             $ 2,201,000   $ 3,096,000  $ 2,591,000
Deferred expense (benefit)             (148,000)     (696,000)    (173,000)
                                    ---------------------------------------
                                    $ 2,053,000   $ 2,400,000  $ 2,418,000
                                    =======================================

Differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes for each of the three years in the period ended December 31, 1999, are as follows:

                                      1999          1998         1997
                                  ---------------------------------------

Income before income taxes        $ 9,066,001   $ 9,370,239  $ 8,910,197
                                  =======================================

Income tax at statutory rate      $ 3,082,440   $ 3,185,881  $ 3,029,466
Increase (reduction) resulting
  from:
  Tax-exempt interest income       (1,164,147)     (994,994)    (835,711)
  State income taxes, net of
   federal tax benefit                168,300       180,180      176,880
  Other                               (33,593)       28,933       47,365
                                  ---------------------------------------
                                  $ 2,053,000   $ 2,400,000  $ 2,418,000
                                  =======================================

At December 31, 1999, the Corporation had state net operating loss carryforwards of approximately $1,054,000. These carryforwards expire in years 2006 to 2013.

The components of the Corporation's net deferred income tax (liability) asset were as follows:

                                                     1999        1998
                                                 -------------------------
Deferred tax assets:
  Loan loss reserves                              $1,442,000  $1,420,000
  Excess servicing gains                              32,000      43,000
  State net operating loss carryforwards              55,000      53,000
  Excess tax depreciation                             20,000      16,000
  Other                                                8,000       1,000
                                                 -------------------------
                                                   1,557,000   1,533,000
                                                 -------------------------
Deferred tax liabilities:
  Safe harbor lease                                 (159,000)   (170,000)
  Deferred loan fees                                (124,000)   (272,000)
  Undistributed earnings of an unconsolidated       (528,000)   (491,000)
   subsidiary
  Other                                               (2,000)          -
                                                 -------------------------
                                                    (813,000)   (933,000)
Valuation allowance                                  (48,000)    (52,000)
                                                 -------------------------
Net deferred tax asset                           $   696,000 $   548,000
                                                 =========================

11. LEASES

The Corporation leases various banking facilities under operating lease agreements from companies held by an estate of a former director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $541,554 in 1999, $534,105 in 1998 and $521,712 in 1997.

Future minimum rentals, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1999:

      Year ending December 31:
        2000                                          $   319,463
        2001                                              281,990
        2002                                              225,096
        2003 and thereafter                               810,172
                                                      -------------
      Total minimum future rentals                     $1,636,721
                                                      =============

12. SHORT-TERM BORROWINGS

Assets collateralizing Reverse Repurchase Agreements consist of U.S. government and agency obligations held by the lender bank. At December 31, 1999, under existing arrangements, the Bank could borrow up to $32,800,000 under reverse repurchase agreements. There were no reverse repurchase agreements outstanding at December 31, 1999 or 1998.

At December 31, 1999, the Bank had the ability to borrow federal funds of up to $40,000,000 under a revolving line of credit agreement with lenders. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were no federal funds borrowings outstanding at December 31, 1999 or 1998. Other short-term borrowings represent treasury, tax and loan accounts due to the Federal Reserve Bank under a $6,000,000 line of credit. Such amounts are secured by a pledge of investment securities in the amount of $7,000,000 at December 31, 1999.

13. STOCKHOLDERS' EQUITY

Certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. As of December 31, 1999, retained earnings of the Bank in the amount of $14,041,520 were available for distribution to the Corporation as dividends without prior approval of regulatory agencies.

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

The Corporation's maximum credit exposure for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1999, was $48,965,000 and $4,888,000, respectively. All such arrangements expire in fiscal 2000.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The table excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The Corporation does not routinely measure the market value of financial instruments such as presented herein, because such measurements represent point-in-time estimates of value. It is not the intent of the Corporation to liquidate and therefore realize the difference between market value and carrying value and even if it were, there is no assurance that the estimated market values could be realized. Thus, the information presented is not relevant to predicting the Corporation's future earnings or cash flows.

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

OFF-BALANCE-SHEET INSTRUMENTS

Fair values for the Corporation's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of such instruments at December 31, 1999 and 1998, is not material.

DEPOSITS

The fair values for demand deposits (e.g., interest and noninterest checking, passbook savings and certain types of money market accounts) are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate fixed-term money market accounts and certificates of deposit and fixed-rate certificates of deposit scheduled to mature or reprice within the twelve-month period following the date of measurement approximates their fair value at the reporting date. Fair values for fixed-rate certificates of deposit scheduled to mature or reprice after twelve months from the date of measurement are estimated using a discounted cash flow analysis that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities of the time deposits. The carrying amount of accrued interest approximates its fair value.

SHORT-TERM BORROWINGS

The carrying amount of short-term borrowings and related accrued interest, approximates their fair values at the reporting date.

The carrying amounts and fair values of the Corporation's financial instruments consisted of the following at December 31, 1999 and 1998:

                                       1999                       1998
                              -----------------------   -----------------------
                                Carrying     Fair         Carrying     Fair
                                 Amount      Value         Amount      Value
                              -------------------------------------------------
                                               (In Thousands)

Cash and cash equivalents     $ 45,482      $ 45,482    $ 76,202      $ 76,202
                              =======================   =======================

Investment securities         $142,022      $139,238    $134,538      $136,420
                              =======================   =======================

Loans                         $318,899      $312,133    $277,184      $276,894
                              =======================   =======================
Deposits:
  Withdrawable on demand      $339,779      $339,779    $338,089      $338,089
  Certificates of deposit      119,691       119,798     111,446       112,116
                              -----------------------   -----------------------
                              $459,470      $459,577    $449,535      $450,205
                              =======================   =======================

Short-term borrowings         $  4,579      $  4,579    $    827      $    827
                              =======================   =======================

16. TRI CITY BANKSHARES CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS
                                                      December 31
                                                    1999           1998
                                               ----------------------------
Assets
Cash on deposit with subsidiary bank           $    417,624   $    372,502
Investment in subsidiary                         58,669,133     54,170,722
Investment in affiliated bank                     1,860,317      1,765,971
Bank premises and equipment                       1,966,246      1,979,348
Other net assets                                    211,513        229,317
                                               ----------------------------
Total assets                                   $ 63,124,833   $ 58,517,860
                                               ============================

Stockholders' equity
Common stock                                   $  2,538,232   $  2,520,205
Additional paid-in capital                       10,335,369      9,726,974
Retained earnings                                50,251,232     46,270,681
                                               ----------------------------
Total liabilities and stockholders' equity     $ 63,124,833   $ 58,517,860
                                               ============================

16. Tri City Bankshares Corporation (Parent Company Only) Financial Information (continued)

STATEMENTS OF INCOME
                                           Year ended December 31
                                        1999        1998        1997
                                    ------------------------------------
Income from subsidiary bank:
  Dividends                          $2,510,000  $2,085,000  $1,725,000
  Management fees                       499,800     571,800     526,800
  Rental income                         270,978     226,051     225,255
                                    ------------------------------------
                                      3,280,778   2,882,851   2,477,055

Other income                             84,934      81,346      70,555

Expenses -
  Administrative and general            933,468     965,897     920,359
                                    ------------------------------------

Income before income taxes and
  equity in undistributed net
  income of subsidiary and
  affiliated bank                     2,432,244   1,998,300   1,627,251
Income tax expense                       12,000      41,000      43,000
                                    ------------------------------------
Income before equity in
  undistributed net income of
  subsidiary and affiliated bank      2,420,244   1,957,300   1,584,251
Equity in undistributed net income
  of subsidiary and affiliated bank   4,592,757   5,012,939   4,907,948
                                    ------------------------------------
Net income                           $7,013,001  $6,970,239  $6,492,199
                                    ====================================

16. Tri City Bankshares Corporation (Parent Company Only) Financial Information (continued)


STATEMENTS OF CASH FLOWS
                                           Year ended December 31
                                        1999        1998        1997
                                    -------------------------------------
Operating activities
Net income                          $ 7,013,001 $ 6,970,239 $ 6,492,199
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Provision for depreciation           120,364     117,625     116,496
   Equity in undistributed net
     income of subsidiary and        (4,592,757) (5,012,939) (4,907,948)
     affiliated bank
   Other                                 17,804      41,623      48,950
                                    -------------------------------------
Net cash provided by operating        2,558,412   2,116,548   1,749,697
  activities

Investing activities
Net purchases of premises and          (107,262)    (37,057)    (43,758)
  equipment
                                    -------------------------------------
Net cash used in investing             (107,262)    (37,057)    (43,758)
  activities

Financing activities
Sale of common stock                    626,422     534,235     475,985
Cash dividends                       (3,032,450) (2,509,806) (2,118,973)
                                    -------------------------------------
Net cash used in financing           (2,406,028) (1,975,571) (1,642,988)
  activities
                                    -------------------------------------
Increase in cash                         45,122     103,920      62,951
Cash at beginning of year               372,502     268,582     205,631
                                    -------------------------------------
Cash at end of year                 $    417,624$    372,502$    268,582
                                    =====================================

17. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1999 and 1998:

                                       Three Months Ended
                          December 31   September 30    June 30       March 31
                        -------------------------------------------------------
                               (In Thousands, Except for Per Share Data)
1999
Interest income              $8,622        $8,686       $8,326        $8,154
Interest expense              2,843         2,822        2,662         2,636
Net interest income           5,780         5,864        5,664         5,518
Provision for loan                -           (75)         (75)          (75)
   losses
Other income                  1,850         1,686        1,803         1,610
Other expense                 5,128         5,210        5,133         5,012
Income before income          2,500         2,265        2,260         2,041
   taxes
Income tax expense              561           528          522           442
Net income                    1,939         1,737        1,738         1,599
Basic earnings per share       0.76          0.69         0.69          0.63

1998
Interest income              $8,559        $8,600       $8,329        $8,052
Interest expense              2,838         2,873        2,747         2,713
Net interest income           5,721         5,727        5,582         5,339
Provision for loan             (150)         (150)        (150)         (150)
   losses
Other income                  1,854         1,741        1,662         1,669
Other expense                 5,046         4,909        4,619         4,751
Income before income          2,379         2,409        2,475         2,107
   taxes
Income tax expense              609           621          659           511
Net income                    1,770         1,788        1,816         1,596
Basic earnings per share       0.70          0.71         0.72          0.64

                         Report of Independent Auditors


Board of Directors
Tri City Bankshares Corporation

We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                       /s/Ernst & Young LLP
February 18, 2000

                                    Form 10-K





Shareholders interested in obtaining a copy of the Corporation's Annual Report to the Securities and Exchange Commission as filed on Form 10-K may do so at no cost by writing to:


                             Office of the Secretary
                         Tri City Bankshares Corporation
                             6400 South 27th Street
                           Oak Creek, Wisconsin 53154