Form 10-K, Exhibit 13
period 2000-12-31
TRI CITY BANKSHARES CORP
filed 2001-04-02
CIK 313337

                                                                      EXHIBIT 13



















MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Tri City Bankshares Corporation
Year ended December 31, 2000

Dear Shareholders,

To paraphrase a recent article from Federal Reserve, the economic experience of 2000 was similar to riding in a car that slows from 90 miles per hour to 60 miles per hour. As the 5.2% growth rate of the first half of 2000 was reduced to 2.2% and 1.1% in the third and fourth quarters the question became, "How slow?" The Federal Reserve subsequently reduced the discount rate three times in the first quarter, a 1.5% reduction in all.

Despite slowing in the second half, the continued economic expansion during the year 2000 provided a robust setting for the continued growth and profitability of Tri City Bankshares. We all watched the stock market soar to unprecedented levels only to come crashing back to earth. As you know, we do not invest your money in the stock market. We prefer, instead, to invest dollars helping Milwaukee area residents buy homes, send their kids to college and buy a new car or two. We also appreciate the opportunity to lend to solid businesses that grow, provide jobs and promote the economic vitality of Southeastern Wisconsin. Both these strategies - providing exceptional service to consumers and businesses - helped Tri City report record growth in 2000.

As you will see in the accompanying financial statements, Tri City Bankshares earned a record $7.88 million in 2000, a 12.4% increase from 1999. A key reason for the growth in profitability was a 13.4% increase in loan volume. This increase of $42.9 million in loans to the community was the end result of both strategies successfully deployed. As we move forward into 2001, we expect to keep Tri City growing as it has for nearly four decades.

During the past year the Comptroller of the Currency approved the addition of another location. The new office at 2115 So. 10th Ave in South Milwaukee, WI brings our total to 32 locations throughout the Milwaukee area. Our Oak Creek roots give us excellent name recognition in this neighboring community and we believe the departure of a competing national bank from the downtown South Milwaukee area creates a great opportunity.

During the past year we also made the commitment to offer alternate, non-FDIC insured products to our customers. Tri City Investment Services began offering annuities, mutual funds and other packaged products in January 2001. In keeping with our passion for personal service, our broker-representatives can transact business with customers at any of our locations by appointment. While still in its infancy, we see Tri City Investment Services providing a strong alternative for our customers looking for other types of investments.

During the past year Tri City has also put a significant effort in the development of an Internet banking product. We have managed our Internet strategy with a careful eye on electronic bill presentment. We believe this aspect of e-commerce will drive businesses and consumers to utilize the Internet in significantly increasing numbers. While the main players in electronic bill presentment are still emerging, our web site is open and will be ready when billers make e-bills the preferred delivery method. Customers have already begun to use the newly opened Tri City National Bank web site (visit us at www.tcnb.com) to perform a wide array of banking activities online. Funds transfer, electronic bill pay, account inquiry, stop payments and check orders are gaining popularity as are loan applications and new account requests.

You can rest assured that our Internet strategy includes our brand of customer service. Unlike the Internet-only banks that offer no branch network to their customers, or some banks that direct users away from the branch, Tri City has given the customer service bankers in our lobbies Internet access and training to handle customer inquiries. Once again, Tri City will be a service leader, providing 24x7 online support through the Internet in most cases, but also giving Internet assistance in person for those times when a customer just wants to come in, sit down and talk to a banker.

We feel the future looks bright for Tri City. Earnings are strong for the first quarter and we have the new initiatives as discussed for 2001. Perhaps most important is this aspect: despite the slowing economy, our loan portfolio is as strong and problem-free as ever. The board of directors and management continue to apply our conservative lending and underwriting standards to protect and enhance your investment as we build toward the future.


Sincerely,



Henry Karbiner, Jr.
Chairman, President, CEO
TRI CITY BANKSHARES Corporation

                    Directors and Officers of the Corporation


DIRECTORS

Frank J. Bauer                   President of Frank Bauer Construction Company, Inc.

Sanford Fedderly                 Retired Registered Pharmacist

William Gravitter                President of Hy-View Mobile Home Court, Inc.

Henry Karbiner, Jr.              Chairman of the Board, President and Chief Executive Officer
                                 of the Corporation ; Chairman of the Board and Chief
                                 Executive Officer of Tri City National Bank; Director of
                                 Roundy's, Inc.

William L. Komisar               Partner, Komisar Brady & Co., LLP, CPA

Christ Krantz                    Vice President of K.R.K., Inc. (corporation owning Ramada -
                                 Airport Motel, Milwaukee) and partner in Veterans Linen
                                 Supply Company

Rudie L. Lauterbach              Accountant, Elm Grove, Wisconsin

William P. McGovern              Attorney-at-Law, Milwaukee, Wisconsin

Robert W. Orth                   Executive Vice President of Tri City National Bank, and Senior
                                 Vice President of the Corporation

Ronald K. Puetz                  Executive Vice President of the Corporation; President and
                                 Chief Operating Officer of Tri City National Bank

John M. Rupcich                  Vice President - Real Estate of the Corporation; Independent
                                 Investor; Retired President of N.D.C., Inc.; Retired
                                 Executive Vice President and Director of Mega Marts, Inc.;
                                 Director of N.D.C., LLC

Agatha T. Ulrich                 Chairman and Director of N.D.C., LLC, President and Director of
                                 the David A. and Agatha T. Ulrich Foundation, Inc.

David A. Ulrich, Jr.             Independent Investor; Retired Vice President and Director of
                                 Mega Marts, Inc.; Retired Vice President and Director of
                                 N.D.C., Inc.;  Director of the David A. and Agatha T.
                                 Ulrich Foundation, Inc.

William J. Werry                 Retired Unit President of Tri City National Bank

Scott A. Wilson                  Senior Vice President, Secretary of the Corporation;
                                 Executive Vice President, Secretary of Tri City National Bank


OFFICERS

Henry Karbiner, Jr.              Chairman of the Board, President and Chief Executive Officer

Ronald K. Puetz                  Executive Vice President

Robert W. Orth                   Senior Vice President

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

George E. Mikolajczak            Vice President - Human Resources

Gary J. Hafemann                 Assistant Vice President and Auditor

                         Tri City Bankshares Corporation

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations



The following discussion contains certain "forward-looking statements," including statements concerning objectives and future events of performance, and other statements which are other than historical fact. Factors which may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities: (i) lower than anticipated loan and deposit growth due to a variety of factors, including changes in the interest rate environment and an increase in competitive pressures in the banking and financial services industry; (ii) insufficient reserves for loan losses; (iii) poorer than expected general economic conditions; (iv) legislation or regulatory changes which adversely affect the banking industry; and (v) other unanticipated occurrences.


FINANCIAL CONDITION


Assets of the Corporation increased $33.9 million (6.4%)in 2000 compared to an increase of $18.9 million (3.7%) in 1999. The economy continued to grow at a more moderate pace and was plagued by the instability in the investment sector. Consumer confidence, however, remained a positive factor in the Corporation's increase in both asset growth and income.


Cash and cash equivalents decreased $272,000 (0.6%) during 2000 compared to a decrease of $30.7 million (40.3%) during 1999. The 1999 decrease is the result of strong loan demand with the planned transfer of cash into loan assets. The matching of funds from deposit growth, the bank's funding from customer repurchasing agreements, and the reduction of funds being invested in securities into loan assets flowed evenly. As a result, the Corporation had little need for federal funds sold, or cash equivalent investments. As a result of the bank's strong loan demand, management has not reinvested funds from maturing securities back into other investment instruments. Therefore, investment securities have decreased $7.7 million (5.4%) during 2000 compared to an increase of $7.5 million (5.6%) in 1999. The yield on new loans was more appealing and the bank's investment portfolio was sufficient to provide the bank with necessary liquidity.


Loan balances increased $42.9 million (13.4%) during 2000 compared to an increase of $41.7 million (15.0%) during 1999. Loan demand has continued to remain high despite predictions of a recession from some sectors of the economy. Strong consumer confidence continues to help the Corporation to grow at a steady pace. Management has worked hard to increase the production of new loans and has been competitive in their approach to attract new customers. Average loan balances increased $45.8 million in 2000 which indicates that the Corporation was able to maintain its existing loan portfolio as well as attract new customers.

The allowance for loan losses of $4,521,465 increased $181,100 (4.2%) during the year 2000 compared to an increase of $95,600 (2.2%) during 1999. The provision for loan losses increased to $300,000 in 2000, as compared to $225,000 in 1999. Although loan balances increased 13.4% in 2000, losses charged against the allowance for loan losses continued to be less than those experienced by banks our size, and the allowance is considered to be adequate. Management continues to monitor the loan portfolio and tries to maintain a quality base for future growth. By maintaining a low level of problem loans as well as charged off loans, the Corporation has been able to enhance earnings through the reduction of expenses associated with loan losses and collection of non-performing loans. Loans in a non-accrual status as of December 31 were $214,000 and $595,000 in 2000 and 1999, respectively.

During 2000 total deposits increased $10.7 million (2.3%) compared to an increase of $9.9 million (2.2%) in 1999. Management has placed high importance on deposit growth, and continues in their efforts to attract new deposits to the Corporation. The Corporation continues to offer competitive rates as well as several convenient locations with attractive hours to potential and existing customers.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

Liquidity is defined as the Corporation's ability to generate adequate amounts of cash to pay obligations as they mature, to maintain lending capacity, and to provide for planned growth while maximizing the bank's return on its investments. Monitoring the correlation between interest earning assets and interest bearing liabilities is one means of accomplishing this task. Fluctuations in interest rates can be the main cause for the flow of funds either into or out of a financial institution. As interest rates rise, depositors attempt to maximize yields on investments without sacrificing liquidity and thus deposits may increase while loans decline. A decrease in rates will stimulate the demand for loans, while discouraging deposit growth. Management has been diligent in growing its core deposit base and maintaining a low borrowing position for the Corporation so that as these fluctuations occur, the Corporation can respond more readily.

The banking subsidiary of the Corporation has the ability to borrow up to $45.0 million through prearranged federal funds facilities, and an additional $17.0 million under reverse repurchase agreements, through its correspondent banks. In addition to its correspondent facilities, the subsidiary also has a $43.8 million credit facility through the Federal Reserve Bank of Chicago. These arrangements are further discussed in Note 12 of the consolidated financial statements.

Federal law restricts extensions of credit by a bank to its parent bank holding company and, with certain exceptions, to other affiliates and the amount of dividends the Corporation's subsidiary may pay to the parent bank holding company. Note 13 to the consolidated financial statements discuss the application of these limitations to the Corporation and its subsidiary bank.

In addition to the repayment of loans, scheduled maturities of marketable investment securities are significant sources of liquidity. Securities maturing in one year or less amounted to $11.9 million at December 31, 2000, representing 8.9% of total investment securities. The Corporation has not, in the past, relied on sales of investment securities to meet its liquidity needs, and management does not intend to do so in the future.

CAPITAL RESOURCES

During the first quarter of 2000 the Corporation completed its acquisition of a building site in the Southeastern corner of Milwaukee County. The site was the location of a competitor who chose to combine two facilities into a single location in another community. With good name recognition and a reasonable market penetration already in the area, management saw an opportunity. A new facility is under construction and will be completed and in operation during the second quarter of 2001. The cost of this construction is expected to be about $1.2 million and will be funded internally.

The Corporation is also in the process of remodeling its subsidiary branch location in West Allis, Wisconsin. The cost of this project is estimated at $300,000 and will be funded internally. This remodeling should be completed sometime during the first quarter of 2001.

During 2000 Tri City National Bank also committed to the development and deployment of an internet banking product. Vendors are researched and contracted for website design and hosting, and for on-line banking services. The project began in the third quarter of 2000. Project costs to date are $150,000 and will be funded internally. The development of both the website and the on-line banking module will be completed by the second quarter of 2001 and made available to customers at that time. There are no other major projects currently underway.

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

The Corporation continues to exceed the minimum capital ratios. It is the Corporation's policy to avoid those categories of assets classified by the capital requirements as having higher credit risk, and to avoid highly leveraged or foreign loans. The Corporation's banking subsidiary believes it will continue to exceed the "risk-based" capital requirements and continue to meet regulatory definitions of "well capitalized."

RESULTS OF OPERATIONS

                              2000 COMPARED TO 1999

During 2000 net income for the Corporation increased $867,000 (12.4%) compared to an increase of $43,000 (0.6%) in 1999. Management has been able to attract new clientele through various marketing promotions and by maintaining the banking subsidiary's competitive pricing structure.

Interest income and fees on loans increased $4.7 million (18.1%) in 2000 compared to an increase of $318,000 (1.2%) in 1999. Average loans outstanding increased by $45.8 million in 2000 and generated a yield which was approximately 24 basis points higher than in 1999. This was the primary source of increase in net income for the Corporation. Management's review standards for all loans have enabled the Corporation to experience continued low nonperforming loan ratios and charge-off's during the past several years.

Investment securities' interest income has decreased $595,700 (7.8%) in 2000 compared to an increase of $549,900 (7.7%) during 1999. Management has not been replacing called or matured investment securities because its strong loan demand has required the use of these funds. The investment securities, which are currently available, do not offer yields which could compete with the yields attained on loans. Management reviews both the investment securities portfolio as well as the loan portfolio and tries to maintain a workable balance in both for liquidity and yield.

Other income increased $572,700 in 2000 primarily due the gain realized on the sale of the Corporation's investment in the First National Bank of Eagle River, Eagle River Wisconsin. Other expenses decreased $364,400 (12.6%) in 2000 compared to an increase of $1.2 million (6.0%) in 1999.

Interest expense on deposits and short-term borrowings increased $2.7 million (24.4%) during 2000 compared to a decrease of $208,000 (1.9%) during 1999. The Corporation entered into several short term funding agreements at the end of the first quarter of 2000. These agreements provided the Corporation a lower cost of borrowed funds, and an opportunity to improve earnings through short term investing of these funds. The yield on time and saving deposits averaged about 3.63% during 2000 compared to a 3.38% yield during 1999.

Occupancy and equipment expenses increased only slightly during 2000 since there were no major projects underway during the year. The new facility in South Milwaukee, Wisconsin is not expected to add any major expense during 2001. The effective tax rate for the Corporation was 26.8% and 22.6% in 2000 and 1999 respectively.

                              1999 COMPARED TO 1998

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

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature. Therefore, the effects of inflation on financial institutions differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. The growth of total assets in the banking industry caused by inflation results in the need to increase equity capital in order to maintain an appropriate equity-to-assets ratio. The Corporation's management recognizes the need to both control asset growth and maintain a reasonable dividend policy in order to promote the adequate internal growth of capital and provide an appropriate dividend yield to its shareholders. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Management believes the most significant impact on inflation and changing prices on financial results is the Corporation's ability to react to changes in interest rates. Management attempts to maintain a reasonably balanced position between interest-rate sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

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

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2000 and 1999.

                         Tri City Bankshares Corporation

                     Quantitative Disclosures of Market Risk


                                December 31, 2000
                                 (In Thousands)


                                                                  PRINCIPAL AMOUNT MATURING IN                            FAIR VALUE
                                       ---------------------------------------------------------------------------------------------
                                          2001        2002        2003        2004        2005     THEREAFTER    TOTAL      12/31/00
                                          ----        ----        ----        ----        ----     ----------    -----      --------
Rate-sensitive assets:
  Fixed interest rate loans            $ 97,638     $71,431     $89,985     $21,241     $11,709     $ 8,303    $300,307    $295,655
     Average interest rate                8.43%       8.22%       8.52%       7.85%       8.14%       8.04%       8.34%
  Variable interest rate
     loans                             $ 28,276      $7,186     $ 3,738     $ 2,433     $ 4,623     $15,209    $ 61,464    $ 60,512
     Average interest rate                9.32%       9.62%       6.62%       9.30%       9.32%       8.10%       9.07%
  Fixed interest rate securities       $ 11,939     $21,220     $27,805     $31,080     $23,475     $18,768    $134,287    $134,173
     Average interest rate                4.61%       4.90%       5.21%       5.33%       5.66%       4.68%       5.14%
  Other interest bearing
     assets                            $  1,336                                                                  $1,336    $  1,336
     Average interest rate                6.26%                                                                   6.26%

Rate-sensitive liabilities:
  Savings and interest-bearing
       checking                        $193,072                                                                $193,072    $193,072
     Average interest rate                2.91%                                                                   2.91%
  Time deposits                        $ 94,927     $27,550     $ 6,158     $ 2,026     $ 9,884     $     0    $140,546    $140,756
     Average interest rate                5.67%       6.38%       5.80%       5.25%       6.23%       0.00%       5.85%
  Variable interest rate
       borrowings                      $ 22,020                                                                $ 22,020    $ 22,020
     Average interest rate                6.08%                                                                   6.08%


                         Tri City Bankshares Corporation

                     Quantitative Disclosures of Market Risk


                                December 31, 1999
                                 (In Thousands)


                                                                PRINCIPAL AMOUNT MATURING IN                             FAIR VALUE
                                     ----------------------------------------------------------------------------------------------
                                        2000        2001        2002        2003        2004     THEREAFTER    TOTAL     12/31/99
                                        ----        ----        ----        ----        ----     ----------    -----     ----------
Rate-sensitive assets:
  Fixed interest rate loans          $ 85,681     $64,887     $65,515     $30,845     $19,071     $10,097    $276,096    $270,271
     Average interest rate              8.25%       8.15%       7.97%       7.60%       7.59%       7.44%       8.01%
  Variable interest rate
     loans                           $ 21,365     $ 3,921     $ 2,355     $   733     $ 2,095     $12,334    $ 42,803    $ 41,090
     Average interest rate              8.65%       8.53%       8.65%       8.46%       8.53%       7.99%       8.44%
  Fixed interest rate securities     $  6,731     $13,209     $21,455     $27,234     $31,095     $42,298    $142,022    $139,238
     Average interest rate              5.57%       4.55%       4.91%       5.20%       5.33%       5.23%       5.15%
  Other interest bearing
     assets                          $  2,700                                                                $  2,700    $  2,700
     Average interest rate              4.67%                                                                   4.67%

Rate-sensitive liabilities:
  Savings and interest-bearing
       checking                      $211,699                                                                $211,699    $211,699
     Average interest rate              2.39%                                                                   2.39%
  Time deposits                      $ 88,638     $17,558     $ 4,294     $ 5,016     $ 4,185     $    --    $119,691    $119,798
     Average interest rate              5.07%       5.25%       5.81%       5.77%       5.17%       0.00%       5.16%
  Variable interest rate
       borrowings                    $  4,579                                                                $  4,579    $  4,579
     Average interest rate              5.05%                                                                   5.05%


                         Tri City Bankshares Corporation

                             Selected Financial Data

                                        2000          1999          1998          1997          1996         1995            1994
                                        ----          ----          ----          ----          ----         ----            ----
Total interest income               $38,564,214   $33,788,288   $33,540,240   $32,109,169   $30,114,579   $27,724,625   $24,503,080
Total interest expense               13,640,563    10,962,687    11,170,653    10,657,307    10,645,630     9,468,149     6,859,209
Net interest income                  24,923,651    22,825,601    22,369,587    21,451,862    19,468,949    18,256,476    17,643,871
Provision for loan losses               300,000       225,000       600,000       600,000       300,000       248,139       375,000
Net interest income after
   provision for loan losses         24,623,651    22,600,601    21,769,587    20,851,862    19,168,949    18,008,337    17,268,871
Income before income taxes           10,769,069     9,066,001     9,370,239     8,910,197     7,761,293     7,509,719     6,769,767
Net income                            7,880,069     7,013,001     6,970,239     6,492,197     5,807,293     5,350,578     4,876,814

Net income per share                       3.08          2.77          2.77          2.60          2.34          2.17          2.04
Cash dividends declared per share          1.40          1.20          1.00           .85           .70           .50           .40

Average daily balances:                                                   (In Thousands)

   Total assets                     $   546,183   $   507,232   $   465,437   $   436,204   $   410,975   $   371,795   $   340,502
   Total net loans                      339,243       293,541       269,773       257,907       237,524       220,969       197,540
   Total investment securities          136,523       150,943       126,641       120,792       115,810       105,758        96,810
   Total deposits                       440,620       435,046       404,305       376,093       358,296       324,469       294,568
   Total stockholders' equity            65,427        60,144        55,122        50,266        45,677        41,532        36,051

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

                                                            2000                      1999
                                                            ----                      ----
                                                      High          Low         High          Low
                                                      ----          ---         ----          ---
Price range:
   First quarter                                     $ 38.05      $ 37.25       $34.30       $33.75
   Second quarter                                      39.00        38.35        35.10        34.55
   Third quarter                                       39.95        39.30        36.05        35.45
   Fourth quarter                                      40.90        40.25        36.95        36.35

As of December 31, 2000, the number of holders of record of the Corporation's common stock was 746.

The Corporation declared four quarterly cash dividends in 2000 in the amount of $0.35 per share. These dividends were declared on January 7, April 12, July 12 and October 11, payable on January 18, April 19, July 20 and October 19, respectively. Quarterly dividends of $0.30 per share were declared during each of the four quarters of 1999.

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

                         Report of Independent Auditors


Board of Directors
Tri City Bankshares Corporation

We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                  Ernst & Young LLP

February 16, 2001
Milwaukee, Wisconsin

                         TRI CITY BANKSHARES CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31
                                                            2000             1999
                                                        -------------    -------------
ASSETS
Cash and due from banks                                 $  43,873,802    $  42,781,918
Federal funds sold                                          1,335,776        2,700,000
                                                        -------------    -------------
Cash and cash equivalents                                  45,209,578       45,481,918
Investment securities held to maturity (fair value of
   $134,164,593--2000 and $139,237,806--1999)             134,287,069      142,022,068

Loans                                                     361,771,147      318,899,435
Less allowance for loan losses                             (4,521,465)      (4,340,357)
                                                        -------------    -------------
Net loans                                                 357,249,682      314,559,078
Premises and equipment                                     21,593,336       20,824,179
Other assets                                                4,735,268        6,303,572
                                                        -------------    -------------
                                                        $ 563,074,933    $ 529,190,815
                                                        =============    =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Non-interest-bearing                                 $ 136,522,645    $ 128,079,686
   Interest-bearing - over $100,000                        44,214,855       26,092,149
   Interest-bearing - other                               289,403,636      305,298,102
                                                        -------------    -------------
Total deposits                                            470,141,136      459,469,937
Reserve repurchase agreements                              19,787,032               --
Short-term borrowings                                       2,233,059        4,579,060
Other liabilities                                           2,017,264        2,016,985
                                                        -------------    -------------
Total liabilities                                         494,178,491      466,065,982
Stockholders' equity:
   Common stock, $1 par value:
     Authorized - 5,000,000 shares
     Issued and outstanding (2000--2,575,797 shares;
       1999--2,538,232 shares)                              2,575,797        2,538,232
   Additional paid-in capital                              11,757,507       10,335,369
   Retained earnings                                       54,563,138       50,251,232
                                                        -------------    -------------
Total stockholders' equity                                 68,896,442       63,124,833
                                                        -------------    -------------
                                                        $ 563,074,933    $ 529,190,815
                                                        =============    =============


See accompanying notes.

                         TRI CITY BANKSHARES CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME

                                                               YEAR ENDED DECEMBER 31
                                                          2000          1999          1998
                                                      -----------   -----------   -----------
Interest income:
   Loans, including fees                              $30,591,678   $25,911,622   $25,593,267
   Investment securities:
     Taxable                                            3,480,675     3,891,009     3,855,225
     Exempt from federal income tax                     3,596,888     3,782,237     3,268,120
   Federal funds sold                                     894,973       203,420       823,628
                                                      -----------   -----------   -----------
Total interest income                                  38,564,214    33,788,288    33,540,240

Interest expense:
   Deposits                                            11,383,039    10,503,566    10,987,242
   Short-term borrowings                                2,257,524       459,121       183,411
                                                      -----------   -----------   -----------
Total interest expense                                 13,640,563    10,962,687    11,170,653
                                                      -----------   -----------   -----------

Net interest income                                    24,923,651    22,825,601    22,369,587
Provision for loan losses                                 300,000       225,000       600,000
                                                      -----------   -----------   -----------
Net interest income after provision for loan losses    24,623,651    22,600,601    21,769,587

Other income:
   Service charges                                      2,925,366     3,301,439     3,440,023
   Rental income                                        1,006,234       971,584       958,866
   Gain on sale of loans                                   17,578        35,451        98,719
   Other                                                3,213,046     2,640,375     2,428,912
                                                      -----------   -----------   -----------
Total other income                                      7,162,224     6,948,849     6,926,520

Other expenses:
   Salaries and employee benefits                      11,669,021    10,818,947    10,751,993
   Occupancy                                            2,916,829     2,897,760     2,483,067
   Equipment                                            1,445,745     1,353,479     1,390,623
   Data processing                                      1,140,979     1,079,788       648,559
   Advertising and promotional                            550,357       621,221       430,338
   Regulatory agency assessments                          206,487       161,081       150,268
   Office supplies                                        568,658       666,126       609,380
   Other                                                2,518,730     2,885,047     2,861,640
                                                      -----------   -----------   -----------
Total other expenses                                   21,016,806    20,483,449    19,325,868
                                                      -----------   -----------   -----------

Income before income taxes                             10,769,069     9,066,001     9,370,239
Income taxes                                            2,889,000     2,053,000     2,400,000
                                                      -----------   -----------   -----------
Net income                                            $ 7,880,069   $ 7,013,001   $ 6,970,239
                                                      ===========   ===========   ===========

Net income per share                                  $      3.08   $      2.77   $      2.77
                                                      ===========   ===========   ===========

Average shares outstanding                              2,556,178     2,530,520     2,513,003
                                                      ===========   ===========   ===========

See accompanying notes.

                         TRI CITY BANKSHARES CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       Accumulated
                                                                                          Other
                                           Common       Additional       Retained     Comprehensive
                                            Stock     Paid-In Capital    Earnings        Income           Total
                                            -----     ---------------    --------        ------           -----
Balances at January 1, 1998            $  2,503,118    $  9,209,826    $ 41,810,248    $    (25,511)   $ 53,497,681
   Net income                                    --              --       6,970,239              --       6,970,239
   Change in net unrealized loss on
     investment securities
     available-for-sale (net of tax)             --              --              --          25,511          25,511
                                                                                                       ------------
   Comprehensive income                                                                                   6,995,750
                                                                                                       ------------
   Cash dividends declared--$1.00
     per share                                   --              --      (2,509,806)             --      (2,509,806)
   Common stock issued under
     dividend reinvestment
     plan--17,103 shares                     17,103         517,642              --              --         534,745
   Common stock fractional shares
     redeemed                                   (16)           (494)             --              --            (510)
                                       ------------    ------------    ------------    ------------    ------------
Balances at December 31, 1998             2,520,205       9,726,974      46,270,681              --      58,517,860
   Net income                                    --              --       7,013,001              --       7,013,001
   Cash dividends declared--$1.20
     per share                                   --              --      (3,032,450)             --      (3,032,450)
   Common stock issued under
     dividend reinvestment
     plan--18,039 shares                     18,039         608,790              --              --         626,829
   Common stock fractional shares
     redeemed                                   (12)           (395)             --              --            (407)
                                       ------------    ------------    ------------    ------------    ------------
Balances at December 31, 1999             2,538,232      10,335,369      50,251,232              --      63,124,833
   Net income                                    --              --       7,880,069              --       7,880,069
   Cash dividends declared--$1.40
     per share                                   --              --      (3,568,163)             --      (3,568,163)
   Common stock issued under
     dividend reinvestment
     plan--37,595 shares                     37,595       1,423,271              --              --       1,460,866
   Common stock fractional shares
     redeemed                                   (30)         (1,133)             --              --          (1,163)
                                       ------------    ------------    ------------    ------------    ------------
Balances at December 31, 2000          $  2,575,797    $ 11,757,507    $54,563,138     $         --    $ 68,896,442
                                       ============    ============    ===========     ============    ============


See accompanying notes.

                         TRI CITY BANKSHARES CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              YEAR ENDED DECEMBER 31
                                                       2000            1999            1998
                                                   ------------    ------------    ------------

OPERATING ACTIVITIES
Net income                                         $  7,880,069    $  7,013,001    $  6,970,239
Adjustments to reconcile net income to net cash
   provided by operating activities:
       Proceeds from sale of loans held for sale      5,010,060      13,812,028      27,184,355
     Origination of loans held for sale              (5,010,060)    (13,812,028)    (27,184,355)
     Provision for loan losses                          300,000         225,000         600,000
     Depreciation on premises and equipment           1,836,314       1,957,472       1,703,716
     Amortization of premiums and accretion of
       discounts on investment securities               220,488         215,260         (87,426)
     Undistributed earnings of affiliate                     --         (94,346)       (107,708)
     Decrease (increase) in interest receivable        (298,366)         (7,633)       (168,846)
     Increase (decrease) in interest payable            389,003            (329)         37,994
     Other                                           (1,165,124)      1,152,519         (53,650)
                                                   ------------    ------------    ------------
Net cash provided by operating activities             9,162,384      10,460,944       8,894,319

INVESTING ACTIVITIES
Proceeds from repayment, calls and maturities of
   investments available for sale                            --              --       3,000,000
Proceeds from repayment, calls and maturities of
   investment securities held to maturity             8,514,506      25,312,273      43,663,386
Purchases of investment securities held to
   maturity                                          (1,000,000)    (33,011,638)    (54,714,850)
Net increase in loans                               (43,018,594)    (41,844,459)     (9,640,727)
Net purchases of premises and equipment              (2,605,471)     (2,917,061)     (3,441,381)
Proceeds from sale of unconsolidated subsidiary       2,671,064              --              --
                                                   ------------    ------------    ------------
Net cash used by investing activities               (35,438,495)    (52,460,885)    (21,133,572)

FINANCING ACTIVITIES
Sale of common stock                                  1,459,703         626,422         534,235
Net increase in deposits                             10,671,200       9,934,535      50,592,032
Net increase (decrease) in short-term borrowings     17,441,031       3,751,705      (4,883,449)
Cash dividends                                       (3,568,163)     (3,032,450)     (2,509,806)
                                                   ------------    ------------    ------------
Net cash provided by financing activities            26,003,771      11,280,212      43,733,012
                                                   ------------    ------------    ------------

Increase (decrease) in cash and cash equivalents       (272,340)    (30,719,729)     31,493,759
Cash and cash equivalents at beginning of year       45,481,918      76,201,647      44,707,888
                                                   ------------    ------------    ------------
Cash and cash equivalents at end of year           $ 45,209,578    $ 45,481,918    $ 76,201,647
                                                   ============    ============    ============

Supplementary information:
   Interest paid                                   $ 13,251,560    $ 10,964,981    $ 11,144,358
   Income taxes paid                                  2,685,000       1,395,000       2,445,000

See accompanying notes.

                         TRI CITY BANKSHARES CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


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

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiary. All significant intercompany balances and transactions have been eliminated. The Corporation's investment in an unconsolidated affiliated bank (see Note 4) is recorded using the equity method of accounting prior to its sale in 2000.

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

                         TRI CITY BANKSHARES CORPORATION

1. ACCOUNTING POLICIES (CONTINUED)

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

                         TRI CITY BANKSHARES CORPORATION

1. ACCOUNTING POLICIES (CONTINUED)

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

ADVERTISING COSTS

All advertising costs incurred by the Corporation are expensed in the period in which they are incurred.

INCOME TAXES

The Corporation and its subsidiary file a consolidated federal income tax return. The subsidiary provides for income taxes on a separate-return basis and remits to the Corporation amounts determined to be currently payable.

                         TRI CITY BANKSHARES CORPORATION

1. ACCOUNTING POLICIES (CONTINUED)

The Corporation accounts for income taxes using the liability method. Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law and the Corporation's tax status.

PER SHARE DATA

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during each year. The Company has no potentially dilutive securities outstanding during the three years ended December 31, 2000.

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

PENDING ACCOUNTING CHANGES

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended), provides a comprehensive and consistent standard for the recognition of derivatives and hedging activities. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. However, special accounting is provided for certain derivatives that meet the definition of hedges. Changes in the fair value of derivatives that do not meet the definition of hedges are required to be reported in earnings in the period of change. The Company does not use derivative financial instruments such as futures, swaps, caps floors, options or interest or principal-only strips of similar instruments. Therefore, SFAS
No. 133 is not expected to have a significant impact on the Company. The Company will implement this statement on January 1, 2001.

                         TRI CITY BANKSHARES CORPORATION

1. ACCOUNTING POLICIES (CONTINUED)

Additionally, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in September 2000. This Statement replaces SFAS No. 125 on the same topic and requires few changes in accounting principle for mortgage banking activities, such as that of the Company. Because mortgage servicing assets of this Company are not significant, this statement is not expected to noticeably impact the Company.

2. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The subsidiary bank is required to maintain non-interest-earning reserve balances with the Federal Reserve Bank or in vault cash. The amount of the reserve requirement as of December 31, 2000, was approximately $10,790,000.

3. INVESTMENT SECURITIES

The amortized cost and fair values of investments in debt securities were as follows:

                                                              Gross         Gross
                                             Amortized      Unrealized     Unrealized        Fair
                                               Cost           Gains         Losses          Value
                                           ------------   ------------   ------------   ------------
At December 31, 2000:
   Held-to-maturity:
     U.S. Treasury securities and
       obligations of U.S. government
       agencies                            $ 53,954,624   $     31,633   $    393,149   $ 53,593,108
     Obligations of states and political
       subdivisions                          80,332,445        510,180        271,141     80,571,485
                                           ------------   ------------   ------------   ------------
                                           $134,287,069   $    541,813   $    664,290   $134,164,593
                                           ============   ============   ============   ============
At December 31, 1999:
   Held-to-maturity:
     U.S. Treasury securities and
       obligations of U.S. government
       agencies                            $ 56,445,675   $      8,380   $  1,788,910   $ 54,665,145
     Obligations of states and political
       subdivisions                          85,576,393        175,716      1,179,448     84,572,661
                                           ------------   ------------   ------------   ------------
                                           $142,022,068   $    184,096   $  2,968,358   $139,237,806
                                           ============   ============   ============   ============


                         TRI CITY BANKSHARES CORPORATION

3. INVESTMENT SECURITIES (CONTINUED)

The amortized cost and fair value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Amortized             Fair
                                                    Cost               Value
                                              ------------          ------------
Due in one year or less                       $ 11,939,371          $ 11,937,588
Due after one year through five years          103,579,956           103,478,866
Due after five years through ten years          18,767,742            18,748,139
                                              ------------          ------------
                                              $134,287,069          $134,164,593
                                              ============          ============

There were no sales of securities in 2000, 1999 or 1998. At December 31, 2000, investment securities with a carrying value of $102,611,807 were pledged as collateral to secure public funds, customer deposits and various borrowing arrangements.

4. SALE OF INVESTMENT IN AFFILIATE BANK

In January of 2000, the Corporation sold its 23.54% ownership interest of First National Bank of Eagle River (FNER), which was accounted for using the equity method of accounting. Gain on sale of the investment of $810,748 in 2000 and equity in income of FNER's income of $0, $94,346 and $107,709 for 2000, 1999 and 1998, respectively are included in other income in the consolidated statements of income.

5. LOANS

Loan balances classified by type were as follows:

                                                           DECEMBER 31
                                                   2000                 1999
                                              ------------          ------------
Commercial                                    $ 38,012,000          $ 26,954,000
Real estate - construction                      19,733,000            16,503,000
Real estate - mortgage:
   Single family                               144,827,000           131,902,000
   Multi-family                                 10,347,000            10,971,000
   Nonresidential                              121,313,000           105,084,000
Installment                                     27,539,000            27,485,000
                                              ------------          ------------
                                              $361,771,000          $318,899,000
                                              ============          ============

                         TRI CITY BANKSHARES CORPORATION

5. LOANS

In the ordinary course of business, the Bank grants loans to related parties, which include certain directors and officers of the Corporation, and entities in which such persons are principal shareholders. These loans are made at terms which do not vary from terms that would have been obtained if the transactions had been with unrelated parties and do not involve more than normal risk of collectibility. Loans outstanding at December 31, 2000 and 1999, to such related parties approximated $1,408,000 and $1,512,000, respectively. During 2000 and 1999, $757,000 and $911,000 of new loans were made and repayments totaled $861,000 and $702,000, respectively.

6. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the three years in the period ended December 31, 2000, were as follows:

                                                             2000              1999              1998
                                                         ----------         ----------        ----------
Balance at beginning of year                             $4,340,357         $4,244,745        $3,500,050
Provision for loan losses                                   300,000            225,000           600,000
Loans charged off                                          (200,754)          (186,000)         (154,513)
Recoveries on loans charged off                              81,862             56,612           299,208
                                                         ----------         ----------        ----------
Balance at end of year                                   $4,521,465         $4,340,357        $4,244,745
                                                         ==========         ==========        ==========

Nonaccrual loans totaled approximately $214,000 and $595,000 at December 31, 2000 and 1999, respectively.

7. PREMISES AND EQUIPMENT

Premises and equipment were comprised of the following:

                                                                                  DECEMBER 31
                                                                              2000              1999
                                                                          ------------      ------------
Land                                                                      $  4,818,476      $  4,779,602
Buildings and leasehold improvements                                        22,229,601        20,735,023
Furniture and equipment                                                      8,970,778         8,404,936
                                                                          ------------      ------------
                                                                            36,018,855        33,919,561
Less accumulated depreciation                                              (14,425,519)      (13,095,382)
                                                                          -------------     -------------
                                                                          $ 21,593,336      $ 20,824,179
                                                                          ============      ============

                         TRI CITY BANKSHARES CORPORATION

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

Quantitative measures established by regulation to ensure capital adequacy require minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, those terms are defined in the regulations. Management believes, as of December 31, 2000, that both the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Office of the Comptroller of Currency categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios of 10%, 6% and 5%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

                         TRI CITY BANKSHARES CORPORATION

8. REGULATORY CAPITAL (CONTINUED)

The actual and required capital amounts and ratios were as follows:

                                                                                       For Capital
                                                           Actual                  Adequacy Purposes
                                                   --------------------          ----------------------
                                                   Amount         Ratio          Amount           Ratio
                                                   ------         -----          ------           -----
AS OF DECEMBER 31, 2000
Total Capital
  (to Risk-Weighted Assets):
        Consolidated                              $73,418,000    19.31%        $30,414,000        8.0%
        Tri City Bank                              69,362,000    18.27          30,379,000        8.0
Tier I Capital
  (to Risk-Weighted Assets):
        Consolidated                               68,896,000    18.12          15,207,000        4.0
        Tri City Bank                              64,841,000    17.08          15,190,000        4.0
Tier I Capital - Leverage ratio
  (to Average Assets):
        Consolidated                               68,896,000    12.64          21,807,000        4.0
        Tri City Bank                              64,841,000    11.90          21,790,000        4.0

AS OF DECEMBER 31, 1999
Total Capital
  (to Risk-Weighted Assets):
        Consolidated                              $67,457,000    19.47%        $27,724,000        8.00%
        Tri City Bank                              64,615,000    18.77          27,533,000        8.00
Tier I Capital
  (to Risk-Weighted Assets):
        Consolidated                               63,125,000    18.22          13,862,000        4.00
        Tri City Bank                              60,312,000    17.52          13,767,000        4.00
Tier I Capital - Leverage ratio
  (to Average Assets):
        Consolidated                               63,125,000    12.12          20,830,000        4.00
        Tri City Bank                              60,312,000    11.63          20,736,000        4.00

                         TRI CITY BANKSHARES CORPORATION

9. EMPLOYEE BENEFIT PLAN

The Corporation has a contributory defined-contribution 401(k) plan. This plan covers all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Corporation may make regular and matching contributions to the plan each year. In 2000, 1999 and 1998, the Corporation provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Corporation recorded expense of $263,096, $289,475 and $244,745 for 2000, 1999 and 1998, respectively.

10. INCOME TAXES

The significant components of income tax expense for each of the three years in the period ended December 31, 2000, were:

                                                              2000             1999              1998
                                                           ----------        ----------       ----------
Federal                                                    $2,505,000        $1,798,000       $2,127,000
State                                                         384,000           255,000          273,000
                                                           ----------        ----------       ----------
                                                           $2,889,000        $2,053,000       $2,400,000
                                                           ==========        ==========       ==========

   Current                                                 $3,258,000        $2,201,000       $3,096,000
Deferred expense (benefit)                                   (369,000)         (148,000)        (696,000)
                                                           ----------        ----------       ----------
                                                           $2,889,000        $2,053,000       $2,400,000
                                                           ==========        ==========       ==========



Differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes for each of the three years in the period ended December 31, 2000, were as follows:

                                                              2000             1999              1998
                                                          -----------       -----------      -----------
Income before income taxes                                $10,769,069       $ 9,066,001      $ 9,370,239
                                                          ===========       ===========      ===========

Income tax at statutory rate                               $3,661,483       $ 3,082,440       $3,185,881
Increase (reduction) resulting from:
   Tax-exempt interest income                              (1,084,714)       (1,164,147)        (994,994)
   State income taxes, net of federal tax benefit             253,440           168,300          180,180
   Other                                                       58,791           (33,593)          28,933
                                                          -----------       -----------      -----------
                                                          $ 2,889,000       $ 2,053,000      $ 2,400,000
                                                          ===========       ===========      ===========


                         TRI CITY BANKSHARES CORPORATION

10. INCOME TAXES (CONTINUED)

The components of the Corporation's net deferred income tax asset were as follows:

                                                                2000           1999
                                                            -----------    -----------
Deferred tax assets:
   Loan loss reserves                                       $ 1,576,000    $ 1,442,000
   Excess servicing gains                                        23,000         32,000
   State net operating loss carryforwards                            --         55,000
   Depreciation                                                      --         20,000
   Other                                                          5,000          8,000
                                                            -----------    -----------
                                                              1,604,000      1,557,000
                                                            -----------    -----------
Deferred tax liabilities:
   Depreciation                                                 (19,000)            --
   Safe harbor lease                                           (145,000)      (159,000)
   Deferred loan fees                                          (310,000)      (124,000)
   Undistributed earnings of an unconsolidated subsidiary            --       (528,000)
   Other                                                             --         (2,000)
                                                            -----------    -----------
                                                               (474,000)      (813,000)
Valuation allowance                                             (65,000)       (48,000)
                                                            -----------    -----------
Net deferred tax asset                                      $ 1,065,000    $   696,000
                                                            ===========    ===========

11. LEASES

The Corporation leases various banking facilities under operating lease agreements from companies held by an estate of a former director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $495,293 in 2000, $541,554 in 1999 and $534,105 in 1998.

                         TRI CITY BANKSHARES CORPORATION

11. LEASES (CONTINUED)

Future minimum rentals, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:

         Year ending December 31:
            2001                                              $   478,208
            2002                                                  442,135
            2003                                                  368,555
            2004 and thereafter                                 1,278,358
                                                              -----------
         Total minimum future rentals                         $ 2,567,256
                                                              ===========

12. SHORT-TERM BORROWINGS

The Bank has the ability to borrow federal funds of up to $45,000,000 under a revolving line-of-credit agreement with lenders. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were no federal funds borrowings outstanding at December 31, 2000 or 1999. In addition, the Bank may borrow under customer repurchase agreements. The Bank borrowed $19,787,032 under customer repurchase agreements at December 31, 2000. The Bank pledged U.S. government agencies and municipal obligations whose carrying value was $20,954,518 as collateral. There were no balances at December 31, 1999. Other short-term borrowings represent treasury, tax and loan accounts due to the Federal Reserve Bank under a $6,000,000 line of credit. Such amounts are secured by a pledge of investment securities in the amount of $6,967,227 at December 31, 2000. Treasury, Tax and Loan account balances were $2,233,059 and $4,579,060 at December 31, 2000 and 1999, respectively.

The Bank may borrow under a short-term secured credit facility with the Federal Reserve Bank of Chicago. This credit facility is secured by municipal obligations with a carrying value of $48,602,666. There were no amounts outstanding at December 31, 2000 or 1999. Assets collateralizing Reverse Repurchase Agreements consist of U.S. government and agency obligations held by the lender bank. Finally, at December 31, 2000, the Bank could borrow up to $17,000,000 under existing reverse repurchase agreements with another bank. There were no reverse repurchase agreements outstanding at December 31, 2000 or 1999.

                         TRI CITY BANKSHARES CORPORATION

13. STOCKHOLDERS' EQUITY

Certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. As of December 31, 2000, retained earnings of the Bank in the amount of $13,818,505 were available for distribution to the Corporation as dividends without prior approval of regulatory agencies.

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

The Corporation's maximum credit exposure for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 2000, was $40,565,000 and $1,113,000, respectively. All such arrangements expire in fiscal 2001.

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

                         TRI CITY BANKSHARES CORPORATION

15. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

LOANS RECEIVABLE

For variable-rate loans that reprice frequently (within the 12-month period following the date of measurement), and with no significant credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

                         TRI CITY BANKSHARES CORPORATION

15. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

OFF-BALANCE-SHEET INSTRUMENTS

Fair values for the Corporation's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of such instruments at December 31, 2000 and 1999, is not material.

DEPOSITS

The fair values for demand deposits (e.g., interest and noninterest checking, passbook savings and certain types of money market accounts) are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate fixed-term money market accounts and certificates of deposit and fixed-rate certificates of deposit scheduled to mature or reprice within the 12-month period following the date of measurement approximates their fair value at the reporting date. Fair values for fixed-rate certificates of deposit scheduled to mature or reprice after 12 months from the date of measurement are estimated using a discounted cash flow analysis that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities of the time deposits. The carrying amount of accrued interest approximates its fair value.

REVERSE REPURCHASE AGREEMENTS AND SHORT-TERM BORROWINGS

The carrying amount of reverse repurchase agreements and short-term borrowings and related accrued interest, approximates their fair values at the reporting date.

                         TRI CITY BANKSHARES CORPORATION

15. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and fair values of the Corporation's financial instruments consisted of the following at December 31, 2000 and 1999:

                                                 2000                                 1999
                                         -----------------------            --------------------------
                                          Carrying         Fair             Carrying            Fair
                                           Amount         Value              Amount             Value
                                         -----------------------            --------------------------
                                                                (In Thousands)
Cash and cash equivalents                $  45,210     $  45,210            $ 45,482          $ 45,482
                                         =========     =========            ========          ========

Investment securities                    $ 134,287     $ 134,165            $142,022          $139,238
                                         =========     =========            ========          ========

Loans                                    $ 361,771     $ 356,366            $318,899          $312,133
                                         =========     =========            ========          ========

Deposits:
   Withdrawable on demand                $ 329,595     $ 329,595            $339,779          $339,779
   Certificates of deposit               $ 140,546     $ 140,756            $119,691          $119,798
                                         ---------     ---------            --------          --------
                                         $ 470,141     $ 470,351            $459,470          $459,577
                                         =========     =========            ========          ========
Reverse repurchase agreements            $  19,787     $  19,787            $      -          $      -
Short-term borrowings                    $   2,233     $   2,233            $  4,579          $  4,579
                                         =========     =========            ========          ========

16. TRI CITY BANKSHARES CORPORATION (PARENT COMPANY ONLY)
    FINANCIAL INFORMATION

BALANCE SHEETS

                                                     DECEMBER 31
                                                 2000          1999
                                             -----------   -----------
ASSETS
Cash on deposit with subsidiary bank         $ 3,328,161   $   417,624
Investment in subsidiary                      63,254,445    58,669,133
Investment in affiliated bank                         --     1,860,317
Bank premises and equipment                    1,851,156     1,966,246
Other net assets                                 462,680       211,513
                                             -----------   -----------
Total assets                                 $68,896,442   $63,124,833
                                             ===========   ===========

STOCKHOLDERS' EQUITY
Common stock                                 $ 2,575,797   $ 2,538,232
Additional paid-in capital                    11,757,507    10,335,369
Retained earnings                             54,563,138    50,251,232
                                             -----------   -----------
Total liabilities and stockholders' equity   $68,896,442   $63,124,833
                                             ===========   ===========

                         TRI CITY BANKSHARES CORPORATION

16. TRI CITY BANKSHARES CORPORATION (PARENT COMPANY ONLY)
    FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF INCOME

                                                          YEAR ENDED DECEMBER 31
                                                      2000         1999         1998
                                                   ----------   ----------   ----------
Income from subsidiary bank:
   Dividends                                       $2,884,000   $2,510,000   $2,085,000
   Management fees                                    496,800      499,800      571,800
   Rental income                                      289,196      270,978      226,051
                                                   ----------   ----------   ----------
                                                    3,669,996    3,280,778    2,882,851

Other income                                          993,396       84,934       81,346

Expenses:
   Administrative and general                       1,003,637      933,468      965,897
                                                   ----------   ----------   ----------

Income before income taxes and equity in
   undistributed net income of subsidiary and
   affiliated bank                                  3,659,755    2,432,244    1,998,300
Income tax expense                                    365,000       12,000       41,000
                                                   ----------   ----------   ----------
Income before equity in undistributed net income
   of subsidiary and affiliated bank                3,294,755    2,420,244    1,957,300
Equity in undistributed net income of subsidiary
   and affiliated bank                              4,585,314    4,592,757    5,012,939
                                                   ----------   ----------   ----------
Net income                                         $7,880,069   $7,013,001   $6,970,239
                                                   ==========   ==========   ==========

                         TRI CITY BANKSHARES CORPORATION

16. TRI CITY BANKSHARES CORPORATION (PARENT COMPANY ONLY)
    FINANCIAL INFORMATION (CONTINUED)


STATEMENTS OF CASH FLOWS

                                                             YEAR ENDED DECEMBER 31
                                                      2000           1999           1998
                                                  -----------    -----------    -----------
OPERATING ACTIVITIES
Net income                                        $ 7,880,069    $ 7,013,001    $ 6,970,239
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for depreciation                       119,636        120,364        117,625
     Equity in undistributed net income of
       subsidiary and affiliated bank              (4,585,314)    (4,592,757)    (5,012,939)
     Other                                         (1,061,912)        17,804         41,623
                                                  -----------    -----------    -----------
Net cash provided by operating activities           2,352,479      2,558,412      2,116,548

INVESTING ACTIVITIES
Net purchases of premises and equipment                (4,546)      (107,262)       (37,057)
Proceeds from sale of unconsolidated subsidiary     2,671,064             --             --
                                                  -----------    -----------    -----------
Net cash used in investing activities               2,666,518       (107,262)       (37,057)

FINANCING ACTIVITIES
Sale of common stock                                1,459,703        626,422        534,235
Cash dividends                                     (3,568,163)    (3,032,450)    (2,509,806)
                                                  -----------    -----------    -----------
Net cash used in financing activities              (2,108,460)    (2,406,028)    (1,975,571)
                                                  -----------    -----------    -----------
Increase in cash                                    2,910,537         45,122        103,920
Cash at beginning of year                             417,624        372,502        268,582
                                                  -----------    -----------    -----------
Cash at end of year                               $ 3,328,161    $   417,624    $   372,502
                                                  ===========    ===========    ===========


                         TRI CITY BANKSHARES CORPORATION

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2000 and 1999:

                                                             THREE MONTHS ENDED
                                        DECEMBER 31       SEPTEMBER 30        JUNE 30          MARCH 31
                                        -----------       ------------        -------          --------
                                                 (In Thousands, Except for Per Share Data)
2000
Interest income                           $9,821           $10,000            $9,903           $8,840
Interest expense                           3,562             3,573             3,622            2,883
Net interest income                        6,259             6,427             6,281            5,957
Provision for loan losses                    (75)              (75)              (75)             (75)
Other income                               1,681             1,550             1,586            2,344
Other expense                              5,180             5,304             5,299            5,233
Income before income taxes                 2,684             2,598             2,493            2,993
Income tax expense                           717               684               652              836
Net income                                 1,968             1,914             1,841            2,157
Basic earnings per share                    0.77              0.75              0.72             0.85

1999
Interest income                           $8,622            $8,686            $8,326           $8,154
Interest expense                           2,843             2,822             2,662            2,636
Net interest income                        5,780             5,864             5,664            5,518
Provision for loan losses                      -               (75)              (75)             (75)
Other income                               1,850             1,686             1,803            1,610
Other expense                              5,128             5,210             5,133            5,012
Income before income taxes                 2,500             2,265             2,260            2,041
Income tax expense                           561               528               522              442
Net income                                 1,939             1,737             1,738            1,599
Basic earnings per share                    0.76              0.69              0.69             0.63

18. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that the outcome of these matters will not have a material adverse effect on the financial position or operations of the Company.

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