Form 10-K, Exhibit 13
period 2001-12-31
TRI CITY BANKSHARES CORP
filed 2002-03-29
CIK 313337

Dear Shareholders,

At a recent meeting of your board of directors there was a conversation about the current interest rate environment. Several of our founding directors recalled that since the fourth quarter of 2001 interest rates have been lower than they were when Tri City National Bank (originally Tri City State Bank) opened its doors for the first time on October 28, 1963. During the past four decades we have experienced vibrant economies, slow economies, several recessions, double digit inflation and the double digit interest rates which followed. Through those 38 years your bank has maintained a steady growth rate and consistent earnings.

We are pleased to report another year of continued growth and consistent earnings. As the accompanying financial statements show, Tri City Bankshares ended 2001 with an all time high $602.8 million in assets. Earnings of $7.6 million resulted in a 1.34% ROA (Return on Average Assets), well above our peer group as reported by the Federal Reserve Bank. December 31, 2001 capital was also an all time high of $74.9 million, primarily the result of retained earnings.

These results have occurred despite a number of challenges. The National Bureau of Economic Research made it official on November 26, 2001: The U.S. economy entered a recession in March 2001. The Federal Reserve Bank of Chicago recently reviewed the business sector, which has led this recession. The Fed noted that since peaking in September 2000, manufacturing output fell by 7.6% over the next 13 months. Our own experience as a commercial bank certainly validates the data. While your bank experienced record commercial loan growth in 2000, there was very little commercial activity after the first quarter of 2001. Operating income however, remains strong and the bank's business plan continues to produce results that we believe will enhance shareholder value.

With the business sector balky, management took advantage of the opportunity to deploy our lenders into another market, the home mortgage sector. Low rates drive this activity, and the historically low rates during the third and fourth quarter kept all of our loan officers very busy. We retain the servicing rights to these loans. Our customers are pleased to have their home loans handled locally and we are pleased to provide these new customers all the other services Tri City offers.

Expansion is always considered as we grow Tri City National Bank. On May 30, 2001 we were proud to have the mayor of South Milwaukee cut the ribbon to open our newest full service location at 2115 South 10th Avenue. Our Oak Creek roots give us excellent name recognition in this new market and based on the early activity, residents and new customers are happy to have Tri City National Bank in town. Speaking of our customers, one e-mailed recently to compliment a bank employee. He closed by saying how pleased he was with our evening hours and seven-day a week convenience. Management and your board of directors agree with his assessment. We have recently submitted an application to the Comptroller of the Currency for permission to open an in-store bank office in the new Pick'n Save being built at 10202 W. Silver Spring Drive in Milwaukee. This will bring to thirty-three the total Tri City National Bank locations with sixteen offering 7-DAY convenience until 8 PM.

New products are also a means to attract new depositors and grow the company. During the second quarter of 2001, business internet banking was added to the Tri City website. A full featured on-line product, this offering allows businesses convenience and cost savings. During the third quarter of 2001, check-imaging technology was put into production at our operations center. This process, which captures a digital "picture" of the checks we handle, makes record retention and research much more efficient. Just as important, the process will allow us to offer a new product option to our depositors, the return of check images with statements. This new product announcement will be made in the second quarter of 2002. We believe this will result in a cost saving in operations and a revenue opportunity for the bank. Finally, a yearlong effort to emphasize an existing product, Tri City's EZ Pay check card, has resulted in a 44% revenue increase from this newly popular VISA card. It is a win-win for customers and shareholders. Depositors appreciate the convenience while the income is derived from merchant payment, rather than a customer fee.

We are proud to salute the flag flying over our corporate offices. At the time it was raised, a state senator delivering the dedication noted it as the largest flag in the state of Wisconsin. We are equally proud of our nation and the armed forces defending our nation against terrorism. Within the family of Tri City employees there are several relatives actively serving in the armed forces. Within the family of Tri City Bankshares shareholders there are certainly many more loved ones actively serving to defend our freedoms.

The board of directors and management will continue to follow a strategy to protect and enhance your investment. We thank all those who have served and are now serving in the armed forces as they protect and enhance our freedom.


With this, our commitment to you, we remain
Very truly yours,

TRI CITY BANKSHARES CORPORATION

/s/Henry Karbiner, Jr.


Henry Karbiner, Jr.
President, Chairman of the Board

                    Directors and Officers of the Corporation



Directors

Frank J. Bauer         President of Frank Bauer Construction Company, Inc.

Sanford Fedderly       Retired Registered Pharmacist

William Gravitter      President of Hy-View Mobile Home Court, Inc.

Henry Karbiner, Jr.    Chairman of the Board, President and Chief Executive
                       Officer of the Corporation and Chairman of the Board and Chief Executive Officer of Tri City National Bank and
                       Director of Roundy's, Inc.

William L. Komisar     Partner, Komisar Brady & Co., LLP, CPA

Christ Krantz          Vice President of K.R.K., Inc. (corporation owning Ramada
                       - Airport Motel, Milwaukee) and partner in Veterans Linen
                       Supply Company

William P. McGovern    Attorney-at-Law, Milwaukee, Wisconsin

Robert W. Orth         Executive Vice President of Tri City National Bank, and
                       Senior Vice President of the Corporation

Ronald K. Puetz        Executive Vice President of the Corporation and President
                       and Chief Operating Officer of Tri City National Bank

Agatha T. Ulrich       Chairman and Director of N.C.C., LLC, President and
                       Director of the David A. and Agatha T. Ulrich Foundation,
                       Inc.

David A. Ulrich, Jr.   Independent Investor and Retired Vice President and
                       Director of Mega Marts, Inc. and Retired Vice President and Director of N.D.C., Inc., and Director of the David A. and Agatha T. Ulrich Foundation, Inc.

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

George E. Mikolajczak  Vice President - Human Resources

Gary J. Hafemann       Assistant Vice President and Auditor

                         Tri City Bankshares Corporation


                     Management's Discussion And Analysis of
                  Financial Condition And Results of Operations



Forward-Looking Statements
This report contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements other than historical facts contained or incorporated by reference in this report. These statements speak of Tri City Bankshares' (the "Corporation") plans, goals, beliefs or expectations, refer to estimates or use similar terms. Future filings by the Corporation with the Securities and Exchange Commission, and statements other than historical facts contained in written material, press releases and oral statements issued by, or on behalf of the Corporation, may also constitute forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties, the Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to:

o General economic and industry conditions, either nationally or in the state in which the Corporation does business, which are less favorable than expected and that result in, among other things, a deterioration in credit quality and/or loan performance and collectability;

o The long term economic and political effects of recent terrorist attacks on the United States and the potential for an economic slow-down;

o Legislation or regulatory changes which adversely affect the business in which the Corporation is engaged;

o Changes in the interest rate environment and the fiscal and monetary policies of the federal government and its agencies;

o Changes in securities markets with respect to the market value of financial assets and the level of volatility in certain markets such as foreign exchange;

o

o Significant increases in competition in the banking and financial services industry resulting from technological developments, new product introductions, evolving industry standards, industry consolidation, increased availability of financial services from non-banks, regulatory changes and other factors, as well as actions taken by particular competitors;

o The Company's success in continuing to generate significant levels of new business in its existing markets and in identifying and penetrating targeted markets;

o        The Company's success in implementing its business strategy;


o        Changes in consumer spending, borrowing and saving habits;

o        Technological changes;

o Acquisitions and unanticipated occurrences which delay or reduce the expected benefits of acquisitions;

o        The Company's ability to increase market share and control expenses;

o        The effect of compliance with legislation or regulatory changes;

o        The effect of changes in accounting policies and practices; and

o The costs and effects of unanticipated litigation and of unexpected or adverse outcomes in such litigation.

All forward-looking statements contained in this report or which may be contained in future statements made for or on behalf of the Corporation are based upon information available at the time the statement is made and the Corporation assumes no obligation to update any forward-looking statement.

Financial Condition

The Corporation's assets grew $39.7 million (7.1%) during 2001 compared to growth of $33.9 million (6.4%) during 2000. The past year has been very difficult and challenging with uncertainty in the economy, many job layoffs and the devastating occurrences of September 11. The Corporation has continued to grow however, and maintain an acceptable level of income.

Cash and cash equivalents increased $18.5 million (41.0%) during 2001 compared to a decrease of $272,000(0.6%) during 2000. This increase is the result of increased deposit growth and a decrease in loan demand during the last half of 2001. The Corporation will fund loan demand first and then seek other investments such as U.S. Government or Municipal securities if a suitable rate of return is found. Since loan demand has declined, the Corporation has invested funds in other investment securities. The remaining funds have been sold in the Federal Funds market for the short term, until either loan demand increases, a suitable investment security is found and partially, in anticipation of a potential significant outflow of funds.

Investment securities have increased $9.5 million (7.0%) during 2001 compared to a decrease of $7.7 million (5.4%) during 2000. Management seeks investments which not only increase the net profitability of the Corporation, but also maintain the high quality of the investment portfolio and the Corporation's secondary source of liquidity. Despite numerous calls during the dramatic downward rate shift of 2001, management did replace early (called securities) maturities as well as increase the securities portfolio during the year.

Actual loan balances for the Corporation have increased $11.1 million (3.1%) in 2001 compared to an increase of $42.9 million (13.4%) during 2000. Commercial loan demand continued to decline during the last half of 2001 as the economy slowed. Management is optimistic that demand will rebound during the first half of 2002. The emphasis is on new customers to the Corporation's banking subsidiary from the small business market segment. Management believes that these borrowers, with credit needs of $1 million to $5 million, provide the best opportunity for growth and additional opportunity to grow the retail segment of the Corporation with their private banking needs.

The allowance for loan losses increased $305,800(6.8%) during 2001 to $4,827,300 compared to an increase of $181,100(4.2%) during 2000. The increase to the allowance is the result of a provision for loan loss during 2001 in the amount of $420,000 and net charge-offs during the year of less than $115,000 (0.031% of the loan portfolio). The allowance is considered adequate by management to absorb any loss which may occur through the ordinary course of business as it relates to the current loan portfolio, current economic conditions and projections of future performance.

The Corporation's investment in premises and equipment increased $1.2 million (5.4%) during 2001 compared to an increase of $769,200(3.7%) during 2000. Additional equipment was added in 2001 to provide for the subsidiary bank's ability to offer document-imaging services to its customers. A new full service stand-alone banking facility was also opened during 2001.

Deposits of the Corporation grew $51.1 million (10.9%) during 2001 compared to a growth of $10.7 million (2.3%) during 2000. The Corporation has continued to offer promotional incentives to attract new customers as well to retain current depositors. Since the decrease in interest rates during the past year and the negative results in the stock market, depositors and investors have placed funds in more stable and protected areas even though the yields are significantly lower. It does not appear that interest rates will rise significantly in the near future and unless market conditions change, management may offer fewer promotional rates in the coming year.

The Corporation's borrowing position has decreased $17.3 million (78.8%) during the year 2001 compared to an increase of $17.4 million (380.9%) during 2000. Certain short term funding agreements entered into during 2000 have expired and were not replaced due to the increase of deposit funds in 2001.

Liquidity and Interest Rate Sensitivity Management

The Corporation's ability to generate adequate amounts of cash to pay obligations as they mature, to maintain lending capacity, and to provide for planned growth while maximizing the Corporation's return on its investments is referred to as "liquidity." The Corporation's most readily available sources of liquidity are its investment securities and federal funds. Management of the Corporation has always strived to maintain a strong liquidity position by monitoring the correlation between interest earning assets and interest bearing liabilities. Fluctuations in interest rates can be the main cause for the flow of funds either into or out of a financial institution. As interest rates rise, depositors may attempt to maximize yields on their deposits while still maintaining flexibility. In contrast, a decrease in rates will stimulate loan demand while discouraging deposit growth. Management believes it has been diligent in growing its core deposit base and maintaining a low borrowing position for the Corporation so that as these fluctuations occur, the Corporation can respond more readily.
The banking subsidiary of the Corporation has the ability to borrow up to $30.0 million in federal funds purchased, with an additional $34.0 million available for short-term liquidity through reverse repurchase agreements available through its correspondent banks' relationships. These arrangements are further discussed in Note 13 of the consolidated financial statements.

Federal law restricts extensions of credit by a bank to its parent bank holding company and, with certain exceptions, to other affiliates. There are also restrictions on the amount of dividends the Corporation's subsidiary may pay to the parent bank holding company. Note 14 to the consolidated financial statements discusses the application of these limitations to the Corporation and its subsidiary bank.

In addition to the repayment of loans, scheduled maturities of marketable investment securities are significant sources of liquidity. Securities maturing in one year or less amounted to $16.2 million at December 31, 2001, representing 11.3% of total investment securities. The Corporation has not, in the past, relied on sales of investment securities to meet its liquidity needs, and management does not intend to do so in the future.

Capital Resources

On May 31, 2001, the Corporation opened a new banking facility in South Milwaukee, Wisconsin. The $1.4 million cost of construction was funded internally. The Corporation also installed additional equipment at its check processing service center. This equipment will enable the Corporation to offer to its customers the ability to receive check imaging as an alternative to returning canceled checks in their statements. This service is available for a nominal fee to new depositors and will be offered at no cost to existing depositors as a cost effective alternative to returning canceled checks. This project was also funded internally at a cost of $450,000. The Corporation also launched its own website for customers to conduct on-line banking as well as receive information about the Corporation's banking subsidiary and pre-apply for several services that the bank offers. The cost of this project was $200,000 and was funded by the Corporation's banking subsidiary. Although management is continually looking at opportunities for expansion and growth, there are no major projects planned for the upcoming year.

The Office of the Comptroller of the Currency (OCC) has issued guidelines which impose certain risk-based capital and leverage standards upon national banks. These guidelines, as well as the capital requirements of bank regulators, are discussed in Note 9 to the consolidated financial statements. Failure to meet applicable capital guidelines could subject a national bank to a variety of enforcement remedies available to the federal regulatory authorities.

The Corporation continues to exceed the minimum capital ratios. It is the Corporation's policy to avoid those categories of assets classified by the capital requirements as having higher credit risk, and to avoid highly leveraged or foreign loans. The Corporation's banking subsidiary believes it will continue to exceed the "risk-based" capital requirements and continue to meet the regulatory definition of "well capitalized."

Results of Operations

                              2001 Compared to 2000

Net income for the Corporation decreased $258,000(3.3%) during 2001 compared to an increase of $867,000(12.4%) during 2000. During the first quarter of 2000 the Corporation sold its investment in the First National Bank of Eagle River located in Eagle River, Wisconsin. The gain from this sale was included in other income with the associated tax included in the Corporation's tax provision. If this extraordinary transaction had not occurred, 2001 net income of the Corporation would have been $234,800(3.2%) over the 2000 net income or $0.03 per average common share.

Interest income and fees on loans increased $1.4 million (4.5%) in 2001 compared to an increase of $4.7 million (18.1%) during 2000. The downturn of the economy early in 2001 plus the national tragedy that occurred on September 11 have had an effect on loan demand and interest rates. Average loans increased $28.3 million during 2001 compared to an increase of $45.8 million in 2000 and the average yield on loans in 2001 was 30 basis points lower than the yield experienced in 2000. The Corporation's management team is pursuing the small business market segment using very competitive rates in order to attract new customers. Management is optimistic that loan demand will increase during the upcoming year.

The investment securities interest income decreased $973,000(13.7%) during 2001 compared to a decrease of $595,700(7.8%) during 2000. The Corporation chose not to replace some securities that had matured or had been called because suitable yields or maturities were not available. In 2001 interest earned on an average security balance of $121.3 million at a tax equivalent yield was 6.37%. This compares to interest earned in 2000 on an average balance of $137.7 million at 6.41%. Management continues to look for investments that will have a reasonable yield but not lock the Corporation into a long-term commitment. The rates currently being offered would hinder the Corporation's earning potential if purchased for too long a term.

Other income has increased $19,300 (.3%) in 2001 compared to an increase of $213,375 (3.1%) in 2000. Most of the 2000 gain was the aforementioned pretax gain of $810,750 on the sale of an investment in the First National Bank of Eagle River. This was recorded in other income as ordinary gain. During 2001 the Corporation has begun to offer investment services to its customers. This venture, although not providing a return on investment during 2001, is expected to add to the net income of the Corporation in the coming year. Check card usage fees have also increased substantially to over $600,000 during the past year. This revenue is paid as merchant discount by retailers, rather than a fee paid by depositors.

Interest expense on short-term borrowings has decreased $1.5 million (66.9%) in 2001 compared to an increase of $1.8 million (391.7%) in 2000. During the first quarter of 2000, the Corporation entered into certain short term funding agreements that expired during 2001. The rates on borrowed funds have also decreased substantially during the past year with the Federal Reserve Bank decreasing their rate ten times during 2001. Interest expense on deposit accounts increased $478,100 (4.2%) in 2001 compared to an increase of $879,500 (8.4%) in 2000. Although deposit balances have substantially increased, the average rates paid on deposits have decreased by over 25 basis points.

Other expenses increased $2.0 million (9.3%) during 2001 compared to an increase of $533,300 (2.6%) during 2000. The most significant component was $838,000 attributable to an increase in legal expenses required to defend the banking subsidiary in two legal actions. These actions are discussed in Note 19 to the consolidated financial statements. Employee benefits also increased during 2001 due to an increase in health insurance premiums that almost doubled during the last half of the year. Occupancy and equipment increased due to the opening of a new full service banking facility in South Milwaukee, Wisconsin and the acquisition of new equipment to provide document imaging as an added offered service for our customers.

                              2000 Compared to 1999

During 2000 net income for the Corporation increased $867,000 (12.4%) compared to an increase of $43,000 (0.6%) in 1999. Management was able to attract new clientele through various marketing promotions and by maintaining the banking subsidiary's competitive pricing structure.

Interest income and fees on loans increased $4.7 million (18.1%) in 2000 compared to an increase of $318,000 (1.2%) in 1999. Average loans outstanding increased by $45.8 million in 2000 and generated a yield which was approximately 24 basis points higher than in 1999. This was the primary source of increase in net income for the Corporation. Management's review standards for all loans have enabled the Corporation to experience continued low nonperforming loan ratios and charge-offs during the past several years.

Investment securities' interest income has decreased $595,700 (7.8%) in 2000 compared to an increase of $549,900 (7.7%) during 1999. Management has not been replacing called or matured investment securities because strong loan demand has required the use of these funds. The investment securities, which are currently available, do not offer yields which could compete with the yields attained on loans. Management reviews both the investment securities portfolio as well as the loan portfolio and tries to maintain a workable balance in both for liquidity and yield.

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

Occupancy and equipment expenses increased only slightly during 2000 since there were no major projects underway during the year. The new facility in South Milwaukee, Wisconsin is not expected to add any major expense during 2001. The effective tax rate for the Corporation was 26.8% and 22.6% in 2000 and 1999, respectively.

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

Qualitative and Quantitative Disclosures about Market Risk

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Corporation's transactions are denominated in US dollars with no specific foreign exchange exposure.

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

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and pays on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate-sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing rate environment.

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; and hedging existing assets, liabilities or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments often are used for this purpose. Since these instruments are sensitive to interest rate changes, they require management expertise to be effective. The Corporation has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

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

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2001 and 2000.

                         Tri City Bankshares Corporation

                     Quantitative Disclosures of Market Risk

                                December 31, 2001
                                 (In Thousands)



                                                         Principal Amount Maturing in                              Fair Value
                             -------------------------------------------------------------------------------------------------
                                 2002        2003        2004        2005        2006     Thereafter    Total      12/31/01
                             -------------------------------------------------------------------------------------------------
Rate-sensitive assets:
  Fixed interest rate loans    $107,602     $80,814     $96,477     $11,971      $7,515      $7,741    $312,120    $317,414
    Average interest rate         7.90%       8.20%       7.56%       7.95%       7.45%       6.35%       7.82%
  Variable    interest   rate   $33,292      $5,085      $5,857      $3,562      $2,750     $10,172     $60,718     $61,748
  loans
    Average interest rate         4.69%       5.10%       5.23%       5.88%       4.83%       6.64%       5.18%
  Fixed     interest     rate   $16,275     $22,496                                          $9,733
    securities                                          $26,991     $44,596     $23,664                $143,754    $144,973
    Average interest rate         6.32%       5.90%       5.95%       5.33%       6.14%       6.38%       5.85%
  Other   interest    bearing
    assets                      $18,982                                                                 $18,982     $18,982
    Average interest rate         3.28%                                                                   3.28%

Rate-sensitive liabilities:
  Savings                 and
    interest-bearing checking  $240,387                                                                $240,387    $240,387
    Average interest rate         1.93%                                                                   1.93%
  Time deposits                $106,132     $21,066      $3,645      $6,371      $6,592          $0    $143,805    $145,509
    Average interest rate         4.27%       4.73%       4.73%       6.07%       5.63%       0.00%       4.49%
  Variable interest rate                                                                                 $4,679
    borrowings                   $4,679                                                                              $4,679
    Average interest rate         3.79%                                                                   3.79%


                         Tri City Bankshares Corporation

                     Quantitative Disclosures of Market Risk

                                December 31, 2000
                                 (In Thousands)


                                                          Principal Amount Maturing in                               Fair Value
                               ------------------------------------------------------------------------------------ -----------
                               ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                  2001        2002        2003        2004        2005     Thereafter    Total      12/31/00
                               ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Rate-sensitive assets:
     Fixed interest rate loans   $97,638     $71,431     $89,985     $21,241     $11,709      $8,303    $300,307    $295,655
     Average interest rate         8.43%       8.22%       8.52%       7.85%       8.14%       8.04%       8.34%
  Variable    interest   rate    $28,276      $7,186      $3,738      $2,433      $4,623     $15,209     $61,464     $60,512
     loans
     Average interest rate         9.32%       9.62%       6.62%       9.30%       9.32%       8.10%       9.07%
  Fixed interest rate securities $11,939     $21,220     $27,805     $31,080     $23,475     $18,768    $134,287    $134,173
     Average interest rate         4.61%       4.90%       5.21%       5.33%       5.66%       4.68%       5.14%
  Other   interest    bearing
     assets                       $1,336                                                                  $1,336      $1,336
     Average interest rate         6.26%                                                                   6.26%

Rate-sensitive liabilities:
  Savings and  interest-bearing
       checking                 $193,072                                                                $193,072    $193,072
     Average interest rate         2.91%                                                                   2.91%
  Time deposits                  $94,927     $27,550      $6,158      $2,026      $9,884          $0    $140,546    $140,756
     Average interest rate         5.67%       6.38%       5.80%       5.25%       6.23%       0.00%       5.85%
  Variable     interest     rate
       borrowings                $22,020                                                                 $22,020     $22,020
     Average interest rate         6.08%                                                                   6.08%


                         Tri City Bankshares Corporation

                             Selected Financial Data


                                  2001         2000         1999         1998         1997         1996         1995         1994
                              ------------------------------------------------------------------------------------------------------
Total interest income         $38,917,085  $38,564,214  $33,788,288  $33,540,240  $32,109,169  $30,114,579  $27,724,625  $24,503,080
Total interest expense         12,608,919   13,640,563   10,962,687   11,170,653   10,657,307   10,645,630    9,468,149    6,859,209
Net interest income            26,308,166   24,923,651   22,825,601   22,369,587   21,451,862   19,468,949   18,256,476   17,643,871
Provision for loan losses         420,000      300,000      225,000      600,000      600,000      300,000      248,139      375,000
Net interest income after
   provision for loan losses   25,888,166   24,623,651   22,600,601   21,769,587   20,851,862   19,168,949   18,008,337   17,268,871
Income before income taxes     10,352,054   10,769,069    9,066,001    9,370,239    8,910,197    7,761,293    7,509,719    6,769,767
Net income                      7,622,054    7,880,069    7,013,001    6,970,239    6,492,197    5,807,293    5,350,578    4,876,814

Net income per share                 2.92         3.08         2.77         2.77         2.60         2.34         2.17         2.04
Cash dividends declared
  per share                          1.52         1.40         1.20         1.00          .85          .70          .50          .40


Average daily balances:                                                   (In Thousands)

   Total assets               $   569,906  $   546,183  $   507,232  $   465,437  $   436,204  $   410,975  $   371,795  $   340,502
   Total net loans                366,316      339,243      293,541      269,773      257,907      237,524      220,969      197,540
   Total investment securities    121,311      136,523      150,943      126,641      120,792      115,810      105,758       96,810
   Total deposits                 476,164      440,620      435,046      404,305      376,093      358,296      324,469      294,568
   Total stockholders' equity      71,077       65,427       60,144       55,122       50,266       45,677       41,532       36,051

                         Tri City Bankshares Corporation

                      Market for Corporation's Common Stock
                         and Related Stockholder Matters



The Corporation's common stock is traded on the over-the-counter market under the trading symbol "TRCY." Trading in the Corporation's stock is limited and sporadic and the Corporation believes that no established trading market for the Corporation's stock exists. For purposes of the Corporation's Automatic Dividend Reinvestment Plan, the Board of Directors is required to establish the "Fair Market Value" of the Corporation's stock on a quarterly basis based on factors set forth in the Automatic Dividend Reinvestment Plan. The following sets forth the Fair Market Value established under the Automatic Dividend Reinvestment Plan over the past two years:

                                                 2001             2000
                                          -----------------------------------
Price range:
   First quarter                                $41.00           $36.95
   Second quarter                                42.00            38.10
   Third quarter                                 43.00            39.00
   Fourth quarter                                43.75            39.90

As of December 31, 2001, the number of holders of record of the Corporation's common stock was 752.

The Corporation declared four quarterly cash dividends in 2001 in the amount of $0.38 per share. These dividends were declared on January 5, April 11, July 11 and October 10, payable on January 15, April 19, July 19 and October 16, respectively. Quarterly dividends of $0.35 per share were declared during each of the four quarters of 2000.

The Corporation is not party to any loan agreement, indenture or other agreement which restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 14 to the consolidated financial statements for restrictions imposed by regulatory agencies on the subsidiary bank's ability to transfer funds to the parent corporation.

                         Report of Independent Auditors


Board of Directors
Tri City Bankshares Corporation

We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ERNST & YOUNG


February 20, 2002
Milwaukee, Wisconsin

                         Tri City Bankshares Corporation

                           Consolidated Balance Sheets



                                                          December 31
                                                      2001             2000
                                                ------------------------------
Assets
Cash and due from banks                         $  44,754,703    $  43,873,802
Federal funds sold                                 18,982,448        1,335,776
                                                -------------    -------------
Cash and cash equivalents                          63,737,151       45,209,578
Investment securities held to maturity
 (fair value of $145,797,575--2001
            and $134,164,593--2000)               143,753,829      134,287,069

Loans                                             372,838,112      361,771,147
Less allowance for loan losses                     (4,827,300)      (4,521,465)
                                                -------------     ------------
Net loans                                         368,010,812      357,249,682
Premises and equipment                             22,755,736       21,593,336
Other assets                                        4,515,457        4,735,268
                                                -------------    -------------
                                                $ 602,772,985    $ 563,074,933
                                                =============    =============
Liabilities and stockholders' equity
Deposits                                        $ 521,269,309    $ 470,141,136
Reserve repurchase agreements                       3,250,000       19,787,032
Short-term borrowings                               1,429,256        2,233,059
Other liabilities                                   1,958,971        2,017,264
                                                -------------    -------------
Total liabilities                                 527,907,536      494,178,491
Stockholders' equity:
   Common stock, $1 par value:
     Authorized - 5,000,000 shares
     Issued and outstanding
      (2001--2,629,834 shares;
       2000--2,575,797 shares)                      2,629,834        2,575,797
   Additional paid-in capital                      13,996,480       11,757,507
   Retained earnings                               58,239,135       54,563,138
                                                -------------    -------------
Total stockholders' equity                         74,865,449       68,896,442
                                                -------------    -------------
                                                $ 602,772,985    $ 563,074,933
                                                =============    =============

See accompanying notes.

                         Tri City Bankshares Corporation

                        Consolidated Statements of Income


                                              Year ended December 31
                                          2001          2000          1999
                                      ---------------------------------------
Interest income:
   Loans, including fees              $31,966,202   $30,591,678   $25,911,622
   Investment securities:
     Taxable                            2,834,522     3,480,675     3,891,009
     Exempt from federal income tax     3,270,040     3,596,888     3,782,237
   Federal funds sold                     846,321       894,973       203,420
                                      ---------------------------------------
Total interest income                  38,917,085    38,564,214    33,788,288

Interest expense:
   Deposits                            11,861,141    11,383,039    10,503,566
   Short-term borrowings                  747,778     2,257,524       459,121
                                      ---------------------------------------
Total interest expense                 12,608,919    13,640,563    10,962,687
                                      ---------------------------------------

Net interest income                    26,308,166    24,923,651    22,825,601
Provision for loan losses                 420,000       300,000       225,000
                                      ---------------------------------------
Net interest income after
  provision for loan losses            25,888,166    24,623,651    22,600,601

Other income:
   Service charges                      2,855,447     2,925,366     3,301,439
   Rental income                        1,246,226     1,006,234       971,584
   Gain on sale of loans                  320,675        17,578        35,451
   Other                                3,009,164     3,213,046     2,640,375
                                      ---------------------------------------
Total other income                      7,431,512     7,162,224     6,948,849

Other expenses:
   Salaries and employee benefits      12,372,792    11,669,021    10,818,947
   Occupancy                            2,979,411     2,916,829     2,897,760
   Equipment                            1,552,080     1,445,745     1,353,479
   Data processing                      1,222,953     1,140,979     1,079,788
   Advertising and promotional            625,947       550,357       621,221
   Regulatory agency assessments          207,974       206,487       161,081
   Office supplies                        605,633       568,658       666,126
   Other                                3,400,834     2,518,730     2,885,047
                                      ---------------------------------------
Total other expenses                   22,967,624    21,016,806    20,483,449
                                      ---------------------------------------

Income before income taxes             10,352,054    10,769,069     9,066,001
Income taxes                            2,730,000     2,889,000     2,053,000
                                      ---------------------------------------
Net income                            $ 7,622,054   $ 7,880,069   $ 7,013,001
                                      =======================================

Net income per share                  $      2.92   $      3.08   $      2.77
                                      =======================================

Average shares outstanding              2,607,110     2,556,178     2,530,520
                                      =======================================

See accompanying notes.

                         Tri City Bankshares Corporation

                 Consolidated Statements of Stockholders' Equity


                                                                                       Accumulated
                                      Common       Additional       Retained       Other Comprehensive
                                       Stock     Paid-In Capital    Earnings           Income             Total
                                    -----------------------------------------------------------------------------

Balances at January 1, 1999         $2,520,205    $  9,726,974    $46,270,681          $-             $58,517,860
   Net income                                -               -      7,013,001           -               7,013,001
   Cash dividends declared--$1.20
     per share                               -               -     (3,032,450)          -              (3,032,450)
   Common stock issued under
     dividend reinvestment
     plan--18,039 shares                18,039         608,790              -           -                 626,829
   Common stock fractional shares
     redeemed                              (12)           (395)             -           -                    (407)
                                    -----------------------------------------------------------------------------
Balances at December 31, 1999        2,538,232      10,335,369     50,251,232           -              63,124,833
   Net income                                -               -      7,880,069           -               7,880,069
   Cash dividends declared--$1.40
     per share                               -               -     (3,568,163)          -              (3,568,163)
   Common stock issued under
     dividend reinvestment
     plan--37,595 shares                37,595       1,423,271              -           -               1,460,866
   Common stock fractional shares
     redeemed                              (30)         (1,133)             -           -                  (1,163)
                                    -----------------------------------------------------------------------------
Balances at December 31, 2000        2,575,797      11,757,507     54,563,138           -              68,896,442
   Net income                                -               -      7,622,054           -               7,622,054
   Cash dividends declared--$1.52
     per share                               -               -     (3,946,057)          -              (3,946,057)
   Common stock issued under
     dividend reinvestment
     plan--54,052 shares                54,052       2,239,609              -           -               2,293,661
   Common stock fractional shares
     redeemed                              (15)           (636)             -           -                    (651)
                                    -----------------------------------------------------------------------------
Balances at December 31, 2001       $2,629,834     $13,996,480    $58,239,135         $ -             $74,865,449
                                    =============================================================================

See accompanying notes.

                         Tri City Bankshares Corporation

                      Consolidated Statements of Cash Flows


                                                                    Year ended December 31
                                                           2001              2000              1999
                                                    -------------------------------------------------------
Operating activities
Net income                                            $    7,622,054      $  7,880,069     $    7,013,001
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Proceeds from sale of loans held for sale            63,659,529         5,010,060         13,812,028
     Origination of loans held for sale                  (63,659,529)       (5,010,060)       (13,812,028)
     Provision for loan losses                               420,000           300,000            225,000
     Depreciation on premises and equipment                1,936,601         1,836,314          1,957,472
     Amortization of premiums and accretion of
       discounts on investment securities                    152,509           220,488            215,260
     Undistributed earnings of affiliate                           -                 -            (94,346)
     Decrease (increase) in interest receivable              372,231          (298,366)            (7,633)
     Increase (decrease) in interest payable                 230,450           389,003               (329)
     Other                                                  (555,328)       (1,165,124)         1,152,519
                                                    -------------------------------------------------------
Net cash provided by operating activities                 10,178,517         9,162,384         10,460,944

Investing activities
Proceeds from repayment, calls and maturities of
   investment securities held to maturity                 65,573,918         8,514,506         25,312,273
Purchases of investment securities held to               (75,193,187)       (1,000,000)       (33,011,638)
   maturity
Net increase in loans                                    (11,066,965)      (43,018,594)       (41,844,459)
Net purchases of premises and equipment                   (3,099,001)       (2,605,471)        (2,917,061)
Proceeds from sale of unconsolidated subsidiary                    -         2,671,064                  -
                                                    -------------------------------------------------------
Net cash used by investing activities                    (23,785,235)      (35,438,495)       (52,460,885)

Financing activities
Sale of common stock                                       2,293,010         1,459,703            626,422
Net increase in deposits                                  51,128,173        10,671,200          9,934,535
Net increase (decrease) in short-term borrowings         (17,340,835)       17,441,031          3,751,705
Cash dividends                                            (3,946,057)       (3,568,163)        (3,032,450)
                                                    -------------------------------------------------------
Net cash provided by financing activities                 32,134,291        26,003,771         11,280,212
                                                    -------------------------------------------------------

Increase (decrease) in cash and cash equivalents          18,527,573          (272,340)       (30,719,729)
Cash and cash equivalents at beginning of year            45,209,578        45,481,918         76,201,647
                                                    -------------------------------------------------------
Cash and cash equivalents at end of year               $  63,737,151     $  45,209,578       $ 45,481,918
                                                    =======================================================
Supplementary information:
   Interest paid                                       $  12,839,368     $  13,251,560       $ 10,964,981
   Income taxes paid                                       2,395,000         2,685,000          1,395,000

See accompanying notes.

                         Tri City Bankshares Corporation

                   Notes to Consolidated Financial Statements

                                December 31, 2001


1. Accounting Policies

Organization

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

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is approved quarterly by the Corporation's Board of Directors. The allowance reflects management's best estimate of the reserves needed to provide for the impairment of loans, as well as other credit risks of the Bank and is based on a risk model developed and implemented by management and approved by the Corporation's Board of Directors.

A substantial portion of the Bank's loans are to customers located in southeastern Wisconsin. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in that area.

Mortgage Servicing Rights

Mortgage servicing rights are recorded as an asset when loans are sold with servicing rights retained. The cost of mortgage service rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of these rights. Fair values are estimated using discounted cash flows based on current market assumptions.

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

Per Share Data

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during each year. The Corporation has no potentially dilutive securities outstanding during the three years ended December 31, 2001.

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

Reclassifications

Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

2. Restrictions on Cash and Due From Bank Accounts

The subsidiary bank is required to maintain non-interest-earning reserve balances with the Federal Reserve Bank or in vault cash. The amount of the reserve requirement as of December 31, 2001, was approximately $9,536,000.

3. Investment Securities

The amortized cost and fair values of investments in debt securities were as follows:

                                                                 Gross         Gross
                                               Amortized      Unrealized     Unrealized        Fair
                                                  Cost           Gains         Losses          Value
At December 31, 2001:
   Held-to-maturity:
     U.S. Treasury securities and
       obligations of U.S. government         $  71,000,000     $1,076,638    $302,504     $  71,774,134
       agencies
     Obligations of states and political
       subdivisions                              72,753,829      1,312,535      42,923        74,023,441
                                            ---------------------------------------------------------------
                                               $143,753,829    $ 2,389,173    $345,427      $145,797,575
                                            ===============================================================
At December 31, 2000:
   Held-to-maturity:
     U.S. Treasury securities and
       obligations of U.S. government         $  53,954,624    $   31,633     $393,149     $  53,593,108
       agencies
     Obligations of states and political
       subdivisions                              80,332,445       510,180      271,141        80,571,485
                                            ---------------------------------------------------------------
                                               $134,287,069     $ 541,813     $664,290      $134,164,593
                                            ===============================================================

The amortized cost and fair value of investments in debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Amortized              Fair
                                                    Cost                Value
                                              ---------------------------------
Due in one year or less                       $  16,274,601       $  16,518,713
Due after one year through five years           117,746,584         119,434,419
Due after five years through ten years            9,732,644           9,844,443
                                              ---------------------------------
                                              $ 143,753,829        $145,797,575
                                              =================================

There were no sales of securities in 2001, 2000 or 1999. At December 31, 2001, investment securities with a carrying value of $38,300,331 were pledged as collateral to secure public funds, customer deposits and various borrowing arrangements.

4. Sale of Investment in Affiliate Bank

In January of 2000, the Corporation sold its 23.54% ownership interest of First National Bank of Eagle River (FNER), which was accounted for using the equity method of accounting. Gain on sale of the investment of $810,748 in 2000 and equity in income of FNER's income of $94,346 for 1999, are included in other income in the consolidated statements of income.

5. Loans

Loan balances classified by type were as follows:

                                                         December 31
                                                   2001                2000
                                             ---------------------------------

Commercial                                   $  42,094,372       $  38,012,480
Real estate - construction                      28,262,912          19,733,919
Real estate - mortgage:
   Single family                               145,899,261         144,825,860
   Multi-family                                  7,791,092          10,347,366
   Nonresidential                              119,374,209         121,312,459
Installment                                     29,416,266          27,540,063
                                             ---------------------------------
                                             $ 372,838,112       $ 361,771,147
                                             =================================

In the ordinary course of business, the Bank grants loans to related parties, which include certain directors and officers of the Corporation, and entities in which such persons are principal shareholders. These loans are made at terms which do not vary from terms that would have been obtained if the transactions had been with unrelated parties and do not involve more than normal risk of collectibility. Loans outstanding at December 31, 2001 and 2000, to such related parties approximated $1,599,000 and $1,467,000, respectively. During 2001 and 2000, $943,000 and $757,000 of new loans were made and repayments totaled $811,000 and $861,000, respectively.

6. Allowance for Loan Losses

Changes in the allowance for loan losses for each of the three years in the period ended December 31, 2001, were as follows:

                                      2001             2000            1999
                                   -------------------------------------------

Balance at beginning of year       $4,521,465       $4,340,357      $4,244,745
Provision for loan losses             420,000          300,000         225,000
Loans charged off                    (165,710)        (200,754)       (186,000)
Recoveries on loans charged off        51,545           81,862          56,612
                                   -------------------------------------------
Balance at end of year             $4,827,300       $4,521,465      $4,340,357
                                   ===========================================

Nonaccrual loans totaled approximately $128,000 and $214,000 at December 31, 2001 and 2000, respectively.

The unpaid principal balance of loans serviced for others were $103,685,954, $66,340,356 and $71,630,089 at December 31, 2001, 2000 and 1999, respectively.
These loans are not reflected in the consolidated financial statements.

7. Premises and Equipment

Premises and equipment were comprised of the following:

                                                           December 31
                                                     2001              2000
                                                ------------------------------
Land                                            $  5,138,076     $   4,818,476
Buildings and leasehold improvements              23,013,367        22,229,601
Furniture and equipment                           10,080,373         8,970,778
                                                ------------------------------
                                                  38,231,816        36,018,855
Less accumulated depreciation                     15,476,080       (14,425,519)
                                                ------------------------------
                                                $ 22,755,736      $ 21,593,336
                                                ==============================

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

Quantitative measures established by regulators to ensure capital adequacy require minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, those terms are defined in the regulations. Management believes, as of December 31, 2001, that both the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of Currency categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios of 10%, 6% and 5%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

The actual and required capital amounts and ratios were as follows:

                                                                For Capital
                                          Actual            Adequacy Purposes
                                 ---------------------------------------------
                                    Amount      Ratio         Amount     Ratio
                                 ---------------------------------------------
As of December 31, 2001
Total Capital
 (to Risk-Weighted Assets):
     Consolidated                $79,693,000    20.19%     $31,570,000    8.0%
     Tri City Bank                75,231,000    19.08       31,540,000    8.0
Tier I Capital
 (to Risk-Weighted Assets):
     Consolidated                $74,865,000    18.97%     $15,785,000    4.0%
     Tri City Bank                70,404,000    17.86       15,770,000    4.0
Tier I Capital - Leverage ratio
     (to Average Assets):
     Consolidated                $74,865,000    12.70%     $23,571,000    4.0%
     Tri City Bank                70,404,000    11.95       23,557,000    4.0

As of December 31, 2000
Total Capital
 (to Risk-Weighted Assets):
     Consolidated                $73,418,000    19.31%     $30,414,000    8.0%
     Tri City Bank                69,362,000    18.27       30,379,000    8.0
Tier I Capital
 (to Risk-Weighted Assets):
     Consolidated                $68,896,000    18.12      $15,207,000    4.0%
     Tri City Bank                64,841,000    17.08       15,190,000    4.0
Tier I Capital - Leverage ratio
   (to Average Assets):
     Consolidated                $68,896,000    12.64      $21,807,000    4.0%
     Tri City Bank                64,841,000    11.90       21,790,000    4.0

Differences between the Corporation's equity under generally accepted accounting principles and capital as determined by regulators is a result of the allowance for loan losses.

9. Deposits

Deposits are summarized as follows:

                                                         December 31
                                                   2001                2000
                                              --------------------------------
Checking accounts:
   Noninterest-bearing                        $137,077,682        $136,522,645
   Interest bearing                             60,397,460          41,960,277
                                              --------------------------------
                                               197,475,142         178,482,922

Money market accounts                           58,975,411          46,585,121

Savings accounts                               121,013,308         104,526,806

Certificate accounts:
   Due within one year                         106,131,724          94,927,464
   After one but within two years               21,065,749          27,549,873
   After two but within three years              3,644,643           6,158,229
   After three but within four years             6,370,994           2,026,470
   After four years                              6,592,338           9,884,251
                                              --------------------------------
                                               143,805,448         140,546,287
                                              --------------------------------
                                              $521,269,309        $470,141,136
                                              ================================

The aggregate amount of certificate accounts with balances of $100,000 or more is approximately $48,146,000 and $44,214,000 at December 31, 2000.

Interest expense on deposits was as follows:

                                                    December 31
                                       2001             2000            1999
                                 ----------------------------------------------
Interest-bearing checking
  accounts                       $     928,626    $     861,554   $     817,620
Money market accounts                1,119,999        1,546,587       1,346,069
Savings accounts                     1,820,290        2,613,839       2,594,737
Certificate accounts                 7,992,226        6,361,059       5,745,140
                                 ----------------------------------------------
                                 $  11,861,141      $11,383,039     $10,503,566
                                 ==============================================

10. Employee Benefit Plan

The Corporation has a contributory defined-contribution 401(k) plan. This plan covers all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Corporation may make regular and matching contributions to the plan each year. In 2001, 2000 and 1999, the Corporation provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Corporation recorded expense of $267,510, $263,096 and $289,475 for 2001, 2000 and 1999, respectively.

11. Income Taxes

The significant components of income tax expense for each of the three years in the period ended December 31, 2001, were:

                                    2001             2000              1999
                                 ---------------------------------------------

Federal                          $2,441,000        $2,505,000       $1,798,000
State                               289,000           384,000          255,000
                                 ---------------------------------------------
                                 $2,730,000        $2,889,000       $2,053,000
                                 =============================================

Current                          $2,721,000        $3,258,000       $2,201,000
Deferred expense (benefit)            9,000          (369,000)        (148,000)
                                 ---------------------------------------------
                                 $2,730,000        $2,889,000       $2,053,000
                                 =============================================

Differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes for each of the three years in the period ended December 31, 2001, were as follows:

                                     2001              2000             1999
                                 ----------------------------------------------
Income before income taxes       $10,352,054       $10,769,069      $ 9,066,001
                                 ==============================================

Income tax at statutory rate     $ 3,519,699       $ 3,661,483      $ 3,082,440
Increase (reduction) resulting
  from:
   Tax-exempt interest income     (1,111,814)       (1,084,714)      (1,164,147)
   State income taxes, net of
     federal tax benefit             190,740           253,440          168,300
   Other                             131,375            58,791          (33,593)
                                 ----------------------------------------------
                                 $ 2,730,000      $  2,889,000      $ 2,053,000
                                 ==============================================

The components of the Corporation's net deferred income tax asset were as follows:

                                           2001             2000
                                        ---------------------------
Deferred tax assets:
   Loan loss reserves                   $1,787,000       $1,576,000
   Excess servicing gains                   17,000           23,000
   Other                                     1,000            5,000
                                        ---------------------------
                                         1,805,000        1,604,000
                                        ---------------------------
Deferred tax liabilities:
   Depreciation                           (207,000)         (19,000)
   Safe harbor lease                      (128,000)        (145,000)
   Deferred loan fees                     (355,000)        (310,000)
                                        ---------------------------
                                          (690,000)        (474,000)
Valuation allowance                        (59,000)         (65,000)
                                        ---------------------------
Net deferred tax asset                  $1,056,000       $1,065,000
                                        ===========================

12. Leases

The Corporation leases various banking facilities under operating lease agreements from companies held by an estate of a former director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $529,930 in 2001, $495,293 in 2000 and $541,554 in 1999.

Future minimum rentals, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

         Year ending December 31:
            2002                                             $   521,957
            2003                                                 465,686
            2004                                                 465,686
            2005 and thereafter                                1,070,554
                                                             -----------
         Total minimum future rentals                        $ 2,523,883
                                                             ===========

13. Short-Term Borrowings

The Bank has the ability to borrow federal funds of up to $30,000,000 under a revolving line-of-credit agreement with lenders. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were no federal funds borrowings outstanding at December 31, 2001 or 2000. In addition, the Bank may borrow under customer repurchase agreements. The Bank borrowed $3,250,000 and $19,787,032 under customer repurchase agreements at December 31, 2001 and 2000, respectively. The Bank pledged U.S. government agencies and municipal obligations whose carrying values were $4,000,000 and $20,954,518 as collateral. There were no balances at December 31, 1999. Other short-term borrowings represent treasury, tax and loan accounts due to the Federal Reserve Bank under a $6,000,000 line of credit. Such amounts are secured by a pledge of investment securities in the amount of $7,000,000 at December 31, 2001. Treasury, Tax and Loan account balances were $1,429,256 and $2,233,059 at December 31, 2001 and 2000, respectively. Finally, at December 31, 2001, the Bank could borrow up to $34,000,000 under existing reverse repurchase agreements with another bank. There were no reverse repurchase agreements outstanding at December 31, 2001 or 2000, under this agreement.

14. Stockholders' Equity

Certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. As of December 31, 2001, retained earnings of the Bank in the amount of $14,532,898 were available for distribution to the Corporation as dividends without prior approval of regulatory agencies.

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

The Corporation's maximum credit exposure for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 2001, was $46,805,000 and $40,565,000, respectively. All such arrangements expire in fiscal 2002.

16. Fair Value of Financial Instruments

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

Off-Balance-Sheet Instruments

Fair values for the Corporation's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of such instruments at December 31, 2001 and 2000, is not material.

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

Reverse Repurchase Agreements and Short-Term Borrowings

The carrying amount of reverse repurchase agreements and short-term borrowings and related accrued interest approximates their fair values at the reporting date.

The carrying amounts and fair values of the Corporation's financial instruments consisted of the following at December 31, 2001 and 2000:

                                     2001                        2000
                           --------------------------------------------------
                            Carrying       Fair         Carrying        Fair
                             Amount       Value          Amount        Value
                           --------------------------------------------------
                                             (In Thousands)

Cash and cash equivalents  $  63,737    $  63,737      $  45,210    $  45,210
                           ======================      ======================

Investment securities      $ 143,754    $ 145,797      $ 134,287    $ 134,165
                           ======================      ======================

Loans                      $372,838      $379,162      $ 361,771    $ 356,366
                           ======================      ======================
Deposits:
   Withdrawable on demand  $377,464       377,464      $ 329,595    $ 329,595
   Certificates of deposit $143,805       145,509      $ 140,546    $ 140,756
                           ----------------------      ----------------------
                           $521,269      $522,973      $ 470,141    $ 470,351
                           ======================      ======================
Reverse repurchase
  agreements               $  3,250    $    3,250      $  19,787    $  19,787
Short-term borrowings      $  1,429    $    1,429      $   2,233    $   2,233
                           ======================      ======================

17. Tri City Bankshares Corporation (Parent Company Only)
      Financial Information

Balance Sheets
                                                           December 31
                                                     2001              2000
                                                 -----------------------------
Assets
Cash on deposit with subsidiary bank             $ 3,716,846      $  3,328,161
Investment in subsidiary                          68,874,067        63,254,445
Bank premises and equipment                        1,744,133         1,851,156
Other net assets                                     530,403           462,680
                                                 -----------------------------
Total assets                                     $74,865,449       $68,896,442
                                                 =============================

Stockholders' equity
Common stock                                     $ 2,629,834       $ 2,575,797
Additional paid-in capital                        13,996,480        11,757,507
Retained earnings                                 58,239,135        54,563,138
                                                 -----------------------------
Total liabilities and stockholders' equity       $74,865,449       $68,896,442
                                                 =============================

Statements of Income
                                              Year ended December 31
                                        2001           2000           1999
                                     ----------------------------------------
Income from subsidiary bank:
   Dividends                         $2,016,000     $2,884,000     $2,510,000
   Management fees                      534,000        496,800        499,800
   Rental income                        293,410        289,196        270,978
                                     ----------------------------------------
                                      2,843,410      3,669,996      3,280,778

Other income                            160,703        993,396         84,934

Expenses:
   Administrative and general           982,681      1,003,637        933,468
                                     ----------------------------------------

Income before income taxes and
   equity in undistributed net
   income of subsidiary and
   affiliated bank                    2,021,432      3,659,755      2,432,244
Income tax expense                       19,000        365,000         12,000
                                     ----------------------------------------
Income before equity in
   undistributed net income of
   subsidiary and affiliated bank 2,002,432 3,294,755 2,420,244 Equity in undistributed net income of subsidiary and
   affiliated bank                    5,619,622      4,585,314      4,592,757
                                     ----------------------------------------
Net income                           $7,622,054     $7,880,069     $7,013,001
                                     ========================================

17. Tri City Bankshares Corporation (Parent Company Only)
      Financial Information (continued)


Statements of Cash Flows
                                               Year ended December 31
                                         2001           2000           1999
                                     -----------------------------------------
Operating activities
Net income                           $ 7,622,054    $ 7,880,069    $ 7,013,001
Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Provision for depreciation          115,543        119,636        120,364
     Equity in undistributed net
       income of subsidiary and
       affiliated bank                (5,619,622)    (4,585,314)    (4,592,757)
     Other                               (67,723)    (1,061,912)        17,804
                                     -----------------------------------------
Net cash provided by operating
   activities                          2,050,252      2,352,479      2,558,412

Investing activities
Net purchases of premises and
   equipment                              (8,520)        (4,546)      (107,262)
Proceeds from sale of
   unconsolidated subsidiary
                                               -      2,671,064              -
                                     -----------------------------------------
Net cash used in investing
   activities                             (8,520)     2,666,518       (107,262)

Financing activities
Sale of common stock                   2,293,010      1,459,703        626,422
Cash dividends                        (3,946,057)    (3,568,163)    (3,032,450)
                                     -----------------------------------------
Net cash used in financing
   activities                         (1,653,047)    (2,108,460)    (2,406,028)
                                     -----------------------------------------
Increase in cash                         388,685      2,910,537         45,122
Cash at beginning of year              3,328,161        417,624        372,502
                                     -----------------------------------------
Cash at end of year                  $ 3,716,846    $ 3,328,161    $   417,624
                                     =========================================

18. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000:

                               Three Months Ended
                            December 31   September 30   June 30      March 31
                            --------------------------------------------------
                                  (In Thousands, Except for Per Share Data)
2001
Interest income              $ 9,439       $ 9,787       $ 9,810       $ 9,881
Interest expense               2,634         3,208         3,285         3,482
Net interest income            6,805         6,579         6,525         6,399
Provision for loan losses       (105)         (105)         (105)         (105)
Other income                   1,976         1,758         1,770         1,678
Other expense                  5,806         6,064         5,469         5,379
Income before income taxes     2,870         2,168         2,722         2,593
Income tax expense               794           529           734           673
Net income                     2,076         1,639         1,988         1,920
Basic earnings per share        0.80          0.63          0.77          0.74

2000
Interest income              $ 9,821       $10,000       $ 9,903       $ 8,840
Interest expense               3,562         3,573         3,622         2,883
Net interest income            6,259         6,427         6,281         5,957
Provision for loan losses        (75)          (75)          (75)          (75)
Other income                   1,681         1,550         1,586         2,344
Other expense                  5,180         5,304         5,299         5,233
Income before income taxes     2,684         2,598         2,493         2,993
Income tax expense               717           684           652           836
Net income                     1,968         1,914         1,841         2,157
Basic earnings per share        0.77          0.75          0.72          0.85

19. Commitments and Contingent Liabilities

The banking subsidiary of the Corporation is involved in two separate legal actions seeking damages in Milwaukee County Circuit Court. Both of these actions are a result of a loan fraud perpetrated by an individual not associated with the subsidiary bank. The individual was convicted and is now serving his sentence in a federal penitentiary. Two of the subsidiary bank's former employees were also convicted of providing false information used by this person to obtain the fraudulent loans from the plaintiffs in these actions. In the first action, Creve Coeur Morgage Associates, Inc. v. Tri City National Bank, the court has granted the plaintiff partial summary judgment and set the case for trial commencing April 15, 2002.

The second action, Cemtex Credit Corporation v. Tri City National Bank, went through mediation in January 2002, resulting in a settlement agreement dated as of January 15, 2002. It is anticipated that legal fees for trial preparation and the payment of the settlement on the second action will have a negative after tax effect on first quarter earnings of $1.0 to $1.2 million. The subsidiary bank's fidelity bond insurer has denied initial requests for coverage of the losses that may result from these lawsuits. However, after consultation with outside counsel, the Corporation believes that damages that may be awarded for the first case, and the settlement of the second case, should be covered. If the views of management prevail, the 2002 expense would be offset by the insurance recovery. However, due to the complexity of the litigation, the outcome, timing and ultimate effect of these subsequent events is unpredictable.

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