Form 10-K, Exhibit 13
period 2002-12-31
TRI CITY BANKSHARES CORP
filed 2003-03-28
CIK 313337

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Tri City Bankshares Corporation
Years ended December 31, 2002, 2001 and 2000

Dear Shareholders,

As this letter is being written, it is a foggy day but the birds are singing cheerily. The same scenario can relate to many things in our business world.

Our year has had some troublesome times in the legal arena and in the passing of one of our founding organizers and directors, William P. McGovern. Bill's long time contribution to our success will always be remembered. As we are all aware, the economy has staggered for the entire year and the threat of war and terrorism is ever present. Despite these challenges, Tri City National Bank experienced record breaking profits during the third and fourth quarters of 2002. We also opened a new seven-day a week office during the year. Subsequent to year end we have increased the dividend 11.6% for the year 2003 and completed a three-for-one stock split. We have two new directors of the holding company and the banking subsidiary in Scott Gerardin, Senior Vice President and General Counsel for the corporation and William Beres, a CPA who is currently CFO at Wisvest, a wholly owned subsidiary of Wisconsin Energy Corp. Further, in spite of our national economic woes, we still live in the most prosperous and free nation in the world. As your country and your company deal with every challenge, the focus is on maintaining the safety and prosperity you expect.

Although the settlements of the Creve Coeur and Centex lawsuits have been reported in detail several times during the year, an update on our present position is appropriate. A lawsuit filed by the Corporation against our bonding company was dismissed by the court. We have filed an appeal with the Appellate Court of the State of Wisconsin and are presently filing briefs. Joining us in support of our appeal will be the Wisconsin Bankers Association, as the result of this case will have vast implications for all financial institutions.

Highly publicized this past year, corruption and actions by high-level executives at huge corporations caused great financial loss to many individuals. As a result, the federal government passed the Sarbanes Oxley Act of 2002. We are pleased to report that due to the extreme regulatory scrutiny financial institutions have always been subject to, compliance with this new law shall be relatively easy. We are in an enviable position, as we currently have as chairman of the Audit Committee a member of the board who is both a CPA and attorney, another committee member who is a CPA, along with two other successful businessmen serving as outside directors on the committee.

As we approach our fortieth anniversary in October, 2003, we are pleased and proud of the accomplishments your corporation has made and will continue with this optimism into our future.


With this, our commitment to you, we remain
Very truly yours,

TRI CITY BANKSHARES CORPORATION

/s/Henry Karbiner, Jr.

Henry Karbiner, Jr.
President, Chairman of the Board

                    Directors and Officers of the Corporation



DIRECTORS

Frank J. Bauer          President of Frank Bauer Construction Company, Inc.

William N. Beres        Chief Financial Officer of Wisvest Corporation

Sanford Fedderly        Retired Registered Pharmacist

Scott D. Gerardin       Senior Vice President and General Counsel of
                        Tri City National Bank

William Gravitter       President of Hy-View Mobile Home Court, Inc.

Henry Karbiner, Jr.     Chairman of the Board, President and Chief Executive
                        Officer of the Corporation and Chairman of the Board and Chief Executive Officer of Tri City National Bank

William L. Komisar      Partner, Komisar Brady & Co., LLP, CPA

Christ Krantz           Vice President of K.R.K., Inc. (corporation owning
                        Ramada - Airport Motel, Milwaukee) and partner in
                        Veterans Linen Supply Company and President of
                        Krantz Realty

Robert W. Orth          Executive Vice President of Tri City National Bank,
                        and Senior Vice President of the Corporation

Ronald K. Puetz         President and Chief Operating Officer of Tri City
                        National Bank and Executive Vice President of the
                        Corporation and Vice President and Treasurer of NDC, LLC

Agatha T. Ulrich        Chairman and Director of NDC, LLC, President and
                        Director of the David A. and Agatha T. Ulrich
                        Foundation, Inc.

David A. Ulrich, Jr.    Independent Investor and Retired Vice President and
                        Director of Mega Marts, Inc. and Retired Vice President and Director of NDC, LLC, and Director of the David A.
                        and Agatha T. Ulrich Foundation, Inc.

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

Forward-looking statements are subject to significant risks and uncertainties, the Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to:

o General economic and industry conditions, either nationally or in the state in which the Corporation does business, which are less favorable than expected and that result in, among other things, a deterioration in credit quality and/or loan performance and collectibility;

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

CRITICAL ACCOUNTING POLICIES

A number of accounting policies require us to use our judgment. Two of the more significant policies are:

o Establishing the amount of the provision for loan loss reserve.
         We evaluate our loan portfolio at least quarterly to determine the adequacy of the loan loss reserve. Included in the review are five components: (1) A historic review of losses and reserve coverage based on peak and average loss volume. (2) A review of portfolio trends in volume and composition with attention to possible concentrations. (3) A review of delinquency trends and loan performance compared to our peer group. (4) A review of local and national economic conditions; and (5) A quality analysis review of non-performing loans identifying charge-offs, potential loss after collateral liquidation and credit weaknesses requiring above normal supervision. If we misjudge the adequacy of the reserve and experience a loss, a charge to earnings may result.

o        Establishing the value of mortgage servicing rights.
         Mortgage servicing rights (MSR's) are established on loans (primarily mortgage loans) that we originate and sell, but continue to service as we collect the payments and tax escrows. Generally Accepted Accounting Principles require that we recognize, as income, the estimated fair market value of the asset when originated, even though management does not intend to sell these rights. The estimated value of MSR's is the present value of future net cash flows from the servicing relationship using current market assumptions for factors such as prepayments and servicing costs. As the loans are repaid and the servicing revenue is earned, MSR's are amortized. Net servicing revenues and newly originated MSR's generally exceed this amortization expense. However, if actual prepayment experience is greater than anticipated and new loan volume declines, net servicing revenues may be less than expected and a charge to earnings may result.

FINANCIAL CONDITION

The Corporation's assets grew $29.9 million (5.0%) during 2002. In spite of economic uncertainties, fueled by world events such as the possibility of war in the Middle East, disruption or potential disruption of oil production in South America and the Middle East, and domestic issues such as the accounting scandals, the realignment of the stock market, and the lowest interest rates in decades, the Corporation has continued to grow and maintain an acceptable level of income.

Cash and cash equivalents decreased $13.4 million (21.1%) during 2002. This decrease is the result of management's efforts to maximize earnings through the expansion of the investment portfolio and loans. In view of the decline in interest rates noted during the year, management considered it prudent to invest excess short-term assets such as federal funds sold and cash levels in excess of those required by federal regulation into traditional investment portfolio securities. A concerted effort was made during the second half of the year to deploy funds in suitable investment securities that offered both liquidity as well as safety.

Investment securities have increased $18.9 million (13.1%) during 2002. Modest loan demand in the second half of the year necessitated adding to the Corporation's investment portfolio. During the continued downward rate shift of 2002, management made a concerted effort during the third and fourth quarters to replace the portfolio's scheduled and early (called) maturities as well as to expand the portfolio. Management continues to follow its hold-to-maturity philosophy for the investment portfolio, therefore seeking shorter-term (3 to 5 year) maturities during this historically low interest rate environment.

Actual loan balances for the Corporation have increased $24.9 million (6.7%) in 2002. Commercial loan demand rebounded as expected during the first half of the year, but slowed again in the third and fourth quarters. Lackluster commercial loan demand noted during the third and fourth quarters was prevalent throughout the banking industry. Commercial activity which does exist is very competitive as existing and potential borrowers are seeking the lowest rates with the longest maturities possible. Continued downward pressure on rates is expected during the coming year. Lenders in our community branch offices were very active originating mortgage loans for sale in the secondary market during the second half of the year as refinancing activity hit all time record highs. The subsidiary bank generated in excess of $100 million of such loans providing fee income and new customer opportunities if not portfolio growth. The allowance for loan losses increased $291,400 (6.0%) during 2002 to $5,118,705. The increase to the allowance is the result of a provision for loan loss during 2002 in the amount of $420,000 and net charge-offs during the year of approximately $128,600 (0.032% of the loan portfolio). The allowance is considered adequate by management to absorb probable and estimatable losses which may occur through the ordinary course of business as it relates to the current loan portfolio, current economic conditions and projections of future performance.

The Corporation's investment in premises and equipment decreased $566,900 (2.5%) during 2002. The Corporation had no significant additions to fixed assets during the year. An investment in one new in-store branch that opened during 2002 and other minimal investments for replacement or upgrade of fixed assets were offset through normal and scheduled depreciation.

Deposits of the Corporation grew $21.9 million (4.2%) during 2002. Core deposits grew $45.2 million ($9.7 million demand deposits and 35.5 million regular savings and or interest bearing transaction accounts), however, approximately $23 million of the higher yielding certificates of deposit growth achieved during 2001 was, with management direction, allowed to runoff during the first quarter of 2002.

The Corporation's borrowing position increased $2.8 million (60.3%) during 2002. However, the Corporation was in a net sold position, when these borrowings were combined with the bank's federal funds sold position as discussed above.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The Corporation's ability to generate adequate amounts of cash to pay obligations as they mature, to maintain lending capacity, and to provide for planned growth while maximizing the Corporation's return on its investments is referred to as "liquidity." The Corporation's most readily available sources of liquidity are the normal turnover of its loan portfolio, investment securities and federal funds sold. Management of the Corporation has always strived to maintain a strong liquidity position by monitoring the repricing opportunities between interest earning assets and interest bearing liabilities. Fluctuations in interest rates can be the main cause for the flow of funds either into or out of a financial institution. As interest rates rise, depositors may attempt to maximize yields on their deposits while still maintaining flexibility. In contrast, a decrease in rates will stimulate loan demand for fixed rate term financing while encouraging shorter-term, more liquid deposit growth. Management believes it has been diligent in growing its core deposit base and maintaining a low borrowing position for the Corporation so that as these fluctuations occur, the Corporation can respond more readily.

The banking subsidiary of the Corporation has the ability to borrow up to $30.0 million in federal funds purchased, with an additional $32.0 million available for short-term liquidity through reverse repurchase agreements available through its correspondent banking relationships. These arrangements are further discussed in Note 14 of the consolidated financial statements.

Federal law restricts extensions of credit by a bank to its parent bank holding company and, with certain exceptions, to other affiliates. There are also restrictions on the amount of dividends a bank's subsidiary may pay to its parent. Note 15 to the consolidated financial statements discusses the application of these limitations to the Corporation and its subsidiary bank.

In addition to the repayment of loans, scheduled maturities of marketable investment securities are significant sources of liquidity. Securities maturing in one year or less amounted to $23.7 million at December 31, 2002, representing 14.6% of total investment securities. The Corporation has not, in the past, relied on sales of investment securities to meet its liquidity needs and management does not intend to do so in the future.

CAPITAL RESOURCES

On June 24, 2002, the Corporation's banking subsidiary opened a new supermarket banking facility in Milwaukee, Wisconsin. The cost of leasehold improvements and equipment at this new facility was funded internally. The investment was regarded as minimal.

The Office of the Comptroller of the Currency (OCC) has issued guidelines which impose certain risk-based capital and leverage standards upon national banks. These guidelines, as well as the capital requirements of bank regulators, are discussed in Note 9 to the consolidated financial statements. Failure to meet applicable capital guidelines could subject the Corporation`s banking subsidiary to a variety of enforcement remedies available to the federal regulatory authorities.

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

RESULTS OF OPERATIONS

                              2002 COMPARED TO 2001

Net income for the Corporation decreased $767,100 (10.1%) during 2002 compared to a decrease of $258,000 (3.3%) during 2001. Year to date income from operations increased $2.7 million (26.5%) before the negotiated settlement of the lawsuits brought by Centrex Credit Corporation and Creve Coeur Mortgage Associates. The negotiated settlements were paid during the first and second quarters. Both the third and fourth quarter results from operations were record earning levels. In spite of the declining interest rate environment, the Corportion's subsidiary was able to increase net interest margins. Net interest income after provision for loan losses increased $2.7 million (10.4%) As a result of the decrease in commercial loan demand the Corporation's subsidiary was able to shift its emphasis to residential mortgage lending for the secondary market. The result was a significant increase in loan fee and servicing income. With interest rates at historically low levels, secondary mortgage lending is expected to remain strong through the second quarter of 2003.

Interest income and fees on loans decreased $2.0 million (6.4%) in 2002 compared to an increase of $1.4 million (4.5%) during 2001. Modest loan growth by the Corporation's subsidiary did not keep pace with the decline in interest rates on its loan portfolio. The subsidiary was able to maintain its net interest margin, which historically has been higher than its peer group of banks. The subsidiary bank's year-to-date net interest margin increased from 5.32% in December 2001 to 5.43% in December 2002. Net interest income increased $2.7 million for the year.

Investment securities interest income increased $579,700 (9.5%) during 2002 compared to a decrease of $973,000 (13.7%) during 2001. As a result of low interest rates, a high level of early (called) maturing securities, and modest commercial loan demand, management chose to expand the investment portfolio in an effort to bridge a portion of the low interest cycle. During the third and fourth quarters management made a concerted effort to invest excess liquidity in securities that provide liquidity as well as safety. During 2002 the average investment portfolio balance of $148.3 million earned a tax equivalent yield of 5.53%. This compares to 6.41% for 2001.

Other income increased $975,800 (13.1%) in 2002 compared to an increase of $19,300 (0.3%) in 2001. The increase is principally associated with the gain on the sale of Federal Home Loan Mortgage Corp. secondary market loans, which increased by $510,000 and a $290,000 increase in the net mortgage servicing rights associated with these loans. In addition, continued growth in check card usage resulted in an increase of $132,000 in the fees paid to the subsidiary bank as the card issuer. Due to economic conditions, demand for commercial lending decreased significantly during the third and fourth quarters. At the same time the demand for fixed rate residential mortgage lending increased significantly. The Corporation's branch banking offices were positioned to provide the necessary service needed to address the demand from our customers, resulting in the fee income increase.

Interest expense on short-term borrowings decreased $668,900 (89.5%) in 2002 compared to a decrease of $1.5 million (66.9%) in 2001. The decrease is the result of a short-term borrowing arrangement to accommodate a significant depositor relationship ending midyear 2001 and significantly lower interest rates being paid on borrowings and deposits.

Interest expense on deposit accounts decreased $4.1 million (34.6%) in 2002 compared to an increase of $478,000 (4.2%) in 2001. Deposit balances have increased, however due to the lower interest rate environment and depositors' choice to hold more liquid types of accounts, interest expense declined. Management also chose not to use promotional rates in an effort to maintain certain deposits. As a result, approximately $23 million of promotional certificates of deposit were reinvested in lower yielding deposit accounts of the banking subsidiary or moved to competitors upon maturity. Additionally as interest rates moved downward management monitored them very closely in an effort to adjust rates based upon competition and need.

Other expenses increased $5.0 million (21.8%) during 2002 compared to an increase of $2.0 million (9.3%) during 2001. As disclosed in letters to shareholders and SEC filings during the year, negotiated settlements for the lawsuits brought by Centrex Credit Corporation and Creve Coeur Mortgage Associates accounted for $4.25 million of the $5.0 million increase in other expenses.

                              2001 COMPARED TO 2000

Net income for the Corporation decreased $258,000 (3.3%) during 2001 compared to an increase of $867,000 (12.4%) during 2000. During the first quarter of 2000 the Corporation sold its investment in the First National Bank of Eagle River located in Eagle River, Wisconsin. The gain from this sale was included in other income with the associated tax included in the Corporation's tax provision. If this extraordinary transaction had not occurred, 2001 net income of the Corporation would have been $234,800 (3.2%) over the 2000 net income or $0.03 per average common share.

Interest income and fees on loans increased $1.4 million (4.5%) in 2001 compared to an increase of $4.7 million (18.1%) during 2000. The downturn of the economy early in 2001 plus the national tragedy that occurred on September 11 had an effect on loan demand and interest rates. Average loans increased $28.3 million during 2001 compared to an increase of $45.8 million in 2000 and the average yield on loans in 2001 was 30 basis points lower than the yield experienced in 2000. The Corporation's management team is pursuing the small business market segment using very competitive rates in order to attract new customers.

The investment securities interest income decreased $973,000 (13.7%) during 2001 compared to a decrease of $595,700 (7.8%) during 2000. The Corporation chose not to replace some securities that had matured or had been called because suitable yields or maturities were not available. In 2001 interest earned on an average security balance of $121.3 million at a tax equivalent yield was 6.37%. This compares to interest earned in 2000 on an average balance of $137.7 million at 6.41%.

Other income has increased $19,300 (.3%) in 2001 compared to an increase of $213,375 (3.1%) in 2000. Most of the 2000 gain was the aforementioned pretax gain of $810,750 on the sale of an investment in the First National Bank of Eagle River. This was recorded in other income as ordinary gain. During 2001 the Corporation has begun to offer investment services to its customers. This venture, although not providing a return on investment during 2001, added to the net income of the Corporation in 2002. Check card usage fees have also increased substantially to over $600,000 during the past year. This revenue is paid as merchant discount by retailers, rather than a fee paid by depositors.

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

Other expenses increased $2.0 million (9.3%) during 2001 compared to an increase of $533,300 (2.6%) during 2000. The most significant component was $838,000 attributable to an increase in legal expenses required to defend the banking subsidiary in two legal actions. These actions are discussed in Note 20 to the consolidated financial statements. Employee benefits also increased during 2001 due to an increase in health insurance premiums that almost doubled during the last half of the year. Occupancy and equipment increased due to the opening of a new full service banking facility in South Milwaukee, Wisconsin and the acquisition of new equipment to provide document imaging as an added offered service for our customers.

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

Interest rate risk (IRR) is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value. However, excessive levels of IRR could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Corporation's safety and soundness.

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

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, by shortening terms of new loans or investments; and hedging existing assets, liabilities or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments often are used for this purpose. Since these instruments are sensitive to interest rate changes, they require management expertise to be effective. The Corporation has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

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

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2002 and 2001.

                         Tri City Bankshares Corporation

                     Quantitative Disclosures of Market Risk

                                December 31, 2002
                                 (In Thousands)


                                                          Principal Amount Maturing in                               Fair Value
                               ------------------------------------------------------------------------------------ -----------
                               ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                  2003        2004        2005        2006        2007     Thereafter    Total      12/31/02
                               ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Rate-sensitive assets:
  Fixed interest rate loans     $112,219     $91,279    $116,521     $11,814    $  1,970      $7,871    $341,674    $348,641
     Average interest rate         7.21%       7.34%       6.84%       6.92%       5.71%       5.07%       7.05%
  Variable interest rate       $  31,572    $  6,950   $    9,155  $     846    $  3,788      $3,798   $  56,110   $  57,254
     loans
     Average interest rate         4.58%       4.66%       4.58%       5.16%       6.39%       6.01%       4.82%
  Fixed interest rate securitie$  23,689     $27,963   $  46,992     $49,006     $13,882      $1,092    $162,622    $165,978
     Average interest rate         4.87%       5.67%       4.69%       4.68%       5.01%       6.20%       4.92%
  Other interest bearing assets$  11,505                                                               $  11,505   $  11,505
     Average interest rate         1.70%                                                                   1.70%

Rate-sensitive liabilities:
   Savings and
     interest-bearing checking  $275,907                                                                $275,907    $275,907
     Average interest rate         1.18%                                                                   1.18%
  Time deposits                $  88,920     $13,994   $    8,388   $  6,312    $  2,919   $       0    $120,534    $121,949
     Average interest rate         2.82%       2.96%       5.40%       5.40%       3.72%       0.00%       3.17%
   Variableinterest rate
     borrowings                $   7,500                                                              $    7,500  $    7,500
     Average interest rate         1.29%                                                                   1.29%



                         Tri City Bankshares Corporation

                     Quantitative Disclosures of Market Risk

                                December 31, 2001
                                 (In Thousands)


                                                         Principal Amount Maturing in                              Fair Value
                             -------------------------------------------------------------------------------------------------
                                 2002        2003        2004        2005        2006     Thereafter    Total      12/31/01
                             -------------------------------------------------------------------------------------------------
Rate-sensitive assets:
  Fixed interest rate loans    $107,602     $80,814     $96,477     $11,971      $7,515      $7,741    $312,120    $317,414
    Average interest rate         7.90%       8.20%       7.56%       7.95%       7.45%       6.35%       7.82%
  Variable interest rate        $33,292      $5,085      $5,857      $3,562      $2,750     $10,172     $60,718     $61,748
  loans
    Average interest rate         4.69%       5.10%       5.23%       5.88%       4.83%       6.64%       5.18%
  Fixed interest rate           $16,275     $22,496     $26,991     $44,596     $23,664      $9,733    $143,754    $144,973
    securities
    Average interest rate         6.32%       5.90%       5.95%       5.33%       6.14%       6.38%       5.85%
  Other interest bearing        $18,982                                                                 $18,982     $18,982
    assets
    Average interest rate         3.28%                                                                   3.28%

Rate-sensitive liabilities:
  Savings and                                                                                          $240,387
    interest-bearing checking  $240,387                                                                            $240,387
    Average interest rate         1.93%                                                                   1.93%
  Time deposits                $106,132     $21,066      $3,645      $6,371      $6,592       $   0    $143,805    $145,509
    Average interest rate         4.27%       4.73%       4.73%       6.07%       5.63%       0.00%       4.49%
  Variable interest rate
    borrowings                  $ 4,679                                                                 $ 4,679     $ 4,679
    Average interest rate         3.79%                                                                   3.79%

                                    Form 10-K


                         Tri City Bankshares Corporation

                             Selected Financial Data


                                  2002         2001         2000         1999         1998         1997         1996         1995
                                 ---------------------------------------------------------------------------------------------------

Total interest income         $36,851,725  $38,917,085  $38,564,214  $33,788,288  $33,540,240  $32,109,169  $30,114,579  $27,724,625
Total interest expense          7,839,428   12,608,919   13,640,563   10,962,687   11,170,653   10,657,307   10,645,630    9,468,149
Net interest income            29,012,297   26,308,166   24,923,651   22,825,601   22,369,587   21,451,862   19,468,949   18,256,476
Provision for loan losses         420,000      420,000      300,000      225,000      600,000      600,000      300,000      248,139
Net interest income after
   provision for loan losses   28,592,297   25,888,166   24,623,651   22,600,601   21,769,587   20,851,862   19,168,949   18,008,337
Income before income taxes      9,018,972   10,352,054   10,769,069    9,066,001    9,370,239    8,910,197    7,761,293    7,509,719
Net income                      6,854,972    7,622,054    7,880,069    7,013,001    6,970,239    6,492,197    5,807,293    5,350,578

Net income per share                 .857         .973        1.027         .923         .923         .867         .780         .723
Cash dividends declared
  per share                          .573         .507         .467         .400         .333         .283         .233         .167

Average daily balances:                                                             (In Thousands)

   Total assets               $   600,114  $   569,906  $   546,183  $   507,232  $   465,437  $   436,204  $   410,975  $   371,795
   Total net loans                389,362      366,316      339,243      293,541      269,773      257,907      237,524      220,969
   Total investment
     securities                   148,579      121,311      136,523      150,943      126,641      120,792      115,810      105,758
   Total deposits                 515,339      476,164      440,620      435,046      404,305      376,093      358,296      324,469
   Total stockholders'
     equity                        75,963       71,077       65,427       60,144       55,122       50,266       45,677       41,532

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

                                              2002             2001
                                        -----------------------------------
Price range:
   First quarter                             $14.92           $13.67
   Second quarter                             15.11            14.00
   Third quarter                              15.70            14.33
   Fourth quarter                             16.30            14.58

As of December 31, 2002, the number of holders of record of the Corporation's common stock was 728.

The Corporation declared four quarterly cash dividends in 2002 in the amount of $0.143 per share. These dividends were declared on January 7, April 10, July 10 and October 9, payable on January 18, April 18, July 18 and October 17, respectively. Quarterly dividends of $0.127 per share were declared during each of the four quarters of 2001.

The Corporation is not party to any loan agreement, indenture or other agreement which restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 15 to the consolidated financial statements for restrictions imposed by regulatory agencies on the subsidiary bank's ability to transfer funds to the parent corporation.

                         Report of Independent Auditors


Board of Directors
Tri City Bankshares Corporation

We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                            /S/Ernst & Young LLP

Milwaukee, Wisconsin
February 7, 2003 except for
Note 21 as to which date
is February 28, 2003

                         Tri City Bankshares Corporation

                           Consolidated Balance Sheets

                                                       December 31
                                                2002                2001
                                          ------------------------------------
 Assets
 Cash and due from banks                  $  38,804,170       $  44,754,703
 Federal funds sold                          11,504,760          18,982,448
                                          -------------       -------------
 Cash and cash equivalents                   50,308,930          63,737,151
 Investment securities held
   to maturity (fair value of
   $166,747,283--2002 and
   $145,797,575--2001                       162,622,215         143,753,829

 Loans                                      397,783,699         372,838,112
 Less allowance for loan losses              (5,118,705)         (4,827,300)
                                          -------------       -------------
 Net loans                                  392,664,994         368,010,812
 Premises and equipment                      22,188,798          22,755,736
 Mortgage servicing rights                      789,903             250,000
 Other assets                                 4,116,888           4,265,457
                                          -------------       -------------
                                          $ 632,691,728       $ 602,772,985
                                          =============       =============
 Liabilities and stockholders' equity
 Deposits                                 $ 543,184,250       $ 521,269,309
 Reverse repurchase agreements                1,500,000           3,250,000
 Short-term borrowings                        6,000,000           1,429,256
 Other liabilities                            2,169,212           1,958,971
                                          -------------       -------------
 Total liabilities                          552,853,462         527,907,536
 Stockholders' equity:
    Common stock, $1 par value:
      Authorized - 15,000,000 shares
      Issued and outstanding (2002--8,062,536 shares;
        2001--7,889,502 shares)               8,062,536           7,889,502
    Additional paid-in capital               11,243,343           8,736,812
    Retained earnings                        60,532,387          58,239,135
                                          -------------       -------------
 Total stockholders' equity                  79,838,266          74,865,449
                                          -------------       -------------
                                          $ 632,691,728       $ 602,772,985
                                          =============       =============
See accompanying notes.

                         Tri City Bankshares Corporation

                        Consolidated Statements of Income

                                                   Year ended December 31
                                              2002         2001         2000
                                          -------------------------------------
 Interest income:
    Loans, including fees                 $29,922,942  $31,966,202  $30,591,678
    Investment securities:
      Taxable                               3,594,487    2,834,522    3,480,675
      Exempt from federal income tax        3,089,815    3,270,040    3,596,888
    Federal funds sold                        244,481      846,321      894,973
                                          -----------  -----------  -----------
 Total interest income                     36,851,725   38,917,085   38,564,214

 Interest expense:
    Deposits                                7,760,564   11,861,141   11,383,039
    Short-term borrowings                      78,864      747,778    2,257,524
                                          -----------  -----------  -----------
 Total interest expense                     7,839,428   12,608,919   13,640,563
                                          -----------  -----------  -----------
 Net interest income                       29,012,297   26,308,166   24,923,651
 Provision for loan losses                    420,000      420,000      300,000
                                          -----------  -----------  -----------
 Net interest income after provision
   for loan losses                         28,592,297   25,888,166   24,623,651

 Other income:
    Service charges                         2,878,749    2,855,447    2,925,366
    Rental income                           1,187,711    1,246,226    1,006,234
    Gain on sale of loans                   1,400,663      570,675       17,578
    Other                                   2,940,214    2,759,164    3,213,046
                                          -----------  -----------  -----------
 Total other income                         8,407,337    7,431,512    7,162,224
 Other expenses:
    Salaries and employee benefits         13,252,024   12,372,792   11,669,021
    Occupancy                               3,062,153    2,979,411    2,916,829
    Equipment                               1,904,588    1,552,080    1,445,745
    Data processing                         1,352,830    1,222,953    1,140,979
    Advertising and promotional               615,641      625,947      550,357
    Regulatory agency assessments             224,766      207,974      206,487
    Office supplies                           574,078      605,633      568,658
    Litigation Settlement                   4,250,000         --           --
    Other                                   2,744,551    3,400,834    2,518,730
                                          -----------  -----------  -----------
 Total other expenses                      27,980,631   22,967,624   21,016,806
                                          -----------  -----------  -----------
 Income before income taxes                 9,018,972   10,352,054   10,769,069
 Income taxes                               2,164,000    2,730,000    2,889,000
                                          -----------  -----------  -----------
 Net income                               $ 6,854,972  $ 7,622,054  $ 7,880,069
                                          ===========  ===========  ===========

 Net income per share                     $      .857  $      .973  $     1.027
                                          ===========  ===========  ===========

 Average shares outstanding                 7,991,745    7,821,330    7,668,534
                                          ===========  ===========  ===========
See accompanying notes.

                         Tri City Bankshares Corporation

                 Consolidated Statements of Stockholders' Equity

                           Common Additional Retained

                                           Additional
                                Common      Paid-In      Retained
                                 Stock      Capital      Earnings       Total
                             --------------------------------------------------
Balances at January 1, 2000  $ 7,614,696  $ 5,258,905  $50,251,232  $63,124,833
 Net income                         --           --      7,880,069    7,880,069
 Cash dividends declared
  --$1.40 per share                 --           --     (3,568,163)  (3,568,163)
 Common stock issued under
  dividend reinvestment plan
  --37,595 shares                112,785    1,348,081         --      1,460,866
 Common stock fractional
  shares redeemed                    (90)      (1,073)        --         (1,163)
                             -----------  -----------  -----------  -----------
Balances at December 31, 2000  7,727,391    6,605,913   54,563,138   68,896,442
 Net income                         --           --      7,622,054    7,622,054
 Cash dividends declared
  --$1.52 per share                 --           --     (3,946,057)  (3,946,057)
 Common stock issued under
  dividend reinvestment plan
  --54,052 shares                162,156    2,131,505         --      2,293,661
 Common stock fractional
  shares redeemed                    (45)        (606)        --           (651)
                             -----------  -----------  -----------  -----------
Balances at December 31, 2001  7,889,502    8,736,812   58,239,135   74,865,449
 Net income                    6,854,972    6,854,972
 Cash dividends declared
  --$1.72 per share                 --           --     (4,561,720)  (4,561,720)
 Common stock issued under
  dividend reinvestment plan
  --57,695 shares                173,085    2,507,001         --      2,680,086
 Common stock fractional
  shares redeemed                    (51)        (470)        --           (521)
                             -----------  -----------  -----------  -----------
Balances at December 31, 2002$ 8,062,536  $11,243,343  $60,532,387  $79,838,266
                             ===========  ===========  ===========  ===========
See accompanying notes

                         Tri City Bankshares Corporation

                      Consolidated Statements of Cash Flows

                                                                       Year ended December 31
                                                                2002            2001            2000
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Operating activities
Net income                                                 $    6,854,972   $   7,622,054   $   7,880,069
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for loan losses                                    420,000         420,000         300,000
     Depreciation on premises and equipment                     2,057,661       1,936,601       1,836,314
     Gain on sale of loans                                     (1,400,663)       (570,675)        (17,578)
     Proceeds from sale of loans held for sale                100,494,561      64,230,204       5,027,638
     Origination of loans held for sale                       (99,093,898)    (63,659,529)     (5,010,060)
     Amortization of premiums and accretion of
       discounts on investment securities                         175,996         152,509         220,488
     Decrease (increase) in interest receivable                   184,113         372,231        (298,366)
     Decrease in interest payable                                (386,810)       (230,450)       (389,003)
     Other                                                       (365,206)       (324,878)       (776,121)
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Net cash provided by operating activities                       9,327,536      10,178,517       9,162,384

Investing activities
Proceeds from repayment, calls and maturities of
   investment securities held to maturity                      85,182,181      65,573,918       8,514,506
Purchases of investment securities held to maturity          (104,226,563)    (75,193,187)     (1,000,000)
Net increase in loans                                         (25,074,182)    (11,066,965)    (43,018,594)
Net purchases of premises and equipment                        (1,490,723)     (3,099,001)     (2,605,471)
Proceeds from sale of unconsolidated subsidiary                         -               -       2,671,064
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Net cash used by investing activities                         (45,609,287)    (23,785,235)    (35,438,495)

Financing activities
Sale of common stock                                            2,679,565       2,293,010       1,459,703
Net increase in deposits                                       21,914,941      51,128,173      10,671,200
Net increase (decrease) in short-term borrowings                2,820,744     (17,340,835)     17,441,031
Cash dividends                                                 (4,561,720)     (3,946,057)     (3,568,163)
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Net cash provided by financing activities                      22,853,530      32,134,291      26,003,771
                                                          -------------------------------------------------
                                                          -------------------------------------------------

Increase (decrease) in cash and cash equivalents              (13,428,221)     18,527,573        (272,340)
Cash and cash equivalents at beginning of year                 63,737,151      45,209,578      45,481,918
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Cash and cash equivalents at end of year                    $  50,308,930    $ 63,737,151    $ 45,209,578
                                                          =================================================
                                                          =================================================

Supplementary information:
   Interest paid                                           $    8,226,238    $ 12,839,368    $ 13,251,560
   Income taxes paid                                            1,434,000       2,395,000       2,685,000

See accompanying notes.

                         Tri City Bankshares Corporation

                   Notes to Consolidated Financial Statements

                                December 31, 2002


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

INTEREST ON LOANS

Interest on loans is accrued and credit to income, as earned, on a daily basis based on the principal amount outstanding. The accrual of interest income is discontinued when a loan becomes contractually past due by more than 90 days with respect to principal or interest. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest.

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

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is approved quarterly by the Corporation's Board of Directors. The allowance reflects management's best estimate of the reserves needed to provide for the probable and estimable losses on loans, and is based on a risk model developed and implemented by management and approved by the Corporation's Board of Directors.

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

Per Share Data

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during each year. The Corporation has no potentially dilutive securities outstanding during the three years ended December 31, 2002.

INTERIM FINANCIAL DATA

The interim financial data (see Note 19) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

SEGMENT REPORTING

The Corporation has determined that it has one reportable segment - community banking. The Corporation offers a range of financial products and services to external customers, including: accepting deposits, originating residential, consumer and commercial loans and, to a much lesser extent, leasing space in branch facilities to third parties. Revenues for each of these products and services are disclosed in the consolidated statements of income.

RECENT ACCOUNTING CHANGES

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and certain intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the SFAS. Other intangible assets will continue to be amortized over their useful lives. The provisions of SFAS No. 142 were adopted on January 1, 2002 and had no effect on the Corporation's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the provisions for the disposal of a segment of a business in APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement requires that long-lived assets to be disposed of by sale be measured at the lower of their carrying amount or fair value less cost to sell, and recognition of impairment losses on long-lived assets to be held if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows and exceeds its fair value.

Additionally, SFAS No. 144 resolved various implementation issues related to SFAS No.121. The provisions of SFAS No. 144 were adopted on January 1, 2002 and had no effect on the Corporation's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is probable and represents obligations to transfer assets or provide services as a result of past transactions. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 and are not expected to have a material impact on the Corporation's consolidated financial statements.

On December 31, 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effect of the Corporation's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The provisions of SFAS No. 148 were adopted on December 31, 2002 and had no effect on the Corporation's consolidated financial statements.

RECLASSIFICATIONS

Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 presentation.

2. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The subsidiary bank is required to maintain non-interest-earning reserve balances with the Federal Reserve Bank or in vault cash. The amount of the reserve requirement as of totaled approximately $5,857,000 and $9,536,000 at December 31, 2002 and 2001, respectively.

3.  INVESTMENT SECURITIES

The amortized cost and fair values of investments in debt securities were as follows:

                                                 Gross     Gross
                                  Amortized   Unrealized  Unrealized    Fair
                                     Cost        Gains     Losses       Value
                                ------------------------------------------------
At December 31, 2002:
   Held-to-maturity:
     U.S. Treasury securities
     and obligations of U.S.
     government agencies        $ 67,810,172  $1,666,138  $    --   $ 69,476,310
     Obligations of states and
       political subdivisions     94,812,043   2,503,048   44,118     97,270,973
                                ------------  ----------  -------   ------------
                                $162,622,215  $4,169,186  $44,118   $166,747,283
                                ============  ==========  =======   ============
At December 31, 2001:
   Held-to-maturity:
     U.S. Treasury securities
     and obligations of U.S.
     government agencies        $ 71,000,000  $1,076,638  $302,504  $ 71,774,134
     Obligations of states and
       political subdivisions     72,753,829   1,312,535   42,923     74,023,441
                                ------------  ----------  --------  ------------
                                $143,753,829  $2,389,173  $345,427  $145,797,575
                                ============  ==========  ========  ============
The amortized cost and fair value of investments in debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Amortized            Fair
                                                    Cost               Value
                                               --------------------------------
 Due in one year or less                       $  23,688,550     $  23,933,687
 Due after one year through five years           137,842,060       141,671,026
 Due after five years through ten years            1,091,605         1,142,570
                                               --------------------------------
                                               $ 162,622,215     $ 166,747,283
                                               ================================

There were no sales of securities in 2002, 2001 or 2000. At December 31, 2002, investment securities with a carrying value of $37,530,680 were pledged as collateral to secure public funds, customer deposits and various borrowing arrangements.

4.  SALE OF INVESTMENT IN AFFILIATE BANK

In January of 2000, the Corporation sold its 23.54% ownership interest of First National Bank of Eagle River (FNER), which was accounted for using the equity method of accounting. Gain on sale of the investment of $810,748 in 2000 is included in other income in the consolidated statements of income.

5.  Loans

Loan balances classified by type were as follows:

                                                         December 31
                                                  2002                2001
                                             ---------------------------------

 Commercial                                  $  28,587,008       $  42,094,372
 Real estate - construction                     38,125,221          28,262,912
 Real estate - mortgage:
    Single family                              158,722,569         145,899,261
    Multi-family                                10,489,662           7,791,092
    Nonresidential                             133,141,297         119,374,209
 Installment                                    28,717,942          29,416,266
                                             ---------------------------------
                                             $ 397,783,699       $ 372,838,112
                                             =================================

In the ordinary course of business, the Bank grants loans to related parties, which include certain directors and officers of the Corporation, and entities in which such persons are principal shareholders. These loans are made at terms which do not vary from terms that would have been obtained if the transactions had been with unrelated parties and do not involve more than a normal risk of collectibility. Loans outstanding at December 31, 2002 and 2001, to such related parties approximated $2,512,315 and $1,599,377, respectively. During 2002 and 2001, $2,251,500 and $943,000 of new related party loans were made and repayments totaled $1,338,562 and $811,000, respectively.

6.  ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the three years in the period ended December 31, 2002, were as follows:

                                       2002            2001            2000
                                   ------------------------------------------

 Balance at beginning of year      $4,827,300      $4,521,465      $4,340,357
 Provision for loan losses            420,000         420,000         300,000
 Loans charged off                   (228,663)       (165,710)       (200,754)
 Recoveries on loans charged off      100,068          51,545          81,862
                                   ------------------------------------------
 Balance at end of year            $5,118,705      $4,827,300      $4,521,465
                                   ==========================================

Nonaccrual loans totaled approximately $337,010 and $128,000 at December 31, 2002 and 2001, respectively.

The unpaid principal balance of loans serviced for others was $155,717,847, $103,685,954 and $66,340,356 at December 31, 2002, 2001, and 2000, respectively.
These loans are not reflected in the consolidated financial statements.

7. MORTGAGE SERVICING RIGHTS

The activity related to mortgage servicing rights is summarized as follows.

                                                  2002               2001
                                            ----------------- -----------------
Mortgage servicing rights as of January 1,      $250,000           $      -
Originated                                       819,744            250,000
Amortized                                        279,841                  -
                                            ----------------- -----------------
Mortgage servicing rights as of December 31,    $789,903           $250,000
                                            ================= =================

There was no activity with respect to mortgage servicing rights prior to the year ended December 31, 2001. A valuation allowance for the impairment of mortgage servicing rights was not necessary as of December 31, 2002 or 2001.

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment as of December 31, 2002. Future amortization may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.


Estimate for the year ending December 31:
   2003                                                      $190,680
   2004                                                       190,680
   2005                                                       190,680
   2006                                                       190,680
   2007                                                        27,183
                                                            ----------
Total                                                        $789,903
                                                            ==========

8.  PREMISES AND EQUIPMENT

Premises and equipment were comprised of the following:

                                                        December 31
                                                  2002              2001
                                            ------------------------------
 Land                                       $  5,482,491      $  5,138,076
 Buildings and leasehold improvements         23,941,476        23,013,367
 Furniture and equipment                      10,453,941        10,080,373
                                            ------------------------------
                                              39,877,908        38,231,816
 Less accumulated depreciation                17,689,110        15,476,080
                                            ------------------------------
                                            $ 22,188,798      $ 22,755,736
                                            ==============================

Total depreciation expense was $2,057,661, $1,936,601 and 1,836,314 for the years ended 2002, 2001 and 2000 respectively.

9.  REGULATORY CAPITAL

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulators to ensure capital adequacy require minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, those terms are defined in the regulations. Management believes, as of December 31, 2002, that both the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Office of the Comptroller of Currency categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios of 10%, 6% and 5%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

The actual and required capital amounts and ratios were as follows:

                                                                       To Be Well Capitalized Under
                                                           For Capital    Prompt Corrective Action
                                         Actual        Adequacy Purposes       Provisions
                                 ------------------------------------------------------------
                                    Amount    Ratio      Amount    Ratio     Amount    Ratio
                                 ------------------------------------------------------------
As of December 31, 2002
Total Capital
   (to Risk-Weighted Assets):
     Consolidated                $84,957,000  19.99%  $33,474,000  8.00%  $41,842,000  10.00%
     Tri City Bank                80,323,000  18.91    33,444,000  8.00    41,805,000  10.00%
Tier I Capital
   (to Risk-Weighted Assets):
     Consolidated                $79,838,000  18.78 % $16,737,000  4.00%  $25,105,000   6.00%
     Tri City Bank                75,204,000  17.70    16,722,000  4.00    25,083,000   6.00
Tier I Capital - Leverage ratio
     (to Average Assets):
     Consolidated                $79,838,000  12.89%  $24,774,000  4.00%  $30,967,000   5.00%
     Tri City Bank                75,204,000  12.15    24,760,000  4.00    30,950,000   5.00

As of December 31, 2001
Total Capital
   (to Risk-Weighted Assets):
     Consolidated                $79,693,000  20.19%  $31,570,000  8.00%  $39,462,000  10.00%
     Tri City Bank                75,231,000  19.08    31,540,000  8.00    39,424,000  10.00
Tier I Capital
   (to Risk-Weighted Assets):
     Consolidated                $74,865,000  18.97%  $15,785,000  4.00%  $23,677,000   6.00%
     Tri City Bank                70,404,000  17.86    15,770,000  4.00    23,655,000   6.00
Tier I Capital - Leverage ratio
     (to Average Assets):
     Consolidated                $74,865,000  12.70%  $23,571,000  4.00%  $29,464,000   5.00%
     Tri City Bank                70,404,000  11.95    23,557,000  4.00    29,447,000   5.00


Differences between the Corporation's equity under generally accepted accounting principles and capital as determined by regulators is a result of the allowance for loan losses.

10.  DEPOSITS

Deposits are summarized as follows:

                                                          December 31
                                                    2002                2001
                                               --------------------------------
Checking accounts:
    Noninterest-bearing                        $146,743,828        $137,077,682
    Interest bearing                             96,339,122          60,397,460
                                               --------------------------------
                                                243,082,950         197,475,142

 Money market accounts                           50,958,318          58,975,411

 Savings accounts                               128,609,071         121,013,308

 Certificate accounts:
    Due within one year                          88,919,906         106,131,724
    After one but within two years               13,993,978          21,065,749
    After two but within three years              8,388,404           3,644,643
    After three but within four years             6,312,186           6,370,994
    After four years                              2,919,437           6,592,338
                                               --------------------------------
                                                120,533,911         143,805,448
                                               --------------------------------
                                               $543,184,250        $521,269,309
                                               ================================

The aggregate amount of certificate accounts with balances of $100,000 or more is approximately $40,977,000 and $48,146,000 at December 31, 2002 and 2001,
respectively.

Interest expense on deposits was as follows:

                                                         December 31
                                               2002         2001         2000
                                           ------------------------------------

 Interest-bearing checking accounts        $1,076,785   $  928,626   $  861,554
 Money market accounts                        699,042    1,119,999    1,546,587
 Savings accounts                           1,226,144    1,820,290    2,613,839
 Certificate accounts                       4,758,593    7,992,226    6,361,059
                                           ------------------------------------
                                           $7,760,564  $11,861,141  $11,383,039
                                           ====================================

11.  EMPLOYEE BENEFIT PLAN

The Corporation has a contributory defined-contribution 401(k) retirement plan. This plan covers all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Corporation may make regular and matching contributions to the plan each year. In 2002, 2001 and 2000, the Corporation provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Corporation recorded expense of $303,513, $267,510 and $263,096 for 2002, 2001 and 2000, respectively.

12.  INCOME TAXES

The significant components of income tax expense for each of the three years in the period ended December 31, 2002, were:

                                      2002              2001             2000
                                  ---------------------------------------------

 Federal                          $1,965,000        $2,441,000       $2,505,000
 State                               199,000           289,000          384,000
                                  ---------------------------------------------
                                  $2,164,000        $2,730,000       $2,889,000
                                  =============================================

 Current                          $1,793,000        $2,721,000       $3,258,000
 Deferred expense (benefit)          371,000             9,000         (369,000)
                                  ---------------------------------------------
                                  $2,164,000        $2,730,000       $2,889,000
                                  =============================================

Differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes for each of the three years in the period ended December 31, 2002, were as follows:

                                         2002            2001            2000
                                    -------------------------------------------

 Income before income taxes         $ 9,018,972     $10,352,054     $10,769,069
                                    ===========================================

 Income tax at statutory rate       $ 3,066,450     $ 3,519,699     $ 3,661,483
 Increase (reduction) resulting
   from:
    Tax-exempt interest income       (1,050,537)     (1,111,814)     (1,084,714)
    State income taxes, net of
     federal tax benefit                131,340         190,740         253,440
    Other                                16,747         131,375          58,791
                                    -------------------------------------------
                                    $ 2,164,000     $ 2,730,000     $ 2,889,000
                                    ===========================================

The components of the Corporation's net deferred income tax asset were as follows:

                                                  2002             2001
                                             ----------------------------
 Deferred tax assets:
    Loan loss reserves                       $ 2,026,000       $1,787,000
    Excess servicing gains                        13,000           17,000
    Other                                          7,000            1,000
                                             ----------------------------
                                             $ 2,046,000        1,805,000
                                             ----------------------------
 Deferred tax liabilities:
    Depreciation                                (480,000)        (207,000)
    Safe harbor lease                           (109,000)        (128,000)
    Deferred loan fees                          (400,000)        (355,000)
    Mortgage Servicing Rights                   (310,000)               -
                                             ----------------------------
                                              (1,299,000)        (690,000)
 Valuation allowance                             (62,000)         (59,000)
                                             ----------------------------
 Net deferred tax asset                      $   685,000       $1,056,000
                                             ============================

13.  LEASES

The Corporation leases various banking facilities under operating lease agreements from companies held by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $560,656, $529,930 and $495,293 in 2002, 2001 and 2000,
respectively.

Future minimum rentals, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2002:

         Year ending December 31:
            2003                                            $   576,459
            2004                                                576,459
            2005                                                443,422
            2006                                                252,401
            2007 and thereafter                                 596,998
                                                            ------------
         Total minimum future rentals                       $ 2,445,739
                                                            ============

14.  SHORT-TERM BORROWINGS

The Bank has the ability to borrow federal funds of up to $30,000,000 under a revolving line-of-credit agreement with lenders. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were no federal funds borrowings outstanding at December 31, 2002 or 2001. In addition, the Bank may borrow under reverse repurchase agreements. The Bank had $1,500,000 and $3,250,000, outstanding under reverse repurchase agreements at December 31, 2002 and 2001, respectively. The Bank pledged U.S. government agencies and municipal obligations whose carrying values were $30,530,680 and $4,000,000 as collateral. Other short-term borrowings represent treasury, tax and loan accounts due to the Federal Reserve Bank under a $6,000,000 line of credit. Such amounts are secured by a pledge of investment securities in the amount of $7,000,000 at December 31, 2002. Treasury, Tax and Loan account balances were $6,000,000 and $1,429,256 at December 31, 2002 and 2001,
respectively. Finally, at December 31, 2002, the Bank could borrow up to $31,810,172 under existing reverse repurchase agreements with another bank. There were no reverse repurchase agreements outstanding at December 31, 2002 or 2001, under this agreement.

15.  STOCKHOLDERS' EQUITY

Certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. As of December 31, 2002, retained earnings of the Bank in the amount of $14,891,829 were available for distribution to the Corporation as dividends without prior approval of regulatory agencies.

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

16.  LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT

Loan commitments are made to accommodate the financial needs of the Corporation's customers. The Corporation's maximum credit exposure for loan commitments (unfunded loans and unused lines of credit) outstanding at December 31, 2002 and 2001, was $46,422,689 and $45,931,434, respectively. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Corporation's normal credit policies. Collateral (largely real estate) is required based on management's credit assessment of the customer. All such arrangements outstanding as of December 31, 2002 expire in fiscal 2003.

Standby letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. The Corporation's maximum exposure for letters of credit outstanding at December 31, 2002 and 2001, was $519,740 and $873,802, respectively.

17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

OFF-BALANCE-SHEET INSTRUMENTS

Fair values for the Corporation's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of such instruments at December 31, 2002 and 2001, is not material.

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

The carrying amounts and fair values of the Corporation's financial instruments consisted of the following at December 31, 2002 and 2001:

                                            2002                   2001
                                     -------------------   -------------------
                                     Carrying      Fair    Carrying      Fair
                                      Amount      Value     Amount      Value
                                     -------------------   -------------------
                                                     (In Thousands)

 Cash and cash equivalents           $ 50,309   $ 50,309   $ 63,737   $ 63,737
 Investment securities                162,622    166,747    143,754    145,797
 Loans                                397,784    405,895    372,838    379,162
 Deposits withdrawable on demand      422,651    422,651    377,464    377,464
 Certificates of deposit              120,534    121,949    143,805    145,509
 Reverse repurchase agreements          1,500      1,500      3,250      3,250
 Short-term borrowings                  6,000      6,000      1,429      1,429

18.  TRI CITY BANKSHARES CORPORATION (Parent Company Only)
      FINANCIAL INFORMATION

BALANCE SHEETS
                                                          December 31
                                                    2002              2001
                                               ------------------------------
 Assets
 Cash on deposit with subsidiary bank          $  3,847,470      $  3,716,846
 Investment in subsidiary                        73,731,706        68,874,067
 Bank premises and equipment                      1,686,055         1,744,133
 Other net assets                                   573,035           530,403
                                               ------------------------------
 Total assets                                   $79,838,266      $ 74,865,449
                                               ==============================

 Stockholders' equity
 Common stock                                  $  8,062,536      $  7,889,502
 Additional paid-in capital                      11,243,343         8,736,812
 Retained earnings                               60,532,388        58,239,135
                                               ------------------------------
 Total liabilities and stockholders' equity    $ 79,838,266      $ 74,865,449
                                               ==============================

Statements of Income
                                               Year ended December 31
                                       2002            2001           2000
                                    -----------------------------------------
 Income from subsidiary bank:
    Dividends                       $2,100,000      $2,016,000     $2,884,000
    Management fees                    507,600         534,000        496,800
    Rental income                      293,455         293,410        289,196
                                    -----------------------------------------
                                     2,901,055       2,843,410      3,669,996

 Other income                           68,129         160,703        993,396

 Expenses:
    Administrative and general         997,852         982,681      1,003,637
                                    -----------------------------------------

 Income before income taxes and
   equity in undistributed net
   income of subsidiary and
   affiliated bank                   1,971,332       2,021,432      3,659,755
 Income tax expense (benefit)          (26,000)         19,000        365,000
                                    -----------------------------------------
 Income before equity in
   undistributed net income of
   subsidiary and affiliated bank    1,997,332       2,002,432      3,294,755
 Equity in undistributed net
   income of subsidiary and
   affiliated bank                   4,857,640       5,619,622      4,585,314
                                    -----------------------------------------
 Net income                         $6,854,972      $7,622,054     $7,880,069
                                    =========================================

18.  Tri City Bankshares Corporation (Parent Company Only)
      Financial Information

STATEMENTS OF CASH FLOWS

                                               Year ended December 31
                                          2002          2001          2000
                                      ---------------------------------------
 Operating activities
 Net income                           $ 6,854,972   $ 7,622,054   $ 7,880,069
 Adjustments to reconcile net
   income to net cash provided
   by operating activities:
      Provision for depreciation          109,429       115,543       119,636
      Equity in undistributed net
        income of subsidiary and
        affiliated bank                (4,857,640)   (5,619,622)   (4,585,314)
      Other                               (42,631)      (67,723)   (1,061,912)
                                      ---------------------------------------
 Net cash provided by operating
   activities                           2,064,130     2,050,252     2,352,479

 Investing activities
 Net purchases of premises and
   equipment                              (51,351)       (8,520)       (4,546)
 Proceeds from sale of
   unconsolidated subsidiary                    -             -     2,671,064
                                      ---------------------------------------
 Net cash used in investing
   activities                             (51,351)        (8520)    2,666,518

 Financing activities
 Sale of common stock                   2,679,565     2,293,010     1,459,703
 Cash dividends                        (4,561,720)   (3,946,057)   (3,568,163)
                                      ---------------------------------------
 Net cash used in financing
   activities                          (1,882,155)   (1,653,047)   (2,108,460)
                                      ---------------------------------------
 Increase in cash                         130,624       388,685     2,910,537
 Cash at beginning of year              3,716,846     3,328,161       417,624
                                      ---------------------------------------
 Cash at end of year                  $ 3,847,470   $ 3,716,846   $ 3,328,161
                                      =======================================

19.  QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001:

                                              Three Months Ended
                               December 31  September 30   June 30   March 31
                               -----------------------------------------------
                                 (In Thousands, Except for Per Share Data)
 2002
 Interest income               $9,211       $9,312         $9,121    $9,207
 Interest expense               1,706        1,955          2,016     2,162
 Net interest income            7,505        7,357          7,105     7,045
 Provision for loan losses       (105)        (105)          (105)     (105)
 Other income                   2,324        2,075          1,919     2,089
 Other expense                  5,905        5,969          8,729     7,377
 Income before income taxes     3,819        3,359            190     1,651
 Income tax expense             1,271          921           (300)      272
 Net income                     2,548        2,438            490     1,379
 Basic earnings per share        .317         .307           .060      .173

 2001
 Interest income               $9,439       $9,787         $9,810    $9,881
 Interest expense               2,634        3,208          3,285     3,482
 Net interest income            6,805        6,579          6,525     6,399
 Provision for loan losses       (105)        (105)          (105)     (105)
 Other income                   2,226        1,758          1,770     1,678
 Other expense                  6,056        6,064          5,469     5,379
 Income before income taxes     2,870        2,168          2,722     2,593
 Income tax expense               794          529            734       673
 Net income                     2,076        1,639          1,988     1,920
 Basic earnings per share        .263         .207           .257      .246

20.  LITIGATION SETTLEMENT

The banking subsidiary of the Corporation has settled two separate legal actions during the year ended December 31, 2002. Both of these actions were a result of a loan fraud perpetrated by an individual not associated with the subsidiary bank. The individual was convicted and is now serving his sentence in a federal penitentiary. Two of the subsidiary bank's former employees were also convicted of providing false information used by this person to obtain the fraudulent loans from the plaintiffs in these actions. In the first action, Creve Coeur Mortgage Associates, Inc. v. Tri City National Bank, a settlement was reached on April 17, 2002. As part of the agreement, the Bank paid $2,400,000 to Creve Coeur Mortgage Associates. The second action, Centex Credit Corporation v. Tri City National Bank, went through mediation in January 2002, resulting in a settlement agreement dated as of January 15, 2002. As part of the agreement, the Bank paid Centex $1,850,000.

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

21. SUBSEQUENT EVENT

Effective February 28, 2003, the Corporation authorized an increase in the number of authorized shares of common stock from 5,000,000 shares to 15,000,000, shares each with a par value of $1.00 as part of a 3 for 1 split of common shares. The stock split was completed on March 3, 2003. All share data and per-share amounts have been adjusted to reflect this change.

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