Form 10-K, Exhibit 13
period 2003-12-31
TRI CITY BANKSHARES CORP
filed 2004-03-30
CIK 313337

Dear Fellow Shareholders:

     We are very pleased to report that Tri City Bankshares Corporation achieved record earnings in 2003 as net income reached $8.7 million or $1.07 per share. We also increased your return with an 11.6% increase in the dividend, marking the 10th consecutive year of increased dividend payments to our shareholders.

     In an article analyzing a particular segment of the economy, the Federal Reserve Bank of Chicago called 2003 a good down year. We would agree. Despite a slow economy during the first two quarters and the year-long narrowing of the banking subsidiary's interest earnings spread, revenue opportunities presented by residential mortgage origination and mortgage refinancing provided the additional income for this year's record earnings.

     The economy gained momentum at mid-year, and the Corporation responded aggressively, increasing the loan portfolio at an annualized growth rate of 10.1% since the end of the second quarter of 2003.

     During 2003 the Corporation also completed a 3:1 stock split and formed a new subsidiary to sell title insurance. We expect this subsidiary to be a significant contributor to 2004 earnings just from the volume the banking subsidiary generates.

     On the technology front the Corporation has several new initiatives each year. Businesses and consumers insist on dependable, fully functioned banking products. To satisfy that demand the Corporation upgraded its telecommunications network in 2003. The new network has delivered enhanced performance, security and disaster recovery capability. Our internet banking offering was also replaced during the year for both personal and business depositors. The new TriLine and TriDATA products offer e-statements, annual summary statements via CD Rom and check images on-line.

     I wish to thank our Directors for their guidance and support. Together, we thank our team, over 400 customer service specialists and loan officers for their care, their energy and the service they provide our customers. We thank our customers and our communities throughout southeastern Wisconsin for the privilege of providing their banking service. And we thank you, our stockholders, for your confidence as we begin our 41st year.

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

William L. Komisar      Partner, Komisar Brady & Co., LLP, CPA

Christ Krantz           Vice President of K.R.K., Inc. (corporation owning
                        Ramada-Airport Motel, Milwaukee) and partner in Veterans
                        Linen Supply Company and President of Krantz Realty

Robert W. Orth          Executive Vice President of Tri City National Bank, and
                        Senior Vice President of the Corporation

Ronald K. Puetz         President and Chief Operating Officer of Tri City
                        National Bank and Executive Vice President of the
                        Corporation and Vice President and Treasurer of NDC LLC.

Agatha T. Ulrich        Chairman and Director of NDC LLC, President and Director
                        of the David A. and Agatha T. Ulrich Foundation, Inc.

David A. Ulrich, Jr.    Independent Investor and Retired Vice President and
                        Director of Mega Marts, Inc. and Retired Vice President and Director of NDC, LLC, and Director of the David A.
                        and Agatha T. Ulrich Foundation, Inc.

William J. Werry        Retired Unit President of Tri City National Bank

Scott A. Wilson         Senior Vice President and Secretary of the Corporation,
                        and Executive Vice President and Secretary of Tri City
                        National Bank.

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

George E. Mikolajczak   Vice President - Human Resources

Gary J. Hafemann        Assistant Vice President and Auditor

                         Tri City Bankshares Corporation


                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations



The following discussion provides additional analysis of the financial statements and should be read in conjunction with the financial statements. This discussion focuses on significant factors which affected the Corporation's financial performance in 2003 with comparisons to 2002 and to 2001 where applicable. As of December 31, 2003, the operations of Tri City National Bank (the banking subsidiary) contributed substantially all of the revenue and expense for the year. Included in the operations of the banking subsidiary are the activities of its wholly-owned subsidiary, Tri City Capital Corporation, Inc. Title Services of Southeast, Wisconsin, Inc., a newly formed wholly-owned subsidiary of banking subsidiary was inactive during 2003. Schedules containing certain statistical data are included immediately following the text of management's discussion and analysis.


FINANCIAL CONDITION

The Corporation's assets grew $22.1 million (3.5%) during 2003. The increase was achieved despite a decrease in the banking subsidiary's loan portfolio in the first two quarters of 2003. With limited demand in commercial lending during the first half of 2003, management was able to reallocate staff to address the significant opportunity in the production of secondary market mortgage financing and refinancing. However, as many of the residential mortgage loans were ultimately sold in the secondary market, and as the business sector lagged behind consumer spending and residential construction, the loan portfolio actually declined during the first half of the year. The United States economy began to improve during the summer of 2003. Accordingly, the banking subsidiary returned to an emphasis on building its loan portfolio, recording an annualized growth rate of 10.1% since the end of the second quarter.


The banking subsidiary also invested $10 million in a single-premium Bank Owned Life Insurance (BOLI) policy covering the lives of seventeen of the subsidiary's senior executives. In addition to the death benefit provided to the Corporation in the event of the loss of a key employee, BOLI is a recognized strategy utilized to recover the costs of employee benefits. Accordingly, increases in the cash surrender value of that policy are eligible for favorable tax treatment.

Cash and cash equivalents decreased $9.5 million (18.8%) during 2003. This decrease is attributable to the Corporation's banking subsidiary's reduction in Fed Funds sold of $11.5 million.

Investment securities increased $7.9 million (4.9%) during 2003. Low loan demand in the first half of the year resulted in excess funds available for investment. This increase offset the decrease in the subsidiary's overnight position in Federal Funds Sold. During the continued downward rate shift of 2003, management made a concerted effort to replace the portfolio's scheduled and early (called) maturities and to rebalance the portfolio. Management continues to follow its hold-to-maturity philosophy for the investment portfolio, seeking shorter-term (3 to 5 year) maturities during this historically low interest rate environment.

Actual loan balances for the Corporation have increased $14.5 million (3.6%) in 2003. As previously discussed, the minimal activity during the first and second quarters resulted in a decline in our core lending areas. In addition, a number of existing customers chose to refinance with other lenders offering long term fixed rates. Management continues to be cautious regarding a strategy that builds a portfolio on long term (5 to 10 year) fixed rate assets at today's pricing levels. However, as a result of this weak commercial loan demand during the first half of the year, management was able to reallocate staff to take advantage of a short-term revenue opportunity. Residential mortgage financing and refinancing in the secondary market during the first half of 2003 continued on the strong pace established during the last two quarters of 2002. This strong demand was fueled by historically low interest rates.

As the residential mortgage and mortgage refinance opportunity slowed beginning in the third quarter of 2003, the business sector began to show signs of improvement. As a result, management initiated an aggressive effort to grow the core loan portfolio. The lenders in the banking subsidiary have been active, resulting from competitive pricing, quick reaction time for approvals, and frequent opportunities to discuss credit proposals with senior management. This initiative has resulted in loan portfolio growth of $19.9 million over the past two quarters, or a 10% annualized growth rate for the portfolio. Management's goal is to continue that pace into 2004.


The allowance for loan losses increased $0.2 million (3.3%) during 2003 to $5.3 million. The increase to the allowance is the result of a provision for loan loss during 2003 in the amount of $0.4 million and net charge-offs during the year of $0.2 million (0.061% of total loans at December 31, 2003). The allowance reflects management's best estimate of probable and estimatable losses in the current loan portfolio that may occur in the ordinary course of business taking into consideration past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

The Corporation's investment in premises and equipment decreased $0.3 million (1.3%) during 2003. The Corporation made a significant investment in leasehold improvements for the remodeling of its home office in Oak Creek, WI and the Good Hope office on North Teutonia Avenue. These capital expenditures, which totaled $0.6 million and other minimal investments for replacement or upgrade of fixed assets and equipment were offset through normal and scheduled depreciation.

Deposits of the Corporation grew $12.8 million (2.4%) during 2003. Until commercial lending activity improved during the third and fourth quarters of 2003, the Corporation's banking subsidiary was in a sold position in the Federal Funds market for most of the year. The diminished need to attract new deposits at the banking subsidiary resulted in a less aggressive pricing strategy. As a result of offering lower yields for time deposits, this segment decreased $25.4 million (21.1%). A significant portion of this decrease moved into other deposit options at the banking subsidiary and some moved to other financial institutions. The shift of these funds from time deposits to other savings and short-term investment choices within the banking subsidiary was less expensive for the subsidiary due to the lower rates paid, however these deposits are more liquid and rate sensitive.

The Corporation's borrowing position increased $3.0 million (40.6%) during 2003. The Corporation was in a net sold position as of December 31, 2002, when the borrowings were combined with the bank's federal funds sold position. With the recent reinvestment of assets into the subsidiary's investment portfolio, loan portfolio, and the Bank Owned Life Insurance, short-term funding needs were met through borrowings. The Corporation's banking subsidiary has readily available credit facilities to meet normal needs as they develop.

Like many financial institutions located in Wisconsin, the banking subsidiary of the Corporation (the "Bank") transferred investment securities to its investment subsidiary in the state of Nevada (the "Investment Subsidiary"), which now holds and manages those assets. The Investment Subsidiary, whose operations are solely in Nevada, has not filed returns with, or paid income or franchise taxes to, the State of Wisconsin. The Wisconsin Department of Revenue (the "Department") has recently implemented a program for the audit of Wisconsin financial institutions which have formed investment subsidiaries located in Nevada. The Department has generally indicated that it will assess income or franchise taxes on the income of the Nevada investment subsidiaries of Wisconsin banks. The Bank is currently undergoing such an audit, however, no formal assessments have been issued by the Department to the Bank as yet. Prior to formation of the Investment Subsidiary, the Bank sought and obtained a private letter ruling from the Department regarding the non-taxability of the operations of the Investment Subsidiary in the state of Wisconsin. The Bank intends to vigorously defend its position, should an assessment be forthcoming, through the normal administrative appeals process in place at the Department and through other judicial channels should they become necessary.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The Corporation's ability to generate adequate amounts of cash to pay obligations as they mature, to maintain lending capacity, and to provide for planned growth while maximizing the Corporation's return on its investments is referred to as "liquidity." The Corporation's most readily available sources of liquidity are the normal turnover of its loan portfolio, investment securities and federal funds positions. Management has always strived to maintain a strong liquidity position by monitoring the repricing opportunities between interest earning assets and interest bearing liabilities. Fluctuations in interest rates can be the main cause for the flow of funds either into or out of a financial institution. As interest rates rise, depositors may attempt to maximize yields on their deposits while still maintaining flexibility. In contrast, a decrease in rates will stimulate loan demand for fixed rate term financing while encouraging shorter-term, more liquid deposit growth. Management believes it has been diligent in growing its core deposit base and maintaining a minimal borrowing position for the Corporation so that as these fluctuations occur, the Corporation can respond more readily.

The banking subsidiary of the Corporation has the ability to borrow up to $30.0 million in federal funds purchased, with an additional $49.1 million available for short-term liquidity through reverse repurchase agreements available through its correspondent banking relationships. These arrangements are further discussed in Note 9 of Notes to Consolidated Financial Statements.

Federal law restricts extensions of credit by a bank to its parent bank holding company and, with certain exceptions, to other affiliates. There are also restrictions on the amount of dividends a bank's subsidiary may pay to its parent. Note 16 of Notes to Consolidated Financial Statements discusses the application of these limitations to the Corporation and its subsidiary bank.

In addition to the repayment of loans, scheduled maturities of marketable investment securities are significant sources of liquidity. Securities scheduled to mature in one year or less amounted to $40.7 million at December 31, 2003, representing 23.8% of total investment securities. The Corporation has not, in the past, relied on sales of investment securities to meet its liquidity needs and management does not intend to do so in the future.

CAPITAL RESOURCES

The Office of the Comptroller of the Currency (OCC) has issued guidelines which impose certain risk-based capital and leverage standards upon national banks. These guidelines, as well as the capital requirements of bank regulators, are discussed in Note 16 of Notes to Consolidated Financial Statements. Failure to meet applicable capital guidelines could subject the Corporation's banking subsidiary to a variety of enforcement remedies available to the federal regulatory authorities.


The Corporation continues to exceed minimum regulatory capital ratios. It is the Corporation's policy to avoid those categories of assets classified by the capital requirements as having higher credit risk, and to avoid highly leveraged or foreign loans. The Corporation's banking subsidiary believes it will continue to exceed these "risk-based" capital requirements and continue to meet the regulatory definition of "well capitalized."

RESULTS OF OPERATIONS

2003 COMPARED TO 2002

Net income for the Corporation increased $1.9 million (27.2%) during 2003. This change was primarily due to the negative effect of a one-time after tax charge to net income of approximately $2.5 million in the first two quarters of 2002. The charge was the result of a mediated lawsuit brought against the Corporation's banking subsidiary by Centrex Credit Corporation during the first Quarter of 2002. In addition, during the second quarter of 2002, the Corporation's banking subsidiary negotiated a settlement of a lawsuit initiated against it by Creve Coeur Mortgage Associates, Inc.

Interest income and fees on loans decreased $2.6 million (8.6%) in 2003 compared to a decrease of $2.0 million (6.4%) during 2002. The decrease is associated with the decline in balances in the loan portfolio during the first half of 2003 and the continued downward pressure on rates on the remainder of the portfolio. In an effort to compete in the marketplace during this period of declining interest rates, management considered it appropriate to meet competition on repricing the banking subsidiary's one-, two- and three-year term loans in an effort to preserve as much of the portfolio as possible. Interest income from the portfolio growth during the fourth quarter of 2003 was not sufficient to offset loss of interest income from portfolio shrinkage experienced during the first half of the year.

Management's lending strategy continues to maximize the banking subsidiary's net interest margin (NIM). The banking subsidiary's year to date net interest income as a percentage of average earning assets was 5.01% for 2003. Although compression of the margin continues, this net margin ranks in the upper quartile of the banking subsidiary's peer group as reported in the most recent Uniform Bank Performance Report prepared by the Federal Financial Institutions Examination Council. Investment securities interest income decreased $775,900 (11.6%) during 2003. As a result of low interest rates, a high level of early (called) maturing securities, and modest commercial loan demand, management chose to expand the investment portfolio in an effort to bridge a portion of the low interest cycle. During the third and fourth quarters management made a concerted effort to invest excess liquidity in securities that provide liquidity as well as safety. During 2003 the average investment portfolio balance of $158.2 million earned a tax equivalent yield of 4.67% compared to 5.53% for 2002.

Non-interest income increased $481,300 (6.7%) in 2003. This increase is attributed to residential mortgage financing and refinancing activity beginning in the last two quarters of 2002 through the first two quarters of 2003. The protracted period of strong demand provided the opportunity to market rates that ultimately allowed for sale above par in the secondary market. The resulting gain on sale of these residential mortgages increased $655,000 compared to this same category of non-interest income during 2002. However since a significant part of the activity was refinancing, income derived from the capitalization of the subsidiary's mortgage servicing rights actually declined $331,000 from the record totals realized in 2002.

Interest expense on short-term borrowings decreased $51,500 (65.4%) in 2003. As discussed earlier, the Corporations banking subsidiary was in a sold position for nearly the entire year in 2003.

Interest expense on deposit accounts decreased $2.7 million (34.8%) in 2003. Although deposit balances continue to increase, growth during 2003 was managed at a modest level due to weak loan demand. The decrease in interest expense was the result of the continued low rate environment and shift of time deposits to more liquid and lower-yielding savings instruments.

Non-interest expenses decreased $3.3 million (12.5%) during 2003 primarily due to the $4.25 million charges in 2002 associated with the settlements of lawsuits.

2002 COMPARED TO 2001

Net income for the Corporation decreased $767,100 (10.1%) during 2002. Year-to-date income from operations increased $2.7 million (26.5%) before the negotiated settlement of the lawsuits brought by Centrex Credit Corporation and Creve Coeur Mortgage Associates. The negotiated settlements were paid during the first and second quarters of 2002. Both the third and fourth quarter results from operations reflected record earning levels. In spite of the declining interest rate environment, the Corportion's subsidiary was able to increase net interest margins in 2002. Net interest income after provision for loan losses increased $2.7 million (10.4%) during 2002. As a result of the decrease in commercial loan demand, the Corporation's banking subsidiary was able to shift its emphasis to residential mortgage lending for the secondary market. The result was a significant increase in loan fee and servicing income.

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

Investment securities interest income increased $0.6 million (9.5%) during 2002. As a result of low interest rates, a high level of early (called) maturing securities, and modest commercial loan demand, management chose to expand the investment portfolio during 2002 in an effort to bridge a portion of the low interest cycle. During the third and fourth quarters of 2002, management made a concerted effort to invest excess cash in securities that provide liquidity as well as safety. During 2002 the average investment portfolio balance of $148.3 million earned a tax equivalent yield of 5.53% compared to 6.41% for 2001.

Non-interest income increased $1.0 million (16.7%) in 2002. This increase is principally associated with the gain on the sale of Federal Home Loan Mortgage Corp. secondary market loans, which increased by $0.5 million, and a $0.3 million increase in the net mortgage servicing rights associated with these loans. In addition, continued growth in check card usage resulted in an increase of $0.1 million in the related fees paid to the subsidiary bank as the card issuer. Due to economic conditions, demand for commercial lending decreased significantly during the third and fourth quarters of 2002. At the same time, the demand for fixed rate residential mortgage lending increased significantly. The Corporation's branch banking offices were positioned to provide the necessary service to address the demand in the banking subsidiary from its customers, resulting in the fee income increase.

Interest expense on short-term borrowings decreased $0.7 million (89.5%) in 2002. The decrease is the result of a short-term borrowing arrangement to accommodate a significant depositor relationship that ended mid-year 2001 and significantly lower interest rates being paid on borrowings and deposits in 2002.

Interest expense on deposit accounts decreased $4.1 million (34.6%) in 2002. Deposit balances increased during 2002, however, due to the lower interest rate environment and depositors' choice to hold more liquid types of accounts, interest expense declined. Management also chose not to use promotional rates in an effort to maintain certain deposits. As a result, approximately $23 million of promotional certificates of deposit were reinvested in lower yielding deposit accounts of the banking subsidiary or moved to competitors upon maturity. Additionally, as interest rates moved downward, management monitored them very closely in an effort to adjust rates based upon competition and need.

Non-interest expenses increased $5.1 million (23.3%) during 2002. As disclosed in letters to shareholders and SEC filings during the year, negotiated settlements for the lawsuits brought by Centrex Credit Corporation and Creve Coeur Mortgage Associates accounted for $4.25 million of the $5.0 million increase in other expenses.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature. Therefore, the effects of inflation on financial institutions differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. The growth of total assets in the banking industry caused by inflation results in the need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. The Corporation's management recognizes the need to both control asset growth and maintain a reasonable dividend policy in order to promote the adequate internal growth of capital. Non-interest expenses are also significantly impacted by inflation, tending to increase during periods of general inflation.

Management believes that it can most significantly influence the impact of inflation and changing prices on financial results by timely reacting to changes in interest rates. Management attempts to maintain a reasonably balanced position between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation utilizes derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Corporation does not use interest rate contracts (e.g. swaps, caps, floors) or other derivatives to manage interest rate risk and has none of these instruments outstanding. The Corporation's banking subsidiary does have, through its normal operations, loan commitments and standby letters of credit outstanding as of December 31, 2003 in the amount of $68.0 million and $1.7 million respectively. These are further explained in Note 14 of Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS
                                 Payments Due by Period ($ in millions)

                                   Less Than    One to     Three to   More than
Contractual Obligations    Total    One Year  Three Year  Five Years  Five Years
----------------------   --------   --------   --------    --------   --------
Certificate of Deposit
 and Other Time Deposits $ 95,132   $ 63,110   $ 26,891    $  5,131   $      0
Short-Term Debt
 Obligations               10,548     10,548          0           0          0
Long-Term Debt
 Obligations                    0          0          0           0          0
Minimum Operating Lease
  Obligations               1,909        585        885         254        185
Other Obligations               0          0          0           0          0
                         --------   --------   --------    --------   --------
Total                    $107,589   $ 74,243   $ 27,776    $  5,385   $    185
                         ========   ========   ========    ========   ========


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Corporation's transactions are denominated in United States dollars, with no specific foreign exchange exposure.

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

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities by shortening terms of new loans or investments; and hedging existing assets, liabilities or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments often are used for this purpose. Since these instruments are sensitive to interest rate changes, they require management expertise to be effective. The Corporation has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

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

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2003 and 2002:

Tri City Bankshares Corporation
Quantitative Disclosures of Market Risk


December 31, 2003
(In Thousands)

                               Principal Amount Maturing in                                                  Fair Value
                               ----------------------------------------------------------------------------------------
                                    2004       2005       2006       2007       2008   Thereafter    Total     12/31/03
                               ----------------------------------------------------------------------------------------
Rate-sensitive assets:
  Fixed interest rate loans      $109,018   $ 93,471   $107,613   $ 23,609   $ 13,362   $  5,227   $352,300    $356,033
     Average interest rate          6.19%      6.45%      5.88%      5.55%      5.45%      4.32%      6.07%
  Variable    interest   rate    $ 30,879   $  9,628   $  9,895   $  4,179   $  1,701   $  3,694   $ 59,976    $ 60,610
     loans
     Average interest rate          4.34%      4.38%      4.37%      6.17%      4.81%      5.02%      4.53%
  Fixed interest rate securities $ 31,772   $ 31,266   $ 60,134   $ 29,444   $ 17,756   $    169   $170,541    $172,874
     Average interest rate          3.90%      3.67%      2.78%      3.64%      2.83%      4.30%      3.31%
  Other interest bearing assets
                                 $      0                                                          $      0    $      0
     Average interest rate          0.00%                                                             0.00%

Rate-sensitive liabilities:
Savings and interest-bearing
   checking                      $312,078                                                          $312,078    $312,078
     Average interest rate          0.78%                                                             0.78%
  Time deposits                  $ 63,110   $ 18,739   $  5,335   $  2,817   $  5,131   $      0   $ 95,132    $ 96,211
     Average interest rate          1.59%      4.15%      3.56%      3.71%      3.15%      0.00%      2.35%
Variable interest rate
   borrowings                    $ 10,548                                                          $ 10,548    $ 10,548
     Average interest rate          1.04%                                                             1.04%

December 31, 2002
(In Thousands)

                               Principal Amount Maturing in                                                  Fair Value
                               ----------------------------------------------------------------------------------------
                                    2003       2004       2005       2006       2007   Thereafter    Total     12/31/02
                               ----------------------------------------------------------------------------------------
Rate-sensitive assets:
  Fixed interest rate loans      $112,219   $ 91,279   $116,521   $ 11,814   $  1,970   $  7,871   $341,674    $348,641
     Average interest rate          7.21%      7.34%      6.84%      6.92%      5.71%      5.07%      7.05%
  Variable    interest   rate    $ 31,572   $  6,950   $  9,155   $    846   $  3,788   $  3,798   $ 56,109    $ 57,254
     loans
     Average interest rate          4.58%      4.66%      4.58%      5.16%      6.39%      6.01%      4.82%
  Fixed interest rate securitie  $ 23,689   $ 27,963   $ 46,992   $ 49,006   $ 13,882   $  1,092   $162,624    $165,978
     Average interest rate          4.87%      5.67%      4.69%      4.68%      5.01%      6.20%      4.92%
  Other interest bearing assets  $ 11,505                                                          $ 11,505    $ 11,505
     Average interest rate          1.70%                                                             1.70%

Rate-sensitive liabilities:
Savings and interest-bearing
   checking                      $275,907                                                          $275,907    $275,907
     Average interest rate          1.18%                                                             1.18%
  Time deposits                  $ 88,920   $ 13,994   $  8,388   $  6,312   $  2,919   $      0   $120,533    $121,949
     Average interest rate          2.82%      2.96%      5.40%      5.40%      3.72%      0.00%      3.17%
   Variable interest rate
     borrowings                  $  7,500                                                          $  7,500    $  7,500
     Average interest rate          1.29%                                                             1.29%

FORWARD-LOOKING STATEMENTS


This report contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements other than historical facts contained or incorporated by reference in this report. These statements speak of Tri City Bankshares Corporation's (the "Corporation") plans, goals, beliefs or expectations, refer to estimates or use similar terms. Future filings by the Corporation with the Securities and Exchange Commission, and statements other than historical facts contained in written material, press releases and oral statements issued by, or on behalf of the Corporation, may also constitute forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties. The Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to the factors set forth in Exhibit 99.2 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, which exhibit is incorporated herein by reference.

All forward-looking statements contained in this report or which may be contained in future statements made for or on behalf of the Corporation are based upon information available at the time the statement is made and the Corporation assumes no obligation to update any forward-looking statement.

                          CRITICAL ACCOUNTING POLICIES

A number of accounting policies require us to use management's judgment. Three of the more significant policies are:

          o Establishing the amount of the provision for loan losses. We evaluate our loan portfolio at least quarterly to determine the adequacy of the allowance for loan losses. Included in the review are five components: (1) An historic review of losses and allowance coverage based on peak and average loss volume; (2) A review of portfolio trends in volume and composition with attention to possible concentrations; (3) A review of delinquency trends and loan performance compared to our peer group; (4) A review of local and national economic conditions; and (5) A quality analysis review of non-performing loans identifying charge-offs, potential loss after collateral liquidation and credit weaknesses requiring above-normal supervision. If we misjudge the adequacy of the allowance and experience additional losses, a charge to earnings may result.

          o Establishing the value of mortgage servicing rights. Mortgage servicing rights (MSRs) are established on loans (primarily mortgage loans) that we originate and sell, but continue to service as we collect the payments and tax escrows. Generally accepted accounting principles require that we recognize, as income, the estimated fair market value of the asset when originated, even though management does not intend to sell these rights. The estimated value of MSRs is the present value of future net cash flows from the servicing relationship using current market assumptions for factors such as prepayments and servicing costs. As the loans are repaid and the servicing revenue is earned, MSR's are amortized. Net servicing revenues and newly originated MSR's generally exceed this amortization expense. However, if actual prepayment experience is greater than anticipated and new loan volume declines, net servicing revenues may be less than expected and a charge to earnings may result.

          o Determining the amount of current and deferred income taxes. The determination of current and deferred income taxes is based on complex analyses of many factors including interpretation of federal and state income tax laws, the difference between tax and financial reporting of reversals of temporary differences and current accounting standards. The federal and state taxing authorities who make assessments based on their determination of tax laws periodically review the Corporation's interpretation of federal and state tax laws.

                         Tri City Bankshares Corporation
                             Selected Financial Data

                                  2003         2002         2001         2000         1999         1998         1997         1996

Total interest income        $33,456,289  $36,851,725  $38,917,085  $38,564,214  $33,788,288  $33,540,240  $32,109,169  $30,114,579
Total interest expense         5,083,972    7,839,428   12,608,919   13,640,563   10,962,687   11,170,653   10,657,307   10,645,630
Net interest income           28,372,317   29,012,297   26,308,166   24,923,651   22,825,601   22,369,587   21,451,862   19,468,949
Provision for loan losses        420,000      420,000      420,000      300,000      225,000      600,000      600,000      300,000
Net interest income after
 provision for loan losses    27,952,317   28,592,297   25,888,166   24,623,651   22,600,601   21,769,587   20,851,862   19,168,949
Income before income taxes    12,210,092    9,018,972   10,352,054   10,769,069    9,066,001    9,370.239    8,910,197    7,761,293
Net income                     8,717,092    6,854,972    7,622,054    7,880,069    7,013,001    6,970,239    6,492,197    5,807,293

Basic earnings per share           1.070         .857         .973        1.027         .923         .923         .867         .780
Cash dividends declared per
 share                              .640         .573         .507         .467         .400         .333         .283         .233


Average daily balances:


Total assets                 $   620,287  $   600,114  $   569,906  $   546,183  $   507,232  $   465,437  $   436,204  $   410,975
Total net loans                  391,959      389,362      366,316      339,243      293,541      269,773      257,907      237,524
Total investment securities      158,567      148,579      121,311      136,523      150,943      126,641      120,792      115,810
Total deposits                   531,735      515,339      476,164      440,620      435,046      404,305      376,093      358,296
Total stockholders' equity        82,523       75,963       71,077       65,427       60,144       55,122       50,266       45,677

17


                         Tri City Bankshares Corporation

                      Market for Corporation's Common Stock
                         And Related Stockholder Matters

The Corporation's stock is traded on the over-the-counter market under the trading symbol "TRCY." Trading in the Corporation's stock is limited and sporadic and the Corporation believes that no established trading market for the Corporation's stock exists. For purposes of the Corporation's Automatic Dividend Reinvestment Plan, the Board of Directors is required to establish the "Fair Market Value" of the Corporation's stock on a quarterly basis based on factors set forth in the Dividend Reinvestment Plan. The following sets forth the Fair Market Value established under the Dividend Reinvestment Plan over the past two years:

                                   2003                 2002
                                   ----                 ----
Price range:
         First quarter       $     17.00           $    14.92
         Second quarter            17.50                15.11
         Third quarter             19.20                15.70
         Fourth quarter            19.20                16.30

As of December 31, 2003, the number of holders of record of the Corporation's common stock was 739.

The Corporation declared four quarterly cash dividends in 2003 in the amount of $0.16 per share. These dividends were declared on January 7, April 9, July 9 and October 8, payable on January 17, April 18, July 18 and October 17, respectively. Quarterly dividends of $0.143 per share were paid each of the four quarters of 2002.

The Corporation is not party to any loan agreement, indenture or other agreement which restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 15 of Notes to Consolidated Financial Statements for restrictions imposed by regulatory agencies upon the subsidiary bank's ability to transfer funds to the parent corporation.

                          INDEPENDENT AUDITOR'S REPORT











Board of Directors and Shareholders
Tri City Bankshares Corporation


We have audited the accompanying consolidated balance sheet of Tri City Bankshares Corporation and Subsidiary as of December 31, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Tri City Bankshares Corporation and Subsidiary for the years ended December 31, 2002 and 2001 were audited by other auditors whose report dated February 7, 2003, except for the first paragraph of Note 15 as to which date is February 28, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri City Bankshares Corporation and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                           /s/ VIRCHOW, KRAUSE & COMPANY, LLP






Milwaukee, Wisconsin
February 10, 2004

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2003 and 2002


-------------------------------------------------------------------------------



                                     ASSETS

                                                                        2003             2002
                                                                   -------------    -------------
   Cash and due from banks                                         $  40,849,479    $  38,804,170
   Federal funds sold                                                          -       11,504,760
                                                                   -------------    -------------
       Cash and cash equivalents                                      40,849,479       50,308,930
   Held to maturity securities, fair value of $172,873,927 and
       $166,747,283 as of 2003 and 2002, respectively                170,541,123      162,622,215
   Loans, less allowance for loan losses of $5,289,467 and
       $5,118,705 as of 2003 and 2002, respectively                  406,985,461      392,664,994
   Premises and equipment, net                                        21,892,460       22,188,798
   Cash surrender value of life insurance                             10,000,000               -
   Mortgage servicing rights                                             998,514          789,903
   Accrued interest receivable and other assets                        3,516,178        4,116,888
                                                                   -------------    -------------

          TOTAL ASSETS                                             $ 654,783,215    $ 632,691,728
                                                                   =============    =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Deposits
       Demand                                                      $ 148,813,893    $ 146,743,828
       Savings and NOW                                               312,078,384      275,906,511
       Other time                                                     95,131,632      120,533,911
                                                                   -------------    -------------
          Total Deposits                                             556,023,909      543,184,250
   Federal funds purchased and securities sold under
       repurchase agreements                                           9,013,622        1,500,000
   Other borrowings                                                    1,534,292        6,000,000
   Accrued interest payable and other liabilities                      1,927,548        2,169,212
                                                                   -------------    -------------
       Total Liabilities                                             568,499,371      552,853,462
                                                                   -------------    -------------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par value, 200,000 shares
       authorized, no shares issued                                            -               -
   Common stock, $1 par value,
       15,000,000 shares authorized, 8,223,557 and
       8,062,536 shares issued and outstanding as of 2003 and 2002,
       respectively                                                    8,223,557        8,062,536
   Additional paid-in capital                                         14,010,617       11,243,343
   Retained earnings                                                  64,049,670       60,532,387
                                                                   -------------    -------------
       Total Stockholders' Equity                                     86,283,844       79,838,266
                                                                   -------------    -------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 654,783,215    $ 632,691,728
                                                                   =============    =============

         See accompanying notes to consolidated financial statements.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------


                                                              2003           2002           2001
                                                         ------------   ------------   ------------
INTEREST INCOME
   Interest and fees on loans                            $ 27,363,387   $ 29,922,942   $ 31,966,202
   Interest on investment securities
        Taxable                                             2,876,095      3,575,161      2,815,196
       Tax exempt                                           3,012,969      3,089,815      3,270,040
   Interest on federal funds sold                             184,512        244,481        846,321
   Other                                                       19,326         19,326         19,326
                                                         ------------   ------------   ------------
       Total Interest Income                               33,456,289     36,851,725     38,917,085
                                                         ------------   ------------   ------------

INTEREST EXPENSE
   Interest on deposits                                     5,056,656      7,760,564     11,861,141
   Interest on federal funds purchased and
       securities sold under repurchase
       agreements                                               6,597         37,799         15,725
   Interest on other borrowings                                20,719         41,065        732,053
                                                         ------------   ------------   ------------
       Total Interest Expense                               5,083,972      7,839,428     12,608,919
                                                         ------------   ------------   ------------
Net interest income before provision for loan losses       28,372,317     29,012,297     26,308,166
   Provision for loan losses                                  420,000        420,000        420,000
                                                         ------------   ------------   ------------
Net interest income after provision for loan losses        27,952,317     28,592,297     25,888,166
                                                         ------------   ------------   ------------

NONINTEREST INCOME
   Service charges                                          3,009,848      2,878,749      2,855,447
   Gain on sale of loans                                    2,131,615      1,400,663        820,675
   Other income                                             2,559,424      2,940,183      2,509,164
                                                         ------------   ------------   ------------
       Total Noninterest Income                             7,700,887      7,219,595      6,185,286
                                                         ------------   ------------   ------------

NONINTEREST EXPENSES
   Salaries and employee benefits                          13,665,275     13,069,429     12,226,782
   Net occupancy costs                                      2,074,453      1,874,442      1,733,185
   Furniture and equipment expenses                         1,816,971      1,904,588      1,552,080
   Computer services                                        1,590,322      1,352,830      1,222,953
   Advertising and promotional                                670,583        615,641        625,947
   Regulatory agency assessments                              227,578        224,766        207,974
   Office supplies                                            579,161        574,078        605,633
   Litigation settlement                                            -      4,250,000             -
   Other expenses                                           2,818,769      2,927,146      3,546,844
                                                         ------------   ------------   ------------
       Total Noninterest Expenses                          23,443,112     26,792,920     21,721,398
                                                         ------------   ------------   ------------

Income before income taxes                                 12,210,092      9,018,972     10,352,054
   Less:  Applicable income taxes                           3,493,000      2,164,000      2,730,000
                                                         ------------   ------------   ------------

       NET INCOME                                        $  8,717,092   $  6,854,972   $  7,622,054
                                                         ============   ============   ============

         Basic earnings per share                        $       1.07   $       0.86   $       0.97
                                                         ============   ============   ============
         Weighted average shares outstanding                8,157,628      7,991,745      7,821,330
                                                         ============   ============   ============

         See accompanying notes to consolidated financial statements.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------


                                                                Additional
                                                  Common          Paid-in       Retained
                                                   Stock          Capital       Earnings        Total
                                               ---------------------------------------------------------
BALANCES - December 31, 2000                   $  7,727,391   $  6,605,913   $ 54,563,138   $ 68,896,442

   Net income                                             -              -      7,622,054      7,622,054
   Cash dividends  - $0.51 per share                      -              -     (3,946,057)    (3,946,057)
   Common stock issued under dividend
     reinvestment plan - 162,156 shares             162,156      2,131,505              -      2,293,661
   Common stock fractional shares redeemed              (45)          (606)             -           (651)
                                               ------------   ------------   ------------   ------------
BALANCES - December 31, 2001                      7,889,502      8,736,812     58,239,135     74,865,449

   Net income                                             -              -      6,854,972      6,854,972
   Cash dividends  - $0.57 per share                      -              -     (4,561,720)    (4,561,720)
   Common stock issued under dividend
     reinvestment plan - 173,085 shares             173,085      2,507,001              -      2,680,086
   Common stock fractional shares redeemed              (51)          (470)             -           (521)
                                               ------------   ------------   ------------   ------------
BALANCES - December 31, 2002                      8,062,536     11,243,343     60,532,387     79,838,266

   Net income                                             -              -      8,717,092      8,717,092
   Cash dividends  - $0.64 per share                      -              -     (5,199,809)    (5,199,809)
   Common stock issued under dividend
     reinvestment plan - 161,042 shares             161,042      2,767,634              -      2,928,676
   Common stock fractional shares redeemed              (21)          (360)             -           (381)
                                               ------------   ------------   ------------   ------------
BALANCES - December 31, 2003                   $  8,223,557   $ 14,010,617   $ 64,049,670   $ 86,283,844
                                               ============   ============   ============   ============


         See accompanying notes to consolidated financial statements.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------



                                                                    2003             2002             2001
                                                                    ----             ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                                $   8,717,092    $   6,854,972    $   7,622,054
    Adjustments to reconcile net income to
      net cash flows from operating
      activities
        Depreciation                                              2,125,009        2,057,661        1,936,601
        Amortization of premiums and
         accretion of discounts on
         investment securities- net                                 169,213          175,996          152,509
        Gain on sale of loans                                    (2,131,615)      (1,400,663)       (570,675)
        Provision for loan losses                                   420,000          420,000          420,000
        Provision (benefit) for deferred income taxes              (146,000)         371,000            9,000
        Proceeds from sales of loans held for sale              116,220,685      100,494,561       64,230,204
        Originations of loans held for sale                    (114,089,070)     (99,093,898)    (63,659,529)
        Net change in
           Accrued interest receivable and other assets             538,099         (186,887)         363,231
           Accrued interest payable and other liabilities          (241,664)        (365,206)       (324,878)
                                                              --------------   --------------   -------------
        Net Cash Flows from Operating Activities                 11,581,749        9,327,536       10,178,517
                                                              --------------   --------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Activity in held to maturity securities
        Maturities, prepayments and calls                        83,209,270       85,182,181       65,573,918
        Purchases                                               (91,297,391)    (104,226,563)    (75,193,187)
    Net increase in loans                                       (14,740,467)     (25,074,182)    (11,066,965)
    Purchase of life insurance                                  (10,000,000)               -                -
    Purchases of premises and equipment - net                    (1,828,671)      (1,490,723)     (3,099,001)
                                                              --------------   --------------   -------------
        Net Cash Flows from Investing Activities                (34,657,259)     (45,609,287)    (23,785,235)
                                                              --------------   --------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in deposits                                     12,839,659       21,914,941       51,128,173
    Net change in federal funds purchased
      and securities sold under repurchase
      agreements                                                  7,513,622       (1,750,000)    (16,537,032)
    Net change in other borrowings                               (4,465,708)       4,570,744        (803,803)
    Dividends paid                                               (5,199,809)      (4,561,720)     (3,946,057)
    Common stock issued - net                                     2,928,295        2,679,565        2,293,010
                                                              --------------   --------------   -------------
        Net Cash Flows from Financing Activities                 13,616,059       22,853,530       32,134,291
                                                              --------------   --------------   -------------

           Net Change in Cash and Cash Equivalents               (9,459,451)     (13,428,221)      18,527,573

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                    50,308,930       63,737,151       45,209,578
                                                              --------------   --------------   -------------

    CASH AND CASH EQUIVALENTS - END OF YEAR                   $  40,849,479    $  50,308,930    $  63,737,151
                                                              ==============   ==============    ============

SUPPLEMENTAL CASH FLOW DISCLOSURES
    Cash paid for interest                                    $   5,342,182    $   8,226,238    $  12,839,368
    Cash paid for income taxes                                    3,360,000        1,434,000        2,395,000



         See accompanying notes to consolidated financial statements.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
 NOTE 1 - Summary of Significant Accounting Policies
-------------------------------------------------------------------------------

    CONSOLIDATION

The consolidated financial statements of Tri City Bankshares Corporation (the "Corporation") include the accounts of its wholly owned subsidiary, Tri City National Bank (the "subsidiary Bank"). Tri City National Bank includes the accounts of its wholly owned subsidiaries, Tri City Capital Corporation, a Nevada investment subsidiary, and Title Service of Southeast Wisconsin, Inc., a title company subsidiary. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

    NATURE OF BANKING ACTIVITIES

The consolidated income of the Corporation is principally from the income of its wholly owned subsidiary. The subsidiary Bank grants commercial, residential and consumer loans and accepts deposits primarily in the metropolitan Milwaukee, Wisconsin area. The Corporation and the subsidiary Bank are subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally, the Corporation and the subsidiary Bank are subject to the regulations of certain regulatory agencies and undergo periodic examination by those regulatory agencies.

    USE OF ESTIMATES

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation allowance for deferred income tax assets and mortgage servicing rights.

    CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.

The subsidiary Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The subsidiary Bank has not experienced any losses in such accounts.

    HELD TO MATURITY SECURITIES

Securities classified as held to maturity are those debt securities the subsidiary Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. Interest and dividends are included in interest income from the related securities as earned. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The sale of a security within three months of its maturity date or after collection of at least 85 percent of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure. Realized gains and losses are computed on a specific identification basis and declines in value determined to be other than temporary are included in gains (losses) on sale of securities.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
-------------------------------------------------------------------------------

    LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by an allowance for loan losses and any deferred fees or costs in originating loans. Interest income is accrued and credited to income on a daily basis based on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the loan yield using an approximate interest method. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

    LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse. The subsidiary Bank also services loans that have been sold with servicing retained by the subsidiary Bank. Such loans are not included in the accompanying consolidated balance sheets. There were no loans held for sale at December 31, 2003 or 2002.

    ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is composed of specific and general valuation allowances. The Corporation's subsidiary Bank establishes specific valuation allowances on loans considered impaired. A loan is considered impaired (and a specific valuation allowance established for an amount equal to the impairment) when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or the fair value of the underlying collateral. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is reviewed and approved by the subsidiary Bank's Board of Directors. The allowance reflects management's best estimate of the probable and estimable losses on loans, and is based on a risk model developed and implemented by management and approved by the subsidiary Bank's Board of Directors.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectibility based on information available to them at the time of their examination.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
-------------------------------------------------------------------------------

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

    MORTGAGE SERVICING RIGHTS

Servicing assets are recognized as separate assets when rights are acquired through purchase or through the sale of financial assets. Capitalized mortgage servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market based assumptions such as prepayment speeds, interest rates, and other factors which are subject to change over time. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount.

    PREMISES AND EQUIPMENT

Depreciable assets are stated at cost less accumulated depreciation. Provisions for depreciation are computed on straight-line methods over the estimated useful lives of the assets, which range from 3 to 10 years for furniture and equipment and 15 to 40 years for buildings and leasehold improvements. Repairs and maintenance costs are expensed as incurred.

    EMPLOYEE BENEFIT PLAN

The Corporation has established a trusteed contributory 401(k) profit-sharing plan for qualified employees. The Corporation's policy is to fund contributions as accrued.

    OTHER REAL ESTATE OWNED

Other real estate owned, acquired through partial or total satisfaction of loans is carried at the lower of cost or fair value less cost to sell. At the date of acquisition, losses are charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

    OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business the subsidiary Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
-------------------------------------------------------------------------------

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation utilizes derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Corporation does not use interest rate contracts (e.g. swaps, caps, floors) or other derivatives to manage interest rate risk and has none of these instruments outstanding.

    ADVERTISING COSTS

All advertising costs incurred by the Corporation are expensed in the period in which they are incurred.

    INCOME TAXES

The Corporation files a consolidated federal income tax return and individual state income tax returns. Accordingly, amounts equal to tax benefits of those companies having taxable federal losses or credits are reimbursed by the other companies that incur federal tax liabilities.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to the allowance for loan losses, mortgage servicing rights, deferred loan fees, and premises and equipment. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

    EARNINGS PER SHARE

Basic earnings per share are computed based upon the weighted average number of common shares outstanding during each year. The Corporation had no potentially dilutive securities outstanding during each of the three years in the period ended December 31, 2003.

    INTERIM FINANCIAL DATA

The interim financial data (see Note 21) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

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

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
-------------------------------------------------------------------------------

    FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments:

         CARRYING AMOUNTS APPROXIMATE FAIR VALUES FOR THE FOLLOWING INSTRUMENTS
                  Cash and cash equivalents
                  Non marketable equity securities
                  Mortgage servicing rights - using current market assumptions for prepayments, servicing cost and other factors
                  Accrued interest receivable
                  Variable rate loans that 4reprice frequently where no
                    significant change in credit risk has occurred
                  Cash surrender value of life insurance
                  Demand deposits
                  Variable rate money market accounts
                  Variable rate certificates of deposit
                  Accrued interest payable
                  Short term borrowings

         QUOTED MARKET PRICES
         Where available, or if not available, based on quoted market prices of comparable instruments for the following instrument:
                  Held to maturity securities

         DISCOUNTED CASH FLOWS
         Using interest rates currently being offered on instruments with similar terms and with similar credit quality:
                  All loans except variable rate loans described above Fixed rate certificates of deposit
                  Long term borrowings

         QUOTED FEES CURRENTLY BEING CHARGED FOR SIMILAR INSTRUMENTS Taking into account the remaining terms of the agreements and the counterparties' credit standing:
             Off-balance-sheet instruments
             -----------------------------
                  Letters of credit
                  Lending commitments

Since the majority of the Corporation's off-balance-sheet instruments consist of nonfee-producing, variable rate commitments, the Corporation had determined these do not have a distinguishable fair value.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
-------------------------------------------------------------------------------

    RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," amends and clarifies financial accounting and reporting for derivative instruments and requires that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, clarifies when a derivative contains a financing component, and amends the definition of underlying to conform it to language used in Financial Accounting Standards Board ("FASB") Financial Interpretation No. 45,
"Guarantor's Accounting and Disclosure Requirements for Guarantees." The provisions for this statement were effective for contracts entered into or modified after June 30, 2003. The Corporation adopted this statement and the implementation of this standard did not have a material impact on the consolidated financial statements.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires an issuer to classify the following instruments as liabilities: 1) a financial instrument issued in the form of shares that is mandatorily redeemable, 2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares or 3) a financial instrument that embodies an unconditional obligation. The provisions of this statement were effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The Corporation adopted this statement and the implementation of this standard did not have a material impact on the consolidated financial statements.

In January 2003 the FASB issued Financial Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The interpretation provides financial reporting guidance to companies involved with variable interest entities (VIEs). It requires variable interest entities to be consolidated by their primary beneficiary when certain circumstances exist. The primary beneficiary is the entity that holds the majority of the beneficial interests in the variable interest entity. The primary beneficiary of the VIE is the entity that is subject to a majority of the risk of loss from the VIE's activity or is entitled to receive a majority of its residual returns or both. A VIE is a legal entity used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities.

In addition, this interpretation expands the disclosure requirements for both VIEs that are consolidated as well as those from which the entity is the holder of a significant amount of beneficial interests, but not the majority. VIEs must be consolidated no later than the quarterly reporting period ending March 15, 2004. The Corporation adopted this interpretation during 2003 and the implementation of this interpretation did not have a material impact on the consolidated financial statements.

    RECLASSIFICATIONS

Certain 2002 and 2001 amounts have been reclassified to conform with the 2003 presentation. The reclassifications have no effect on previously reported net income, basic earnings per share, and stockholders' equity.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001



-------------------------------------------------------------------------------
NOTE 2 - Cash and Due From Banks
-------------------------------------------------------------------------------

The Corporation's subsidiary Bank is required to maintain vault cash and reserve balances with Federal Reserve Banks based upon a percentage of deposits. These requirements approximated $7,815,000 and $5,857,000 at December 31, 2003 and 2002, respectively.

-------------------------------------------------------------------------------
NOTE 3 - Held to Maturity Securities
-------------------------------------------------------------------------------

Amortized costs and fair values of held to maturity securities as of December 31, 2003 and 2002 are summarized as follows:

                                                                      2003
                                           ---------------------------------------------------------
                                                             Gross          Gross
                                             Amortized     Unrealized     Unrealized
                                                Cost         Gains          Losses       Fair Value
                                           ---------------------------------------------------------
Obligations of other U.S.
 government agencies and corporations      $ 85,090,838   $    854,144   $     93,213   $ 85,851,769
Obligations of states and political
    subdivisions                             85,450,285      1,679,984        108,111     87,022,158
                                           ------------   ------------   ------------   ------------
        Totals                             $170,541,123   $  2,534,128   $    201,324   $172,873,927
                                           ============   ============   ============   ============

----------------------------------------------------------------------------------------------------
                                                                      2002
                                                             Gross          Gross
                                             Amortized     Unrealized     Unrealized
                                                Cost         Gains          Losses       Fair Value
Obligations of other U.S.
 government agencies and corporations      $ 67,810,172   $  1,666,138   $          -   $ 69,476,310
Obligations of states and political
    subdivisions                             94,812,043      2,503,048         44,118     97,270,973
                                           ------------   ------------   ------------   ------------
        Totals                             $162,622,215   $  4,169,186   $     44,118   $166,747,283
                                           ============   ============   ============   ============


-------------------------------------------------------------------------------
The amortized cost and fair value of investments in debt securities at December 31, 2003, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     2003
                                       -------------------------------
                                       Amortized Cost     Fair Value
                                       -------------------------------
Due in one year or less                $  40,671,999    $  40,988,003
Due after one year through 5 years       129,700,548      131,711,673
Due after 5 years through 10 years           168,576          174,251
                                       -------------    --------------
     Totals                            $ 170,541,123    $ 172,873,927
                                       =============    ==============

-------------------------------------------------------------------------------
Held to maturity securities with an amortized cost of $37,594,588 and $37,530,680 at December 31, 2003 and 2002, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 4 - Loans
-------------------------------------------------------------------------------

Major classification of loans are as follows at December 31:
                                             2003              2002
  Commercial                           $  27,657,550     $  28,587,008
  Real estate
    Construction                          38,609,564        38,125,221
    Commercial                           158,541,079       143,630,959
    Residential                          160,933,661       158,722,569
  Installment and consumer                26,533,074        28,717,942
                                       -------------     -------------
                                         412,274,928       397,783,699
  Less:  Allowance for loan losses        (5,289,467)       (5,118,705)
                                       -------------     -------------
      Net Loans                        $ 406,985,461     $ 392,664,994
                                       =============     =============

-------------------------------------------------------------------------------
Nonaccrual loans totaled approximately $181,000 and $337,000 at December 31, 2003 and 2002, respectively. Loans, greater than 90 days past due and accruing interest, totaled approximately $1,280,000 and $2,361,000 at December 31, 2003 and 2002, respectively.

Certain directors and executive officers of the Corporation, and their related interests, had loans outstanding in the aggregate amounts of $7,181,503 and $2,512,315 at December 31, 2003 and 2002, respectively. During 2003 and 2002,
$6,336,395 and $2,251,500 of new loans were made and repayments totaled $1,667,207 and $1,338,562, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

-------------------------------------------------------------------------------
NOTE 5 -  Allowance for Loan Losses
-------------------------------------------------------------------------------

The allowance for loan losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb loan losses. An analysis of changes in the allowance is presented in the following tabulation as of December 31:

                                         2003          2002          2001
Balance at Beginning of Year         $ 5,118,705   $ 4,827,300   $ 4,521,465
   Charge-offs                          (338,382)     (228,663)     165,710)
   Recoveries                             89,144       100,068        51,545
   Provision charged to operations       420,000       420,000       420,000
                                     -----------   -----------   -----------
Balance at End of Year               $ 5,289,467   $ 5,118,705   $ 4,827,300
                                     ===========   ===========   ===========


-------------------------------------------------------------------------------
NOTE 6 - Mortgage Servicing Rights
-------------------------------------------------------------------------------

The unpaid principal balance of mortgage loans serviced for others, which are not included in the accompanying consolidated balance sheets, was $187,390,773, $155,717,847 and $103,685,954 at December 31, 2003, 2002 and 2001, respectively.
For these sold loans, the Corporation has recorded originated capitalized mortgage servicing rights, as shown below.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $837,877, $1,450,553 and $1,638,807 at December 31, 2003, 2002 and 2001, respectively.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 6 - Mortgage Servicing Rights (cont.)
-------------------------------------------------------------------------------

The following is an analysis of the mortgage servicing rights activity for the years ended December 31:

                                        2003         2002         2001
Unamortized cost of
  mortgage servicing rights
   Balance at beginning of year     $  789,903   $  250,000   $        -
   Additions of mortgage
    servicing rights                   895,197      819,744      250,000
   Amortization                       (686,586)    (279,841)           -
                                    ----------   ----------   ----------
      Balance at End of Year        $  998,514   $  789,903   $  250,000
                                    ==========   ==========   ==========



A valuation allowance for the impairment of mortgage servicing rights was not necessary at December 31, 2003, 2002 or 2001.

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment at December 31, 2003. Future amortization may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

Estimated future amortization by year is as follows:

    2004                                             $   266,496
    2005                                                 266,496
    2006                                                 266,496
    2007                                                 199,026
    2008                                                       -
    Thereafter                                                 -
                                                     -----------
                                                     $   998,514
                                                     ===========
-------------------------------------------------------------------------------
NOTE 7 - Premises and Equipment
-------------------------------------------------------------------------------

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:

                                                2003             2002
  Land                                     $  5,496,069     $  5,482,491
  Buildings and leasehold improvements       25,028,836       23,941,476
  Furniture and equipment                    10,533,867       10,453,941
                                           ------------     ------------
     Total  - at cost                        41,058,772       39,877,908
  Less: Accumulated depreciation            (19,166,312)     (17,689,110)
                                           ------------     ------------
      Net Premises and Equipment           $ 21,892,460     $ 22,188,798
                                           ============     ============


Depreciation expense amounted to $2,125,009, $2,057,661, and $1,936,601 in 2003,
2002 and 2001, respectively.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001

-------------------------------------------------------------------------------
NOTE 8 - Deposits
-------------------------------------------------------------------------------

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $30,793,000 and $40,977,000 at December 31, 2003 and 2002,
respectively.

Scheduled maturities of time deposits was as follows:
                                                    2003              2002
  Due within one year                         $  63,110,366     $  88,919,906
  After one year but within two years            18,738,995        13,993,978
  After two years but within three years          5,334,774         8,388,404
  After three years but within four years         2,816,862         6,312,186
  After four years but within five years          5,130,635         2,919,437
                                              -------------     -------------
        Totals                                $  95,131,632     $ 120,533,911
                                              =============     =============


Interest expense on deposits was as follows:
                                     2003           2002           2001
  Interest-bearing checking
    accounts                    $  1,087,130   $  1,076,785   $    928,626
  Money market accounts              351,284        699,042      1,119,999
  Savings accounts                   779,834      1,226,144      1,820,290
  Time deposit accounts            2,838,408      4,758,593      7,992,226
                                ------------   ------------   ------------
      Totals                    $  5,056,656   $  7,760,564   $ 11,861,141
                                ============   ============   ============

-------------------------------------------------------------------------------
NOTE 9 - Federal Funds Purchased and Securities Sold Under Repurchase Agreements
-------------------------------------------------------------------------------

The subsidiary Bank has the ability to borrow (purchase) federal funds of up to $30,000,000 under a revolving line-of-credit agreement with lenders. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were $9,013,622 and $0 federal funds purchased outstanding at December 31, 2003 and 2002, respectively.

The subsidiary Bank may also borrow through securities sold under repurchase agreements (reverse repurchase agreements). Reverse repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. They are reflected at the amount of cash received in connection with the transaction. The subsidiary Bank had $0 and $1,500,000 outstanding under reverse repurchase agreements at December 31, 2003 and 2002, respectively. The subsidiary Bank pledged U.S. government agencies and municipal obligations whose carrying values were $28,558,326 and $30,530,680 at December 31, 2003 and 2002, respectively, as collateral. The subsidiary Bank may be required to provide additional collateral based on the fair value of the underlying securities.

In addition, at December 31, 2003, the subsidiary Bank could also borrow up to $49,068,250 under existing reverse repurchase agreements with another bank. There were no reverse repurchase agreements outstanding at December 31, 2003 or 2002 under this agreement.

-------------------------------------------------------------------------------
NOTE 10 - Other Borrowings
-------------------------------------------------------------------------------

Other borrowings represent treasury, tax and loan accounts due to the Federal Reserve Bank under a $6,000,000 line of credit. Treasury, tax and loan account balances were $1,534,292 and $6,000,000 at December 31, 2003 and 2002,
respectively. Such accounts generally are repaid within one to 120 days from the transaction date and are collateralized by a pledge of investment securities with a carrying value of $9,036,262 and $7,000,000 at December 31, 2003 and 2002, respectively.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 11 - Income Taxes
-------------------------------------------------------------------------------

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components for the year ending December 31:

                                            2003          2002          2001
  Current Taxes
     Federal                            $ 3,048,000   $ 1,646,000   $ 2,433,000
     State                                  591,000       147,000       288,000
                                        -----------   -----------   -----------
       Total Current Provision            3,639,000     1,793,000     2,721,000
                                        -----------   -----------   -----------

  Deferred Income Taxes (Benefit)
     Federal                               (108,000)      319,000         8,000
     State                                  (38,000)       52,000         1,000
                                        -----------   -----------   -----------
       Total Deferred Provision            (146,000)      371,000         9,000
                                        -----------   -----------   -----------
     Total Provision for Income Taxes   $ 3,493,000   $ 2,164,000   $ 2,730,000
                                        ===========   ===========   ===========

The net deferred income tax assets in the accompanying consolidated balance sheets include the following amounts of deferred tax assets and liabilities at December 31:

                                                          2003          2002
  Deferred Income Tax Assets
     Allowance for loan losses                        $ 2,081,000   $ 2,026,000
     Excess servicing gains                                10,000        13,000
     Reserve for health plan                              249,000             -
     Other                                                 25,000         7,000
  Deferred Income Tax Liabilities
     Depreciation                                        (715,000)     (480,000)
     Safe harbor lease                                    (95,000)     (109,000)
     Deferred loan fees                                  (281,000)     (400,000)
     Mortgage servicing rights                           (393,000)     (310,000)
  Valuation allowance                                     (50,000)      (62,000)
                                                      -----------   -----------
        Net Deferred Income Tax Assets                $   831,000   $   685,000
                                                      ===========   ===========

-------------------------------------------------------------------------------
NOTE 11 - Income Taxes (cont.)
-------------------------------------------------------------------------------

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes is as follows:

                                          2003                     2002                     2001
                                --------------------------------------------------------------------------
                                             % of Pretax              % of Pretax              % of Pretax
                                   Amount      Income       Amount      Income       Amount      Income
                                --------------------------------------------------------------------------
Reconciliation of statutory
 to effective rates
  Federal income taxes at
   statutory rate               $ 4,151,431     34.00%   $ 3,066,450     34.00%   $ 3,519,698     34.00%
  Adjustments for
    Tax exempt interest on
    municipal obligations        (1,021,279)    (8.36)    (1,050,537)   (11.65)    (1,111,814)   (10.74)
  Increases in taxes
    resulting from state
    income taxes, net of
    federal tax benefit             352,440      2.89        131,340      1.46        190,740      1.84
  Other - net                        10,408      0.09         16,747      0.18        131,376      1.27
                                ----------------------   ----------------------   ----------------------
Effective Income Taxes          $ 3,493,000     28.62%   $ 2,164,000     23.99%   $ 2,730,000     26.37%
                                ======================   ======================   ======================


-------------------------------------------------------------------------------
NOTE 12 - Employee Benefit Plans
-------------------------------------------------------------------------------

The Corporation has a contributory defined-contribution 401(k) retirement plan. This plan covers substantially all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Corporation may make regular and matching contributions to the plan each year. In 2003, 2002 and 2001, the Corporation provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Corporation recorded contributions expense of $322,482, $303,513, and $267,510 in 2003, 2002 and
2001, respectively.

In December 2003, the Corporation adopted a Stock Purchase Plan to aid the Corporation in obtaining and retaining key management personnel by providing them with an opportunity to acquire an ownership interest in the Corporation by purchasing the Company's common stock. Eligibility to participate in the plan is restricted to directors, officers at a position of vice president or above, and certain officers with ten or more years of continous service. Participants may subscribe to purchase shares annually during January of each year, subject to limitations as defined in the plan, at a price per share equivalent to the most recently established fair market value determined under the Corporation's Automatic Dividend Reinvestment Plan. The maximum number of shares available to be issued under the plan is 125,000 shares. During January 2004, 18,000 common shares were subscribed for and subsequently issued under the plan.

The subsidiary Bank purchased paid-up life insurance as owner and beneficiary on certain officers and executives to provide the subsidiary Bank with funds in the event of the death of such individuals and to help recover the cost of employee benefits. Included in the consolidated financial statements is $10,000,000 of related cash surrender value as of December 31, 2003.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 13 - Operating Leases
-------------------------------------------------------------------------------

The Corporation leases various banking facilities under operating lease agreements from companies held by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the subsidiary Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $628,739, $560,656, and $529,930 in 2003, 2002 and 2001,
respectively.

At December 31, 2003, the future minimum lease payments for each of the five succeeding years and in the aggregate are as follows:

    2004                                             $   585,167
    2005                                                 450,278
    2006                                                 256,287
    2007                                                 179,351
    2008                                                 127,044
    Thereaft                                             310,693
                                                     -----------
                                                     $ 1,908,820
                                                     ===========

-------------------------------------------------------------------------------
NOTE 14 - Commitments and Contingencies
-------------------------------------------------------------------------------

The Corporation's income and franchise tax liability may be effected by recent developments in the state of Wisconsin. Like many financial institutions located in Wisconsin, the subsidiary Bank transferred investment securities to its subsidiary in Nevada, Tri City Capital Corporation, which now holds and manages those assets. Because the subsidiary is out of state, income from its operations has not been subject to Wisconsin state taxation. The State of Wisconsin Department of Revenue has implemented a program for the audit of Wisconsin financial institutions who have formed investment subsidiaries in Nevada, indicating that it will try to assess income or franchise taxes on the income of the Nevada investment subsidiaries of Wisconsin banks. The subsidiary Bank is undergoing such an audit, however, no formal assessments have yet been issued. Prior to formation of the investment subsidiary, the subsidiary Bank sought and obtained a private letter ruling from the Department regarding the non-taxability of the operations of the investment subsidiary. The subsidiary Bank intends to vigorously defend its position, however, if the Department is successful in its efforts, it may result in a negative impact on the earnings of the Corporation.

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized on the consolidated balance sheets.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments and issuing letters of credit as they do for on-balance-sheet instruments.

-------------------------------------------------------------------------------
NOTE 14 - Commitments and Contingencies (cont.)
-------------------------------------------------------------------------------

A summary of the contract or notional amount of the Corporation's exposure to off-balance-sheet risk as of December 31, 2003 and 2002 is as follows:

                                              2003              2002
                                        -------------     -------------
Financial instruments whose
  contract amounts represent
    credit risk:
       Commitments to extend credit     $  68,098,668     $  46,422,689
       Standby letters of credit        $   1,661,053     $     519,740



Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

-------------------------------------------------------------------------------
NOTE 15 - Stockholders' Equity
-------------------------------------------------------------------------------

         COMMON STOCK

The Board of Directors, on February 12, 2003, approved an amendment, effective February 28, 2003, to the Corporation's articles of incorporation, which increased the number of authorized shares of $1 par value common stock from 5,000,000 shares to 15,000,000 shares in connection with a three for one common stock split, completed on March 3, 2003. All share and per share information included in the consolidated financial statements has been restated to give effect to the stock split.

         CUMULATIVE PREFERRED STOCK

The Corporation's articles of incorporation authorize the issuance of up to 200,000 shares of $1 par value cumulative preferred stock. The Board of Directors is authorized to divide the stock into series and fix and determine the relative rights and preferences of each series. No shares have been issued.

         RETAINED EARNINGS

The principal source of income and funds of Tri City Bankshares Corporation are dividends from its subsidiary Bank. Dividends declared by the subsidiary Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by federal regulatory agencies. Under this formula, dividends of approximately $16,841,000 may be paid without prior regulatory approval. Maintenance of adequate capital at the subsidiary Bank effectively restricts potential dividends to an amount less than $16,841,000.

Under Federal Reserve regulations, the subsidiary Bank is limited as to the amount it may lend to its affiliates, including the Corporation. Such loans are required to be collateralized by investments defined in the regulations. In addition, the maximum amount available for transfer from the subsidiary Bank to the Corporation in the form of loans is limited to 10% of the subsidiary Bank's stockholders' equity in the case of any one affiliate or 20% in the case of all affiliates.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 16 - Regulatory Capital Requirements
-------------------------------------------------------------------------------

The Corporation (on a consolidated basis) and the subsidiary Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the subsidiary Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the subsidiary Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy requires the Corporation and the subsidiary Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 2003 and 2002 the Corporation and the subsidiary Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the regulatory agencies categorized the subsidiary Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the institution's category.

Listed below is a comparison of the Corporation's and the subsidiary Bank's actual capital amounts with the minimum requirements for well capitalized and adequately capitalized banks, as defined by the federal regulatory agencies' Prompt Corrective Action Rules, as of December 31, 2003 and 2002.

                                                                                                  To Be Well Capitalized
                                                                      For Capital Adequacy       Under Prompt Corrective
                                                 Actual                     Purposes                Action Provisions
                                           Amount         Ratio        Amount         Ratio        Amount         Ratio
As of December 31, 2003
   Total capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $    91,573,000      21.0%  $    34,851,000       8.0%        N/A           N/A
      Tri City National Bank           $    86,972,000      20.0%  $    34,824,000       8.0%  $    43,530,000      10.0%
   Tier 1 capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $    86,284,000      19.8%  $    17,426,000       4.0%        N/A           N/A
      Tri City National Bank           $    81,682,000      18.8%  $    17,412,000       4.0%  $    26,118,000       6.0%
   Tier 1 capital (to average assets)
      Tri City Bankshares Corporation  $    86,284,000      13.5%  $    25,529,000       4.0%        N/A           N/A
      Tri City National Bank           $    81,682,000      12.8%  $    25,517,000       4.0%  $    31,896,000       5.0%
As of December 31, 2002
   Total capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $    84,957,000      20.0%  $    33,474,000       8.0%        N/A           N/A
      Tri City National Bank           $    80,323,000      18.9%  $    33,444,000       8.0%  $    41,805,000      10.0%
   Tier 1 capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $    79,838,000      18.8%  $    16,737,000       4.0%        N/A           N/A
      Tri City National Bank           $    75,204,000      17.7%  $    16,722,000       4.0%  $    25,083,000       6.0%
   Tier 1 capital (to average assets)
      Tri City Bankshares Corporation  $    79,838,000      12.9%  $    24,774,000       4.0%        N/A           N/A
      Tri City National Bank           $    75,204,000      12.2%  $    24,760,000       4.0%  $    30,950,000       5.0%

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001



-------------------------------------------------------------------------------
NOTE 16 - Regulatory Capital Requirements (cont.)
-------------------------------------------------------------------------------

Differences between the Corporation's and the subsidiary Bank's equity under accounting principles generally accepted in the United States of America and capital as defined by regulatory agencies is due to the allowance for loan losses.

-------------------------------------------------------------------------------
NOTE 17 - Concentration of Credit Risk
-------------------------------------------------------------------------------

Practically all of the subsidiary Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the subsidiary Bank's market area. Although the subsidiary Bank has a diversified loan portfolio, the ability of their debtors to honor their contracts is dependent on the economic conditions of the counties surrounding the subsidiary Bank. The concentration of credit by type of loan is set forth in Note 4.

-------------------------------------------------------------------------------
NOTE 18 - Fair Value of Financial Instruments
-------------------------------------------------------------------------------

The estimated fair values of financial instruments at December 31, 2003 and 2002 are as follows:

                                                               2003                                   2002
                                                                     Estimated Fair                        Estimated Fair
                                                Carrying Amount          Value         Carrying Amount         Value
FINANCIAL ASSETS
    Cash and cash equivalents                  $     40,849,479   $     40,849,479    $     50,308,930   $     50,308,930
                                               ================   ================    ================   ================
    Marketable securities                      $    170,541,123   $    172,873,927    $    162,622,215   $    166,747,283
                                               ================   ================    ================   ================
    Non marketable equity securities           $        322,100   $        322,100    $        322,100   $        322,100
                                               ================   ================    ================   ================
    Loans, net                                 $    406,985,461   $    411,353,618    $    392,664,994   $    400,775,994
                                               ================   ================    ================   ================
    Cash surrender value of life insurance     $     10,000,000   $     10,000,000    $             -    $             -
                                               ================   ================    ================   ===============
    Mortgage servicing rights                  $        998,514   $        998,514    $        789,903   $        789,903
                                               ================   ================    ================   ================
    Accrued interest receivable                $      2,986,496   $      2,986,496    $      3,623,376   $      3,623,376
                                               ================   ================    ================   ================
FINANCIAL LIABILITIES
    Deposits                                   $    556,023,909   $    557,103,424    $    543,184,250   $    544,599,250
                                               ================   ================    ================   ================
    Federal funds purchased and securities
      sold under repurchase agreements         $      9,013,622   $      9,013,622    $      1,500,000   $      1,500,000
                                               ================   ================    ================   ================
    Other borrowings                           $      1,534,292   $      1,534,292    $      6,000,000   $      6,000,000
                                               ================   ================    ================   ================
    Accrued interest payable                   $        267,413   $        267,413    $        525,623   $        525,623
                                               ================   ================    ================   ================


The estimated fair value of fee income on letters of credit at December 31, 2003 and 2002 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2003 and 2002.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 18 - Fair Value of Financial Instruments (cont.)
-------------------------------------------------------------------------------

The subsidiary Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the subsidiary Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the subsidiary Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to repay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the subsidiary Bank's overall interest rate risk.

-------------------------------------------------------------------------------
NOTE 19 - Litigation Settlement
-------------------------------------------------------------------------------

The subsidiary Bank settled two separate legal actions during the year ended December 31, 2002. Both of these actions were a result of a loan fraud perpetrated by an individual not associated with the subsidiary Bank. The individual was convicted and is now serving his sentence in a federal penitentiary. Two of the subsidiary Bank's former employees were also convicted of providing false information used by this person to obtain the fraudulent loans from the plaintiffs in these actions. In the first action, Creve Coeur Mortgage Associates, Inc. v. Tri City National Bank, a settlement was reached on April 17, 2002. As part of the agreement, the subsidiary Bank paid $2,400,000 to Creve Coeur Mortgage Associates. The second action, Centex Credit Corporation v. Tri City National Bank, went through mediation in January 2002, resulting in a settlement agreement dated as of January 15, 2002. As part of the agreement, the subsidiary Bank paid Centex $1,850,000.

The subsidiary Bank's fidelity bond insurer denied initial requests for coverage of the losses that resulted from these lawsuits. The subsidiary Bank pursued a lawsuit against the fidelity bond insurer which resulted in a summary judgment to the insurance company. The case was appealed to the Wisconsin Court of Appeals on January 29, 2003. The case was fully briefed by both the subsidiary Bank and the insurance company and a decision was issued by the Wisconsin Court of Appeals, District I on December 9, 2003. In that decision, the panel of three appellate court judges unanimously affirmed the trial court on a similar rationale that the appropriate interpretation of the words in the bond did not cover the losses suffered by the subsidiary Bank as a result of paying settlements or judgments to third-party claimants in litigation. The subsidiary Bank has decided not to petition the Wisconsin Supreme Court for review of the decision by the Wisconsin Court of Appeals, thus ending the litigation.

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


-------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only)
          Financial Information
-------------------------------------------------------------------------------


                            CONDENSED BALANCE SHEETS

                                                        December 31,
                                              ---------------------------------
                                                    2003               2002
                                              ---------------------------------
ASSETS
   Cash on deposit with subsidiary Bank       $   3,799,710      $   3,847,470
   Premises and equipment, net                    1,588,356          1,686,055
   Investment in subsidiary                      80,266,131         73,731,706
   Other assets, net                                629,647            573,035
                                              -------------      -------------

          TOTAL ASSETS                        $  86,283,844      $  79,838,266
                                              =============      =============


STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par
      value, 200,000 shares authorized,
      no shares issued                        $           -      $           -
   Common stock, $1 par value,

     15,000,000 shares authorized,
      8,223,557 and 8,062,536 shares
      issued and outstanding as of
      2003 and 2002, respectively                 8,223,557          8,062,536
   Additional paid-in capital                    14,010,617         11,243,343
   Retained earnings                             64,049,670         60,532,387
                                              -------------      -------------
          TOTAL STOCKHOLDERS' EQUITY          $  86,283,844      $  79,838,266
                                              =============      =============

                         CONDENSED STATEMENTS OF INCOME
                                                Years Ended December 31,
                                          -------------------------------------
                                              2003         2002         2001
                                          -----------  -----------  -----------
INCOME
  Dividends from subsidiary Bank          $ 2,352,000  $ 2,100,000  $ 2,016,000
  Interest income from subsidiary Bank         47,092       68,129      160,675
  Management fees from subsidiary Bank        507,600      507,600      534,000
                                          -----------  -----------  -----------
     Total Income                           2,906,692    2,675,729    2,710,675

EXPENSES
  Administrative and general - net            785,019      704,397      727,243
                                          -----------  -----------  -----------

Income before income taxes and equity
  in undistributed earnings of
  subsidiary                                2,121,673    1,971,332    1,983,432
Less:  Applicable income taxes (benefit)      (61,000)     (26,000)    (19,000)
                                          -----------  -----------  -----------

Income before equity in undistributed
   earnings of subsidiary                   2,182,673    1,997,332    2,002,432
Equity in undistributed earnings
   of subsidiary                            6,534,419    4,857,640    5,619,622
                                          -----------  -----------  -----------
      NET INCOME                          $ 8,717,092  $ 6,854,972  $ 7,622,054
                                          ===========  ===========  ===========

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


--------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information (cont.)
--------------------------------------------------------------------------------


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                 Years Ended December 31,
                                          -------------------------------------
                                              2003         2002         2001
                                          -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                              $ 8,717,092  $ 6,854,972  $ 7,622,054
  Adjustments to reconcile net income
    to net cash flows from operating
    activities
      Depreciation                             99,272      109,429      115,543
      Equity in undistributed income
        of subsidiary                      (6,534,419)  (4,857,640)  (5,619,622)
      Other                                   (56,618)     (42,631)     (67,723)
                                          -----------  -----------  -----------
      Net Cash Flows from Operating
        Activities                          2,225,327    2,064,130    2,050,252
                                          -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of premises and equipment-
    net                                        (1,573)     (51,351)      (8,520)
                                          -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid                           (5,199,809)  (4,561,720)  (3,946,057)
  Common stock issued - net                 2,928,295    2,679,565    2,293,010
                                          -----------  -----------  -----------
      Net Cash Flows from Financing
        Activities                         (2,271,514)  (1,882,155)  (1,653,047)
                                          -----------  -----------  -----------

         Net Change in Cash                   (47,760)     130,624      388,685

CASH - BEGINNING OF YEAR                    3,847,470    3,716,846    3,328,161
                                          -----------  -----------  -----------

    CASH - END OF YEAR                    $ 3,799,710  $ 3,847,470  $ 3,716,846
                                          ===========  ===========  ===========

                 TRI CITY BANKSHARES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001



-------------------------------------------------------------------------------
NOTE 21 - Quarterly Results of Operations (Unaudited)
-------------------------------------------------------------------------------

The following is a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002:
                                     (In thousands, except per share data)
                                               Three Months Ended
2003                              December   September    June       March
                                     31         30         30          31
  Interest income                $  8,128   $  8,202     $  8,553   $  8,573
  Interest expense                  1,196      1,201        1,298      1,389
  Net interest income               6,932      7,001        7,255      7,184
  Provision for loan losses          (105)      (105)        (105)      (105)
  Noninterest income (1)            1,535      2,028        2,165      1,973
  Noninterest expense (1)           5,988      5,917        5,819      5,719
  Income before income taxes        2,374      3,007        3,496      3,333
  Income taxes                        632        853        1,035        973
  Net Income                        1,742      2,154        2,461      2,360
  Basic earnings per share           0.21       0.26         0.30       0.29
2002
  Interest income                $  9,211   $  9,312     $  9,121   $  9,207
  Interest expense                  1,706      1,955        2,016      2,162
  Net interest income               7,505      7,357        7,105      7,045
  Provision for loan losses          (105)      (105)        (105)      (105)
  Noninterest income (1)            2,172      1,770        1,553      1,725
  Noninterest expense (1)           5,753      5,664        8,363      7,013
  Income before income taxes        3,819      3,359          190      1,651
  Income taxes                      1,271        921         (300)       272
  Net Income                        2,548      2,438          490      1,379
  Basic earnings per share           0.32       0.31         0.06       0.17

     (1) Amounts previously reported as rental income and included in noninterest income have been reclassified and reported as a reduction of occupancy costs and included in noninterest expense in accordance with industry practice and regulatory guidelines. The following table sets forth a reconciliation of such previously reported amounts:


                                                                                 (In thousands)
                                                                               Three Months Ended
                                                         December 31      September 30        June 30          March 31

2003
  Noninterest income as previously reported           $          1,832  $          2,310 $          2,447  $          2,262
  Rental income reclassification adjustment                      (297)             (282)            (282)             (289)
                                                      ----------------  ---------------- ----------------  ----------------
      Noninterest income as reported                  $          1,535  $          2,028 $          2,165  $          1,973
                                                      ================  ================ ================  ================
  Noninterest expense as previously reported          $          6,285  $          6,199 $          6,101  $          6,008
  Rental income reclassification adjustment                      (297)             (282)            (282)             (289)
                                                      ----------------  ---------------- ----------------  ----------------
      Noninterest expense as reported                 $          5,988  $          5,917 $          5,819  $          5,719
                                                      ================  ================ ================  ================
2002
  Noninterest income as previously reported           $          2,324  $          2,075 $          1,919  $          2,089
  Rental income reclassification adjustment                      (152)             (305)            (366)             (364)
                                                      ----------------  ---------------- ----------------  ----------------
      Noninterest income as reported                  $          2,172  $          1,770 $          1,553  $          1,725
                                                      ================  ================ ================  ================
  Noninterest expense as previously reported          $          5,905  $          5,969 $          8,729  $          7,377
  Rental income reclassification adjustment                      (152)             (305)            (366)             (364)
                                                      ----------------  ---------------- ----------------  ----------------
      Noninterest expense as reported                 $          5,753  $          5,664 $          8,363  $          7,013
                                                      ================  ================ ================  ================

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