Form 10-K, Exhibit 13
period 2004-12-31
TRI CITY BANKSHARES CORP
filed 2005-03-31
CIK 313337

Dear Stockholder:


Some things never change. During 2003 and 2004 we saw interest rates at the same levels we had in the early years of your bank in the 1960's. Obviously during this period, rates fluctuated greatly from record highs to the recent forty-year low. Now, with the economy getting more robust, the rates we are paying on deposits and earning on loans are gradually increasing. A positive trend in the economic outlook is very favorable not only for the country as a whole but for your organization as well.

The overview on page four of the attached Management Disclosure and Analysis states that 2004 was a significant year for your corporation. Briefly told, deposit growth was a healthy 6.2% with an excellent loan growth of 14.4%. Loan growth was achieved with no compromise in the credit quality of the banking subsidiary's loan portfolio. The Corporation also posted solid profits with total capital increasing 7.2% after a cash dividend for the year of 3.6%. Additionally, we would like to point out that the third and again the fourth quarters of 2004 were particularly strong in profitability. We ask that you take the time to read and review the Management Discussion and Analysis, as it will show in great detail the financial activities of your corporation during the past year.

As for the future, we have several new opportunities on the horizon. Planned are three new full service, seven- day-a-week supermarket offices in Pick'n Saves and we are constantly searching for new market locations. We are also implementing a new advertising and promotional campaign and will be installing state of the art computer hardware, software and systems for more efficient customer service.

In closing, I have to say things do change. One thing that remains constant is that we live in a strong and free country with opportunities to continue to build your organization. In addition, not changing will be the dedication of your Board of Directors, management and entire staff of 400-plus employees who will continue their efforts to insure your investment remains solid and growing.

Very truly yours,


Henry Karbiner, Jr.
Chairman & President

HKJ/vk

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

Christ Krantz           Vice President of K.R.K., Inc.(corporation owning Ramada
                        -Airport Motel, Milwaukee) and partner in Veterans Linen
                        Supply Company and President of Krantz Realty

Robert W. Orth          Executive Vice President of Tri City National Bank,  and
                        Senior Vice President of the Corporation

Ronald K. Puetz         President  and  Chief  Operating  Officer  of  Tri  City
                        National  Bank  and  Executive  Vice  President  of  the
                        Corporation and Vice President and Treasurer of NDC, LLC

Agatha T. Ulrich        Chairman and Director of NDC,LLC, President and Director
                        of the David A. and Agatha T. Ulrich Foundation, Inc.

David A. Ulrich, Jr.    Independent Investor,Retired Vice President and Director
                        of Mega Marts,Inc., Retired Vice President and Director of NDC, LLC and Director of the David A. and Agatha T
                      . Ulrich Foundation, Inc.

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

George E. Mikolajczak     Vice President - Human Resources

Gary J. Hafemann          Assistant Vice President and Auditor

                         Tri City Bankshares Corporation

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

The following discussion provides additional analysis of the financial statements and should be read in conjunction with the financial statements. This discussion focuses on significant factors which affected Tri City Bankshares Corporation's (the "Corporation") financial performance in 2004 with comparisons to 2003 and to 2002 where applicable. As of December 31, 2004, the operations of Tri City National Bank (the "banking subsidiary") contributed substantially all of the Corporation's revenue and expense for the year. Included in the operations of the banking subsidiary are the activities of its wholly-owned subsidiaries, Tri City Capital Corporation, Inc. and Title Service of Southeast Wisconsin, Inc.

OVERVIEW

The year ended December 31, 2004 was a significant year for the Corporation and its banking subsidiary in terms of the continued effort to build its loan portfolio. The year 2004 also saw modest mortgage loan production after the record activity which peaked early in 2003 and ended by the middle of that year. Management's simple strategy was to replace revenue generated by secondary market lending with portfolio lending. The improving economy in 2004 contributed to loan growth. Earnings were also driven by continued strong margin performance. Expense controls and the Corporation's historically sound credit quality both contributed to the strong consolidated earnings as well.


FORWARD-LOOKING STATEMENTS


This report contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements other than historical facts contained or incorporated by reference in this report. These statements speak of Corporation's plans, goals, beliefs or expectations, refer to estimates or use similar terms. Future filings by the Corporation with the Securities and Exchange Commission, and statements other than historical facts contained in written material, press releases and oral statements issued by, or on behalf of the Corporation, may also constitute forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties. The Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to the factors set forth in Exhibit 99.1 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, which exhibit is incorporated herein by reference.

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

CRITICAL ACCOUNTING POLICIES

A number of accounting policies require us to use management's judgment. Three of the more significant policies are:

     o Establishing the amount of the provision and allowance for loan losses. We evaluate our loan portfolio at least quarterly to determine the adequacy of the allowance for loan losses. Included in the review are five components: (1) An historic review of losses and allowance coverage based on peak and average loss volume; (2) A review of portfolio trends in volume and composition with attention to possible concentrations; (3) A review of delinquency trends and loan performance compared to our peer group; (4) A review of local and national economic conditions; and (5) A quality analysis review of non-performing loans identifying charge-offs, potential loss after collateral liquidation and credit weaknesses requiring above-normal supervision. If we misjudge the adequacy of the allowance and experience additional losses, a charge to earnings may result.

     o Establishing the value of mortgage servicing rights. Mortgage servicing rights ("MSRs") are established on loans (primarily mortgage loans) that we originate and sell, but continue to service as we collect the payments and tax escrows. Generally accepted accounting principles require that we recognize, as income, the estimated fair market value of the asset when originated, even though management does not intend to sell these rights. The estimated value of MSRs is the present value of future net cash flows from the servicing relationship using current market assumptions for factors such as prepayments and servicing costs. As the loans are repaid and the servicing revenue is earned, MSR's are amortized. Net servicing revenues and newly originated MSR's generally exceed this amortization expense. However, if actual prepayment experience is greater than anticipated and new loan volume declines, net servicing revenues may be less than expected and a charge to earnings may result.

     o Determining the amount of current and deferred income taxes. The determination of current and deferred income taxes is based on complex analyses of many factors including interpretation of federal and state income tax laws, the difference between tax and financial reporting of temporary differences and current accounting standards. The federal and state taxing authorities who make assessments based on their determination of tax laws periodically review the Corporation's interpretation of federal and state tax laws. This assessment may result in an adjustment to amounts previously provided for.

PERFORMANCE SUMMARY

The Corporation recorded net income of $8.4 million for the year ended December 31, 2004, a decrease of $329,000 or 3.8% from the $8.7 million earned in 2003. Basic earnings per share for 2004 were $1.01, a 5.6% decrease from 2003 basic earnings per share of $1.07. Return on average assets and return on average equity for 2004 were 1.26% and 9.49%, respectively, compared to 1.41% and 10.56%, respectively, for 2003. Cash dividends of $0.70 per share paid in 2004 increased by 9.4% over 2003. Key factors behind these results were:

     o Taxable equivalent net interest income was $30.2 million for 2004, $232,000 or 0.77% higher than 2003. Taxable equivalent interest income increased $41,000 while interest expense decreased $191,000. The relatively small increase in taxable equivalent net interest income was attributable to large volume variances (with balance sheet growth and differences in the mix of taxable and tax exempt earning assets adding $3.0 million to taxable equivalent net rate interest income), offset entirely by equally large unfavorable rate variances (as the impact of changes in the interest rate environment reduced taxable equivalent net interest income by $3.0 million). The decrease of $191,000 in interest paid on deposits was entirely attributable to a shift in the mix of deposits (out of time deposits) and a lower rate environment. Average earning assets increased $35.2 million to $608.7 million while interest bearing liabilities increased $27.8 million to $415.8 million.

     o Net interest income and net interest margin were impacted in 2004 by the sustained low interest rate environment, competitive pricing pressures, higher earning asset balances, and total deposit growth. The average Federal funds rate of 1.43% in 2004 was 27 basis points ("bp") higher than the average rate in 2003.

     o The net interest margin for 2004 was 4.91%, compared to 5.15% in 2003. The 24 bp decrease in net interest margin is attributable to the net of a 21 bp decrease in interest rate spread (the net of a 34 bp decrease in the yield on earning assets, substantially offset by a 13 bp lower cost of interest-bearing liabilities), and a 3 bp lower contribution from net free funds.

     o Total loans were $471.2 million at December 31, 2004, an increase of $59.0 million from December 31, 2003, entirely due to commercial and residential real estate loan growth. These loan balances grew $60.5 million (16.9%) and represented 88.8% of total loans at December 31, 2004, compared to 86.8% at year end 2003. Total deposits were $590.4 million at December 31, 2004, an increase of $34.4 million or 6.2% from year end 2003, with growth centered primarily in short term and transaction deposit accounts.

     o Asset quality remains strong in the banking subsidiary. Net charge offs were $82,000, a decrease of $168,000 from 2003, with the majority of the decrease attributable to fewer charge offs in the consumer loan portfolio. Net charge offs were 0.02% of average loans compared to 0.06% in 2003. The provision for loan losses increased to $435,000 compared to $420,000 in 2003. The ratio of allowance for loan losses to loans was 1.20% and 1.28% at December 31, 2004 and 2003, respectively. Nonperforming loans were $2.0 million, representing 0.42% of total loans at year end 2004, compared to $1.5 million or 0.35% of total loans at year end 2003.

     o Non-interest income was $6.4 million for 2004, $1.2 million or 16.2% lower than 2003, the decrease attributable to declining mortgage banking activity. Mortgage banking revenue decreased $1.6 million (76.6%) to $0.5 million, from the record income of $2.1 recorded in 2003 during the boom in residential refinancing.

     o Non-interest expense was $23 million, down $486,000 or 2.1% from 2003. Personnel expense decreased $440,000 or 3.2%, primarily due to the reduction in profit sharing bonuses paid to officers. The reduction was the result of the banking subsidiary's lower earnings compared to 2003.

     o Income tax expense increased to $3.7 million, up $180,000 from 2003. The increase was primarily attributable to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities and a settlement with the Wisconsin Department of Revenue concerning the Corporation's Nevada subsidiary. Beginning in 2004, certain assets held in the Nevada subsidiary are limited as to eligibility for favorable tax treatment.

INCOME STATEMENT ANALYSIS

Table 1 provides average balances of earning assets and interest-bearing liabilities, the interest income and expense resulting from each, and the calculated interest rates earned and paid. The table further shows net interest income, interest rate spread, and the net interest margin on a taxable equivalent basis for the years ended December 31, 2004, 2003 and 2002.

TABLE 1
                       AVERAGE BALANCES AND INTEREST RATES
                 (interest rates on a taxable equivalent basis)
                             (Dollars in Thousands)

                                            2004                         2003                         2002
                                            ----                         ----                         ----
                                                    Yield                        Yield                        Yield
                                 Average              or      Average              or      Average              or
                                 Balance  Interest   Cost     Balance  Interest   Cost     Balance  Interest   Cost
ASSETS (000's)
Interest Earning Assets:
Loans                           $444,938   $28,379   6.38%   $396,427   $27,363   6.90%   $388,566   $29,923   7.70%
Taxable Investment Securities     96,732     3,259   3.37%     72,877     2,895   3.97%     74,230     3,595   4.84%
Non Taxable Investment
securities                        65,561     3,388   5.17%     86,433     4,565   5.28%     75,146     4,682   6.23%
Federal Funds Sold                 1,423        23   1.59%     17,735       185   1.04%     14,388       245   1.70%
                                --------   -------           --------   -------           --------   -------

Total Interest Earning Assets    608,654    35,049   5.76%    573,472    35,008   6.10%    552,330    38,445   6.96%
                                           -------                      -------                      -------
Noninterest-Earning Assets:
Other Assets                      55,894                       46,815                       47,784
                                --------                     --------                     --------
TOTAL ASSETS                    $664,548                     $620,287                     $600,114
                                ========                     ========                     ========

LIABILITIES AND EQUITY (000's)

Interest-Bearing Liabilities:

Transaction Accounts            $122,311   $ 1,409   1.15%   $ 95,935   $ 1,087   1.13%   $ 71,571   $ 1,077   1.51%
Money Market                      48,695       367   0.75%     47,560       351   0.74%     58,303       699   1.20%
Savings Deposits                 141,962       766   0.54%    136,114       780   0.57%    122,097     1,226   1.00%
Other Time Deposits               89,716     2,166   2.41%    105,741     2,838   2.68%    128,114     4,759   3.71%
Short-Term Borrowings             13,104       184   1.40%      2,625        27   1.03%      6,099        79   1.29%
                                --------   -------           --------   -------           --------   -------
Total Interest-Bearing
Liabilities                      415,788     4,892   1.18%    387,975     5,083   1.31%    386,184     7,840   2.03%
                                           -------                      -------                      -------
Noninterest Bearing Liabilities:
Demand Deposits                  157,400                      146,385                      135,254
Other                              3,016                        3,404                        2,713
Stockholders' Equity              88,344                       82,523                       75,963
                                --------                     --------                     --------
Total Liabilities and
   Stockholders' Equity         $664,548                     $620,287                     $600,114
                                ========                     ========                     ========
Net interest earnings and
   interest  rate spread                   $30,157   4.58%              $29,925   4.79%              $30,605   4.93%
                                           =======   =====              =======   =====              =======   =====

Net interest margin (FTE)                            4.91%                        5.15%                        5.46%
                                                     =====                        =====                        =====


NET INTEREST INCOME

Net interest income is the Corporation's primary source of income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on interest-bearing deposits and other borrowings, such as the Federal funds purchased through a correspondent bank, used to fund such assets. Net interest income is affected by increasing or decreasing interest rates as well as the mix and volume of both the earning assets and funding deposits. Additionally, the composition and characteristics of such assets and deposits contribute to the sensitivity of the balance sheet to changes in interest rates. Examples of these characteristics include loans with floating rates tied to an index, such as the Tri City National Bank reference rate, and the contractual maturities of loans. Similarly, on the deposit side, the ratio of time deposits to deposits with no stated investment term impacts balance sheet sensitivity.

A measure of the interest rate spread and net interest margin will explain changes in net interest income. Interest rate spread is the difference between the yield on earning assets and the rate paid for interest-bearing liabilities that fund those assets. The net interest margin is expressed as the percentage of net interest income to average earning assets. The net interest margin exceeds the interest rate spread because non-interest-bearing sources of funds, principally demand deposits and stockholders' equity, also support earning assets. To compare tax-exempt asset yields to taxable yields, the yield on tax-exempt loans and securities is computed on a taxable equivalent basis. Net interest income, interest rate spread, and net interest margin are discussed on a taxable equivalent basis.

Taxable equivalent net interest income was $30.2 million for 2004, an increase of $232,000 or 0.8% from 2003. The increase in taxable equivalent net interest income was a function of growth in the commercial loan portfolio resulting in a higher level of earning assets partially offset by unfavorable interest rate changes with maturing loans repricing at lower rates and new business also yielding a lower rate than in prior years. The taxable equivalent net interest margin for 2004 was 4.91% compared to 5.15% for 2003. The 24 basis point compression is attributable to a decrease in the interest rate spread (with a 34 bp decrease on the yields on earning assets partially offset by a 13 bp decrease in cost of deposits and borrowed funds.) Although the margin compression is significant, it should be viewed in the context of peer performance where the Corporation's net interest margin continues to rank in the top quartile of over 1,000 similarly sized banks as ranked by the Federal Financial Institutions Examination Council in its peer analysis, the Uniform Bank Performance Report. Interest rates through the first half of 2004 were stable but began to increase in July as the Federal Reserve made the first of five 25 bp increases to the discount rate.

For 2004 the yield on earning assets fell 34 bp to 5.76%. This overall decrease reflects the decline in loan yields of 52 bp, down from 6.90% to 6.38% as well as a 60 bp decline in the yields earned on investment securities from 3.97% to 3.37%. The decrease in loan yields was the result of a continued low rate environment for much of 2004 and competitive pricing as the economy strengthened. The decrease in yields earned on securities is the result of many callable issues being reinvested at lower rates.

Interest paid on interest-bearing liabilities also decreased in 2004, but not to the extent that it did in 2003. Funding yields on interest-bearing liabilities decreased 13 bp to 1.18%. This decrease was most significant in time deposits
(27bp) with changes of 3 bp or less in transaction accounts, money market, savings and time deposits. The relatively minor change was the result of a stable rate environment through most of the year. Since the Corporation does not utilize long-term borrowings or brokered deposits, this 13 bp rate change to core deposit yields and the shift of core deposits out of time deposits entirely accounted for the $0.2 million reduction in interest expense.

TABLE 2
               INTEREST INCOME AND EXPENSE VOLUME AND RATE CHANGE
                             (Dollars in Thousands)

The following table sets forth, for the periods indicated, a summary of the changes in interest earned (on a fully taxable equivalent basis) and interest paid resulting from changes in volume and changes in rates:


                         2004 Compared to 2003         2003 Compared to 2002
                       Increase (Decrease) Due to    Increase (Decrease) Due to
                         Volume   Rate(1)    Net       Volume   Rate(1)     Net
Interest earned on:
Loans                   $ 3,348  $(2,332) $ 1,016      $  605  $(3,165) $(2,560)
Taxable investment
  securities                948     (584)     364         (65)    (635)    (700)
Nontaxable investment
  securities             (1,102)     (75)  (1,177)        736     (853)    (117)
Federal funds sold         (170)       8     (162)         57     (117)     (60)
                        -------  -------  -------      ------  -------  -------
Total interest-earning
  assets                $ 3,024  $(2,983) $    41      $1,333  $(4,770) $(3,437)
                        =======  =======  =======      ======  =======  =======
Interest paid on:
Transaction accounts        297       25      322         367     (357)      10
Money market                  8        8       16        (129)    (219)    (348)
Savings deposits             34      (48)     (14)        141     (587)    (446)
Other time deposits        (429)    (242)    (671)       (830)  (1,091)  (1,921)
Short-term borrowings       109       47      156         (45)      (7)     (52)
                        -------  -------  -------      ------  -------  -------
Total interest-bearing
  liabilities           $    19  $  (210) $  (191)     $ (496) $(2,261) $(2,757)
                        =======  =======  =======      ======  =======  =======
Increase (decrease) in
 net interest income                      $   232                       $  (680)
                                          =======                       =======

     (1) The change in interest due to both rate and volume has been allocated to rate changes.

Table 2 shows the year to year rate and volume comparisons for interest income and expense. Volume changes increased taxable equivalent net interest income $3.0 million. Rate changes decreased the income category just under $3.0 million resulting in a small net increase of $41,000 in taxable net interest income. The volume review shows growth in loans increased interest income $3.3 million while the composition (volume) change of securities from non-taxable to taxable resulted in a net decrease in interest income of $154,000 (the shift to taxable government securities increased interest income $948,000 while the shift out of municipal securities decreased taxable equivalent interest income $1.1 million.) This shift was the result of a flattened yield curve and limited spread opportunities in municipal investments. The decrease in interest income due to rate changes was concentrated in loans (a $2.3 million decrease) with repriced securities accounting for the remainder of the $3.0 million decease.

Table 2 also shows the change in interest expense on interest bearing deposits. Composition mix (volume changes) of various categories of interest-bearing liabilities had no effect (decrease in time deposit volume of $0.43 million was offset by the increase in transaction account volume of $0.3 million and short term borrowings of $0.1 million.) The decrease due to rate paid is entirely attributable to decreased rates on time deposits $0.2 million.

The net result of both volume and rate changes shown in Table 2 for interest earned on loans is an increase of $1.0 million. Increased income due to loan volume, showing the Corporation's commitment to loan growth, contributed $3.3 million while unfavorable rate changes decreased interest income $2.3 million. The net result of both volume and rate changes for interest earned on taxable investment securities is an increase of $364,000. Interest income in this category increased $0.9 million as a significant volume of funds previously deployed in municipal securities were moved to government securities. Taxable securities interest income decreased $0.6 million due to rate changes.

The net result of both volume and rate changes for tax equivalent interest earned on tax exempt securities is a decrease of $1.2 million. Substantially all the change was due to volume as numerous callable municipal securities were reinvested in government securities resulting in a decrease of $1.1 million. In addition the Corporation had significant excess funds invested on a day-to-day basis in the Federal funds market in 2003. With considerable loan growth in 2004 those funds were invested in loans resulting in a decrease in interest income of $162,000 in Fed funds sold.

The net result of both volume and rate changes shown in Table 2 for interest paid on transaction accounts was an increase of $0.3 million which was almost entirely due to volume. The Corporation's largest deposit account growth occurred in its Investor Checking account. The net result of both volume and rate changes for interest paid on time deposits was a decrease of $0.7 million. Volume accounted for $0.4 million of the decrease as many depositors opted out of traditional Certificates of Deposit in view of the low rates available. The remainder of the decrease ($242,000) was due to lower rates on certificates which did renew. Short term borrowing interest expense increased $156,000 as the bank's loan volume increases outpaced deposit growth.

TABLE 3
                            SELECTED AVERAGE BALANCES
                             (Dollars in Thousands)

                                                                Dollar  Percent
                ASSETS                   2004        2003       Change   Change
                                         ----        ----       ------   ------
Loans:
  Commercial                           $279,020    $247,302    $ 31,718   12.8%
  Residential real estate               127,058     111,155      15,903   14.3
  Consumer                               38,860      37,970         890    2.3
                                       --------    --------    --------
    Total Loans                         444,938     396,427      48,511   12.2
                                       --------    --------    --------
Investment securities:
  Taxable                                96,732      72,877      23,855   32.7
  Tax-exempt                             65,561      86,433     (20,872  (24.1)
Short-term investments                    1,423      17,735     (16,312  (92.0)
                                       --------    --------    --------
  Securities and short-term
    investments                         163,716     177,045     (13,329)  (7.5)
                                       --------    --------    --------
    Total earning assets                608,654     573,472      35,182    6.1
Other Assets                             55,894      46,815       9,079   19.4
                                       --------    --------    --------
Total Assets                           $664,548    $620,287    $ 44,261    7.1%
                                       ========    ========    ========
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing deposits:
  Savings deposits                     $141,962    $136,114    $  5,848    4.3%
  Transaction account deposits          122,311      95,935      26,376   27.5
  Money market deposits                  48,695      47,560       1,135    2.4
  Time deposits                          89,716     105,741     (16,025) (15.2)
                                       --------    --------    --------
    Total interest-bearing deposits     402,684     385,350      17,334    4.5
Short-term borrowings                    13,104       2,625      10,479  399.1
                                       --------    --------    --------
Total interest-bearing liabilities      415,788     387,975      27,813    7.2
Noninterest-bearing demand deposits     157,400     146,385      11,015    7.5
Accrued expenses and other liabilities    3,016       3,404        (388) (11.4)
Stockholders' equity                     88,344      82,523       5,821    7.1
                                       --------    --------    --------
Total liabilities and
    stockholders' equity               $664,548    $620,287    $ 44,261    7.1%
                                       ========    ========    ========

As shown in Table 3 average earning assets were $608.7 million in 2004, an increase of $35.2 million (6.1%) from 2003. The loan portfolio contributed $48.5 million of new earning assets, an increase of 12.2%, driven primarily by commercial real estate loan growth. Compared to 2003, the banking subsidiary decreased its average position in federal funds sold by $16.3 million (92%), deploying those funds instead in higher yielding loans. The balance of the change in earning assets was a volume mix with a shift of $20.9 million out of tax exempt municipal securities to government securities. Investments in government securities increased $23.9 million to $96.7 million as a result of this shift plus $3 million in growth. As a result, the combined total of investment securities (taxable and tax-exempt municipal investments) had a net increase of $3.0 million (1.9%) to $163 million. Average other assets increased $9.1 million, or 19.4% as a result of the purchase of $10 million of Bank Owned Life Insurance (BOLI) on 17 of the Corporation's senior executives. The Corporation is both the owner and beneficiary of the policies and qualifies for tax advantaged treatment of the dividend paid on the investment yield. Total average assets increased $44.3 million, or 7.1%.

The increase in average earning assets in 2004 was supported by an increase in average interest-bearing liabilities of $27.8 million, or 7.2% over 2003. This growth occurred primarily in transaction accounts which increased $26.4 million, or 27.5%. A decrease of $16.0 million (15.2%) in the average balance of time deposits was offset by small growth in money market and savings accounts, $5.8 and $1.1 million respectively and an increase in short term borrowings of $10.5 million. Non-interest bearing demand deposits increased $11.0 million, or 7.5%. In addition, average stockholders' equity increased $5.8 million, or 7.1%. Total average liabilities and stockholders' equity also increased $44.3 million, or 7.1%.

PROVISION FOR LOAN LOSSES

The provision for loan losses in 2004 was $435,000. The provision for loan losses was $420,000 in 2003 and the same in 2002. As of December 31, 2004 the allowance for loan losses was $5.6 million compared to $5.3 million at December 31, 2003 and $5.1 million at year end 2002. Net charge offs for 2004 were $82,000 compared to $250,000 for 2003 and $128,000 for 2002. Net charge offs as a percent of average loans were 0.02%, 0.06% and 0.03% for 2004, 2003 and 2002 respectively. The ratio of the allowance for loan losses to total loans was 1.20%, down from 1.28% at December 31, 2003 and 1.29% at December 31, 2002. Nonperforming loans at December 31, 2004 were $2.0 million compared to $1.5 million at December 31, 2003 and $2.7 million at December 31, 2002.

Table 4 summarizes loan loss allowance balances at the beginning and end of each year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, by loan category; additions to the allowance which have been charged to expense; and selected performance ratios.

TABLE 4
                         SUMMARY OF LOAN LOSS EXPERIENCE
                             (Dollars in Thousands)

Year Ended December 31,             2004     2003     2002     2001     2000
------------------------            ----     ----     ----     ----     ----
Balance of allowance for loan
 losses at beginning of period     $5,289   $5,119   $4,827   $4,521   $4,340
                                   ------   ------   ------   ------   ------
Loans charged-off
  Commercial                            7        9       27        0      130
  Real Estate                          22      135       86       38       62
  Installment                         194      195      115      128        9
                                   ------   ------   ------   ------   ------
Total loans charged-off               223      339      228      166      201
                                   ------   ------   ------   ------   ------
Recoveries of loans previously
 charged-off:
  Commercial                            1        2        2       11       37
  Real Estate                          44       35       53       21        0
  Installment                          96       52       45       20       45
                                   ------   ------   ------   ------   ------
Total recoveries                      141       89      100       52       82
                                   ------   ------   ------   ------   ------
Net loans charged-off                  82      250      128      114      119
Additions to allowance charged
 to expense                           435      420      420      420      300
                                   ------   ------   ------   ------   ------
Balance at end of period           $5,642   $5,289   $5,119   $4,827   $4,521
                                   ======   ======   ======   ======   ======
Ratio of net loans charged-off
 (recoveries)during the period
 to average loans outstanding        0.02%    0.06%    0.03%    0.03%    0.03%
                                   ======   ======   ======   ======   ======
Ratio of allowance at end of
 year to total loans                 1.20%    1.28%    1.29%    1.29%    1,25%
                                   ======   ======   ======   ======   ======

The provision for loan loss is a methodology to assess qualitative and quantitative factors to determine the adequacy of the allowance for loan losses. Factors considered are the size of the portfolio, levels of nonperforming loans, historical losses, risk inherent in certain categories of loans, concentrations of loans to certain borrowers or certain industry segments, economic trends, collateral pledged, and other factors which could affect loan losses.

NON-INTEREST INCOME

Total non-interest income was $6.45 million for 2004, a decrease of $1.25 million (16.2%). The decrease is primarily the result of lower revenue from loan related fees and servicing revenue.

TABLE 5
                               NON-INTEREST INCOME

Year Ended December 31,            2004           2003           2002
-----------------------            ----           ----           ----

Service charge and fees        $ 5,243,924    $ 5,376,370    $ 5,181,123
Loan related fees and
  mortgage banking revenue         126,954      1,445,029      1,120,822
Increase in cash surrender
  value of life insurance          361,935              -              -
Other income                       716,832        879,488        917,650
                               -----------    -----------    -----------
Total non-interest income      $ 6,449,645    $ 7,700,887    $ 7,219,595
                               ===========    ===========    ===========

Loan related fees and mortgage banking revenue is the banking subsidiary's retail activity in consumer home loan fixed rate financing. The banking subsidiary originates and closes loans for customers, retains the servicing (payment collection, escrow collection and disbursement) but sells the underlying assets to the Federal Home Loan Mortgage Corporation. Loan related fees and mortgage banking revenue consists of servicing fees, the gain or loss on the sale of loans and other related fees net of amortization of mortgage servicing rights. Loan related fees and mortgage banking revenue was $0.1 million in 2004 a decrease of $1.3 million (91%) from the record income of $1.4 million recorded in 2003. As mortgage rates fell to historic lows in 2002 and again in 2003, new and refinanced mortgage activity hit record highs. Service charges and fees also decreased $0.1 million (2%) to $5.2 million due to a decrease in the volume of non-sufficient funds ("NSF") items. The increase in the cash surrender value of life insurance for 2004 of $0.4 million was the result of the purchase of $10.0 million of Bank Owned Life Insurance ("BOLI") at the end of 2003. Other income decreased $0.2 million (19%) to $0.7 million from $0.9 million in 2003 due to non-recurring items.

NON-INTEREST EXPENSE

Total non-interest expense for 2004 was $23.0 million, a decrease of $0.5 million (2.1%) from 2003.

TABLE 6
                              NON-INTEREST EXPENSE
Year End December 31,                   2004            2003            2002
---------------------                   ----            ----            ----

Salaries and employee benefits     $ 13,224,810    $ 13,665,275    $ 13,069,429
Occupancy                             2,135,640       2,074,453       1,874,442
Equipment                             1,682,825       1,816,971       1,904,588
Supplies                                493,393         579,161         574,078
Professional fees                       667,969         744,333         736,981
Data processing fees                  1,744,428       1,590,322       1,352,830
Advertising public relations            634,139         670,583         615,641
Other expenses                        2,374,328       2,302,014       2,414,931
Extraordinary expense                         -               -       4,250,000
                                   ------------    ------------    ------------
Total non-interest expense         $ 22,957,532    $ 23,443,112    $ 26,792,920
                                   ============    ============    ============


Salaries and employee benefits decreased $0.4 million (3.2%) compared to 2003. This decrease was primarily due to a reduction in the employee year end bonus. This bonus is approved by the Board of Directors for all exempt employees based on the banking subsidiary's performance for the period December 1 through November 30. For the period ending November 30, 2004, the bonus approved was 5%.

For the period ending November 30, 2003, the bonus approved was 10%. This accounted for $0.3 million of the decrease, the remainder being reductions in staffing of both exempt and non-exempt employees.

Occupancy expenses increased modestly and equipment expenses decreased a similar amount. Combined overhead for these categories in 2004 was $3.8 million, slightly below the $3.9 million expense in 2003, a decrease of $73,000 (1.9%). Supply expenses in 2004 totaled $493,000, a decrease of $86,000 (14.8%) from 2003. Professional fees, primarily to outside legal counsel and external auditor/accounting firms also decreased $76,000 (10.2%) to $668,000. Data processing fees for 2004 totaled $1.7 million an increase of $154,000 (9.7%). This increase was primarily the result of a change in telecommunications and upgrades in the wide area network linking all the subsidiary bank's branch offices to each other and the host processor. Other expenses increased from $2.3 million in 2003 to $2.4 million in 2004. The increase of $72,000 (3.1%) included no single large item. Extraordinary expense of $4.25 million expense was incurred in 2002 to settle two lawsuits.

INCOME TAXES

Income tax expense for 2004 was $3.7 million up $0.2 million from 2003 income tax expense of $3.5 million. The Corporation's effective tax rate (income tax expense divided by income before income taxes) was 30.45% in 2004, 28.62% in 2003 and 23.99% in 2002.

The increase in the effective tax rate for 2004 was primarily due to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities (as represented by the average balances in Table 3). Additionally, similar to many financial institutions located in Wisconsin, state tax expense increased as a result of a settlement between the banking subsidiary and the Wisconsin Department of Revenue. The settlement resulted in a minimal assessment of tax and interest for tax years under audit. However, the settlement also limits and restricts the volume and types of assets eligible for favorable tax treatment at Tri City Capital Corporation, the banking subsidiary's Nevada subsidiary. These asset restrictions further limit the current and future tax benefit realized from the Nevada subsidiary.

The increase in the effective rate for 2003 is due to a reduction in taxable income in 2002 resulting from litigation settlements.

BALANCE SHEET ANALYSIS

LOANS

Total loans were $471.2 million at December 31, 2004, an increase of $59.0 million, or 14.3%, from 2003. Loans originated by the Corporation's banking subsidiary are loans to small businesses and individuals in the communities served in the greater Milwaukee market. Although the legal lending limit of the banking subsidiary equals $14 million, management prefers borrowers with credit needs in the range of $1 million to $5 million. Most borrowers have credit relationships totaling less than $1 million.


The following table presents information concerning the composition of the Bank's loans held for investment at the dates indicated.

TABLE 7
                           LOAN PORTFOLIO COMPOSITION
                             (Dollars in Thousands)

Year ended December 31,           2004               2003                2002               2001               2000
                            ----------------------------------------------------------------------------------------------
                                         % of               % of                % of               % of               % of
                              Amount    Total    Amount    Total    Amount    Total    Amount    Total    Amount    Total
                            --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
Commercial                  $ 27,404    5.82%  $ 27,658    6.71%  $ 28,587    7.19%  $ 42,095   11.29%  $ 38,012   10.51%
                            --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
Real estate:
  construction                44,502    9.44     38,609    9.37     38,125    9.58     28,263    7.58     19,734    5.45

  Real estate-
    mortgage:

  Single family              189,786   40.27    160,934   39.03    158,723   39.90    145,899   39.13    144,826   40.04

  Multi-family                10,092    2.14      8,271    2.01     10,490    2.64      7,791    2.09     10,347    2.86

  Commercial
    real estate              174,223   36.97    150,270   36.45    133,141   33.47    119,374   32.02    121,313   33.53
                            --------  -------  --------  -------  --------  -------  --------  -------  --------- -------
Total real
  estate                     418,603   88.82    358,084   86.86    340,479   85.59    301,327   80.82    296,220   81.88
Installment                   25,238    5.36     26,533    6.43     28,718    7.22     29,416    7.89     27,540    7.61
                            --------  -------  --------  -------  --------  -------  --------  -------  --------- -------
Total loans                 $471,245  100.00%  $412,275  100.00%  $397,784  100.00%  $372,838  100.00%  $361,772  100.00%
                            ========  =======  ========  =======  ========  =======  ========  =======  ========  =======



As Table 7 indicates, commercial loans were $27.4 million at year end 2004, relatively unchanged (down $254,000, less than 1%) and comprise 5.82% of the total loan portfolio. Commercial loans are collateralized by general business assets such as equipment, receivables and inventory and have no real estate component.

Real estate construction loans increased $5.9 million, or 15.3% to $44.5 million, representing 9.44% of the total loan portfolio at the end of 2004, compared to $38.6 million or 9.37% of the total loan portfolio at the end of 2003. Loans in this category include loans to individuals for construction of owner occupied single family residences. However, the category consists primarily of loans to developers that provide financing for the acquisition or development of commercial real estate or the acquisition or development of residential subdivisions. Real estate construction loans are made to developers who are well known to the Corporation, have prior successful project experience and are well capitalized. Loans are made to customers in the Corporation's southeastern Wisconsin market who have experience and knowledge of the local economy. Real estate construction loans of this type are generally larger in size and involve greater risks than residential mortgage loans because payments depend on the success of the project or the successful management of the property. The Corporation will generally make credit extensions to borrowers with adequate outside liquidity to support the project in the event the actual performance is slower than projections.

Residential real estate loans (single family and 2-4 family dwellings) totaled $189.8 million, an increase of $28.9 million, or 17.9%. These single family mortgage loans comprised 40.27% of the Corporation's total loan portfolio, compared to 39.03% at year end 2003. These loans to area residents remain the largest component of the Corporation's portfolio. They represent the lowest risk with individual loans averaging $75,000 and no single loan exceeding $1 million. They provide a foundation for the sale of all other retail banking products and have always been a staple of the portfolio. Loans in this category are generally made with maturities of 1, 2 or 3 years to provide a repricing opportunity to the Corporation when rates increase. Amortization periods offered to customers are 20-25 years depending on equity and loan-to-value ratios. Customers seeking long term rate locks are directed to the secondary market products offered by the banking subsidiary where rates can be fixed for 15, 20 or 30 years. These loans are then sold and as a result do not impact the portfolio.

Multi-family real estate loans increased $1.8 million (22.0%) to $10.1 million, representing 2.14% of the total loan portfolio at December 31, 2004 compared to $8.3 million (2.01%) at year end 2003. The loans in this category are secured by properties with more than four family dwelling units. The Corporation remains conservative in requiring equity ample to sustain reasonable debt service coverage in the event of interest rate pressure. Loans in this category typically have maturities of 3, 4 or 5 years and amortized over 15-20 years.

Non-residential real estate loans (commercial real estate loans) are the second largest component of the Corporation's loan portfolio. The commercial real estate loans increased $24 million (15.9%) to $174.2 million at December 31, 2004, compared to $150.3 million at year end 2003. This class of loans makes up 37.0% of the total loan portfolio, almost identical to the 36.5% of the total it comprised at year end 2003. The Corporation's efforts are focused on owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in its market areas. The Corporation's $14 million legal lending limit would permit it to compete for activity in the middle market segment, but management prefers to seek out small businesses as it primary target borrower. Loans to such businesses are approved based on the creditworthiness, the economic feasibility and the cash flow abilities of the borrower. As displayed in Table 4, the loan loss experience of the Corporation has been excellent historically.

Total real estate loans increased $60.5 million, or 16.9%, to $418.6 million at December 31, 2004. Such loans account for 88.8% of the Corporation's total loan portfolio and, as seen in the preceding discussion, are the driver of the Corporation's earning assets.

Installment loans declined $1.3 million, or 4.9%, to $25.2 million at year end 2004 compared to $26.5 million at December 31, 2003. These retail loans are highly competitive with the automobile industry offering ever-increasing incentive pricing / financing. Additionally the home equity market is highly competitive. The banking subsidiary offers a standard 80% loan-to-value Home Equity Line of Credit ("HELOC") product. However, management has not been inclined to compete with the aggressive 90% and 95% HELOC offerings currently available. As a result, growth in this area has been flat or negative. Consumer installment loans, including HELOCs, comprise 5.4% of the total loan portfolio at year end versus 6.4% at year end 2003.

Overall credit management to ensure credit quality requires sound loan underwriting and administration, systematic monitoring of existing loans, effective loan review, early identification of problem loans, an adequate allowance for loan losses and valid nonaccrual and charge off policies.

The Corporation has continued to improve its credit risk management process. The fundamental control is a detailed underwriting process which includes weekly credit review meetings to allow quick approvals and senior lender review. Additionally, a centralized loan operation facility located in Hales Corners, Wisconsin serves all branch loan officers and controls documentation, preparation and exception tracking. Periodic review of borrower's loans and relationships occur as dictated by the type of credit. Single family amortizing real estate loans may only be reviewed every three years at note maturity, whereas a commercial facility is reviewed at least annually.

Loan maturity distribution and interest rate sensitivity are displayed in Table 8 below. Since nearly 89% of the loan portfolio is collateralized by real estate, the table has not been divided by loan classification. As discussed previously, the table reveals the most significant maturity distribution is three years or less, with $415 million or 88% repricable in this time frame. This is the result of the banking subsidiary's use of a three year note as its primary loan instrument.

TABLE 8
            Loan Maturity Distribution and Interest Rate Sensitivity

            Repricable within                           Amount
            -----------------                      -----------------
                0 - 90 days                        $ 112.4   Million
               91 - 365 days                       $  71.9   Million
                                                   -------
               1 year                              $  84.3   Million

               3 years                             $ 230.4   Million

               5 years                             $  45.4   Million

               Over 5 years                        $  11.1   Million
                                                   -------
                                                   $ 471.2   Million
                                                   =======


ALLOWANCE FOR LOAN LOSSES


The loan portfolio is the primary asset subject to credit risk. Credit risk is controlled and monitored through the use of lending standards, management's close review and underwriting of potential borrowers, and on-going review of loan payment performance. Management of credit risk and minimization of loan losses is a high priority of senior management which uses an ongoing program of early problem loan identification with timely resolution of problems.

Table 9 summarizes loan loss allowance balances at the beginning and end of each year, changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, additions to the allowance which have been charged to expense and selected performance ratios.

TABLE 9

                         SUMMARY OF LOAN LOSS EXPERIENCE
                             (Dollars in Thousands)

Year ended December 31,             2004          2003          2002          2001          2000
-----------------------             ----          ----          ----          ----          ----

Balance of allowance for
 loan losses at Beginning
 of period                      $   5,289     $   5,119     $   4,827     $   4,521     $   4,340
                                ---------     ---------     ---------     ---------     ---------

Total loans charged-off              (223)         (339)         (228)         (166)         (201)
Total recoveries                      141            89           100            52            82
                                ---------     ---------     ---------     ---------     ---------
Net loans charged-off                 (82)         (250)         (128)         (114)         (119)

Additions to allowance
  charged to expense                  435           420           420           420           300
                                ---------     ---------     ---------     ---------     ---------

Balance of allowance for
  loan losses at end of
  period                        $   5,642     $   5,289     $   5,119     $   4,827     $   4,521
                                =========     =========     =========     =========     =========

Total Loans                     $ 471,245     $ 412,275     $ 397,784     $ 372,838     $ 361,771


Total non-performing loans      $   1,963     $   1,461     $   2,698     $   2,639     $   1,883

Ratio of allowance for loan
  losses to total
  non-performing loans                2.8           3.6           1.9           1.8           2.4
Ration of net loans charged
  -off (recoveries) during
  the period to average loans
  outstanding                        0.02%         0.06%         0.03%         0.03%         0.03%
Ratio of allowance at end of
  year to total loans                1.20%         1.28%         1.29%         1.29%         1.25%



The allowance for loan losses represents management's estimate of an amount adequate to provide for probable credit losses in the loan portfolio. To assess the adequacy of the allowance for loan losses, senior management uses significant judgment focusing on changes in the size and the character of the portfolio, changes in levels of nonperforming loans, risks identified within specific credits, existing economic conditions, underlying collateral, historic losses within the portfolio, as well as other factors that could affect probable credit losses.

At December 31, 2004 the allowance for loan losses was $5.6 million, compared to $5.3 million at year end 2003 and $5.1 million at year end 2002. As of December 31, 2004, the allowance for loan losses to total loans was 1.20% and covered 287% of nonperforming loans, compared to 1.28% and 362%, respectively, at December 31, 2003 and 1.29% and 190%, respectively at December 31, 2002. As of December 31, 2004 total loans have grown to $471.2 million from $412.2 million as of December 31, 2003 and $397.8 million as of December 31, 2002. Non performing loans were $2.0 million or .42% of total loans as of December 31, 2004 as compared to $1.45 million or .35% at year end 2003 and $2.7 million or ..68% at year end 2002. Net charge offs were $82,000, $250,000, and $128,000 for
2004, 2003, and 2002 respectively. Loans charged off are subject to continuous review, and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses.

Although growth in total loans from 2003 to 2004 was regarded as significant in management's opinion, underwriting standards were maintained. Historical levels of loan losses and non-performing loans are regarded by management as being favorable to our peers in the industry. Credit administration continues to have high priority, with management monitoring the Corporation's loan portfolio so as to identify potential loan situations and to address any weaknesses promptly.

Because the portfolio continually changes, the allocation of the allowance for loan losses is performed for analytical purposes, and does not necessarily indicate a trend of future losses. The total allowance for loan losses, in management's opinion is available to absorb potential losses in the portfolio if needed. Management believes the allowance for loan losses to be adequate as of December 31, 2004



INVESTMENT SECURITIES PORTFOLIO

The investment securities portfolio is intended to provide the Corporation with adequate liquidity, flexibility in asset/liability management, a source of stable income, and is structured to have minimum credit exposure to the Corporation. It is the practice of the Corporation to hold securities to maturity.


TABLE 10
                         INVESTMENT SECURITIES PORTFOLIO
                             (Dollars in Thousands)


 Year ended December 31,                            2004       2003       2002
 ------------------------                           ----       ----       ----
                                                 Amortized  Amortized  Amortized
                                                    Cost       Cost       Cost

Investment securities held-to-maturity:
  Federal agency securities                      $ 90,320   $ 85,091   $ 67,810
  Obligations of states and political
    subdivisions (non-taxable)                     58,674     72,984     89,661
  Obligations of states and
    political subdivisions (taxable)               10,457     12,466      5,151
                                                 --------   --------   --------
Total investment securities                      $159,451   $170,541   $162,622
                                                 ========   ========   ========
Fair value of investment securities              $159,585   $172,874   $166,747
                                                 ========   ========   ========
Total assets at year end                         $696,618   $654,783   $632,692
                                                 ========   ========   ========
Average earning assets                           $608,654   $573,472   $552,330
                                                 ========   ========   ========

At December 31, 2004, the total carrying value of investment securities represented 22.9% of total assets, compared to 26.0% at year end 2003 and 25.7% at year end 2002. On average, the investment portfolio represented 26.2%, 29.7% and 29.4% of average earning assets for 2004, 2003 and 2002, respectively.

The shift from municipal securities to U.S. government agency securities is the result of the Corporation taking advantage of more desirable yields on the U.S. government agencies as compared to municipal obligations during the year. In addition to yield, the agencies provide more flexibility and liquidity. Management maintains overall quality as well as addresses its asset/liability management concerns by limiting purchases of non U.S. government agency securities to rated investments of high quality or, on a limited basis, well known local non-rated issues. Diversity in the portfolio is maintained by limiting the amount of investment to any single debtor. At December 31, 2004, the Corporation's securities portfolio did not contain any obligations of any single issuer that were payable by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 3.5% of stockholders' equity.

The following table sets forth the maturities of investment securities at December 31, 2004, the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security) and the tax-equivalent adjustment used in calculating the yields.

TABLE 11
              INVESTMENT SECURITIES PORTFOLIO MATURITY DISTRIBUTION
                             (Dollars in Thousands)

                                                         Maturity
                                 -----------------------------------------------------------
                                                          After One            After Five
                                  Within One Year     Within Five Years     Within Ten Years
Year ended December 31, 2004      Amount    Yield       Amount    Yield      Amount    Yield
----------------------------     --------   -----     ---------   -----     --------   -----


U.S. government agencies
   and corporations              $  7,011   5.20%     $ 83,309   3.51%      $      0      0%
Obligations of states and
  political subdivisions
  (non-taxable)                    24,335   4.76        34,339   5.38              0      0
Obligations of states and
  political subdivisions
 (taxable)                          4,868   3.45         5,589   3.52              0      0
                                 --------             --------              --------
                                 $ 36,214             $123,237              $      0
                                 ========             ========              ========
Tax equivalent adjustment
 for Calculation of yield        $    360             $    657              $      0


     Note:The weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a tax rate of 34%.

Expected maturities will differ from contractual maturities, as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Management has been shortening the overall maturity of the investment portfolio in anticipation of rising rates by replacing assets that have matured or been called prior to maturity. Although this has had a negative impact on yield, management believes that the Corporation is better positioned to take advantage of rising rates.

DEPOSITS

Deposits are the Corporation's largest source of funds. The Corporation, through its banking subsidiary, competes in the metropolitan Milwaukee market with other financial institutions such as banks, thrifts and credit unions, as well as non-bank institutions, for retail and commercial deposits. Additionally, it competes for deposits with investment alternatives such as mutual funds and brokerage houses. The Corporation continues to market its transaction accounts (demand deposits including all non-interest bearing checking products, and interest bearing checking) and has had particular success with Investor Checking. This product offers tiered rates and daily availability. The extended low rate environment of the past several years has resulted in a customer preference for greater flexibility over traditional products such as certificates of deposit. This has aided deposit growth in general and especially products such as Investor Checking.

At December 31, 2004 deposits were $560 million, up $28 million or 5.3% over December 31, 2003. As indicated in Table 12, non-interest bearing deposits increased to $157 million at December 31, 2004, an increase of $11 million, or 7.5%. This growth was through new customer acquisition in both business and personal checking accounts. Interest-bearing checking accounts increased to $171 million at December 31, 2004, an increase of $28 million, or 19%. Most growth in this category occurred in the banking subsidiary's Investor Checking product. Savings accounts increased to $142 million at December 31, 2004, an increase of $6 million, or 4%. The mix of deposits changed as customers continued to react to lower yields being paid on certificates of deposit in 2004 as in 2003. Time deposits (excluding certificates of $100,000 or more) decreased $17 million, or 22%, to $58 million at year end 2004 compared to to $75 million at year end 2003. Time deposits in amounts of $100,000 and over were relatively unchanged at $31 million as of December 31, 2004, an increase of $0.7 million, or 2%. Table 13 indicates the maturity distribution of all time deposits in amounts $100,000 and greater.

The banking subsidiary generates core deposits to fund earning assets and has never relied on brokered deposits for growth. At December 31, 2004 there were no brokered deposits in the Corporation.

TABLE 12

       AVERAGE DAILY BALANCE OF DEPOSITS AND AVERAGE RATE PAID ON DEPOSITS
                             (Dollars in Thousands)

Year ended December 31,            2004              2003              2002
----------------------       ---------------   ---------------   ---------------
                              Amount    Rate    Amount    Rate    Amount    Rate
                             --------  -----   --------  -----   --------  -----
Noninterest-bearing
  demand deposits            $157,400          $146,385          $135,254
Interest-bearing
transaction deposits          171,007  1.04%    143,495   1.00%   129,873  1.37%
Savings                       141,962  0.54     136,114   0.57    122,097  1.00
Time deposits (excluding
  time certificates of
  deposit of $100,000 or
  more)                        58,228  2.30      74,949   2.50     87,139  3.72
Time deposits ($100,000
  or more)                     31,488  2.62      30,792   3.13     40,976  3.70
                             --------          --------          --------
                             $560,085          $531,735          $515,339
                             ========          ========          ========

TABLE 13

                              MATURITY DISTRIBUTION
                    DEPOSITS IN AMOUNTS OF $100,000 AND OVER
                             (Dollars in Thousands)

December 31, 2004:

              Three months or less              $   5,287
              After 3 through 6 months              6,685
              After 6 through 12 months             8,464
              After 1 year through 2 years          3,331
              After 2 years through 3 years         1,722
              After 3 years through 4 years         2,073
              After 4 years through 6 years         3,926
                                                ---------
                                                $  31,488
                                                =========
OTHER FUNDING SOURCES

The banking subsidiary meets daily funding needs through other short-term borrowings; principally its Federal funds purchased facility with its correspondent bank and its Treasury, tax and loan facility with the U.S. Treasury. Federal funds purchased totaled $9.5 million at year end 2004 as compared to $9.0 million for year end 2003. Treasury, tax and loan borrowings totaled $2.7 million and $1.5 million at year end 2004 and 2003, respectively. The Federal funds purchased facility is a non-collateralized demand borrowing. The treasury tax and loan notes are demand notes representing secured borrowings from the U.S. Treasury, collateralized by qualifying securities. The funds are placed with the subsidiary bank at the discretion of the U.S. Treasury and may be called at any time. Other short term borrowing at the banking subsidiary increased $1.7 million. The increase was associated with normal daily flow of funds into and out of the subsidiary. See also the "Liquidity" section below.

LIQUIDITY

The objective of liquidity management is to ensure that the corporation and its banking subsidiary has the ability to generate sufficient cash or cash equivalents in a timely and cost efficient manner so as to meet the commitments as they fall due. Funds are available from a number of sources, primarily from core deposits and loan and security repayments and/or maturities. If needed, additional liquidity can come from the sale of portfolio securities or loans, lines of credit with major banks and the banking subsidiary's ability to acquire deposits.

It has been management's practice not to sell loans or securities prior to maturity. The use of its credit facilities has been the principal source of funding for liquidity when needed. At year end 2004, the banking subsidiary has a $38 million approved Federal funds purchased facility with its correspondent bank and has the ability to borrow an additional $57 million under reverse repurchase agreements. Management has avoided the use of brokered deposits, however the banking subsidiary has, through its normal day-to-day activity, developed deposit relationships with a number of local government entities and has pledged securities and loans to these depositors to meet their securitization requirements. The banking subsidiary's free securities available for the reverse repurchase agreements are in addition to securities pledged to specific depositors. The banking subsidiary continues to attract deposits through offering competitive deposit rates while offering a high level of service through extended hours, seven days per week banking and its thirty two locations in the Milwaukee metropolitan area.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation utilizes certain derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Corporation does not use interest rate contracts (e.g. swaps) or other derivatives to manage interest rate risk and has none of these instruments outstanding. The banking subsidiary does have, through its normal operations, loan commitments and standby letters of credit outstanding as of December 31, 2004 in the amount of $81.3 million and $2.9 million respectively. These are further explained in Note 14 of Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. Market risk in the form of interest rate risk is measured and managed through the asset/liability management system. The Corporation uses financial modeling techniques that measure the sensitivity of future earnings due to changing rate environments to measure interest rate risk. Policies approved by the Board of Directors limit exposure of earnings at risk. General interest rate movements are used to develop sensitivity and monitor exposure at one year. These limits are based on the Corporation's exposure to a 100 bp and 200 bp immediate and sustained parallel rate move, either upward or downward.

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Corporation's transactions are denominated in United States dollars, with no specific foreign exchange exposure.

Interest Rate Risk

Interest Rate Risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value. However, excessive levels of IRR could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Corporation's safety and soundness.

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

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities by shortening terms of new loans or investments. The Corporation, through it's banking subsidiary has employed all these strategies in varying degrees. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments often are used for this purpose. The Corporation has not purchased such derivative financial instruments in the past and does not presently intend to purchase such instruments.

TABLE 14
                             CONTRACTUAL OBLIGATIONS
                             PAYMENTS DUE BY PERIOD
                                 (In Thousands)

                                   Less Than   One to     Four to     More than
Contractual Obligations     Total   One Year Three Years Five Years   Five Years
-----------------------   --------  --------  ---------   --------     --------
Certificate of Deposit
  and Other Time Deposits $ 88,810  $ 60,174  $ 16,579    $ 12,057     $      0
Short-Term Debt
  Obligations               12,234    12,234         0           0            0
Minimum Operating
 Lease Obligations           2,325       592       840         655          238
                          --------  --------  --------    --------     --------
       Total              $103,369  $ 73,000  $ 17,419    $ 12,712     $    238
                          ========  ========  ========    ========     ========

In order to measure earnings sensitivity to changing rates, the Corporation uses two different measurement tools: static gap analysis, and simulation of earnings. The static gap analysis starts with contractual repricing information for assets and liabilities. These items are then combined with repricing estimations for administered rate (interest-bearing demand deposits, savings, and money market accounts) and non-rate related products (demand deposit accounts, other assets, and other liabilities) to create a baseline repricing balance sheet. In addition to the contractual information, residential mortgage whole loan products are adjusted based on industry estimates of prepayment speeds that capture the expected prepayment of principal above the contractual amount.


At the end of 2004, the Corporation's balance sheet was liability sensitive to interest rate movements for principal amounts maturing in one year. (Asset sensitive means that assets will reprice faster than liabilities. In a rising rate environment, an asset sensitive bank will generally benefit. Liability sensitive means interest bearing deposits will reprice faster than assets. In a rising rate environment a liability sensitive bank will generally not benefit.) As indicated in Table 15, the Corporation's earning assets mature primarily in 2005, 2006 and 2007, while funding is dominantly short term, with $340 million in savings and interest bearing checking accounts that have no stated maturity and are considered to be floating rate funds. Historically, the Corporation has relied on core deposit growth in these areas because funding costs for both products are the lowest of the various interest bearing products offered by financial institutions. Additionally, funding has become more short term as many depositors moved out of traditional certificate of deposits into money market and savings accounts. Balances in time deposits have decreased to $88.8 million at December 31, 2004, a decline of $6.3 million (6.6%) from 2003. Likewise, time deposits decreased $25 million or 21% during 2003 from December 31, 2002 balances. These decreases were the result of the continued low rate environment. The effect of this deposit mix movement was partially offset by continued growth in demand deposits and partially offset by an increase in floating rate loans. However, the banking subsidiary's traditional vehicle for residential real estate loans and commercial real estate loans held in its portfolio remains a note with maturity of one, two, or three years.

Given the Corporation's funding acquisition and deployment strategy, management reporting and board approved limits target a cumulative ratio of 1.0 for Rate Sensitive Assets vs. Rate Sensitive Liabilities (RSA/RSL) at one year. The banking subsidiary RSA/RSL is 0.97 at December 31, 2004 (where a cumulative ratio of 1.0 is balanced and neither asset nor liability sensitive after one year). The liability sensitive difference of 0.03 means that $11 million more interest bearing liabilities will be rate adjusted than earning assets at that point. The 12 month weighted liability gap is $75.6 million. The ratio and analysis includes assumptions that closely follow the banking subsidiary's techniques for managing risk; lagged interest rate adjustments, administered rate products, rate adjustment of cash flow from amortization and prepayment of loans through reinvestment, and the reinvestment of maturing assets and liabilities.

Along with the static gap analysis, determining the sensitivity of short-term future earnings to a hypothetical plus or minus 100 bp and 200 bp parallel rate shock can be accomplished through the use of simulation modeling. In addition to the assumptions used to create the static gap, simulation of earnings includes the modeling of the balance sheet as an ongoing entity. The model projects net interest income based on a hypothetical change in interest rates. The resulting net interest income for the next 12-month period is compared to the net interest income amount calculated using flat rates. This difference represents the Corporation's earnings sensitivity to a plus or minus 100 and 200 bp parallel rate shock.

These results are based solely on the modeled changes in market rates, and do not reflect the earnings sensitivity that may arise from other factors such as the shape of the yield curve and changes in spread between key market rates. These actions also do not include any action management may take to mitigate potential income variances. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2004 and 2003:

TABLE 15
                         TRI CITY BANKSHARES CORPORATION
                     QUANTITATIVE DISCLOSURES OF MARKET RISK
                             (Dollars in Thousands)

                                Principal Amount Maturing in                                               Fair Value
                                -------------------------------------------------------------------------------------
December 31, 2004                 2005       2006       2007       2008       2009    Thereafter    Total    12/31/03
                                --------   --------   --------   --------   --------   --------   --------   --------
Rate-sensitive assets:
  Fixed interest rate loans     $128,397   $105,875   $113,962   $ 23,666   $  7,256   $  9,532   $388,688   $386,192
    Average interest rate           5.95%      5.83%      5.79%      5.76%      5.42%      5.16%      5.83%
  Variable interest rate
   loans                        $ 52,103   $ 12,573   $  9,024   $  2,170   $    442   $  6,245   $ 82,557   $ 82,027
    Average interest rate           5.73%      5.53%      5.30%      5.29%      5.51%      5.19%      5.60%
  Fixed interest rate
   securities                   $ 36,141   $ 30,399   $ 23,770   $ 53,320   $ 15,822   $      0   $159,452   $159,586
    Average interest rate           3.52%      3.13%      3.39%      3.56%      4.08%      0.00%      3.50%

Rate-sensitive liabilities:
Savings and interest-bearing
 Checking                       $340,021                                                          $340,021   $340,021
  Average interest rate             0.81%                                                             0.81%
Time deposits                   $ 60,174   $ 11,818   $  4,762   $  5,046   $  7,011   $      0   $ 88,810   $ 88,867
  Average interest rate             2.37%      2.78%      3.38%      3.20%      4.01%      0.00%      2.65%
Variable interest rate
 Borrowings                     $ 12,234                                                          $ 12,234   $ 12,234
  Average interest rate             1.40%                                                             1.40%



December 31, 2003
                                Principal Amount Maturing in                                               Fair Value
                                -------------------------------------------------------------------------------------
                                  2004       2005       2006       2007       2008    Thereafter    Total    12/31/03
                                --------   --------   --------   --------   --------   --------   --------   --------
Rate-sensitive assets:
  Fixed interest rate loans     $109,018   $ 93,471   $107,613   $ 23,609   $ 13,362   $  5,227   $352,300   $356,033
    Average interest rate          6.19%       6.45%      5.88%      5.55%      5.45%      4.32%      6.07%
  Variable interest rate
   loans                        $ 30,879   $  9,628   $  9,895   $  4,179   $  1,701   $  3,694   $ 59,976   $ 60,610
    Average interest rate           4.34%      4.38%      4.37%      6.17%      4.81%      5.02%      4.53%
  Fixed interest rate
   securitie                    $ 31,772   $ 31,266   $ 60,134   $ 29,444   $ 17,756   $    169   $170,541   $172,874
    Average interest rate           3.90%      3.67%      2.78%      3.64%      2.83%      4.30%      3.31%

Rate-sensitive liabilities:
Savings and interest-bearing
   Checking                     $312,078                                                          $312,078   $312,078
     Average interest rate          0.78%                                                             0.78%
  Time deposits                 $ 63,110   $ 18,739   $  5,335   $  2,817   $  5,131   $      0   $ 95,132  $  96,211
     Average interest rate          1.59%      4.15%      3.56%      3.71%      3.15%      0.00%      2.35%
Variable interest rate
   Borrowings                   $ 10,548                                                          $ 10,548  $  10,548
     Average interest rate          1.04%                                                             1.04%


CAPITAL

The adequacy of the Corporation's capital is regularly reviewed to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, earnings stability, changing competitive forces, economic condition in markets served, and strength of management.

TABLE 16
                                                            CAPITAL
                                                     (Dollars in Thousands)

Year ended December 31,                            2004       2003       2002
-----------------------                            ----       ----       ----
Total stockholders' equity                       $ 92,549   $ 86,284   $ 79,838
Tier 1 capital                                     92,549     86,284     79,838
Total capital                                      98,190     91,573     84,957
Book value per common share                      $  11.00   $  10.49   $   9.90
Cash dividends per common share                      0.70       0.64       0.57
Dividend reinvestment price at end of period        19.40      19.20      16.30
Low reinvestment price for the period               19.40      17.00      14.92
High reinvestment price for the period              19.40      19.20      16.30
Total equity/assets                                 13.29%     13.18%     12.62%
Tier 1 leverage ratio                               13.61      13.52      12.89
Tier 1 risk-based capital ratio                     18.77      19.81      19.08
Total risk-based capital ratio                      19.91      21.02      20.30
Shares outstanding (period end)                     8,414      8,224      8,063
Basic shares outstanding (average)                  8,337      8,158      7,992
Diluted shares outstanding (average)                8,337      8,158      7,992


Total stockholders' equity at December 31, 2004 increased $6.2 million to $92.5 million, or $11.00 per share compared with $10.49 per share at the end of 2003. Stockholders' equity is also described in Note 15, "Stockholders' Equity," of the notes to consolidated financial statements.

The increase in stockholders' equity for 2004 was primarily composed of the retention of earnings, and stockholder participation in the Corporation's dividend reinvestment program, with offsetting decreases to stockholders' equity from the payment of cash dividends. Stockholders' equity to assets at December 31, 2004 was 13.29%, compared to 13.18% at the end of 2003.

Cash dividends paid in 2004 were $0.70 per share compared with $0.64 per share in 2003, an increase of 9.38%. Cash dividends paid in 2003 of $0.64 per share compared with $0.57 per share in 2002, an increase of 12.2%.

As of December 31, 2004 and 2003, the Corporation's Tier 1 leverage ratios were 13.61% and 13.52% respectively, Tier 1 risk-based capital ratios were 18.77% and 19.81% respectively, and total risk-based capital (Tier 1 and Tier 2) ratios were 19.91% and 21.02%, respectively. All of the ratios are in excess of regulatory minimum and well capitalized requirements. It is management's intent to exceed of the minimum requisite capital levels. Capital ratios are included in Note 16, "Regulatory Matters," of the notes to consolidated financial statements.

Earnings continue to be stable and provide sufficient capital retention for anticipated growth. Although the Corporation pays a significant portion of its earnings to its shareholders in the form of dividends a large percentage of those dividends are returned to the Corporation through shareholder participation in the Corporation's dividend reinvestment program. The dividend reinvestment price is determined by management with Board of Directors approval, taking into consideration a number of the factors discussed above, and how they compare to market value and the Corporation's peer group of banks.

Management believes that the Corporation has a strong capital position and is positioned to take advantage of opportunities for profitable geographic and product expansion, and to provide depositor and investor confidence. Management actively reviews capital strategies for the Corporation and each of its subsidiaries in light of perceived business risks, future growth opportunities, industry standards, and regulatory requirements.

RESULTS OF OPERATIONS

2003 COMPARED TO 2002

Net income for the Corporation increased $1.9 million (27.2%) during 2003. This change was primarily due to the negative effect of a one-time after tax charge to net income of approximately $2.5 million in the first two quarters of 2002. The charge was the result of a mediated lawsuit brought against the banking subsidiary by Centrex Credit Corporation during the first Quarter of 2002. In addition, during the second quarter of 2002, the banking subsidiary negotiated a settlement of a lawsuit initiated against it by Creve Coeur Mortgage Associates, Inc.

Interest income and fees on loans decreased $2.6 million (8.6%) in 2003. The decrease was associated with the decline in balances in the loan portfolio during the first half of 2003 and the continued downward pressure on rates on the remainder of the portfolio. In an effort to compete in the marketplace during this period of declining interest rates, management considered it appropriate to meet competition on repricing the banking subsidiary's one-, two- and three-year term loans in an effort to preserve as much of the portfolio as possible. Interest income from the portfolio growth during the fourth quarter of 2003 was not sufficient to offset loss of interest income from portfolio shrinkage experienced during the first half of the year.

Management's lending strategy continues to maximize the banking subsidiary's net interest margin (NIM). The banking subsidiary's year to date net interest income as a percentage of average earning assets was 5.01% for 2003. Although compression of the margin continues, this net margin ranked in the upper quartile of the banking subsidiary's peer group as reported in the most recent Uniform Bank Performance Report prepared by the Federal Financial Institutions Examination Council at the time. Investment securities interest income decreased $775,900 (11.6%) during 2003. As a result of low interest rates, a high level of early (called) maturing securities, and modest commercial loan demand, management chose to expand the investment portfolio in an effort to bridge a portion of the low interest cycle. During the third and fourth quarters of 2003, management made a concerted effort to invest excess liquidity in securities that provided liquidity as well as safety. During 2003 the average investment portfolio balance of $158.2 million earned a tax equivalent yield of 4.67% compared to 5.53% for 2002.

Non-interest income increased $481,300 (6.7%) in 2003. This increase is attributed to residential mortgage financing and refinancing activity beginning in the last two quarters of 2002 through the first two quarters of 2003. The protracted period of strong demand provided the opportunity to market rates that ultimately allowed for sale above par in the secondary market. The resulting gain on sale of these residential mortgages increased $655,000 compared to this same category of non-interest income during 2002. However, since a significant part of the activity was refinancing, income derived from the capitalization of the subsidiary's mortgage servicing rights actually declined $331,000 from the record totals realized in 2002.

Interest expense on short-term borrowings decreased $51,500 (65.4%) in 2003. As discussed earlier, the banking subsidiary was in a federal funds sold position for nearly the entire year in 2003.

Interest expense on deposit accounts decreased $2.7 million (34.8%) in 2003. Although deposit balances continued to increase, growth during 2003 was managed at a modest level due to weak loan demand. The decrease in interest expense was the result of the continued low rate environment and shift of time deposits to more liquid and lower-yielding savings instruments.

Non-interest expenses decreased $3.3 million (12.5%) during 2003 primarily due to the $4.25 million charges in 2002 associated with the settlements of lawsuits.



                         Tri City Bankshares Corporation
                             Selected Financial Data

                                   2004          2003          2002          2001          2000
                               -----------   -----------   -----------   -----------   -----------
Total interest income          $33,896,224   $33,456,289   $36,851,725   $38,917,085   $38,564,214
Total interest expense           4,892,165     5,083,972     7,839,428    12,608,919    13,640,563
Net interest income             29,004,059    28,372,317    29,012,297    26,308,166    24,923,651
Provision for loan losses          435,000       420,000       420,000       420,000       300,000
Net interest income after
   provision for loan losses    28,569,059    27,952,317    28,592,297    25,888,166    24,623,651
Income before income
taxes                           12,061,172    12,210,092     9,018,972    10,352,054    10,769,069
Provision for income tax         3,673,000     3,493,000     2,164,000     2,730,000     2,889,000
Net income                       8,388,172     8,717,092     6,854,972     7,622,054     7,880,069


Basic earnings per share              1.01          1.07           .86           .97          1.03
Cash dividends declared
per share                              .70           .64           .57           .51           .47

Average daily balances:
(amounts in thousands)

Total assets                   $   664,548   $   620,287   $   600,114   $   569,906   $   546,183
Total net loans                    439,475       391,959       389,362       366,316       339,243
Held to maturity
   investment securities           161,971       158,567       148,579       121,311       136,523
Total deposits                     560,084       531,735       515,339       476,164       440,620
Total stockholders' equity          88,344        82,523        75,963        71,077        65,427


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

 Price range:                  2004                              2003
                               ----                              ----
       First quarter        $  19.40                          $  17.00
       Second quarter          19.40                             17.50
       Third quarter           19.40                             19.20
       Fourth quarter          19.40                             19.20

As of December 31, 2004, the number of holders of record of the Corporation's common stock was 738.

The Corporation declared four quarterly cash dividends in 2004 in the amount of $0.175 per share. These dividends were declared on January 7, April 14, July 14 and October 13, payable on January 21, April 23, July 23 and October 22, respectively. Quarterly dividends of $0.160 per share were paid each of the four quarters of 2003.

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

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM











Board of Directors and Shareholders
Tri City Bankshares Corporation


We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation (the "Corporation") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Tri City Bankshares Corporation for the year ended December 31, 2002 were audited by other auditors whose report dated February 7, 2003, except for the first paragraph of Note 15 as to which date is February 28, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri
City Bankshares Corporation as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.


                                               s/ VIRCHOW, KRAUSE & COMPANY, LLP






Milwaukee, Wisconsin
February 9, 2005

             Report of Independent Registered Public Accounting Firm


Board of Directors
Tri City Bankshares Corporation

We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Tri City Bankshares Corporation for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.


                                                           /s/Ernst & Young LLP

Milwaukee, Wisconsin
February 7, 2003 except for
Note 15 as to which date
is February 28, 2003

                         TRI CITY BANKSHARES CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

                                     ASSETS

                                                                         2004          2003
                                                                   -------------- -------------
   Cash and due from banks                                         $   35,425,012 $  40,849,479
   Held to maturity securities, fair value of $159,585,976 and
       $172,873,927 as of 2004 and 2003, respectively                 159,451,575   170,541,123
   Loans, less allowance for loan losses of $5,641,593 and
       $5,289,467 as of 2004 and 2003, respectively                   465,603,614   406,985,461
   Premises and equipment, net                                         20,541,600    21,892,460
   Cash surrender value of life insurance                              10,361,935    10,000,000
   Mortgage servicing rights                                              957,565       998,514
   Accrued interest receivable and other assets                         4,276,731     3,516,178
                                                                   -------------- -------------
          TOTAL ASSETS                                             $  696,618,032 $ 654,783,215
                                                                   ============== =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Deposits
       Demand                                                      $  161,574,101 $ 148,813,893
       Savings and NOW                                                340,020,788   312,078,384
       Other time                                                      88,810,037    95,131,632
                                                                   -------------- -------------
          Total Deposits                                              590,404,926   556,023,909
   Federal funds purchased and securities sold under
       repurchase agreements                                            9,485,945     9,013,622
   Other borrowings                                                     2,748,441     1,534,292
   Accrued interest payable and other liabilities                       1,430,182     1,927,548
                                                                   -------------- -------------
       Total Liabilities                                              604,069,494   568,499,371
                                                                   -------------- -------------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par value, 200,000 shares
       authorized, no shares issued                                            --            --
   Common stock, $1 par value,
       15,000,000 shares authorized, 8,413,621 and
       8,223,557 shares issued and outstanding as of 2004 and 2003,
       respectively                                                     8,413,621     8,223,557
   Additional paid-in capital                                          17,507,720    14,010,617
   Retained earnings                                                   66,627,197    64,049,670
                                                                   -------------- -------------
       Total Stockholders' Equity                                      92,548,538    86,283,844
                                                                   -------------- -------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $  696,618,032 $ 654,783,215
                                                                   ============== =============







          See accompanying notes to consolidated financial statements

                         TRI CITY BANKSHARES CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

                                                                      2004          2003          2002
                                                                  ------------  ------------  ------------
INTEREST INCOME
   Interest and fees on loans                                     $ 28,379,143  $ 27,363,387  $ 29,922,942
   Interest on investment securities
        Taxable                                                      3,239,110     2,876,095     3,575,161
       Tax exempt                                                    2,236,084     3,012,969     3,089,815
   Interest on federal funds sold                                       22,561       184,512       244,481
   Other                                                                19,326        19,326        19,326
                                                                  ------------  ------------  ------------
       Total Interest Income                                        33,896,224    33,456,289    36,851,725
                                                                  ------------  ------------  ------------

INTEREST EXPENSE
   Interest on deposits                                              4,708,419     5,056,656     7,760,564
   Interest on federal funds purchased and securities sold under
       repurchase agreements                                           171,605         6,597        37,799
   Interest on other borrowings                                         12,141        20,719        41,065
                                                                  ------------  ------------  ------------
       Total Interest Expense                                        4,892,165     5,083,972     7,839,428
                                                                  ------------  ------------  ------------
Net interest income before provision for loan losses                29,004,059    28,372,317    29,012,297
   Provision for loan losses                                           435,000       420,000       420,000
                                                                  ------------  ------------  ------------
Net interest income after provision for loan losses                 28,569,059    27,952,317    28,592,297
                                                                  ------------  ------------  ------------

NONINTEREST INCOME
   Service charges and fees                                          5,243,924     5,376,370     5,181,123
   Loan related fees and mortgage banking revenue                      126,954     1,445,029     1,120,822
   Increase in cash surrender value of life insurance                  361,935            --            --
   Other income                                                        716,832       879,488       917,650
                                                                  ------------  ------------  ------------
       Total Noninterest Income                                      6,449,645     7,700,887     7,219,595
                                                                  ------------  ------------  ------------

NONINTEREST EXPENSES
   Salaries and employee benefits                                   13,224,810    13,665,275    13,069,429
   Net occupancy costs                                               2,135,640     2,074,453     1,874,442
   Furniture and equipment expenses                                  1,682,825     1,816,971     1,904,588
   Computer services                                                 1,744,428     1,590,322     1,352,830
   Advertising and promotional                                         634,139       670,583       615,641
   Regulatory agency assessments                                       233,092       227,578       224,766
   Office supplies                                                     493,393       579,161       574,078
   Litigation settlements                                                 --            --       4,250,000
   Other expenses                                                    2,809,205     2,818,769     2,927,146
                                                                  ------------  ------------  ------------
       Total Noninterest Expenses                                   22,957,532    23,443,112    26,792,920
                                                                  ------------  ------------  ------------

Income before income taxes                                          12,061,172    12,210,092     9,018,972
   Less:  Applicable income taxes                                    3,673,000     3,493,000     2,164,000
                                                                  ------------  ------------  ------------

       NET INCOME                                                 $  8,388,172  $  8,717,092  $  6,854,972
                                                                  ============  ============  ============

         Basic earnings per share                                 $       1.01  $       1.07  $       0.86
                                                                  ============  ============  ============
         Weighted average shares outstanding                         8,336,889     8,157,628     7,991,745
                                                                  ============  ============  ============




          See accompanying notes to consolidated financial statements

                         TRI CITY BANKSHARES CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

                                                                           Additional       Retained
                                                          Common Stock  Paid-In Capital     Earnings        Total
                                                         -----------------------------------------------------------
BALANCES - December 31, 2001                             $  7,889,502    $  8,736,812    $ 58,239,135   $ 74,865,449

   Net income                                                      --              --       6,854,972      6,854,972
   Cash dividends  - $0.57 per share                               --              --      (4,561,720)    (4,561,720)
   Common stock issued under dividend reinvestment plan
       - 173,085 shares                                       173,085       2,507,001              --      2,680,086
   Common stock fractional shares redeemed                        (51)           (470)             --           (521)
                                                         ------------    ------------    ------------   -------------

BALANCES - December 31, 2002                                8,062,536      11,243,343      60,532,387     79,838,266

   Net income                                                      --              --       8,717,092      8,717,092
   Cash dividends  - $0.64 per share                               --              --      (5,199,809)    (5,199,809)
   Common stock issued under dividend reinvestment plan
       - 161,042 shares                                       161,042       2,767,634              --      2,928,676
   Common stock fractional shares redeemed                        (21)           (360)             --           (381)
                                                         ------------    ------------    ------------   ------------

BALANCES - December 31, 2003                                8,223,557      14,010,617      64,049,670     86,283,844

   Net income                                                      --              --       8,388,172      8,388,172
   Cash dividends  - $0.70 per share                               --              --      (5,810,645)    (5,810,645)
   Common stock issued under dividend reinvestment plan
       - 172,076 shares                                       172,076       3,166,173              --      3,338,249
   Common stock issued under Employee
       Stock plan - 18,000 shares                              18,000         331,200              --        349,200
   Common stock fractional shares redeemed                        (12)           (270)             --           (282)

                                                         ------------    ------------    ------------   ------------
BALANCES - December 31, 2004                             $  8,413,621    $ 17,507,720    $ 66,627,197   $ 92,548,538
                                                         ============    ============    ============   ============





          See accompanying notes to consolidated financial statements

                         TRI CITY BANKSHARES CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

                                                                  2004            2003            2002
                                                             --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                               $  8,388,172    $  8,717,092    $  6,854,972
    Adjustments to reconcile net income to
      net cash flows provided by operating
      activities
        Depreciation                                            2,140,330       2,125,009       2,057,661
        Amortization of premiums and
         accretion of discounts on
         investment securities- net                                 5,561        (116,395)       (119,494)
        Gain on sale of loans                                    (499,121)     (2,131,615)     (1,400,663)
        Provision for loan losses                                 435,000         420,000         420,000
        Provision (benefit) for deferred income taxes            (368,000)       (146,000)        371,000
        Proceeds from sales of loans held for sale             42,084,600     116,220,685     100,494,561
        Originations of loans held for sale                   (41,585,479)   (114,089,070)    (99,093,898)
        Increase in cash surrender value of life insurance       (361,935)             --              --
        Net change in
           Accrued interest receivable and other assets          (694,604)        538,099        (186,887)
           Accrued interest payable and other liabilities        (154,366)       (241,664)       (365,206)
                                                             ------------    ------------    ------------
        Net Cash Flows Provided by Operating Activities         9,390,158      11,296,141       9,032,046
                                                             ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Activity in held to maturity securities
        Maturities, prepayments and calls                     111,534,275      83,209,270      85,298,684
        Purchases                                            (100,450,288)    (91,011,783)   (104,047,576)
    Net increase in loans                                     (59,053,153)    (14,740,467)    (25,074,182)
    Purchase of life insurance                                         --     (10,000,000)             --
    Purchases of premises and equipment - net                    (789,470)     (1,828,671)     (1,490,723)
                                                             ------------    ------------    -------------
        Net Cash Flows Used in Investing Activities           (48,758,636)    (34,371,651)    (45,313,797)
                                                             ------------    ------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in deposits                                   34,381,017      12,839,659      21,914,941
    Net change in federal funds purchased
      and securities sold under repurchase
      agreements                                                  472,323       7,513,622      (1,750,000)
    Net change in other borrowings                              1,214,149      (4,465,708)      4,570,744
    Dividends paid                                             (5,810,645)     (5,199,809)     (4,561,720)
    Common stock issued - net                                   3,687,167       2,928,295       2,679,565
                                                             ------------    ------------    ------------
        Net Cash Flows Provided by Financing Activities        33,944,011      13,616,059      22,853,530
                                                             ------------    ------------    ------------

           Net Change in Cash and Cash Equivalents             (5,424,467)     (9,459,451)    (13,428,221)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                  40,849,479      50,308,930      63,737,151
                                                             ------------    ------------    ------------

    CASH AND CASH EQUIVALENTS - END OF YEAR                  $ 35,425,012    $ 40,849,479    $ 50,308,930
                                                             ============    ============    ============

SUPPLEMENTAL CASH FLOW DISCLOSURES
    Cash paid for interest                                   $  4,894,222    $  5,342,182    $  8,226,238
    Cash paid for income taxes                                  3,690,000       3,360,000       1,434,000



          See accompanying notes to consolidated financial statements

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
 NOTE 1 - Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

    Consolidation

The consolidated financial statements of Tri City Bankshares Corporation (the "Corporation") include the accounts of its wholly owned subsidiary, Tri City National Bank (the "Bank"). Tri City National Bank includes the accounts of its wholly owned subsidiaries, Tri City Capital Corporation, a Nevada investment subsidiary, and Title Service of Southeast Wisconsin, Inc., a title company subsidiary. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

    Nature of Banking Activities

The consolidated income of the Corporation is principally from the income of its wholly owned subsidiary. The Bank grants commercial, residential and consumer loans and accepts deposits primarily in the metropolitan Milwaukee, Wisconsin area. The Corporation and the Bank are subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally, the Corporation and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examination by those regulatory agencies.

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

    Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

    Held to Maturity Securities

Securities classified as held to maturity are those securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. Interest and dividends are included in interest income from the related securities as earned. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by the effective interest method over their contractual lives. The sale of a security within three months of its maturity date or after collection of at least 85 percent of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure. Realized gains and losses are computed on a specific identification basis and declines in value determined to be other than temporary are included in gains (losses) on sale of securities.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

    Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by an allowance for loan losses and any deferred fees or costs in originating loans. Interest income is accrued and credited to income on a daily basis based on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the loan yield using an effective interest method. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

    Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse. The Bank also services loans that have been sold with servicing retained by the Bank. Such loans are not included in the accompanying consolidated balance sheets. There were no loans held for sale at December 31, 2004 or 2003.

    Allowance for Loan Losses

The allowance for loan losses is composed of specific and general valuation allowances. The Bank establishes specific valuation allowances on loans considered impaired. A loan is considered impaired (and a specific valuation allowance established for an amount equal to the impairment) when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or the fair value of the underlying collateral. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is reviewed and approved by the Bank's Board of Directors. The allowance reflects management's best estimate of the probable and estimable losses on loans, and is based on a risk model developed and implemented by management and approved by the Bank's Board of Directors.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectibility based on information available to them at the time of their examination.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

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

    Employee Benefit Plan

The Bank has established a defined contribution 401(k) profit-sharing plan for qualified employees. The Bank's policy is to fund contributions as accrued.

    Other Real Estate Owned

Other real estate owned, acquired through partial or total satisfaction of loans is carried at the lower of cost or fair value less cost to sell. At the date of acquisition, losses are charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

    Off-Balance Sheet Financial Instruments

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

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

    Income Taxes

The Corporation files a consolidated federal income tax return and individual state income tax returns. Income tax expense is recorded based on the liability method. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to the allowance for loan losses, mortgage servicing rights, deferred loan fees, and premises and equipment. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

    Earnings Per Share

Basic earnings per share are computed based upon the weighted average number of common shares outstanding during each year. The Corporation had no potentially dilutive securities outstanding during each of the three years in the period ended December 31, 2004.

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

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

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

The following methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments:

    CARRYING AMOUNTS APPROXIMATE FAIR VALUES FOR THE FOLLOWING INSTRUMENTS
        Cash and due from banks Non marketable equity securities
        Mortgage servicing rights - using current market assumptions for prepayments, servicing cost and other factors
        Accrued interest receivable
        Variable rate loans that reprice frequently where no
          significant change in credit risk has occurred
        Cash surrender value of life insurance Demand deposits
        Variable rate money market accounts Variable rate certificates of deposit Accrued interest payable
        Federal funds purchased and securities sold under repurchase agreements Short term borrowings

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

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

    Recent Accounting Pronouncement

On December 15, 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces FASB Statement no. 123, "Accounting for Stock Issued to Employees" SFAS 123R is effective for all interim or annual periods beginning after June 15, 2005. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. The Corporation has not adopted this pronouncement and is currently evaluating the impact that the adoption of SFAS 123R will have on its consolidated financial statements.

    Reclassifications

Certain 2003 and 2002 amounts have been reclassified to conform with the 2004 presentation. The reclassifications have no effect on previously reported net income, basic earnings per share, and stockholders' equity.

--------------------------------------------------------------------------------
NOTE 2 - Cash and Due From Banks
--------------------------------------------------------------------------------

The Bank is required to maintain vault cash and reserve balances with Federal Reserve Banks based upon a percentage of deposits. These requirements approximated $9,092,000 and $7,815,000 at December 31, 2004 and 2003,
respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 3 - Held to Maturity Securities
--------------------------------------------------------------------------------

Amortized costs and fair values of held to maturity securities as of December 31, 2004 and 2003 are summarized as follows:

                                                                         2004
                                            -----------------------------------------------------------
                                                                Gross         Gross
                                                             Unrealized    Unrealized
                                            Amortized Cost      Gains         Losses       Fair Value
                                             ------------   ------------   ------------   ------------
Obligations of other U.S.
    government agencies and corporations     $ 90,319,686   $    254,084   $    559,029   $ 90,014,741
Obligations of states and political
    subdivisions                               69,131,889        584,454        145,108     69,571,235
                                             ------------   ------------   ------------   ------------
        Totals                               $159,451,575   $    838,538   $    704,137   $159,585,976
                                             ============   ============   ============   ============


                                                                         2003
                                            -----------------------------------------------------------
                                                                Gross         Gross
                                                             Unrealized    Unrealized
                                            Amortized Cost      Gains         Losses       Fair Value
                                             ------------   ------------   ------------   ------------
Obligations of other U.S.
    government agencies and corporations     $ 85,090,838   $    854,144   $     93,213   $ 85,851,769
Obligations of states and political
    subdivisions                               85,450,285      1,679,984        108,111     87,022,158
                                             ------------   ------------   ------------   ------------
        Totals                               $170,541,123   $  2,534,128   $    201,324   $172,873,927
                                             ============   ============   ============   ============



                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 3 - Held to Maturity Securities (cont.)
--------------------------------------------------------------------------------

The following table presents the portion of the Bank's held to maturity securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

                                     Continuous unrealized           Continuous unrealized
                                 losses existing for less than   losses existing for greater
                                            12 Months                    than 12 months                       Total
                                 ---------------------------------------------------------------------------------------------
                                                  Unrealized                        Unrealized                     Unrealized
                                   Fair Value       Losses          Fair Value        Losses       Fair Value        Losses
                                 -------------   -------------    -------------   ------------   -------------   -------------
Obligations of other U.S.
  government agencies
  and corporations               $  42,493,137   $     487,482    $   7,198,125   $     71,547   $  50,411,262   $     559,029

Obligations of states and
  political subdivisions            14,107,594          42,094        7,932,034        103,014      22,039,627         145,108
                                 -------------   -------------    -------------   ------------   -------------   -------------
     Totals                      $  56,600,731   $     529,576    $  15,130,159   $    174,561   $  72,450,889   $     704,137
                                 =============   =============    =============   ============   =============   =============


Management does not believe any individual unrealized loss as of December 31, 2004 represents other than temporary impairment. The Bank held fourteen investment securities at December 31, 2004 that had unrealized losses existing for greater than 12 months. The securities consisted of twelve municipal securities and two mortgage-backed securities. Management believes the temporary impairment in fair value was caused by market fluctuations. Since securities are held to maturity, management does not believe that the Bank will experience any losses on these investments.

The amortized cost and fair value of held to maturity securities at December 31, 2004, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      2004
                                         -------------------------------
                                         Amortized Cost     Fair Value
                                         --------------   --------------
Due in one year or less                  $  36,214,710    $  36,350,484
Due after one year through 5 years         123,236,865      123,235,491
                                         --------------   --------------
      Totals                             $ 159,451,575    $ 159,585,975
                                         ==============   ==============

Held to maturity securities with an amortized cost of $34,558,073 and $37,594,588 at December 31, 2004 and 2003, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 4 - Loans
--------------------------------------------------------------------------------

Major classification of loans are as follows at December 31:

                                             2004               2003
                                     ----------------   ----------------
Commercial                           $     27,403,425   $     27,657,550
Real estate
    Construction                           44,501,970         38,609,564
    Commercial                            184,315,630        158,541,079
    Residential                           189,785,916        160,933,661
Installment and consumer                   25,238,266         26,533,074
                                     ----------------   ----------------
                                          471,245,207        412,274,928
Less:  Allowance for loan losses           (5,641,593)        (5,289,467)
                                     ----------------   ----------------
         Net Loans                   $    465,603,614   $    406,985,461
                                     ================   ================


Nonaccrual loans totaled approximately $275,000 and $181,000 at December 31, 2004 and 2003, respectively. Loans, greater than 90 days past due and accruing interest, totaled approximately $1,688,000 and $1,280,000 at December 31, 2004 and 2003, respectively.

Certain directors and executive officers of the Corporation, and their related interests, had loans outstanding in the aggregate amounts of $7,692,830 and $7,181,503 at December 31, 2004 and 2003, respectively. During 2004 and 2003,
$1,886,142 and $6,336,395 of new loans were made and repayments totaled $1,374,822 and $1,667,207, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

--------------------------------------------------------------------------------
NOTE 5 -  Allowance for Loan Losses
--------------------------------------------------------------------------------

The allowance for loan losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb probable loan losses inherent in the portfolio. An analysis of changes in the allowance is presented in the following tabulation as of December 31:

                                           2004          2003          2002
                                       -----------   -----------   -----------
Balance at Beginning of Year           $ 5,289,467   $ 5,118,705   $ 4,827,300
   Charge-offs                            (223,269)     (338,382)     (228,663)
   Recoveries                              140,395        89,144       100,068
   Provision charged to operations         435,000       420,000       420,000
                                       -----------   -----------   -----------
Balance at End of Year                 $ 5,641,593   $ 5,289,467   $ 5,118,705
                                       ===========   ===========   ===========


--------------------------------------------------------------------------------
NOTE 6 - Mortgage Servicing Rights
--------------------------------------------------------------------------------

The unpaid principal balance of mortgage loans serviced for others, which are not included in the accompanying consolidated balance sheets, was $189,519,101, $187,390,773 and $155,717,847 at December 31, 2004, 2003 and 2002, respectively.
For these sold loans, the Bank has recorded originated capitalized mortgage servicing rights, as shown below.

Custodial  escrow  balances  maintained  in connection  with the foregoing  loan
servicing,   and  included  in  demand  deposits,  were  $875,703,   $837,877and
$1,450,553 at December 31, 2004, 2003 and 2002, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002



--------------------------------------------------------------------------------
NOTE 6 - Mortgage Servicing Rights (cont.)
--------------------------------------------------------------------------------

The following is an analysis of the mortgage servicing rights activity for the years ended December 31:

Unamortized cost of mortgage
   servicing rights                           2004         2003         2002
                                           ----------   ----------   ----------
  Balance at beginning of year             $  998,514   $  789,903   $  250,000
  Additions of mortgage servicing rights      331,218      895,197      819,744
  Amortization                               (372,167)    (686,586)    (279,841)
                                           ----------   ----------   ----------
    Balance at End of Year                 $  957,565   $  998,514   $  789,903
                                           ==========   ==========   ==========


A valuation allowance for the impairment of mortgage servicing rights was not necessary at December 31, 2004, 2003 or 2002.

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment at December 31, 2004. Future amortization may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

Estimated future amortization by year is as follows:

    2005                        $  155,358
    2006                           155,358
    2007                           155,358
    2008                           155,357
    2009                           155,357
    Thereafter                     180,777
                                ----------
                                $  957,565
                                ==========

--------------------------------------------------------------------------------
NOTE 7 - Premises and Equipment
--------------------------------------------------------------------------------

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:

                                            2004            2003
                                       ------------    ------------
Land                                   $  5,501,217    $  5,496,069
Buildings and leasehold improvements     25,394,527      25,028,836
Furniture and equipment                  10,855,369      10,533,867
                                       ------------    ------------
    Total  - at cost                     41,751,113      41,058,772
Less: Accumulated depreciation          (21,209,513)    (19,166,312)
                                       ------------    ------------
    Net Premises and Equipment         $ 20,541,600    $ 21,892,460
                                       ============    ============

Depreciation expense amounted to $2,140,330, $2,125,009, and $2,057,661 in 2004,
2003 and 2002, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 8 - Deposits
--------------------------------------------------------------------------------

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $31,489,000 and $30,793,000 at December 31, 2004 and 2003,
respectively.

Scheduled maturities of time deposits was as follows:

                                                                  2004
                                                              -----------
Due within one year                                           $60,174,038
After one year but within two years                            11,817,789
After two years but within three years                          4,761,625
After three years but within four years                         5,045,905
After four years but within five years                          7,010,680
                                                              -----------
    Totals                                                    $88,810,037
                                                              ===========

Interest expense on deposits was as follows:

                                        2004         2003         2002
                                     ----------   ----------   ----------
Interest-bearing checking accounts   $1,409,405   $1,087,130   $1,076,785
Money market accounts                   366,668      351,284      699,042
Savings accounts                        766,295      779,834    1,226,144
Time deposit accounts                 2,166,051    2,838,408    4,758,593
                                     ----------   ----------   ----------
    Totals                           $4,708,419   $5,056,656   $7,760,564
                                     ==========   ==========   ==========


--------------------------------------------------------------------------------
NOTE 9 - Federal Funds Purchased and Securities Sold Under Repurchase Agreements
--------------------------------------------------------------------------------

The Bank has the ability to borrow (purchase) federal funds of up to $38,000,000 under a revolving line-of-credit agreement with lenders. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were $9,485,945 and $9,013,622 federal funds purchased outstanding at December 31, 2004 and 2003, respectively.

The Bank may also borrow through securities sold under repurchase agreements (reverse repurchase agreements). Reverse repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. They are reflected at the amount of cash received in connection with the transaction. The Bank had no reverse repurchase agreements at December 31, 2004 and 2003, respectively. The Bank pledged U.S. government agencies and municipal obligations whose carrying values were $27,561,184 and $28,558,326 at December 31, 2004 and 2003, respectively, as collateral. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

In addition, at December 31, 2004, the Bank could also borrow up to $57,062,188 under existing reverse repurchase agreements with another bank. There were no reverse repurchase agreements outstanding at December 31, 2004 or 2003 under this agreement.

--------------------------------------------------------------------------------
NOTE 10 - Other Borrowings
--------------------------------------------------------------------------------

Other borrowings consist of treasury, tax and loan accounts due to the Federal Reserve Bank under a $6,000,000 line of credit. Treasury, tax and loan account balances were $2,748,441 and $1,534,292 at December 31, 2004 and 2003,
respectively. Such accounts generally are repaid within one to 120 days from the transaction date and are collateralized by a pledge of investment securities with a carrying value of $6,996,889 and $9,036,262 at December 31, 2004 and 2003, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 11 - Income Taxes
--------------------------------------------------------------------------------

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components for the year ending December 31:
                                           2004           2003           2002
Current Taxes                          -----------    -----------    -----------
    Federal                            $ 3,253,000    $ 3,048,000    $ 1,646,000
    State                                  788,000        591,000        147,000
                                       -----------    -----------    -----------
      Total Current Provision            4,041,000      3,639,000      1,793,000
                                       -----------    -----------    -----------

Deferred Income Taxes (Benefit)
    Federal                               (268,000)      (108,000)       319,000
    State                                 (100,000)       (38,000)        52,000
                                       -----------    -----------    -----------
      Total Deferred Provision            (368,000)      (146,000)       371,000
                                       -----------    -----------    -----------

    Total Provision for Income Taxes   $ 3,673,000    $ 3,493,000    $ 2,164,000
                                       ===========    ===========    ===========


The net deferred income tax assets in the accompanying consolidated balance sheets include the following amounts of deferred income tax assets and liabilities at December 31:

                                              2004           2003
                                          -----------    -----------
Deferred Income Tax Assets
     Allowance for loan losses            $ 2,220,000    $ 2,081,000
     Excess servicing gains                     7,000         10,000
     Reserve for health plan                  195,000        249,000
     Other                                     52,000         25,000
Deferred Income Tax Liabilities
     Depreciation                            (384,000)      (715,000)
     Safe harbor lease                        (55,000)       (95,000)
     Deferred loan fees                      (375,000)      (281,000)
     Mortgage servicing rights               (377,000)      (393,000)
     Valuation allowance                      (84,000)       (50,000)
                                          -----------    -----------
         Net Deferred Income Tax Assets   $ 1,199,000    $   831,000
                                          ===========    ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------
NOTE 11 - Income Taxes (cont.)
--------------------------------------------------------------------------------

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes is as follows:


                                            2004                     2003                     2002
                                   ------------------------------------------------------------------------------
                                              % of Pretax              % of Pretax              % of Pretax
                                     Amount      Income       Amount      Income       Amount      Income
                                   ------------------------------------------------------------------------------
Reconciliation of statutory to
  effective rates
  Federal income taxes at
    statutory rate                 $ 4,100,798    34.00%    $ 4,151,431    34.00%    $ 3,066,450    34.00%
      Adjustments for
         Tax exempt interest on
           municipal obligations      (726,229)   (6.02)     (1,021,279)   (8.36)     (1,050,537)  (11.65)
         Increase in taxes
           resulting from state
           income taxes, net of
           federal tax benefit         454,080     3.76         352,440     2.89         131,340     1.46
         Increase in cash
           surrender value of
           life insurance             (123,058)   (1.02)             --       --              --       --

         Other - net                   (32,591)   (0.27)         10,408     0.09          16,747     0.18
                                   -----------    -----     -----------    -----     -----------    -----
Income Tax Provision               $ 3,673,000    30.45%    $ 3,493,000    28.62%    $ 2,164,000    23.99%
                                   ===========    =====     ===========    =====     ===========    =====





Like many financial institutions located in Wisconsin, the Bank transferred investment securities to a Nevada investment subsidiary, which holds and manages those assets. The investment subsidiary has not filed returns with or paid income or franchise taxes to the State of Wisconsin. The Wisconsin Department of Revenue (the "Department") recently implemented a program to audit Wisconsin financial institutions which incorporated investment subsidiaries in low-tax jurisdictions. The Department has generally indicated that it will assess income or franchise taxes on the income of the Nevada investment subsidiaries of Wisconsin banks. The Department completed such an audit at the Bank. On August 10, 2004, the Bank entered into a confidential settlement with the Department with respect to its Nevada investment subsidiary; no other issues were raised by the audits. The settlement resulted in an immaterial payment of taxes and interest for the years under audit. The settlement limits the current and future tax benefit realized from the Bank's Nevada investment subsidiary; however the impact on the Corporation's operating results will be nominal.

A federal income tax audit of the Corporation has resulted in proposed adjustments for the years ended December 31, 1999 - 2002 totaling $431,000 plus interest of $82,000 through May 21, 2004. The Corporation does not agree with the proposed adjustment and has filed a protest with the Internal Revenue
Service appeals office. Management believes the Corporation has adequately provided for this item in its tax provision.

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 12 - Employee Benefit Plans
--------------------------------------------------------------------------------

The Bank has a contributory defined-contribution 401(k) retirement plan. This plan covers substantially all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Bank may make regular and matching contributions to the plan each year. In 2004, 2003 and 2002, the Bank provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Bank recorded contributions expense of $339,949, $322,482, and $303,513 in 2004, 2003 and 2002, respectively.

In December 2003, the Corporation adopted a Stock Purchase Plan to aid the Corporation in obtaining and retaining key management personnel by providing them with an opportunity to acquire an ownership interest in the Corporation by purchasing the Company's common stock. Eligibility to participate in the plan is restricted to directors, officers at a position of vice president or above, and certain officers with ten or more years of continous service. Participants may subscribe to purchase shares annually during January of each year, subject to limitations as defined in the plan, at a price per share equivalent to the most recently established fair market value determined under the Corporation's Automatic Dividend Reinvestment Plan. The maximum number of shares available to be issued under the plan is 125,000 shares. Common shares subscribed and issued under the plan were 18,000 in 2004. At December 31, 2004, there were 107,000 shares available for purchase under the plan.

The Bank purchased paid-up life insurance as owner and beneficiary on certain officers and executives to provide the Bank with funds in the event of the death of such individuals and to help recover the cost of employee benefits. Included in the consolidated financial statements is $10,361,935 and $10,000,000 of related cash surrender value as of December 31, 2004 and 2003 respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 13 - Operating Leases
--------------------------------------------------------------------------------

The Corporation leases various banking facilities under operating lease agreements from various companies. Three of these facilities are leased from companies held by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $591,632, $628,739, and $560,656 in 2004, 2003 and 2002, respectively.

At December 31, 2004, the future minimum lease payments for each of the five succeeding years and in the aggregate are as follows:

                     2005                   $   591,632
                     2006                       458,881
                     2007                       380,828
                     2008                       327,690
                     2009                       327,690
                     Thereafter                 238,643
                                            -----------
                                            $ 2,325,364
                                            ===========

--------------------------------------------------------------------------------
NOTE 14 - Commitments and Contingencies
--------------------------------------------------------------------------------


The Corporation and Bank are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized on the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and issuing letters of credit as they do for on-balance-sheet instruments.

--------------------------------------------------------------------------------
NOTE 14 - Commitments and Contingencies (cont.)
--------------------------------------------------------------------------------

A summary of the contract or notional amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2004 and 2003 is as follows:


Financial instruments whose contract amounts represent credit risk:

                                                2004             2003
                                             -----------      -----------
          Commitments to extend credit       $81,332,217      $68,098,668
          Standby letters of credit          $ 2,869,735      $ 1,661,053


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

--------------------------------------------------------------------------------
NOTE 15 - Stockholders' Equity
--------------------------------------------------------------------------------

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

         Retained Earnings

The principal source of income and funds of the Corporation are dividends from the Bank. Dividends declared by the Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by federal regulatory agencies. Under this formula, dividends of approximately $17,134,000 may be paid without prior regulatory approval. Maintenance of adequate capital at the Bank effectively restricts potential dividends to an amount less than $17,134,000.

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

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 16 - Regulatory Capital Requirements
--------------------------------------------------------------------------------

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy requires the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 2004 and 2003 the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the regulatory agencies categorized the subsidiary Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the institution's category.

Listed below is a comparison of the Corporation's and the Bank's actual capital amounts with the minimum requirements for well capitalized and adequately capitalized banks, as defined by the federal regulatory agencies' Prompt Corrective Action Rules, as of December 31, 2004 and 2003.


                                                                                        To Be Well Capitalized
                                                               For Capital Adequacy    Under Prompt Corrective
                                                Actual                Purposes           Action Provisions
                                        Amount        Ratio     Amount        Ratio     Amount        Ratio
As of December 31, 2004
  Total capital (to risk weighted
   assets)
    Tri City Bankshares Corporation   $98,190,000     19.9%   $39,445,000      8.0%           N/A      N/A
    Tri City National Bank            $93,179,000     18.9%   $39,414,000      8.0%   $49,267,000     10.0%
  Tier 1 capital (to risk weighted
   assets)
    Tri City Bankshares Corporation   $92,549,000     18.8%   $19,723,000      4.0%           N/A      N/A
    Tri City National Bank            $87,537,000     17.8%   $19,707,000      4.0%   $29,560,000      6.0%
  Tier 1 capital (to average assets)
    Tri City Bankshares Corporation   $92,549,000     13.6%   $27,209,000      4.0%           N/A      N/A
    Tri City National Bank            $87,537,000     12.9%   $27,196,000      4.0%   $33,995,000      5.0%
As of December 31, 2003
  Total capital (to risk weighted
   assets)
    Tri City Bankshares Corporation   $91,573,000     21.0%   $34,851,000      8.0%           N/A      N/A
    Tri City National Bank            $86,972,000     20.0%   $34,824,000      8.0%   $43,530,000     10.0%
  Tier 1 capital (to risk weighted
   assets)
    Tri City Bankshares Corporation   $86,284,000     19.8%   $17,426,000      4.0%           N/A      N/A
    Tri City National Bank            $81,682,000     18.8%   $17,412,000      4.0%   $26,118,000      6.0%
  Tier 1 capital (to average assets)
    Tri City Bankshares Corporation   $86,284,000     13.5%   $25,529,000      4.0%           N/A      N/A
    Tri City National Bank            $81,682,000     12.8%   $25,517,000      4.0%   $31,896,000      5.0%


                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 16 - Regulatory Capital Requirements (cont.)
--------------------------------------------------------------------------------

Differences between the Corporation's and the Bank's equity under accounting principles generally accepted in the United States of America and capital as defined by regulatory agencies is due to the allowance for loan losses.

--------------------------------------------------------------------------------
NOTE 17 - Concentration of Credit Risk
--------------------------------------------------------------------------------

Practically all of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the subsidiary Bank's market area. Although the Bank has a diversified loan portfolio, the ability of their debtors to honor their contracts is dependent on the economic conditions of the counties surrounding the Bank. The concentration of credit by type of loan is set forth in Note 4.

--------------------------------------------------------------------------------
NOTE 18 - Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The estimated fair values of financial instruments at December 31, 2004 and 2003 are as follows:

                                                         2004                         2003
                                             ---------------------------   ---------------------------
                                                              Estimated                     Estimated
                                               Carrying         Fair         Carrying         Fair
                                                Amount          Value         Amount          Value
                                             ---------------------------------------------------------
FINANCIAL ASSETS
    Cash and due from banks                  $ 34,425,012   $ 35,425,012   $ 40,849,479   $ 40,849,479
                                             ============   ============   ============   ============
    Held to maturity securities              $159,451,575   $159,585,976   $170,541,123   $172,873,927
                                             ============   ============   ============   ============
    Non marketable equity securities         $    322,100   $    322,100   $    322,100   $    322,100
                                             ============   ============   ============   ============
    Loans, net                               $465,603,614   $462,577,106   $406,985,461   $411,353,618
                                             ============   ============   ============   ============
    Cash surrender value of life insurance   $ 10,361,935   $ 10,361,935   $ 10,000,000   $ 10,000,000
                                             ============   ============   ============   ============
    Mortgage servicing rights                $    957,565   $    957,565   $    998,514   $    998,514
                                             ============   ============   ============   ============
    Accrued interest receivable              $  2,969,647   $  2,969,647   $  2,986,496   $  2,986,496
                                             ============   ============   ============   ============
FINANCIAL LIABILITIES
    Deposits                                 $590,404,926   $590,462,225   $556,023,909   $557,103,424
                                             ============   ============   ============   ============
    Federal funds purchased and securities
      sold under repurchase agreements       $  9,485,945   $  9,485,945   $  9,013,622   $  9,013,622
                                             ============   ============   ============   ============
    Other borrowings                         $  2,748,411   $  2,748,411   $  1,534,292   $  1,534,292
                                             ============   ============   ============   ============
    Accrued interest payable                 $    265,356   $    265,356   $    267,413   $    267,413
                                             ============   ============   ============   ============



The estimated fair value of fee income on letters of credit at December 31, 2004 and 2003 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2004 and 2003.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 18 - Fair Value of Financial Instruments (cont.)
--------------------------------------------------------------------------------

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to repay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

--------------------------------------------------------------------------------
NOTE 19 - Litigation Settlement
--------------------------------------------------------------------------------

The Bank settled two separate legal actions during the year ended December 31, 2002. Both of these actions were a result of a loan fraud perpetrated by an individual not associated with the Bank. The individual was convicted and is now serving his sentence in a federal penitentiary. Two of the Bank's former employees were also convicted of providing false information used by this person to obtain the fraudulent loans from the plaintiffs in these actions. In the first action, Creve Coeur Mortgage Associates, Inc. v. Tri City National Bank, a settlement was reached on April 17, 2002. As part of the agreement, the subsidiary Bank paid $2,400,000 to Creve Coeur Mortgage Associates. The second action, Centex Credit Corporation v. Tri City National Bank, went through mediation in January 2002, resulting in a settlement agreement dated as of January 15, 2002. As part of the agreement, the Bank paid Centex $1,850,000.

The Bank's fidelity bond insurer denied initial requests for coverage of the losses that resulted from these lawsuits. The Bank pursued a lawsuit against the fidelity bond insurer which resulted in a summary judgment to the insurance company. The case was appealed to the Wisconsin Court of Appeals on January 29, 2003. The case was fully briefed by both the Bank and the insurance company and a decision was issued by the Wisconsin Court of Appeals, District I on December 9, 2003. In that decision, the panel of three appellate court judges unanimously affirmed the trial court on a similar rationale that the appropriate interpretation of the words in the bond did not cover the losses suffered by the subsidiary Bank as a result of paying settlements or judgments to third-party claimants in litigation. The Bank has decided not to petition the Wisconsin Supreme Court for review of the decision by the Wisconsin Court of Appeals, thus ending the litigation.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only)
          Financial Information
--------------------------------------------------------------------------------


                            CONDENSED BALANCE SHEETS

                                                           December 31,
                                                   ---------------------------
                                                        2004           2003
ASSETS                                             ------------   ------------
   Cash on deposit with subsidiary Bank            $  4,137,564   $  3,799,710
   Premises and equipment, net                        1,523,987      1,588,356
   Investment in subsidiary Bank                     86,178,019     80,266,131
   Other assets, net                                    708,968        629,647
                                                   ------------   ------------
          TOTAL ASSETS                             $ 92,548,538   $ 86,283,844
                                                   ============   ============


STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par
     value, 200,000 shares
       authorized, no shares issued                $         --   $         --
   Common stock, $1 par value,
       15,000,000 shares authorized, 8,413,621
       and 8,223,557 shares issued and
       outstanding as of 2004 and 2003,
       respectively                                   8,413,621      8,223,557
   Additional paid-in capital                        17,507,720     14,010,617
   Retained earnings                                 66,627,197     64,049,670
                                                   ------------   ------------
          TOTAL STOCKHOLDERS' EQUITY               $ 92,548,538   $ 86,283,844
                                                   ============   ============

                         CONDENSED STATEMENTS OF INCOME

                                                Years Ended December 31,
                                        ---------------------------------------
                                            2004          2003          2002
                                        ---------------------------------------
INCOME
 Dividends from subsidiary Bank         $ 2,576,000   $ 2,352,000   $ 2,100,000
 Interest income from subsidiary
   Bank                                      53,994        47,092        68,129
 Management fees from subsidiary
   Bank                                     522,662       507,600       507,600
                                        -----------   -----------   -----------
       Total Income                       3,152,656     2,906,692     2,675,729
EXPENSES
       Administrative and general
         - net                              700,371       785,019       704,397
                                        -----------   -----------   -----------
Income before income taxes and
  equity in undistributed earnings
  of subsidiary Bank                      2,452,285     2,121,673     1,971,332
    Less:  Applicable income taxes
           (benefit)                        (24,000)      (61,000)      (26,000)
                                        -----------   -----------   -----------
Income before equity in
  undistributed earnings of subsidiary    2,476,285     2,182,673     1,997,332
   Equity in undistributed earnings
     of subsidiary Bank                   5,911,887     6,534,419     4,857,640
                                        -----------   -----------   -----------
       NET INCOME                       $ 8,388,172   $ 8,717,092   $ 6,854,972
                                        ===========   ===========   ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only)
          Financial Information (cont.)
--------------------------------------------------------------------------------


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                 Years Ended December 31,
                                        ---------------------------------------
                                            2004          2003          2002
                                        ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                            $ 8,388,172   $ 8,717,092   $ 6,854,972
  Adjustments to reconcile net
   income to net cash flows
   from operating activities
     Depreciation                            90,803        99,272       109,429
     Equity in undistributed
       income of subsidiary Bank         (5,911,887)   (6,534,419)   (4,857,640)
     Other                                  (79,322)      (56,618)      (42,631)
                                        -----------   -----------   -----------
     Net Cash Flows Provided by
       Operating Activities               2,487,766     2,225,327     2,064,130
                                        -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of premises and equipment
    - net                                   (26,434)       (1,573)      (51,351)
                                        -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid                         (5,810,645)   (5,199,809)   (4,561,720)
  Common stock issued - net               3,687,167     2,928,295     2,679,565
                                        -----------   -----------   -----------
  Net Cash Flows Used in Financing
    Activities                           (2,123,478)   (2,271,514)   (1,882,155)
                                        -----------   -----------   -----------
           Net Change in Cash               337,854       (47,760)      130,624
    CASH - BEGINNING OF YEAR              3,799,710     3,847,470     3,716,846
                                        -----------   -----------   -----------
    CASH - END OF YEAR                  $ 4,137,564   $ 3,799,710   $ 3,847,470
                                        ===========   ===========   ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002


--------------------------------------------------------------------------------
NOTE 21 - Quarterly Results of Operations (Unaudited)
--------------------------------------------------------------------------------

The following is a summary of the quarterly results of operations for the years ended December 31, 2004 and 2003:

                                    (In thousands, except per share data)
                                            Three Months Ended
                                ------------------------------------------
                                December   September    June       March
2004                                31         30         30         31
                                ---------  ---------   --------   --------
  Interest income                $ 8,906    $ 8,731    $ 8,185    $ 8,074
  Interest expense                (1,292)    (1,251)    (1,162)    (1,187)
                                 -------    -------    -------    -------
  Net interest income              7,614      7,480      7,023      6,887
  Provision for loan losses         (120)      (105)      (105)      (105)
  Noninterest income               1,602      1,573      1,700      1,575
  Noninterest expense             (5,528)    (5,744)    (5,930)    (5,755)
                                 -------    -------    -------    -------
  Income before income taxes       3,568      3,204      2,688      2,602
  Income taxes                    (1,136)    (1,032)      (805)      (700)
                                 -------    -------    -------    -------
  Net Income                     $ 2,432    $ 2,172    $ 1,883    $ 1,902
                                 =======    =======    =======    =======

  Basic earnings per share       $  0.29    $  0.26    $  0.23    $  0.23

2003

  Interest income                $ 8,128    $ 8,202    $ 8,553    $ 8,573
  Interest expense                (1,196)    (1,201)    (1,298)    (1,389)
                                 -------    -------    -------    -------
  Net interest income              6,932      7,001      7,255      7,184
  Provision for loan losses         (105)      (105)      (105)      (105)
  Noninterest income               1,535      2,028      2,165      1,973
  Noninterest expense             (5,988)    (5,917)    (5,819)    (5,719)
                                 -------    -------    -------    -------
  Income before income taxes       2,374      3,007      3,496      3,333
  Income taxes                      (632)      (853)    (1,035)      (973)
                                 -------    -------    -------    -------
  Net Income                     $ 1,742    $ 2,154    $ 2,461    $ 2,360
                                 =======    =======    =======    =======

  Basic earnings per share       $  0.21    $  0.26    $  0.30    $  0.29

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