Form 10-K, Exhibit 13
period 2005-12-31
TRI CITY BANKSHARES CORP
filed 2006-03-30
CIK 313337

1







Dear Stockholder:

As I was preparing to draft this letter, I reread the attached Management Discussion several times. I believe our year can be summed up by quoting a paragraph from the overview:

"The year ended December 31, 2005 was a significant year for the Corporation and its banking subsidiary as it finished 2005 with an all time high of $742.3 million in total assets and posted record earnings of $8.9 million. The results were due to the banking subsidiary's continued effort to build its loan portfolio, attract low cost deposits with a new campaign marketing completely free checking, and maximize the ancillary revenue available from these new account relationships. A one-time gain on sale of stock owned by the banking subsidiary in Pulse, Inc. also contributed significantly to earnings. The economy remained strong in 2005, however eight rate increases by the Federal Reserve during the year increased short-term rates 200 basis points, which compressed the net interest margin by year-end. Expense controls and the Corporation's historically sound credit quality both contributed to the strong consolidated earnings as well."

The year 2005 proved to be another year for excellent loan growth for our banking subsidiary of 9.6% representing $45.3 million that has been invested by our customers in the geographic area we serve. To support this ever increasing loan growth, we embarked on a major event and moved our entire loan operations department to a much larger upgraded facility in our 108th and Greenfield office.

Throughout our nearly 43 years of existence we have always searched for expanding opportunities. We have now grown to 16 free standing locations, 18 locations offering 7 day a week service in Pick'n Saves and two more Pick'n Save locations to open in the not too distant future. Additionally we have formed several other subsidiaries and have constantly upgraded the service we provide our customers. This has all been accomplished with the profits generated by your corporation. Additionally, we have retained a 19.5% capital to asset ratio when an 8% ratio is regulatory required for capital adequacy purposes. At the same time, the annual dividend paid to you, our stockholders, has steadily increased.

In conclusion, I wish to thank our Directors for their guidance and support. Together, we thank our team, over 400 customer service specialists and loan officers for their care, their energy and the service they provide our customers. We thank our customers and our communities throughout southeastern Wisconsin for the privilege of providing their banking service. And we thank you, our stockholders, for your confidence as we begin our 43rd year.


Very truly yours,

/s/Henry Karbiner, Jr.

Henry Karbiner, Jr.
Chairman & President

HKJ/vk

                    Directors and Officers of the Corporation


Directors

Frank J. Bauer          President of Frank Bauer Construction Company, Inc.

William N. Beres        Chief  Financial  Officer  of  Wisvest  Corporation  and
                        Vice President of Minergy Corp.

Sanford Fedderly        Retired Registered Pharmacist

Scott D. Gerardin       Senior  Vice  President   and  General  Counsel  of  the
                        Corporation  and  Senior  Vice  President  and   General
                        Counsel of Tri City National Bank

William Gravitter       President of Hy-View Mobile Home Court, Inc.

Henry Karbiner, Jr.     Chairman of the Board,  President  and  Chief  Executive
                        Officer of the Corporation and Chairman of the Board and Chief Executive Officer of Tri City National Bank

Christ Krantz           Vice  President of K.R.K.,  Inc. and partner in Veterans
                        Linen Supply Company and President of Krantz Realty,Inc.

Brian T. McGarry        Retired Vice President of Tri City National Bank

Robert W. Orth          Senior Vice  President of the  Corporation and Executive
                        Vice President of Tri City National Bank

Ronald K. Puetz         Executive  Vice   President  of   the  Corporation   and
                        President  and  Chief  Operating  Officer  of  Tri  City
                        National  Bank  and  Vice  President  and  Treasurer  of
                        NDC, LLC

Agatha T. Ulrich        Chairman  and  Director  of  NDC,  LLC,  President   and
                        Director of  the David A.and Agatha T.Ulrich Foundation,
                        Inc.

David A. Ulrich, Jr.    Independent  Investor,   Retired   Vice   President  and
                        Director of Mega Marts, Inc., Retired Vice President and Director of NDC, Inc. and Director of the David A.
                        and Agatha T. Ulrich Foundation, Inc.

William J. Werry        Retired Unit President of Tri City National Bank

Scott A. Wilson         Senior Vice President and Secretary of the  Corporation,
                        and Executive  Vice President and  Secretary of Tri City
                        National Bank

Officers

Henry Karbiner, Jr.                Chairman  of the  Board, President  and Chief
                                   Executive Officer

Ronald K. Puetz                    Executive Vice President

Robert W. Orth                     Senior Vice President

Scott D. Gerardin                  Senior Vice President and General Counsel

Scott A. Wilson                    Senior Vice President and Secretary

Thomas W. Vierthaler               Vice President and Comptroller

George E. Mikolajczak              Vice President - Human Resources

Gary J. Hafemann                   Vice President and Auditor

                         TRI CITY BANKSHARES CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides additional analysis of the financial statements and should be read in conjunction with the financial statements. This discussion focuses on significant factors which affected Tri City Bankshares Corporation's (the "Corporation") financial performance in 2005 with comparisons to 2004 and to 2003 where applicable. For all periods presented, the operations of Tri City National Bank (the "banking subsidiary") contributed substantially all of the Corporation's revenue and expense for the year. Included in the operations of the banking subsidiary are the activities of its wholly-owned subsidiaries, Tri City Capital Corporation, Inc. and Title Service of Southeast Wisconsin, Inc.

OVERVIEW

The year ended December 31, 2005 was a significant year for the Corporation and its banking subsidiary as it finished 2005 with an all time high of $742.3 million in total assets and posted record earnings of $8.9 million. The results were due to the banking subsidiary's continued effort to build its loan portfolio, attract low cost deposits with a new campaign marketing completely free checking, and maximize the ancillary revenue available from those new account relationships. A one-time gain on sale of stock owned by the banking subsidiary in Pulse, Inc. also contributed significantly to earnings. The economy remained strong in 2005, however eight rate increases by the Federal Reserve during the year increased short term rates 200 basis points which compressed the net interest margin by year end. Expense controls and the Corporation's historically sound credit quality both contributed to the strong consolidated earnings as well.

FORWARD-LOOKING STATEMENTS


This report contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements other than historical facts contained or incorporated by reference in this report. These statements speak of the Corporation's plans, goals, beliefs or expectations, refer to estimates or use similar terms. Future filings by the Corporation with the Securities and Exchange Commission, and statements other than historical facts contained in written material, press releases and oral statements issued by, or on behalf of the Corporation, may also constitute forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties. The Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to the factors set forth in Item 1A of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005, which item is incorporated herein by reference.

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

CRITICAL ACCOUNTING POLICIES

A number of accounting policies require us to use management's judgment. Two of the more significant policies are:

     o Establishing the amount of the provision and allowance for loan losses. We evaluate our loan portfolio at least quarterly to determine the adequacy of the allowance for loan losses. Included in the review are five components: (1) historic review of losses and allowance coverage based on peak and average loss volume; (2) review of portfolio trends in volume and composition with attention to possible concentrations; (3) review of delinquency trends and loan performance compared to our peer group; (4) review of local and national economic conditions; and (5) quality analysis review of non-performing loans identifying charge-offs, potential loss after collateral liquidation and credit weaknesses requiring above-normal supervision. If we misjudge the adequacy of the allowance and experience additional losses, a charge to earnings may result.

     o Establishing the value of mortgage servicing rights. Mortgage servicing rights are recorded as an asset when loans are sold to third parties with servicing rights retained. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. The carrying value of these assets is periodically reviewed for impairment using a lower of carrying value or fair value methodology. The fair value of the servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs, and other economic factors. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans which include product type (i.e., fixed or adjustable) and interest rate bands. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights on a loan-by-loan basis exceed their fair value. Mortgage servicing rights are carried at the lower of cost or market value. However, if actual prepayment experience is greater than anticipated, net servicing revenues may be less than expected and a charge to earnings may result.

PERFORMANCE SUMMARY

The Corporation posted record net income of $8.9 million for the year ended December 31, 2005, an increase of $560,500 or 6.7% from the $8.4 million earned in 2004. Basic earnings per share for 2005 were $1.05, a 4.0% increase from 2004 basic earnings per share of $1.01. Return on average assets and return on average equity for 2005 were 1.28% and 9.41%, respectively, compared to 1.26% and 9.49%, respectively, for 2004. Cash dividends of $0.78 per share paid in 2005 increased by 11.4% over cash dividends paid in 2004. Key factors behind these results were:

     o Taxable equivalent net interest income was $29.3 million for 2005, $1.2 million or 4.2% higher than 2004. Taxable equivalent interest income increased $3.9 million while interest expense increased $2.7 million. The increase in taxable equivalent interest income was attributable to volume variances (with balance sheet growth in commercial  and real  estate  loans  adding  $2.2  million  to taxable equivalent interest income), plus favorable rate variances (as the impact of increases in the interest rate environment added $1.7 million taxable equivalent interest income). The increase of $2.7 million in interest paid on deposits was primarily attributable to rate (with increased yields accounting for $2.2 million) and increased deposit balances (volume) accounting for the remaining $0.5 million. Average earning assets increased $34.5 million to $643.2 million while average interest bearing liabilities increased $30.1 million to $445.9 million.

     o Net interest income and net interest margin were impacted in 2005 by eight increases to the discount rate by the Federal Reserve. Increases to short term rates affect the subsidiary bank's short term funding sources such as the Federal funds market. Deposit rates other than time deposits, such as money market and transaction accounts, are also affected. The average Federal funds rate of 3.34% in 2005 was 191 basis points ("bp") higher than the average rate in 2004.

     o The net interest margin for 2005 was 4.56%, compared to 4.62% in 2004. The 6 bp decrease is attributable to a 22 bp decrease in interest rate spread (the net increase of a 31 bp in the yield on earning assets was substantially offset by a 53 bp increase in interest-bearing liabilities), and a 16 bp higher contribution from net free funds.

     o Total loans were $516.6 million at December 31, 2005, an increase of $45.3 million from December 31, 2004, entirely due to commercial and residential real estate loan growth. These loan balances grew $52.2 million (11.7%) and represented 96.4% of total loans at December 31, 2005, compared to 87.8% at year end 2004. Total deposits were $639.3 million at December 31, 2005, an increase of $48.9 million or 8.3% from year end 2004, with growth centered primarily in short term and transaction deposit accounts.

     o Asset quality remains strong in the banking subsidiary. Net charge offs were $151,000, an increase of $68,000 from 2004, with the majority of the increase attributable to the commercial and real estate loan portfolio. Net charge offs were 0.03% of average loans compared to 0.02% in 2004. The provision for loan losses decreased to $175,000 compared to $435,000 in 2004. The ratio of allowance for loan losses to loans was 1.10% and 1.20% at December 31, 2005 and 2004, respectively. Nonperforming loans were $2.9 million, representing 0.56% of total loans at year end 2005, compared to $2.0 million or 0.42% of total loans at year end 2004.

     o Non-interest income was $9.5 million for 2005, $1.0 million or 11.8% higher than 2004. This increase was attributable to an increase in servicing fees associated with higher loan and deposit accounts and the sale of the Corporation's ownership interest in Pulse, Inc. to Discover, Inc. Mortgage banking revenue and gain on loan sales decreased $287,000 (31.0%) to $0.6 million, in 2005 due primarily to a decline in the volume of transactions.

     o Non-interest expense was $24.5 million, up $1.5 million or 6.7% from 2004. Personnel expense increased $445,200 or 3.4% due primarily to staffing new locations.

     o Income tax expense increased to $4.3 million, up $584,000 from 2004. The increase was primarily attributable to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities and larger pretax earnings.

INCOME STATEMENT ANALYSIS

Table 1 provides average balances of earning assets and interest-bearing liabilities, the interest income and expense resulting from each, and the calculated interest rates earned and paid. The table further shows net interest income, interest rate spread, and the net interest margin on a taxable equivalent basis for the years ended December 31, 2005, 2004 and 2003.

Table 1
                       AVERAGE BALANCES AND INTEREST RATES
                 (Interest rates on a taxable equivalent basis)
                             (Dollars in Thousands)

                                       2005                            2004                           2003
                                       ----                            ----                           ----
                                                 Yield                           Yield                          Yield
                          Average                  or      Average                 or     Average                 or
                          Balance   Interest      Cost     Balance    Interest    Cost    Balance    Interest    Cost
ASSETS (000's)
Interest Earning Assets:

Loans                    $495,316   $ 30,904      6.24%   $444,938    $ 26,358    5.92%  $396,427    $ 25,498    6.43%
Taxable Investment
    Securities             93,327      3,317      3.55%     96,732       3,259    3.37%    72,877       2,895    3.97%
Non Taxable
Investment                 53,502      2,689      5.03%     65,561       3,388    5.17%    86,433       4,565    5.28%
Securities
Federal Funds Sold          1,008         31      3.08%      1,423          23    1.59%    17,735         185    1.04%
                         --------   --------              --------    --------           --------    --------
Total Interest Earning
    Assets                643,153   $ 36,941      5.74%    608,654    $ 33,028    5.43%   573,472    $ 33,143    5.78%
                                    ========                          ========                       ========
Noninterest-Earning Assets:
Other Assets               55,623                           55,894                         46,815
                         --------                         --------                       --------

TOTAL ASSETS             $698,776                         $664,548                       $620,287
                         ========                         ========                       ========


LIABILITIES AND EQUITY
(000's)

Interest-Bearing
Liabilities:

Transaction Accounts     $128,420   $  2,029      1.58%   $122,311    $  1,409    1.15%  $ 95,935    $  1,087    1.13%
Money Market               46,721        674      1.44%     48,695         367    0.75%    47,560         351    0.74%
Savings Deposits          141,711        806      0.57%    141,962         766    0.54%   136,114         780    0.57%
Other Time Deposits       104,402      3,320      3.18%     89,716       2,166    2.41%   105,741       2,838    2.68%
Short-Term Borrowings      24,652        803      3.26%     13,104         184    1.40%     2,625          27    1.03%
                         --------   --------              --------    --------           --------    --------
Total Interest-Bearing
    Liabilities           445,906      7,632      1.71%    415,788       4,892    1.18%   387,975       5,083    1.31%
                         ========                         ========                       ========
Noninterest Bearing
    Liabilities:
Demand Deposits           154,470                          157,400                        146,385
Other                       3,307                            3,016                          3,404
Stockholders' Equity       95,093                           88,344                         82,523
                         --------                         --------                       --------
Total Liabilities and
   Stockholders' Equity  $698,776                         $664,548                       $620,287
                         ========                         ========                       ========
Net interest earnings and
   interest  rate spread            $ 29,309      4.03%               $ 28,136    4.25%              $ 28,060    4.47%
                                    ========      =====               ========    =====              ========    =====

Net interest margin (FTE)                         4.56%                           4.62%                          4.89%
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

Taxable equivalent net interest income was $29.3 million for 2005, an increase of $1.2 million or 4.2% from 2004. The increase in taxable equivalent net interest income was a function of growth in the commercial loan portfolio resulting in a higher level of earning assets and favorable interest rate changes with maturing loans repricing at rates above the previous rate. New business loans also contributed higher yields than in prior years. The taxable equivalent net interest margin for 2005 was 4.56% compared to 4.62% for 2004. The 6 basis point ("bp") compression is attributable to a 22 bp decrease in the interest rate spread (with a 31 bp increase on the yields of earning assets more than offset by a 53 bp increase in cost of deposits and borrowed funds) and an 16 bp increased contribution from net free funds. Although the margin compression is significant, it should be viewed in the context of peer performance where the Corporation's net interest margin continues to rank in the top third of over 1,000 similarly sized banks as ranked by the Federal Financial Institutions Examination Council in its peer analysis, the Uniform Bank Performance Report. Interest rates increased throughout 2005 as the Federal Reserve continued increases to the discount rate begun in 2004. In all the Fed made eight separate 25 bp increases to the discount rate from January to December 2005 sending this short term rate 200 bp higher.

For 2005 the yield on earning assets increased 31 bp to 5.74%. This overall increase reflects the improvement in loan yields of 32 bp, from 5.92% in 2004 to 6.24% in 2005 as well as increases in the yields earned on investment securities. In 2005 the yield on taxable investment securities increased 18 bp to 3.55% from 3.37% in 2004. The yield curve began 2005 relatively flat and ended flatter, if not inverted at times. The spread between 1 year and 7 year Treasury Constant Maturities was only 2 basis points as noted in the Federal Reserve Statistical Release H.15 of December 30, 2005. As a result, repricing opportunities for maturing Treasury investments with maturities of three to five years had less impact than short term investments where yields increased 149 bp to 3.08% in 2005 from 1.59% in 2004. However, since the banking subsidiary was in a net short-term borrowing position more often than it was in a net short-term investing position, this increase adversely affected funding costs while having minimal impact on income. Non taxable (municipal) investment security yields actually decreased to 5.03% in 2005 from 5.17% in 2004 on a tax equivalent basis. The 14 bp decline did not impact earnings as much as volume, where the Corporation's shift out of municipals impacted securities interest earned.

Interest paid on interest-bearing liabilities also increased dramatically in 2005. Overall funding yields on interest-bearing liabilities increased 53 bp to 1.71%. The increase was significant in four of the five interest-bearing liability categories, as shown in Table 1. Transaction account yields increased 43 bp to 1.58% in 2005 from 1.15% in 2004. Money market deposit yields increased 69 bp to 1.44% in 2005 from 0.75% in 2004. Time deposits yields increased 77bp to 3.18% in 2005 from 2.41% in 2004, while short term rates already discussed increased cost of funds yield on the Corporation's short term (fed funds) borrowings 186 bp to 3.26% in 2005 from 1.40% in 2004.

Table 2
               INTEREST INCOME AND EXPENSE VOLUME AND RATE CHANGE
                             (Dollars in Thousands)

The following table sets forth, for the periods indicated, a summary of the changes in interest earned (on a fully taxable equivalent basis) and interest paid resulting from changes in volume and rates:


                                               2005 Compared to 2004                        2004 Compared to 2003
                                              Increase (Decrease) Due to                   Increase (Decrease) Due to
                                           Volume         Rate(1)        Net           Volume        Rate(1)        Net
Interest earned on:
Loans                                     $ 2,984     $     1,562  $    4,546         $ 3,120     $  (2,260)  $      860
Taxable investment securities                (115)            173          58             948          (584)         364
Nontaxable investment securities             (623)            (76)       (699)         (1,102)          (75)      (1,177)
Federal funds sold                             (7)             15           8            (170)            8         (162)
                                          ----------  -----------  ----------         ----------  ----------  ----------

Total interest-earning assets             $ 2,239     $     1,674  $    3,913         $ 2,796     $  (2,911)  $     (115)
                                          ==========  ===========  ==========         ==========  ==========  ==========

Interest paid on:
Transaction accounts                           70             550         620             297            25          322
Money market                                  (15)            322         307               8             8           16
Savings deposits                               (1)             41          40              34           (48)         (14)
Other time deposits                           355             799       1,154            (429)         (242)        (671)
Short-term borrowings                         162             457         619             109            47          156
                                          ----------  -----------  ----------         ----------  ----------  ----------

Total interest-bearing liabilities        $   571     $     2,169  $    2,740         $    19     $    (210)  $     (191)
                                          ==========  ===========  ==========         ==========  ==========  ==========
Increase (decrease) in net interest
  income                                                           $    1,173                                 $       76
                                                                   ==========                                 ==========

(1) The change in interest due to both rate and volume has been allocated to rate changes.

Table 2 shows the year to year rate and volume comparisons for interest income and expense. For interest earned, the comparison of 2005 to 2004 shows volume changes increased taxable equivalent net interest income $2.2 million on total interest-earning assets. Rate changes increased income $1.7 million on these assets resulting in a combined increase of $3.9 million in taxable net interest income. For interest paid, Table 2 also shows rate and volume comparisons. The change in interest expense due to volume was $0.6 million for 2005 compared to 2004. However, change due to rate was the primary factor in increased funding cost, contributing $2.2 million additional interest expense for a total increase of $2.7 million interest paid. The increase in net interest income was $1.2 million, the result of $3.9 million increase in interest earned partially offset by the $2.7 million increase in interest paid.


A volume review by asset category for interest earned shows increased interest income of $3.0 million due to increases in average loan volume (growth of $50.4 million to $495.3 million as shown in Table 1). Decreases due to volume in interest earned on securities totaled $0.7 million. This is a reduction of $0.1 million on taxable investment securities (caused by a portfolio reduction of $3.4 million to $93.3 million as shown in table 1) and a reduction of $0.6 million interest earned on nontaxable investment securities (caused by a portfolio reduction of $12.1 million to $53.5 million as shown in table 1). This reduction in the Corporation's investment portfolio is the result of a flattened yield curve and limited spread opportunities in security investments. The loan increase due to volume partially offset by the securities decrease due to volume results in the net volume increase of $2.2 million. A review of the increase in interest income due to rate changes by asset category shows a $1.7 million increase. This was primarily due to repricing of loans which contributed $1.6 million with repriced securities contributing net $0.1 million of the total.


A review of change due to volume by category of interest bearing liabilities shows increased interest expense of $0.4 million due to increases in volume of time deposits and $0.2 million due to increases in short term borrowings. The most significant factor for increases in interest paid is change due to rate. A review of increases due to rate by category shows all liabilities contributing to the increased expense. The increase due to rate change for transaction accounts totaled $0.6 million and increases in money market rates added $0.3 million expense. Rates paid on time deposits increased dramatically as this deposit product added $0.8 million to interest expense. Short term borrowings interest expense increased $0.5 million due to rate changes and even savings accounts added a small increase to the $2.2 million total increase in interest expense. All of these increases in interest expense were necessary to remain competitive in attracting and retaining core deposits to fund the subsidiary bank's loan growth.

Table 3
                            SELECTED AVERAGE BALANCES
                             (Dollars in Thousands)

                                                              Dollar    Percent
ASSETS                                   2005       2004      Change    Change
                                         ----       ----      ------    ------
Loans:
  Commercial                           $325,580   $279,020   $ 46,560     16.7 %
  Residential real estate               134,723    127,058      7,665      6.0
  Consumer                               35,013     38,860     (3,847)    (9.9)
                                       --------   --------   --------
       Total Loans                      495,316    444,938     50,378     11.3
                                       --------   --------   --------
Investment securities:
    Taxable                              93,327     96,732     (3,405)    (3.5)
    Tax-exempt                           53,502     65,561    (12,059)   (18.4)
Short-term investments                    1,008      1,423       (415)   (29.2)
                                       --------   --------    -------
    Securities and short-term
    investments                         147,837    163,716    (15,879)    (9.7)
                                       --------   --------    -------
Total earning assets                    643,153    608,654     34,499      5.7
Other Assets                             55,623     55,894       (271)    (0.5)
                                       --------   --------    -------

Total Assets                           $698,776   $664,548    $34,228      5.2 %
                                       ========   ========    =======

LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing deposits:
    Savings deposits                   $141,711   $141,962    $  (251)    (0.2)%
    Transaction account deposits        128,420    122,311      6,109      5.0
    Money market deposits                46,721     48,695     (1,974)    (4.1)
    Time deposits                       104,402     89,716     14,686     16.4
                                       --------   --------    -------
       Total interest-bearing deposits  421,254    402,684     18,570      4.6
Short-term borrowings                    24,652     13,104     11,548     88.1
                                       --------   --------    -------
Total interest-bearing liabilities      445,906    415,787     30,118      7.2

Noninterest-bearing demand deposits     154,470    157,400     (2,930)    (1.9)
Accrued expenses and other liabilities    3,307      3,016        291      9.6
Stockholders' equity                     95,093     88,344      6,749      7.6
                                       --------   --------    -------
Total liabilities and
    stockholders' equity               $698,776   $664,548    $34,228      5.2 %
                                       ========   ========    =======


As shown in Table 3 average earning assets were $643.2 million in 2005, an increase of $34.5 million (5.7%) from 2004. The loan portfolio contributed $50.4 million of new earning assets, an increase of 11.3%, driven primarily by commercial real estate loan growth. Compared to 2004, the banking subsidiary decreased its average securities and short term investments by $15.9 million (9.7%), deploying those funds instead in higher yielding loans. Total average assets increased $34.2 million, or 5.2%.

The increase in average earning assets in 2005 was supported by an increase in average interest-bearing liabilities of $30.1 million, or 7.2% over 2004. This growth occurred primarily in transaction accounts which increased $6.1 million, or 5%, and time deposits which increased $14.7 million (16.4%). An increase in short term borrowings of $11.5 million (88.1%) also provided funding. Non-interest bearing demand deposits decreased $2.9 million, or 1.9%, primarily as a result of conversions by existing customers to the subsidiary banks' new product choices, several of which are interest bearing checking. In addition, average stockholders' equity increased $6.75 million, or 7.6%. Total average liabilities and stockholders' equity also increased $34.2 million, or 5.2%.

PROVISION FOR LOAN LOSSES

The provision for loan losses in 2005 was $175,000 versus $435,000 in 2004 and $420,000 in 2003. The quality of banking subsidiary's loan portfolio resulted in a lower 2005 provision. As of December 31, 2005 the allowance for loan losses was $5.7 million compared to $5.6 million at December 31, 2004 and $5.3 million at year end 2003. Net charge offs for 2005 were $151,000 compared to $82,000 for 2004 and $250,000 for 2003. Net charge offs as a percent of average loans were 0.03%, 0.02% and 0.06% for 2005, 2004 and 2003 respectively. The ratio of the allowance for loan losses to total loans was 1.10%, down from 1.20% at December 31, 2004 and 1.28% at December 31, 2003. Nonperforming loans at December 31, 2005 were $2.9 million compared to $2.0 million at December 31, 2004 and $1.5 million at December 31, 2003.

Table 4 summarizes loan loss allowance balances at the beginning and end of each year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, by loan category; additions to the allowance which have been charged to expense; and selected performance ratios.

Table 4

                     SUMMARY OF LOAN CHARGE OFFS, RECOVERIES
                          AND PROVISIONS FOR LOAN LOSS


                             (Dollars in Thousands)

Year Ended December 31,                                 2005       2004       2003       2002       2001
------------------------                                ----       ----       ----       ----       ----
Balance of allowance for loan losses at beginning
  of period                                           $ 5,642    $ 5,289    $ 5,119    $ 4,827    $ 4,521
                                                      -------    -------    -------    -------    -------
Loans charged-off
  Commercial                                               97          7          9         27          -
  Real Estate                                              50         22        135         86         38
  Installment                                             180        194        195        115        128
                                                      -------    -------    -------    -------    -------
Total loans charged-off                                   327        223        339        228        166
                                                      -------    -------    -------    -------    -------
Recoveries of loans previously charged-off:
  Commercial                                                2          1          2          2         11
  Real Estate                                              54         44         35         53         21
  Installment                                             120         96         52         45         20
                                                      -------    -------    -------    -------    -------
Total recoveries                                          176        141         89        100         52
                                                      -------    -------    -------    -------    -------
Net loans charged-off                                     151         82        250        128        114
Additions to allowance charged to expense                 175        435        420        420        420
                                                      -------    -------    -------    -------    -------
Balance at end of period                              $ 5,666    $ 5,642    $ 5,289    $ 5,119    $ 4,827
                                                      =======    =======    =======    =======    =======
Ratio of net loans charged-off (recoveries)
during the period to average loans outstanding           0.03%      0.02%      0.06%      0.03%     0.03%
                                                      ========   ========   ========   ========   =======
Ratio of allowance at end of year to total loans         1.10%      1.20%      1.28%      1.29%     1.29%
                                                      ========   ========   ========   ========   =======


The provision for loan loss results from a methodology to assess qualitative and quantitative factors to determine the adequacy of the allowance for loan losses. Factors considered are the size of the portfolio, levels of nonperforming loans, historical losses, risk inherent in certain categories of loans, concentrations of loans to certain borrowers or certain industry segments, economic trends, collateral pledged, and other factors which could affect loan losses as discussed in Table 9.

NON-INTEREST INCOME

Total non-interest income was $9.5 million for 2005, an increase of $1.0 million (11.8%) from $8.5 million for 2004. The increase is primarily the result of increased revenue from service charges and fees plus the one-time gain on sale of stock of Pulse, Inc. (the operator of our ATM network - formerly Tyme Corp) by the banking subsidiary.

Table 5
                               NON-INTEREST INCOME
Year Ended December 31,                   2005           2004           2003
-----------------------                   ----           ----           ----

Service charges and fees              $ 6,724,744    $ 6,310,799    $ 6,031,301
Loan servicing income (loss)              158,564        102,619       (253,001)
Net gain on sale of loans                 480,270        823,380      2,367,936
Increase in cash surrender
   value of life insurance                391,071        361,935             --
Other income                            1,716,861        872,237      1,419,441
                                      -----------    -----------    -----------

Total non-interest income             $ 9,471,510    $ 8,470,970    $ 9,565,677
                                      ===========    ===========    ===========

Service charges and fees on deposit accounts increased $0.4 million in 2005 to $6.7 million. The increase occurred despite a decrease of $0.3 million in commercial checking fees (to $0.7 million) in 2005. This decrease was due to the significant increase in the short term U.S. Treasury yield used to determine the earnings credit available to business account owners. However, the decrease was more than offset by revenue increases in service fees on personal checking accounts. These fees are driven by the number of accounts and the activity within those accounts. The subsidiary bank's 2005 marketing program doubled new account openings over 2004 totals. The courtesy payment of customer overdrafts is the primary factor contributing to the revenue increase in 2005 plus continued double digit growth of EZ Pay check card activity resulting in a significant increase in merchant discount paid to the bank as card issuer. Loan servicing income increased less than $0.1 million on fees generated by payment collection, escrow collection and disbursement for loans sold to the Federal Home Loan Mortgage Corporation (FHLMC). Competitive pricing of loans for sale in the secondary market, such as FHLMC, in the 2005 rate environment provided little opportunity to sell the assets over par. As a result, income from the gain on sale of loans decreased $0.3 million (42%). Other non-interest income increased due to $0.7 million realized on the one-time gain on sale of stock of Pulse, Inc. (the operator of our ATM network - formerly TYME Corp) by the banking subsidiary.

NON-INTEREST EXPENSE

Total non-interest expense for 2005 was $24.5 million, an increase of $1.5 million (6.5%) from 2004.

Table 6
                              NON-INTEREST EXPENSE
Year End December 31,                      2005           2004           2003
---------------------                      ----           ----           ----

Salaries and employee benefits         $13,670,042    $13,224,810    $13,665,275
Occupancy                                2,175,588      2,135,640      2,074,453
Furniture & Equipment                    1,805,026      1,682,825      1,816,971
Computer services                        1,849,486      1,744,428      1,590,322
Advertising & Promotional                1,355,937        634,139        670,583
Regulatory agency assessments              239,642        233,092        227,578
Office supplies                            581,963        493,393        579,161
Other expenses                           2,808,596      2,809,205      2,818,769
                                       -----------    -----------    -----------
Total non-interest expense             $24,486,280    $22,957,532    $23,443,112
                                       ===========    ===========    ===========

Salaries and employee benefits increased $0.4 million (3.4%) compared to 2004. This increase was partially due to staffing for three new in-store locations opened during 2005. Occupancy expenses increased modestly as did equipment expenses. Equipment increased due to deployment of 160 new customer service PC's and the re-deployment of an equal number of PC's to the teller staff. Computer service expense increased $0.1 million, primarily the result of a change in telecommunications and upgrades in the wide area network. The most significant increase in non-interest expense was advertising, which increased $0.7 million to $1.4 million in 2005. The increase is the cost of direct mail marketing to the many areas served by the Corporation's 34 locations. In 2005 the bank more than doubled 2004 new account production as a result of the new marketing campaign. Management feels confident 2006 results will be improved also. Assessments and supply overhead remained relatively unchanged from 2004 to 2005. Other non-interest expenses were unchanged at $2.8 million in 2004 and 2005.

Income Taxes

Income tax expense for 2005 was $4.3 million up $0.6 million from 2004 income tax expense of $3.7 million. The Corporation's effective tax rate (income tax expense divided by income before income taxes) was 32.2% in 2005, 30.5% in 2004 and 28.6% in 2003.

The increase in the effective tax rate for 2005 was primarily due to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities (as represented by the average balances in Table 3). Additionally, similar to many financial institutions located in Wisconsin, state tax expense increased as a result of a 2004 settlement between the banking subsidiary and the Wisconsin Department of Revenue. The settlement resulted in a minimal assessment of tax and interest for tax years under audit. However, the settlement also limits and restricts the volume and types of assets eligible for favorable tax treatment at Tri City Capital Corporation, the banking subsidiary's Nevada subsidiary. These asset restrictions further limit the current and future tax benefit realized from the Nevada subsidiary.

BALANCE SHEET ANALYSIS

LOANS

Total loans were $516.6 million at December 31, 2005, an increase of $45.3 million, or 9.6%, from 2004. Loans originated by the Corporation's banking subsidiary are loans to small businesses and individuals in the communities served in the greater Milwaukee market. Although the legal lending limit of the banking subsidiary equaled $14.9 million as of December 31, 2005, most of the portfolio consists of borrowers with credit needs in the range of $0.1 million to $5 million. In fact, most borrowers' credit relationships total less than $1 million.

The following table presents information concerning the composition of the Bank's loans held for investment at the dates indicated.

Table 7

                                                     LOAN PORTFOLIO COMPOSITION
                                                       (Dollars in Thousands)
Year ended December 31,
                         2005                 2004                 2003                 2002                 2001
                  ------------------   ------------------   ------------------   ------------------   ------------------
                              % of                 % of                 % of                 % of                 % of
                    Amount    Total      Amount    Total      Amount    Total      Amount    Total      Amount    Total
                   -------   ------     -------   ------     -------   ------     -------   ------     -------   ------
Commercial        $ 26,463     5.12%   $ 27,404     5.82%   $ 27,658     6.71%   $ 28,587     7.19%   $ 42,095    11.29%
                   -------   ------     -------   ------     -------   ------     -------   ------     -------   ------
Real estate:
 construction       60,178    11.65      44,502     9.44      38,609     9.37      38,125     9.58      28,263     7.58
  Real estate-
    mortgage:
 Single family     198,828    38.49     189,786    40.27     160,934    39.03     158,723    39.90     145,899    39.13
  Multi-family      11,386     2.20      10,092     2.14       8,271     2.01      10,490     2.64       7,791     2.09
  Commercial
    real estate    201,349    38.98     174,223    36.97     150,270    36.45     133,141    33.47     119,374    32.02
                   -------   ------     -------   ------     -------   ------     -------   ------     -------   ------
Total real
  estate           471,741    91.32     418,603    88.82     358,084    86.86     340,479    85.59     301,327    80.82
Installment         18,353     3.56      25,238     5.36      26,533     6.43      28,718     7.22      29,416     7.89
                   -------   ------     -------   ------     -------   ------     -------   ------     -------   ------
Total loans       $516,557   100.00%   $471,245   100.00%   $412,275   100.00%   $397,784   100.00%   $372,838   100.00%
                   =======   ======     =======   ======     =======   ======     =======   ======     =======   ======

As Table 7 indicates, commercial loans were $26.5 million at year end 2005, down $0.9 million, (3.4%) and comprise 5.1% of the total loan portfolio. Commercial loans are collateralized by general business assets such as equipment, receivables and inventory and have no real estate component.

Real estate construction loans increased $15.7 million, or 35.3% to $60.2 million, representing 11.7% of the total loan portfolio at the end of 2005, compared to $44.5 million or 9.4% of the total loan portfolio at the end of 2004. Loans in this category include loans to individuals for construction of owner-occupied single family residences. However, the category consists primarily of loans to developers that provide financing for the acquisition or development of commercial real estate or the acquisition or development of residential subdivisions. Real estate construction loans are made to developers who are well known to the Corporation, have prior successful project experience and are well capitalized. Loans are made to customers in the Corporation's southeastern Wisconsin market who have experience and knowledge of the local economy. Real estate construction loans of this type are generally larger in size and involve greater risks than residential mortgage loans because payments depend on the success of the project or the successful management of the property. The Corporation will generally make credit extensions to borrowers with adequate outside liquidity to support the project in the event the actual performance is less than projected.

Residential real estate loans (single family and 2-4 family dwellings) totaled $198.8 million, an increase of $9 million, or 4.7%. These single family mortgage loans comprised 38.5% of the Corporation's total loan portfolio, compared to 40.3% at year end 2004. These loans to area residents, the second largest component of the Corporation's portfolio represent the lowest risk, with individual loans averaging $75,000 and no single loan exceeding $1 million. They provide a foundation for the sale of all other retail banking products and have always been a staple of the portfolio. Loans in this category are generally made with maturities of 1, 2 or 3 years to provide a repricing opportunity to the Corporation when rates move. Amortization periods offered to customers are 20-25 years depending on equity and loan-to-value ratios. Customers seeking long term rate locks choose the secondary market products offered by the banking subsidiary where rates can be fixed for 15, 20 or 30 years. These loans are then sold and as a result do not impact the portfolio yields.

Multi-family real estate loans increased $1.3 million (12.8%) to $11.4 million, representing 2.2% of the total loan portfolio at December 31, 2005 compared to $10.1 million (2.1%) at year end 2004. The loans in this category are secured by properties with more than four family dwelling units. The Corporation remains conservative in requiring equity ample to sustain reasonable debt service coverage in the event of interest rate pressure. Loans in this category typically have maturities of 3, 4 or 5 years and are amortized over 15-20 years.

Non-residential real estate loans (commercial real estate loans) are now the largest component of the Corporation's loan portfolio. The commercial real estate loans increased $27.1 million (15.6%) to $201.4 million at December 31, 2005, compared to $174.2 million at year end 2004. This class of loans now makes up the largest component of the total loan portfolio at 39%, just slightly greater than single family mortgage loans at 38.5% of the total loan portfolio as of year end 2005. The Corporation's efforts are focused on owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in its market areas. The Corporation's $14.9 million legal lending limit would permit it to compete for activity in the middle market segment, but management prefers to seek small businesses as its primary target borrower. Loans to such businesses are approved based on the creditworthiness, economic feasibility and cash flow abilities of the borrower. As displayed in Table 4, the loan loss experience of the Corporation has been excellent historically.

Total real estate loans increased $53.1 million, or 12.7%, to $471.7 million at December 31, 2005. Such loans account for 91.3% of the Corporation's total loan portfolio and, as seen in the preceding discussion, are the driver of the Corporation's earning assets.

Installment loans declined $6.9 million, or 27.3%, to $18.4 million at year end 2005 compared to $25.2 million at December 31, 2004. The decrease was attributable to loans to two individuals secured by bank stock which were paid in full. These payoffs totaled $5.2 million. Additionally the subsidiary bank's student loan portfolio declined $1.0 million. Regular retail / consumer lending is no longer a growth area. These retail loans are highly competitive with the automobile industry now offering incentive pricing and financing. Additionally the home equity market is highly competitive in the area of low equity or no equity HELOCs. The banking subsidiary offers a standard 80% loan-to-value Home Equity Line of Credit ("HELOC") product. Consumer loans, including HELOCs, comprise 3.6% of the total loan portfolio at year end versus 5.4% at year end 2004.

Overall credit management to ensure credit quality requires sound loan underwriting and administration, systematic monitoring of existing loans, effective loan review, early identification of problem loans, an adequate allowance for loan losses and valid non-accrual and charge off policies.

The Corporation has continued to improve its credit risk management process. The fundamental control is a detailed underwriting process which includes weekly credit review meetings to allow quick approvals and senior lender review. Periodic review of borrowers' loans and relationships occur as dictated by the type of credit. Single family amortizing real estate loans may only be reviewed every three years at note maturity, whereas a commercial facility is reviewed at least annually. The banking subsidiary's centralized loan operation formerly located in Hales Corners, Wisconsin was upgraded and moved to a larger facility in the lower level of the West Allis banking facility located at 10909 W. Greenfield. This location is even more centrally located for the metropolitan offices and offers expanded space to support the growth experienced in our loan portfolio. Loan "Ops" serves all branch loan officers and controls documentation, preparation, servicing and exception tracking.

Loan maturity distribution and interest rate sensitivity are displayed in Table 8 below. Since over 91% of the loan portfolio is collateralized by real estate, the table has not been divided by loan classification. As of December 31, 2005, $483 million or 93.5% of the total loan portfolio is repricable within a three year period resulting from the banking subsidiary's use of a three year note as its primary loan instrument. Of this total, $219 million or 45% is repricable in one year or less, which is a positive factor after the rapidly rising rate environment experienced in 2005.

Table 8
            Loan Maturity Distribution and Interest Rate Sensitivity
             Repricable within                    Amount
             -----------------                    ------
                0 -  90 days                    $  128.7    Million
               91 - 365 days                    $   90.5    Million
                                                --------
                  1 year                        $  219.2    Million
                  3 years                       $  263.5    Million
                  5 years                       $   30.1    Million
             Over 5 years                       $    3.8    Million
                                                --------
                                                $  516.6    Million

Allowance for Loan Losses

The loan portfolio is the primary asset subject to credit risk. Credit risk is controlled and monitored through the use of lending standards, management's close review and underwriting of potential borrowers, and on-going review of loan payment performance. Management of credit risk and minimization of loan losses is a high priority of senior management, who uses an ongoing program for early identification of problem loans with timely resolution.

Table 9 summarizes loan loss allowance balances at the beginning and end of each year, changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, additions to the allowance which have been charged to expense and selected performance ratios.

Table 9

                       SUMMARY OF ALLOWANCE FOR LOAN LOSS
                             (Dollars in Thousands)

Year ended December 31,                 2005          2004         2003           2002          2001
-----------------------                 ----          ----         ----           ----          ----
Balance of allowance for loan
 losses at Beginning of period       $   5,642     $   5,289     $   5,119     $   4,827     $   4,521
                                     ---------     ---------     ---------     ---------     ---------
Total loans charged-off                    327          (223)         (339)         (228)         (166)
Total recoveries                           176           141            89           100            52
                                     ---------     ---------     ---------     ---------     ---------
Net loans charged-off                     (151)          (82)         (250)         (128)         (114)
Additions to allowance charged
 to expense                                175           435           420           420           420
                                     ---------     ---------     ---------     ---------     ---------
Balance of allowance for loan
 losses at end of period             $   5,666     $   5,642     $   5,289     $   5,119     $   4,827
                                     =========     =========     =========     =========     =========
Total Loans                          $ 516,556     $ 471,245     $ 412,275     $ 397,784     $ 372,838

Total non-performing loans           $   2,910     $   1,963     $   1,461     $   2,698     $   2,639
Ratio of allowance for loan losses
 to total non-performing loans             1.9           2.8           3.6           1.9           1.8
Ration of net loans charged-off
(recoveries) during the period to
 average loans outstanding                0.03%         0.02%         0.06%         0.03%         0.03%
Ratio of allowance at end of year
 to total Loans                           1.10%         1.20%         1.28%         1.29%         1.29%



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

At December 31, 2005 the allowance for loan losses was virtually unchanged at $5.66 million, compared to $5.64 million at year end 2004 and $5.3 million at year end 2003. As of December 31, 2005, the allowance for loan losses to total loans was 1.10% and covered 195% of nonperforming loans, compared to 1.20% and 287%, respectively, at December 31, 2004 and 1.28% and 362%, respectively at December 31, 2003. As of December 31, 2005 total loans have grown to $516.6 million from $471.2 million as of December 31, 2004 and $412.3 million as of December 31, 2003. Non performing loans were $2.9 million or 0.56% of total loans as of December 31, 2005 as compared to $2.0 million or 0.42% at year end 2004 and $1.46 million or 0.35% at year end 2003. Net charge offs were $151,000, $82,000, and $250,000 for 2005, 2004, and 2003 respectively. Loans charged off are subject to continuous review, and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses.

Although growth in total loans from 2004 to 2005 was regarded as significant in management's opinion, underwriting standards were maintained. Historical levels of loan losses and non-performing loans are regarded by management as being favorable to our peers in the industry. Credit administration continues to have high priority, with management monitoring the Corporation's loan portfolio so as to identify potential loan situations and to address any weaknesses promptly. Because the portfolio continually changes, the allocation of the allowance for loan losses is performed for analytical purposes, and does not necessarily indicate a trend of future losses. In management's opinion, the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio.

INVESTMENT SECURITIES PORTFOLIO

The investment securities portfolio is intended to provide the Corporation with adequate liquidity, flexibility in asset/liability management, a source of stable income, and is structured to have minimum credit exposure to the Corporation. It is the practice of the Corporation to hold securities to maturity.

Table 10
                                         INVESTMENT SECURITIES PORTFOLIO
                                               (Dollars in Thousands)


 Year ended December 31,                     2005       2004       2003
 ------------------------                    ----       ----       ----
                                          Amortized  Amortized  Amortized
                                             Cost       Cost       Cost

Investment securities held-to-maturity:
    Federal agency securities             $ 92,321   $ 90,320   $ 85,091
    Obligations of states and political
     subdivisions (non-taxable)             41,178     58,674     72,984
    Obligations of states and
political
subdivisions (taxable)                       4,412     10,457     12,466
                                          --------   --------   --------
Total investment securities               $137,911   $159,451   $170,541
                                          ========   ========   ========
Fair value of investment securities       $135,891   $159,585   $172,874
Total assets at year end                  $742,308   $696,618   $654,783
Average earning assets                    $643,153   $608,654   $573,472

At December 31, 2005 the total carrying value of investment securities represented 18.6% of total assets, compared to 22.9% at year end 2004 and 26.0% at year end 2003. The investment portfolio represented 21.4%, 26.2% and 29.7% of average earning assets for 2005, 2004 and 2003, respectively.

The shift from municipal securities to U.S. government agency securities is the result of the Corporation taking advantage of more desirable yields on the U.S. government agencies as compared to municipal obligations during the year. In addition to yield, the agencies provide more flexibility and liquidity. Management maintains overall quality as well as addresses its asset/liability management concerns by limiting purchases of non U.S. government agency securities to rated investments of high quality or, on a limited basis, well known local non-rated issues. Diversity in the portfolio is maintained by limiting the amount of investment to any single debtor. At December 31, 2005, the Corporation's securities portfolio did not contain any obligations of any single issuer that were payable by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 3.5% of stockholders' equity.

The following table sets forth the maturities of investment securities at December 31, 2005, the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security) and the tax-equivalent adjustment used in calculating the yields.

Table 11
              INVESTMENT SECURITIES PORTFOLIO MATURITY DISTRIBUTION
                             (Dollars in Thousands)
                                                      Maturity

                                                               After One        After Five
                                         Within One Year   Within Five Years  Within Ten Years
Year ended December 31, 2005              Amount   Yield    Amount    Yield    Amount   Yield
----------------------------            --------   -----   --------   -----   --------  -----
U.S. government agencies and
  corporations                          $  7,998   2.46%   $ 84,323   3.79%   $      -      -%
Obligations of states and political
 subdivisions (non-taxable)               18,917   5.25      21,309   5.27         952   5.03
Obligations of states and political
 subdivisions (taxable)                    1,932   3.05       2,480   4.57           -      -
                                        --------           --------           --------
                                        $ 28,847           $108,112           $    952
                                        ========           ========           ========
Tax equivalent adjustment for
 calculation of yield                   $    352           $    392           $      8

Note: The weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a tax rate of 34%.

Expected maturities will differ from contractual maturities, as borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

DEPOSITS

Deposits are the Corporation's largest source of funds. The Corporation, through its banking subsidiary, competes in the metropolitan Milwaukee market with other financial institutions such as banks, thrifts and credit unions, as well as non-bank institutions, for retail and commercial deposits. Additionally, it competes for deposits with investment alternatives such as mutual funds and brokerage houses. The Corporation continues to market its checking accounts and has had success in 2005 with a new product line including completely free checking (non-interest bearing), several options for interest bearing checking and Investor Checking, a tiered product offering the highest yield to customers with balances over $25,000. The close of the low rate environment of the past several years has resulted in customer movement back to time deposits for higher yields. The interest bearing checking options offered are desirable to the bank as low cost core deposit growth. Consumers earn interest, but the yields paid in this marketplace on such products are low when compared to other funding costs.

At December 31, 2005 average daily deposits were $575.7 million, up $16 million or 2.8% over December 31, 2004. As indicated in Table 12, average non-interest bearing deposits decreased $2.9 million (1.8%) to $154.5 million at December 31, 2005. This was comprised of a $1.7 million increase in commercial accounts, a $0.9 million decrease in municipal accounts, and a $3.7 million decrease in personal demand or non-interest bearing checking. Most of this $3.7 million decrease was due to existing customers' conversion to interest bearing checking offered in the subsidiary bank's new product line. Interest bearing transaction accounts increased $4.1 million to $175.1 million at December 31, 2005. This increase was attributable to new personal checking account growth. Savings account balances were relatively unchanged at $142 million. Time deposits increased to $104.4 million from $89.7 million with certificates of deposit over $100,000 and less than $100,000 both showing increases as rates increased and depositors returned to higher yielding time deposits in lieu of money market and other short term options. Table 13 indicates the maturity distribution of all time deposits in amounts $100,000 and greater.

The banking subsidiary generates core deposits to fund earning assets and has never relied on brokered deposits for growth. At December 31, 2005 there were no brokered deposits in the Corporation.

Table 12

       AVERAGE DAILY BALANCE OF DEPOSITS AND AVERAGE RATE PAID ON DEPOSITS

                                                       (Dollars in Thousands)

Year ended December 31,                          2005               2004              2003
----------------------                   -----------------  -----------------  -----------------

                                          Amount     Rate    Amount     Rate    Amount     Rate
                                          ------     ----    ------     ----    ------     ----
Noninterest-bearing demand deposits      $154,470           $157,400           $146,385
Interest-bearing transaction deposits     175,141    1.54%   171,007    1.04%   143,495    1.00%
 Savings                                  141,711    0.57    141,962    0.54    136,114    0.57
Time deposits (excluding time
 certificates of deposit of $100,000
 or more)                                  53,555    4.18     58,228    2.30     74,949    2.50
Time deposits ($100,000 or more)           50,847    2.12     31,488    2.62     30,792    3.13
                                         --------           --------           --------
                                         $575,724           $560,085           $531,735
                                         ========           ========           ========


Table 13

                              MATURITY DISTRIBUTION
                    DEPOSITS IN AMOUNTS OF $100,000 AND OVER
                             (Dollars in Thousands)

December 31, 2005:

              Three months or less                    $ 8,964
              After 3 through 6 months                  6,106
              After 6 through 12 months                 4,617
              After 1 year through 2 years             14,840
              After 2 years through 3 years             2,504
              After 3 years through 4 years               794
              After 4 years through 6 years            13,022
                                                      -------
                                                      $50,847

OTHER FUNDING SOURCES

The banking subsidiary meets daily funding needs through other short-term borrowings; principally its Federal funds purchased facilities with two correspondent banks and its Treasury, tax and loan facility with the U.S. Treasury. The banking subsidiary had no Federal funds purchased at year end 2005 as compared to $9.5 million for year end 2004. Treasury, tax and loan borrowings totaled $2.4 million and $2.7 million at year end 2005 and 2004, respectively. The Federal funds purchased facility is a non-collateralized demand borrowing. The treasury tax and loan notes are demand notes representing secured borrowings from the U.S. Treasury, collateralized by qualifying securities. The funds are placed with the subsidiary bank at the discretion of the U.S. Treasury and may be called at any time. Other short term borrowing at the banking subsidiary decreased $9.8 million. The decrease was associated with normal daily flow of funds into and out of the subsidiary. This flow was impacted in 2005 by several existing municipal account relationships plus new relationships won through bid processes in 2005. Municipalities have seasonally high balances at year end due to the collection of property taxes. See also the "Liquidity" section below.

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

It has been management's practice not to sell loans or securities prior to maturity. The use of its credit facilities has been the principal source of funding for liquidity when needed. At year end 2005, the banking subsidiary has a combined $85 million approved Federal funds purchased facility with two correspondent banks and has the ability to borrow an additional $59.4 million under reverse repurchase agreements. Management has avoided the use of brokered deposits, however the banking subsidiary has, through its normal day-to-day activity, developed deposit relationships with a number of local government entities and has pledged securities and loans to these depositors to meet their securitization requirements. The banking subsidiary's free securities available for the reverse repurchase agreements are in addition to securities pledged to specific depositors. The banking subsidiary continues to attract deposits through offering competitive deposit rates while offering a high level of service through extended hours, seven days per week banking and its thirty-four locations in the Milwaukee metropolitan area.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation utilizes certain derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Corporation does not use interest rate contracts (e.g. swaps) or other derivatives to manage interest rate risk and has none of these instruments outstanding. The banking subsidiary does have, through its normal operations, loan commitments and standby letters of credit outstanding as of December 31, 2005 in the amount of $86.0 million and $3.4 million respectively. These are further explained in Note 15 of Notes to Consolidated Financial Statements.


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

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities by shortening terms of new loans or investments. The Corporation, through it's banking subsidiary has employed all these strategies in varying degrees. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments often are used for this purpose. The Corporation has never purchased such derivative financial instruments.

Table 14
                             CONTRACTUAL OBLIGATIONS
                             PAYMENTS DUE BY PERIOD
                                 (In Thousands)
                                                                           More
                                                                           than
                                        Less Than    One to     Four to    Five
Contractual Obligations         Total    One Year  Three Years Five Years  Years
-----------------------         -----    --------  ----------- ---------- ------
Certificates of Deposit and
 Other Time Deposits          $127,052   $ 60,862   $ 45,391   $ 20,799   $   --
Short-Term Debt
 Obligations                     2,432      2,432       --         --         --
Minimum Operating Lease
 Obligations                     3,025        686      1,218        980      141
                              --------   --------   --------   --------   ------
Total                         $132,509   $ 63,980   $ 46,609   $ 21,779   $  141
                              ========   ========   ========   ========   ======

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

At the end of 2005, the Corporation's balance sheet was liability sensitive to interest rate movements for principal amounts maturing in one year. (Asset sensitive means that assets will reprice faster than liabilities. In a rising rate environment, an asset sensitive bank will generally benefit. Liability sensitive means interest bearing deposits will reprice faster than assets. In a rising rate environment a liability sensitive bank will generally not benefit.) As indicated in Table 15, the Corporation's earning assets mature primarily in 2006, 2007 and 2008, while funding is dominantly short term, with $363.6 million in savings and interest bearing checking accounts that have no stated maturity and are considered to be floating rate funds. Historically, the Corporation has relied on core deposit growth in these areas because funding costs for both products are the lowest of the various interest bearing products offered by financial institutions. After two years of movement out of traditional certificates of deposit, the trend reversed in 2005 as rates increased. Depositors who moved from time deposits to short term investments such as money market and savings accounts made a significant shift back into time deposits. Balances in time deposits increased to $127 million at December 31, 2005, an increase of $38.2 million (43%) from 2004. Time deposits had increased a combined $31.9 million during 2004 and 2003. The effect of this deposit mix movement was partially offset by continued growth in demand deposits and interest bearing checking accounts and partially offset by an increase in floating rate loans. However, the banking subsidiary's traditional vehicle for residential real estate loans and commercial real estate loans held in its portfolio remains a note with maturity of one, two, or three years.

The Corporation's funding acquisition and deployment strategy, management reporting and board approved limits target a cumulative ratio of 1.0 for Rate Sensitive Assets vs. Rate Sensitive Liabilities (RSA/RSL) at one year. The banking subsidiary RSA/RSL is 0.93 at December 31, 2005 (where a cumulative ratio of 1.0 is balanced and neither asset nor liability sensitive after one year). The liability sensitive difference of 0.07 means that $22 million more interest bearing liabilities will be rate adjusted than earning assets at that point. The 12 month weighted liability gap is $95.0 million. The ratio and analysis includes assumptions that closely follow the banking subsidiary's techniques for managing risk; lagged interest rate adjustments, administered rate products, rate adjustment of cash flow from amortization and prepayment of loans through reinvestment, and the reinvestment of maturing assets and liabilities.

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

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2005 and 2004:

Table 15
                         TRI CITY BANKSHARES CORPORATION
                     QUANTITATIVE DISCLOSURES OF MARKET RISK
                             (Dollars in Thousands)

December 31, 2005
                                  Principal Amount Maturing in                                                Fair Value
                                  -------------------------------------------------------------------------------------
                                    2006       2007       2008       2009       2010    Thereafter   Total     12/31/05
                                  -------------------------------------------------------------------------------------
Rate-sensitive assets:
  Fixed interest rate loans       $142,735   $132,744   $120,276   $ 10,945   $  8,932   $  5,654   $421,286   $414,377
     Average interest rate           5.97%      5.96%      6.51%      5.95%      6.35%      5.36%      6.12%
  Variable interest rate loans    $ 69,039   $  8,660   $ 11,067   $    546   $    422   $  5,536   $ 95,270   $ 93,708
     Average interest rate           7.50%      7.35%      7.27%      6.22%      5.94%      5.62%      7.33%
  Fixed interest rate securities  $ 28,847   $ 24,996   $ 60,618   $ 22,497   $    953   $      -   $137,911   $135,891
     Average interest rate           3.10%      3.35%      3.67%      4.30%      4.23%         -%      3.60%
   Variable interest rate
securities
     Average interest rate
  Other interest bearing assets   $  6,334                                                          $  6,334   $  6,334
     Average interest rate           3.07%                                                             3.07%

Rate-sensitive liabilities:
Savings and interest-bearing
   Checking                       $363,633                                                          $363,633   $363,633
     Average interest rate           1.12%                                                             1.12%
  Time deposits                   $ 60,862   $ 36,714   $  8,676   $  3,874   $ 16,925   $      -   $127,051   $126,745
     Average interest rate           3.24%      4.10%      3.74%      3.83%      4.23%         -%      3.67%
Variable interest rate
   Borrowings                     $  2,432                                                          $  2,432   $  2,432
     Average interest rate           3.26%                                                             3.26%



December 31, 2004
                                  Principal Amount Maturing in                                                Fair Value
                                  --------------------------------------------------------------------------------------
                                    2005       2006       2007       2008       2009    Thereafter   Total     12/31/04
                                  --------------------------------------------------------------------------------------
Rate-sensitive assets:
  Fixed interest rate loans       $128,397   $105,875   $113,962   $ 23,666   $  7,256   $  9,532   $388,688   $386,192
     Average interest rate           5.95%      5.83%      5.79%      5.76%      5.42%      5.16%      5.83%
  Variable interest rate
     loans                        $ 52,103   $ 12,573   $  9,024   $  2,170   $    442   $  6,245   $ 82,557   $ 82,027
     Average interest rate           5.73%      5.53%      5.30%      5.29%      5.51%      5.19%      5.60%
  Fixed interest rate securitie   $ 36,141   $ 30,399   $ 23,770   $ 53,320   $ 15,882   $      -   $159,452   $159,586
     Average interest rate           3.52%      3.13%      3.39%      3.56%      4.08%      3.50%

Rate-sensitive liabilities:
Savings and interest-bearing
   Checking                       $340,021                                                          $340,021   $340,021
     Average interest rate           0.81%                                                             0.81%
  Time deposits                   $ 60,174   $ 11,818   $  4,762   $  5,046   $  7,011   $      -   $ 88,810   $ 88,867
     Average interest rate           2.37%      2.78%      3.38%      3.20%      4.01%         -%      2.65%
Variable interest rate
   Borrowings                     $ 12,234                                                          $ 12,234   $ 12,234
     Average interest rate           1.40%                                                             1.40%


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

Table 16
                                     CAPITAL

                                                     (Dollars in Thousands)
Year ended December 31,                           2005        2004        2003
-----------------------                           ----        ----        ----
Total stockholders' equity                    $  98,801   $  92,549   $  86,284
Tier 1 capital                                   98,801      92,549      86,284
Total capital                                   104,467      98,190      91,573
Book value per common share                   $   11.47   $   11.00   $   10.49
Cash dividends per common share                    0.78        0.70        0.64
Dividend reinvestment price at end of period      19.35       19.40       19.20
Low reinvestment price for the period             19.35       19.40       17.00
High reinvestment price for the period            19.60       19.40       19.20
Total equity/assets                               13.31%      13.29%      13.18%
Tier 1 leverage ratio                             13.88       13.61       13.52
Tier 1 risk-based capital ratio                   18.48       18.77       19.81
Total risk-based capital ratio                    19.54       19.91       21.02
Shares outstanding (period end)                   8,616       8,414       8,224
Basic shares outstanding (average)                8,529       8,337       8,158
Diluted shares outstanding (average)              8,529       8,337       8,158


Total stockholders' equity at December 31, 2005 increased $6.3 million to $98.8 million, or $11.47 per share compared with $11.00 per share at the end of 2004. Stockholders' equity is also described in Note 16, "Stockholders' Equity," of the notes to consolidated financial statements.

The increase in stockholders' equity for 2005 was primarily composed of the retention of earnings, and stockholder participation in the Corporation's dividend reinvestment program, with offsetting decreases to stockholders' equity from the payment of cash dividends. Stockholders' equity to assets at December 31, 2005 was 13.31%, compared to 13.29% at the end of 2004.

Cash dividends paid in 2005 were $0.78 per share compared with $0.70 per share in 2004, an increase of 11.43%. Cash dividends paid in 2004 of $0.70 per share compared with $0.64 per share in 2003, an increase of 9.38%.

As of December 31, 2005 and 2004, the Corporation's Tier 1 leverage ratios were 13.88% and 13.61% respectively, Tier 1 risk-based capital ratios were 18.48% and 18.77% respectively, and total risk-based capital (Tier 1 and Tier 2) ratios were 19.54% and 19.91%, respectively. All of the ratios are in excess of regulatory minimum and well capitalized requirements. It is management's intent to exceed the minimum requisite capital levels. Capital ratios are included in
Note  17,  "Regulatory   Matters,"  of  the  notes  to  consolidated   financial
statements.

Earnings continue to be stable and provide sufficient capital retention for anticipated growth. Although the Corporation pays a significant portion of its earnings to its shareholders in the form of dividends a large percentage of those dividends are returned to the Corporation through shareholder participation in the Corporation's dividend reinvestment program. The dividend reinvestment price is established by the Board of Directors taking into consideration a number of the factors discussed above, and how they compare to market value and the Corporation's peer group of banks.

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

RESULTS OF OPERATIONS

2004 COMPARED TO 2003
The Corporation recorded net income of $8.4 million for the year ended December 31, 2004, a decrease of $329,000 or 3.8% from the $8.7 million earned in 2003. Basic earnings per share for 2004 were $1.01, a 5.6% decrease from 2003 basic earnings per share of $1.07. Return on average assets and return on average equity for 2004 were 1.26% and 9.49%, respectively, compared to 1.41% and 10.56%, respectively, for 2003. Cash dividends of $0.70 per share paid in 2004 increased by 9.4% over 2003.

Taxable equivalent net interest income was $28.1 million for 2004, $76,000 or 0.27% higher than 2003. Taxable equivalent interest income decreased $115,000 while interest expense decreased $191,000. The relatively small decrease in taxable equivalent net interest income was attributable to large volume variances (with balance sheet growth and differences in the mix of taxable and tax exempt earning assets adding $3.0 million to taxable equivalent net rate interest income), offset entirely by equally large unfavorable rate variances (as the impact of changes in the interest rate environment reduced taxable equivalent net interest income by $3.0 million). The decrease of $191,000 in interest paid on deposits was entirely attributable to a shift in the mix of deposit (out of time deposits) and a lower rate environment. Average earning assets increased $35.2 million to $608.7 million while interest bearing liabilities increased $27.8 million to $415.8 million.

Net interest income and net interest margin were impacted in 2004 by the sustained low interest rate environment, competitive pricing pressures, higher earning asset balances, and total deposit growth. The average Federal funds rate of 1.43% in 2004 was 27 basis points ("bp") higher than the average rate in 2003.

The net interest margin for 2004 was 4.62%, compared to 4.89% in 2003. The 27 bp decrease in net interest margin is attributable to the net of 22 bp decrease in interest rate spread (the net of a 35 bp decrease in the yield on earning assets, substantially offset by a 13 bp lower cost of interest-bearing liabilities), and a 5 bp lower contribution from net free funds.

Total loans were $471.2 million at December 31, 2004, an increase of $59.0 million form December 31, 2003, entirely due to commercial and residential real estate loan growth. These loan balances grew $60.5 million (16.9%) and represented 88.8% of total loans at December 31, 2004, compared to 86.8% at year end 2003. Total deposits were $590.4 million at December 31, 2004, an increase of $34.4 million or 6.2% from year end 2003, with growth centered primarily in short term and transaction deposit accounts.

Asset quality remained strong in the banking subsidiary. Net loan charge offs were $82,000, a decrease of $168,000 from 2003, with the majority of the decrease attributable to fewer charge offs in the consumer loan portfolio. Net charge offs were 0.02% of average loans compared to 0.06% in 2003. The provision for loan losses increased to $435,000 compared to $420,000 in 2003. The ratio of allowance for loan losses to loans was 1.20% and 1.28% at December 31, 2004 and 2003, respectively. Nonperforming loans were $2.0 million, representing 0.42% of total loans at year end 2004, compared to $1.5 million or 0.35% of total loans at year end 2003.

Non-interest income was $8.5 million for 2004, $1.1 million or 11.4% lower than 2003, the decrease attributable to declining mortgage banking activity. Mortgage banking revenue and net gain on loan sales decreased $1.2 million (56.2%) to

$0.9 million, from the record income of $2.1 million recorded in 2003 during the boom in residential refinancing.

Non-interest expense was $23.0 million, down $486,000 or 2.1% from 2003. Personnel expense decreased $440,000 or 3.2%, primarily due to the reduction in profit sharing bonuses paid to officers. The reduction was the result of the banking subsidiary's lower earnings compared to 2003.

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

                         Tri City Bankshares Corporation
                             Selected Financial Data

                                   2005          2004          2003          2002          2001
Total interest income          $36,026,287   $31,874,924   $31,591,499   $35,225,577   $37,519,143
Total interest expense           7,630,910     4,892,165     5,083,972     7,839,428    12,608,919
Net interest income             28,395,377    26,982,759    26,507,527    27,386,149    24,910,224
Provision for loan losses          175,000       435,000       420,000       420,000       420,000
Net interest income after
   provision for loan losses    28,220,377    26,547,759    26,087,527    26,966,149    24,490,224
Income before income
taxes                           13,205,607    12,061,172    12,210,092     9,018,972    10,352,054
Provision for income tax         4,257,000     3,673,000     3,493,000     2,164,000     2,730,000
Net income                       8,948,607     8,388,172     8,717,092     6,854,972     7,622,054

Basic earnings per share              1.05          1.01          1.07           .86           .97
Cash dividends declared
per share                              .78           .70           .64           .57           .51

Average daily balances:
(amounts in thousands)

Total assets                   $   698,776   $   664,548   $   620,287   $   600,114   $   569,906
Total net loans                    489,687       439,475       391,959       389,362       366,316
Held to maturity
   investment securities           146,829       161,971       158,567       148,579       121,311
Total deposits                     575,724       560,084       531,735       515,339       476,164
Total stockholders' equity          95,093        88,344        82,523        75,963        71,077


33


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

                                                2005                 2004
                                                ----                 ----
              First quarter                $   19.50            $   19.40
              Second quarter                   19.60                19.40
              Third quarter                    19.35                19.40
              Fourth quarter                   19.35                19.40

As of December 31, 2005, the number of holders of record of the Corporation's common stock was 718.

The Corporation declared four quarterly cash dividends in 2005 in the amount of $0.195 per share. These dividends were declared on January 6, April 13, July 13 and October 11, payable on January 20, April 26, July 27 and October 25, respectively. Quarterly dividends of $0.175 per share were paid each of the four quarters of 2004.

The Corporation is not party to any loan agreement, indenture or other agreement which restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 16 of Notes to Consolidated Financial Statements for restrictions imposed by regulatory agencies upon the subsidiary bank's ability to transfer funds to the parent corporation.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces FASB Statement No. 123, "Accounting for Stock Issued to Employees" SFAS 123R is effective January 1, 2006. The Corporation issues a limited number of shares to certain Bank employees at fair value each year and does not issue stock options. Consequently, the adoption of SFAS 123R should not have a significant effect on the Corporation's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). This statement is effective for accounting changes and corrections of errors made after January 1, 2006. SFAS 154 generally requires retrospective application of prior periods' financial statements of a voluntary change in accounting principle. However, this statement does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of the effective date of SFAS 154.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", SFAS 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations" and APBO No. 18, "The Equity Method of Accounting for Investments in Common Stock". The guidance in this FSP also nullifies certain requirements of Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and supersedes EITF Topic No. D-44, "Recognition of Other-Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. See Note 3 in Notes to Consolidated Financial Statements.

In December 2005, the FASB issued FSP SOP 94-6-1, "Terms of Loan Products Than May Give Rise to a Concentration of Credit Risk". This FSP was issued to emphasize the requirement to assess the adequacy of disclosures for all lending products especially loan products whose contractual features may increase the exposure of the originator, holder, investor, guarantor, or servicer to risk of nonpayment or realization. See Note 4 in Notes to Consolidated Financial Statements.

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM











Board of Directors and Shareholders
Tri City Bankshares Corporation


We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation and subsidiaries (the "Corporation") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


                                               s/ VIRCHOW, KRAUSE & COMPANY, LLP






Milwaukee, Wisconsin
March 10, 2006

                         TRI CITY BANKSHARES CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2005 and 2004

-------------------------------------------------------------------------------

                                     ASSETS

                                                                         2005            2004
                                                                   -------------   -------------
   Cash and due from banks                                         $  50,249,590   $  35,425,012
   Federal funds sold                                                  6,334,444               -
                                                                   -------------   -------------
       Cash and cash equivalents                                      56,584,034      35,425,012
   Held to maturity securities, fair value of $135,891,294 and
       $159,585,976 as of 2005 and 2004, respectively                137,911,201     159,451,575
   Loans, less allowance for loan losses of $5,665,519 and
       $5,641,593 as of 2005 and 2004, respectively                  510,891,444     465,603,614
   Premises and equipment - net                                       20,894,633      20,541,600
   Cash surrender value of life insurance                             10,753,006      10,361,935
   Mortgage servicing rights - net                                       887,885         957,565
   Accrued interest receivable and other assets                        4,385,778       4,276,731
                                                                   -------------   -------------
          TOTAL ASSETS                                             $ 742,307,981   $ 696,618,032
                                                                   =============   =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Deposits
       Demand                                                      $ 148,606,402   $ 161,574,101
       Savings and NOW                                               363,633,279     340,020,788
       Other time                                                    127,051,767      88,810,037
                                                                   -------------   -------------
          Total Deposits                                             639,291,448     590,404,926
   Federal funds purchased and securities sold under
       repurchase agreements                                                   -       9,485,945
   Other borrowings                                                    2,432,163       2,748,441
   Accrued interest payable and other liabilities                      1,783,112       1,430,182
                                                                   -------------   -------------
       Total Liabilities                                             643,506,723     604,069,494
                                                                   -------------   -------------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par value, 200,000 shares
       authorized, no shares issued                                            -               -
   Common stock, $1 par value,
       15,000,000 shares authorized, 8,615,527 and
       8,413,621 shares issued and outstanding as of 2005 and 2004,
       respectively                                                    8,615,527       8,413,621
   Additional paid-in capital                                         21,233,200      17,507,720
   Retained earnings                                                  68,952,531      66,627,197
                                                                   -------------   -------------
       Total Stockholders' Equity                                     98,801,258      92,548,538
                                                                   -------------   -------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 742,307,981   $ 696,618,032
                                                                   =============   =============





          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 2005, 2004 and 2003

-------------------------------------------------------------------------------

                                                 2005           2004          2003
                                           -------------  -------------  ------------
INTEREST INCOME
   Interest and fees on loans              $  30,903,784  $  26,357,818  $ 25,498,597
   Interest on investment securities
        Taxable                                3,297,485      3,239,110     2,876,095
       Tax exempt                              1,774,929      2,236,084     3,012,969
   Interest on federal funds sold                 30,763         22,561       184,512
   Other                                          19,326         19,326        19,326
                                           -------------  -------------  ------------
       Total Interest Income                  36,026,287     31,874,899    31,591,499
                                           -------------  -------------  ------------
INTEREST EXPENSE
   Interest on deposits                        6,827,575      4,708,419     5,056,656
   Interest on federal funds purchased
    and securities sold under repurchase
    agreements                                   770,036        171,605         6,597
   Interest on other borrowings                   33,299         12,141        20,719
                                           -------------  -------------  ------------
       Total Interest Expense                  7,630,910      4,892,165     5,083,972
                                           -------------  -------------  ------------
Net interest income before provision for
 loan losses                                  28,395,377     26,982,734    26,507,527
   Provision for loan losses                     175,000        435,000       420,000
                                           -------------  -------------  ------------
Net interest income after provision for
 loan losses                                  28,220,377     26,547,734    26,087,527
                                           -------------  -------------  ------------
NONINTEREST INCOME
   Service charges and fees                    6,724,744      6,310,799     6,031,301
   Loan related fees and mortgage
    banking revenue                              158,564        102,619      (253,001)
   Net gain on sale of loans                     480,270        823,380     2,367,936
   Increase in cash surrender
    value of life insurance                      391,071        361,935             -
   Gain on sale of other assets                  684,368              -             -
   Other income                                1,032,493        872,237     1,419,441
                                           -------------  -------------  ------------
       Total Noninterest Income                9,471,510      8,470,970     9,565,677
                                           -------------  -------------  ------------
NONINTEREST EXPENSES
   Salaries and employee benefits             13,670,042     13,224,810    13,665,275
   Net occupancy costs                         2,175,588      2,135,640     2,074,453
   Furniture and equipment expenses            1,805,026      1,682,825     1,816,971
   Computer services                           1,849,486      1,744,428     1,590,322
   Advertising and promotional                 1,355,937        634,139       670,583
   Regulatory agency assessments                 239,642        233,092       227,578
   Office supplies                               581,963        493,393       579,161
   Other expenses                              2,808,596      2,809,205     2,818,769
                                           -------------  -------------  ------------
       Total Noninterest Expenses             24,486,280     22,957,532    23,443,112
                                           -------------  -------------  ------------
Income before income taxes                    13,205,607     12,061,172    12,210,092
   Less:  Applicable income taxes              4,257,000      3,673,000     3,493,000
                                           -------------  -------------  ------------
       NET INCOME                          $   8,948,607  $   8,388,172  $  8,717,092
                                           =============  =============  ============

     Basic earnings per share              $        1.05  $        1.01  $        1.07
                                           =============  =============  =============
     Weighted average shares outstanding       8,529,165      8,336,889      8,157,628
                                           =============  =============  =============





          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 2005, 2004 and 2003

--------------------------------------------------------------------------------

                                                                           Additional          Retained
                                                          Common Stock   Paid-In Capital       Earnings          Total

BALANCES - December 31, 2002                              $  8,062,536     $ 11,243,343     $ 60,532,387     $ 79,838,266
   Net income                                                        -                -        8,717,092        8,717,092
   Cash dividends  - $0.64 per share                                 -                -       (5,199,809)      (5,199,809)
   Common stock issued under dividend reinvestment plan
       - 161,042 shares                                        161,042        2,767,634                -        2,928,676
   Common stock fractional shares redeemed                         (21)            (360)               -             (381)
                                                          ----------------------------------------------------------------
BALANCES - December 31, 2003                                 8,223,557       14,010,617       64,049,670       86,283,844
   Net income                                                        -                -        8,388,172        8,388,172
   Cash dividends  - $0.70 per share                                 -                -       (5,810,645)      (5,810,645)
   Common stock issued under dividend reinvestment plan
       - 172,076 shares                                        172,076        3,166,173                -        3,338,249
   Common stock issued under Employee

       Stock plan - 18,000 shares                               18,000          331,200                -          349,200
   Common stock fractional shares redeemed                         (12)            (270)               -             (282)
                                                          ----------------------------------------------------------------

BALANCES - December 31, 2004                                 8,413,621       17,507,720       66,627,197       92,548,538

   Net income                                                        -                -        8,948,607        8,948,607
   Cash dividends  - $0.78 per share                                 -                -       (6,623,273)      (6,623,273)
   Common stock issued under dividend reinvestment plan
       - 195,419 shares                                        195,419        3,605,336                -        3,800,755
   Common stock issued under Employee
       Stock plan - 6,500 shares                                 6,500          120,250                -          126,750
   Common stock fractional shares redeemed                         (13)            (106)               -             (119)
---------------------------------------------------------
BALANCES - December 31, 2005                              $  8,615,527     $ 21,233,200     $ 68,952,531     $ 98,801,258
                                                          =============    =============    =============    =============




          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2005, 2004 and 2003

---------------------------------------------------------------------------------------------------------------
                                                                      2005             2004             2003
                                                                -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                                  $   8,948,607    $   8,388,172    $   8,717,092
    Adjustments to reconcile net income to net cash flows
      provided by operating  activities
        Depreciation                                                2,223,186        2,140,330        2,125,009
        Amortization of servicing rights, premiums and
         discounts                                                    269,916          377,728          570,191
        Gain on sale of loans                                        (480,270)        (823,380)      (2,367,936)
        Provision for loan losses                                     175,000          435,000          420,000
        Gain on sale of other assets                                 (684,368)              --               --
        Provision (benefit) for deferred income taxes                (696,000)        (368,000)        (146,000)
        Proceeds from sales of loans held for sale                 32,031,542       42,576,757      117,693,424
        Originations of loans held for sale                       (31,795,193)     (42,084,600)    (116,220,685)
        Increase in cash surrender value of life insurance           (391,071)        (361,935)              --
        Loss on sale of  other real estate owned                        8,391            3,788           17,328
        Net change in
           Accrued interest receivable and other assets                20,454         (760,551)         600,710
           Accrued interest payable and other liabilities           1,048,923         (129,363)         (95,664)
                                                                -------------    -------------    -------------
        Net Cash Flows Provided by Operating Activities            10,679,117        9,393,946       11,313,469
                                                                -------------    -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Activity in held to maturity securities
        Maturities, prepayments and calls                          39,629,762      111,534,275       83,209,270
        Purchases                                                 (18,045,704)    (100,450,288)     (91,011,783)
    Net increase in loans                                         (45,709,029)     (59,088,183)     (14,875,467)
    Purchase of life insurance                                             --               --        (10,000,000)
    Purchases of premises and equipment - net                      (2,576,213)        (789,470)      (1,828,671)
    Proceeds from sale of other assets                                684,368               --               --
    Proceeds from sale of other real estate owned                     108,309           31,242          117,672
                                                                -------------    -------------    -------------
        Net Cash Flows Used in Investing Activities               (25,908,507)     (48,762,424)     (34,388,979)
                                                                -------------    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in deposits                                       48,886,522       34,381,017       12,839,659
    Net change in federal funds purchased and securities sold
      under repurchase agreements                                  (9,485,945)         472,323        7,513,622
    Net change in other borrowings                                   (316,278)       1,214,149       (4,465,708)
    Dividends paid                                                 (6,623,273)      (5,810,645)      (5,199,809)
    Common stock issued - net                                       3,927,386        3,687,167        2,928,295
                                                                -------------    -------------    -------------
        Net Cash Flows Provided by Financing Activities            36,388,412       33,944,011       13,616,059
                                                                -------------    -------------    -------------

           Net Change in Cash and Cash Equivalents                 21,159,022       (5,424,467)      (9,459,451)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                      35,425,012       40,849,479       50,308,930
                                                                -------------    -------------    -------------

    CASH AND CASH EQUIVALENTS - END OF YEAR                     $  56,584,034    $  35,425,012    $  40,849,479
                                                                =============    =============    =============

SUPPLEMENTAL CASH FLOW DISCLOSURES
    Cash paid for interest                                      $   7,353,159    $   4,894,222    $   5,342,182
    Cash paid for income taxes                                      4,433,279        3,690,000        3,360,000
    Loans receivable transferred to other real estate owned           246,200           35,030          135,000


          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003



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

    HELD TO MATURITY SECURITIES

Securities classified as held to maturity are those securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. Interest and dividends are included in interest income from the related securities as earned. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by the effective interest method over their contractual lives. The sale of a security within three months of its maturity date or after collection of at least 85 percent of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure. Realized gains and losses are computed on a specific identification basis and declines in value determined to be other than temporary are included in gains (losses) on sale of securities. Purchase premiums and discounts are recognized in interest income using the effective interest method over the terms of the securities.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


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

    LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse. The Bank also services loans that have been sold with servicing retained by the Bank. Such loans are not included in the accompanying consolidated balance sheets. There were no loans held for sale at December 31, 2005 or 2004.

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

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is reviewed and approved by the Bank's Board of Directors. The allowance reflects management's best estimate of the probable losses on loans, and is based on a risk model developed and implemented by management and approved by the Bank's Board of Directors.

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

                        December 31, 2005, 2004 and 2003



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

    FEDERAL RESERVE BANK STOCK

The Bank's investment in Federal Reserve Bank stock meets the minimum amount required by current regulations and is carried at cost, which approximates fair value.

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

                        December 31, 2005, 2004 and 2003



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

    EARNINGS PER SHARE

Basic earnings per share are computed based upon the weighted average number of common shares outstanding during each year. The Corporation had no potentially dilutive securities outstanding during each of the three years in the period ended December 31, 2005.

    INTERIM FINANCIAL DATA

The interim financial data (see Note 21) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

    SEGMENT REPORTING

The Corporation has determined that it has one reportable segment - community banking. The Corporation offers a range of financial products and services to external customers, including: accepting deposits, originating residential, consumer and commercial loans. Revenues for each of these products and services are disclosed in the consolidated statements of income.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003



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

The following methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments:

    CARRYING AMOUNTS APPROXIMATE FAIR VALUES FOR THE FOLLOWING INSTRUMENTS
       Cash and due from banks
       Federal funds sold
       Non marketable equity securities
       Variable rate loans that reprice frequently where no
        significant change in credit risk has occurred
       Cash surrender value of life insurance
       Accrued interest receivable
       Demand deposits
       Variable rate money market accounts
       Variable rate certificates of deposit
       Federal funds purchased and securities sold under repurchase agreements Short term borrowings
       Accrued interest payable

    QUOTED MARKET PRICES
    Where available, or if not available, based on quoted market prices of comparable instruments for the following instrument:
       Held to maturity securities

    DISCOUNTED CASH FLOWS
    Using interest rates currently being offered on instruments with similar terms and with similar credit quality:
       All loans except variable rate loans described above
       Mortgage servicing rights - using current market assumptions for prepayments, servicing cost and other factors
       Fixed rate certificates of deposit

    QUOTED FEES CURRENTLY BEING CHARGED FOR SIMILAR INSTRUMENTS
    Taking into account the remaining terms of the agreements and the counterparties' credit standing:
       Off-balance-sheet instruments
       -----------------------------
            Letters of credit
            Lending commitments

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
-------------------------------------------------------------------------------

    FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

Since the majority of the Corporation's off-balance-sheet instruments consist of nonfee-producing, variable rate commitments, the Corporation had determined these do not have a distinguishable fair value.

    RECLASSIFICATIONS

Certain 2004 and 2003 amounts have been reclassified to conform with the 2005 presentation. The reclassifications have no effect on previously reported net income, basic earnings per share, and stockholders' equity

    RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces FASB Statement No. 123, "Accounting for Stock Issued to Employees" SFAS 123R is effective January 1, 2006. The Corporation issues a limited number of shares to certain Bank employees at fair value each year and does not issue stock options. Consequently, the adoption of SFAS 123R should not have a significant effect on the Corporation's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). This statement is effective for accounting changes and corrections of errors made after January 1, 2006. SFAS 154 generally requires retrospective application of prior periods' financial statements of a voluntary change in accounting principle. However, this statement does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of the effective date of SFAS 154.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", SFAS 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations" and APBO No. 18, "The Equity Method of Accounting for Investments in Common Stock". The guidance in this FSP also nullifies certain requirements of Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and supersedes EITF Topic No. D-44, "Recognition of Other-Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. See Note 3 in Notes to Consolidated Financial Statements.

In December 2005, the FASB issued FSP SOP 94-6-1, "Terms of Loan Products Than May Give Rise to a Concentration of Credit Risk". This FSP was issued to emphasize the requirement to assess the adequacy of disclosures for all lending products especially loan products whose contractual features may increase the exposure of the originator, holder, investor, guarantor, or servicer to risk of nonpayment or realization. See Note 4 in Notes to Consolidated Financial Statements.

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 2 - Cash and Due From Banks
-------------------------------------------------------------------------------

The Bank is required to maintain vault cash and reserve balances with Federal Reserve Banks based upon a percentage of deposits. These requirements approximated $8,078,000 and $9,092,000 at December 31, 2005 and 2004,
respectively.

-------------------------------------------------------------------------------
NOTE 3 - Held to Maturity Securities
-------------------------------------------------------------------------------

Amortized costs and fair values of held to maturity securities as of December 31, 2005 and 2004 are summarized as follows:

                                                              2005
                             -----------------------------------------------------------------------
                                              Gross Unrealized    Gross Unrealized
                             Amortized Cost         Gains              Losses           Fair Value
Obligations of other U.S.    --------------  -----------------    ----------------    --------------
 government agencies and
 corporations                $  92,320,712   $         18,891     $     1,804,793     $  90,534,810
Obligations of states and
 political subdivisions         45,590,489             69,492             303,497        45,356,484
                             --------------  -----------------    ----------------    --------------
        Totals               $ 137,911,201   $         88,383     $     2,108,290     $ 135,891,294
                             ==============  =================    ================    ==============


                                                              2004
                             -----------------------------------------------------------------------
                                              Gross Unrealized    Gross Unrealized
                             Amortized Cost         Gains              Losses           Fair Value
Obligations of other U.S.    --------------  -----------------    ----------------    --------------
 government agencies and
 corporations                $  90,319,686   $        254,084    $        559,029     $  90,014,741
Obligations of states and
 political subdivisions         69,131,889            584,454             145,108        69,571,235
                             --------------  -----------------    ----------------    --------------
        Totals               $ 159,451,575   $        838,538    $        704,137     $ 159,585,976
                             ==============  =================    ================    ==============


The amortized cost and fair value of held to maturity securities at December 31, 2005, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                          2005
                                            Amortized Cost       Fair Value
Due in one year or less                     $ 28,847,338        $ 28,761,776
Due after one year less than 5 years         108,111,135         106,187,807
Due after 5 years less than 10 years             952,728             941,711
                                            ------------        ------------
    Totals                                  $137,911,201        $135,891,294

Held to maturity securities with an amortized cost of $33,110,683 and $34,558,073 at December 31, 2005 and 2004, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 3 - Held to Maturity Securities (cont.)
-------------------------------------------------------------------------------

The following tables summarize the portion of the Bank's held to maturity securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004.

                                                                   2005
                                 ------------------------------------------------------------------------------
                                   Continuous unrealized    Continuous unrealized
                                    losses existing for      losses existing for
                                    less than 12 Months     greater than 12 months             Total
                                 ------------------------------------------------------------------------------
                                               Unrealized               Unrealized                  Unrealized
                                  Fair Value     Losses    Fair Value     Losses      Fair Value      Losses
                                 ------------  ---------  ------------  -----------  -------------  -----------
Obligations of other U.S.
  government agencies
  and corporations               $ 30,791,669  $ 549,797  $ 49,729,077  $ 1,254,996  $  80,520,746  $ 1,804,793

Obligations of states and
  political subdivisions            9,590,527     62,520    18,707,875      240,977     28,298,402      303,497
                                 ------------  ---------  ------------  -----------  -------------  -----------
     Totals                      $ 40,382,196  $ 612,317  $ 68,436,952  $ 1,495,973  $ 108,819,148  $ 2,108,290
                                 ============  =========  ============  ===========  =============  ===========


                                                                   2004
                                 ------------------------------------------------------------------------------
                                   Continuous unrealized    Continuous unrealized
                                    losses existing for      losses existing for
                                    less than 12 Months     greater than 12 months             Total
                                 ------------------------------------------------------------------------------
                                               Unrealized                Unrealized                 Unrealized
                                  Fair Value     Losses    Fair Value      Losses     Fair Value      Losses
                                 ------------  ---------  ------------  -----------  -------------  -----------
Obligations of other U.S.
  government agencies
  and corporations               $ 42,493,137  $ 487,482  $  7,198,125  $    71,547  $  49,691,262  $   559,029
Obligations of states and
  political subdivisions           14,107,594     42,094     7,932,034      103,014     22,039,628      145,108
                                 ------------  ---------  ------------  -----------  -------------  -----------
     Totals                      $ 56,600,731  $ 529,576  $ 15,130,159  $   174,561  $  71,730,890  $   704,137
                                 ============  =========  ============  ===========  =============  ===========



Management does not believe any individual unrealized loss as of December 31, 2005 represents other than temporary impairment. The Bank held forty investment securities at December 31, 2005 that had unrealized losses existing for greater than 12 months. The securities consisted of twenty-nine obligations of states and political subdivisions and eleven obligations of other U.S. government agencies and corporations securities. The Bank held twenty-two securities at December 31, 2005 that had unrealized losses existing for less than 12 months. The securities consisted of fifteen obligations of states and political subdivisions and seven obligations of other U.S. government agencies and corporation's securities. The Bank held fourteen investment securities at December 31, 2004 that had unrealized losses existing for greater than 12 months. The securities consisted of twelve obligations of states and political subdivisions and two obligations for other U.S. government agencies and corporation's securities. Management believes the temporary impairment in fair value was caused by market fluctuations in interest rates. Since securities are held to maturity, management does not believe that the bank will experience any losses on these investments.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 4 - Loans
-------------------------------------------------------------------------------

Major classification of loans are as follows at December 31:
                                     2005                2004
                               ---------------------------------
Commercial                     $  26,463,484       $  27,403,425
Real estate
     Construction                 60,178,275          44,501,970
     Commercial                  212,734,521         184,315,630
     Residential                 198,828,082         189,785,916
Installment and consumer          18,352,601          25,238,266
                               -------------       -------------
                                 516,556,963         471,245,207
Less:  Allowance for losses       (5,665,519)         (5,641,593)
                               -------------       -------------
     Net Loans                 $ 510,891,444       $ 465,603,614
                               =============       =============


Commercial loans and commercial real estate loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan.

The Corporation evaluates the credit risk of each commercial customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by the type of loan and individual loan customer and consists of general business assets such as equipment, receivables and inventory. The Corporation's access to collateral is dependent upon the type of collateral obtained.

Policies have been established that set standards for the maximum commercial real estate loan amount by type of property, loan terms, pricing structures, loan-to-value limits by property type, as well as policies and procedures for granting exceptions to established underwriting standards.

The Corporation's residential real estate lending policies require all loans to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, using such factors as credit scores, debt-to-income ratios and collateral values. Home equity loans and lines of credit are generally governed by the same lending policies.

Origination activities for construction real estate loans are similar to those described above for commercial, real estate and residential real estate lending.

Federal banking regulatory agencies have established guidelines in the form of supervisory limits for loan-to-value ratios ("LTV") in real estate lending. The supervisory limits are based on the type of real estate collateral and loan type (1-4 family residential and nonresidential). The guidelines permit financial institutions to grant or purchase loans with LTV ratios in excess of the supervisory LTV limits ("High LTV or HLTV") provided such exceptions are supported by appropriate documentation or the loans have additional credit support. Federal banking regulatory agencies have also established aggregate limits on the amount of HLTV loans a financial institution may hold. There were no HLTV loans as defined by the supervisory limits at December 31, 2005.

The Corporation's loan portfolio consists of small and middle market business loans across numerous industry types and loans to individuals. As of December 31, 2005, total loans to any group of customers in similar activities with similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 4 - Loans (cont.)
-------------------------------------------------------------------------------

Federal banking regulatory agencies have recently expressed concerns that concentrations of loans collateralized by raw land, land development and construction (including 1-4 family residential construction), multi-family property and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property or the proceeds of the sale, refinancing or permanent financing of the property may make financial institutions more vulnerable to cyclical real estate markets. Loans collateralized by vacant land and loans secured by multi-family properties each represented less than 10% of total real estate loans outstanding at December 31, 2005, respectively. Loans collateralized by non-farm nonresidential properties amounted to $201.4 million at December 31, 2005.

The Corporation offers a variety of loan products with payment terms and rate structures that have been designed to meet the needs of its customers within an established framework of acceptable credit risk. Payment terms range from fully amortizing loans that require periodic principal and interest payments to terms that require periodic payments of interest-only with principal due at maturity. Interest-only loans are typical in commercial and business line-of-credit or revolving line-of-credit loans, home equity lines-of-credit and construction loans (residential and commercial). At December 31, 2005, the Corporation had no loans with below market or so-called teaser interest rates. At December 31, 2005, the Corporation did not offer, hold or service option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization).

Nonaccrual loans totaled approximately $1,905,000 and $275,000 at December 31, 2005 and 2004, respectively. Loans, greater than 90 days past due and accruing interest, totaled approximately $1,005,000 and $1,688,000 at December 31, 2005 and 2004, respectively.

Certain directors and executive officers of the Corporation, and their related interests, had loans outstanding in the aggregate amounts of $5,893,530 and $7,692,830 at December 31, 2005 and 2004, respectively. During 2005 and 2004,
$1,649,442 and $1,886,142 of new loans were made and repayments totaled $3,448,742 and $1,374,822, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

Residential and commercial real estate loans approximating $156,516,000 at December 31, 2005 were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 5 -  Allowance for Loan Losses
-------------------------------------------------------------------------------

The allowance for loan losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb loan losses inherent in the portfolio. An analysis of changes in the allowance is presented in the following tabulation as of December 31:

                                         2005           2004           2003
                                     -----------------------------------------
Balance at Beginning of Year         $ 5,641,593    $ 5,289,467    $ 5,118,705
   Charge-offs                          (327,314)      (223,269)      (338,382)
   Recoveries                            176,240        140,395         89,144
   Provision charged to operations       175,000        435,000        420,000
                                     -----------    -----------    -----------
Balance at End of Year               $ 5,665,519    $ 5,641,593    $ 5,289,467
                                     ===========    ===========    ===========


-------------------------------------------------------------------------------
NOTE 6 - Mortgage Servicing Rights
-------------------------------------------------------------------------------

The unpaid principal balance of mortgage loans serviced for others, which are not included in the accompanying consolidated balance sheets, was $188,994,081, $189,519,101 and $187,390,773 at December 31, 2005, 2004 and 2003, respectively.
For these sold loans, the Bank has recorded mortgage servicing rights, as shown below.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $816,630, 875,703 and $837,877 at December 31, 2005, 2004 and 2003, respectively.

The following is an analysis of the mortgage servicing rights activity for the years ended December 31:

                                            2005         2004         2003
                                         -----------------------------------
Unamortized cost of mortgage
  servicing rights
Balance at beginning of year             $ 957,565    $ 998,514    $ 789,903
Additions of mortgage servicing rights     243,919      331,218      895,197
Amortization                              (313,599)    (372,167)    (686,586)
                                         ---------    ---------    ---------

     Balance at End of Year              $ 887,885    $ 957,565    $ 998,514
                                         =========    =========    =========


A valuation allowance for the impairment of mortgage servicing rights was not necessary at December 31, 2005, 2004 or 2003.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 6 - Mortgage Servicing Rights (cont.)
-------------------------------------------------------------------------------

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment at December 31, 2005. Future amortization may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

Estimated future amortization by year is as follows:

                    2006                    $159,142
                    2007                     159,142
                    2008                     159,142
                    2009                     159,142
                    2010                     150,217
              Thereafter                     101,100
                                            --------
                                            $887,885
                                            ========

-------------------------------------------------------------------------------
NOTE 7 - Premises and Equipment
-------------------------------------------------------------------------------

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:

                                            2005            2004
Land                                   $  5,553,509    $  5,501,217
Buildings and leasehold improvements     25,419,604      25,394,527
Furniture and equipment                  11,455,616      10,855,369
                                       ------------    ------------
    Total  - at cost                     42,428,729      41,751,113
Less: Accumulated depreciation          (21,534,094)    (21,209,513)
                                       ------------    ------------
    Net Premises and Equipment         $ 20,894,635    $ 20,541,600
                                       ============    ============

Depreciation expense amounted to $2,223,186,  $2,140,330 and $2,125,009 in 2005,
2004 and 2003, respectively.


-------------------------------------------------------------------------------
NOTE 8 - Accrued Interest Receivable and Other Assets
-------------------------------------------------------------------------------

A summary of accrued interest receivable and other assets at December 31 is as follows:

                                        2005         2004
Accrued interest receivable          $3,078,425   $2,969,647
Other real estate                       129,500            -
Federal Reserve Stock                   322,100      322,100
Prepaids expenses and other assets      855,753      984,984
                                     ----------   ----------
                                     $4,385,778   $4,276,731
                                     ==========   ==========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003

49

-------------------------------------------------------------------------------
NOTE 9 - Deposits
-------------------------------------------------------------------------------

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $50,847,000 and $31,489,000 at December 31, 2005 and 2004,
respectively.

Scheduled maturities of time deposits was as follows:
                                                                  2005
                                                             ------------
Due within one year                                          $ 60,862,283
After one year but within two years                            36,714,234
After two years but within three years                          8,676,353
After three years but within four years                         3,873,614
After four years but within five years                         16,925,283
                                                             ------------
    Totals                                                   $127,051,767
                                                             ============

Interest expense on deposits was as follows:

                                        2005         2004         2003
                                     ----------   ----------   ----------
Interest-bearing checking accounts   $2,028,689   $1,409,405   $1,087,130
Money market accounts                   673,701      366,668      351,284
Savings accounts                        805,587      766,295      779,834
Time deposit accounts                 3,319,598    2,166,051    2,838,408
                                     ----------   ----------   ----------
    Totals                           $6,827,575   $4,708,419   $5,056,656
                                     ==========   ==========   ==========


-------------------------------------------------------------------------------
NOTE 10-Federal Funds Purchased and Securities Sold Under Repurchase Agreements
-------------------------------------------------------------------------------

The Bank has the ability to borrow (purchase) federal funds of up to $85,000,000 under a revolving line-of-credit. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were $0 and $9,485,945 of federal funds purchased outstanding at December 31, 2005 and 2004, respectively.

The Bank may also borrow through securities sold under repurchase agreements (reverse repurchase agreements). Reverse repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. They are reflected at the amount of cash received in connection with the transaction. The Bank had no borrowings outstanding under the reverse repurchase agreements at December 31, 2005 and 2004, respectively. The Bank pledged U.S. government agencies and municipal obligations whose carrying values were $33,110,683 and $27,561,184 at December 31, 2005 and 2004, respectively, as collateral under a master repurchase agreement. In addition, at December 31, 2005, the Bank could also pledge up to $59,337,361 additional securities as collateral under the existing agreements if needed to obtain additional borrowings. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.



-------------------------------------------------------------------------------
NOTE 11 - Other Borrowings
-------------------------------------------------------------------------------

Other borrowings consist of accounts due to the Federal Reserve Bank under a $6,000,000 treasury, tax and loan depository agreements. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature on demand. Treasury, tax and loan account balances were $2,432,163 and $2,748,441 at December 31, 2005 and 2004, respectively. Such accounts generally are repaid within one to 120 days from the transaction date and are collateralized by a pledge of investment securities with a carrying value of $6,995,043 and $6,996,889 at December 31, 2005 and 2004, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003



-------------------------------------------------------------------------------
NOTE 12 - Income Taxes
-------------------------------------------------------------------------------

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components for the year ending December 31:

                                         2005           2004           2003
                                     -----------------------------------------
Current Taxes
  Federal                            $ 4,113,000    $ 3,253,000    $ 3,048,000
  State                                  840,000        788,000        591,000
                                     -----------    -----------    -----------
    Total Current Provision            4,953,000      4,041,000      3,639,000
                                     -----------    -----------    -----------

Deferred Income Taxes (Benefit)
  Federal                               (616,000)      (268,000)      (108,000)
  State                                  (80,000)      (100,000)       (38,000)
                                     -----------    -----------    -----------
    Total Deferred Provision            (696,000)      (368,000)      (146,000)
                                     -----------    -----------    -----------

  Total Provision for Income Taxes   $ 4,257,000    $ 3,673,000    $ 3,493,000
                                     -----------    ===========    ===========

The net deferred income tax assets in the accompanying consolidated balance sheets include the following amounts of deferred income tax assets and liabilities at December 31:

                                                        2005           2004
                                                    -----------    -----------
    Deferred Income Tax Assets
     Allowance for loan losses                      $ 2,229,000    $ 2,220,000
     Excess servicing gains                               7,000          7,000
     Reserve for health plan                            300,000        195,000
     Other                                               37,000         52,000
     Valuation allowance                                (82,000)       (84,000)
                                                    -----------    -----------
  Total Deferred Income Tax Assets                    2,491,000      2,390,000
                                                    -----------    -----------
Deferred Income Tax Liabilities
     Depreciation                                        (1,000)      (384,000)
     Safe harbor lease                                  (55,000)       (55,000)
     Deferred loan fees                                (191,000)      (375,000)
     Mortgage servicing rights                         (349,000)      (377,000)
                                                    -----------    -----------
  Total Deferred Income Tax Liabilities                (596,000)    (1,191,000)
                                                    -----------    -----------
             Net Deferred Income Tax Assets         $ 1,895,000    $ 1,199,000
                                                    ===========    ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 12 - Income Taxes (cont.)
-------------------------------------------------------------------------------

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes is as follows:

                                           2005                    2004                    2003
                                 ------------------------------------------------------- ---------------
                                             % of Pretax             % of Pretax             % of Pretax
                                     Amount    Income       Amount     Income       Amount      Income
                                 -----------------------------------------------------------------------
Reconciliation of statutory to
 effective rates
 Federal income taxes at
  statutory rate                 $ 4,489,906    34.00%   $ 4,100,798    34.00%   $ 4,151,431    34.00%
    Adjustments for
     Tax exempt interest on
       municipal obligations        (561,917)   (4.26)      (726,229)   (6.02)    (1,021,279)   (8.36)
     Increase in taxes
       resulting from state
       income taxes, net of
       federal tax benefit           501,600     3.80        454,080     3.76        352,440     2.89
     Increase in cash
       surrender value of
       life insurance               (132,964)   (1.01)      (123,058)   (1.02)             -        -
     Other - net                     (39,625)   (0.29)       (32,591)   (0.27)        10,408     0.09
                                 ---------------------   ---------------------    -------------------
    Income Tax Provision         $ 4,257,000    32.24%   $ 3,673,000    30.45%   $ 3,493,000    28.62%
                                 =====================   =====================    ====================


Like many financial institutions located in Wisconsin, the Bank transferred investment securities to a Nevada investment subsidiary, which holds and manages those assets. The investment subsidiary has not filed returns with or paid income or franchise taxes to the State of Wisconsin. The Wisconsin Department of Revenue (the "Department") implemented a program in 2004 to audit Wisconsin financial institutions which incorporated investment subsidiaries in low-tax jurisdictions. The Department indicated that it generally will assess income or franchise taxes on the income of the Nevada investment subsidiaries of Wisconsin banks. The Department completed such an audit at the Bank. On August 10, 2004, the Bank entered into a confidential settlement with the Department with respect to its Nevada investment subsidiary; no other issues were raised by the audit. The settlement resulted in an immaterial payment of taxes and interest for the years under audit. The settlement limited the current and future tax benefit realized from the Bank's Nevada investment subsidiary.

A federal income tax audit of the Corporation for the years ended December 31, 1999 through 2002 was settled during 2005 with no significant effect on the Corporation's financial statements as the Corporation had previously provided for this item in its tax provisions.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 13 - Employee Benefit Plans
-------------------------------------------------------------------------------

The Bank has a contributory defined-contribution 401(k) retirement plan. This plan covers substantially all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Bank may make regular and matching contributions to the plan each year. In 2005, 2004 and 2003, the Bank provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Bank recorded contributions expense of $351,103, $339,949, and $322,482 in 2005, 2004 and 2003, respectively.

In December 2003, the Corporation adopted a Stock Purchase Plan to aid the Corporation in obtaining and retaining key management personnel by providing them with an opportunity to acquire an ownership interest in the Corporation by purchasing the Company's common stock. Eligibility to participate in the plan is restricted to directors, officers at a position of vice president or above, and certain officers with ten or more years of continuous service. Participants may subscribe to purchase shares annually during January of each year, subject to limitations as defined in the plan, at a price per share equivalent to the most recently established fair market value determined under the Corporation's Automatic Dividend Reinvestment Plan. The maximum number of shares available to be issued under the plan is 125,000 shares. Common shares subscribed and issued under the plan were 6,500 and 18,000 in January of 2005 and 2004, respectively. At December 31, 2005, there were 100,500 shares available for purchase under the plan.

The Bank purchased paid-up life insurance as owner and beneficiary on certain officers and executives to provide the Bank with funds in the event of the death of such individuals and to help recover the cost of employee benefits. Included in the consolidated financial statements is $10,753,006 and $10,361,935 of related cash surrender value as of December 31, 2005 and 2004 respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


-------------------------------------------------------------------------------
NOTE 14 - Operating Leases
-------------------------------------------------------------------------------

The Corporation leases various banking facilities under operating lease agreements from various companies. Three of these facilities are leased from companies held by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $628,911, $591,632 and $628,739 in 2005, 2004 and 2003, respectively, including
$228,477, $226,415 and $216,651, respectively, on facilities leased from companies held by a director and major shareholder of the Corporation.

At December 31, 2005, the future minimum lease payments for each of the five succeeding years and in the aggregate are as follows:

                 2006                         $   686,307
                 2007                             638,375
                 2008                             579,874
                 2009                             579,874
                 2010                             399,645
           Thereafter                             140,523
                                              -----------
                                              $ 3,024,598
                                              ===========

Office space at certain facilities is leased to outside parties. Rental income included in net occupancy costs was $1,186,051, $1,109,166 and $1,162,515 for the years ended December 31, 2005, 2004 and 2003 respectively.

-------------------------------------------------------------------------------
NOTE 15 - Commitments and Contingencies
-------------------------------------------------------------------------------


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

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


-------------------------------------------------------------------------------
NOTE 15 - Commitments and Contingencies (cont.)
-------------------------------------------------------------------------------

A summary of the contract or notional amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2005 and 2004 is as follows:

Financial instruments whose contract amounts represent credit risk:

                                                 2005          2004
                                             -------------------------
Commitments to extend credit                 $85,973,793   $81,332,217
Standby letters of credit                    $ 3,378,554   $ 2,869,735


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

-------------------------------------------------------------------------------
NOTE 16 - Stockholders' Equity
-------------------------------------------------------------------------------

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

         RETAINED EARNINGS

The principal source of income and funds of the Corporation are dividends from the Bank. Dividends declared by the Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by federal regulatory agencies. Under this formula, dividends of approximately $18,412,718 may be paid without prior regulatory approval. Maintenance of adequate capital at the Bank effectively restricts potential dividends to an amount less than $18,412,718.

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

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003

57

-------------------------------------------------------------------------------
NOTE 17 - Regulatory Capital Requirements
-------------------------------------------------------------------------------

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

Quantitative measures established by regulation to ensure capital adequacy requires the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2005 and 2004 the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the regulatory agencies categorized the subsidiary Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the institution's category.

Listed below is a comparison of the Corporation's and the Bank's actual capital amounts with the minimum requirements for well capitalized and adequately capitalized banks, as defined by the federal regulatory agencies' Prompt Corrective Action Rules, as of December 31, 2005 and 2004.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 17 - Regulatory Capital Requirements (cont.)
-------------------------------------------------------------------------------

                                                                                                  To Be Well Capitalized
                                                                      For Capital Adequacy       Under Prompt Corrective
                                                 Actual                     Purposes                Action Provisions
                                       ----------------------------------------------------------------------------------
                                           Amount         Ratio        Amount         Ratio        Amount         Ratio
                                       ----------------------------------------------------------------------------------
As of December 31, 2005
   Total capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $   104,467,000      19.5%  $    42,766,000       8.0%        N/A           N/A
      Tri City National Bank           $    99,283,000      18.6%  $    42,735,000       8.0%  $    53,419,000      10.0%
   Tier 1 capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $    98,801,000      18.5%  $    21,383,000       4.0%        N/A           N/A
      Tri City National Bank           $    93,617,000      17.5%  $    21,368,000       4.0%  $    32,052,000       6.0%
   Tier 1 capital (to average assets)
      Tri City Bankshares Corporation  $    98,801,000      13.9%  $    28,464,000       4.0%        N/A           N/A
      Tri City National Bank           $    93,617,000      13.2%  $    28,450,000       4.0%  $    35,563,000       5.0%
As of December 31, 2004
   Total capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $    98,190,000      19.9%  $    39,445,000       8.0%        N/A           N/A
      Tri City National Bank           $    93,179,000      18.9%  $    39,414,000       8.0%  $    49,267,000      10.0%
   Tier 1 capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $    92,549,000      18.8%  $    19,723,000       4.0%        N/A           N/A
      Tri City National Bank           $    87,537,000      17.8%  $    19,707,000       4.0%  $    29,560,000       6.0%
   Tier 1 capital (to average assets)
      Tri City Bankshares Corporation  $    92,549,000      13.6%  $    27,209,000       4.0%        N/A           N/A
      Tri City National Bank           $    87,537,000      12.9%  $    27,196,000       4.0%  $    33,995,000       5.0%


                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 18 - Concentration of Credit Risk
-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------
NOTE 19 - Fair Value of Financial Instruments
-------------------------------------------------------------------------------

The estimated fair values of financial instruments at December 31, 2005 and 2004 are as follows:

                                                               2005                                   2004
                                               ------------------------------------   -----------------------------------
                                                                     Estimated Fair                        Estimated Fair
                                                Carrying Amount          Value         Carrying Amount         Value
                                               --------------------------------------------------------------------------
FINANCIAL ASSETS
    Cash and due from banks                    $     50,249,590   $     50,249,590    $     34,425,012   $     35,425,012
                                               ================   ================    ================   ================
    Federal funds sold                         $      6,334,444   $      6,334,444    $              -   $              -
                                               ================   ================    ================   ================
    Held to maturity securities                $    137,911,201   $    135,891,294    $    159,451,575   $    159,585,976
                                               ================   ================    ================   ================
    Non marketable equity securities           $        322,100   $        322,100    $        322,100   $        322,100
                                               ================   ================    ================   ================
    Loans - net                                $    510,891,444   $    502,419,520    $    465,603,614   $    462,577,106
                                               ================   ================    ================   ================
    Cash surrender value of life insurance     $     10,753,006   $     10.753,006    $     10,361,935   $     10,361,935
                                               ================   ================    ================   ================
    Mortgage servicing rights                  $        887,885   $        887,885    $        957,565   $        957,565
                                               ================   ================    ================   ================
    Accrued interest receivable                $      3,078,425   $      3,078,425    $      2,969,647   $      2,969,647
                                               ================   ================    ================   ================
FINANCIAL LIABILITIES
    Deposits                                   $    639,291,448   $    638,984,849    $    590,404,926   $    590,462,225
                                               ================   ================    ================   ================
    Federal funds purchased and securities
      sold under repurchase agreements         $              -   $              -    $      9,485,945   $      9,485,945
                                               ================   ================    ================   ================
    Other borrowings                           $      2,432,163   $      2,432,163    $      2,748,411   $      2,748,411
                                               ================   ================    ================   ================
    Accrued interest payable                   $        543,107   $        543,107    $        265,356   $        265,356
                                               ================   ================    ================   ================


The estimated fair value of fee income on letters of credit at December 31, 2005 and 2004 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2005 and 2004.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003




-------------------------------------------------------------------------------
NOTE 19 - Fair Value of Financial Instruments (cont.)
-------------------------------------------------------------------------------

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

-------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information
-------------------------------------------------------------------------------

                            CONDENSED BALANCE SHEETS

                                                      December 31,
                                             -----------------------------
                                                  2005             2004
                                             -----------------------------
ASSETS
   Cash on deposit with subsidiary Bank      $  4,246,295     $  4,137,564
   Premises and equipment - net                 1,516,228        1,523,987
   Investment in subsidiary Bank               92,314,867       86,178,019
   Other assets - net                             723,868          708,968
                                             ------------     ------------
          TOTAL ASSETS                       $ 98,801,258     $ 92,548,538
                                             ============     ============

STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par
       value, 200,000 shares authorized,
       no shares issued                      $          -     $          -
   Common stock, $1 par value,
       15,000,000 shares authorized,
       8,615,527 and 8,413,621 shares
       issued and outstanding as of 2005
       and 2004, respectively                   8,615,527        8,413,621
   Additional paid-in capital                  21,233,200       17,507,720
   Retained earnings                           68,952,531       66,627,197
                                             ------------     ------------
          TOTAL STOCKHOLDERS' EQUITY         $ 98,801,258     $ 92,548,538
                                             ============     ============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information (cont.)
-------------------------------------------------------------------------------

                         CONDENSED STATEMENTS OF INCOME

                                                 Years Ended December 31,
                                          --------------------------------------
                                               2005         2004         2003
                                          --------------------------------------
INCOME
   Dividends from subsidiary Bank         $ 2,856,000  $ 2,576,000  $ 2,352,000
   Interest income from subsidiary Bank       124,571       53,994       47,092
   Management fees from subsidiary Bank       546,000      522,662      507,600
                                          ------------ ------------ ------------
       Total Income                         3,526,571    3,152,656    2,906,692
EXPENSES
       Administrative and general- net        708,812      700,371      785,019
                                          ------------ ------------ ------------
Income before income taxes and equity
   in undistributed earnings of
   subsidiary Bank                          2,817,759    2,452,285    2,121,673
Less:  Applicable income taxes (benefit)        6,000      (24,000)     (61,000)
                                          ------------ ------------ ------------
Income before equity in undistributed
   earnings of subsidiary                   2,811,759    2,476,285    2,182,673
   Equity in undistributed earnings
     of subsidiary Bank                     6,136,848    5,911,887    6,534,419
                                          ------------ ------------ ------------
       NET INCOME                         $ 8,948,607  $ 8,388,172  $ 8,717,092
                                          ============ ============ ============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information (cont.)
-------------------------------------------------------------------------------


                       CONDENSED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                       -----------------------------------------
                                             2005          2004          2003
                                       -----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                         $  8,948,607  $  8,388,172  $  8,717,092
    Adjustments to reconcile net
      income to net cash flows
      from operating activities
        Depreciation                         96,620        90,803        99,272
        Equity in undistributed
          income of subsidiary Bank      (6,136,848)   (5,911,887)   (6,534,419)
        Other                               (14,900)      (79,322)      (56,618)
                                       ------------  ------------  -------------
        Net Cash Flows Provided by
          Operating Activities            2,893,479     2,487,766     2,225,327
                                       ------------  ------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of premises and
       equipment - net                      (88,861)      (26,434)       (1,573)
                                       ------------  ------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends paid                       (6,623,273)   (5,810,645)   (5,199,809)
    Common stock issued - net             3,927,386     3,687,167     2,928,295
                                       ------------  ------------  -------------
        Net Cash Flows Used in
            Financing Activities         (2,695,887)   (2,123,478)   (2,271,514)
                                       ------------  ------------  -------------
           Net Change in Cash               108,731       337,854       (47,760)
CASH - BEGINNING OF YEAR                  4,137,564     3,799,710     3,847,470
                                       ------------  ------------  -------------
    CASH - END OF YEAR                 $  4,246,295  $  4,137,564  $  3,799,710
                                       ============  ============  =============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2005, 2004 and 2003


-------------------------------------------------------------------------------
NOTE 21 - Quarterly Results of Operations (Unaudited)
-------------------------------------------------------------------------------

The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004:

                                     (In thousands, except per share data)
                                               Three Months Ended
                                  ---------------------------------------------
2005                              December    September      June       March
                                     31          30           30          31
                                  ---------   ---------   ---------   ---------
  Interest income(1)              $  9,556    $  9,174    $  8,793    $  8,503
  Interest expense                  (2,264)     (2,025)     (1,789)     (1,553)
                                  ---------   ---------   ---------   ---------
  Net interest income                7,292       7,149       7,004       6,950
  Provision for loan losses           (175)          -           -           -
  Noninterest income(1)              2,247       2,246       2,235       2,744
  Noninterest expense               (6,406)     (6,160)     (6,031)     (5,889)
                                  ---------   ---------   ---------   ---------
  Income before income taxes         2,958       3,235       3,208       3,805
  Income taxes                        (946)     (1,014)     (1,043)     (1,254)
                                  ---------   ---------   ---------   ---------
  Net Income                      $  2,012    $  2,221    $  2,165    $  2,551
                                  =========   =========   =========   =========

  Basic earnings per share        $   0.23    $   0.26    $   0.26    $   0.30

2004

  Interest income (1)             $  8,296    $  8,178    $  7,749    $  7,652
  Interest expense                  (1,292)     (1,251)     (1,162)     (1,187)
                                  ---------   ---------   ---------   ---------
  Net interest income                7,004       6,927       6,587       6,465
  Provision for loan losses           (120)       (105)       (105)       (105)
  Noninterest income (1)             2,212       2,126       2,136       1,997
  Noninterest expense               (5,529)     (5,744)     (5,930)     (5,755)
                                  ---------   ---------   ---------   ---------
  Income before income taxes         3,567       3,204       2,688       2,602
  Income taxes                      (1,136)     (1,032)       (805)       (700)
                                  ---------   ---------   ---------   ---------
  Net Income                      $  2,431    $  2,172    $  1,883    $  1,902
                                  =========   =========   =========   =========

  Basic earnings per share        $   0.29    $   0.26    $   0.23    $   0.23


(1) Certain amounts previously have been reclassified to conform with the current presentation.

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