Form 10-K, Exhibit 13
period 2006-12-31
TRI CITY BANKSHARES CORP
filed 2007-03-28
CIK 313337

Dear Stockholders:

I am pleased to report that during 2006 Tri City Bankshares Corporation was able to build on our past success in several meaningful ways. Our accomplishments are the product of dedicated directors, officers and employees and reflect the commitment we have to our shareholders, customers and communities.

Many new retail customers who chose to bank with Tri City in 2006 as well as existing customers are benefiting with improved product lines as we are offering several greatly expanded retail banking products and services. We have also enhanced our investment services, health savings accounts and cash management services for our business clientele. This has been accomplished through the reallocation of our existing talent plus the addition of several new employees to our management team with specialized expertise. All of these improvements will better guarantee that our corporation will surely grow and prosper.

We have continued to expand our Pick'n Save locations offering our seven day a week service and we are continually on the lookout for opportunities to expand our service area. Management is dedicated to investigate the many new products being offered to the banking industry that we may integrate to better serve our customers. While there is no doubt there will be many changes in the years ahead, we are entering 2007 stronger than ever and remain committed to providing a strong financial performance over the long haul.

It is my pleasure to share the Annual Report with Management Comments summarizing our outstanding 2006 financial results.

Very truly yours,

/s/Henry Karbiner, Jr.

Henry Karbiner, Jr.
Chairman & President

HK/vk

                    Directors and Officers of the Corporation


DIRECTORS

Frank J. Bauer            President of  Frank Bauer  Construction  Company, Inc.

William N. Beres          Chief Financial Officer of  Wisvest  Corporation, Vice
                          President of Minergy Corp.,Director of ReGenco LLC and
                          Director of Centerpoint-Wispark Land Company, LLC

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

Christ Krantz             Vice  President of K.R.K.,  Inc.,  President of Krantz
                          Realty,Inc. and Partner in Krantz Partnership Limited.

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

William J. Werry          Retired Unit President of Tri City National Bank

Scott A. Wilson           Senior  Vice   President    and    Secretary   of  the
                          Corporation,and Executive Vice President and Secretary of Tri City National Bank

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

George E. Mikolajczak     Vice President - Human Resources

Gary J. Hafemann          Vice President and Auditor

                         Tri City Bankshares Corporation

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

The following discussion provides additional analysis of the financial statements and should be read in conjunction with the financial statements. This discussion focuses on significant factors which affected Tri City Bankshares Corporation's (the "Corporation") financial performance in 2006 with comparisons to 2005 and to 2004 where applicable. For all periods presented, the operations of Tri City National Bank (the "banking subsidiary") contributed substantially all of the Corporation's revenue and expense for the year. Included in the operations of the banking subsidiary are the activities of its wholly-owned subsidiaries, Tri City Capital Corporation, Inc. and Title Service of Southeast Wisconsin, Inc.

OVERVIEW

The year ended December 31, 2006 was a significant year for the Corporation and its banking subsidiary as it finished 2006 with an all time high of $770.0 million in total assets and posted record after tax earnings of $9.3 million. The results were due to the banking subsidiary's continued effort to build its loan portfolio, attract low cost deposits with a continued campaign marketing completely free checking, and maximize the ancillary revenue available from those new account relationships. The economy slowed in 2006 and the last of four rate hikes by the Federal Reserve took place on June 29, 2006. The housing market softened considerably and as a result, the banking subsidiary's loan growth also slowed in 2006, with net loan growth the lowest since 2003. However, expense controls and the Corporation's historically sound credit quality both contributed to the strong consolidated earnings.

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

Forward-looking statements are subject to significant risks and uncertainties. The Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to the factors set forth in Item 1A of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006, which item is incorporated herein by reference.

All forward-looking statements contained in this report or which may be contained in future statements made for or on behalf of the Corporation are based upon information available at the time the statement is made and the Corporation assumes no obligation to update any forward-looking statement.

CRITICAL ACCOUNTING POLICIES

A number of accounting policies require the use of management's judgment. Two of the more significant policies are:

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

PERFORMANCE SUMMARY

The Corporation posted record net income of $9.3 million for the year ended December 31, 2006, an increase of $335,100 or 3.7% from the $8.9 million earned in 2005. Basic earnings per share for 2006 were $1.06, a 1.0% increase from 2005 basic earnings per share of $1.05. Return on average assets and return on average equity for 2006 were 1.31% and 9.23%, respectively, compared to 1.28% and 9.41%, respectively, for 2005. Cash dividends of $0.88 per share paid in 2006 increased by 12.8% over cash dividends of $0.78 per share paid in 2005. Key factors behind these results were:

o Taxable equivalent net interest income was $30.9 million for 2006, $1.6 million or 5.5% higher than 2005. Taxable equivalent interest income increased $4.6 million while interest expense increased $3.0 million. The increase in taxable equivalent interest income was partially attributable to volume variances with balance sheet growth in commercial and real estate loans adding $1.3 million to taxable equivalent interest income. The most significant component of the increased taxable equivalent interest income was favorable rate changes. Opportunities to re-price the banking subsidiary's maturing loans added $3.4 million taxable equivalent interest income. The increase of $3.5 million in interest paid on deposits was primarily attributable to rate (with increased yields accounting for $2.5 million) and increased deposit balance volume accounting for the remaining $1.0 million. Average earning assets increased $10.8 million to $654.0 million while average interest bearing liabilities increased $21.4 million to $470.2 million.

o Net interest income and net interest margin were impacted in 2006 by four increases to the discount rate by the Federal Reserve. Increases to short term rates affected the subsidiary bank's short term funding sources such as the Federal funds market. Deposit rates other than time deposits, such as money market and transaction accounts are also affected. The average Federal funds rate of 4.99% in 2006 was 165 basis points ("bp") higher than the average rate in 2005.

o The net interest margin for 2006 was 4.73%, compared to 4.56% in 2005. The 17 bp increase is attributable to a 5 bp increase in interest rate spread (the net increase of a 60 bp in the yield on earning assets was substantially offset by a 55 bp increase in interest-bearing liabilities), and an 11 bp higher contribution from net interest free funds. The net interest margin increase reverses a three year trend of margin compression. However, the banking subsidiary's net interest margin has remained in the upper third of its peer group throughout these interest rate cycles.

o Total loans were $534.7 million at December 31, 2006, an increase of $18.1 million from December 31, 2005, primarily due to commercial loan growth and commercial/residential real estate loan growth more than offsetting the decline in real estate construction loans outstanding. Such loans grew $21.4 million (4.3%) and represented 97.2% of total loans at December 31, 2006, compared to 96.4% at year end 2005. Total deposits were $661.4 million at December 31, 2006, an increase of $22.1 million or 3.5% from year end 2005, with growth centered primarily in municipal deposits and retail transaction deposit accounts.

o Asset quality remains strong in the banking subsidiary. Net charge offs were $197,000, an increase of $46,000 from 2005, with the majority of the increase attributable to the retail installment loan portfolio. Net charge offs were 0.04% of average loans compared to 0.03% in 2005. The provision for loan losses increased to $240,000 compared to $175,000 in 2005. The ratio of allowance for loan losses to loans was 1.07% and 1.10% at December 31, 2006 and 2005, respectively. Nonperforming loans were $3.4 million, representing 0.64% of total loans at year end 2006, compared to $2.9 million or 0.56% of total loans at year end 2005.

o Non-interest income was $10.4 million for 2006, $948,700 or 10.0% higher than 2005. The income increase is the result of ancillary fees paid by retail deposit account holders, and is significant considering 2005 non-interest income included a $684,400 one time gain on the sale of the banking subsidiary's ownership interest in Pulse, Inc. Mortgage banking revenue decreased $139,800 (21.9%) to $0.5 million in 2006 due to rising interest rates, the sluggish real estate market and the resulting decline in the volume of secondary market mortgage transactions.

o Non-interest expense was $26.4 million, up $1.9 million or 7.9% from 2005. Personnel expense increased $907,400 or 6.6% due primarily to staffing four new branch locations.

o Income tax expense increased to $4.8 million, up $546,500 from 2005. The increase was primarily attributable to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities and improved pretax earnings.

INCOME STATEMENT ANALYSIS

Table 1 provides average balances of earning assets and interest-bearing liabilities, the interest income and expense resulting from each, and the calculated interest rates earned and paid. The table further shows net interest income, interest rate spread, and the net interest margin on a taxable equivalent basis for the years ended December 31, 2006, 2005 and 2004.

TABLE 1
                       AVERAGE BALANCES AND INTEREST RATES
                 (Interest rates on a taxable equivalent basis)
                             (Dollars in Thousands)

                                            2006                            2005                           2004
                                            ----                            ----                           ----
                                                     Yield                           Yield                          Yield
                               Average                 or      Average                 or     Average                 or
                               Balance    Interest    Cost     Balance    Interest    Cost    Balance    Interest    Cost
ASSETS (000's)                 -------    --------   ------    -------    --------   ------   -------    --------   ------
Interest Earning Assets:

Loans                         $  515,074  $  35,558  6.90  %  $ 494,458  $  30,904   6.25%   $  443,916  $  26,358  5.94  %
Taxable Investment
    Securities                    96,782      3,744  3.87  %     93,327      3,317   3.55%       96,732      3,259  3.37  %
Non Taxable
Investment                        32,653      1,763  5.40  %     53,502      2,689   5.03%       65,561      3,388  5.17  %
Securities
Federal Funds Sold                 9,451        459  4.86  %      1,008         31   3.08%        1,423         23  1.62  %
                              ----------  ---------           ---------  ---------           ----------  ---------
Total Interest Earning
    Assets                       653,960  $  41,524  6.35  %  $ 642,295  $  36,941   5.75%   $  607,632  $  33,028  5.44  %

Noninterest-Earning Assets:
Other Assets                      56,796                         56,481                          56,916
                              ----------                      ---------                      ----------
TOTAL ASSETS                  $  710,756                      $ 698,776                      $  664,548
                              ==========                      =========                      ==========

LIABILITIES AND EQUITY
(000's)

Interest-Bearing
Liabilities:

Transaction Accounts          $  157,293  $   3,313  2.11  %  $ 128,420  $   2,029   1.58%   $  122,311  $   1,409  1.15  %
Money Market                      46,476      1,216  2.62  %     46,721        674   1.44%       48,695        367  0.75  %
Savings Deposits                 136,404        888  0.65  %    144,673        806   0.56%      144,699        766  0.53  %
Other Time Deposits              125,681      4,946  3.94  %    104,402      3,320   3.18%       89,716      2,166  2.41  %
Short-Term Borrowings              4,380        229  5.23  %     24,652        803   3.26%       13,104        184  1.40  %
                              ----------  ---------           ---------  ---------           ----------  ---------
Total Interest-Bearing
    Liabilities                  470,234  $  10,592  2.25  %    448,868  $   7,632   1.70%      418,525  $   4,892  1.17  %
                                          ---------                      ---------                       ---------
Noninterest Bearing
    Liabilities:

Demand Deposits                  137,152                        151,508                         154,663
Other                              2,743                          3,307                           3,016

Stockholders' Equity             100,627                         95,093                          88,344
                              ----------                      ---------                      ----------
Total Liabilities and
   Stockholders' Equity       $  710,756                      $ 698,776                      $  664,548
                              ==========                      =========                      ==========
Net interest earnings and
   interest  rate spread                  $  30,932   4.10%              $  29,309    4.05%              $  28,136   4.27%
                                          =========  ======              =========   ======              =========  ======
Net interest margin (FTE)                             4.73%                           4.56%                          4.63%
                                                     ======                          ======                         ======


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

Taxable equivalent net interest income was $30.9 million for 2006, an increase of $1.6 million or 5.5% from 2005. The increase in taxable equivalent net interest income was a function of growth in the commercial and residential real estate loan portfolios resulting in a higher level of earning assets and favorable interest rate changes with maturing loans re-pricing at rates above the rate charged on the prior note. New business loans also contributed higher yields than in prior years. The taxable equivalent net interest margin for 2006 was 4.73% compared to 4.56% for 2005. The 17 basis point ("bp") improvement is attributable to a 5 bp increase in the interest rate spread (with a 60 bp increase on the yields of earning assets substantially offset by a 55 bp increase in cost of deposits and borrowed funds) and an 12 bp increased contribution from net free funds. The margin improvement reverses a three year trend of margin compression. However, the entire interest rate cycle should be viewed in the context of peer performance where the Corporation's net interest margin continues to rank in the top third of over 1,000 similarly sized banks as ranked by the Federal Financial Institutions Examination Council in its peer analysis, the Uniform Bank Performance Report. Short term interest rates increased through the first two quarters of 2006 as the Federal Reserve continued increases to the discount rate which began in 2004. The Fed made four 25 bp increases to the discount rate with the last occurring June 29, 2006 sending this short term rate another 100 bp higher.

For 2006 the yield on earning assets increased 60 bp to 6.35%. This overall increase reflects the improvement in loan yields of 65 bp, from 6.25% in 2005 to 6.90% in 2006 as well as increases in the yields earned on investment securities. In 2006 the yield on taxable investment securities increased 32 bp to 3.87% from 3.55% in 2005. The yield curve remained inverted throughout 2006. The year-end spread between 1 year and 10 year Treasury Constant Maturities was 36 basis points with the 1 year yield at 4.96% vs. the 10 year yield of 4.60% (as noted in the Federal Reserve Statistical Release H.15 of December 26, 2006). As a result, re-pricing opportunities for maturing Treasury investments with maturities of three to five years had less impact than short term investments where yields increased 178 bp to 4.86% in 2006 from 3.08% in 2005. However, since the banking subsidiary was in a net short-term borrowing position more often than it was in a net short-term investing position, this increase adversely affected funding costs while having minimal impact on income. Non taxable (municipal) investment security yields increased to 5.40% in 2006 from 5.03% in 2005 on a tax equivalent basis. The 37 bp increase did not materially impact earnings as the Corporation shifted out of municipal securities.

Interest paid on interest-bearing liabilities also increased dramatically in 2006. Overall funding yields on interest-bearing liabilities increased 55 bp to 2.25%. The increase was significant in four of the five interest-bearing liability categories, as shown in Table 1. Transaction account yields increased 53 bp to 2.11% in 2006 from 1.58% in 2005. Money market deposit yields increased 118 bp to 2.62% in 2006 from 1.44% in 2005. Time deposit yields increased 76 bp to 3.94% in 2006 from 3.18% in 2005, while short term rates already discussed increased interest paid on the Corporation's short term (fed funds) position 197 bp to 5.23% in 2006 from 3.26% in 2005.

TABLE 2
               INTEREST INCOME AND EXPENSE VOLUME AND RATE CHANGE
                             (Dollars in Thousands)

The following table sets forth, for the periods indicated, a summary of the changes in interest earned (on a fully taxable equivalent basis) and interest paid resulting from changes in volume and rates:

                                               2006 Compared to 2005                 2005 Compared to 2004
                                               ---------------------                 ---------------------
                                              Increase (Decrease) Due to            Increase (Decrease) Due to
                                              --------------------------            --------------------------
                                           Volume      Rate(1)       Net         Volume      Rate(1)       Net
Interest earned on:                       -------     -------     -------       -------     -------     -------
Loans                                     $ 1,289     $ 3,365     $ 4,654       $ 3,001     $ 1,545     $ 4,546
Taxable investment securities                 123         304         427          (115)        173          58
Nontaxable investment securities           (1,048)        122        (926)         (623)        (76)       (699)
Federal funds sold                            260         168         428            (7)         15           8
                                          --------    --------    --------      --------    --------    --------
Total interest-earning assets             $   624     $ 3,959     $ 4,583       $ 2,256     $ 1,657     $ 3,913
                                          ========    ========    ========      ========    ========    ========

Interest paid on:
Transaction accounts                          456         828       1,284            70         550         620
Money market                                   (4)        546         542           (15)        322         307
Savings deposits                              (46)        128          82             -          40          40
Other time deposits                           677         949       1,626           355         799       1,154
Short-term borrowings                        (660)         86        (574)          162         457         619
                                          --------    --------    --------      --------    --------    --------
Total interest-bearing liabilities        $   423     $ 2,537     $ 2,960       $   572     $ 2,168     $ 2,740
                                          ========    ========    ========      ========    ========    ========
Increase (decrease) in net interest
  income                                                          $ 1,623                               $ 1,173
                                                                  ========                              ========

(1)  The change in interest due to both rate and volume has been allocated to rate changes.

Table 2 shows the year to year rate and volume comparisons for interest income and expense. For interest earned on total interest-earning assets, the comparison of 2006 to 2005 shows volume changes increased taxable equivalent net interest income $0.6 million. Rate changes increased income $4.0 million resulting in a combined increase of $4.6 million in total taxable net interest income. For interest paid, Table 2 also shows rate and volume comparisons. The change in interest expense on total interest-bearing liabilities due to volume was $0.4 million for 2006 compared to 2005. Change due to rate was the primary factor in increased funding cost, contributing $2.6 million additional interest expense for a total increase of $3.0 million interest paid. The increase in net interest income was $1.6 million, the result of $4.6 million increase in interest earned on total interest-earning assets partially offset by the $3.0 million increase in interest paid on total interest-bearing liabilities.

A review of the changes to interest earned due to volume and rate for individual asset categories reveals increases due to loan rate (re-pricing of matured loans in 2006) to be the largest contributor accounting for $3.4 million of the $4.7 million increase to interest earned on loans. Average loan volume growth of $20.6 million to $515.1 million (as shown in Table 1) increased interest earned on loans the remaining $1.3 million. Interest earned on taxable investment securities increased $0.4 million with most of the change ($0.3 million) attributable to rate increases. A shift away from municipal investments was the primary reason for a net decrease of $0.9 million in interest earned in the nontaxable investment securities asset category. A volume decrease of $20.8 million reduced average balances to $32.7 million (as shown in Table 1) and decreased interest earned $1.0 million. This decrease was partially offset by a $0.1 million earnings increase due to rising rates. Federal funds sold, the remaining asset category increased $0.4 million due primarily to an increase of $8.4 million in volume. Excess funds due to a decrease in loan demand were invested in this short term investment on a daily basis in the first half of 2006.

A review of the changes to interest paid for individual liability categories reveals increases due to rate, especially on transaction accounts and time deposits, to be the largest contributors accounting for $0.8 million and $0.9 million respectively. Transaction accounts include interest-bearing municipal NOW accounts. The rates are tied to the federal funds market which has experienced regular and significant increases from 2004 through 2006 resulting in the increased interest paid due to rate increases of $0.8 million. Additionally, the banking subsidiary was successful in acquiring several new municipal relationships including the City of West Allis late in 2005 and the City of South Milwaukee in 2006. As a result interest paid on transaction accounts increased due to volume by $0.5 million. Total interest paid on transaction accounts increased $1.3 million. Interest paid on money market accounts increased $0.5 million due entirely to rate increases. The most significant category increase in interest paid was a $1.6 million increase in time deposits. Both volume and rate increases played a part. Volume increased average balances $21.3 million to $125.7 million (as shown in Table 1) resulting in an increase of $0.7 million interest paid. The Corporation's banking subsidiary maintained competitive pricing of yields paid on certificates at deposit throughout 2006, and relied less on special pricing activities that were used in prior years. Nonetheless, rate increases on renewing certificates of deposits resulted in increased interest paid of $0.9 million. Interest paid on short-term borrowings, the remaining liability category, decreased $0.6 million. The entire $0.6 million decrease was due to volume as the banking subsidiary did not have the need to borrow funds in the first half of 2006 since loan demand slowed. All of these increases in interest expense were necessary to remain competitive in attracting and retaining core deposits to fund the subsidiary bank's loan growth.

TABLE 3
                            SELECTED AVERAGE BALANCES
                             (Dollars in Thousands)

                                                                        Dollar     Percent
          ASSETS                              2006          2005        Change     Change
                                              ----          ----        ------     ------
Loans:
    Commercial                           $  347,022    $  324,722    $   22,300      6.9%
    Residential real estate                 138,069       134,723         3,346      2.5
    Consumer                                 29,983        35,013        (5,030)   (14.4)
                                         -----------   -----------   -----------
       Total Loans                          515,074       494,458        20,616      4.2
                                         -----------   -----------   -----------
Investment securities:
    Taxable                                  96,782        93,327         3,455      3.7
    Tax-exempt                               32,653        53,502       (20,849)   (39.0)
Short-term investments                        9,451         1,008         8,443    837.2
                                         -----------   -----------   -----------
    Securities and short-term
    investments                             138,886       147,837        (8,951)    (6.1)
                                         -----------   -----------   -----------
Total earning assets                        653,960       642,295        11,665      1.8
Other Assets                                 56,796        56,481           315      0.6
                                         -----------   -----------   -----------
Total Assets                             $  710,756    $  698,776    $   11,980      1.7
                                         ===========   ===========   ===========

LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing deposits:
    Savings deposits                     $  136,404    $  144,673    $ (8,269)      (5.7)
    Transaction account deposits            157,293       128,420      28,873       22.5
    Money market deposits                    46,476        46,721        (245)      (0.5)
    Time deposits                           125,681       104,402      21,279       20.4
                                         -----------   -----------   ---------
       Total interest-bearing deposit       465,854       424,216      41,638        9.8
Short-term borrowings                         4,380        24,652     (20,272)     (82.2)
                                         -----------   -----------   ---------
Total interest-bearing liabilities          470,234       448,868      21,420        4.8

Noninterest-bearing demand deposits         137,152       151,508     (14,356)      (9.5)
Accrued expenses and other liabilitie         2,743         3,307        (564)     (17.1)
Stockholders' equity                        100,627        95,093       5,534        5.8
                                         -----------   -----------   ---------
Total liabilities and
    stockholders' equity                 $  710,756    $  698,776    $ 11.980        1.7%
                                         ===========   ===========   =========

As shown in Table 3 average earning assets were $654.0 million in 2006, an increase of $11.7 million (1.8%) from 2005. The loan portfolio contributed $20.6 million of new earning assets, an increase of 4.2%, driven primarily by commercial loan and commercial real estate loan growth. Compared to 2005, the banking subsidiary decreased its average securities and short term investments by $9.0 million (6.1%), deploying those funds instead to higher yielding loans. Total average assets increased $12.0 million, or 1.7%.

The increase in average earning assets in 2006 was supported by an increase in average interest-bearing liabilities of $41.6 million, (9.8%) over 2005. This growth occurred primarily in transaction accounts which increased $28.9 million, (22.5%), and time deposits which increased $21.3 million (20.4%). Short term borrowings decreased significantly, $20.3 million (82.2%) and, as a result the net increase for total interest-bearing liabilities, was $21.4 million (4.8%) over 2005. Average stockholders' equity increased $5.5 million, (5.8%). Total liabilities and stockholders' equity increased $12.0 million, (1.7%) over 2005.

PROVISION FOR LOAN LOSSES

The provision for loan losses in 2006 was $240,000 versus $175,000 in 2005 and $435,000 in 2004. The banking subsidiary's loan portfolio quality remains high. As of December 31, 2006 the allowance for loan losses was $5.7 million compared to $5.7 million at December 31, 2005 and $5.6 million at year end 2004. Net charge offs for 2006 were $197,000 compared to $151,000 for 2005 and $82,000 for 2004. Net charge offs as a percent of average loans were 0.04%, 0.03% and 0.02% for 2006, 2005 and 2004 respectively. The ratio of the allowance for loan losses to total loans was 1.07%, down from 1.10% at December 31, 2005 and 1.20% at December 31, 2004. Nonperforming loans at December 31, 2006 were $3.4 million compared to $2.9 million at December 31, 2005 and $2.0 million at December 31, 2004.

Table 4 summarizes loan loss allowance balances at the beginning and end of each year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, by loan category; additions to the allowance which have been charged to expense; and selected performance ratios.

TABLE 4
                     SUMMARY OF LOAN CHARGE OFFS, RECOVERIES
                          AND PROVISIONS FOR LOAN LOSS
                             (Dollars in Thousands)

Year Ended December 31,                   2006          2005          2004          2003          2002
------------------------                  ----          ----          ----          ----          ----

Balance of allowance for loan
 losses at beginning of period       $   5,666     $   5,642     $   5,289     $   5,119     $   4,827
                                     ---------     ---------     ---------     ---------     ---------
Loans charged-off
  Commercial                               102            97             7             9            27
  Real Estate                               26            50            22           135            86
  Installment                              165           180           194           195           115
                                     ---------     ---------     ---------     ---------     ---------
Total loans charged-off                    293           327           223           339           228
                                     ---------     ---------     ---------     ---------     ---------
Recoveries of loans previously
 charged-off:
  Commercial                                30             2             1             2             2
  Real Estate                                0            54            44            35            53
  Installment                               66           120            96            52            45
                                     ---------     ---------     ---------     ---------     ---------
Total recoveries                            96           176           141            89           100
                                     ---------     ---------     ---------     ---------     ---------
Net loans charged-off                      197           151            82           250           128
Additions to allowance charged
 to expense                                240           175           435           420           420
                                     ---------     ---------     ---------     ---------     ---------
Balance at end of period             $   5,709     $   5,666     $   5,642     $   5,289     $   5,119
                                     =========     =========     =========     =========     =========
Ratio of net loans charged-off
 (recoveries) during the period
  to average loans outstanding            0.04%          0.03%        0.02%         0.06%         0.03%
                                     ==========   ============   ==========    ==========    ==========
Ratio of allowance at end of year
 to total loans                           1.07%          1.10%        1.20%         1.28%         1.29%
                                     ==========   ============   ==========    ==========    ==========


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

NON-INTEREST INCOME

Total non-interest income was $10.4 million for 2006, an increase of $0.9 million (10.0%) from $9.5 million for 2005. The increase is primarily the result of increased revenue from service charges and fees on retail deposit accounts increasing $1.5 million in 2006 to $8.2 million. These fees are driven by the number of accounts and the activity within those accounts. The subsidiary bank's marketing program continued to produce significant new retail account openings over 2005 totals. The courtesy payment of customer overdrafts, resulting in the receipt of overdraft fees, is the primary factor contributing to the revenue increase in 2006, plus continued double digit growth of EZ Pay check card activity resulting in a significant increase in merchant discount paid to the banking subsidiary as card issuer. Loan servicing income increased $0.1 million on fees generated by payment collection, escrow collection and disbursement for loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC). Competitive pricing of loans for sale in the secondary market, such as FHLMC, in the 2006 rate environment provided little opportunity to sell the assets over par. As a result, income from the gain on sale of loans decreased $0.2 million (37.2%). Other non-interest income decreased $0.4 million due to a one-time gain in 2005 of $0.7 million realized on the sale of stock of Pulse, Inc. (the operator of our ATM network) by the banking subsidiary.

TABLE 5
                               NON-INTEREST INCOME

Year Ended December 31,                                    2006           2005           2004
-----------------------                                    ----           ----           ----
Service charges on deposits                          $  8,222,625   $  6,724,744   $  6,310,799
Loan servicing income                                     197,558        158,564        102,619
Net gain on sale of loans                                 301,515        480,270        823,380
Increase in cash surrender value of life insurance        415,934        391,071        361,935
Other income                                            1,282,538      1,716,861        872,237
                                                     ------------   ------------   ------------
Total non-interest income                            $ 10,420,170   $  9,471,510   $  8,470,970
                                                     ============   ============   ============



NON-INTEREST EXPENSE

Total non-interest expense for 2006 was $26.4 million, an increase of $1.9 million (7.8%) from 2005.

TABLE 6
                              NON-INTEREST EXPENSE

Year End December 31,                                      2006           2005           2004
---------------------                                      ----           ----           ----
Salaries and employee benefits                       $ 14,577,454   $ 13,670,042   $ 13,224,810
Occupancy                                               2,419,437      2,175,588      2,135,640
Furniture and equipment                                 1,851,745      1,805,026      1,682,825
Computer services                                       2,176,339      1,849,486      1,744,428
Advertising and promotional                             1,429,781      1,355,937        634,139
Regulatory agency assessments                             212,913        239,642        233,092
Office supplies                                           584,596        581,963        493,393
Other expenses                                          3,172,262      2,808,596      2,809,205
                                                     ------------   ------------   ------------
Total non-interest expense                           $ 26,424,527   $ 24,486,280   $ 22,957,532
                                                     ============   ============   ============

Salaries and employee benefits increased $0.9 million (6.6%) to $14.6 million compared to 2005. This increase was primarily due to staffing four new in-store locations and the addition of two senior management positions at the corporate level. Occupancy expenses increased $0.2 million (11.2%) to $2.4 million as a result of the new locations and increased utility expenses. Equipment expenses increased modestly $50,000 (2.5%) to 1.9 million. Computer service expense increased $0.3 million (17.7%) due to three factors; a change in telecommunications and upgrades in the wide area network, enhanced services for the banking subsidiary to provide additional fraud monitoring for customer accounts and additional new account volume. Advertising increased $0.1 million to $1.4 million in 2006 as the banking subsidiary continued the direct mail marketing begun in 2005. The results have been favorable as the bank doubled 2004 new retail account production both in 2006 and 2005. Assessments and supply overhead remained relatively unchanged from 2005 to 2006. Other non-interest expenses increased $0.4 million (13.0%) to $3.2 million compared to 2005. Costs associated with higher volumes of new accounts such as postage and internet usage by new customers accounted for most of the additional expense.

INCOME TAXES

Income tax expense for 2006 was $4.8 million up $0.5 million from 2005 income tax expense of $4.3 million. The Corporation's effective tax rate (income tax expense divided by income before income taxes) was 34.1% in 2006, 32.2% in 2005 and 30.5% in 2004.

The increase in the effective tax rate for 2006 was primarily due to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities (as represented by the average balances in Table 3).

BALANCE SHEET ANALYSIS

LOANS

Total loans were $534.7 million at December 31, 2006, an increase of $18.1 million, or 3.5%, from 2005. Loans originated by the Corporation's banking subsidiary are loans to small businesses and individuals in the communities served in the greater Milwaukee market. Although the legal lending limit of the banking subsidiary equaled $15.5 million as of December 31, 2006, most of the portfolio consists of borrowers with credit needs of $5 million and below. In fact, most borrowers' credit relationships total less than $1 million.

The following table presents information concerning the composition of the Bank's loans held for investment at the dates indicated.

TABLE 7
                           LOAN PORTFOLIO COMPOSITION
                             (Dollars in Thousands)
Year ended December 31,

                           2006                  2005                  2004                  2003                   2002
                   ------------------------------------------------------------------------------------------------------------
                                % of                  % of                  % of                  % of                   % of
                     Amount     Total      Amount     Total      Amount     Total      Amount     Total      Amount      Total
                   ---------   -------   ---------   -------   ---------   -------   ---------   -------   ---------   -------

Commercial         $  32,545     6.09%   $  26,463     5.12%   $  27,404     5.82%   $  27,658     6.71%   $  28,587     7.19%
                   ---------   -------   ---------   -------   ---------   -------   ---------   -------   ---------   -------
Real estate:
 construction         42,180     7.89       60,178    11.65       44,502     9.44       38,609     9.37       38,125     9.58

  Real estate-
    mortgage:

 Single family       208,048    38.91      198,828    38.49      189,786    40.27      160,934    39.03      158,723    39.90

  Multi-family        15,794     2.95       11,386     2.20       10,092     2.14        8,271     2.01       10,490     2.64

  Commercial
    real estate      221,080    41.35      201,349    38.98      174,223    36.97      150,270    36.45      133,141    33.47
                   ---------   -------   ---------   -------   ---------   -------   ---------   -------   ---------   -------
Total real
  estate             487,102    91.11      471,741    91.32      418,603    88.82      358,084    86.86      340,479    85.59

Installment           15,009     2.81       18,353     3.56       25,238     5.36       26,533     6.43       28,718     7.22
                   ---------   -------   ---------   -------   ---------   -------   ---------   -------   ---------   -------
Total loans        $ 534,656   100.00%   $ 516,557   100.00%   $ 471,245   100.00%   $ 412,275   100.00%   $ 397,784   100.00%
                   =========   =======   =========   =======   =========   =======   =========   =======   =========   =======

As Table 7 indicates, commercial loans were $32.5 million at year end 2006, up $6.1 million (23.0%) from year-end 2005 and comprise 6.09% of the total loan portfolio. Commercial loans are collateralized by general business assets such as equipment, receivables and inventory and have no real estate component.

Real estate construction loans decreased $18.0 million, or 30% to $42.2 million, representing 7.9% of the total loan portfolio at the end of 2006, compared to $60.2 million or 11.7% of the total loan portfolio at the end of 2005. Loans in this category include loans to individuals for construction of owner-occupied single family residences. However, the category consists primarily of loans to developers that provide financing for the acquisition or development of commercial real estate and residential subdivisions. The softened real estate market and resulting increased inventories of residential real estate lots decreased demand for development loans. Real estate construction loans are made to developers who are well known to the Corporation, have prior successful project experience and are well capitalized. Loans are made to customers in the Corporation's southeastern Wisconsin market who have experience and knowledge of the local economy. Real estate construction loans of this type are generally larger in size and involve greater risks than residential mortgage loans because payments depend on the success of the project or the successful management of the property. The Corporation will generally make credit extensions to borrowers with adequate outside liquidity to support the project in the event the actual performance is less than projected.

Residential real estate loans (single family and 2-4 family dwellings) totaled $208.0 million, an increase of $9 million, or 4.6%. These single family mortgage loans comprised 38.9% of the Corporation's total loan portfolio, compared to 38.5% at year end 2005. These loans to area residents, the second largest component of the Corporation's portfolio, represent the lowest risk with individual loans averaging $75,000 and no single loan exceeding $1 million. They provide a foundation for the sale of all other retail banking products and have always been a staple of the portfolio. Loans in this category are generally made with maturities of 1, 2 or 3 years to provide a re-pricing opportunity to the Corporation when rates move. Amortization periods offered to customers are 20-25 years depending on equity and loan-to-value ratios. Customers seeking long term rate locks choose the secondary market products offered by the banking subsidiary where rates can be fixed for 15, 20 or 30 years. These loans are then sold and, as a result, do not impact the portfolio yields.

Multi-family real estate loans increased $4.4 million (38.7%) to $15.8 million, representing 3.0% of the total loan portfolio at December 31, 2006 compared to $11.4 million (2.2%) at year end 2005. The loans in this category are secured by properties with more than four family dwelling units. The Corporation remains conservative in requiring equity ample to sustain reasonable debt service coverage in the event of interest rate pressure. Loans in this category typically have maturities of 3, 4 or 5 years and are amortized over 15-20 years.

Commercial real estate loans (non-residential real estate loans) are now the largest component of the Corporation's loan portfolio. The commercial real estate loans increased $19.7 million (9.8%) to $221.0 million at December 31, 2006, compared to $201.3 million at year end 2005. This class of loans makes up the largest component of the total loan portfolio at 41.4%, slightly greater than single family mortgage loans at 38.9% of the total loan portfolio as of year end 2006. The Corporation's efforts are focused on owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in its market areas. The Corporation's $15.5 million legal lending limit would permit it to compete for activity in the middle market segment, but management prefers to seek small businesses as its primary target borrower. Loans to such businesses are approved based on the creditworthiness, economic feasibility and cash flow abilities of the borrower. As displayed in Table 4, the loan loss experience of the Corporation has historically been favorable with no adverse trends.

Total real estate loans increased $15.4 million, or 3.3%, to $487.1 million at December 31, 2006. Such loans account for 91.1% of the Corporation's total loan portfolio and, as previously discussed, are a key driver of the Corporation's earning assets.

Installment loans declined $3.4 million, or 18.2%, to $15.0 million at year end 2006 compared to $18.4 million at December 31, 2005. This decline is partially responsible due to the subsidiary bank's student loan portfolio declined $1.1 million. The remaining decrease in installment lending is because regular retail / consumer lending is no longer a growth area. These retail loans are highly competitive with the automobile industry offering incentive pricing and financing. Additionally the home equity market is highly competitive in the area of low equity or no equity HELOCs. The banking subsidiary offers a standard 80% loan-to-value Home Equity Line of Credit ("HELOC") product.

To ensure credit quality, overall credit management requires sound loan underwriting and administration, systematic monitoring of existing loans, effective loan review, early identification of problem loans, an adequate allowance for loan losses and valid non-accrual and charge off policies.

The Corporation has continued to improve its credit risk management process. The fundamental control is a detailed underwriting process which includes weekly credit review meetings to allow quick approvals and senior lender review. Periodic review of borrowers' loans and relationships occur as dictated by the type of credit. Single family amortizing real estate loans may only be reviewed every three years at note maturity, whereas a commercial facility is reviewed at least annually. The banking subsidiary's centralized loan operation was upgraded and moved to a larger facility late in 2005 in the lower level of the West Allis banking facility located at 10909 W. Greenfield Avenue. This location is even more centrally located for the metropolitan offices and offers expanded space to support the growth experienced in our loan portfolio. Loan "Ops" serves all branch loan officers and controls documentation, preparation, servicing and exception tracking.

Loan maturity distribution and interest rate sensitivity are displayed in Table 8 below. Since over 91% of the loan portfolio is collateralized by real estate as shown in Table 7, Table 8 has not been divided by loan classification. As of December 31, 2006, $500.2 million or 93.5% of the total loan portfolio is repricable within a three year period resulting from the banking subsidiary's use of a three year note as its primary loan instrument. Of this total, $250.7 million or 46.9% is repricable in one year or less, which is a positive factor in the rising rate environment experienced in 2005 and 2006.

TABLE 8
            Loan Maturity Distribution and Interest Rate Sensitivity

                 Repricable within                      Amount
                 -----------------                      ------
                    0 -  90 days                      $  144.9    Million
                   91 - 365 days                      $  105.8    Million
                                                      --------
                    1 year                            $  250.7    Million

                    3 years                           $  249.5    Million
                    5 years                           $   30.4    Million
               Over 5 years                           $    4.1    Million
                                                      --------
                                                      $  534.7    Million
                                                      ========
ALLOWANCE FOR LOAN LOSSES

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

Table 9

                       SUMMARY OF ALLOWANCE FOR LOAN LOSS
                             (Dollars in Thousands)

Year ended December 31,                                 2006           2005          2004          2003           2002
-----------------------                                 ----           ----          ----          ----           ----

Balance of allowance for loan losses at
   Beginning of period                              $     5,666    $     5,642   $    5,289    $     5,119   $     4,827
                                                    -----------    -----------   ----------    -----------   -----------
Total loans charged-off                                   (293)            327         (223)         (339)         (228)
Total recoveries                                             96            176           141            89           100
                                                    -----------    -----------   -----------   -----------   -----------
Net loans charged-off                                     (197)          (151)          (82)         (250)         (128)

Additions to allowance charged to expense                   240            175           435           420           420
                                                    -----------    -----------   -----------   -----------   -----------
Balance of allowance for loan losses at
   end of period                                    $     5,709    $     5,666   $     5,642   $     5,289   $     5,119
                                                    ===========    ===========   ===========   ===========   ===========
Total Loans                                         $   534,656    $   516,556   $   471,245   $   412,275   $   397,784

Total non-performing loans                          $     3,417    $     2,910   $     1,963   $     1,461   $     2,698
Ratio of allowance for loan losses to total
   non-performing loans                                     1.7            1.9           2.8          3.6            1.9
Ratio of net loans charged-off (recoveries)
   during the period to average loans
   outstanding                                             0.04%          0.03%         0.02%        0.06%          0.03%
Ratio of allowance at end of year to total
   Loans                                                   1.07%          1.10%         1.20%        1.28%          1.29%



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

At December 31, 2006 the allowance for loan losses was virtually unchanged at $5.71 million, compared to $5.66 million at year end 2005 and $5.64 million at year end 2004. As of December 31, 2006, the allowance for loan losses to total loans was 1.07% and covered 1.7 times nonperforming loans, compared to an allowance of 1.10% covering 1.9 times non-performing loans at December 31, 2005 and an allowance of 1.20% covering 2.8 times of non-performing loans at December 31, 2004. As of December 31, 2006 total loans have grown to $534.7 million from $516.6 million as of December 31, 2005 and $471.2 million as of December 31, 2004. Non performing loans were $3.4 million or 0.64% of total loans as of December 31, 2006 as compared to $2.9 million or 0.56% at year end 2005 and $2.0 million or 0.42% at year end 2004. Net charge offs were $197,000, $151,000, and $82,000 for 2006, 2005, and 2004 respectively. Loans charged off are subject to continuous review, and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses.

Although growth in total loans from 2005 to 2006 continued, underwriting standards were maintained. Historical levels of loan losses and non-performing loans are regarded by management as being favorable to our peers in the industry. Credit administration continues to have high priority, with management monitoring the Corporation's loan portfolio so as to identify potential loan situations and to address any weaknesses promptly. Because the portfolio continually changes, the allocation of the allowance for loan losses is performed for analytical purposes, and does not necessarily indicate a trend of future losses. In management's opinion, the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio.

INVESTMENT SECURITIES PORTFOLIO

The investment securities portfolio is intended to provide the Corporation with adequate liquidity, flexibility in asset/liability management, a source of stable income, and is structured to have minimum credit exposure to the Corporation. It is the practice of the Corporation to hold securities to maturity.

TABLE 10
                         INVESTMENT SECURITIES PORTFOLIO
                             (Dollars in Thousands)


 Year ended December 31,                           2006          2005          2004
 ------------------------                          ----          ----          ----
                                                 Amortized     Amortized     Amortized
                                                   Cost          Cost          Cost
                                                 ---------     ---------     ---------
Investment securities held-to-maturity:
    U.S. Government and corporations             $  90,624     $  92,321     $  90,320
    Obligations of states and political
      subdivisions (non-taxable)                    24,190        41,178        58,674
    Obligations of states and
      political subdivisions (taxable)               3,499         4,412        10,457
                                                 ---------     ---------     ---------
Total investment securities                      $ 118,313     $ 137,911     $ 159,451
                                                 =========     =========     =========
Fair value of investment securities              $ 116,997     $ 135,891     $ 159,585
Total assets at year end                         $ 770,014     $ 742,308     $ 696,618
Average earning assets                           $ 653,960     $ 642,295     $ 607,632



At December 31, 2006 the total carrying value of investment securities represented 15.4% of total assets, compared to 18.6% at year end 2005 and 22.9% at year end 2004. The investment portfolio represented 18.1%, 21.5% and 26.2% of average earning assets for 2006, 2006 and 2004, respectively.

The shift in investment mix from fewer municipal securities to more U.S. government agency securities is the result of the Corporation taking advantage of better liquidity and collateral eligibility on the U.S. government agencies as compared to municipal obligations. Management maintains overall quality as well as addresses its asset/liability management concerns by limiting purchases of non U.S. government agency securities to rated investments of high quality or, on a limited basis, well known local non-rated issues. Diversity in the portfolio is maintained by limiting the amount of investment to any single debtor. At December 31, 2006, the Corporation's securities portfolio did not contain any obligations of any single issuer that were payable by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 3.5% of stockholders' equity.

The following table sets forth the maturities of investment securities at December 31, 2006, the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security) and the tax-equivalent adjustment used in calculating the yields.

TABLE 11
              INVESTMENT SECURITIES PORTFOLIO MATURITY DISTRIBUTION
                             (Dollars in Thousands)

                                                                             Maturity
                                               -------------------------------------------------------------------
                                                                             After One              After Five
                                                  Within One Year        Within Five Years       Within Ten Years
                                                  ---------------        -----------------       ----------------
Year ended December 31, 2006                     Amount      Yield       Amount      Yield       Amount      Yield
----------------------------                     ------      -----       ------      -----       ------      -----
  U.S. government agencies and
     Corporations                              $  15,000     3.16%     $  73,633     4.03%     $   1,991     5.96%
  Obligations of states and political
        subdivisions (non-taxable)                 7,787     5.66         15,891     5.43            512     4.56
  Obligations of states and political
        subdivisions (taxable)                       655     4.26          2,844     5.54              -        -
                                               ---------               ---------               ---------

                                               $  23,442               $  92,368               $   2,503
                                               =========               =========               =========
  Tax equivalent adjustment for
        calculation of yield                   $     165               $    298                $       8

Note: The weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a tax rate of 34%.

Expected maturities will differ from contractual maturities, as borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

DEPOSITS

Deposits are the Corporation's largest source of funds. The Corporation, through its banking subsidiary, competes in the metropolitan Milwaukee market with other financial institutions such as banks, thrifts and credit unions, as well as non-bank institutions, for retail and commercial deposits. Additionally, it competes for deposits with investment alternatives such as mutual funds and brokerage houses. The Corporation continues to market its checking accounts and has had continued success in 2006 with a new product line introduced in 2005 which includes completely free checking (non-interest bearing), several options for interest bearing checking and Investor Checking, a tiered product offering the highest yield to customers with checking balances over $25,000. The interest bearing checking options offered are desirable to the bank as low cost core deposit growth. Consumers earn interest, but the yields paid in this marketplace on such products are low when compared to other funding costs.

TABLE 12

       AVERAGE DAILY BALANCE OF DEPOSITS AND AVERAGE RATE PAID ON DEPOSITS

                             (Dollars in Thousands)

Year ended December 31,                             2006                     2005                    2004
----------------------                       ------------------      ------------------      ------------------
                                               Amount      Rate        Amount      Rate        Amount      Rate
                                               ------      ----        ------      ----        ------      ----
Noninterest-bearing demand deposits          $ 137,152               $ 151,508               $ 154,663

Interest-bearing transaction deposits          203,769     2.27%       175,141     1.54%       171,007     1.04%
Savings                                        136,404     0.66        144,673     0.57        144,699     0.54
Time deposits (excluding
time
certificates of deposit of $100,000 or          77,167     4.43         53,555     4.18         58,228     2.30
more)
Time deposits ($100,000 or more)                48,515     3.14         50,847     2.12         31,488     2.62
                                             ---------               ---------               ---------
                                             $ 603,007               $ 575,724               $ 560,085
                                             =========               =========               =========


At December 31, 2006 average daily deposits were $603.0 million, up $27.3 million or 4.7% over December 31, 2005. As indicated in Table 12, average non-interest bearing demand deposits decreased $14.4 million (9.3%) to $140.1 million at December 31, 2006. While commercial account average balances were unchanged year to year in this demand deposit category, personal checking account average balances decreased $14.1 million accounting for nearly all of the decline. Industry standards indicate the average life of a personal checking is 5.6 years, and therefore account turnover is a regular part of the banking subsidiary's deposit movement. In addition to normal attrition, 2006 saw continued conversion of long-time customers to accounts in the banking subsidiary's new product line. Most of those shifted to interest bearing checking accounts. These accounts pay an interest rate of 0.25% and are very desirable core deposits whether new or converted. Including the shift from non-interest bearing demand deposits, the average daily balance for interest bearing transaction accounts increased a total of $28.6 million (16.3%) to $203.8 million for the year ending December 31, 2006. The remainder of the increase is attributable to new municipal deposit relationships. Interest bearing municipal NOW accounts increased $15.8 million to $24.7 million with the acquisition of two new relationships, the City of West Allis and the City of South Milwaukee. Interest paid on these larger deposits is a competitive rate tied to federal funds. As displayed in Table 12, the blended rate in 2006 for interest bearing checking is 2.27%. The average daily balance of savings accounts decreased $8.3 million (5.7%) to $136.4 million for the year ended December 31, 2006. Rate increases have signaled a return to time deposits for higher yielding accounts. The average daily balance of time deposits increased a total of $21.3 million (20.4%) to $125.7 million with certificates of deposit over $100,000 increasing to $77.2 million and time deposits less than $100,000 increasing to $48.5 million. Table 13 indicates the maturity distribution of all time deposits in amounts of $100,000 and greater.

The banking subsidiary generates core deposits to fund earning assets and has never relied on brokered deposits for growth. At December 31, 2006 there were no brokered deposits in the Corporation.

TABLE 13

                              MATURITY DISTRIBUTION
                    DEPOSITS IN AMOUNTS OF $100,000 AND OVER
                             (Dollars in Thousands)

December 31, 2006:

              Three months or less                   $  10,127
              After 3 through 6 months                  10,248
              After 6 through 12 months                  7,121
              After 1 year through 2 years               5,472
              After 2 years through 3 years              1,125
              After 3 years through 4 years             10,769
              After 4 years through 6 years              3,653
                                                     ---------
                                                     $  48,515
                                                     =========
OTHER FUNDING SOURCES

The banking subsidiary meets daily funding needs through other short-term borrowings; principally its Federal funds purchased facilities with two correspondent banks and its treasury, tax and loan facility with the U.S. Treasury. The banking subsidiary had no Federal funds purchased at year end 2006 or 2005. Treasury, tax and loan borrowings totaled $3.5 million and $2.4 million at year end 2006 and 2005, respectively. The Federal funds purchased facility is a non-collateralized demand borrowing. The treasury tax and loan notes are demand notes representing secured borrowings from the U.S. Treasury, collateralized by qualifying securities. The funds are placed with the subsidiary bank at the discretion of the U.S. Treasury and may be called at any time. See also the "Liquidity" section below.

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

It has been management's practice not to sell loans or securities prior to maturity. The use of its credit facilities has been the principal source of funding for liquidity when needed. At year end 2006, the banking subsidiary has a combined $85 million approved Federal funds purchased facility with two correspondent banks and has the ability to borrow an additional $52.6 million under reverse repurchase agreements. Management has avoided the use of brokered deposits, however the banking subsidiary has, through its normal day-to-day activity, developed deposit relationships with a number of local government entities and has pledged securities and loans to these depositors to meet their securitization requirements. The banking subsidiary's free securities available for the reverse repurchase agreements are in addition to securities pledged to specific depositors. The banking subsidiary continues to attract deposits through offering competitive deposit rates while offering a high level of service through extended hours, seven days per week banking and its thirty-four locations in the Milwaukee metropolitan area.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation utilizes certain derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Corporation does not use interest rate contracts (e.g. swaps) or other derivatives to manage interest rate risk and has none of these instruments outstanding. The banking subsidiary does have, through its normal operations, loan commitments and standby letters of credit outstanding as of December 31, 2006 in the amount of $86.1 million and $5.8 million respectively. These are further explained in Note 15 of Notes to Consolidated Financial Statements.

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

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities by shortening terms of new loans or investments. The Corporation, through its banking subsidiary has employed all these strategies in varying degrees. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments often are used for this purpose. The Corporation has never purchased such derivative financial instruments.

TABLE 14
                             CONTRACTUAL OBLIGATIONS
                             PAYMENTS DUE BY PERIOD
                                 (In Thousands)

                                                            Less Than        One to       Three to      More than
       Contractual Obligations                 Total        One Year      Three Years    Five Years     Five Years
       -----------------------                 -----        --------      -----------    ----------     ----------
       Certificates of Deposit and
        Other Time Deposits                 $  125,137     $   84,197     $   21,533     $   19,407     $        -
       Short-Term Debt
        Obligations                              3,470          3,470              -              -              -
       Minimum Operating Lease
        Obligations                              2,714            714          1,345            590             65
                                            ----------     ----------     ----------     ----------     ----------
       Total                                $  131,321     $   88,381     $   22,878     $   19,997     $       65
                                            ==========     ==========     ==========     ==========     ==========

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

At the end of 2006, the Corporation's balance sheet was liability sensitive to interest rate movements for principal amounts maturing in one year. Asset sensitive means that assets will reprice faster than liabilities. In a rising rate environment, an asset sensitive bank will generally benefit. Liability sensitive means interest bearing deposits will reprice faster than assets. In a rising rate environment a liability sensitive bank will generally not benefit. As indicated in Table 15, the Corporation's earning assets mature primarily in 2007, 2008 and 2009, while funding is dominantly short term, with $398.7 million in savings and interest bearing checking accounts that have no stated maturity and are considered to be floating rate funds. Historically, the Corporation has relied on core deposit growth in these areas because funding costs for both products are the lowest of the various interest bearing products offered by financial institutions. After years of movement out of traditional certificates of deposit, the trend reversed in 2005 as rates increased. Depositors who moved from time deposits to short term investments such as money market and savings accounts made a significant shift back into time deposits. Year-end 2006 actual balances in time deposits decreased minimally $1.9 million (1.5%) to $125.1 million as of December 31, 2006, after an increase of $38.2 million (43%) in actual year-end balances as of December 31, 2005. The effect of this deposit mix movement was partially offset by continued growth in demand deposits and interest bearing checking accounts and partially offset by an increase in variable interest rate loans which increased $7.6 million (8.1%) to $101,321 at December 31, 2006 compared to $93,708 in 2005 as shown in Table 15. However, the banking subsidiary's traditional vehicle for residential real estate loans and commercial real estate loans held in its portfolio remains a note with maturity of one, two, or three years.

The Corporation's funding acquisition and deployment strategy, management reporting and board approved limits target a cumulative ratio of 1.0 for Rate Sensitive Assets vs. Rate Sensitive Liabilities (RSA/RSL) at one year. The banking subsidiary RSA/RSL ratio is 0.94 at December 31, 2006 (where a cumulative ratio of 1.0 is balanced and neither asset nor liability sensitive after one year). The liability sensitive difference of 0.06 means that $20.6 million more interest bearing liabilities will be rate adjusted than earning assets at that point. The 12 month weighted liability gap is $84.4 million. The ratio and analysis includes assumptions that closely follow the banking subsidiary's techniques for managing risk; lagged interest rate adjustments, administered rate products, rate adjustment of cash flow from amortization and prepayment of loans through reinvestment, and the reinvestment of maturing assets and liabilities.

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

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2006 and 2005:

TABLE 15
                         TRI CITY BANKSHARES CORPORATION
                     QUANTITATIVE DISCLOSURES OF MARKET RISK
                             (Dollars in Thousands)
December 31, 2006

                                  Principal Amount Maturing in:                                             Fair Value
                                -----------------------------------------------------------------------------------------
                                   2007       2008       2009       2010       2011    Thereafter   Total    12/31/06
                                -----------------------------------------------------------------------------------------
Rate-sensitive assets:
Fixed interest rate loans       $169,916   $130,175   $104,908   $ 11,442   $ 10,952   $  5,611   $433,004   $431,595
   Average interest rate           6.35%      6.72%      7.35%      6.79%      6.77%      6.47%      6.73%
Variable interest rate loans    $ 73,623   $ 13,209   $  7,442   $    641   $  1,490   $  5,247   $101,652   $101,321
   Average interest rate           8.46%      8.31%      8.20%      7.49%      7.33%      6.60%      8.30%
Fixed interest rate securities  $ 23,442   $ 59,207   $ 23,435   $  9,726   $  2,502   $      -   $118,313   $116,997
   Average interest rate           3.31%      3.63%      4.29%      5.52%      5.37%         -%      3.89%
Variable interest rate
  securities
   Average interest rate
Other interest bearing assets   $ 32,568                                                          $ 32,568   $ 32,568
   Average interest rate           4.86%                                                             4.86%

Rate-sensitive liabilities:
Savings and interest-bearing
  Checking                      $398,736                                                          $398,736   $398,736
   Average interest rate           1.63%                                                             1.63%
Time deposits                   $ 84,197   $ 16,404   $   5,129  $ 14,058   $  5,349   $      -   $125,137   $125,127
   Average interest rate           4.17%      4.19%       4.08%     4.41%      4.48%         -%      4.21%
Variable interest rate
  Borrowings                    $  3,470                                                          $  3,470   $  3,470
   Average interest rate           5.22%                                                             5.22%



December 31, 2005
                                 Principal Amount Maturing in                                               Fair Value
                                -----------------------------------------------------------------------------------------
                                   2006       2007       2008       2009       2010    Thereafter   Total    12/31/05
                                -----------------------------------------------------------------------------------------
Rate-sensitive assets:
Fixed interest rate loans       $142,735   $132,744   $120,276   $ 10,945   $  8,932   $  5,654   $421,286   $418,240
   Average interest rate           5.97%      5.96%      6.51%      5.95%      6.35%      5.36%      6.12%
Variable interest rate loans    $ 69,039   $  8,660   $ 11,067   $    546   $    422   $  5,536   $ 95,270   $ 94,581
   Average interest rate           7.50%      7.35%      7.27%      6.22%      5.94%      5.62%      7.33%
Fixed interest rate securities  $ 28,847   $ 24,996   $ 60,618   $ 22,497   $    953   $      -   $137,911   $135,891
   Average interest rate           3.10%      3.35%      3.67%      4.30%      4.23%         -%      3.60%
Other interest bearing assets   $  6,334                                                          $  6,334   $  6,334
   Average interest rate           3.07%                                                             3.07%

Rate-sensitive liabilities:
Savings and interest-bearing
  Checking                      $363,663                                                          $363,633   $363,663
   Average interest rate           1.12%                                                             1.12%
Time deposits                   $ 60,862   $ 36,714   $  8,676   $  3,874   $ 16,925   $      -   $127,052   $126,745
   Average interest rate           3.24%      4.10%      3.74%      3.83%      4.23%         -%      3.67%
Variable interest rate
  Borrowings                    $  2,432                                                          $  2,432   $  2,432
   Average interest rate           3.26%                                                             3.26%


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

TABLE 16
                                     CAPITAL
                             (Dollars in Thousands)

Year ended December 31,                              2006          2005          2004
-----------------------                              ----          ----          ----
Total stockholders' equity                       $ 104,033     $  98,801     $  92,549
Tier 1 capital                                     104,033        98,801        92,549
Total capital                                      109,742       104,467        98,190
Book value per common share                      $   11.82     $   11.47     $   11.00
Cash dividends per common share                       0.88          0.78          0.70
Dividend reinvestment price at end of period         19.35         19.35         19.40
Low reinvestment price for the period                19.35         19.35         19.40
High reinvestment price for the period               19.35         19.60         19.40
Total equity/assets                                  13.51%        13.31%        13.29%
Tier 1 leverage ratio                                14.46         13.88         13.61
Tier 1 risk-based capital ratio                      17.99         18.48         18.77
Total risk-based capital ratio                       18.98         19.54         19.91
Shares outstanding (period end)                      8,802         8,616         8,414
Basic shares outstanding (average)                   8,735         8,529         8,337
Diluted shares outstanding (average)                 8,735         8,529         8,337


Total stockholders' equity at December 31, 2006 increased $5.2 million to $104.0 million, or $11.82 per share compared with $98.8 million, or $11.47 per share at the end of 2005 and $92.5 million, or $11.00 per share at the end of 2004. Stockholders' equity is also described in Note 16, "Stockholders' Equity," of the notes to consolidated financial statements.

The increase in stockholders' equity for 2006 was composed of retained earnings and stockholder participation in the Corporation's dividend reinvestment program, with offsetting decreases to stockholders' equity from the payment of cash dividends. Stockholders' equity to assets at December 31, 2006 was 13.51%, compared to 13.31% at the end of 2005 and 13.29% at the end of 2004.

Cash dividends paid in 2006 were $0.88 per share compared with $0.78 per share in 2005, an increase of 12.8%. Cash dividends paid in 2005 of $0.78 per share compared with $0.70 per share in 2004, an increase of 11.4%.

As of December 31, 2006 and 2005, the Corporation's Tier 1 leverage ratios were 14.46% and 13.88% respectively, Tier 1 risk-based capital ratios were 17.99% and 18.48% respectively, and total risk-based capital (Tier 1 and Tier 2) ratios were 18.98% and 19.54%, respectively. All of the ratios are in excess of regulatory minimum and well capitalized requirements. It is management's intent to exceed the minimum requisite capital levels. Capital ratios are included in
Note  17,  "Regulatory   Matters,"  of  the  notes  to  consolidated   financial
statements.

Earnings continue to be stable and provide sufficient capital retention for anticipated growth. Although the Corporation pays a significant portion of its earnings to its shareholders in the form of dividends, a large percentage of those dividends are returned to the Corporation through shareholder participation in the Corporation's dividend reinvestment program. The dividend reinvestment price is established by the Board of Directors, taking into consideration a number of the factors discussed above and how they compare to market value and the Corporation's peer group of banks.

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

RESULTS OF OPERATIONS

2005 COMPARED TO 2004

The Corporation posted net income of $8.9 million for the year ended December 31, 2005, an increase of $560,500 or 6.7% from the $8.4 million earned in 2004. Basic earnings per share for 2005 were $1.05, a 4.0% increase from 2004 basic earnings per share of $1.01. Return on average assets and return on average equity for 2005 were 1.28% and 9.41%, respectively, compared to 1.26% and 9.49%, respectively, for 2004. Cash dividends of $0.78 per share paid in 2005 increased by 11.4% over cash dividends paid in 2004.

Taxable equivalent net interest income was $29.3 million for 2005, $1.2 million or 4.2% higher than 2004. Taxable equivalent interest income increased $3.9 million while interest expense increased $2.7 million. The increase in taxable equivalent interest income was attributable to volume variances (with balance sheet growth in commercial and real estate loans adding $2.2 million to taxable equivalent interest income), plus favorable rate variances (as the impact of increases in the interest rate environment added $1.7 million taxable equivalent interest income). The increase of $2.7 million in interest paid on deposits was primarily attributable to rate (with increased yields accounting for $2.2 million) and increased deposit balances (volume) accounting for the remaining $0.5 million. Average earning assets increased $34.7 million to $642.3 million while average interest bearing liabilities increased $30.4 million to $448.9 million.

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

The net interest margin for 2005 was 4.56%, compared to 4.63% in 2004. The 6 bp decrease is attributable to a 22 bp decrease in interest rate spread (the net increase of a 32 bp in the yield on earning assets was substantially offset by a 53 bp increase in interest-bearing liabilities), and a 16 bp higher contribution from net free funds.

Total loans were $516.6 million at December 31, 2005, an increase of $45.3 million from December 31, 2004, primarily due to commercial and residential real estate loan growth. These loan balances grew $52.2 million (11.7%) and represented 96.4% of total loans at December 31, 2005, compared to 87.8% at year end 2004. Total deposits were $639.3 million at December 31, 2005, an increase of $48.9 million or 8.3% from year end 2004, with growth centered primarily in short term and transaction deposit accounts.

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

                         Tri City Bankshares Corporation
                             Selected Financial Data

                                     2006           2005           2004            2003           2002
Total interest income           $ 40,923,621   $ 36,026,287   $ 31,874,924   $ 31,591,499   $ 35,225,577
Total interest expense            10,592,023      7,630,910      4,892,165      5,083,972      7,839,428
Net interest income               30,331,598     28,395,377     26,982,759     26,507,527     27,386,149
Provision for loan losses            240,000        175,000        435,000        420,000        420,000
Net interest income after
   provision for loan losses      30,091,598     28,220,377     26,547,759     26,087,527     26,966,149
Income before income
taxes                             14,087,241     13,205,607     12,061,172     12,210,092      9,018,972
Provision for income tax           4,803,500      4,257,000      3,673,000      3,493,000      2,164,000
Net income                         9,283,741      8,948,607      8,388,172      8,717,092      6,854,972

Basic earnings per share                1.06           1.05           1.01           1.07            .86
Cash dividends declared
per share                                .88            .78            .70            .64            .57


Average daily balances:
(amounts in thousands)


Total assets                    $    710,756   $    698,776   $    664,548   $    620,287   $    600,114
Total net loans                      509,365        489,687        438,453        391,959        389,362
Held to maturity
   investment securities             129,435        146,829        161,971        158,567        148,579
Total deposits                       603,006        575,724        560,084        531,735        515,339
Total stockholders' equity           100,627         95,093         88,344         82,523         75,963


                         Tri City Bankshares Corporation

                      Market for Corporation's Common Stock
                         And Related Stockholder Matters

The Corporation's stock is traded on the Over-the-Counter Bulletin Board ("OTCBB") under the trading symbol "TRCY". Trading in the Corporation's stock is limited and sporadic and the Corporation believes that no established trading market for the Corporation's stock exists. OTCBB quotations reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions. The following table sets forth the high and low OTCBB bid quotations for the Corporation's stock for the past two years.

                                              OTCBB Quotations
            Fiscal Quarter Ended           High               Low

            March 31, 2005             $   23.50          $   19.00
            June 30, 2005                  23.50              19.50
            September 30, 2005             21.00              19.00
            December 31, 2005              20.00              19.35
            March 31, 2006                 20.00              19.35
            June 30, 2006                  22.00              19.20
            September 30, 2006             20.75              19.00
            December 31, 2006              21.00              19.30

As of December 31, 2006, the number of holders of record of the Corporation's common stock was 718.

For purposes of the Corporation's Automatic Dividend Reinvestment Plan, the Board of Directors is required to establish the "Fair Market Value" of the Corporation's stock on a quarterly basis based on factors set forth in the Dividend Reinvestment Plan. The following table sets forth the Fair Market Value established under the Dividend Reinvestment Plan over the past two years.

                                         Divedend
                                       Reinvestment
            Fiscal Quarter Ended         Plan FMV

            March 31, 2005             $   19.50
            June 30, 2005                  19.60
            September 30, 2005             19.35
            December 31, 2005              19.35
            March 31, 2006                 19.35
            June 30, 2006                  19.35
            September 30, 2006             19.35
            December 31, 2006              19.35

The Corporation declared four quarterly cash dividends in 2006 in the amount of $0.220 per share. These dividends were declared on January 6, April 12, July 12 and October 11, payable on January 24, April 26, July 26 and October 25, respectively. Quarterly dividends of $0.195 per share were paid each of the four quarters of 2005.

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


                             STOCK PERFORMANCE GRAPH

The following graph shows the cumulative stockholder return on the Corporation's Common Stock over the last five fiscal years compared to the returns of the

Standard & Poor's 500 Stock Index and Major Regional Bank Index compiled by Standard & Poor's and consisting of 20 regional banks, assuming that $100 is invested on December 31, 2001 with dividends reinvested. The Corporation's common stock values below are based on the Fair Market Value of such stock established under the Dividend Reinvestment Plan over the past 5 years.


                      TRI CITY FIVE YEAR STOCK PERFORMANCE
                      ------------------------------------
       PERIOD                           S&P 500 COMMERCIAL         TRI CITY
(FISCAL YEAR COVERED)       S&P 500            BANKS              BANKSHARES

        2001                100.00             100.00               100.00
        2002                 77.90              98.98               115.99
        2003                100.24             129.47               141.51
        2004                111.15             148.78               148.22
        2005                116.61             151.04               143.04
        2006                135.02             174.61               153.68


RECENT ACCOUNTING PRONOUNCEMENTS


In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock Issued to Employees." SFAS No. 123R was effective January 1, 2006. The Corporation issues a limited number of shares to certain Bank employees at fair value each year and does not issue stock options. Consequently, the adoption of SFAS No. 123R did not have an effect on the Corporation's consolidated financial statements for the year ended December 31, 2006.

In March  2006,  the FASB  issued  SFAS No. 156  "Accounting  for  Servicing  of
Financial Assets - an amendment of FASB Statement No. 140". SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value. SFAS 156 permits an entity to choose either an amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights. Lastly, it requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and servicing liabilities. Adoption of the initial measurement provision of this statement was required upon issuance. The adoption of this provision had no significant effect on the Company's 2006 consolidated financial statements. The Company is required to adopt all other provisions of this statement in 2007. Management expects the adoption of the remaining provisions of SFAS No. 156 will have a minimal effect on the Corporation's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is required to be adopted by the Corporation on January 1, 2007. Management expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Corporation will be required to adopt this statement beginning in 2008. Management expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS No. 158 amends SFAS No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Corporation does not have any defined benefit plan or other post retirement plans, this standard did not have an effect on the Corporation's consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements. This statement focuses on addressing the diversity in practice of quantifying financial statement misstatements. The standard was required to be adopted by the Corporation on January 1, 2006. The adoption of this statement did not have an effect on the Corporation's financial consolidated statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Corporation will be required to adopt SFAS No. 159 in 2008. Early adoption is permitted, provided the Corporation also elects to apply the provisions of SFAS No. 157. Management expects to adopt SFAS No. 159 in 2008 and the adoption of this standard will have minimal effect on the Corporation's consolidated financial statements.

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM








Board of Directors and Shareholders
Tri City Bankshares Corporation


We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation and subsidiaries (the "Corporation") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.


                                               s/ VIRCHOW, KRAUSE & COMPANY, LLP






Milwaukee, Wisconsin
March 27, 2007

                         TRI CITY BANKSHARES CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

                                     ASSETS

                                                                        2006             2005
                                                                   -------------    -------------
Cash and due from banks                                            $  53,615,568    $  50,249,590
Federal funds sold                                                    32,567,624        6,334,444
                                                                   -------------    -------------
    Cash and cash equivalents                                         86,183,192       56,584,034
Held to maturity securities, fair value of $116,997,307
     and $135,891,294 as of 2006 and 2005, respectively              118,312,548      137,911,201
Loans, less allowance for loan losses of $5,709,397 and
    $5,665,519 as of 2006 and 2005, respectively                     528,946,700      510,891,444
Premises and equipment - net                                          20,171,665       20,894,633
Cash surrender value of life insurance                                11,168,940       10,753,006
Mortgage servicing rights - net                                          778,458          887,885
Accrued interest receivable and other assets                           4,452,286        4,385,778
                                                                   -------------    -------------
       TOTAL ASSETS                                                $ 770,013,789    $ 742,307,981
                                                                   =============    =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Deposits
       Demand                                                      $ 137,555,248    $ 148,606,402
       Savings and NOW                                               398,735,738      363,633,279
       Other time                                                    125,137,255      127,051,767
                                                                   -------------    -------------
          Total Deposits                                             661,428,241      639,291,448
   Other borrowings                                                    3,470,020        2,432,163
   Accrued interest payable and other liabilities                      1,082,814        1,783,112
                                                                   -------------    -------------
       Total Liabilities                                             665,981,075      643,506,723
                                                                   -------------    -------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par value, 200,000
       shares authorized, no shares issued                                     -                -
   Common stock, $1 par value,
       15,000,000 shares authorized, 8,801,813 and
       8,615,527 shares issued and outstanding as of
       2006 and 2005, respectively                                     8,801,813        8,615,527
   Additional paid-in capital                                         24,651,548       21,233,200
   Retained earnings                                                  70,579,353       68,952,531
                                                                   -------------    -------------
       Total Stockholders' Equity                                    104,032,714       98,801,258
                                                                   -------------    -------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 770,013,789    $ 742,307,981
                                                                   =============    =============





          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 2006, 2005 and 2004

--------------------------------------------------------------------------------


                                                                         2006             2005             2004
                                                                   --------------    -------------    -------------
INTEREST INCOME
   Loans                                                           $   35,557,534    $  30,903,784    $  26,357,818
   Investment securities
        Taxable                                                         3,724,360        3,297,485        3,239,110
       Tax exempt                                                       1,163,425        1,774,929        2,236,084
   Federal funds sold                                                     458,976           30,763           22,561
   Other                                                                   19,326           19,326           19,326
                                                                   --------------    -------------    -------------
       Total Interest Income                                           40,923,621       36,026,287       31,874,899
                                                                   --------------    -------------    -------------
INTEREST EXPENSE
   Deposits                                                            10,363,386        6,827,575        4,708,419
   Federal funds purchased and securities sold under
       repurchase agreements                                              173,905          770,036          171,605
   Other borrowings                                                        54,732           33,299           12,141
                                                                   --------------    -------------    -------------
       Total Interest Expense                                          10,592,023        7,630,910        4,892,165
                                                                   --------------    -------------    -------------
Net interest income before provision for loan losses                   30,331,598       28,395,377       26,982,734
   Provision for loan losses                                              240,000          175,000          435,000
                                                                   --------------    -------------    -------------
Net interest income after provision for loan losses                    30,091,598       28,220,377       26,547,734
                                                                   --------------    -------------    -------------
NONINTEREST INCOME
   Service charges on deposits                                          8,222,625        6,724,744        6,310,799
   Loan servicing income                                                  197,558          158,564          102,619
   Net gain on sale of loans                                              301,515          480,270          823,380
   Increase in cash surrender value of life insurance                     415,934          391,071          361,935
   Gain on sale of other assets                                                 -          684,368                -
   Other income                                                         1,282,538        1,032,493          872,237
                                                                    -------------    -------------    -------------
       Total Noninterest Income                                        10,420,170        9,471,510        8,470,970
                                                                    -------------    -------------    -------------
NONINTEREST EXPENSES
   Salaries and employee benefits                                      14,577,454       13,670,042       13,224,810
   Net occupancy costs                                                  2,419,437        2,175,588        2,135,640
   Furniture and equipment expenses                                     1,851,745        1,805,026        1,682,825
   Computer services                                                    2,176,339        1,849,486        1,744,428
   Advertising and promotional                                          1,429,781        1,355,937          634,139
   Regulatory agency assessments                                          212,913          239,642          233,092
   Office supplies                                                        584,596          581,963          493,393
   Other expenses                                                       3,172,262        2,808,596        2,809,205
                                                                    -------------    -------------    -------------
       Total Noninterest Expenses                                      26,424,527       24,486,280       22,957,532
                                                                    -------------    -------------    -------------
Income before income taxes                                             14,087,241       13,205,607       12,061,172
   Less:  Applicable income taxes                                       4,803,500        4,257,000        3,673,000
                                                                    -------------    -------------    -------------
       NET INCOME                                                   $   9,283,741    $   8,948,607    $   8,388,172
                                                                    =============    =============    =============
         Basic earnings per share                                   $        1.06    $        1.05    $        1.01
                                                                    =============    =============    =============
         Dividends per share                                        $        0.88    $        0.78    $        0.70
                                                                    =============    =============    =============
         Weighted average shares outstanding                            8,734,997        8,529,165        8,336,889
                                                                    =============    =============    =============



          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 2006, 2005 and 2004

--------------------------------------------------------------------------------

                                                                   Additional
                                                      Common         Paid-In        Retained
                                                      Stock          Capital        Earnings           Total
                                                   ------------   -------------   -------------   --------------
BALANCES - December 31, 2003                       $ 8,223,557    $ 14,010,617    $ 64,049,670    $  86,283,844

  Net income                                                 -               -       8,388,172        8,388,172
  Cash dividends  - $0.70 per share                          -               -      (5,810,645)      (5,810,645)
  Common stock issued under dividend
    reinvestment plan - 172,076 shares                 172,076       3,166,173               -        3,338,249
  Common stock fractional shares redeemed                  (12)           (270)              -             (282)
  Common stock issued under Employee
    stock plan - 18,000 shares                          18,000         331,200               -          349,200
                                                   ------------   -------------   -------------   --------------
BALANCES - December 31, 2004                         8,413,621      17,507,720      66,627,197       92,548,538

  Net income                                                 -               -       8,948,607        8,948,607
  Cash dividends  - $0.78 per share                          -               -      (6,623,273)      (6,623,273)
  Common stock issued under dividend
    reinvestment plan - 195,419 shares                 195,419       3,605,336               -        3,800,755
  Common stock fractional shares redeemed                  (13)           (106)              -             (119)
  Common stock issued under employee
    stock plan - 6,500 shares                            6,500         120,250               -          126,750
                                                   ------------   -------------   -------------   --------------
BALANCES - December 31, 2005                         8,615,527      21,233,200      68,952,531       98,801,258

  Net income                                                 -               -       9,283,741        9,283,741
  Cash dividends  - $0.88 per share                          -               -      (7,656,919)      (7,656,919)
  Common stock issued under dividend
    reinvestment plan - 181,984 shares                 181,984       3,339,408               -        3,521,392
  Common stock fractional shares issued                      2              35               -               37
  Common stock issued under Employee
    stock plan - 4,300 shares                            4,300          78,905               -           83,205
                                                   ------------   -------------   -------------   --------------
BALANCES - December 31, 2006                       $ 8,801,813    $ 24,651,548    $ 70,579,353    $ 104,032,714
                                                   ============   =============   =============   ==============



          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2006, 2005 and 2004

--------------------------------------------------------------------------------

                                                                     2006            2005            2004
                                                                --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                                     $  9,283,741    $  8,948,607    $  8,388,172
 Adjustments to reconcile net income to net cash flows
  provided by operating  activities
   Depreciation                                                    2,170,182       2,223,186       2,140,330
   Amortization of servicing rights, premiums and
      discounts                                                      370,106         269,916         377,728
   Gain on sale of loans                                            (301,515)       (480,270)       (823,380)
   Provision for loan losses                                         240,000         175,000         435,000
   Gain on sale of other assets                                            -        (684,368)              -
   Provision (benefit) for deferred income taxes                    (360,000)       (696,000)       (368,000)
   Proceeds from sales of loans held for sale                     21,123,947      32,031,542      42,576,757
   Originations of loans held for sale                           (20,986,460)    (31,795,193)    (42,084,600)
   Increase in cash surrender value of life insurance               (415,934)       (391,071)       (361,935)
   Loss on sale of  other real estate owned                           25,449           8,391           3,788
   Loss on disposal of equipment                                      10,147          31,524          16,970
   Net change in
      Accrued interest receivable and other assets                  (196,007)         20,454        (760,551)
      Accrued interest payable and other liabilities                (340,298)      1,048,923        (129,363)
                                                                -------------   -------------   -------------
   Net Cash Flows Provided by Operating Activities                10,623,358      10,710,641       9,410,916
                                                                -------------   -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Activity in held to maturity securities
   Maturities, prepayments and calls                              35,972,750      39,629,762     111,534,275
   Purchases                                                     (16,470,749)    (18,045,704)   (100,450,288)
 Net increase in loans                                           (18,295,256)    (45,709,029)    (59,088,183)
 Purchases of premises and equipment - net                        (1,462,012)     (2,607,737)       (806,440)
 Proceeds from sale of other assets                                        -         684,368               -
 Proceeds from sale of other real estate owned                       104,051         108,309          31,242
 Proceeds from disposal of equipment                                   4,651               -               -
                                                                -------------   -------------   -------------
     Net Cash Flows Used in Investing Activities                    (146,565)    (25,940,031)    (48,779,394)
                                                                -------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase in deposits                                         22,136,793      48,886,522      34,381,017
 Net change in federal funds purchased and
     securities sold under repurchase agreements                           -      (9,485,945)        472,323
 Net change in other borrowings                                    1,037,857        (316,278)      1,214,149
 Dividends paid                                                   (7,656,919)     (6,623,273)     (5,810,645)
 Common stock issued - net                                         3,604,634       3,927,386       3,687,167
                                                                -------------   -------------   -------------
     Net Cash Flows Provided by Financing Activities              19,122,365      36,388,412      33,944,011
                                                                -------------   -------------   -------------
 Net Change in Cash and Cash Equivalents                          29,599,158      21,159,022      (5,424,467)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                     56,584,034      35,425,012      40,849,479
                                                                -------------   -------------   -------------
     CASH AND CASH EQUIVALENTS - END OF YEAR                    $ 86,183,192    $ 56,584,034    $ 35,425,012
                                                                =============   =============   =============
SUPPLEMENTAL CASH FLOW DISCLOSURES
     Cash paid for interest                                     $ 10,508,287    $  7,353,159    $  4,894,222
     Cash paid for income taxes                                    5,701,600       4,433,279       3,690,000
     Loans receivable transferred to other real estate owned               -         246,200          35,030

          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004



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

                        December 31, 2006, 2005 and 2004

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

     LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse. The Bank also services loans that have been sold with servicing retained by the Bank. Such loans are not included in the accompanying consolidated balance sheets. There were no loans held for sale at December 31, 2006 or 2005.

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

                        December 31, 2006, 2005 and 2004


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

                        December 31, 2006, 2005 and 2004


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

     EARNINGS PER SHARE

Basic earnings per share are computed based upon the weighted average number of common shares outstanding during each year. The Corporation had no potentially dilutive securities outstanding during each of the three years in the period ended December 31, 2006.

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

                        December 31, 2006, 2005 and 2004


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

The following methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments:

         CARRYING AMOUNTS APPROXIMATE FAIR VALUES FOR THE FOLLOWING INSTRUMENTS

                  Cash and due from banks
                  Federal funds sold
                  Non marketable equity securities
                  Variable rate loans that reprice frequently where no
                     significant change in credit risk has occurred
                  Cash surrender value of life insurance
                  Accrued interest receivable
                  Demand deposits
                  Variable rate money market accounts
                  Variable rate certificates of deposit
                  Short term borrowings
                  Accrued interest payable

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

                        December 31, 2006, 2005 and 2004


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

    RECLASSIFICATIONS

Certain 2005 and 2004 amounts have been reclassified to conform with the 2006 presentation. The reclassifications have no effect on previously reported net income, basic earnings per share, and stockholders' equity

    RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock Issued to Employees." SFAS No. 123R was effective January 1, 2006. The Corporation issues a limited number of shares to certain Bank employees at fair value each year and does not issue stock options. Consequently, the adoption of SFAS No. 123R did not have an effect on the Corporation's consolidated financial statements for the year ended December 31, 2006.

In March 2006, the FASB issued No. SFAS No. 156 "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value. SFAS 156 permits an entity to choose either an amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights. Lastly, it requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and servicing liabilities. Adoption of the initial measurement provision of this statement was required upon issuance. The adoption of this provision had no significant effect on the Company's 2006 consolidated financial statements. The Company is required to adopt all other provisions of this statement in 2007. Management expects the adoption of the remaining provisions of SFAS No. 156 will have a minimal effect on the Corporation's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is required to be adopted by the Corporation on January 1, 2007. Management expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)
--------------------------------------------------------------------------------


     RECENT ACCOUNTING PRONOUNCEMENTS (CONT.)

The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Corporation will be required to adopt this statement beginning in 2008. Management expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS No. 158 amends SFAS No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Corporation does not have any defined benefit plan or other post retirement plans, this standard did not have an effect on the Corporation's consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements. This statement focuses on addressing the diversity in practice of quantifying financial statement misstatements. The standard was required to be adopted by the Corporation on January 1, 2006. The adoption of this statement did not have an effect on the Corporation's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Corporation will be required to adopt SFAS No. 159 in 2008. Early adoption is permitted, provided the Corporation also elects to apply the provisions of SFAS No. 157. Management expects to adopt SFAS No. 159 in 2008 and the adoption of this standard will have minimal effect on the Corporation's consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 2 - CASH AND DUE FROM BANKS
--------------------------------------------------------------------------------

The Bank is required to maintain vault cash and reserve balances with Federal Reserve Banks based upon a percentage of deposits. These requirements approximated $8,647,000 and $8,078,000 at December 31, 2006 and 2005,
respectively.

--------------------------------------------------------------------------------
NOTE 3 - HELD TO MATURITY SECURITIES
--------------------------------------------------------------------------------

Amortized costs and fair values of held to maturity securities as of December 31, 2006 and 2005 are summarized as follows:

                                                                                  2006
                                               --------------------------------------------------------------------------
                                                                  Gross Unrealized    Gross Unrealized
                                                 Amortized Cost          Gains             Losses            Fair Value
                                               ----------------   ----------------    ----------------   ----------------
Obligations of other U.S. government agencies
    and corporations                           $     90,623,291   $        169,527    $      1,304,175   $     89,488,643
Obligations of states and political
    subdivisions                                     27,689,257             15,641             196,234         27,508,664
                                               ----------------   ----------------    ----------------   ----------------
         Totals                                $    118,312,548   $        185,168    $      1,500,409   $    116,997,307
                                               ================   ================    ================   ================

                                                                                  2005
                                               --------------------------------------------------------------------------
                                                                  Gross Unrealized    Gross Unrealized
                                                 Amortized Cost          Gains             Losses            Fair Value
                                               ----------------   ----------------    ----------------   ----------------
Obligations of other U.S. government agencies
    and corporations                           $     92,320,712   $         18,891    $      1,804,793   $     90,534,810
Obligations of states and political
    subdivisions                                     45,590,489             69,492             303,497         45,356,484
                                               ----------------   ----------------    ----------------   ----------------
         Totals                                $    137,911,201   $         88,383    $      2,108,290   $    135,891,294
                                               ================   ================    ================   ================


The amortized cost and fair value of held to maturity securities at December 31, 2006, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                             2006
                                               -------------------------------
                                               Amortized Cost      Fair Value
                                               --------------    -------------
Due in one year or less                        $  23,441,886     $  23,281,399
Due after one year less than 5 years              92,368,228        91,206,813
Due after 5 years less than 10 years               2,502,434         2,509,095
                                               -------------     -------------
    Totals                                     $ 118,312,548     $ 116,997,307
                                               =============     =============


Held to maturity securities with an amortized cost of $38,112,053 and $33,110,683 at December 31, 2006 and 2005 respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 3 - HELD TO MATURITY SECURITIES (CONT.)
--------------------------------------------------------------------------------

The following tables summarize the portion of the Bank's held to maturity securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006.

                                                                          2006
                                 --------------------------------------------------------------------------------------------
                                    Continuous unrealized           Continuous unrealized
                                 losses existing for less than    losses existing for greater
                                          12 Months                    than 12 months                       Total
                                 --------------------------------------------------------------------------------------------
                                                  Unrealized                      Unrealized                      Unrealized
                                   Fair Value       Losses        Fair Value        Losses        Fair Value        Losses
                                 --------------- -------------- ---------------- ------------- --------------- --------------
Obligations of other U.S.
  government agencies
   and corporations                $ 4,978,150      $  21,850     $ 73,059,447    $ 1,282,325    $ 78,037,597    $ 1,304,175
Obligations of states and
  political subdivisions             3,802,486         18,360       14,975,368        177,874      18,777,854        196,234
                                   ------------     ----------    -------------   ------------   -------------   ------------
     Totals                        $ 8,780,636      $  40,210     $ 88,034,815    $ 1,460,199    $ 96,815,451    $ 1,500,409
                                   ============     ==========    =============   ============   =============   ============



Management does not believe any individual unrealized loss as of December 31, 2006 represents other than temporary impairment. The Bank held thirty-five investment securities at December 31, 2006 that had unrealized losses existing for greater than 12 months. The securities consisted of nineteen obligations of states and political subdivisions and sixteen obligations of other U.S. government agencies and corporation's securities. The Bank held six securities at December 31, 2006 that had unrealized losses existing for less than 12 months. The securities consisted of five obligations of states and political subdivisions and one obligation of other U.S. government agencies and corporation's securities. The Bank held forty investment securities at December 31, 2005 that had unrealized losses existing for greater than 12 months. The securities consisted of twenty-nine obligations of states and political subdivisions and eleven obligations for other U.S. government agencies and corporation's securities. Management believes the temporary impairment in fair value was caused by market fluctuations in interest rates. Since securities are held to maturity, management does not believe that the bank will experience any losses on these investments.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 3 - HELD TO MATURITY SECURITIES (CONT.)
--------------------------------------------------------------------------------

                                                                         2005
                                 --------------------------------------------------------------------------------------------
                                    Continuous unrealized           Continuous unrealized
                                 losses existing for less than    losses existing for greater
                                           12 Months                  than 12 months                      Total
                                 --------------------------------------------------------------------------------------------
                                                  Unrealized                     Unrealized                      Unrealized
                                   Fair Value       Losses        Fair Value       Losses        Fair Value        Losses
                                 --------------- -------------- --------------- -------------- --------------- --------------
Obligations of other U.S.
  government agencies
  and corporations                 $ 30,791,669     $ 549,797     $ 49,729,077    $ 1,254,996    $  80,520,746   $ 1,804,793
Obligations of states and
  political subdivisions              9,590,527        62,520       18,707,875        240,977       28,298,402       303,497
                                   -------------    ----------    -------------   ------------   --------------  ------------
     Totals                        $ 40,382,196     $ 612,317     $ 68,436,952    $ 1,495,973    $ 108,819,148   $ 2,108,290
                                   =============    ==========    =============   ============   ==============  ============

Management does not believe any individual unrealized loss as of December 31, 2005 represents other than temporary impairment. The Bank held forty investment securities at December 31, 2005 that had unrealized losses existing for greater than 12 months. The securities consisted of twenty-nine obligations of states and political subdivisions and eleven obligations of other U. S. government agencies and corporations securities. The Bank held twenty-two securities at December 31, 2005 that had unrealized losses existing for less than 12 months. The securities consisted of fifteen obligations of states and political subdivisions and seven obligations of other U.S. government agencies and corporation's securities. The Bank held fourteen investment securities at December 31, 2004 that had unrealized losses existing for greater than 12 months. The securities consisted of twelve obligations of states and political subdivisions and two obligations of other U.S. government agencies and corporation's securities. Management believes the temporary impairment in fair value was caused by market fluctuations in interest rates. Since securities are held to maturity, management does not believe that the Bank will experience any losses on these investments.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 4 - LOANS
--------------------------------------------------------------------------------

Major classification of loans are as follows at December 31:
                                               2006              2005
                                         --------------    --------------
    Commercial                           $  32,545,949     $  26,463,484
    Real estate
           Constructio                      42,179,850        60,178,275
           Commercial                      236,872,598       212,734,521
           Residential                     208,048,926       198,828,082
    Installment and consumer                15,008,774        18,352,601
                                         --------------    --------------
                                           534,656,097       516,556,963
    Less:  Allowance for loan losses        (5,709,397)       (5,665,519)
                                         --------------    --------------
           Net Loans                     $ 528,946,700     $ 510,891,444
                                         ==============    ==============

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

Federal banking regulatory agencies have established guidelines in the form of supervisory limits for loan-to-value ratios ("LTV") in real estate lending. The supervisory limits are based on the type of real estate collateral and loan type (1-4 family residential and nonresidential). The guidelines permit financial institutions to grant or purchase loans with LTV ratios in excess of the supervisory LTV limits ("High LTV or HLTV") provided such exceptions are supported by appropriate documentation or the loans have additional credit support. Federal banking regulatory agencies have also established aggregate limits on the amount of HLTV loans a financial institution may hold. HLTV loans and commitments, as defined by the supervisory limits were $13,754,759 and $9,419,340 at December 31, 2006 and 2005, respectively.

The Corporation's loan portfolio consists of small and middle market business loans across numerous industry types and loans to individuals. As of December 31, 2006 and 2005, total loans to any group of customers in similar activities with similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 4 - Loans (cont.)
--------------------------------------------------------------------------------

Federal banking regulatory agencies have recently expressed concerns that concentrations of loans collateralized by raw land, land development and construction (including 1-4 family residential construction), multi-family property and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property or the proceeds of the sale, refinancing or permanent financing of the property may make financial institutions more vulnerable to cyclical real estate markets. Loans collateralized by raw land, land development and construction (including 1-4 family residential construction), and loans secured by multi-family properties each represented less than 10% of total real estate loans outstanding at December 31, 2006 and 2005. Loans collateralized by non-farm nonresidential properties amounted to $221.1 million and $201.4 million at December 31, 2006 and 2005 respectively.

The Corporation offers a variety of loan products with payment terms and rate structures that have been designed to meet the needs of its customers within an established framework of acceptable credit risk. Payment terms range from fully amortizing loans that require periodic principal and interest payments to terms that require periodic payments of interest-only with principal due at maturity. Interest-only loans are typical in commercial and business line-of-credit or revolving line-of-credit loans, home equity lines-of-credit and construction loans (residential and commercial). The Corporation had interest-only loans with a balance of $153,192,980 and $147,991,991 at December 31, 2006 and 2005,
respectively. At December 31, 2006 and 2005, the Corporation had no loans with below market or so-called teaser interest rates. At December 31, 2006 and 2005, the Corporation did not offer, hold or service option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization).

Impaired loans of approximately $172,000 and $0 at December 31, 2006 and 2005, respectively, have been included in the consolidated financial statements. The average record amount of impaired loans during 2006 and 2005 was approximately $86,000 and $0, respectively. The total allowance for loan losses related to these loans was approximately $86,000 and $0 at December 31, 2006 and 2005 respectively. There was no interest income recognized on impaired loans in 2006 and 2005. Nonaccrual loans totaled approximately $0 and $1,900,000 at December 31, 2006 and 2005, respectively. Loans, greater than 90 days past due and accruing interest, totaled approximately $3,417,000 and $1,005,000 at December 31, 2006 and 2005, respectively.

Certain directors and executive officers of the Corporation, and their related interests, had loans outstanding in the aggregate amounts of $5,726,226 and $5,893,530 at December 31, 2006 and 2005, respectively. During 2006 and 2005,
$1,949,430 and $1,649,442 of new loans were made and repayments totaled $2,116,734 and $3,448,742, respectively. Management believes these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

Residential and commercial real estate loans approximating $105,524,564 and $156,516,000 at December 31, 2006 and 2005, respectively were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 5 -  ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------

The allowance for loan losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb loan losses inherent in the portfolio. An analysis of changes in the allowance is presented in the following tabulation as of December 31:

                                            2006          2005          2004
                                        ----------------------------------------
Balance at Beginning of Year            $ 5,665,519   $ 5,641,593   $ 5,289,467
   Charge-offs                             (292,607)     (327,314)     (223,269)
   Recoveries                                96,485       176,240       140,395
   Provision charged to operations          240,000       175,000       435,000
                                        ------------  ------------  ------------
Balance at End of Year                  $ 5,709,397   $ 5,665,519   $ 5,641,593
                                        ============  ============  ============

--------------------------------------------------------------------------------
NOTE 6 - MORTGAGE SERVICING RIGHTS
--------------------------------------------------------------------------------

The unpaid principal balance of mortgage loans serviced for others, which are not included in the accompanying consolidated balance sheets, was $187,409,555, $188,994,081 and $189,519,101 at December 31, 2006, 2005 and 2004, respectively.
For these sold loans, the Bank has recorded mortgage servicing rights, as shown below.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $668,540, $816,630 and $875,703 at December 31, 2006, 2005 and 2004, respectively.

The following is an analysis of the mortgage servicing rights activity for the years ended December 31:

                                                 2006        2005        2004
                                              ---------------------------------
Unamortized cost of mortgage servicing rights
   Balance at beginning of year               $ 887,885   $ 957,565   $ 998,514
   Additions of mortgage servicing rights       164,028     243,919     331,218
   Amortization                                (273,455)   (313,599)   (372,167)
                                              ----------  ----------  ----------
         Balance at End of Year               $ 778,458   $ 887,885   $ 957,565
                                              ==========  ==========  ==========

A valuation allowance for the impairment of mortgage servicing rights was not necessary at December 31, 2006, 2005 or 2004.

                       TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 6 - MORTGAGE SERVICING RIGHTS (CONT.)
--------------------------------------------------------------------------------

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment at December 31, 2006. Future amortization may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

Estimated future amortization by year is as follows:

    2006                                    $    155,696
    2007                                         155,696
    2008                                         155,695
    2009                                         153,313
    2010                                          85,924
    Thereafter                                    72,134
                                            -------------
                                                 778,458
                                            =============
--------------------------------------------------------------------------------
NOTE 7 - PREMISES AND EQUIPMENT
--------------------------------------------------------------------------------

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:
                                                 2006             2005
                                            -------------    -------------
    Land                                    $  5,578,432     $  5,553,509
    Buildings and leasehold improvements      25,888,143       25,419,604
    Furniture and equipment                   12,323,946       11,455,616
                                            -------------    -------------
        Total  - at cost                      43,790,521       42,428,729
    Less: Accumulated depreciation           (23,618,856)     (21,534,094)
                                            -------------    -------------
        Net Premises and Equipment          $ 20,171,665     $ 20,894,635
                                            =============    =============

Depreciation expense amounted to $2,170,182,  $2,223,186 and $2,140,330 in 2006,
2005 and 2004, respectively.


--------------------------------------------------------------------------------
NOTE 8 - ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS
--------------------------------------------------------------------------------

A summary of accrued interest receivable and other assets at December 31 is as follows:

                                                 2006             2005
                                            -------------    -------------
    Accrued interest receivable             $  3,387,665     $  3,078,425
    Other real estate                                  -          129,500
    Federal Reserve Stock                        322,100          322,100
    Prepaids expenses and other assets           742,521          855,753
                                            -------------    -------------
      Total                                 $  4,452,286     $  4,385,778
                                            =============    =============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 9 - DEPOSITS
--------------------------------------------------------------------------------

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $48,515,069 and $50,847,000 at December 31, 2006 and 2005,
respectively.

Scheduled maturities of time deposits was as follows:
                                                                        2006
                                                                  -------------
 Due within one year                                              $  84,197,259
 After one year but within two years                                 16,404,261
 After two years but within three years                               5,128,509
 After three years but within four years                             14,057,638
 After four years but within five years                               5,349,588
                                                                  -------------
        Totals                                                    $ 125,137,255
                                                                  =============
Interest expense on deposits was
  as follows:
                                          2006           2005           2004
 Interest-bearing checking           ------------   ------------   ------------
   accounts                          $  3,313,077   $  2,028,689   $  1,409,405
 Money market accounts                  1,215,610        673,701        366,668
 Savings accounts                         888,246        805,587        766,295
 Time deposit accounts                  4,946,453      3,319,598      2,166,051
                                     ------------   ------------   ------------
        Totals                       $ 10,363,386   $  6,827,575   $  4,708,419
                                     ============   ============   ============

The Bank has one customer with a deposit balance in excess of 5% of total deposits, amounting to approximately $33,690,000 at December 31, 2006. There were no customers with deposit balances in excess of 5% of total deposits at December 31, 2005.

--------------------------------------------------------------------------------
NOTE 10-FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
--------------------------------------------------------------------------------

The Bank has the ability to borrow (purchase) federal funds of up to $85,000,000 under a revolving line-of-credit. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were no federal funds purchased outstanding at December 31, 2006 and 2005, respectively.

The Bank may also borrow through securities sold under repurchase agreements (reverse repurchase agreements). Reverse repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. They are reflected at the amount of cash received in connection with the transaction. The Bank had no borrowings outstanding under the reverse repurchase agreements at December 31, 2006 and 2005, respectively. The Bank pledged U.S. government agencies and municipal obligations whose carrying values were $31,115,139 and $33,110,683 at December 31, 2006 and 2005, respectively, as collateral under a master repurchase agreement. In addition, at December 31, 2006, the Bank could also pledge up to $52,636,238 additional securities as collateral under the existing agreements if needed to obtain additional borrowings. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 11 - OTHER BORROWINGS
--------------------------------------------------------------------------------

Other borrowings consist of accounts due to the Federal Reserve Bank under a $6,000,000 treasury, tax and loan depository agreements. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature on demand. Treasury, tax and loan account balances were $3,470,020 and $2,432,163 at December 31, 2006 and 2005, respectively. Such accounts generally are repaid within one to 120 days from the transaction date and are collateralized by a pledge of investment securities with a carrying value of $6,996,914 and $6,995,043 at December 31, 2006 and 2005, respectively.

--------------------------------------------------------------------------------
NOTE 12 - INCOME TAXES
--------------------------------------------------------------------------------

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components for the year ending December 31:

                                          2006           2005           2004
  Current Taxes                      -------------------------------------------
    Federal                          $  4,332,000   $  4,113,000   $  3,253,000
    State                                 831,500        840,000        788,000
                                     -------------  -------------  -------------
      Total Current Provision           5,163,500      4,953,000      4,041,000
                                     -------------  -------------  -------------
  Deferred Income Taxes (Benefit)
    Federal                              (311,000)      (616,000)      (268,000)
    State                                 (49,000)       (80,000)      (100,000)
                                     -------------  -------------  -------------
      Total Deferred Provision           (360,000)      (696,000)      (368,000)
                                     -------------  -------------  -------------
  Total Provision for Income Taxes   $  4,803,500   $  4,257,000   $  3,673,000
                                     =============  =============  =============

The net deferred income tax assets in the accompanying consolidated balance sheets include the following amounts of deferred income tax assets and liabilities at December 31:

                                                         2006           2005
  Deferred Income Tax Assets                        ----------------------------
    Allowance for loan losses                       $  2,247,000   $  2,229,000
    Excess servicing gains                                 7,000          7,000
    Reserve for health plan                              399,000        300,000
    Depreciation                                         151,000              -
    Other                                                 42,000         37,000
                                                    -------------  -------------
      Deferred Tax Assets before valuation
        allowance                                      2,846,000      2,573,000
    Valuation allowance                                  (79,000)       (82,000)
                                                    -------------  -------------
    Net Deferred Tax Assets                            2,767,000      2,491,000
                                                    -------------  -------------
    Deferred Income Tax Liabilities
      Depreciation                                             -         (1,000)
      Deferred loan fees                                (151,000)      (191,000)
      Mortgage servicing rights                         (306,000)      (349,000)
      Other                                              (55,000)       (55,000)
                                                    -------------  -------------
        Total Deferred Tax Liabilities                  (512,000)      (596,000)
                                                    -------------  -------------
           Net Deferred Income Tax Assets           $  2,255,000   $  1,895,000
                                                    =============  =============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 12 - INCOME TAXES (CONT.)
--------------------------------------------------------------------------------

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes is as follows:

                                               2006                     2005                     2004
                                     -------------------------------------------------------------------------
                                                 % of Pretax              % of Pretax              % of Pretax
                                        Amount      Income       Amount      Income       Amount      Income
                                     -------------------------------------------------------------------------
Reconciliation of statutory
  to effective rates
   Federal income taxes at
    statutory rate                   $ 4,789,662    34.00%    $ 4,489,906    34.00%    $ 4,100,798    34.00%
      Adjustments for
        Tax exempt interest on
          municipal obligations         (361,515)   (2.57)       (561,917)   (4.26)       (726,229)   (6.02)
        Increase in taxes
          resulting from state
          income taxes, net of
          federal tax benefit            516,450     3.67         501,600     3.80         454,080     3.76
        Increase in cash
          surrender value
          of  life insurance            (141,418)   (1.00)       (132,964)   (1.01)       (123,058)   (1.02)
        Other - net                          321        0         (39,625)   (0.29)        (32,591)   (0.27)
                                     ------------   ------    ------------   ------    ------------   ------
Income Tax Provision                 $ 4,803,500    34.10%    $ 4,257,000    32.24%    $ 3,673,000    30.45%
                                     ============   ======    ============   ======    ============   ======


                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 13 - EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

The Bank has a contributory defined-contribution 401(k) retirement plan. This plan covers substantially all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Bank may make regular and matching contributions to the plan each year. In 2006, 2005 and 2004, the Bank provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Bank recorded contributions expense of $351,103, $339,949, and $322,482 in 2005, 2004 and 2003, respectively.

In December 2003, the Corporation adopted a Stock Purchase Plan to aid the Corporation in obtaining and retaining key management personnel by providing them with an opportunity to acquire an ownership interest in the Corporation by purchasing the Company's common stock. The Stock Purchase Plan was terminated in October 2006 by the Board of Directors. Eligibility to participate in the plan was restricted to directors, officers at a position of vice president or above, and certain officers with ten or more years of continuous service. Participants could subscribe to purchase shares annually during January of each year, subject to limitations as defined in the plan, at a price per share equivalent to the most recently established fair market value determined under the Corporation's Automatic Dividend Reinvestment Plan. Common shares subscribed and issued under the plan were 4,300, 6,500 and 18,000 in January of 2006, 2005 and 2004,
respectively

The Bank purchased paid-up life insurance as owner and beneficiary on certain officers and executives to provide the Bank with funds in the event of the death of such individuals and to help recover the cost of employee benefits. Included in the consolidated financial statements is $11,168,940 and $10,753,006 of related cash surrender value as of December 31, 2006 and 2005 respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2006 and 2005


--------------------------------------------------------------------------------
NOTE 14 - OPERATING LEASES
--------------------------------------------------------------------------------

The Corporation leases various banking facilities under operating lease agreements from various companies. Three of these facilities are leased from companies held by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $749,712, $628,911 and $591,632 in 2006, 2005 and 2004, respectively, including
$265,448, $228,477 and $226,415, respectively, on facilities leased from companies held by a director and major shareholder of the Corporation.

At December 31, 2006, the future minimum lease payments for each of the five succeeding years and in the aggregate are as follows:

    2007                            $        713,632
    2008                                     672,632
    2009                                     672,632
    2010                                     488,642
    2011                                     101,502
    Thereafter                                65,100
                                    ----------------
                                    $      2,714,140
                                    ================

Office space at certain facilities is leased to outside parties. Rental income included in net occupancy costs was $1,153,283, $1,186,051 and $1,109,166 for the years ended December 31, 2006, 2005 and 2004 respectively.

--------------------------------------------------------------------------------
NOTE 15 - COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------


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

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2006 and 2005


--------------------------------------------------------------------------------
NOTE 15 - COMMITMENTS AND CONTINGENCIES (CONT.)
--------------------------------------------------------------------------------

A summary of the contract or notional amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2006 and 2005 is as follows:

Financial instruments whose contract amounts represent credit risk:
                                                         2006            2005
                                                     -----------     -----------
Commitments to extend credit                         $86,114,013     $85,973,793
Standby letters of credit                            $ 5,817,841     $ 3,378,554
Forward commitment to sell mortgage loans            $   462,000     $   475,500


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties. The Bank also enters into forward commitments to sell mortgage loans to a secondary market agency.

--------------------------------------------------------------------------------
NOTE 16 - STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

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

     RETAINED EARNINGS

The principal source of income and funds of the Corporation are dividends from the Bank. Dividends declared by the Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by federal regulatory agencies. Under this formula, dividends of approximately $17,795,266 may be paid without prior regulatory approval. Maintenance of adequate capital at the Bank effectively restricts potential dividends to an amount less than $17,795,266.

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

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004

60

--------------------------------------------------------------------------------
NOTE 17 - REGULATORY CAPITAL REQUIREMENTS
--------------------------------------------------------------------------------

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

Quantitative measures established by regulation to ensure capital adequacy requires the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2006 and 2005 the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the regulatory agencies categorized the subsidiary Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the institution's category.

Listed below is a comparison of the Corporation's and the Bank's actual capital amounts with the minimum requirements for well capitalized and adequately capitalized banks, as defined by the federal regulatory agencies' Prompt Corrective Action Rules, as of December 31, 2006 and 2005.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 17 - REGULATORY CAPITAL REQUIREMENTS (CONT.)
--------------------------------------------------------------------------------


                                                                                         To Be Well
                                                                                       CapitalizedUnder
                                                              For Capital Adequacy    Prompt Corrective
                                             Actual                 Purposes          Action Provisions
                                    --------------------------------------------------------------------
                                        Amount      Ratio      Amount      Ratio      Amount     Ratio
                                    --------------------------------------------------------------------
As of December 31, 2006
 Total capital (to risk weighted
  assets)
   Tri City Bankshares Corporation  $ 109,742,000   19.0%   $ 46,260,000    8.0%        N/A        N/A
   Tri City National Bank           $ 105,187,000   18.2%   $ 46,239,000    8.0%   $ 57,799,000   10.0%
 Tier 1 capital (to risk weighted
  assets)
   Tri City Bankshares Corporation  $ 104,033,000   18.0%   $ 23,130,000    4.0%        N/A        N/A
   Tri City National Bank           $  99,477,000   17.2%   $ 23,120,000    4.0%   $ 34,679,000    6.0%
 Tier 1 capital (to average assets)
   Tri City Bankshares Corporation  $ 104,033,000   14.5%   $ 28,776,000    4.0%        N/A        N/A
   Tri City National Bank           $  99,477,000   13.8%   $ 28,766,000    4.0%   $ 35,957,000    5.0%

As of December 31, 2005
 Total capital (to risk weighted
  assets)
   Tri City Bankshares Corporation  $ 104,467,000   19.5%   $ 42,766,000    8.0%        N/A        N/A
   Tri City National Bank           $  99,283,000   18.6%   $ 42,735,000    8.0%   $ 53,419,000   10.0%
 Tier 1 capital (to risk weighted
  assets)
   Tri City Bankshares Corporation  $  98,801,000   18.5%   $ 21,383,000    4.0%        N/A        N/A
   Tri City National Bank           $  93,617,000   17.5%   $ 21,368,000    4.0%   $ 32,052,000    6.0%
 Tier 1 capital (to average assets)
   Tri City Bankshares Corporation  $  98,801,000   13.9%   $ 28,464,000    4.0%        N/A        N/A
   Tri City National Bank           $  93,617,000   13.2%   $ 28,450,000    4.0%   $ 35,563,000    5.0%


                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 18 - CONCENTRATION OF CREDIT RISK
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The estimated fair values of financial instruments at December 31, 2006 and 2005 are as follows:

                                                               2006                                   2005
                                               ------------------------------------   -----------------------------------
                                                                     Estimated Fair                        Estimated Fair
                                                Carrying Amount          Value         Carrying Amount         Value
FINANCIAL ASSETS                               ----------------   -----------------   ----------------   ----------------
    Cash and due from banks                    $     53,615,568   $     53,615,568    $     50,249,590   $     50,249,590
                                               ================   ================    ================   ================
    Federal funds sold                         $     32,567,624   $     32,567,624    $      6,334,444   $      6,334,444
                                               ================   ================    ================   ================
    Held to maturity securities                $    118,312,548   $    116,997,307    $    137,911,201   $    135,891,294
                                               ================   ================    ================   ================
    Non marketable equity securities           $        322,100   $        322,100    $        322,100   $        322,100
                                               ================   ================    ================   ================
    Loans - net                                $    528,946,700   $    527,206,982    $    510,891,444   $    507,155,427
                                               ================   ================    ================   ================
    Cash surrender value of life insurance     $     11,168,940   $     11,168,940    $     10,753,006   $     10.753,006
                                               ================   ================    ================   ================
    Mortgage servicing rights                  $        778,458   $        778,458    $        887,885   $        887,885
                                               ================   ================    ================   ================
    Accrued interest receivable                $      3,387,665   $      3,387,665    $      3,078,425   $      3,078,425
                                               ================   ================    ================   ================
FINANCIAL LIABILITIES
    Deposits                                   $    661,428,241   $    661,418,188    $    639,291,448   $    638,984,849
                                               ================   ================    ================   ================
    Other borrowings                           $      3,470,020   $      3,470,020    $      2,432,163   $      2,432,163
                                               ================   ================    ================   ================
    Accrued interest payable                   $        626,843   $        626,843    $        543,107   $        543,107
                                               ================   ================    ================   ================


The estimated fair value of fee income on letters of credit at December 31, 2006 and 2005 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2006 and 2005.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 19 - Fair Value of Financial Instruments (cont.)
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
NOTE 20 - TRI CITY BANKSHARES CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                            CONDENSED BALANCE SHEETS

                                                           December 31,
                                                -------------------------------
                                                      2006              2005
                                                -------------------------------
ASSETS
  Cash on deposit with subsidiary Bank          $   3,596,334     $   4,246,295
  Premises and equipment - net                      1,499,078         1,516,228
  Investment in subsidiary Bank                    98,231,841        92,314,867
  Other assets - net                                  705,461           723,868
                                                -------------     -------------
         TOTAL ASSETS                           $ 104,032,714     $  98,801,258
                                                =============     =============

STOCKHOLDERS' EQUITY
  Cumulative preferred stock, $1 par
    value, 200,000 shares authorized,
    no shares issued                            $           -     $           -
  Common stock, $1 par value, 15,000,000
    shares authorized, 8,801,813 and
    8,615,527 shares issued and outstanding
    as of 2006 and 2005, respectively               8,801,813         8,615,527
  Additional paid-in capital                       24,651,548        21,233,200
  Retained earnings                                70,579,353        68,952,531
                                                -------------     -------------
         TOTAL STOCKHOLDERS' EQUITY             $ 104,032,714     $  98,801,258
                                                =============     =============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004



--------------------------------------------------------------------------------
NOTE 20 - TRI CITY BANKSHARES CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION(CONT.)
--------------------------------------------------------------------------------

                         CONDENSED STATEMENTS OF INCOME

                                                Years Ended December 31,
                                          -------------------------------------
                                              2006         2005         2004
                                          -------------------------------------
INCOME
 Dividends from subsidiary Bank           $ 3,416,000  $ 2,856,000  $ 2,576,000
 Interest income from subsidiary Bank         199,723      124,571       53,994
 Management fees from subsidiary Bank         546,736      546,000      522,662
                                          -----------  -----------  -----------
     Total Income                           4,162,459    3,526,571    3,152,656
EXPENSES
 Administrative and general - net             792,688      708,812      700,371
                                          -----------  -----------  -----------
Income before income taxes and equity
 in undistributed earnings of
 subsidiary Bank                            3,369,771    2,817,759    2,452,285
 Less:  Applicable income taxes(benefit)        3,000        6,000      (24,000)
                                          -----------  -----------  -----------
Income before equity in undistributed
 earnings of subsidiary                      3,366,771    2,811,759   2,476,285
 Equity in undistributed earnings of
   subsidiary Bank                           5,916,970    6,136,848   5,911,887
                                           -----------  ----------- -----------
     NET INCOME                            $ 9,283,741  $ 8,948,607 $ 8,388,172
                                           ===========  =========== ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004



--------------------------------------------------------------------------------
NOTE 20 - TRI CITY BANKSHARES CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION(CONT.)
--------------------------------------------------------------------------------


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                Years Ended December 31,
                                       ----------------------------------------
                                            2006          2005          2004
                                       ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                           $  9,283,741  $  8,948,607  $  8,388,172
  Adjustments to reconcile net income
    to net cash flows from operating
    activities
  Depreciation                               94,332        96,620        90,803
  Equity in undistributed income of
    subsidiary Bank                      (5,916,970)   (6,136,848)   (5,911,887)
  Other                                      18,407       (14,900)      (79,322)
                                       ------------- ------------- -------------
    Net Cash Flows Provided by
      Operating Activities                3,479,510     2,893,479     2,487,766
                                       ------------- ------------- -------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of premises and
      equipment - net                       (77,186)      (88,861)      (26,434)
                                       ------------- ------------- -------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends paid                       (7,656,919)   (6,623,273)   (5,810,645)
    Common stock issued - net             3,604,634     3,927,386     3,687,167
                                       ------------- ------------- -------------
        Net Cash Flows Used in
          Financing Activities           (4,052,285)   (2,695,887)   (2,123,478)
                                       ------------- ------------- -------------
           Net Change in Cash              (649,961)      108,731       337,854
CASH - BEGINNING OF YEAR                  4,246,295     4,137,564     3,799,710
                                       ------------- ------------- -------------
    CASH - END OF YEAR                 $  3,596,334  $  4,246,295  $  4,137,564
                                       ============= ============= =============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2006, 2005 and 2004


--------------------------------------------------------------------------------
NOTE 21 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------

The following is a summary of the quarterly results of operations for the years ended December 31, 2006 and 2005:

                                      (In thousands, except per share data)
                                              Three Months Ended
                                  ---------------------------------------------
                                  December    September     June        March
2006                                 31           30         30           31
                                  ---------   ---------   ---------   ---------
  Interest income                 $ 10,819    $ 10,485    $  9,964    $  9,656
  Interest expense                  (2,835)     (2,707)     (2,530)     (2,520)
                                  ---------   ---------   ---------   ---------
  Net interest income                7,984       7,778       7,434       7,136
  Provision for loan losses            (60)        (60)        (60)        (60)
  Noninterest income                 2,682       2,789       2,614       2,335
  Noninterest expense               (6,675)     (6,663)     (6,618)     (6,469)
                                  ---------   ---------   ---------   ---------
  Income before income taxes         3,931       3,844       3,370       2,942
  Income taxes                      (1,369)     (1,325)     (1,157)       (952)
                                  ---------   ---------   ---------   ---------
  Net Income                      $  2,562    $  2,519    $  2,213    $  1,990
                                  =========   =========   =========   =========

  Basic earnings per share        $   0.29    $   0.29    $   0.25    $   0.23

2005

  Interest income                 $  9,556    $  9,174    $  8,793    $  8,503
  Interest expense                  (2,264)     (2,025)     (1,789)     (1,553)
                                  ---------   ---------   ---------   ---------
  Net interest income                7,292       7,149       7,004       6,950
  Provision for loan losses           (175)          -           -           -
  Noninterest income                 2,247       2,246       2,235       2,744
  Noninterest expense               (6,406)     (6,160)     (6,031)     (5,889)
                                  ---------   ---------   ---------   ---------
  Income before income taxes         2,958       3,235       3,208       3,805
  Income taxes                        (946)     (1,014)     (1,043)     (1,254)
                                  ---------   ---------   ---------   ---------
  Net Income                      $  2,012    $  2,221    $  2,165    $  2,551
                                  =========   =========   =========   =========
  Basic earnings per share        $   0.23    $   0.26    $   0.26    $   0.30

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