Form 10-K, Exhibit 13
period 2007-12-31
TRI CITY BANKSHARES CORP
filed 2008-03-28
CIK 313337

EXHIBIT 13





Dear Shareholders:

The depositors, employees, directors and shareholders of Tri City Bankshares Corporation were saddened by the unexpected passing of Henry Karbiner, Jr., Chairman of the Board, President and CEO in March 2008. We all mourn the tragic loss of our leader and friend Hank, in whose memory the Board of Directors has dedicated this annual report.

In 2007 Tri City Bankshares Corporation achieved a third consecutive year of record earnings. As a shareholder your investment was rewarded with a 13.6% dividend increase over 2006 which followed a 12.8% dividend increase over 2005. These events were made possible by continued strong earnings.

A long time business depositor, who is also a shareholder in our company, commented recently that a conservative style of management is most evident and successful when the economy ceases to push every business forward. We could not agree more. Our investment portfolio boasts no write downs of mortgage backed securities due to the sub-prime lending crisis. While our loan portfolio has been impacted by the slowdown in the housing market and the economy in general, loan losses and non-performing loans remain low compared to our peer group, allowing Tri City National Bank to consistently rank in the upper tiers of comparative peer performance analyses.

Our focus in 2007 continued to be centered on the customer. This included enhanced training to fully utilize the advantage we enjoy with twenty-one in-store locations and sixteen traditional banking locations. Emphasis on the in-store staff was particularly keen to optimize sales, service and revenue potential. Growth of core deposits, the foundation of our banking subsidiary, is enhanced as we continually improve the performance of all employees.

Ground was broken in September for a new location for the Brown Deer office. The original Brown Deer location, which opened in 1978, was part of the village's approved redevelopment plan. In the spring of 2008 our office will move from 4455 W. Bradley Road to a newly-constructed banking facility less than two blocks away on the corner of Bradley Road and Sherman Blvd.

As we move forward we recognize the importance of the principles upon which Tri City National Bank was founded. We recognize the stability of the corporate management team assembled by Hank Karbiner, five senior management members with over 110 years of service to Tri City. We recognize the commitment of our bankers in all thirty-seven locations, in our check processing center, call center and loan operations center to make our depositors and borrowers the most important aspect of every day. With continued effort these positive attributes ensure the vision of our founder, David A. Ulrich, will endure. Dave's vision was always Hank's goal: a strong, profitable, independent community bank. It will remain our focus going forward. Be assured, the Board of Directors, officers and staff will continue to build your company and enhance your investment.

Very truly yours, TRI CITY BANKSHARES, Inc.

/S/Ronald K. Puetz

Ronald K. Puetz
Acting President, CEO
RKP/kaw

                    Directors and Officers of the Corporation


Directors

Frank J. Bauer          President of Frank Bauer Construction Company, Inc.

William N. Beres        Chief Financial Officer of Wisvest LLC,Vice President of
                        Minergy LLC, and  Director of  Centerpoint-Wispark  Land
                        Company LLC

Sanford Fedderly        Retired Registered Pharmacist

Scott D. Gerardin       Senior  Vice  President  and  General  Counsel  of   the
                        Corporation  and  Senior  Vice  President  and   General
                        Counsel of Tri City National Bank

William Gravitter       President of Hy-View Mobile Home Court, Inc.

Christ Krantz           Vice President  of K.R.K.,  Inc.,  President  of  Krantz
                        Realty, Inc. and Partner in Krantz Partnership Limited

Brian T. McGarry        Retired Vice President of Tri City National Bank

Robert W. Orth          Senior Vice President of the  Corporation and  Executive
                        Vice President of Tri City National Bank

Ronald K. Puetz         Acting  President and  Chief Executive  Officer  of  the
                        Corporation;  President  and  Chief   Operating  Officer
                        of  Tri  City   National  Bank and  Vice  President  and
                        Treasurer of NDC, LLC

Agatha T. Ulrich        Chairman and Director of NDC,LLC, President and Director
                        of the David A. and Agatha T. Ulrich Foundation, Inc.

David A. Ulrich, Jr.    Independent Investor,Retired Vice President and Director
                        of Mega Marts, Inc., Retired Vice President and Director of NDC, Inc. and Director of the David A. and Agatha T.
                        Ulrich Foundation, Inc.

William J. Werry        Retired Unit President of Tri City National Bank

Scott A. Wilson         Senior Vice  President and Secretary of the Corporation,
                        and Executive  Vice President  and Secretary of Tri City
                        National Bank

Officers

Ronald K. Puetz         Acting President and Chief Executive Officer

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

Thomas W. Vierthaler    Vice President and Comptroller

George E. Mikolajczak   Vice President - Human Resources

Gary J. Hafemann        Vice President and Auditor

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides management's discussion and analysis of the audited consolidated financial statements of Tri City Bankshares Corporation (the "Corporation") appearing elsewhere in this report and should be read in conjunction with those financial statements. This discussion focuses on significant factors which affected the Corporation's financial performance in 2007 with comparisons to 2006 and to 2005 where applicable. For all periods presented, the operations of the Corporation's wholly-owned banking subsidiary, Tri City National Bank (the "Bank") contributed substantially all of the Corporation's revenue and expense. Included in the operations of the Bank are the activities of its wholly-owned subsidiaries, Tri City Capital Corporation, Inc. and Title Service of Southeast Wisconsin, Inc.

OVERVIEW

The year ended December 31, 2007 was a significant year for the Corporation and the Bank as it finished 2007 with an all-time high of $790.0 million in total assets and posted record after-tax earnings of $10.0 million. This success was largely attributable to the Bank's continued effort to build its loan portfolio, attract low cost deposits by marketing completely free checking accounts to consumers, and maximize the ancillary revenue available from those new account relationships. The economy, already sluggish in the first half of 2007, slowed even further later in the year as the sub-prime mortgage crisis impacted large investment banks in the United States and worldwide. The Federal Reserve took action in September, October and December with three cuts to the discount rate totaling 1.0%. The Bank's loan growth improved over 2006, with net loan growth of $51.6 million despite the soft housing market and sluggish economy. This growth in the loan portfolio is attributed to additional marketing efforts while expense controls and the Corporation's historically sound credit quality both contributed to the strong consolidated earnings.

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

Forward-looking statements are subject to significant risks and uncertainties. The Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to the factors set forth in Item 1A of the Corporation's Annual Report on Form 10-K .

All forward-looking statements contained in this report or which may be contained in future statements made for or on behalf of the Corporation are based upon information available at the time the statement is made and the Corporation assumes no obligation to update any forward-looking statement.

CRITICAL ACCOUNTING POLICIES

Certain accounting policies require the use of management's judgment. The most significant accounting policy is:

o Establishing the amount of the provision and allowance for loan losses. The Bank evaluates its loan portfolio at least quarterly to determine the adequacy of the allowance for loan losses. Included in the Bank's review are five components: (1) historic losses and allowance coverage based on peak and average loss volume; (2) portfolio trends in volume and composition with attention to possible concentrations; (3) delinquency trends and loan performance compared to our peer group; (4) local and national economic conditions; and (5) quality analysis of non-performing loans identifying charge-offs, potential loss after collateral liquidation and credit weaknesses requiring above-normal supervision. If we misjudge the adequacy of the allowance and experience additional losses, it could reduce earnings as a result.

PERFORMANCE SUMMARY

The Corporation posted record net income of $10.0 million for the year ended December 31, 2007, an increase of $0.7 million or 7.5% from $9.3 million earned in 2006. Basic earnings per share for 2007 were $1.13, a 6.6% increase from 2006 basic earnings per share of $1.06. Return on average assets and return on average equity for 2007 were 1.36% and 9.49%, respectively, compared to 1.31% and 9.23%, respectively, for 2006. Cash dividends of $1.00 per share paid in 2007 increased by 13.6% over cash dividends of $0.88 per share paid in 2006.

o Taxable equivalent net interest income was $33.1 million for 2007, $2.1 million or 6.9% higher than 2006. Taxable equivalent interest income increased $4.1 million while interest expense increased $2.0 million. The increase in taxable equivalent interest income was partially attributable to volume variances with balance sheet growth in commercial and real estate loans adding $2.3 million to interest income. Favorable rate changes also contributed $2.0 million to increased interest income. Re-pricing the Bank's maturing loans and increasing yields on loans with floating rates are the two most common reasons for favorable rate changes in an increasing rate environment. These increases were partially offset by a net decrease of $0.2 million in interest earned on investment securities. On the expense side the increase of $2.0 million in interest paid on deposits and short-term borrowings was primarily attributable to rate with increased yields accounting for $1.3 million and increased deposit balance volume accounting for the remaining $0.7 million. Average earning assets increased $21.2 million to $675.2 million while average interest bearing liabilities increased $27.5 million to $497.7 million.

o Net interest margin for 2007 was 4.90%, compared to 4.73% in 2006. The 17 bp increase is attributable to a 13 bp increase in interest rate spread and a 4 bp higher contribution from net interest free funds.

o Total loans were $586.3 million at December 31, 2007, an increase of $51.6 million (9.7%) from December 31, 2006, primarily due to commercial and residential real estate loan growth and a small increase in real estate construction loans outstanding. Total real estate loans grew $57.1 million (11.7%) and represented 92.8% of total loans at December 31, 2007, compared to 91.1% at December 31, 2006. Commercial loans in the portfolio declined $4.6 million (14.2%) representing 4.76% of total loans at December 31, 2007, compared to 6.09% at year end 2006. Total deposits were $665.8 million at December 31, 2007, an increase of $4.4 million or 0.7% from year-end 2006. The increase in deposits for the year was the net effect of a $13.0 million increase primarily in municipal deposits and retail transaction deposit accounts offset by a decrease of $8.6 million in time deposits.

o Net charge offs were $0.4 million, an increase of $0.2 million from 2006, with the majority of the increase attributable to the real estate mortgage loan portfolio. Net charge offs were 0.07% of average loans compared to 0.04% in 2006. The provision for loan losses increased accordingly to $0.5 million compared to $0.2 million in 2006. Notwithstanding these increases, we believe that asset quality remains strong in the large part because more than 90% of the Bank's loan portfolio is collateralized by local real estate and all loans are originated by the Bank's lenders, and are not brokered or purchased transactions.

o Non-interest income was $11.3 million for 2007, $0.8 million or 8.1% higher than 2006. This increase was the result of an increase in ancillary fees paid by retail deposit account holders. Mortgage banking revenue decreased $0.1 million (19.4%) to $0.4 million in 2007 due to the sluggish real estate market and the resulting decline in the volume of secondary market mortgage transactions.

o Non-interest expense was $28.0 million, up $1.6 million or 6.0% from 2006. Increased personnel expense was the largest contributor, adding $1.2 million due to higher staffing levels, new branch locations and additional staffing commitment within the in-store banking group.

o Income tax expense increased to $5.3 million, up $0.5 million or 10.0% from 2006. The increase reflected the 8.3% improvement in pretax earnings for the year.

INCOME STATEMENT ANALYSIS

Table 1 provides average balances of interest-earning assets and interest-bearing liabilities, the interest income and expense resulting from each, and the calculated interest rates earned and paid. The table further shows net interest income, interest rate spread, and the net interest margin on a taxable equivalent basis for the years ended December 31, 2007, 2006 and 2005.

Table 1

                                        AVERAGE BALANCES AND INTEREST RATES
                                  (Interest rates on a taxable equivalent basis)

                                            2007                           2006                            2005
                                            ----                           ----                            ----
                                                     Yield                          Yield                           Yield
                               Average                 or      Average                or      Average                 or
                               Balance    Interest    Cost     Balance   Interest    Cost     Balance    Interest    Cost
ASSETS (000's)
Interest Earning Assets:

Loans                         $  549,094  $  39,894  7.27  %  $ 515,074  $  35,558  6.90  %  $  494,458  $  30,904  6.25  %
Taxable Investment
    Securities                    88,062      3,617  4.11  %     96,782      3,744  3.87  %      93,327      3,317  3.55  %
Non Taxable
Investment                        29,427      1,673  5.69  %     32,653      1,763  5.40  %      53,502      2,689  5.03  %
Securities
Federal Funds Sold                 8,588        452  5.26  %      9,451        459  4.86  %       1,008         31  3.08  %
                              ----------  ---------           ---------  ---------           ----------  ---------

Total Interest Earning
    Assets                    $  675,171  $  45,636  6.76  %    653,960  $  41,524  6.35  %  $  642,295  $  36,941  5.75  %

Noninterest-Earning Assets:
Other Assets                      57,038                         56,796                          56,481
                              ----------                      ---------                      ----------

TOTAL ASSETS                  $  732,209                      $ 710,756                      $  698,776
                              ==========                      =========                      ==========


LIABILITIES AND EQUITY
(000's)

Interest-Bearing
Liabilities:

Transaction Accounts          $  180,013  $   4,105  2.28  %  $ 157,293  $   3,313  2.11  %  $  128,420  $   2,029  1.58  %
Money Market                      56,449      1,923  3.41  %     46,476      1,216  2.62  %      46,721        674  1.44  %
Savings Deposits                 135,049      1,105  0.82  %    136,404        888  0.65  %     144,673        806  0.56  %
Other Time Deposits              112,222      4,741  4.22  %    125,681      4,946  3.94  %     104,402      3,320  3.18  %
Short-Term Borrowings             13,983        700  5.01  %      4,380        229  5.23  %      24,652        803  3.26  %
                              ----------  ---------           ---------  ---------           ----------  ---------

Total Interest-Bearing
    Liabilities                  497,716     12,574  2.53  %    470,234  $  10,592  2.25  %     448,868  $   7,632  1.70  %
                                          ---------                      ---------                       ---------

Noninterest Bearing
    Liabilities:

Demand Deposits                  128,100                        137,152                         151,508
Other                              1,260                          2,743                           3,307

Stockholders' Equity             105,133                        100,627                          95,093
                              ----------                      ---------                      ----------

Total Liabilities and
   Stockholders' Equity       $  732,209                      $ 710,756                      $  698,776
                              ==========                      =========                      ==========

Net interest earnings and
   interest  rate spread                  $  33,062  4.23  %             $  30,932   4.10%               $  29,309   4.05%
                                          =========  =======             =========  ======               =========  ======

Net interest margin (FTE)                            4.90  %                         4.73%                           4.56%
                                                     =======                        ======                          ======


NET INTEREST INCOME

Throughout the following discussion, "net interest income," "interest rate spread," and "net interest margin" are discussed on a taxable-equivalent basis (except where otherwise indicated).

Net interest income is the Corporation's primary source of income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on interest-bearing deposits and other borrowings, such as the Federal funds purchased through a correspondent bank, used to fund such assets. Net interest income is affected by increasing or decreasing interest rates as well as the mix and volume of both the earning assets and funding deposits. Additionally, the composition and characteristics of such assets and deposits contribute to the sensitivity of the balance sheet to changes in interest rates. Examples of these characteristics include loans with floating rates tied to an index, such as the Bank's reference rate, and the contractual maturities of loans. Similarly, on the deposit side, the ratio of time deposits to deposits with no stated investment term impacts balance sheet sensitivity.

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

Net interest income was $33.1 million for 2007, an increase of $2.1 million or 6.9% from 2006. This increase was a function of growth in the commercial and residential real estate loan portfolios resulting in a higher level of earning assets and favorable interest rate changes with maturing loans re-pricing at rates above the rate charged on the prior note. New business loans also contributed higher yields than in prior years. Net interest margin for 2007 was 4.90% compared to 4.73% for 2006. The 17 basis point ("bp") improvement comprises a 13 bp increase in the interest rate spread (with a 41 bp increase on the yields of earning assets partially offset by a 28 bp increase in cost of deposits and borrowed funds) and a 4 bp increased contribution from net free funds. The increase marks the second consecutive year of margin improvement after three years of margin compression. However, the entire interest rate cycle should be viewed in the context of peer performance where the Corporation's net interest margin continues to rank in the top third of over 1,000 similarly sized banks as ranked by the Federal Financial Institutions Examination Council in its peer analysis, the Uniform Bank Performance Report. Short term interest rates were relatively stable through the first three quarters of 2007 as the Federal Reserve made no changes to the discount rate from June 2006 to September 2007. The Federal Reserve decreased the discount rate three times (an aggregate of 100 bp) during September, November and December 2007 beginning an aggressive rate reduction strategy which continued into 2008.

For 2007 the yield on earning assets increased 41 bp to 6.76%. This overall increase reflects the improvement in loan yields of 37 bp, from 6.90% in 2006 to 7.27% in 2007, as well as increases in the yields earned on investment securities. In 2007 the yield on taxable investment securities increased 24 bp to 4.11% from 3.87% in 2006. The year-end spread between 1 year and 10 year Treasury Constant Maturities was 79 bp with the 1 year yield at 3.42% versus the 10 year yield of 4.21% (as noted in the Federal Reserve Statistical Release H.15 of December 28, 2007). As a result, re-pricing opportunities for maturing Treasury investments with maturities of three to five years improved. Yields on short term investments increased 40 bp to 5.26% in 2007 from 4.86% in 2006. Due to municipal deposits, the Bank was in a net short-term invested position during the first two quarters of 2007 and the 40 bp increase positively affected the net interest earnings. Later in the year (due to decreased municipal deposits) the Bank was in a net short-term borrowed position when short term funding costs decreased 22 bp from 5.23% in 2006 to 5.01% in 2007. As a result, yield changes in short term Federal funds purchased and sold both had a positive impact on net interest income.

Interest paid on interest-bearing liabilities also increased in 2007. Overall funding yields on interest-bearing liabilities increased 28 bp from 2.25% in 2006, to 2.53% in 2007. The increase occurred in four of the five interest-bearing liability categories, as shown in Table 1. Transaction account yields increased 17 bp to 2.28% in 2007 from 2.11% in 2006. Money market deposit yields increased 79 bp to 3.41% in 2007 from 2.62% in 2006. Savings deposit yields (including savings sweep accounts) increased 17 bp to 0.82% in 2007 from 0.65% in 2006. Time deposit yields increased 28 bp to 4.22% in 2007 from 3.94% in 2006. Short term rates already discussed decreased the yield on Corporation's short term (Federal funds purchased) position 22 bp to 5.01% in 2007 from 5.23% in 2006.

Table 2
               INTEREST INCOME AND EXPENSE VOLUME AND RATE CHANGE
                             (Dollars in Thousands)

The following table sets forth, for the periods indicated, a summary of the changes in interest earned (on a fully taxable equivalent basis) and interest paid resulting from changes in volume and rates:

                                         2007 Compared to 2006                      2006 Compared to 2005
                                       Increase (Decrease) Due to                 Increase (Decrease) Due to
(000's)                                --------------------------                 --------------------------
                                      Volume       Rate(1)        Net             Volume       Rate(1)        Net
                                      ------       -------        ---             ------       -------        ---
Interest earned on:
Loans                              $   2,349        1,987       4,336          $   1,289  $     3,365  $    4,654
Taxable investment securities           (337)         210       (127)                123          304         427
Nontaxable investment securities        (174)          84        (90)            (1,048)          122       (926)
Federal funds sold                       (42)          35         (7)                260          168         428
                                   ----------  ----------  ----------          ---------  -----------  ----------

Total interest-earning assets      $    1,796  $    2,316  $    4,112          $     624  $     3,959  $    4,583
                                   ==========  ==========  ==========          =========  ===========  ==========

(000's) Interest paid on:
Transaction accounts                      479         313         792                456          828       1,284
Money market                              261         446         707                (4)          546         542
Savings deposits                          (9)         226         217               (46)          128          82
Other time deposits                     (530)         325       (205)                677          949       1,626
Short-term borrowings                     502        (31)         471              (660)           86       (574)
                                   ----------  ----------  ----------          ---------  -----------  ----------

Total interest-bearing             $      703  $    1,279  $    1,982          $     423  $     2,537  $    2,960
                                   ==========  ==========  ==========          =========  ===========  ==========
liabilities
Increase (decrease) in net
interest Income                                            $    2,130                                  $    1,623
                                                           ==========                                  ==========


(1) The change in interest due to both rate and volume has been allocated to rate changes.

Table 2 shows the year-to-year rate and volume comparisons for interest income and expense. For interest earned on total interest-earning assets, the comparison of 2007 to 2006 shows that volume changes increased taxable equivalent net interest income $1.8 million. Rate changes increased income $2.3 million resulting in a combined increase of $4.1 million in total taxable net interest income. Table 2 also shows rate and volume comparisons for interest expense. The change in interest expense on total interest-bearing liabilities due to volume was $0.7 million for 2007 compared to $0.4 million for 2006. Change due to rate was a significant factor in increased funding cost, contributing $1.3 million additional interest expense for a total increase of $2.0 million interest paid. The increase in net interest income was $2.1 million, the result of $4.1 million increase in interest earned on total interest-earning assets partially offset by the $2.0 million increase in interest paid on total interest-bearing liabilities.

A review of the changes to interest earned due to volume and rate for individual asset categories reveals increases due to loan rate (re-pricing of matured loans in 2007) to be a contributor accounting for $2.0 million of the $4.3 million increase to interest earned on loans. Average loan volume growth of $34.0 million to $549.1 million (as shown in Table 1) was the most significant factor contributing to the $2.3 million increase in interest earned on loans. Interest earned on taxable investment securities exhibited a net decrease of $0.1 million. The average balances of these investments decreased $8.7 million to $88.1 million (as shown in Table 1). This volume change decreased taxable investment security interest income $0.3 million. However, the $0.2 million effect of increased rates partially offset lower volumes. Similarly a decrease in the volume of municipal securities was the primary reason for a net decrease of $0.1 million in interest earned in the nontaxable investment securities asset category. A volume decrease of $3.2 million reduced average balances to $29.4 million (as shown in Table 1) and decreased interest earned by $0.2 million. This decrease was partially offset by a $0.1 million earnings increase due to improved rates.

A review of the changes to interest paid for individual liability categories reveals total increases on transaction accounts and money market accounts of $0.8 million and $0.7 million respectively. Transaction accounts include interest-bearing municipal NOW accounts. The rates paid on these accounts are tied to the federal funds market which was relatively stable through much of 2007, although rate did contribute $0.3 million of the transaction account interest increase. Additionally, the Bank was successful in acquiring several new municipal relationships over the last several years. As a result, interest paid on transaction accounts increased an additional $0.5 million due to volume. Interest paid on money market accounts increased $0.7 million with $0.3 million due to volume increases and $0.4 million due to rate increases. Interest paid on savings accounts (including sweep savings for business customers) increased $0.2 million due to rate increases. The net decrease in interest paid on time deposits was $0.2 million. Average balances decreased $13.5 million to $112.2 million (as shown in Table 1) resulting in a decrease of $0.5 million in interest paid. The Bank maintained competitive pricing of yields paid on certificates of deposit throughout 2007 but did not utilize special pricing offers as in prior years which resulted in some time deposit run-off in 2007. Rate increases on renewing certificates of deposit resulted in increased interest paid of $0.3 million. Interest paid on short-term borrowings, the remaining liability category, increased $0.5 million, all of which was due to volume as the Bank had the need to borrow funds in the second half of 2007 to fund loan demand. All increases in interest expense were necessary to remain competitive in attracting and retaining core deposits to fund the Bank's loan growth.

Table 3
                            SELECTED AVERAGE BALANCES
                             (Dollars in Thousands)

                                                                                            Dollar             Percent
                     ASSETS                              2007              2006             Change              Change
                                                         ----              ----             ------              ------
Loans:
    Commercial                                    $      377,161      $    347,022    $       30,139               8.7  %
    Residential real estate                              144,743           138,069             6,674               4.8  %
    Consumer                                              27,190            29,983            (2,793)             (9.3) %
                                                  --------------    --------------    --------------
       Total Loans                                       549,094           515,074            34,020               6.6  %
                                                  --------------    --------------    --------------
Investment securities:
    Taxable                                               88,062            96,782            (8,720)             (9.0)  %
    Tax-exempt                                            29,427            32,653            (3,226)             (9.9)  %
Short-term investments                                     8,588             9,451              (863)             (9.1)  %
                                                  --------------    --------------    --------------
    Securities and short-term
    investments                                          126,077           138,886           (12,809)             (9.2)  %
                                                  --------------    --------------    --------------
Total earning assets                                     675,171           653,960            21,211               3.2  %
Other Assets                                              57,038            56,796               242               0.4  %
                                                  --------------    --------------    --------------
Total Assets                                      $      732,209    $      710,756    $       21,453               3.0  %
                                                  ==============    ==============    ==============
LIABILITIES &     STOCKHOLDERS' EQUITY
Interest-bearing deposits:
    Savings deposits                              $      135,049    $      136,404    $       (1,355)             (1.0)  %
    Transaction account deposits                         180,013           157,293            22,720              14.4  %
    Money market deposits                                 56,449            46,476             9,973              21.5  %
    Time deposits                                        112,222           125,681           (13,459)            (10.7)  %
                                                  --------------    --------------    --------------
       Total interest-bearing deposits                   483,733           465,854            17,879               3.8  %
Short-term borrowings                                     13,983             4,380             9,603             219.2  %
                                                  --------------    --------------    --------------
Total interest-bearing liabilities                       497,716           470,234            27,482               5.8  %
Noninterest-bearing demand deposits                      128,100           137,152            (9,052)             (6.6)  %
Accrued expenses and other liabilities                     1,260             2,743            (1,483)            (54.1)  %
Stockholders' equity                                     105,133           100,627             4,506               4.5  %
                                                  --------------    --------------    --------------
Total liabilities and
    stockholders' equity                          $      732,209    $      710,756    $       21,453               3.0  %
                                                  ==============    ==============    ==============


As shown in Table 3 average earning assets were $675.2 million in 2007, an increase of $21.2 million (3.2%) from 2006. The loan portfolio contributed $34.0 million of new earning assets, an increase of 6.6%, driven primarily by commercial real estate loan growth. Compared to 2006, the Bank decreased its average securities and short term investments by $12.8 million (9.2%), deploying those funds instead to higher yielding loans. Total average assets increased $21.5 million, or 3.0%.

The increase in average earning assets in 2007 was supported by an increase in average interest-bearing liabilities of $17.9 million, (3.8%) over 2006. This net growth was the result of an increase of $22.7 million (14.4%) in transaction accounts and a $10.0 million (21.5%) increase in money market deposits. This growth was partially offset by the reduction in time deposit balances which decreased $13.5 million (10.7%) between 2006 and 2007. Short term borrowings were used to fund the remainder of asset growth and increased $9.6 million (219%) in 2007. As a result the total increase in interest-bearing liabilities in 2007 was $27.5 million (5.8%) over 2006.

PROVISION FOR LOAN LOSSES

The provision for loan losses in 2007 was $0.5 million versus $0.2 million in 2006 and $0.2 million in 2005. As of December 31, 2007 the allowance for loan losses was $5.8 million compared to $5.7 million at December 31, 2006 and $5.7 million at year-end 2005. Net charge offs for 2007 were $0.4 million compared to
0.2 million for 2006 and $0.2 million for 2005. Net charge offs as a percent of average loans were 0.07%, 0.04%, and 0.03% for 2007, 2006 and 2005, respectively. The ratio of the allowance for loan losses to total loans was 0.98% at December 31, 2007; down from 1.07% at December 31, 2006 and 1.10% at December 31, 2005. Nonperforming loans at December 31, 2007 were $5.6 million compared to $3.4 million at December 31, 2006 and 2.9 million at December 31, 2005. Despite the economic slowdown and mortgage foreclosures challenging the banking industry, we believe that the Bank's loan portfolio quality remains high. Increases in charge offs to $0.4 million and the corresponding increase in the provision for loan loss to $0.5 million this year are due to the adverse effects of the economy, but compare favorably to the Bank's peer group in the FDIC's Uniform Bank Performance Report for the period ending December 31, 2007. In simpler terms, the Bank had 17 properties in foreclosure at that date, up from 8 a year earlier. This is from a base of 4,028 collateralized real estate loans in the Bank's portfolio as of December 31, 2007.

Table 4 summarizes loan loss allowance balances at the beginning and end of each year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, by loan category; additions to the allowance which have been charged to expense; and selected performance ratios.

Table 4
                     SUMMARY OF LOAN CHARGE OFFS, RECOVERIES
                          AND PROVISIONS FOR LOAN LOSS
                             (Dollars in Thousands)

Year Ended December 31,                                     2007           2006           2005           2004            2003
------------------------                                    ----           ----           ----           ----            ----

Balance of allowance for loan losses at beginning
  of period                                            $     5,709    $     5,666    $     5,642      $   5,289       $   5,119
                                                       -----------    -----------    -----------      ---------       ---------
Loans charged-off
  Commercial                                                  (143)          (102)           (97)            (7)             (9)
  Real Estate                                                 (278)           (26)           (50)           (22)           (135)
  Installment                                                 (176)          (165)          (180)          (194)           (195)
                                                       -----------    -----------    -----------      ---------       ---------
Total loans charged-off                                       (597)          (293)          (327)          (223)           (339)
                                                       -----------    -----------    -----------      ---------       ---------
Recoveries of loans previously charged-off:
  Commercial                                                    24             30              2              1               2
  Real Estate                                                    0              0             54             44              35
  Installment                                                  142             66            120             96              52
                                                       -----------    -----------    -----------      ---------       ---------
Total recoveries                                               166             96            176            141              89
                                                       -----------    -----------    -----------      ---------       ---------
Net loans charged-off                                         (431)          (197)          (151)           (82)           (250)
Additions to allowance charged to expense                      480            240            175            435             420
                                                       -----------    -----------    -----------      ---------       ---------
Balance at end of period                               $     5,758    $     5,709    $     5,666      $   5,642       $   5,289
                                                       ===========    ===========    ===========      =========       =========
Ratio of net loans charged-off during the period to
average loans outstanding                                     0.07%          0.04%          0.03%          0.02%           0.06%
                                                       ============   ============   ============     ==========      ==========
Ratio of allowance at end of year to total loans              0.98%          1.07%          1.10%          1.20%           1.28%
                                                       ============   ============   ============     ==========      ==========


The provision for loan loss results from a methodology to assess qualitative and quantitative factors to determine the adequacy of the allowance for loan losses. Factors considered in this analysis include the size of the portfolio, levels of nonperforming loans, historical losses, risk inherent in certain categories of loans, concentrations of loans to certain borrowers or certain industry segments, economic trends, collateral pledged, and other factors which could affect loan losses as discussed in Table 9.

NON-INTEREST INCOME

Total non-interest income was $11.3 million for 2007, an increase of $0.8 million (8.1%) from $10.4 million for 2006. The increase is primarily the result of revenue from service charges and fees on retail deposit accounts increasing $0.8 million in 2007 to $9.1 million compared to $8.2 million in 2006. The amount of such fees recognized are driven by the number of accounts and the activity within those accounts. The Bank's marketing program continued to produce significant new retail account openings over 2006 totals. The courtesy payment of customer overdrafts, resulting in the receipt of overdraft fees, is the primary factor contributing to the revenue increase in 2007, plus continued double digit growth of EZ Pay check card activity resulting in a significant increase in merchant discount paid to the Bank as card issuer. Loan servicing income increased $33,000 on fees generated by payment collection, escrow collection and disbursement for loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC). Competitive pricing of loans for sale in the secondary market, such as FHLMC, in the 2007 rate environment provided little opportunity to sell the assets over par value. As a result, income from the gain on sale of loans decreased $0.1 million. Other non-interest income increased $0.1 million (4.5%).

Table 5
                               NON-INTEREST INCOME

Year Ended December 31,                                         2007               2006                2005
-----------------------                                         ----               ----                ----

Service charges on deposits                           $       9,069,226  $       8,222,625   $       6,724,744
Loan servicing income                                           230,881            197,558             158,564
Net gain on sale of loans                                       171,402            301,515             480,270
Increase in cash surrender value of life insurance              453,755            415,934             391,071
Other income                                                  1,339,678          1,282,538           1,716,861
                                                      -----------------  -----------------   -----------------
Total non-interest income                             $      11,264,942  $      10,420,170   $       9,471,510
                                                      =================  =================   =================


NON-INTEREST EXPENSE

Total non-interest expense for 2007 was $28.0 million, an increase of $1.6 million (6.0%) over 2006.

Table 6
                              NON-INTEREST EXPENSE

Year End December 31,                                           2007               2006                2005
---------------------                                           ----               ----                ----

Salaries and employee benefits                        $      15,803,452  $      14,577,454   $      13,670,042
Occupancy                                                     2,707,894          2,419,437           2,175,588
Furniture and equipment                                       1,819,604          1,851,745           1,805,026
Computer services                                             2,327,097          2,176,339           1,849,486
Advertising and promotional                                     943,358          1,429,781           1,355,937
Regulatory agency assessments                                   246,237            212,913             239,642
Office supplies                                                 650,236            584,596             581,963
Other expenses                                                3,519,414          3,172,262           2,808,596
                                                      -----------------  -----------------   -----------------
Total non-interest expense                            $      28,017,292  $      26,424.527   $      24,486,280
                                                      =================  =================   =================


Salaries and employee benefits increased $1.2 million (8.4%) to $15.8 million compared to 2006. This increase was primarily due to additional staffing for in-store locations and the addition of commercial loan marketing positions. Occupancy expenses increased $0.3 million (11.9%) to $2.7 million as a result of increased rent and utility expenses. Equipment expenses decreased $30,000 (1.7%) to 1.8 million. Computer service expense increased $0.2 million (6.9%) due primarily to enhanced services for the Bank and additional new account volume. Advertising expense decreased $0.5 million (34%) to $0.9 million in 2007 as the Bank discontinued television advertisements, electing to utilize direct mail marketing as its primary promotional strategy. Assessments and supply overhead remained relatively unchanged from 2006 to 2007. Other non-interest expenses increased $0.3 million (10.9%) to $3.5 million compared to 2006. Costs associated with higher volumes of new accounts such as postage and internet usage by new customers accounted for much of the increase along with additional business development costs associated with commercial loan marketing.

INCOME TAXES

Income tax expense for 2007 was $5.3 million up $0.5 million (10%) from 2006 income tax expense of $4.8 million. The Corporation's effective tax rate (income tax expense divided by income before income taxes) was 34.6% in 2007, 34.1% in 2006 and 32.2% in 2005. The increase in the effective tax rate for 2007 was primarily due to the growth in pre-tax income between 2006 and 2007.

                             BALANCE SHEET ANALYSIS
LOANS

Total loans were $586.3 million at December 31, 2007, an increase of $51.6 million, or 9.7%, from 2006. Loans originated by the Bank are loans to small businesses and individuals in the communities served in the greater Milwaukee market. Although the legal lending limit of the Bank was over $16 million as of December 31, 2007, the Bank's primary customers were borrowers with credit needs of $5 million or less. In fact, most borrowers' credit relationships total less than $1 million.

The following table presents information concerning the composition of the Bank's loans held for investment at the dates indicated.

Table 7
                           LOAN PORTFOLIO COMPOSITION
                             (Dollars in Thousands)

Year ended December 31,
                            2007                 2006                  2005                 2004                 2003
                   -------------------  -------------------    -------------------  ------------------   --------------------
                                  % of                % of                   % of                 % of                 % of
                     Amount      Total    Amount      Total       Amount     Total     Amount     Total     Amount     Total
                     ------      -----    ------      -----       ------     -----     ------     -----     ------    ------
Commercial         $  27,927     4.76%  $ 32,545      6.09%    $  26,463     5.12%  $  27,404     5.82%  $  27,658     6.71%
                   ---------    ------  --------     ------    ---------   -------  ---------   -------   ---------   ------
Real estate:
 construction         44,042     7.51     42,180      7.89        60,178    11.65      44,502     9.44      38,609     9.37
  Real estate-
    mortgage:
 Single family       227,362    38.78    208,048     38.91       198,828    38.49     189,786    40.27     160,934    39.03
  Multi-family        28,871     4.93     15,794      2.95        11,386     2.20      10,092     2.14       8,271     2.01
  Commercial
    real estate      243,923    41.61    221,080     41.35       201,349    38.98     174,223    36.97     150,270    36.45
                   ---------   -------   --------   ------     ---------   -------  ---------   -------  ---------   -------
Total real
  estate             544,198    92.83    487,102     91.11       471,741    91.32     418,603    88.82     358,084    86.86
Installment           14,153     2.41     15,009      2.81        18,353     3.56      25,238     5.36      26,533     6.43
                   ---------   -------   --------   ------     ---------   -------  ---------   -------  ---------   -------
Total loans        $ 586,278   100.00%   $534,656   100.00%    $ 516,557   100.00%  $ 471,245   100.00%  $ 412,275   100.00%
                   =========   =======   ========   =======    =========   =======  =========   =======  =========   =======


As Table 7 indicates, commercial loans were $27.9 million at year end 2007, down $4.6 million (14.2%) from year-end 2006 and comprise 4.8% of the total loan portfolio. With less than 5.0% of its portfolio in commercial and industrial loans, a sluggish 2007 economy did not substantially affect the Bank's lending practices. Commercial loans are collateralized by general business assets such as equipment, receivables and inventory and have no real estate component.

Real estate construction loans increased $1.9 million, or 4.4% to $44.0 million, representing 7.5% of the total loan portfolio at the end of 2007, compared to $42.2 million or 7.9% of the total loan portfolio at the end of 2006 and $60.2 million or 11.7% of the total loan portfolio at the end of 2005. Loans in this category include loans to individuals for construction of owner-occupied single family residences but consist primarily of loans to developers for the acquisition or development of commercial real estate and residential subdivisions. Real estate construction loans of this type are generally larger in size and involve greater risks than residential mortgage loans because payments depend on the success of the project or the successful management of the property. The soft real estate market and resulting increased inventories of residential real estate lots decreased demand for development loans in 2006 and 2007. We seek to make real estate development loans to developers who are well known to the Corporation, have prior successful project experience, are well-capitalized and have adequate outside liquidity to support the project in the event actual performance is less than projected. Loans are made primarily to customers in our southeastern Wisconsin market who have experience and knowledge of the local economy. These developers have curtailed their inventory from the robust market of 2004 and 2005 resulting in lower volumes in real estate construction loans.

Residential real estate loans (single family and 2-4 family dwellings) totaled $227.4 million, an increase of $19.3 million or 9.3% over 2006. These single and 2-4 family mortgage loans represented 38.8% of the Bank's total loan portfolio, compared to 38.9% at year end 2006. These loans are primarily made to area residents and are concentrated in Milwaukee, Waukesha, Racine and Ozaukee counties and represent the second largest component of the Bank's portfolio. We believe that these are generally our lowest-risk loans with individual credits averaging approximately $85,000 and no single loan exceeding $1 million. They provide a foundation for cross-selling other retail banking products and have always been a staple of the loan portfolio. Loans in this category are generally made with maturities of one, two or three years to provide a re-pricing opportunity to the Bank when rates move. Amortization periods offered to customers range from 20 to 25 years depending on equity and loan-to-value ratios. Customers seeking long-term rate locks are offered secondary market products where rates can be fixed for 15, 20 or 30 years. These loans are then sold and, as a result, do not impact the portfolio yields.

Multi-family real estate loans increased $13.1 million (82.8%) to $28.9 million, representing 4.9% of the total loan portfolio at December 31, 2007 compared to $15.8 million (3.0%) at year end 2006. The loans in this category are collateralized by properties with more than four family dwelling units. The Corporation remains conservative in requiring equity ample to sustain reasonable debt service coverage in the event of interest rate pressure. Loans in this category typically have maturities of three, four or five years and are amortized over 15 to 20 years.

Commercial real estate loans (non-residential real estate loans) increased $22.8 million (10.3%) to $243.9 million at December 31, 2007, compared to $221.1 million at year end 2006. This class of loans makes up the largest component of the loan portfolio at 41.6%, slightly greater than single family mortgage loans at 38.8% of the loan portfolio as of year-end 2007. The Corporation's efforts are focused on owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in its market areas. The Corporation's $16.2 million legal lending limit permits it to compete for activity in the middle market segment, but management prefers to seek small businesses as its target borrower. Loans to such businesses are approved based on the creditworthiness, economic feasibility and cash flow abilities of the borrower. As displayed in Table 4, the loan loss experience of the Corporation has historically been favorable.

Total real estate loans increased $57.1 million, or 11.7%, to $544.2 million at December 31, 2007. Such loans account for 92.8% of the Corporation's total loan portfolio in 2007 and, as previously discussed, are a key driver of the Corporation's earning assets.

Installment loans declined $0.8 million, or 5.7%, to $14.2 million at year end 2007 compared to $15.0 million at December 31, 2006. The decrease in installment lending is because regular retail / consumer lending is no longer a growth area. These retail loans are highly competitive with the automobile industry offering incentive pricing and financing. Additionally the home equity market is highly competitive in the area of low equity or no equity loans. The Bank promoted its standard 80% loan-to-value Home Equity Line of Credit ("HELOC") product with some success in 2007, but the portfolio declined as amortization exceeded advances.

To ensure credit quality, overall credit management requires sound loan underwriting and administration, systematic monitoring of existing loans, effective loan review, early identification of problem loans, an adequate allowance for loan losses and valid non-accrual and charge off policies.

The Corporation has continued to improve its credit risk management process. The fundamental control is a detailed underwriting process which includes weekly credit review meetings to allow quick approvals and senior lender review. Periodic reviews of borrowers' loans and relationships occur as dictated by the type of credit. Single family amortizing real estate loans may only be reviewed every three years at note maturity, whereas a commercial facility is reviewed at least annually. The Bank's centralized loan operation center ("Loan Ops") was upgraded and moved to a larger facility in the lower level of the West Allis banking facility, located at 10909 W. Greenfield Avenue. This location is centrally located for the metropolitan offices and offers expanded space to support the growth experienced in our loan portfolio. The Loan Ops serve all branch loan officers and control documentation, preparation, servicing and exception tracking. During 2007, Loan Ops also completed a project providing remote distribution (print-back) to the Bank's branch locations via its wide area telecommunications network. Document preparation remains a centralized function, but electronic distribution eliminates the need for courier delivery of loan papers to the loan offices.

Loan maturity distribution and interest rate sensitivity are displayed in Table 8 below. Since over 92% of the loan portfolio is collateralized by real estate as shown in Table 7, Table 8 has not been divided by loan classification. As of December 31, 2007, $549.0 million or 93.6% of the total loan portfolio is subject to re-pricing within a three year period as a result of the Bank's use of one, two and three year notes as the primary loan instruments. Of this total, $263.7 million or 45.0% is subject to re-pricing in one year or less, which is a positive factor in a rising rate environment.

Table 8

            LOAN MATURITY DISTRIBUTION AND INTEREST RATE SENSITIVITY

      Subject to Re-pricing Within Amount

      0 - 90 days                 $     150.8    Million
      91 - 365 days                     112.9    Million
                                  -----------
      1 year                            263.7    Million
      3 years                           285.3    Million
      5 years                            33.3    Million
      Over 5 years                        4.0    Million
                                  -----------
               Total Loans        $     586.3    Million
                                  ===========

ALLOWANCE FOR LOAN LOSSES

The loan portfolio is the primary asset subject to credit risk. Credit risk is controlled and monitored through the use of lending standards, management's close review and underwriting of potential borrowers, and on-going review of loan payment performance. Management of credit risk and minimization of loan losses is a high priority of senior management. Active asset quality administration, including early problem loan identification and timely resolution aids in the management of credit risk and minimization of loan losses.

Table 9 summarizes loan loss allowance balances at the beginning and end of each year, changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, additions to the allowance which have been charged to expense and selected performance ratios.

Table 9
                       SUMMARY OF ALLOWANCE FOR LOAN LOSS
                             (Dollars in Thousands)

Year ended December 31,                                 2007           2006          2005          2004           2003
-----------------------                                 ----           ----          ----          ----           ----
Balance of allowance for loan losses at
   Beginning of period                              $     5,709    $     5,666   $     5,642   $    5,289    $     5,119
                                                    -----------    -----------   -----------   ----------    -----------
Total loans charged-off                                   (597)          (293)         (327)         (223)         (339)
Total recoveries                                            166             96           176           141            89
                                                    -----------    -----------   -----------   -----------   -----------
Net loans charged-off                                     (431)          (197)         (151)          (82)         (250)
Additions to allowance charged to expense                   480            240           175           435           420
                                                    ------------   -----------   -----------   -----------   -----------
Balance of allowance for loan losses at
   end of period                                    $     5,758    $     5,709   $     5,666   $     5,642   $     5,289
                                                    ===========    ===========   ===========   ===========   ===========

Year ended December 31,                                  2007          2006          2005          2004           2003
-----------------------                                  ----          ----          ----          ----           ----
Total Loans                                         $   586,278    $   534,656   $   516,556   $   471,245   $   412,275

Total non-performing loans                          $     5,612    $     3,417   $     2,910   $     1,963   $     1,461
Ratio of allowance for loan losses to total
   non-performing loans                                     1.0            1.7           1.9           2.8          3.6
Ratio of net loans charged-off (recoveries)
   during the period to average loans
   outstanding                                            0.07%           0.04%         0.03%         0.02%        0.06%
Ratio of allowance at end of year to total
   loans                                                  0.98%           1.07%         1.10%         1.20%        1.28%


The allowance for loan losses represents management's estimate of an amount adequate to provide for probable credit losses in the loan portfolio. To assess the adequacy of the allowance for loan losses, management uses significant judgment focusing on determining the specific allowance to be applied to loans that are identified for evaluation on an individual loan basis. In addition, loans are analyzed on an aggregate basis, using risk characteristics that are common to groups of similar loans. The factors that management considers include asset quality trends, trends in loan volume, terms and documentation, the impact of changes to lending policies, procedures or practices, the experience, ability and depth of management and staff, economic trends, industry conditions and concentrations of credit.

At December 31, 2007 the allowance for loan losses was virtually unchanged compared to year-end 2006 and year-end 2005. As of December 31, 2007, the allowance for loan losses to total loans was 0.98% and covered 1.0 times nonperforming loans, compared to an allowance of 1.07% covering 1.7 times non-performing loans at December 31, 2006 and an allowance of 1.10% covering 1.9 times of non-performing loans at December 31, 2005. As of December 31, 2007 total loans have grown to $586.3 million from $534.7 million as of December 31, 2006 and $516.6 million as of December 31, 2005. Non performing loans were $5.6 million or 0.96% of total loans as of December 31, 2007 as compared to $3.4 million or 0.64% at year end 2006 and $2.9 million or 0.56% at year end 2005. Net charge offs were $431,000, $197,000, and $151,000 for 2007, 2006, and 2005
respectively. Loans charged off are subject to continuous review, and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses.

Table 10 summarizes the allowance for loan losses by loan type.

                       ALLOWANCE FOR LOAN LOSS COMPONENTS
                             (Dollars in Thousands)
Table 10

                                                       December 31, 2007             December 31, 2006
                                                           % of Loans                    % of Loans
                                                             in each                       in each
         Balance applicable to:                Amount       Category         Amount       Category
                                               ------       --------         ------       --------
Domestic
  Commercial, financial,   agricultural   $   467,060          4.8%     $   562,682          6.1%
  Real estate-construction                $   836,502          7.5%     $   893,973          7.9%
  Real estate-commercial   mortgage       $ 2,756,306         46.5%     $ 2,542,770         44.3%
  Real estate-residential  mortgage       $ 1,627,296         38.8%     $ 1,587,549         38.9%
  Installment loans to individuals        $    70,763          2.4%     $   122,423          2.8%
                                          -----------       -------     -----------       -------
  TOTAL                                   $ 5,757,927        100.0%     $ 5,709,397        100.0%
                                          ===========       =======     ===========       =======


Although Table 10 summarizes the allowance by loan type for the years 2007 and 2006, the percentage mix is representative of the years 2005, 2004 and 2003. The Bank's loans have always been predominantly collateralized by real estate as shown in Table 7.

The allowance considers specific loans, changes in the size and character of the loan portfolio, changes in the levels of impaired and non-performing loans, historical losses in each category, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, and the fair value of underlying collateral. Because assumptions and conditions used to estimate the allowance for loan losses is subject to change, the components shown in Table 10 above are not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance for loan losses is available to absorb losses from any segment of the portfolio.

At December 31, 2007, as can be seen in Table 10 above, 7.5% of the allowance was related to collateralized real estate secured construction loans, 46.5% was related to collateralized real estate commercial mortgage loans and 38.3% was related to collateralized real estate residential mortgage loans. Real estate loans approved by the Bank generally have 20% equity requirements and historically result in less loss than loans collateralized by other types of assets.

Although significant growth in total loans continued during 2007, underwriting standards were maintained. Historical levels of loan losses are regarded by management as being favorable to our peers in the industry. This can be attributed to the fact that over 92% of our loan portfolio is collateralized by real estate. Credit administration remains a high priority, with management monitoring the Corporation's loan portfolio to identify potential loan loss situations and to address any weaknesses promptly. Management believes the allowance for loan losses to be adequate at December 31, 2007.

INVESTMENT SECURITIES PORTFOLIO

The investment securities portfolio is intended to provide the Corporation with adequate liquidity, flexibility in asset/liability management, a source of stable income, and is structured to have minimum credit exposure to the Corporation. It is the practice of the Corporation to hold securities to maturity.

Table 11
                         INVESTMENT SECURITIES PORTFOLIO
                             (Dollars in Thousands)


Year ended December 31,                        2007                         2006                           2005
                                               ----                         ----                           ----
Investment securities                Amortized     Percentage     Amortized     Percentage     Amortized     Percentage
held-to-maturity                        Cost        of Total         Cost        of Total         Cost        of Total
                                        ----        --------         ----        --------         ----        --------
Obligations of:
  States and political
subdivision (non-taxable)           $   34,126         30.9%     $   24,190         20.4%     $   41,178         29.9%
  States and political
  subdivisions (taxable)                 6,088          5.5%          3,499          3.0%     $    4,412          3.2%
  U.S. government sponsored
entities                                70,337         63.6%         90,624         76.6%         92,321         66.9%
                                    ----------                   ----------                   ----------
   Total investment  securities     $  110,551        100.0%     $  118,313        100.0%     $  137,911        100.0%
                                    ============                 ==========                   ==========

Fair value of investment
securities                          $  111,160                   $  116,997                   $  135,891
Total assets at year end            $  790,027                   $  772,248                   $  743,692
Average earning assets              $  675,171                   $  653,960                   $  642,295


The total investment securities portfolio decreased $7.8 million (6.6%) to $110.6 million at December 31, 2007, compared to $118.3 million at year-end 2006 and $137.9 million at year-end 2005. At December 31, 2007 the total carrying value of investment securities represented 14.0% of total assets, compared to 15.3% at year-end 2006 and 18.6% at year-end 2005.

The total states and political subdivisions (municipal) increased $12.5 million (45.2%) to $40.2 million at December 31, 2007 compared to $27.7 million at year-end 2006 and $45.6 million at year-end 2005. The shift in investment mix back to municipal securities from U.S. government sponsored entities is the result of the Corporation taking advantage of better tax equivalent yields. Municipal investments (non-taxable and taxable) represent 36.4% of total investment securities at December 31, 2007 compared to 23.4% and 33.1% respectively in 2006 and 2005. Management maintains overall quality as well as addresses its asset/liability management concerns by limiting purchases to rated investments of high quality or, on a limited basis, well known local non-rated issues. Diversity in the portfolio is maintained by limiting the amount of investment that may be made in any single issuer in the municipal category. At December 31, 2007, the Corporation's securities portfolio did not contain any obligations of any single issuer that were payable by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 3.6% of stockholders' equity.

Investments in securities of US government sponsored entities decreased $20.3 million (22.4%) to $70.3 million at December 31, 2007 compared to $90.6 million at year-end 2006 and $92.3 million at year-end 2005. Investments are limited to three US government sponsored entities (GSE's); the Federal Home Loan Bank, the Federal National Mortgage Association, and the Federal Home Loan Mortgage Corporation. Investments in GSE securities represent 63.6% of total investment securities at December 31, 2007, compared to 76.6% and 66.9% respectively in 2006 and 2005.

The following table sets forth the maturities of investment securities at December 31, 2007, the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security) and the tax-equivalent adjustment used in calculating the yields.

Table 12
              INVESTMENT SECURITIES PORTFOLIO MATURITY DISTRIBUTION
                             (Dollars in Thousands)

                                                                                  Maturity
                                                       ----------------------------------------------------------------
                                                                                  After One              After Five
                                                         Within One Year       Within Five Years      Within Ten Years
                                                        Amount      Yield      Amount      Yield      Amount      Yield
 Obligations of:                                        ------      -----      ------      -----      ------      -----

  States and political subdivisions (non-taxable)      $  7,856     5.79%     $ 25,039     5.86%     $   1,231    5.48%
  States and political subdivisions (taxable)             2,005     5.55%        4,083     5.36%             -       -%
  U.S. government sponsored entities                     46,550     3.56%       23,787     4.83%             -       -%
                                                       --------               --------               ---------

                                                       $ 56,411               $ 52,909               $   1,231
                                                       ========               ========               =========
  Tax equivalent adjustment for
        calculation of yield                           $    169               $    507               $      23


Investment securities are generally purchased with maturities of three to five years. As indicated in Table 12, $56.4 million or 51.0% of total investment securities mature within one year. Most of the remainder of the investment portfolio, $52.9 million or 47.9% matures after one year and within five years. Only $1.2 million or 1.1% of the investment securities have a maturity extending beyond 5 years. Expected maturities will differ from contractual maturities, as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note: The weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a tax rate of 34%.

DEPOSITS

Deposits are the Corporation's largest source of funds. The Bank competes in the metropolitan Milwaukee market with other financial institutions such as banks, thrifts and credit unions, as well as non-bank institutions, for retail and commercial deposits. Additionally, it competes for deposits with investment alternatives such as mutual funds and brokerage houses. The Bank continues to market its checking accounts and has had continued success in 2007 with a new product line introduced in 2005 that includes completely free checking (non-interest bearing), several options for interest-bearing checking and "Investor Checking", a tiered product offering the highest yield to customers with checking balances over $25,000. The interest-bearing checking options offered are desirable to the Bank as low cost core deposit growth. Consumers earn interest, but the yields paid in this marketplace on such products are low when compared to other funding costs.

Table 13

       AVERAGE DAILY BALANCE OF DEPOSITS AND AVERAGE RATE PAID ON DEPOSITS
                             (Dollars in Thousands)

Year ended December 31,                             2007                      2006                      2005
----------------------                   -----------------------   -----------------------   -----------------------
                                             Average     Average       Average     Average       Average     Average
                                             Amount       Rate         Amount       Rate         Amount       Rate

Noninterest-bearing demand deposits      $  128,100                $  137,152                $  151,508

Interest-bearing demand deposits            180,013       2.28%       157,293       2.11%       128,420       1.55%
Money market accounts                        56,449       3.53         46,476       2.79         46,721       1.52
Savings                                     135,049       0.82        136,404       0.66        144,673       0.57
Time deposits (excluding time
certificates of deposit of
$100,000 or more)                            71,013       4.90         77,166       4.43         53,555       4.18
Time deposits ($100,000 or more)             41,209       3.06         48,515       3.14         50,847       2.12
                                         ----------                ----------                ----------
                                         $  611,833                $  603,006                $  575,724
                                         ==========                ==========                ==========


At December 31, 2007 average daily deposits were $611.8 million, an increase of $8.8 million or 1.5% over December 31, 2006. As indicated in Table 13, average non-interest bearing demand deposits decreased $9.0 million (6.6%) to $128.1 million at December 31, 2007. Personal checking account average balances decreased $8.2 million accounting for nearly all of the decline. In addition to normal attrition, 2007 saw continued conversion of long-time customers to interest-bearing checking accounts in the Bank's new product line, offering "completely free checking". These accounts pay an interest rate of 0.25% and are very desirable core deposits whether new or converted. This component of interest-bearing deposits increased $14.7 million (50.5%) to $43.9 million at December 31, 2007. This increase resulted from the shift from non-interest bearing demand deposits and new retail account growth. The remainder of the increase is primarily attributable to municipal deposit account balance growth. Interest-bearing municipal NOW accounts increased $6.9 million (28%) to $31.6 million. Interest paid on these larger deposits is at competitively bid rates tied to federal funds. The total average daily balance for interest-bearing NOW accounts increased $22.7 million (14.4%) to $180.0 million for the year ending December 31, 2007 compared to $157.3 million at December 31, 2006. As displayed in Table 13, the average rate in 2007 for interest bearing checking is 2.28% up from 2.11% in 2006 and 1.55% in 2005. The average daily balance of money market deposit accounts increased $10.0 million to $56.4 million at December 31, 2007 compared to $46.4 million at year-end 2006 and $46.7 million at year-end 2005. The yield on money market deposits also increased steadily to 3.53% for 2007, up from 2.79% in 2006 and 1.52% in 2005. The Bank offered higher rates to depositors with larger balances during 2007 and 2006. The average daily balance of savings accounts decreased $1.4 million (1.0%) to $135.0 million for the year ended December 31, 2007. Based on funding needs the Bank's rate offerings on time deposits were competitive, but not market leaders. As a result, the average daily balance of time deposits decreased a total of $13.5 million (10.7%) to $112.2 million at year-end 2007, compared to $125.7 million at year end 2006. Within that total, certificates of deposit over $100,000 decreased $7.3 million (15.0%) to $41.2 million from $48.5 million and time deposits less than $100,000 decreased $6.2 million (8.0%) to $71.0 million from $77.2 million at year-end 2007 compared to year-end 2006. The yield on time deposits of $100,000 and more was 3.06% in 2007, down slightly from 3.14% in 2006. The Bank does not bid on large local or brokered time deposits, rather generates core deposits to fund earning assets and has never relied on brokered deposits for growth. At December 31, 2007 there were no brokered deposits in the Bank. The yield on time deposits excluding deposits of $100,000 or more increased to 4.90% in 2007 up from 4.43% in 2006 due to the renewal of existing deposits at higher rates.

Table 14 indicates the maturity distribution of all time deposits in amounts of $100,000 and greater. Deposits twelve months or less account for $25.4 million, or 61.5% of the total. Deposits maturing after one year through six years account for $15.8 million or 38.5% of the total at December 31, 2007. With a flattened yield curve few depositors opt for longer term time deposits.

 Table 14

                              MATURITY DISTRIBUTION
                    DEPOSITS IN AMOUNTS OF $100,000 AND OVER
                             (Dollars in Thousands)

December 31, 2007:

           Three months or less                        $    6,111,498
           After 3 through 6 months                         6,601,467
           After 6 through 12 months                       12,650,297
           After 1 year through 2 years                     3,698,096
           After 2 years through 3 years                    5,414,972
           After 3 years through 4 years                    3,664,442
           After 4 years through 6 years                    3,068,141
                                                       --------------
                                                       $   41,208,913
                                                       ==============

OTHER FUNDING SOURCES

The Bank meets daily funding needs through other short-term borrowings; principally its Federal funds purchased facilities with two correspondent banks and its treasury, tax and loan facility with the U.S. Treasury. The Bank had Federal funds purchased in the amount of $12.9 million at year end 2007 compared to no Federal funds purchased at year end 2006. Treasury, tax and loan borrowings totaled $2.2 million and $3.5 million at year end 2007 and 2006, respectively. The Federal funds purchased facility is a non-collateralized demand borrowing. The treasury tax and loan notes are demand notes representing secured borrowings from the U.S. Treasury, collateralized by qualifying securities. The funds are placed with the Bank at the discretion of the U.S. Treasury and may be called at any time. See also the "Liquidity" section below.

LIQUIDITY

The objective of liquidity management is to ensure that the Corporation and the Bank have the ability to generate sufficient cash or cash equivalents in a timely and cost efficient manner so as to meet the commitments as they fall due. Funds are available from a number of sources, primarily from core deposits and loan and security repayments and/or maturities. If needed, additional liquidity can come from the sale of portfolio securities or loans, lines of credit with major banks and the Bank's ability to acquire deposits.

It has been management's practice not to sell loans or securities prior to maturity. The use of its credit facilities has been the principal source of funding for liquidity when needed. At year-end 2007, the Bank had a combined $85 million Federal funds purchased facility approved with two correspondent banks and has the ability to borrow an additional $32.3 million under reverse repurchase agreements. Management has avoided the use of brokered deposits, however the Bank has, through its normal day-to-day activity, developed deposit relationships with a number of local government entities and has pledged securities and loans to these depositors to meet their securitization requirements. The Bank's free securities available for the reverse repurchase agreements are in addition to securities pledged to specific depositors. The Bank continues to attract deposits through offering competitive deposit rates while offering a high level of service through extended hours, seven days per week banking and its thirty-seven locations in the Milwaukee metropolitan area.

OFF-BALANCE SHEET ARRANGEMENTS

The Bank utilizes certain derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Bank does not use interest rate contracts (e.g. swaps) or other derivatives to manage interest rate risk and has none of these instruments outstanding. The Bank does have, through its normal operations, loan commitments and standby letters of credit outstanding as of December 31, 2007 in the amount of $81.5 million and $3.8 million respectively. These are further explained in
Note 15 of Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. Market risk in the form of interest rate risk is measured and managed through the asset/liability management system. The Corporation uses financial modeling techniques that measure the sensitivity of future earnings due to changing rate environments to measure interest rate risk. Policies approved by the Board of Directors limit exposure of earnings at risk. General interest rate movements are used to develop sensitivity models and monitor exposure through twelve months. These limits are based on the Corporation's exposure to a 100 bp and 200 bp immediate and sustained parallel rate movement, either upward or downward.

The Corporation's and the Bank's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Corporation's and the Bank's transactions are denominated in United States dollars, with no specific foreign exchange exposure.

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

Interest Rate Risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Appropriately managing this risk can have a significant impact on the Corporation's profitability and stockholder value. However, excessive levels of IRR could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Corporation's safety and soundness.

When assessing IRR, the Corporation seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to consistently maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Corporation to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and, where appropriate, asset quality.

Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Corporation's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Corporation seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing or selling assets.

Several ways in which we manage IRR are: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities by shortening terms of new loans or investments. The Corporation, through the Bank, has employed all these strategies in varying degrees. Other strategies for managing IRR include interest rate hedging transactions, swaps, future contracts and other derivative financial instruments. We have never employed these vehicles.

Table 15
                             CONTRACTUAL OBLIGATIONS
                             PAYMENTS DUE BY PERIOD
                                 (In Thousands)

                                            Less Than      One to        Three to       More than
  Contractual Obligations           Total    One Year    Three Years    Five Years     Five Years
  -----------------------           -----    --------    -----------    ----------     ----------
Certificates of Deposit and
  Other Time Deposits           $ 116,519    $ 82,093    $    24,965    $    7,400     $    2,061
Short-Term Debt Obligations        15,022      15,022             -              -              -
Minimum Operating Lease
  Obligations                       2,623         822          1,469           300             32
                                ---------    --------    -----------    ----------     ----------
Total                           $ 134,164    $ 97,937    $    26,434    $    7,700     $    2,093
                                =========    ========    ===========    ==========     ==========


In order to measure earnings sensitivity to changing rates, the Corporation uses two different measurement tools: static gap analysis, and simulation of earnings. The static gap analysis starts with contractual repricing information for assets and liabilities. These items are then combined with repricing estimations for administered rate (interest-bearing demand deposits, savings, and money market accounts) and non-rate related products (demand deposit accounts, other assets, and other liabilities) to create a baseline repricing balance sheet. In addition to the contractual information, residential mortgage loan products are adjusted based on industry estimates of prepayment speeds intended to capture the expected prepayment of principal above the contractual amount.

At the end of 2007, the Corporation's balance sheet was liability sensitive to interest rate movements for principal amounts maturing in one year. "Asset-sensitive" means that assets will reprice faster than liabilities. In a rising rate environment, an asset sensitive bank will generally benefit. "Liability-sensitive" means that interest bearing deposits will reprice faster than assets. A liability-sensitive bank will generally not benefit from a rising rate environment. As indicated in Table 16, the Corporation's earning assets mature primarily in 2008, 2009 and 2010, while funding is predominantly short-term, with $411.9 million in savings and interest-bearing checking accounts that have no stated maturity and are considered to be floating rate funds. Historically, the Corporation has relied on core deposit growth in these areas because funding costs for both products are the lowest of the various interest-bearing products offered by financial institutions. Time deposit balances maturing in one year or less decreased minimally, by $2.1 million (2.5%) to $82.1 million at December 31, 2007 compared to $84.2 million at year-end 2006. Time deposit balances maturing in 2009 through 2012 decreased $6.5 million (15.9%) at December 31, 2007 from year-end 2006. In total, time deposits decreased $8.6 million (6.9%) to $116.5 million at year-end 2007 compared to $125.1 million at year-end 2006. The effect of this deposit mix movement was partially offset by continued growth in interest bearing checking accounts and money market deposit accounts. Variable interest rate loans increased slightly from $73.6 million at year-end 2006 to $78.6 million at year-end 2007, as shown in Table 16. The Bank's traditional vehicle for lending remains residential real estate loans and commercial real estate loans held in its portfolio with maturities of one, two, or three years.

The Corporation's funding acquisition and deployment strategy, management reporting and board approved limits target a cumulative ratio of 1.0 for Rate Sensitive Assets versus Rate Sensitive Liabilities (RSA/RSL) at one year. The Bank RSA/RSL ratio is 0.99 at December 31, 2007 (where a cumulative ratio of 1.0 is balanced and neither asset nor liability sensitive after one year). The liability sensitive difference of 0.01 means that $5.1 million more interest bearing liabilities will be rate-adjusted than earning assets at that point. The 12-month weighted liability gap is $90.5 million. The weighted gap reflects the excess average balance of liabilities (in the case of a liability sensitive company) subject to repricing earlier than assets. The ratio and analysis includes assumptions that closely follow the Bank's techniques for managing risk; lagged interest rate adjustments, administered rate products, rate adjustment of cash flow from amortization and prepayment of loans through reinvestment, and the reinvestment of maturing assets and liabilities.

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

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2007 and 2006:

Table 16
                         TRI CITY BANKSHARES CORPORATION
                     QUANTITATIVE DISCLOSURES OF MARKET RISK
                             (Dollars in Thousands)

December 31, 2007
                                 Principal Amount Maturing in:                                                            Fair Value
                                 ---------------------------------------------------------------------------------------------------
                                    2008          2009         2010         2011        2012     Thereafter     Total      12/31/07
                                 ------------ ------------- ------------ ----------- ----------- ----------- ------------ ----------
Rate-sensitive assets:
  Fixed interest rate loans      $ 174,323    $ 119,233     $ 150,402    $ 15,955    $   9,689   $  5,607    $  475,209    $477,305
     Average interest rate            6.82%        7.29%         7.15%       6.95%        7.07%      6.59%         7.05%
  Variable interest rate loans   $  78,579    $  11,893     $  11,771    $  1,806    $     382   $  6,636    $  111,067    $111,557
     Average interest rate            7.10%        7.25%         7.15%       6.78%        6.54%      7.10%         7.12%
  Fixed interest rate securities $  56,410    $  25,918     $   3,934    $  8,814    $  14,243   $  1,232    $  110,551    $111,160
     Average interest rate            3.94%        4.98%         5.80%       5.60%        5.81%      5.48%         4.64%
  Other interest bearing assets  $       -                                                                   $        -    $      -
     Average interest rate               -%                                                                           -%

Rate-sensitive liabilities:
Savings and interest-bearing
   Checking                      $ 411,900                                                                   $  411,900    $411,900
     Average interest rate            1.95%                                                                        1.95%
  Time deposits                  $  82,093    $  14,897     $  10,068    $  5,338    $  4,123    $      -    $  116,519    $116,699
     Average interest rate            4.41%        4.30%         4.52%       4.50%       4.49%                     4.41%
                                                                                                 -%
Variable interest rate
   Borrowings                    $  15,022                                                                   $   15,022   $  15,022
     Average interest rate            5.01%                                                                        5.01%

December 31, 2006
                                 Principal Amount Maturing in:                                                            Fair Value
                                 ---------------------------------------------------------------------------------------------------
                                    2007          2008         2009         2010        2011     Thereafter    Total      12/31/06
                                 ------------ ------------- ------------ ----------- ----------- ----------- ----------- -----------
Rate-sensitive assets:
  Fixed interest rate loans      $ 169,916    $ 130,175     $104,908     $ 11,442    $ 10,952    $  5,611    $ 433,004   $ 431,595
     Average interest rate            6.35%        6.72%        7.35%        6.79%       6.77%       6.47%        6.73%
  Variable interest rate loans   $  73,623    $  13,209     $  7,442     $    641    $  1,490    $  5,247    $ 101,652   $ 101,321
     Average interest rate            8.46%        8.31%        8.20%        7.49%       7.33%       6.60%        8.30%
  Fixed interest rate securities $  23,442    $  59,207     $ 23,435     $  9,726    $  2,502    $      -    $ 118,313   $ 116,997
     Average interest rate            3.31%        3.63%        4.29%        5.52%       5.37%          -%        3.89%
  Other interest bearing assets  $  32,568                                                                   $  32,568   $  32,568
     Average interest rate            4.86%                                                                       4.86%

Rate-sensitive liabilities:
Savings and interest-bearing
   Checking                      $ 398,736                                                                   $ 398,736   $ 398,736
     Average interest rate            1.63%                                                                       1.63%
  Time deposits                  $  84,197    $  16,404     $  5,129     $ 14,058    $  5,349    $      -    $ 125,137   $ 125,127
     Average interest rate            4.17%        4.19%        4.08%        4.41%       4.48%          -%        4.21%
Variable interest rate
   Borrowings                    $   3,470                                                                   $   3,470   $   3,470
     Average interest rate            5.22%                                                                       5.22%


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

Table 17
                                     CAPITAL
                             (Dollars in Thousands)

Year ended December 31,                                        2007                  2006                 2005
                                                               ----                  ----                 ----

Total stockholders' equity                                $    106,767           $    104,033        $     98,801
Tier 1 capital                                                 106,767                104,033              98,801
Total capital                                                  112,525                109,742             104,467
Book value per common share                               $      12.02           $      11.82        $      11.47
Cash dividends per common share                                   1.00                   0.88                0.78
Dividend reinvestment price at end of period                     19.35                  19.35               19.35
Low reinvestment price for the period                            19.35                  19.35               19.35
High reinvestment price for the period                           19.35                  19.35               19.60
Total equity/assets                                              13.51%                 13.51%              13.31%
Tier 1 leverage ratio                                            14.26                  14.46               13.88
Tier 1 risk-based capital ratio                                  17.98                  17.99               18.48
Total risk-based capital ratio                                   18.95                  18.98               19.54
Shares outstanding (period end)                                  8,884                  8,802               8,616
Basic shares outstanding (average)                               8,848                  8,735               8,529
Diluted shares outstanding (average)                             8,848                  8,735               8,529


Total stockholders' equity at December 31, 2007 increased $2.8 million to $106.8 million, or $12.02 book value per common share compared with $104.0 million, or $11.82 per common share at the end of 2006 and $98.8 million, or $11.47 book value per common share at the end of 2005. Stockholders' equity is also described in Note 16, "Stockholders' Equity," of the notes to consolidated financial statements.

The increase in stockholders' equity for 2007 was composed of retained earnings and stockholder participation in the Corporation's dividend reinvestment program, with offsetting decreases to stockholders' equity from the payment of cash dividends. Stockholders' equity to assets at December 31, 2007 was 13.51%, unchanged from year- end 2006 and up from 13.31% year- end 2005.

Cash dividends paid in 2007 were $1.00 per share compared with $0.88 per share in 2006, an increase of 13.6%. Cash dividends paid in 2006 of $0.88 per share compared with $0.78 per share in 2005, an increase of 12.8%.

As of December 31, 2007 and 2006, the Corporation's Tier 1 leverage ratios were 14.26% and 14.46% respectively, Tier 1 risk-based capital ratios were 17.98% and 17.99% respectively, and total risk-based capital (Tier 1 and Tier 2) ratios were 18.95% and 18.98%, respectively. All of the ratios were in excess of regulatory minimum and well capitalized requirements. It is management's intent to exceed the minimum requisite capital levels. Capital ratios are included in
Note  17,  "Regulatory   Matters,"  of  the  notes  to  consolidated   financial
statements.

Earnings continue to be stable and provide sufficient capital retention for anticipated growth. Although the Corporation pays a significant portion of its earnings to its shareholders in the form of dividends, during 2007 and through the first quarter of 2008, a large percentage of those dividends are returned to the Corporation through shareholder participation in the Corporation's dividend reinvestment program. The dividend reinvestment price is established by the Board of Directors, taking into consideration a number of the factors discussed above and how they compare to market value and the Corporation's peer group of banks. The Corporation terminated the dividend reinvestment program effective with the January 2008 dividend because of a decline in participation, more active trading of our stock and our belief that the Corporation has sufficient capital to expand and grow its business.

Management believes that the Corporation has a strong capital position and is poised to take advantage of opportunities for profitable geographic and product expansion, and to maintain depositor and investor confidence. Management actively reviews capital strategies for the Corporation and each of its subsidiaries in light of perceived business risks, future growth opportunities, industry standards, and regulatory requirements.

RESULTS OF OPERATIONS

2006 COMPARED TO 2005

The Corporation posted net income of $9.3 million for the year ended December 31, 2006, an increase of $335,100 or 3.7% from the $8.9 million earned in 2005. Basic earnings per share for 2006 were $1.06, a 1.0% increase from 2005 basic earnings per share of $1.05. Return on average assets and return on average equity for 2006 were 1.31% and 9.23%, respectively, compared to 1.28% and 9.41%, respectively, for 2005. Cash dividends of $0.88 per share paid in 2006 increased by 12.8% over cash dividends of $0.78 per share paid in 2005.

Taxable equivalent net interest income was $30.9 million for 2006, $1.6 million or 5.5% higher than 2005. Taxable equivalent interest income increased $4.6 million while interest expense increased $3.0 million. The increase in taxable equivalent interest income was partially attributable to volume variances with balance sheet growth in commercial and real estate loans adding $1.3 million to interest income. The most significant component of the increased taxable equivalent interest income, however, was favorable rate changes. Opportunities to reprice the Bank's maturing loans added $3.4 million to interest income. The increase of $3.5 million in interest paid on deposits was primarily attributable to rate (with increased yields accounting for $2.5 million) and increased deposit balance volume accounting for the remaining $1.0 million. Average interest-earning assets increased $10.8 million to $654.0 million while average interest bearing liabilities increased $21.4 million to $470.2 million.

Net interest income and net interest margin were impacted in 2006 by four increases to the discount rate by the Federal Reserve. Increases to short term rates affected the Bank's short term funding sources such as the Federal funds market. Deposit rates other than time deposits, such as money market and NOW accounts were also affected. The average Federal funds rate of 4.99% in 2006 was 165 bp higher than the average rate in 2005.

The net interest margin for 2006 was 4.73%, compared to 4.56% in 2005. The 17 bp increase is attributable to a 5 bp increase in interest rate spread (the net increase of a 60 bp in the yield on interest-earning assets was substantially offset by a 55 bp increase in interest-bearing liabilities), and an 11 bp higher contribution from net interest free funds. The net interest margin increase reverses a three year trend of margin compression. However, the Bank's net interest margin has remained in the upper third of its peer group comparisons throughout these interest rate cycles.

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

Asset quality remained strong at the Bank. Net charge offs were $0.2 million, a slight increase from 2005, with the majority of the increase attributable to the retail installment loan portfolio. Net charge offs were 0.04% of average loans compared to 0.03% in 2005. The provision for loan losses increased slightly compared to 2005. The ratio of allowance for loan losses to loans was 1.07% and 1.10% at December 31, 2006 and 2005, respectively. Nonperforming loans were $3.4 million, representing 0.64% of total loans at year end 2006, compared to $2.9 million or 0.56% of total loans at year end 2005.

Non-interest income was $10.4 million for 2006, $0.9 million or 10.0% higher than 2005. The income increase was the result of ancillary fees paid by retail deposit account holders, and was significant considering 2005 non-interest income included a $0.7 million one time gain on the sale of the Bank's ownership interest in Pulse, Inc. Mortgage banking revenue decreased $0.1 million (21.9%) to $0.5 million in 2006 due to rising interest rates, the sluggish real estate market and the resulting decline in the volume of secondary market mortgage transactions.

Non-interest expense was $26.4 million, up $1.9 million or 7.9% from 2005. Personnel expense increased $0.9 million or 6.6% due primarily to staffing four new branch locations.

Income tax expense increased to $4.8 million, up $0.5 million from 2005. The increase was primarily attributable to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities and improved pretax earnings.

                         Tri City Bankshares Corporation
                             Selected Financial Data

                                      2007              2006             2005              2004                2003
Total interest income           $  45,067,344     $  40,923,621     $  36,026,287    $  31,874,924          $31,591,499
Total interest expense             12,574,378        10,592,023         7,630,910        4,892,165            5,083,972
Net interest income                32,492,966        30,331,598        28,395,377       26,982,759           26,507,527
Provision for loan losses             480,000           240,000           175,000           435,000             420,000
Net interest income after
   provision for loan losses       32,012,966        30,091,598        28,220,377       26,547,759           26,087,527
Income before income
taxes                              15,260,616        14,087,241        13,205,607       12,061,172           12,210,092
Provision for income tax            5,284,000         4,803,500         4,257,000        3,673,000            3,493,000
Net income                          9,976,616         9,283,741         8,948,607        8,388,172            8,717,092

Basic earnings per share                 1.13              1.06                1.05             1.01               1.07
Cash dividends declared
per share                                1.00               .88                 .78              .70                .64



Average daily balances:
(amounts in thousands)


Total assets                    $     732,209     $     710,756     $     698,776    $     664,548             $620,287
Total net loans                       543,338           509,365           489,687          438,453              391,959
Held to maturity
   investment securities              117,489           129,435           146,829          161,971              158,567
Total deposits                        611,833           603,006           575,724          560,084              531,735
Total stockholders' equity            105,133           100,627            95,093           88,344               82,523


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

                                                 OTCBB Quotations
          Fiscal Quarter Ended               High               Low

        March 31, 2006                  $    20.00              19.35
        June 30, 2006                        22.00              19.20
        September 30, 2006                   20.75              19.00
        December 31, 2006                    21.00              19.30
        March 31, 2007                       20.50              19.25
        June 30, 2007                        20.20              18.90
        September 30, 2007                   20.25              19.00
        December 31, 2007                    20.50              19.50

As of December 31, 2007, the number of holders of record of the Corporation's common stock was 675.

For purposes of the Corporation's Automatic Dividend Reinvestment Plan, the Board of Directors is required to establish the "Fair Market Value" of the Corporation's stock on a quarterly basis based on factors set forth in the Dividend Reinvestment Plan. The following table sets forth the Fair Market Value established under the Dividend Reinvestment Plan over the past two years.

                                                   Dividend
                                                Reinvestment
          Fiscal Quarter Ended                     Plan FMV

        March 31, 2006                          $    19.35
        June 30, 2006                                19.35
        September 30, 2006                           19.35
        December 31, 2006                            19.35
        March 31, 2007                               19.35
        June 30, 2007                                19.35
        September 30, 2007                           19.35
        December 31, 2007                            19.35

On January 28, 2008, the Corporation announced that it had terminated its Dividend Reinvestment Plan effective on that date.

The Corporation declared four quarterly cash dividends in 2007 in the amount of $0.25 per share. These dividends were declared on January 5, April 11, July 11 and October 10, payable on January 25, April 28, July 28 and October 27, respectively. Quarterly dividends of $0.22 per share were paid each of the four quarters of 2006.

The Corporation is not party to any loan agreement, indenture or other agreement which restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 16 of Notes to Consolidated Financial Statements for restrictions imposed by regulatory agencies upon the Bank's ability to transfer funds to the parent corporation.

                             STOCK PERFORMANCE GRAPH

The following graph shows the cumulative stockholder return on the Corporation's common stock over the last five fiscal years compared to the returns of the Standard & Poor's 500 Stock Index and Major Regional Bank Index compiled by Standard & Poor's and consisting of 20 regional banks, assuming that $100 is invested on December 31, 2002 with dividends reinvested. The Corporation's common stock values below are based on the Fair Market Value of such stock established under the Dividend Reinvestment Plan over the past 5 years.


                      TRI CITY FIVE YEAR STOCK PERFORMANCE

       PERIOD                          S&P 500 COMMERCIAL      TRI CITY
(FISCAL YEAR COVERED)      S&P 500           BANKS            BANKSHARES

        2002                100.00           100.00              100.00
        2003                128.68           130.80              122.00
        2004                142.69           150.32              127.78
        2005                149.70           152.60              132.64
        2006                173.34           176.41              138.78
        2007                182.86           136.39              146.09

The Corporation's stock is traded on the over-the-counter market under the trading symbol "TRCY." Trading in the Corporation's stock is limited and sporadic and the Corporation believes that no established trading market for the Corporation's stock exists. For purposes of the Corporation's Automatic Dividend Reinvestment Plan, the Board of Directors is required to establish the "Fair Market Value" of the Corporation's stock on a quarterly basis based on factors set forth in the Dividend Reinvestment Plan. The Corporation's values above are based on the Fair Market Value established under the Dividend Reinvestment Plan over the past 5 years.

    RECENT ACCOUNTING PRONOUNCEMENTS

In March 2006, the Financial Accounting Standards Board ("FASB") issued No. SFAS No. 156 "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value. SFAS No. 156 permits an entity to choose either an amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights. Lastly, it requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and servicing liabilities. Adoption of the initial measurement provision of this statement was required upon issuance. The adoption of this provision had no significant effect on the Corporation's 2006 consolidated financial statements. The adoption of the remaining provisions of SFAS No. 156 had no effect on the Corporation's consolidated financial statements as the Corporation continues to use the amortization method

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard was adopted by the Corporation on January 1, 2007. The adoption of this standard had no effect on the Corporation's consolidated financial statements.

In September 2006, the FASB ratified Emerging Issues Task Force "EITF" Issue No. 06-5 "Accounting for Purchase of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin (TB) No. 85-4, Accounting for Purchases of Life Insurance." The issue discusses whether an entity should consider the contractual ability to surrender all of the individual-life policies together when determining the amount that could be realized. Under some insurance contracts, the policies provide a greater surrender value if all individual policies are surrendered at the same time rather than if the policies were surrendered over a period of time. The EITF determined that any additional amounts included in the contractual terms should be considered when determining the realizable amounts. The EITF became effective January 1, 2007. The adoption of this EITF had no effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Corporation will be required to adopt SFAS No. 157 effective January 1, 2008. Management is currently evaluating SFAS No. 157 and expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Corporation will be required to adopt SFAS No. 159 on January 1, 2008. Early adoption is permitted, provided the Corporation also elects to apply the provisions of SFAS No. 157. Management is currently evaluating SFAS No. 159 and expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("ARB No. 51"), to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The Corporation will be required to adopt SFAS No. 160 on January 1, 2009. Management is currently evaluating SFAS No. 160 and the impact the adoption of this standard will have on the Corporation's consolidated financial statements.

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM




Board of Directors and Shareholders
Tri City Bankshares Corporation


We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation and subsidiaries (the "Corporation") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designating audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.



/S/VIRCHOW KRAUSE & COMPANY, LLC



Milwaukee, Wisconsin
March 26, 2008

                         TRI CITY BANKSHARES CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                            December 31, 2007and 2006


--------------------------------------------------------------------------------
                                     ASSETS

                                                                                               2007               2006
                                                                                    ------------------ ---------------
   Cash and due from banks                                                          $       60,079,747 $       53,615,568
   Federal funds sold                                                                                -         32,567,624
                                                                                    ------------------ ------------------
       Cash and cash equivalents                                                            60,079,747         86,183,192
   Held to maturity securities, fair value of $111,160,170 and
       $116,997,307 as of 2007 and 2006, respectively                                      110,550,652        118,312,548
   Loans, less allowance for loan losses of $5,757,927 and
       $5,709,397 as of 2007 and 2006, respectively                                        580,520,538        528,946,700
   Premises and equipment - net                                                             20,053,314         20,171,665
   Cash surrender value of life insurance                                                   11,622,695         11,168,940
   Mortgage servicing rights - net                                                             658,717            778,458
   Accrued interest receivable and other assets                                              6,541,335          6,686,267
                                                                                    ------------------ ------------------

          TOTAL ASSETS                                                              $      790,026,998 $      772,247,770
                                                                                    ================== ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Deposits
       Demand                                                                       $      137,384,198 $      137,555,248
       Savings and NOW                                                                     411,900,132        398,735,738
       Other time                                                                          116,519,450        125,137,255
                                                                                    ------------------ ------------------
          Total Deposits                                                                   665,803,780        661,428,241
   Federal funds purchased                                                                  12,851,264                  -
   Other borrowings                                                                          2,170,571          3,470,020
   Accrued interest payable and other liabilities                                            2,434,058          3,316,795
                                                                                    ------------------ ------------------
       Total Liabilities                                                                   683,259,673        668,215,056
                                                                                    ------------------ ------------------

STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par value, 200,000 shares
       authorized, no shares issued                                                                 -                  -
   Common stock, $1 par value,
       15,000,000 shares authorized, 8,884,045 and
       8,801,813 shares issued and outstanding as of 2007 and 2006,
       respectively                                                                          8,884,045          8,801,813
   Additional paid-in capital                                                               26,160,505         24,651,548
   Retained earnings                                                                        71,722,775         70,579,353
                                                                                    ------------------ ------------------
       Total Stockholders' Equity                                                          106,767,325        104,032,714
                                                                                    ------------------ ------------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $      790,026,998 $      772,247,770
                                                                                    ================== ==================





          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------

                                                                                2007             2006              2005
                                                                       ---------------- ----------------  ----------------
 INTEREST INCOME
   Loans                                                               $     39,893,667 $     35,557,534  $     30,903,784
   Investment securities
        Taxable                                                               3,597,836        3,724,360         3,297,485
       Tax exempt                                                             1,104,444        1,163,425         1,774,929
   Federal funds sold                                                           452,071          458,976            30,763
   Other                                                                         19,326           19,326            19,326
                                                                       ---------------- ----------------  ----------------
       Total Interest Income                                                 45,067,344       40,923,621        36,026,287
                                                                       ---------------- ----------------  ----------------

INTEREST EXPENSE
   Deposits                                                                  11,873,895       10,363,386         6,827,575
   Federal funds purchased                                                      627,389          173,905           770,036
   Other borrowings                                                              73,094           54,732            33,299
                                                                       ---------------- ----------------  ----------------
       Total Interest Expense                                                12,574,378       10,592,023         7,630,910
                                                                       ---------------- ----------------  ----------------
Net Interest Income before Provision for Loan Losses                         32,492,966       30,331,598        28,395,377
   Provision for loan losses                                                    480,000          240,000           175,000
                                                                       ---------------- ----------------  ----------------
Net Interest Income after Provision for Loan Losses                          32,012,966       30,091,598        28,220,377
                                                                       ---------------- ----------------  ----------------

NONINTEREST INCOME
   Service charges on deposits                                                9,069,226        8,222,625         6,724,744
   Loan servicing income                                                        230,881          197,558           158,564
   Net gain on sale of loans                                                    171,402          301,515           480,270
   Increase in cash surrender value of life insurance                           453,755          415,934           391,071
   Gain on sale of other assets                                                       -                -           684,368
   Other income                                                               1,339,678        1,282,538         1,032,493
                                                                       ---------------- ----------------  ----------------
       Total Noninterest Income                                              11,264,942       10,420,170         9,471,510
                                                                       ---------------- ----------------  ----------------

NONINTEREST EXPENSES
   Salaries and employee benefits                                            15,803,452       14,577,454        13,670,042
   Net occupancy costs                                                        2,707,894        2,419,437         2,175,588
   Furniture and equipment expenses                                           1,819,604        1,851,745         1,805,026
   Computer services                                                          2,327,097        2,176,339         1,849,486
   Advertising and promotional                                                  943,358        1,429,781         1,355,937
   Regulatory agency assessments                                                246,237          212,913           239,642
   Office supplies                                                              650,236          584,596           581,963
   Other expenses                                                             3,519,414        3,172,262         2,808,596
                                                                       ---------------- ----------------  ----------------
       Total Noninterest Expenses                                            28,017,292       26,424,527        24,486,280
                                                                       ---------------- ----------------  ----------------

Income before income taxes                                                   15,260,616       14,087,241        13,205,607
   Less:  Applicable income taxes                                             5,284,000        4,803,500         4,257,000
                                                                       ---------------- ----------------  ----------------

       NET INCOME                                                      $      9,976,616 $      9,283,741  $      8,948,607
                                                                       ================ ================  ================

         Basic earnings per share                                      $           1.13 $           1.06  $           1.05
                                                                       ================ ================  ================
         Dividends per share                                           $           1.00 $           0.88  $           0.78
                                                                       ================ ================  ================
         Weighted average shares outstanding                                  8,847,973        8,734,997         8,529,165
                                                                       ================ ================  ================



          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------

                                                                            Additional      Retained
                                                           Common Stock  Paid-In Capital    Earnings          Total
                                                          ------------------------------------------------------------
BALANCES - December 31, 2004                              $  8,413,621   $  17,507,720   $  66,627,197   $  92,548,538

   Net income                                                        -               -       8,948,607       8,948,607
   Cash dividends  - $0.78 per share                                 -               -      (6,623,273)     (6,623,273)
   Common stock issued under dividend reinvestment plan
       - 195,419 shares                                        195,419       3,605,336               -       3,800,755
   Common stock fractional shares redeemed                         (13)           (106)              -            (119)
   Common stock issued under employee
       stock plan - 6,500 shares                                 6,500         120,250               -         126,750
                                                          -------------- -------------   -------------   -------------
BALANCES - December 31, 2005                                   8,615,527    21,233,200      68,952,531      98,801,258
   Net income                                                          -             -       9,283,741       9,283,741
   Cash dividends  - $0.88 per share                                   -             -      (7,656,919)     (7,656,919)
   Common stock issued under dividend reinvestment plan
       - 181,984 shares                                          181,984     3,339,408               -       3,521,392
   Common stock fractional shares issued                               2            35               -              37
   Common stock issued under employee
       stock plan - 4,300 shares                                   4,300        78,905               -          83,205
                                                          -------------- -------------   -------------   -------------
BALANCES - December 31, 2006                                   8,801,813    24,651,548      70,579,353     104,032,714
   Net income                                                          -             -       9,976,616       9,976,616
   Cash dividends  - $1.00 per share                                   -             -      (8,833,194)     (8,833,194)
   Common stock issued under dividend reinvestment plan
       - 82,230 shares                                            82,230     1,508,913               -       1,591,143
   Common stock fractional shares issued                               2            44               -              46
                                                          -------------- -------------   -------------   -------------
BALANCES - December 31, 2007                              $    8,884,045 $  26,160,505   $  71,722,775   $ 106,767,325
                                                          ============== =============   =============   =============



          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------

                                                                       2007                2006                2005
                                                                -----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                                  $       9,976,616   $       9,283,741   $       8,948,607
    Adjustments to reconcile net income to net cash flows
      provided by operating  activities:
        Depreciation                                                    2,041,732           2,170,182           2,223,186
        Amortization of servicing rights, premiums and
         discounts                                                        335,290             370,106             269,916
        Gain on sale of loans                                            (171,402)           (301,515)           (480,270)
        Provision for loan losses                                         480,000             240,000             175,000
        Gain on sale of other assets                                            -                   -            (684,368)
        Benefit for deferred income taxes                                (202,000)           (360,000)           (696,000)
        Proceeds from sales of loans held for sale                     15,547,112          21,123,947          32,031,542
        Originations of loans held for sale                           (15,489,693)        (20,986,460)        (31,795,193)
        Increase in cash surrender value of life insurance               (453,755)           (415,934)           (391,071)
        Loss on sale of  other real estate owned                           50,000              25,449               8,391
        Loss on disposal of equipment                                           -              10,147              31,524
        Net change in:
           Accrued interest receivable and other assets                   (80,068)           (961,730)           (311,992)
           Accrued interest payable and other liabilities                (680,737)            425,425           1,381,369
                                                                -----------------   -----------------   -----------------
        Net Cash Flows Provided by Operating Activities                11,353,095          10,623,358          10,710,641
                                                                -----------------   -----------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES Activity in held to maturity securities:
        Maturities, prepayments and calls                              38,180,084          35,972,750          39,629,762
        Purchases                                                     (30,519,754)        (16,470,749)        (18,045,704)
    Net increase in loans                                             (52,053,838)        (18,295,256)        (45,709,029)
    Purchases of premises and equipment - net                          (1,923,381)         (1,462,012)         (2,607,737)
    Proceeds from sale of other assets                                          -                   -             684,368
    Proceeds from sale of other real estate owned                         175,000             104,051             108,309
    Proceeds from disposal of equipment                                         -               4,651                   -
                                                                -----------------   -----------------   -----------------
        Net Cash Flows Used in Investing Activities                   (46,141,889)           (146,565)        (25,940,031)
                                                                -----------------   -----------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in deposits                                            4,375,539          22,136,793          48,886,522
    Net change in federal funds purchased                              12,851,264                   -          (9,485,945)
    Net change in other borrowings                                     (1,299,449)          1,037,857            (316,278)
    Dividends paid                                                     (8,833,194)         (7,656,919)         (6,623,273)
    Common stock issued - net                                           1,591,189           3,604,634           3,927,386
                                                                -----------------   -----------------   -----------------
        Net Cash Flows Provided by Financing Activities                 8,685,349          19,122,365          36,388,412
                                                                -----------------   -----------------   -----------------

           Net Change in Cash and Cash Equivalents                    (26,103,445)         29,599,158          21,159,022

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                          86,183,192          56,584,034          35,425,012
                                                                -----------------   -----------------   -----------------

    CASH AND CASH EQUIVALENTS - END OF YEAR                     $      60,079,747   $      86,183,192   $      56,584,034
                                                                =================   =================   =================

SUPPLEMENTAL CASH FLOW DISCLOSURES
    Cash paid for interest                                      $      12,605,994   $      10,508,287   $       7,353,159
    Cash paid for income taxes                                          5,345,100           5,701,600           4,433,279
    Loans receivable transferred to other real estate owned               225,000                   -             246,200



          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

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

    Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation allowance for deferred income tax assets.

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

                        December 31, 2007, 2006 and 2005

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

    Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse. The Bank also services loans that have been sold with servicing retained by the Bank. Such loans are not included in the accompanying consolidated balance sheets. There were no loans held for sale at December 31, 2007 or 2006.

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

                        December 31, 2007, 2006 and 2005

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

                        December 31, 2007, 2006 and 2005

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

    Earnings Per Share

Basic earnings per share are computed based upon the weighted average number of common shares outstanding during each year. The Corporation had no potentially dilutive securities outstanding during each of the three years in the period ended December 31, 2007.

    Interim Financial Data

The interim financial data (see Note 21) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

    Segment Reporting

The Corporation has determined that it has one reportable segment - community banking. The Corporation offers a range of financial products and services to external customers, including: accepting deposits and originating residential, consumer and commercial loans. Revenues for each of these products and services are disclosed in the consolidated statements of income.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

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

The following methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments:

     CARRYING AMOUNTS APPROXIMATE FAIR VALUES FOR THE FOLLOWING INSTRUMENTS

                  Cash and due from banks
                  Federal funds sold
                  Non marketable equity securities
                  Variable rate loans that reprice frequently
                    where no significant change in credit risk has occurred
                  Cash surrender value of life insurance
                  Accrued interest receivable
                  Demand deposits
                  Variable rate money market accounts
                  Variable rate certificates of deposit
                  Federal funds purchased
                  Short term borrowings
                  Accrued interest payable


     QUOTED MARKET PRICES

     Where available,  or if not  available,  based on quoted  market  prices of comparable instruments for the following instrument:
          Held to maturity securities

     DISCOUNTED CASH FLOWS

     Using interest rates currently being offered on instruments with similar terms and with similar credit quality:

          All loans except variable rate loans described above
          Mortgage  servicing  rights  -  using current  market assumptions  for prepayments, servicing costs and other factors
          Fixed rate certificates of deposit

     QUOTED FEES CURRENTLY BEING CHARGED FOR SIMILAR INSTRUMENTS

     Taking into account the remaining terms of the agreements and the counterparties' credit standing:
          Off-balance-sheet instruments
              Letters of credit
              Lending commitments

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

    Fair Value of Financial Instruments (cont.)

Since the majority of the Corporation's off-balance-sheet instruments consist of nonfee-producing, variable rate commitments, the Corporation has determined these do not have a distinguishable fair value.

    Reclassifications

Certain 2006 and 2005 amounts have been reclassified to conform with the 2007 presentation. The reclassifications have no effect on previously reported net income, basic earnings per share, and stockholders' equity.

    Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board ("FASB") issued No. SFAS No. 156 "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value. SFAS No. 156 permits an entity to choose either an amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights. Lastly, it requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and servicing liabilities. Adoption of the initial measurement provision of this statement was required upon issuance. The adoption of this provision had no significant effect on the Corporation's 2006 consolidated financial statements. The adoption of the remaining provisions of SFAS No. 156 had no effect on the Corporation's consolidated financial statements as the Corporation continues to use the amortization method (see Note 6).

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard was adopted by the Corporation on January 1, 2007. The adoption of this standard had no effect on the Corporation's consolidated financial statements (see Note 12).

In September 2006, the FASB ratified Emerging Issues Task Force "EITF" Issue No. 06-5 "Accounting for Purchase of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin (TB) No. 85-4, Accounting for Purchases of Life Insurance." The issue discusses whether an entity should consider the contractual ability to surrender all of the individual-life policies together when determining the amount that could be realized. Under some insurance contracts, the policies provide a greater surrender value if all individual policies are surrendered at the same time rather than if the policies were surrendered over a period of time. The EITF determined that any additional amounts included in the contractual terms should be considered when determining the realizable amounts. The EITF became effective January 1, 2007. The adoption of this EITF had no effect on the Corporation's consolidated financial statements.

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

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE   1   -   Summary    of    Significant    Accounting    Policies    (cont.)
--------------------------------------------------------------------------------


         Recent Accounting Pronouncements (cont.)

The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Corporation will be required to adopt SFAS No. 157 effective January 1, 2008. Management is currently evaluating SFAS No. 157 and expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Corporation will be required to adopt SFAS No. 159 on January 1, 2008. Early adoption is permitted, provided the Corporation also elects to apply the provisions of SFAS No. 157. Management is currently evaluating SFAS No. 159 and expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("ARB No. 51"), to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Corporation will be required to adopt SFAS No. 160 on January 1, 2009. Management is currently evaluating SFAS No. 160 and the impact the adoption of this standard will have on the Corporation's consolidated financial statements.

--------------------------------------------------------------------------------
NOTE 2 - Cash and Due From Banks
--------------------------------------------------------------------------------

The Bank is required to maintain vault cash and reserve balances with Federal Reserve Banks based upon a percentage of deposits. These requirements approximated $8,889,000 and $8,647,000 at December 31, 2007 and 2006,
respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 3 - Held to Maturity Securities
--------------------------------------------------------------------------------

Amortized costs and fair values of held to maturity securities as of December 31, 2007 and 2006 are summarized as follows:

                                                                                  2007
                                               --------------------------------------------------------------------------
Obligations of:                                  Amortized Cost     Unrealized Gains  Unrealized Losses      Fair Value
States and political subdivisions              $     40,214,124   $        182,420    $       (14,569)   $     40,381,975
  U.S. government sponsored entities                 70,336,528            536,966            (95,299)         70,778,195
                                               ----------------   ----------------    ----------------   ----------------
         Totals                                $    110,550,652   $        719,386    $      (109,868)   $    111,160,170
                                               ================   ================    ================   ================


                                                                                  2006
                                               --------------------------------------------------------------------------
Obligations of:                                  Amortized Cost     Unrealized Gains  Unrealized Losses      Fair Value
States and political subdivisions              $     27,689,257   $         15,641    $      (196,234)   $     27,508,664
U.S. government sponsored entities                   90,623,291            169,527         (1,304,175)         89,488,643
                                               ----------------   ----------------    ----------------   ----------------
         Totals                                $    118,312,548   $        185,168    $    (1,500,409)   $    116,997,307
                                               ================   ================    ================   ================


Obligations of U.S. government sponsored entities consist of securities issued by the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association.

The amortized cost and fair value of held to maturity securities at December 31, 2007, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                      2007
                                         ---------------------------------
                                         Amortized Cost         Fair Value
Due in one year or less                  $   56,409,806     $   56,328,323
Due after one year less than 5 years         52,908,642         53,581,606
Due after 5 years less than 10 years          1,232,204          1,250,241
                                         --------------     --------------
    Totals                               $  110,550,652     $  111,160,170
                                         ==============     ==============

Held to maturity securities with an amortized cost of $38,165,894 and $38,112,053 at December 31, 2007 and 2006, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 3 - Held to Maturity Securities (cont.)
--------------------------------------------------------------------------------

The following tables summarize the portion of the Bank's held to maturity securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss positions at December 31, 2007 and 2006. 2007

                                                                                 2007
                                 ----------------------------------------------------------------------------------------------
                                     Continuous unrealized         Continuous unrealized
                                 losses existing for less than   losses existing for greater
                                           12 Months                   than 12 months                         Total
                                 ----------------------------------------------------------------------------------------------
                                                  Unrealized                       Unrealized                       Unrealized
                                  Fair Value        Losses         Fair Value        Losses        Fair Value         Losses
                                ---------------- -------------- ----------------- ------------- ----------------- -------------
Obligations of:
  States and political
  subdivisions                  $    6,297,975   $    14,569    $             -   $          -  $    6,297,975    $     14,569
  U.S. government sponsored
entities                            51,451,859        95,299                  -              -      51,451,859          95,299
                                --------------   -----------    ---------------   ------------  --------------    ------------
     Totals                     $   57,749,834   $   109,868    $             -   $          -  $   57,749,834    $    109,868
                                ===============  ===========    ===============   ============  ==============    ============


                                                                                 2006
                                ----------------------------------------------------------------------------------------------
                                     Continuous unrealized         Continuous unrealized
                                losses existing for less than    losses existing for greater
                                           12 Months                   than 12 Months                         Total
                                ----------------------------------------------------------------------------------------------
                                                  Unrealized                      Unrealized                       Unrealized
                                  Fair Value        Losses       Fair Value         Losses         Fair Value        Losses
                                ---------------- ------------- ---------------- ---------------- ---------------  ------------
Obligations of:
  States and political
  subdivisions                  $    3,802,486   $    18,360    $ 14,975,368      $    177,874  $   18,777,854    $    196,234
  U.S. government
sponsored entities                   4,978,150        21,850      73,059,447         1,282,325      78,037,597       1,304,175
                                --------------   -----------    -------------     ------------- --------------    ------------
     Totals                     $    8,780,636   $    40,210    $   88,034,815    $  1,460,199  $   96,815,451    $  1,500,409
                                ==============   ===========    ==============    ============= ==============    ============


Management does not believe any individual unrealized losses as of December 31, 2007 and 2006 represent losses other than temporary impairment. The Bank held no investment securities at December 31, 2007 that had unrealized losses existing for greater than 12 months. The Bank held nineteen securities at December 31, 2007 that had unrealized losses existing for less than 12 months. The securities consisted of eight obligations of states and political subdivisions and eleven obligations of other U.S. government sponsored entities. The Bank held thirty-five investment securities at December 31, 2006 that had unrealized losses existing for greater than 12 months. The securities consisted of nineteen obligations of states and political subdivisions and sixteen obligations of other U.S. government sponsored entities. The Bank held six securities at December 31, 2006 that had unrealized losses existing for less than 12 months. The securities consisted of five obligations of states and political subdivisions and one obligation of a U.S. government sponsored entity. Management believes the temporary impairment in fair value was caused by market fluctuations in interest rates. Since securities are held to maturity, management does not believe that the Bank will experience any losses on these investments.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 4 - Loans
--------------------------------------------------------------------------------

Major classification of loans are as follows at December 31:
                                                2007               2006
                                       -----------------------------------
    Commercial                         $     27,926,616   $     32,545,949
    Real estate
         Construction                        44,042,342         42,179,850
         Commercial                         272,795,259        236,872,598
         Residential                        227,361,616        208,048,926
    Installment and consumer                 14,152,632         15,008,774
                                       ----------------   ----------------
                                            586,278,465        534,656,097
    Less:    Allowance for loan losses       (5,757,927)        (5,709,397)
                                       ----------------   ----------------
         Net Loans                     $    580,520,538   $    528,946,700
                                       ================   ================

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

Federal banking regulatory agencies have established guidelines in the form of supervisory limits for loan-to-value ratios ("LTV") in real estate lending. The supervisory limits are based on the type of real estate collateral and loan type (1-4 family residential and nonresidential). The guidelines permit financial institutions to grant or purchase loans with LTV ratios in excess of the supervisory LTV limits (High LTV or "HLTV") provided such exceptions are supported by appropriate documentation or the loans have additional credit support. Federal banking regulatory agencies have also established aggregate limits on the amount of HLTV loans a financial institution may hold. HLTV loans and commitments, as defined by the supervisory limits were $12,534,247 and $13,754,759 at December 31, 2007 and 2006, respectively.

The Corporation's loan portfolio consists of small and middle market business loans across numerous industry types and loans to individuals. As of December 31, 2007 and 2006, total loans to any group of customers in similar activities with similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 4 - Loans (cont.)
--------------------------------------------------------------------------------

Federal banking regulatory agencies have recently expressed concerns that concentrations of loans collateralized by raw land, land development and construction (including 1-4 family residential construction), multi-family property and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property or the proceeds of the sale, refinancing or permanent financing of the property may make financial institutions more vulnerable to cyclical real estate markets. Loans collateralized by raw land, land development and construction (including 1-4 family residential construction), and loans secured by multi-family properties each represented less than 10% of total real estate loans outstanding at December 31, 2007 and 2006. Loans collateralized by non-farm nonresidential properties amounted to $239.9 million and $221.1 million at December 31, 2007 and 2006 respectively.

The Corporation offers a variety of loan products with payment terms and rate structures that have been designed to meet the needs of its customers within an established framework of acceptable credit risk. Payment terms range from fully amortizing loans that require periodic principal and interest payments to terms that require periodic payments of interest-only with principal due at maturity. Interest-only loans are typical in commercial and business line-of-credit or revolving line-of-credit loans, home equity lines-of-credit and construction loans (residential and commercial). The Corporation had interest-only loans with a balance of $158.7 million and $153.2 million at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the Corporation had no loans with below market or so-called teaser interest rates. At December 31, 2007 and 2006, the Corporation did not offer, hold or service option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization).

Impaired loans of approximately $0.9 million and $0.2 million at December 31, 2007 and 2006, respectively, have been included in the consolidated financial statements. The average recorded amount of impaired loans during 2007 and 2006 was approximately $1.0 million and $0.1 million, respectively. The total allowance for loan losses related to these loans was approximately $0.5 million and $0.1 million at December 31, 2007 and 2006, respectively. There was $21,510 paid interest income recognized on impaired loans in 2007 and $0 in 2006. Nonaccrual loans totaled approximately $2.0 million and $0.2 million at December 31, 2007 and 2006, respectively. Loans, greater than 90 days past due and accruing interest, totaled approximately $3.7 million and $3.4 million at December 31, 2007 and 2006, respectively.

Certain directors and executive officers of the Corporation, and their related interests, had loans outstanding in the aggregate amounts of $5.1 million and $5.7 million at December 31, 2007 and 2006, respectively. During 2007 and 2006, $0.4 million and $1.9 million of new loans were made and repayments totaled $1.0 million and $2.1 million, respectively. Management believes these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

Residential and commercial real estate loans approximating $112.3 million and $105.5 million at December 31, 2007 and 2006, respectively were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 5 - Allowance for Loan Losses
--------------------------------------------------------------------------------

The allowance for loan losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb loan losses inherent in the portfolio. An analysis of changes in the allowance is presented in the following tabulation as of December 31:

                                            2007            2006            2005
                                       --------------------------------------------
Balance at Beginning of Year           $  5,709,397    $  5,665,519    $  5,641,593
   Charge-offs                             (597,733)       (292,607)       (327,314)
   Recoveries                               166,263          96,485         176,240
   Provision charged to operations          480,000         240,000         175,000
                                       -------------   -------------   -------------
Balance at End of Year                 $  5,757,927    $  5,709,397    $  5,665,519
                                       =============   =============   =============


--------------------------------------------------------------------------------
NOTE 6 - Mortgage Servicing Rights
--------------------------------------------------------------------------------

The unpaid principal balance of mortgage loans serviced for others, which are not included in the accompanying consolidated balance sheets, was $181,663,470, $187,409,555 and $188,994,081 at December 31, 2007, 2006 and 2005, respectively.
For these sold loans, the Bank has recorded mortgage servicing rights, as shown below.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $534,275, $668,540 and $816,630 at December 31, 2007, 2006 and 2005, respectively.

The following is an analysis of the mortgage servicing rights activity for the years ended December 31:

                                                      2007          2006          2005
Unamortized cost of mortgage servicing rights     ---------------------------------------
    Balance at beginning of year                  $  778,458    $  887,885    $  957,565
    Additions of mortgage servicing rights           113,983       164,028       243,919
    Amortization                                    (233,724)     (273,455)     (313,599)
                                                  -----------   -----------   -----------
         Balance at End of Year                   $  658,717    $  778,458    $  887,885
                                                  ===========   ===========   ===========


The carrying value of mortgage servicing rights is determined in accordance with SFAS No. 140 and SFAS No. 156. SFAS No. 140 permits capitalized mortgage servicing rights (MSRs) to be amortized in proportion to and over the period of estimated net servicing income and to be assessed for impairment. The Bank relies on industry data to estimate the initial fair value of MSRs to be capitalized as a percentage of the principal balance of the loans sold. The Bank adjusts the carrying value monthly for reductions due to actual prepayments including defaults. The Bank assesses its MSRs for impairment each reporting period using the most recent statistical data published by the Office of Thrift Supervision (OTS tables). At December 31, 2007 and 2006, the weighted average coupon rates of mortgage loans underlying the MSRs was 5.40% and 5.34%, respectively, and the weighted average remaining maturity of the mortgage loans underlying the MSRs was 190 months and 192 months, respectively. The Bank utilized comparable industry information provided by the Office of Thrift Supervision ("OTS") in estimating the fair values of MSRs at December 31, 2007 and 2006, respectively. The estimated fair values of the MSRs was $925,763 and $1,035,793 at December 31, 2007 and 2006, respectively. As the carrying value of the Bank's MSRs was less than the estimated fair value at December 31, 2007 and 2006, no impairment existed.

The carrying value of MSRs was $658,717, or 0.36% of loans serviced at December 31, 2007 compared with $778,458, or 0.42% of loans serviced at December 31, 2006.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 6 - Mortgage Servicing Rights (cont.)
--------------------------------------------------------------------------------

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment at December 31, 2007. Future amortization may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

Estimated future amortization by year is as follows:

    2008                                 $        150,742
    2009                                          150,745
    2010                                          153,488
    2011                                           93,828
    2012                                           61,878
    Thereafter                                     48,036
                                         ----------------
                                         $        658,717
                                         ================

--------------------------------------------------------------------------------
NOTE 7 - Premises and Equipment
--------------------------------------------------------------------------------

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:

                                                     2007              2006
                                             ---------------------------------
    Land                                     $     5,835,162   $     5,578,432
    Buildings and leasehold improvements          26,757,240        25,888,143
    Furniture and equipment                       13,011,600        12,323,946
                                             ---------------   ---------------
        Total  - at cost                          45,604,002        43,790,521
    Less: Accumulated depreciation               (25,550,688)      (23,618,856)
                                             ---------------   ---------------
        Net Premises and Equipment           $    20,053,314   $    20,171,665
                                             ===============   ===============

Depreciation expense amounted to $2,041,732,  $2,170,182 and $2,223,186 in 2007,
2006 and 2005, respectively.


--------------------------------------------------------------------------------
NOTE 8 - Accrued Interest Receivable and Other Assets
--------------------------------------------------------------------------------

A summary of accrued interest receivable and other assets at December 31 is as follows:

                                                     2007              2006
                                             ---------------------------------
    Accrued interest receivable              $     3,800,662   $     3,387,665
    Federal Reserve Stock                            322,100           322,100
    Prepaids expenses and other assets             2,418,573         2,976,502
                                             ---------------   ---------------
      Total                                  $     6,541,335   $     6,686,267
                                             ===============   ===============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

--------------------------------------------------------------------------------
NOTE 9 - Deposits
--------------------------------------------------------------------------------

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $41,208,913 and $48,515,069 at December 31, 2007 and 2006,
respectively.

Scheduled maturities of time deposits was as follows:
                                                         2007            2006
                                                   -----------------------------
Due within one year                                $  82,093,157   $  84,197,259
After one year but within two years                   14,896,933      16,404,261
After two years but within three years                10,068,162       5,128,509
After three years but within four years                5,338,260      14,057,638
After four years but within five years                 4,122,938       5,349,588
                                                   -------------   -------------
    Totals                                         $ 116,519,450   $ 125,137,255
                                                   =============   =============

Interest expense on deposits was as follows:

                                          2007           2006            2005
                                    --------------------------------------------
Interest-bearing checking accounts  $   4,104,554  $   3,313,077   $   2,028,689
Money market accounts                   1,922,830      1,215,610         673,701
Savings accounts                        1,105,231        888,246         805,587
Time deposit accounts                   4,741,280      4,946,453       3,319,598
                                    -------------  -------------   -------------
   Totals                           $  11,873,895  $  10,363,386   $   6,827,575
                                    =============  =============   =============


The Bank has one customer with a deposit balance in excess of 5% of total deposits, amounting to approximately $55,234,736 and $33,690,000 at December 31, 2007 and 2006, respectively.

--------------------------------------------------------------------------------
NOTE 10 -Federal Funds Purchased and Securities Sold Under Repurchase Agreements
--------------------------------------------------------------------------------

The Bank has the ability to borrow (purchase) federal funds of up to $85,000,000 under a revolving line-of-credit. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There was $12,851,264 and $0 in federal funds purchased outstanding at December 31, 2007 and 2006, respectively.

The Bank may also borrow through securities sold under repurchase agreements (reverse repurchase agreements). Reverse repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. They are reflected at the amount of cash received in connection with the transaction. The Bank had no borrowings outstanding under the reverse repurchase agreements at December 31, 2007 and 2006, respectively. The Bank pledged U.S. government agencies and municipal obligations whose carrying values were $31,190,866 and $31,115,139 at December 31, 2007 and 2006, respectively, as collateral under a master repurchase agreement. In addition, at December 31, 2007, the Bank could also pledge up to $32,295,633 additional securities as collateral under the existing agreements if needed to obtain additional borrowings. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

--------------------------------------------------------------------------------
NOTE 11 - Other Borrowings
--------------------------------------------------------------------------------

Other borrowings consist of accounts due to the Federal Reserve Bank under a $6,000,000 treasury, tax and loan depository agreements. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature on demand. Treasury, tax and loan account balances were $2,170,571 and $3,470,020 at December 31, 2007 and 2006, respectively. Such accounts generally are repaid within one to 120 days from the transaction date and are collateralized by a pledge of investment securities with a carrying value of $6,975,028 and $6,996,914 at December 31, 2007 and 2006, respectively.

--------------------------------------------------------------------------------
NOTE 12 - Income Taxes
--------------------------------------------------------------------------------

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components for the year ending December 31:

                                        2007            2006            2005
 Current Taxes                     --------------------------------------------
     Federal                       $  4,644,000    $  4,332,000    $  4,113,000
     State                              842,000         831,500         840,000
                                   ------------    ------------    ------------
       Total Current Provision        5,486,000       5,163,500       4,953,000
                                   ------------    ------------    ------------
 Deferred Income Taxes (Benefit)
     Federal                           (213,000)       (311,000)       (616,000)
     State                               11,000         (49,000)        (80,000)
                                   ------------    ------------    ------------
       Total Deferred Provision        (202,000)       (360,000)       (696,000)
                                   ------------    ------------    ------------
 Total Provision for Income Taxes  $  5,284,000    $  4,803,500    $  4,257,000
                                   ============    ============    ============


The net deferred income tax assets in the accompanying consolidated balance sheets include the following amounts of deferred income tax assets and liabilities at December 31:

                                                        2007            2006
Deferred Income Tax Assets                         ----------------------------
  Allowance for loan losses                        $  2,279,000    $  2,247,000
  Excess servicing gains                                  3,000           7,000
  Reserve for health plan                               340,000         399,000
  Depreciation                                          221,000         151,000
  Non-accrual interest                                   84,000               -
  Loss carryforwards                                     34,000          30,000
  Other                                                  25,000          12,000
                                                   ------------    ------------
    Deferred Tax Assets before valuation allowance    2,986,000       2,846,000
    Valuation allowance                                 (79,000)        (79,000)
                                                   ------------    ------------
  Net Deferred Income Tax Assets                      2,907,000       2,767,000
                                                   ------------    ------------
Deferred Income Tax Liabilities
  Deferred loan fees                                   (189,000)       (151,000)
  Mortgage servicing rights                            (261,000)       (306,000)
  Other                                                       -         (55,000)
                                                   ------------    ------------
    Total Deferred Income Tax Liabilities              (450,000)       (512,000)
                                                   ------------    ------------
      Net Deferred Income Tax Assets               $  2,457,000    $  2,255,000
                                                   ============    ============

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

--------------------------------------------------------------------------------
NOTE 12 - Income Taxes (cont.)
--------------------------------------------------------------------------------

The Corporation has state net business loss carryforwards of approximately $665,000 and $571,000 as of December 31, 2007 and 2006, respectively. The net business loss carryforwards expire in varying amounts between 2016 and 2022.

Realization of the net deferred income tax assets over time is dependent upon the existence of taxable income in carryback periods or the Corporation generating sufficient taxable income in future periods. In determining that realization of the net deferred income tax assets recorded was more likely than not, the Corporation gave consideration to a number of factors including its recent earnings history, its expectations for earnings in the future, and where applicable, the expiration dates associated with tax carryforwards.

A valuation allowance has been established against state deferred income tax assets for those entities which have state net business loss carryforwards in which management believes that it is more likely than not that the state deferred income tax assets will not be realized.

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes is as follows:

                                                  2007                         2006                         2005
                                 -------------------------------------------------------------------------------
                                              % of Pretax                 % of Pretax                 % of Pretax
                                    Amount       Income         Amount       Income         Amount       Income
                                 -------------------------------------------------------------------------------
Reconciliation of statutory
  to effective rates
  Federal income taxes at
    statutory rate               $  5,249,034     34.40%     $  4,830,515     34.29%     $  4,521,962     34.24%
      Adjustments for
         Tax exempt interest on
           municipal obligations     (345,146)    (2.26)         (365,243)    (2.59)         (565,929)    (4.28)
         Increase in taxes
           resulting from state
           income taxes, net of
           federal tax benefit        559,603      3.66           514,180      3.65           499,755      3.78
         Increase in cash
           surrender value
           of  life insurance        (156,074)    (1.02)         (142,624)    (1.01)         (133,913)    (1.01)
         Other - net                  (23,417)    (0.15)          (33,328)    (0.24)          (64,875)    (0.49)
                                 ------------     -----      ------------     -----      ------------     -----
Income Tax Provision             $  5,284,000     34.63%     $  4,803,500     34.10%     $  4,257,000     32.24%
                                 ============     =====      ============     =====      ============     =====

FIN No. 48 was adopted by the Corporation on January 1, 2007. The adoption of this standard had no effect on the Corporation's consolidated financial statements. As of the date of adoption and as of December 31, 2007, the Corporation had no uncertain tax positions. The Corporation's policy is to record interest and penalties related to income tax liabilities in income tax expense. The Corporation, along with its subsidiaries, files U.S. Federal and Wisconsin income tax returns. The Corporation's federal tax returns for 2003 and prior, and its 2002 and prior year Wisconsin tax returns, are no longer subject to examination by tax authorities.

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

--------------------------------------------------------------------------------
NOTE 13 - Employee Benefit Plans
--------------------------------------------------------------------------------

The Bank has a contributory defined-contribution 401(k) retirement plan. This plan covers substantially all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Bank may make regular and matching contributions to the plan each year. In 2007, 2006 and 2005, the Bank provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Bank recorded contributions expense of $368,089, $351,103, and $339,949 in 2007, 2006 and 2005, respectively.

In December 2003, the Corporation adopted a Stock Purchase Plan to aid the Corporation in obtaining and retaining key management personnel by providing them with an opportunity to acquire an ownership interest in the Corporation by purchasing the Company's common stock. The Stock Purchase Plan was terminated in October 2006 by the Board of Directors. Eligibility to participate in the plan was restricted to directors, officers at a position of vice president or above, and certain officers with ten or more years of continuous service. Participants could subscribe to purchase shares annually during January of each year, subject to limitations as defined in the plan, at a price per share equivalent to the most recently established fair market value determined under the Corporation's Automatic Dividend Reinvestment Plan. Common shares subscribed and issued under the plan were 4,300 and 6,500 in January of 2006 and 2005, respectively.

The Bank purchased paid-up life insurance as owner and beneficiary on certain officers and executives to provide the Bank with funds in the event of the death of such individuals and to help recover the cost of employee benefits. Included in the consolidated financial statements is $11,622,695 and $11,168,940 of related cash surrender value as of December 31, 2007 and 2006, respectively.

--------------------------------------------------------------------------------
NOTE 14 - Operating Leases
--------------------------------------------------------------------------------

The Corporation leases various banking facilities under operating lease agreements from various companies. Three of these facilities are leased from companies held by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $822,204, $749,712 and $628,911 in 2007, 2006 and 2005, respectively, including
$275,411, $265,448 and $228,477, respectively, on facilities leased from companies held by a director and major shareholder of the Corporation.

At December 31, 2007, the future minimum lease payments for each of the five succeeding years and in the aggregate are as follows:

    2008                          $        822,404
    2009                                   822,404
    2010                                   646,789
    2011                                   234,901
    2012                                    64,889
    Thereafter                              31,585
                                  ----------------
                                  $      2,622,972

Office space at certain facilities is leased to outside parties. Rental income included in net occupancy costs was $1,129,329, $1,153,283 and $1,186,051 for the years ended December 31, 2007, 2006 and 2005 respectively.

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

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

A summary of the contract or notional amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2007 and 2006 is as follows:

                                                          2007           2006
Financial instruments whose contract                ----------------------------
   amounts represent credit risk:
      Commitments to extend credit                  $  81,495,823   $ 86,114,013
      Standby letters of credit                     $   3,825,192   $  5,817,841
      Forward commitment to sell mortgage loans     $     588,600   $    462,000

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

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

--------------------------------------------------------------------------------
NOTE 16 - Stockholders' Equity (cont.)
--------------------------------------------------------------------------------

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

         Retained Earnings

The principal source of income and funds of the Corporation are dividends from the Bank. Dividends declared by the Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by federal regulatory agencies. Under this formula, dividends of approximately $14,642,555 may be paid without prior regulatory approval. Maintenance of adequate capital at the Bank effectively restricts potential dividends to an amount less than $14,642,555.

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

Quantitative measures established by regulation to ensure capital adequacy requires the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2007 and 2006 the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the regulatory agencies categorized the subsidiary Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the institution's category.

Listed below is a comparison of the Corporation's and the Bank's actual capital amounts with the minimum requirements for well capitalized and adequately capitalized banks, as defined by the federal regulatory agencies' Prompt Corrective Action Rules, as of December 31, 2007 and 2006.

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

--------------------------------------------------------------------------------
NOTE 17 - Regulatory Capital Requirements (cont.)
--------------------------------------------------------------------------------

                                                                                                 To Be Well Capitalized
                                                                       For Capital Adequacy     Under Prompt Corrective
                                                 Actual                      Purposes               Action Provisions
                                       --------------------------------------------------------------------------------
                                             Amount      Ratio           Amount      Ratio           Amount       Ratio
As of December 31, 2007                --------------------------------------------------------------------------------
Total capital (to risk weighted assets)
      Tri City Bankshares Corporation  $   112,525,000    19.0%    $    47,503,000    8.0%           N/A           N/A
      Tri City National Bank           $   107,938,000    18.2%    $    47,484,000    8.0%     $    59,355,000    10.0%
   Tier 1 capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $   106,767,000    18.0%    $    23,752,000    4.0%           N/A           N/A
      Tri City National Bank           $   102,180,000    17.2%    $    23,742,000    4.0%     $    35,613,000     6.0%
   Tier 1 capital (to average assets)
      Tri City Bankshares Corporation  $   106,767,000    14.3%    $    29,943,000    4.0%           N/A           N/A
      Tri City National Bank           $   102,180,000    13.7%    $    29,935,000    4.0%     $    37,419,000     5.0%
As of December 31, 2006
   Total capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $   109,742,000    19.0%    $    46,260,000    8.0%           N/A           N/A
      Tri City National Bank           $   105,187,000    18.2%    $    46,239,000    8.0%     $    57,799,000    10.0%
   Tier 1 capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $   104,033,000    18.0%    $    23,130,000    4.0%           N/A           N/A
      Tri City National Bank           $    99,477,000    17.2%    $    23,120,000    4.0%     $    34,679,000     6.0%
   Tier 1 capital (to average assets)
      Tri City Bankshares Corporation  $   104,033,000    14.5%    $    28,776,000    4.0%           N/A           N/A
      Tri City National Bank           $    99,477,000    13.8%    $    28,766,000    4.0%     $    35,957,000     5.0%


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

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

--------------------------------------------------------------------------------
NOTE 19 - Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The estimated fair values of financial instruments at December 31, 2007 and 2006 are as follows:

                                                               2007                                   2006
                                               --------------------------------------------------------------------------
                                                                   Estimated Fair                         Estimated Fair
                                                Carrying Amount         Value          Carrying Amount         Value
                                               --------------------------------------------------------------------------
FINANCIAL ASSETS
    Cash and due from banks                    $     60,079,747   $     60,079,747    $     53,615,568   $     53,615,568
                                               ================   ================    ================   ================
    Federal funds sold                         $              -   $              -    $     32,567,624   $     32,567,624
                                               ================   ================    ================   ================
    Held to maturity securities                $    110,550,652   $    111,160,170    $    118,312,548   $    116,997,307
                                               ================   ================    ================   ================
    Non marketable equity securities           $        322,100   $        322,100    $        322,100   $        322,100
                                               ================   ================    ================   ================
    Loans - net                                $    580,520,538   $    584,213,046    $    528,946,700   $    527,206,982
                                               ================   ================    ================   ================
    Cash surrender value of life insurance     $     11,622,695   $     11,622,695    $     11,168,940   $     11,168,940
                                               ================   ================    ================   ================
    Mortgage servicing rights                  $        658,717   $        925,763    $        778,458   $      1,035,793
                                               ================   ================    ================   ================
    Accrued interest receivable                $      3,800,662   $      3,800,662    $      3,387,665   $      3,387,665
                                               ================   ================    ================   ================
FINANCIAL LIABILITIES
    Deposits                                   $    665,803,780   $    665,983,043    $    661,428,241   $    661,418,188
                                               ================   ================    ================   ================
    Federal funds purchased                    $     12,851,264   $     12,851,264    $              -   $              -
                                               ================   ================    ================   ================
    Other borrowings                           $      2,170,571   $      2,170,571    $      3,470,020   $      3,470,020
                                               ================   ================    ================   ================
    Accrued interest payable                   $        595,227   $        595,277    $        626,843   $        626,843
                                               ================   ================    ================   ================


The estimated fair value of fee income on letters of credit at December 31, 2007 and 2006 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2007 and 2006.

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

                        TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006, and 2005

--------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information
--------------------------------------------------------------------------------

                            CONDENSED BALANCE SHEETS

                                                            December 31,
                                                   -----------------------------
                                                         2007            2006
ASSETS                                             -----------------------------
  Cash on deposit with subsidiary Bank             $   3,633,163   $   3,596,334
  Premises and equipment - net                         1,425,747       1,499,078
  Investment in subsidiary Bank                      100,991,027      98,231,841
  Other assets - net                                     717,388         705,461
                                                   -------------   -------------
          TOTAL ASSETS                             $ 106,767,325   $ 104,032,714
                                                   =============   =============

STOCKHOLDERS' EQUITY
  Cumulative preferred stock, $1 par
    value, 200,000 shares authorized,
    no shares issued                               $           -   $           -
  Common stock, $1 par value,
    15,000,000 shares authorized, 8,884,045
    and 8,801,813 shares issued and outstanding
    as of 2007 and 2006, respectively                  8,884,045       8,801,813
  Additional paid-in capital                          26,160,505      24,651,548
  Retained earnings                                   71,722,775      70,579,353
                                                   -------------   -------------
          TOTAL STOCKHOLDERS' EQUITY               $ 106,767,325   $ 104,032,714
                                                   =============   =============

                         CONDENSED STATEMENTS OF INCOME

                                                   Years Ended December 31,
                                           -------------------------------------
                                               2007         2006         2005
                                           -------------------------------------
INCOME
  Dividends from subsidiary Bank           $ 7,280,000  $ 3,416,000  $ 2,856,000
  Interest income from subsidiary Bank         200,941      199,723      124,571
  Management fees from subsidiary Bank         553,945      546,736      546,000
                                           -----------  -----------  -----------
     Total Income                            8,034,886    4,162,459    3,526,571
EXPENSES
  Administrative and general - net             822,457      792,688      708,812
                                           -----------  -----------  -----------
Income before income taxes and equity
  in undistributed earnings of
  subsidiary Bank                            7,212,429    3,369,771    2,817,759
  Less:  Applicable income taxes (benefit)      (5,000)       3,000        6,000
                                           -----------  -----------  -----------
Income before equity in undistributed
  earnings of subsidiary                     7,217,429    3,366,771    2,811,759
    Equity in undistributed earnings of
    subsidiary Bank                          2,759,187    5,916,970    6,136,848
                                           -----------  -----------  -----------
       NET INCOME                          $ 9,976,616  $ 9,283,741  $ 8,948,607
                                           ===========  ===========  ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information (cont.)
--------------------------------------------------------------------------------


                       CONDENSED STATEMENTS OF CASH FLOWS


                                                                     Years Ended December 31,
                                                            ------------------------------------------
                                                                 2007           2006           2005
                                                            ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                $  9,976,616   $  9,283,741   $  8,948,607
  Adjustments to reconcile net income to net cash
    flows from operating activities:
      Depreciation                                                91,791         94,332         96,620
      Equity in undistributed income of subsidiary Bank       (2,759,187)    (5,916,970)    (6,136,848)
      Other                                                      (11,926)        18,407        (14,900)
                                                            ------------   ------------   ------------
      Net Cash Flows Provided by Operating Activities          7,297,294      3,479,510      2,893,479
                                                            ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of premises and equipment - net                    (18,460)       (77,186)       (88,861)
                                                            ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends paid                                            (8,833,194)    (7,656,919)    (6,623,273)
    Common stock issued - net                                  1,591,189      3,604,634      3,927,386
                                                            ------------   ------------   ------------
        Net Cash Flows Used in Financing Activities           (7,242,005)    (4,052,285)    (2,695,887)
                                                            ------------   ------------   ------------
           Net Change in Cash                                     36,829       (649,961)       108,731
CASH - BEGINNING OF YEAR                                       3,596,334      4,246,295      4,137,564
                                                            ------------   ------------   ------------
    CASH - END OF YEAR                                      $  3,633,163   $  3,596,334   $  4,246,295
                                                            ============   ============   ============


                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

--------------------------------------------------------------------------------
NOTE 21 - Quarterly Results of Operations (Unaudited)
--------------------------------------------------------------------------------

The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006:

                                    (In thousands, except per share data)
                                             Three Months Ended
                             -------------------------------------------------
2007                         December 31  September 30    June 30     March 31
                             -----------  ------------  ----------   ----------
  Interest income             $   11,632   $   11,465   $   11,105   $   10,865
  Interest expense                (3,328)      (3,161)      (2,963)      (3,122)
                              ----------   ----------   ----------   ----------
  Net interest income              8,304        8,304        8,142        7,743
  Provision for loan losses         (235)        (125)         (60)         (60)
  Noninterest income               2,929        2,908        2,858        2,570
  Noninterest expense             (7,177)      (7,052)      (7,002)      (6,786)
                              ----------   ----------   ----------   ----------
  Income before income taxes       3,821        4,035        3,938        3,467
  Income taxes                    (1,306)      (1,415)      (1,376)      (1,187)
                              ----------   ----------   ----------   ----------
  Net Income                  $    2,515   $    2,620   $    2,562   $    2,280
                              ==========   ==========   ==========   ==========

  Basic earnings per share    $     0.29   $     0.29   $     0.29   $     0.26

2006

  Interest income             $   10,819   $   10,485   $    9,964   $    9,656
  Interest expense                (2,835)      (2,707)      (2,530)      (2,520)
                              ----------   ----------   ----------   ----------
  Net interest income              7,984        7,778        7,434        7,136
  Provision for loan losses          (60)         (60)         (60)         (60)
  Noninterest income               2,682        2,789        2,614        2,335
  Noninterest expense             (6,675)      (6,663)      (6,618)      (6,469)
                              ----------   ----------   ----------   ----------
  Income before income taxes       3,931        3,844        3,370        2,942
  Income taxes                    (1,369)      (1,325)      (1,157)        (952)
                              ----------   ----------   ----------   ----------
  Net Income                  $    2,562   $    2,519   $    2,213   $    1,990
                              ==========   ==========   ==========   ==========

  Basic earnings per share    $     0.29   $     0.29   $    0.25    $     0.23

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