Form 10-K, Exhibit 13
period 2008-12-31
TRI CITY BANKSHARES CORP
filed 2009-03-26
CIK 313337

Dear Shareholders:


The banking landscape has changed dramatically over the last twelve months as the scope of the crisis in financial markets and the economy exceeded most predictions. In December 2008 the National Bureau of Economic Research reported that the United States had been in a recession since December 2007. With high unemployment, record numbers of foreclosures and numerous bank failures, this pronouncement came as no surprise.

Despite the economic downturn, Tri City Bankshares Corporation had record earnings for a fourth consecutive year. Dividends were increased for a fifteenth consecutive year and the Corporation ended 2008 with an all-time high $792.9 million in total assets. These results were made possible by two basic strengths; equity significantly in excess of that which defines a bank as "well capitalized" and strategic reliance on the stability and low cost of core deposits.

We will continue to build on our strengths. Our foremost objectives are managing credit risk and interest rate risk and maintaining our commitment to strong capital levels. These are not new initiatives, rather a continuation of the principles that have allowed your Corporation to weather a troubled economy. Our community bank business plan will remain a priority. Retail deposit acquisition provides core deposits. Those funds are deployed as small business and consumer loans allowing Tri City National Bank to completely serve the many communities we call home.

Economic conditions in 2009 will provide challenges as well as opportunities for the Corporation. The Board of Directors, officers and staff will pursue those opportunities as we continually strive to protect and enhance your investment.

Very truly yours,

TRI CITY BANKSHARES, Inc.

/s/Ronald K. Puetz

Ronald K. Puetz
Chairman of the Board, CEO

                    Directors and Officers of the Corporation


DIRECTORS

Frank J. Bauer           President of Frank Bauer Construction Company, Inc.

William N. Beres         Independent financial  consultant since  January, 2009.
                         Former Chief Financial Officer of Wisvest LLC, and Vice
                         President of Minergy LLC, wholly owned subsidiaries of Wisconsin Energy Corporation from January, 1999 through
                         December, 2008.

Sanford Fedderly         Retired Registered Pharmacist

Scott D. Gerardin       Senior  Vice President and  General Counsel  of Tri City
                        Bankshares  Corporation  and Senior  Vice President  and
                        General Counsel of Tri City National Bank

William Gravitter       Retired President of Hy-View Mobile Home Court, Inc.

Christ Krantz           Vice  President of  K.R.K.,  Inc., President  of  Krantz
                        Realty, Inc. and Partner in Krantz Partnership Limited

Brian T. McGarry        Retired Vice President  of  Tri City National  Bank  and
                        Director of NDC LLC

Robert W. Orth          Executive   Vice   President   of  the  Corporation  and
                        President of Tri City National Bank

Ronald K. Puetz         Chairman of the Board,  President  and  Chief  Executive
                        Officer of Tri City Bankshares Corporation and Chairman of the Board and Chief Executive Officer of Tri City
                        National Bank and Treasurer of NDC LLC

Agatha T. Ulrich        Chairman and Director of NDC LLC, President and Director
                        of the David A. and Agatha T. Ulrich Foundation, Inc.

David A. Ulrich, Jr.    Independent   Investor,   Retired  Vice  President   and
                        Director of Mega Marts, Inc.,  Retired   Vice  President
                        and  Director of NDC,  Inc.,  Director of  NDC  LLC  and
                        Director   of  the  David  A.  and   Agatha  T.   Ulrich
                        Foundation, Inc.

William J. Werry        Retired Unit President of Tri City National Bank

Scott A. Wilson         Executive Vice President CFO, Treasurer and Secretary of
                        Tri  City  Bankshares  Corporation,   and Executive Vice
                        President,  Treasurer and Secretary of Tri City National
                        Bank

Officers

Ronald K. Puetz           President, Chairman and Chief Executive Officer

Robert W. Orth            Executive Vice President

Scott A. Wilson           Executive Vice President,  Chief Financial Officer and
                          Treasurer

Scott D. Gerardin         Senior Vice President and General Counsel

Thomas W. Vierthaler      Vice President and Comptroller

George E. Mikolajczak     Vice President - Human Resources

Gary J. Hafemann          Vice President and Auditor

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

The following discussion provides Management's analysis of the audited consolidated financial statements of Tri City Bankshares Corporation (the "Corporation") and should be read in conjunction with those financial statements. This discussion focuses on significant factors that affected the Corporation's financial performance in 2008 with comparisons to 2007 and to 2006 where applicable. For all periods presented, the operations of Tri City National Bank (the "Bank") contributed substantially all of the Corporation's revenue and expense for the year. Included in the operations of the Bank are the activities of its wholly-owned subsidiaries, Tri City Capital Corporation, Inc. and Title Service of Southeast Wisconsin, Inc.

OVERVIEW

The year ended December 31, 2008 was one of the most challenging ever for financial institutions. The failure of numerous Wall Street investment banks, continued declines in the housing market, increasing unemployment and a credit crisis on Main Street as well as Wall Street resulted in unprecedented action prompting the U.S. Treasury to establish the $700 billion Troubled Asset Relief Program (TARP), the first substantive action under the Emergency Economic Stabilization Act approved by Congress. Despite the uncertainty and turmoil, the Corporation posted record after tax earnings of $11.0 million, an increase of $1.0 million (10.5%) over 2007 earnings. The results were partially due to the Bank's improved operating income and partially due to income from non-recurring events. Those events included a death benefit of $0.6 million on Bank Owned Life Insurance (BOLI) and gains of $0.1 million realized from the sale of VISA stock owned by the Bank. The increased earnings also occurred despite a $1.3 million charge to earnings for the Bank's Provision for Loan and Lease Losses (PLLL) for the year. The PLLL for 2008 increased by $0.8 million from $0.5 million in 2007. The Bank is not immune to the effects the weakening economy has had on its retail and commercial borrowers.

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

Forward-looking statements are subject to significant risks and uncertainties. The Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to the factors set forth in Item 1A of the Corporation's Annual Report on Form 10-K (the "2008 Form 10-K") for the year ended December 31, 2008, which item is incorporated herein by reference.

All forward-looking statements contained in this report or that may be contained in future statements made for or on behalf of the Corporation are based upon information available at the time the statement is made and the Corporation assumes no obligation to update any forward-looking statement.

CRITICAL ACCOUNTING POLICIES

A number of accounting policies require the use of management's judgment. Management considers the most significant accounting policy to be the determination of the amount of the allowance for loan and lease losses. We evaluate our loan portfolio at least quarterly to determine the adequacy of the allowance for loan and lease losses ("ALLL"). Included in the review are five components: (1) historic review of losses and allowance coverage based on peak and average loss volume; (2) review of portfolio trends in volume and composition with attention to possible concentrations; (3) review of delinquency trends and loan performance compared to our peer group; (4) review of local and national economic conditions; and (5) qualitative review of non-performing loans identifying charge-offs, potential loss after collateral liquidation and credit weaknesses requiring above-normal supervision. As the allowance for loan and lease losses is an estimate, there is a risk that actual results will differ from expectations and additional losses, and a charge to earnings may result.

PERFORMANCE SUMMARY

The Corporation's strong performance and record earnings came in a year with more financial turmoil than any in recent history. Many financial institutions have faltered and others, large and small, have failed. The Corporation and its Bank remain financially stable as a result of strong capital, strong funding from core deposits, a quality loan portfolio and the ability to rely on the strength of management and our dedicated employees. Meanwhile from Wall Street to Main Street shock waves were felt throughout 2008:

o March - Bear Stearns is the first to succumb to the sub-prime lending crisis as it is sold in distressed condition to J.P. Morgan Chase.

o July - The FDIC closes IndyMac Bank making it the fourth biggest bank failure in U.S. history.

o September - The newly created Federal Housing Finance Agency places mortgage giants Fannie Mae and Freddie Mac in a conservatorship allowing the U.S. Treasury to support their obligations and operations.

o September - Lehman Brothers, a prominent Wall Street securities firm, files for bankruptcy protection.

o    September - The Federal Reserve rescues American Insurance Group (AIG).

o September - JP Morgan Chase takes over WaMu. Washington Mutual, the biggest savings bank in the county, is now also the largest bank ever to fail.

o October - Congress approves Emergency Economic Stabilization Act in the amount of $700 billion.

o October - Wachovia is acquired by Wells Fargo after its troubled mortgage portfolio and a stunning $5 billion worth of withdrawals in a single day make it the next likely big bank failure.

o November - Citigroup receives a bailout in the form of additional capital and guarantees.

o    December - Madoff fraud allegedly bilks investors of $50 billion.

o December - Federal Reserve Open Market Committee cuts rates to lowest ever with the unprecedented move to a range of 0.0% to 0.25% as the target rate for Federal Funds.

o December - US Treasury gives automakers $17 billion in bailout loans from the TARP fund originally approved for the financial industry.

In general, local banks have fared better than large national financial institutions, some of which were bailed out, failed or were sold in distressed condition. Although many Wisconsin banks posted reduced earnings or losses for 2008, a few saw increased earnings. The Corporation is in the latter group and is pleased to report record net income of $11.0 million for the year ended December 31, 2008, an increase of $1.0 million or 10.5% from the $10.0 million earned in 2007. Basic earnings per share for 2008 were $1.24, a 9.7% increase from 2007 basic earnings per share of $1.13. Return on average assets and return on average equity for 2008 were 1.46% and 10.12%, respectively, compared to 1.36% and 9.49%, respectively, for 2007. Cash dividends of $1.04 per share paid in 2008 increased by 4.0% over cash dividends of $1.00 per share paid in 2007.

o 2008 net income increase of $1.0 million reflected income from two non-recurring events. The unexpected passing of Chairman Hank Karbiner resulted in a tax-free death benefit of $0.6 million from bank owned life insurance and pretax income of $0.1 million resulted from the gain on sale of VISA stock following the VISA initial public offering. Excluding these items, the Corporation would still have posted record net income of $10.3 million for 2008, an increase of $0.3 million (3.5%) over 2007. The $0.3 million increase excluding non-recurring items is notable given that the Bank's provision for loan losses increased $0.8 million (160%) to $1.3 million in 2008 from $0.5 million in 2007.

o Taxable equivalent net interest income was $34.7 million for 2008, an increase of $1.6 million (4.8%) from 2007. Taxable equivalent interest income decreased $1.4 million while interest expense decreased $3.0 million as a result of declining rates and the opportunity to re-price the Bank's variable rate deposits faster than loans. Although interest yields on loans repriced at a slower pace than yields on deposits, they did reprice at lower rates throughout 2008, resulting in $3.8 million less interest income from loans. This decrease in interest income was partially offset by growth in commercial and real estate loans that added $2.7 million to interest income. The resulting $1.1 million net decrease in interest income from loans was the largest component of the $1.4 million decrease to total interest income with a reduction in interest income from Federal funds (Fed funds) sold accounting for the remainder. On the expense side, a decrease of $3.0 million in interest expense on deposits and short-term borrowings was primarily attributable to lower rates that reduced interest expense by $4.0 million that was partially offset by increased volume in time deposits and money market accounts resulting in $1.0 million additional interest expense. Average earning assets increased $23.7 million to $698.8 million while average interest bearing liabilities increased $22.0 million to $519.7 million.

o The net interest margin for 2008 was 4.97%, compared to 4.90% in 2007. The 7 basis point ("bp") increase is attributable to a 27 bp increase in interest rate spread (a decrease of 43 bp on the yield of earning assets offset by a 70 bp decrease on the yield of interest-bearing liabilities), partially offset by a 20 bp decrease from the contribution of net interest free funds. The Bank's net interest margin has remained in the upper third of its peer group throughout recent interest rate cycles.

o Total loans were $599.6 million at December 31, 2008, an increase of $13.4 million from December 31, 2007, primarily due to commercial and residential real estate loan growth and a small increase in real estate construction loans outstanding. Total real estate loans grew $17.9 million (3.3%) and represented 93.7% of total loans at December 31, 2008, compared to 92.8% at December 31, 2007. Commercial loans declined $4.4 million (15.7%) and represented 3.9% of total loans at December 31, 2008, compared to 4.8% at December 31, 2007. Total deposits were $677.7 million at December 31, 2008, an increase of $11.9 million or 1.8% from December 31, 2007. The increase was fueled by a $26.7 million increase in time deposits which more than offset decreases in demand deposits, savings and transaction accounts.

o Asset quality in the Bank has been negatively affected by the current economic crisis. However, non-performing assets and other real estate owned
     (OREO) are well below peer levels. Net charge offs were $1.1 million in 2008, an increase of $0.7 million from 2007, with the majority of the increase attributable to the real estate mortgage loan portfolio. Net charge offs were 0.19% of average loans in 2008 compared to 0.07% in 2007. The provision for loan losses charged to earnings was $1.3 million in 2008 compared to $0.5 million in 2007. The ratio of allowance for loan and lease losses to loans was 0.99% and 0.98% at December 31, 2008 and 2007, respectively. Nonperforming loans were $8.6 million, representing 1.4% of total loans at December 31, 2008, compared to $5.6 million (1.0%) of total loans at December 31, 2007. The Bank held only one property valued at $0.1 million in OREO at December 31, 2008 and this non-earning asset was liquidated in January 2009.

o Non-interest income was $12.9 million for 2008, an increase of $1.6 million (14.4%) from 2007. The increase was primarily the result of ancillary fees paid by retail deposit account holders that increased $0.5 million (5.5%) from 2007 to 2008. Mortgage banking revenue also increased $0.2 million (125.8%) in 2008 due to increased refinance activity in secondary market mortgages. Other income increased $0.9 million (70.2%) primarily as a result of the aforementioned BOLI and VISA non-recurring events.

o Non-interest expense was $29.2 million, up $1.2 million or 4.2% from 2007. Personnel expense increased $0.4 million (2.8%), occupancy expense increased $0.2 million (8.2%), computer services increased $0.3 million (13.5%) and other expenses increased $0.3 million (6.9%).

o Income tax expense remained unchanged at $5.3 million for 2008 compared to 2007 despite higher income due to a significant increase in tax exempt investment security income and the tax-free nature of the BOLI death benefit.

o As of December 31, 2008, the Bank's Tier 1 leverage ratio was 13.7%, the Tier 1 risk-based capital ratio was 17.3% and the total risk-based capital ratio was 18.3%. All ratios exceed minimum regulatory requirements for the Bank to be deemed "well capitalized". With the passage of TARP, financial institutions were able to improve their capital ratios by selling preferred stock to the US Treasury Department under the Treasury's Capital Purchase Program ("CPP"). Some financial institutions sought to achieve "well capitalized" status while other already "well capitalized" financial institutions sought to improve their ratios. With the Bank's leverage ratio of 13.7% exceeding the 5.0% "well capitalized" minimum by 8.7%, with its Tier 1 risk based ratio of 17.3% exceeding the 6.0% "well capitalized" minimum by 11.3% and with its total capital to risk weighted asset ratio of 18.3% exceeding the 10% "well capitalized" minimum by 8.3%, the Corporation chose not to participate in CPP and took no TARP money.

INCOME STATEMENT ANALYSIS

Table 1 provides average balances of interest-earning assets and interest-bearing liabilities, the interest income and expense resulting from each, and the calculated interest rates earned and paid. The table further shows net interest income, interest rate spread, and the net interest margin on a taxable equivalent basis for the years ended December 31, 2008, 2007 and 2006.

TABLE 1
                       AVERAGE BALANCES AND INTEREST RATES
                 (Interest rates on a taxable equivalent basis)
                             (Dollars in Thousands)

                                            2008                           2007                            2006
                                            ----                           ----                            ----
                                                     Yield                          Yield                           Yield
                               Average                 or      Average                or      Average                 or
                               Balance    Interest    Cost     Balance   Interest    Cost     Balance    Interest    Cost
ASSETS
Interest Earning Assets:

Loans                         $  586,774  $  38,828   6.62%   $ 549,094  $  39,894  7.27  %  $  515,074  $  35,558  6.90  %
Taxable Investment
    Securities                    68,475      3,056   4.46%      88,062      3,617  4.11  %      96,782      3,744  3.87  %
Non Taxable
Investment                        39,410      2,244   5.69%      29,427      1,673  5.69  %      32,653      1,763  5.40  %
Securities
Fed Funds Sold                     4,171         86   2.06%       8,588        452  5.26  %       9,451        459  4.86  %
                              ----------  ---------           ---------  ---------           ----------  ---------
Total Interest Earning
    Assets                       698,830     44,214   6.33%     675,171     45,636  6.76  %     653,960     41,524  6.35  %
Noninterest-Earning Assets:
Other Assets                      54,753                         57,038                          56,796
                              ----------                      ---------                      ----------
TOTAL ASSETS                  $  753,583                      $ 732,209                      $  710,756
                              ==========                      =========                      ==========
LIABILITIES AND EQUITY
Interest-Bearing
Liabilities:
Transaction Accounts          $  170,192      2,045   1.20%   $ 180,013      4,105  2.28  %  $  157,293      3,313  2.11  %
Money Market                      77,411      1,438   1.86%      56,449      1,923  3.41  %      46,476      1,216  2.62  %
Savings Deposits                 132,643        850   0.64%     135,049      1,105  0.82  %     136,404        888  0.65  %
Other Time Deposits              133,003      5,055   3.80%     112,222      4,741  4.22  %     125,681      4,946  3.94  %
Short-Term Borrowings              6,437        129   2.00%      13,983        700  5.01  %       4,380        229  5.23  %
                              ----------  ---------           ---------  ---------           ----------  ---------
Total Interest-Bearing
    Liabilities                  519,686      9,517   1.83%     497,716     12,574  2.53  %     470,234     10,592  2.25  %
                                          ---------                      ---------                       ---------
Noninterest Bearing
    Liabilities:
Demand Deposits                  125,217                        128,100                         137,152
Other                                726                          1,260                           2,743
Stockholders' Equity             107,954                        105,133                         100,627
                              ----------                      ---------                      ----------
Total Liabilities and
   Stockholders' Equity        $ 753,583                      $ 732,209                      $  710,756
                              ==========                      =========                      ==========
Net interest earnings and
   interest  rate spread                   $ 34,697   4.50%              $  33,062  4.23  %              $  30,932   4.10%
                                          =========  ======              =========  =======              =========  ======
Net interest margin (FTE)                             4.97%                         4.90  %                          4.73%
                                                     ======                         =======                         ======

NET INTEREST INCOME

Interest income is the Corporation's primary source of revenue. Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing deposits and other borrowings, such as the Fed funds purchased through a correspondent bank. Net interest income is affected by increasing or decreasing interest rates, as well as by the mix and volume of both the interest-earning assets and interest-bearing liabilities. Additionally, the composition and characteristics of such assets and liabilities contribute to the sensitivity of the balance sheet to changes in interest rates. Examples of these characteristics include loans with floating rates tied to an index, such as the Bank's reference rate, and the contractual maturities of loans. Similarly, on the deposit side, the ratio of time deposits to deposits with no stated investment term impacts balance sheet sensitivity.

An examination of the interest rate spread and net interest margin will explain changes in net interest income. Interest rate spread is the difference between the yield on interest-earning assets and the rate paid for interest-bearing liabilities that fund those assets. Net interest margin is expressed as the percentage of net interest income to average interest-earning assets. Net interest margin exceeds interest rate spread because non-interest-bearing sources of funds, principally demand deposits and stockholders' equity, also support interest-earning assets. To compare tax-exempt asset yields to taxable yields, the yield on tax-exempt loans and securities is computed on a taxable equivalent basis. Net interest income, interest rate spread, and net interest margin are discussed on a taxable equivalent basis.

Table 1 shows taxable equivalent net interest income of $34.7 million for 2008, an increase of $1.6 million (4.95%) from $33.1 million in 2007. The increase in taxable equivalent net interest income is the result of lower rates and the fact that the Bank has more variable rate liabilities than variable rate assets. The Federal Reserve ("Fed") aggressively cut the target rate on Fed funds seven times in 2008. The cumulative effect of the rate reductions was 4.0% and on December 17, 2008, the Fed took the unprecedented step of setting a range (0.0% to 0.25%) instead of a target rate. Each rate cut during the year reduced interest expense on variable rate deposits such as money market, transaction and savings accounts. Interest income on maturing notes and floating rate loans was also reduced. As rates declined, the Bank's interest expense declined faster than interest income. Interest expense on total interest bearing liabilities decreased $3.1 million to $9.5 million in 2008 from $12.6 million in 2007 while interest income on total interest earning assets decreased $1.4 million to $44.2 million from $45.6 million in 2007. The net effect of these variances is a year-to-year increase of $1.6 million in taxable equivalent net interest income.

Growth in the commercial and residential real estate loan portfolios (resulting in a higher level of earning assets) partially offset reduced interest income resulting from rate changes that occurred as maturing loans re-priced at rates below the rate charged on the prior note. Another factor impacting interest income in 2008 occurred as numerous business loan customers requested rate reductions prior to the maturity of their loan based on competitive offers from other financial institutions. In some cases these requests were honored (reducing portfolio yield) while in other cases the business was allowed to refinance with another institution (reducing portfolio balances). In both cases the effect was a reduction in interest income. Interest income on loans decreased $1.1 million in 2008 to $38.8 million from $39.9 million in 2007. Interest income on taxable investment securities decreased $0.5 million in 2008 to $3.1 million from $3.6 million in 2007 despite an increased yield of 35 bp to 4.46% for 2008 from 4.11% in 2007. The decrease was the result of movement out of taxable securities and re-investment in tax-exempt securities. The transition allowed the Bank to take advantage of higher tax equivalent yields on municipal investments. Average balances of taxable investment securities decreased $19.5 million in 2008 to $68.5 million from $88.0 million in 2007. Tax-exempt investment securities increased $10 million in 2008 to $39.4 million from $29.4 million in 2007. Although tax equivalent yields were constant at 5.69% from 2007 to 2008, interest income on tax-exempt investments increased $0.5 million in 2008 to $2.2 million from $1.7 million in 2007 as a result of the $10.0 million increased average balance. Interest income on Fed funds sold by the Bank decreased $0.4 million to $0.1 million in 2008 from $0.5 million in 2007 as average balances decreased and the Fed's action reduced rates. Average Fed funds sold decreased $4.4 million to $4.2 million in 2008 from $8.6 million in 2007 as excess funds were used to support loan growth achieved in 2007-2008.

Variable rate deposits and maturing time deposits all re-priced at lower rates as the year progressed. Overall funding yields on interest-bearing liabilities decreased 70 bp in 2008 to 1.83% from 2.53% in 2007. The decrease was significant in all five of the interest-bearing liability categories, as shown in Table 1.

o Transaction account yields decreased 108 bp to 1.20% in 2008 from 2.28% in 2007.

o Money market deposit yields decreased 155 bp to 1.86% in 2008 from 3.41% in 2007.

o Savings deposit yields (including savings sweep accounts) decreased 18 bp to 0.64% in 2008 from 0.82% in 2007.

o    Time deposit yields decreased 42 bp to 3.80% in 2008 from 4.22% in 2007.

o Short term rates on Fed funds borrowings decreased dramatically as a result of actions by the Fed already discussed. The effect was a reduction in the yield on Corporation's short term (Fed funds purchased) of 301 bp to 2.0% in 2008 from 5.01% in 2007.

With the exception of time deposits, interest expense decreased on all deposit categories listed in Table 1 due to the reduced yields. The $21.0 million increase in the average balance on time deposits offset the 42 bp reduction in yield and resulted in a $0.4 million increase in interest expense to $5.1 million in 2008 from $4.7 million in 2007.

As a result of the changes to yields of interest earning assets and interest bearing liabilities the taxable equivalent net interest margin for 2008 was 4.97% compared to 4.90% for 2007. The 7 bp improvement is attributable to a 27 bp contribution from an improved interest rate spread (with a 43 bp decrease on the yields of earning assets more than offset by a 70 bp decrease on the rates paid on deposits and borrowed funds) less a 20 bp decreased contribution from net free funds. The increase marks the third consecutive year of margin improvement after three years of margin compression. However, the entire interest rate cycle should be viewed in the context of peer performance where the Corporation's net interest margin ranks in the top 10 percent of over 1,000 similarly sized banks as ranked by the Federal Financial Institutions Examination Council ("FFIEC") in its December 31, 2008 peer analysis, the Uniform Bank Performance Report ("UBPR"). Information in the UBPR is compiled by the FFIEC and while management believes such information to be accurate, the Corporation assumes no responsibility for any inaccuracies in such information.

TABLE 2
               INTEREST INCOME AND EXPENSE VOLUME AND RATE CHANGE
                             (Dollars in Thousands)

The following table sets forth, for the periods indicated, a summary of the changes in interest earned (on a fully taxable equivalent basis) and interest paid resulting from changes in volume and rates:

                                        2008 Compared to 2007            2007 Compared to 2006
                                      Increase (Decrease) Due to       Increase (Decrease) Due to
                                    Volume     Rate(1)       Net     Volume     Rate(1)       Net
Interest earned on:
Loans                                2,738     (3,803)    (1,065)     2,349      1,987      4,336
Taxable investment securities         (805)       244       (561)      (337)       210       (127)
Nontaxable investment securities       568          3        571       (174)        84        (90)
Fed funds sold                        (233)      (133)      (366)       (42)        35         (7)
                                                                    -------    -------    -------

Total interest-earning assets      $ 2,268    $(3,689)   $(1,421)   $ 1,796    $ 2,316    $ 4,112
                                   =======    =======    =======    =======    =======    =======

Interest paid on:
Transaction accounts                  (224)    (1,835)    (2,059)       479        313        792
Money market                           714     (1,199)      (485)       261        446        707
Savings deposits                       (20)      (236)      (256)        (9)       226        217
Time deposits                          878       (564)       314       (530)       325       (205)
Short-term borrowings                 (378)      (193)      (571)       502        (31)       471
                                   -------    -------    -------    -------    -------    -------

Total interest-bearing             $   970    $(4,027)   $(3,057)   $   703    $ 1,279    $ 1,982
                                   =======    =======    =======    =======    =======    =======
liabilities
Increase in net interest
  income                                                 $ 1,636                          $ 2,130
                                                         =======                          =======

(1) The change in interest due to both rate and volume has been allocated to rate changes.

Interest earned on total interest-earning assets indicates that changes due to volume caused taxable equivalent net interest income to increase by $2.3 million from 2007 to 2008 while changes due to rate caused a $3.7 million decrease for the same period, resulting in a net $1.4 million decrease from 2007 to 2008 in tax equivalent interest earned on total interest-earning assets. For interest paid on total interest-bearing liabilities, there was an increase of $1.0 million due to volume from 2007 to 2008, while changes due to rate decreased funding costs by $4.0 million, which resulted in a net decrease of $3.0 million interest paid on total interest-bearing liabilities. The net effect of the foregoing was an increase in net interest income of $1.6 million.

A review of the changes to interest earned due to volume and rate for individual asset categories reveals an increase due to loan volume of $2.7 million and a decrease of $3.8 million due to rate, resulting in a net decrease of $1.1 million in interest earned on loans. Interest earned on taxable investment securities decreased $0.6 million and interest earned on tax-exempt investment securities increased $0.6 million, which reflects a shift during the year to tax-exempt investment securities in the portfolio and resulting in no net change from 2007 to 2008 in interest income in this asset group. The remainder of the variance in interest earned on interest earning assets is the result of a $0.4 million decrease due to both volume and rate on Fed funds sold.

A review of the changes to interest paid on individual liability categories reveals decreased interest paid on all account types with the exception of time deposits. Lower rates on variable rate products was the most significant factor.

o Lower rates reduced interest paid on transaction accounts $1.8 million accounting for nearly all of the $2.1 million decrease.

o Lower rates paid on money market accounts reduced interest paid $1.2 million, offset by a $0.7 million increase due to volume increases and resulting in a $0.5 million net decrease in interest paid on money market accounts. Money market average balances increased $21.0 million (37.1%) to $77.4 million in 2008 compared to $56.4 million in 2007 as a result of both a new investor money market account offered by the Bank and a general flight to safety that increased deposits at many FDIC insured institutions during 2008.

o Net interest paid on savings deposits decreased $0.3 million almost entirely as a result of decreased interest rates.

o With rates declining and the economic outlook negative, the Bank promoted time deposits for much of 2008 to maximize the advantage of core deposits. A $0.6 million decrease due to rates was more than offset by a $0.9 million increase due to volume resulting in a $0.3 million net increase to interest paid on time deposits. Average balances of time deposits increased $21 million (19%) to $133 million in 2008 compared to $112 million in 2007.

o Interest paid on short-term borrowings decreased $0.4 million due to volume and decreased $0.2 million due to rate, resulting in reduced interest expense of $0.6 million for this liability category.

TABLE 3

                            SELECTED AVERAGE BALANCES
                             (Dollars in Thousands)
                                                                 Dollar  Percent
ASSETS                                     2008       2007       Change   Change
                                           ----       ----       ------   ------
Loans:
    Commercial                         $ 401,523   $ 377,161   $ 24,362    6.5%
    Residential real estate              155,670     144,743     10,927    7.5%
    Consumer                              29,581      27,190      2,391    8.8%
                                       ---------   ---------   --------
       Total loans                       586,774     549,094     37,680    6.9%
Investment securities:
    Taxable                               68,475      88,062    (19,587) (22.2)%
    Tax-exempt                            39,410      29,427      9,983   33.9%
Short-term investments                     4,171       8,588     (4,417) (51.4)%
                                       ---------   ---------   --------
       Securities and short-term
        investments                      112,056     126,077    (14,021) (11.1)%
                                       ---------   ---------   --------
Total earning assets                     698,830     675,171     23,659    3.5%
Other assets                              54,753      57,038     (2,285)  (4.0)%
                                       ---------   ---------   --------
Total assets                           $ 753,583   $ 732,209   $ 21,374    2.9%
                                       =========   =========   ========

                       LIABILITIES & STOCKHOLDERS' EQUITY

Interest-bearing deposits:
    Savings deposits                   $ 132,643   $ 135,049   $ (2,406)  (1.8)%
    Transaction account deposits         170,192     180,013     (9,821)  (5.5)%
    Money market deposits                 77,411      56,449     20,962   37.1%
    Time deposits                        133,003     112,222     20,781   18.5%
                                       ---------   ---------   --------
       Total interest-bearing deposits   513,249     483,733     29,516    6.1%
Short-term borrowings                      6,437      13,983     (7,546) (54.0)%
                                       ---------   ---------   --------
Total interest-bearing liabilities       519,686     497,716     21,970    4.4%
Noninterest-bearing demand deposits      125,217     128,100     (2,883)  (2.3)%
Accrued expenses and other liabilities       726       1,260       (534) (42.4)%
Stockholders' equity                     107,954     105,133      2,821    2.7%
                                       ---------   ---------   --------
Total liabilities and
    stockholders' equity               $ 753,583   $ 732,209   $ 21,374    2.9%
                                       =========   =========   ========

As shown in Table 3, average total earning assets were $698.8 million in 2008, an increase of $23.7 million (3.5%) from $675.2 million in 2007. The loan portfolio contributed $37.7 million of new earning assets, an increase of 6.9% to $586.8 million in 2008 from $549.1 million in 2007. The increase was driven by commercial and residential real estate loan growth. Commercial loans (primarily secured by real estate) increased $24.4 million (6.5%) to $401.5 million in 2008 from $377.2 million in 2007. Marketing for new business was very selective in 2008 with the Bank's attention to equity, cash flow and borrower character as critical as ever. Residential real estate loans increased $10.9 million (7.5%) to $155.7 million in 2008 from $144.7 million in 2007. Consumer loans increased $2.4 million (8.8%) to $29.6 million in 2008 from $27.2 million in 2007 as a result of Home Equity Line of Credit ("HELOC") promotions. Growth in both of these categories was achieved despite media reports that credit was tightening for consumers. While unqualified borrowers may see fewer credit options, creditworthy borrowers with sufficient equity and cash flow should be able to finance or refinance as needed. The Bank decreased its average investment securities and short term investments by a total of $14.0 million (11.1%) to $112.1 million in 2008 compared to $126.1 million for 2007. The Bank reduced the average balance of taxable investments $19.6 million (22.2%) to $68.5 million by shifting $10.0 million to tax-exempt investments offering higher tax-equivalent yields. The average balance of tax-exempt investments increased $10.0 million (33.9%) to $39.4 million as a result. The average balance of the Bank's short term investments, consisting of Fed funds sold overnight, decreased $4.4 million (51.4%) to $4.2 million in 2008 from $8.6 for 2007. Funds from this decrease of $14.0 million in securities and short term investments were deployed instead to higher yielding loans. Other assets were reduced $2.3 million (4.0%) to $54.7 million in 2008 from $57.0 million for 2007 as a result of normal depreciation of fixed assets and a decrease of $1.1 million to the Bank's investment in BOLI. Total average assets increased $21.4 million (2.9%) to $753.6 million in 2008 from $732.2 million in 2007.

The increase in average earning assets in 2008 was supported by an increase of $29.5 million (6.1%) in average balances of total interest-bearing deposits to $513.2 million in 2008 compared to $483.7 million for 2007. Savings deposits decreased $2.4 million (1.8%) to $132.6 million in 2008 from $135.0 million in 2007. Transaction accounts decreased $9.8 million (5.5%) to $170.2 million in 2008 from $180.0 million in 2007. While some of these decreases were caused by normal account attrition, most of the decrease in the average balances of savings and transaction accounts was movement within the Bank to a newly offered product, an "Investor Money Market Deposit Account". As a result of balance shifting and new deposit inflow, average balances of money market deposits increased $21.0 million (37.1%) to $77.4 million in 2008 from $56.4 million for 2007. Time deposits increased $20.8 million (18.5%) to $133.0 million in 2008 from $112.2 million in 2007 as the Bank marketed more aggressively for these core deposits. Total interest-bearing liabilities increased $22.0 million (4.4%) to $519.7 million in 2008 from $497.7 million in 2007 as deposit growth was mitigated by a reduced need for short-term borrowings, which decreased $7.6 million (54.0%) to $6.4 million in 2008 from $14.0 million in 2007. The average balance of non-interest bearing demand accounts decreased $2.9 million (2.3%) to $125.2 million in 2008 from $128.1 million in 2007 due to normal attrition plus the fact that most consumers opening new accounts with the Bank choose interest-bearing checking accounts. Average stockholder equity increased $2.8 million (2.7%) to $107.9 million in 2008 from $105.1 million in 2007. The Corporation earned $11.0 million after tax, paid $9.3 million in dividends and received $0.4 million from dividends re-invested resulting in a net increase in stockholders' equity of $2.1 million. Total liabilities and stockholders' average balances increased $21.4 million or 2.9% to $753.6 million in 2008 from $732.2 million for 2007.

PROVISION FOR LOAN AND LEASE LOSSES

The provision for loan and lease losses (PLLL) represents the amount periodically added to the Bank's ALLL and charged to earnings in the relevant period. The PLLL for 2008 was $1.3 million, a substantial increase from $0.5 million for 2007 and $0.2 million in 2006. The Bank does no lease financing and the PLLL expense is entirely the result of loan losses. The Bank's loan portfolio has been negatively impacted by the economic downturn but overall asset quality, as discussed below, remains high relative to peers. The Federal Financial Institutions Examination Council ("FFIEC") publishes a peer analysis, the Uniform Bank Performance Report ("UBPR") quarterly. The standard measure of asset quality is a measure of non-performing assets (NPAs) as a percent of total loans where NPAs are defined as loans 90 or more days past due and loans that have been placed on a non-accrual status. The December 31, 2008 UBPR indicates that the average NPA/Total Loans ratio of 1.97% for institutions in UBPR Peer Group #3 (which comprises all insured commercial banks having assets between $300 million and $1 billion) is well above the Bank's 1.44% ratio. The UBPR is compiled by the FFIEC and while management believes the information in the UBPR to be accurate and complete, neither the Corporation nor the Bank assumes any responsibility for any inaccuracies in such information. As of December 31, 2008 the ALLL was $5.9 million compared to $5.8 million at December 31, 2007 and $5.7 million at year end 2006. Net loans charged off (total loans charged off less recoveries of prior loans charged off) for 2008 were $1.1 million compared to $0.4 million in 2007 and $0.2 million in 2006. Net loans charged off as a percent of average loans were 0.19%, 0.07% and 0.04% for 2008, 2007 and 2006, respectively. The ratio of the ALLL to total loans was 0.99% at December 31, 2008, up minimally from 0.98% at December 31, 2007 and down from 1.07% at December 31, 2006. Nonperforming loans at December 31, 2008 were $8.6 million compared to $5.6 million at December 31, 2007 and $3.4 million at December 31, 2006.

Table 4 summarizes the ALLL at the beginning and end of each of the last 5 years; changes in the ALLL losses arising from loans charged off and recoveries on loans previously charged-off, by loan category; additions to the allowance that have been charged to expense; and selected performance ratios.

TABLE 4
                     SUMMARY OF LOAN CHARGE OFFS, RECOVERIES
                          AND PROVISIONS FOR LOAN LOSS
                             (Dollars in Thousands)

Year Ended December 31,                                  2008           2007           2006          2005          2004
------------------------                                 ----           ----           ----          ----          ----
Balance of allowance for loan and lease
  losses at beginning   of period                    $     5,758    $     5,709    $     5,666   $   5,642     $   5,289
                                                     -----------    -----------    -----------   ---------     ---------
Loans charged-off
  Commercial                                               (491)          (143)          (102)        (97)           (7)
  Real Estate                                              (586)          (278)           (26)        (50)          (22)
  Installment                                              (152)          (176)          (165)       (180)         (194)
                                                     -----------    -----------    -----------   ---------     ---------
Total loans charged-off                                  (1,229)          (597)             ()       (327)         (223)
                                                     -----------    -----------    -----------   ---------     ---------
Recoveries of loans previously charged-off:
  Commercial                                                  22             24             30           2             1
  Real Estate                                                  0              0              0          54            44
  Installment                                                 94            142             66         120            96
                                                     -----------    -----------    -----------   ---------     ---------
Total recoveries                                             116            166                        176           141
                                                     -----------    -----------    -----------   ---------     ---------
Net loans charged-off                                    (1,113)          (431)          (197)       (151)          (82)
Additions to allowance charged to expense                  1,300            480            240         175           435
                                                     -----------    -----------    -----------   ---------     ---------
Balance at end of period                             $     5,945    $     5,758    $     5,709   $   5,666     $   5,642
                                                     ===========    ===========    ===========   =========     =========
Ratio of net loans charged-off during the period
to average loans outstanding                                0.19%          0.07%          0.04%       0.03%         0.02%
                                                     ============   ============   ============  ==========    ==========
Ratio of allowance at end of year to total loans            0.99%          0.98%          1.07%       1.10%         1.20%
                                                     ============   ============   ============  ==========    ==========

The PLLL results from the assessment of qualitative and quantitative factors to determine the required ALLL. Factors considered are the size of the portfolio, levels of nonperforming loans, historical losses, risk inherent in certain categories of loans, concentrations of loans to certain borrowers or certain industry segments, economic trends, collateral pledged, and other factors that could affect loan losses as discussed in Table 9.

NON-INTEREST INCOME

Total non-interest income was $12.9 million for 2008, an increase of $1.6 million (14.4%) from $11.3 million in 2007. The increase was partially due to revenue from service charges and fees on business and retail deposit accounts increasing $0.5 million (5.6%) to $9.6 million in 2008. These fees are driven by the number of accounts and the activity within those accounts. Business accounts receive an earnings credit to offset fees assessed for account activity. The credit is based on the Fed funds rate. Decreases to that rate during 2008 resulted in less credit to business account holders causing higher service fees for the Bank. Continued double digit growth of EZ Pay check card activity resulted in a significant increase in merchant discount paid to the Bank as card issuer. These two areas were responsible for the majority of the $0.5 million increase to service charges on deposits. Loan servicing income decreased 22% to $0.2 million for 2008. This income comprises fees generated by payment collection, escrow collection and disbursement for loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC). The increased amortization of Mortgage Servicing Rights (MSRs) due to refinancing was the principal reason for the loan servicing income decrease. Net gain on sale of loans increased $0.2 million (126%) to $0.4 million for 2008 as lower fixed rate mortgage opportunities accelerated refinance activity in the secondary mortgage market. Other non-interest income increased $0.9 million (70%) to $2.3 million for 2008. This increase was primarily due to two non-recurring events. The Bank received a death benefit of $0.6 million as the beneficiary of a BOLI policy and the Bank received a $0.1 million gain from the redemption of VISA stock following that company's initial public offering.

TABLE 5
                               NON-INTEREST INCOME
                                 (In Thousands)
Year Ended December 31,                                 2008      2007      2006
-----------------------                                 ----      ----      ----

Service charges on deposits                          $ 9,575   $ 9,069   $ 8,223
Loan servicing income                                    179       231       198
Net gain on sale of loans                                387       171       301
Increase in cash surrender value of life insurance       464       454       416
Other income                                           2,280     1,340     1,282
                                                     -------   -------   -------
Total non-interest income                            $12,885   $11,265   $10,420
                                                     =======   =======   =======


NON-INTEREST EXPENSE

Total non-interest expense for 2008 was $29.2 million, an increase of $1.2 million (4.2%) over 2007.

TABLE 6
                              NON-INTEREST EXPENSE
                                 (In Thousands)
Year End December 31,              2008      2007      2006
---------------------              ----      ----      ----

Salaries and employee benefits   $16,241   $15,804   $14,577
Occupancy                          2,931     2,708     2,419
Furniture and equipment            1,621     1,820     1,852
Computer services                  2,642     2,327     2,176
Advertising and promotional        1,018       943     1,430
Regulatory agency assessments        267       246       213
Office supplies                      718       650       585
Other expenses                     3,764     3,519     3,172
                                 -------   -------   -------
Total non-interest expense       $29,202   $28,017   $26,424
                                 =======   =======   =======

Salaries and employee benefits increased $0.4 million (2.8%) to $16.2 million for 2008. Occupancy expenses increased $0.2 million (8.2%) to $2.9 million for 2008 primarily as a result of increased rent and utility expenses. Equipment expenses decreased $0.2 million (10.9%) to $1.6 million for 2008 as a result of a settlement paid by the Village of Brown Deer for abandonment and relocation of the Bank's Bradley Road branch. Computer service expense increased $0.3 million (13.5%) to $2.6 million for 2008 due primarily to enhanced services for the Bank and additional new account volume. Advertising expense increased $0.1 million (8%) to $1.0 million in 2008 as the Bank continued to utilize direct mail as its primary marketing vehicle. Regulatory assessments and supply overhead remained relatively unchanged in 2008 from 2007. Other non-interest expenses increased $0.2 million (6.9%) to $3.8 million in 2008. Costs associated with higher volumes of new accounts such as postage and internet usage by new customers accounted for much of the increase. Additional loan collection expense due to increases in non-performing assets also contributed to the increase in other non-interest expenses.

INCOME TAXES

Income tax expense was $5.3 million in both 2008 and 2007. The Corporation's effective tax rate (income tax expense divided by income before income taxes) was 32.4% in 2008, 34.6% in 2007 and 34.1% in 2006. The decrease in the effective tax rate for 2008 was due the increase in tax-exempt investment income and the tax-exempt BOLI death benefit received.

BALANCE SHEET ANALYSIS

Loans

Total loans were $599.6 million at December 31, 2008, an increase of $13.4 million, or 2.3%, from $586.3 million at December 31, 2007. Loans originated by the Corporation's Bank are loans to small businesses and individuals in the communities served in the greater Milwaukee market. Although the legal lending limit of the Bank was $16.6 million as of December 31, 2008, the Bank's larger customers are borrowers with credit needs of $5 million and less and, in fact, most borrowers' credit relationships total less than $1 million.

The following table presents information concerning the composition of the loans held for investment by the Bank at the dates indicated.

Table 7

                           LOAN PORTFOLIO COMPOSITION
                             (Dollars in Thousands)

At December 31,            2008                2007                2006                2005                2004
                   ------------------  ------------------  ------------------  ------------------  ------------------
                               % of                % of                % of                % of                % of
                    Amount     Total     Amount    Total      Amount   Total    Amount     Total   Amount      Total

Commercial         $  23,552    3.93%  $  27,927    4.76%  $  32,545    6.09%  $  26,463    5.12%  $  27,404    5.82%
                   ---------   ------  ---------  -------  ---------  -------  ---------  -------  ---------  -------
Real estate
 construction         47,726    7.96      44,042    7.51      42,180   7.89       60,178   11.65      44,502    9.44
Real estate
 mortgage:
  Single family      232,429   38.76     227,362   38.78     208,048   38.91     198,828   38.49     189,786   40.27
  Multi-family        35,306    5.89      28,871    4.93      15,794    2.95      11,386    2.20      10,092    2.14
  Commercial         246,660   41.13     243,923   41.61     221,080   41.35     201,349   38.98     174,223   36.97
                   ---------   ------  ---------  -------   --------- -------  ---------  -------  ---------  -------
Total real Estate    562,121   93.74     544,198   92.83     487,102   91.11     471,741   91.32     418,603   88.82
Installment           13,973    2.33      14,153    2.41      15,009    2.81      18,353    3.56      25,238    5.36
                   ---------   ------  ---------  -------  ---------  -------  ---------  -------  ---------  -------
Total loans        $ 599,646  100.00%  $ 586,278  100.00%  $ 534,656  100.00%  $ 516,557  100.00%  $ 471,245  100.00%
                   =========  =======  =========  =======  =========  =======  =========  =======  =========  =======


As Table 7 indicates, commercial loans were $23.6 million at December 31, 2008, down $4.4 million (15.7%) from December 31, 2007 and comprised 3.9% of the total loan portfolio compared to $27.9 million comprising of 4.8% of the loan portfolio at December 31, 2007. Historically commercial and industrial (C&I) lending has been a smaller part of the Bank's portfolio and a sluggish 2008 economy reduced this segment even further. Balances decreased as businesses reduced the outstanding balances on lines of credit and made little, if any, investment in new equipment. C&I loans are collateralized by general business assets such as accounts receivable, inventory and equipment and have no real estate component.

Real estate construction loans increased $3.7 million, or 8.4% to $47.7 million, representing 8.0% of the total loan portfolio at December 31, 2008, compared to $44.0 million (7.5%) of the total loan portfolio at December 31, 2007 and $42.2 million (7.9%) at December 31, 2006. This category includes loans to individuals for construction of owner-occupied single family residences and loans to developers that provide financing for the acquisition or development of commercial real estate and residential subdivisions. Loans to real estate developers comprise most of the dollars outstanding in real estate construction loans. The soft real estate market and increased inventories of residential real estate lots decreased demand for development loans beginning in 2006. Despite a $3.7 million increase in 2008 resulting in $47.7 million outstanding, the balances remain well below 2005 totals when volume in this category peaked at $60.2 million or 11.7% of outstanding loans. Real estate construction loans are made to developers who are well known to the Bank, have prior successful project experience and are well capitalized. Loans are made to customers in the Bank's Southeastern Wisconsin market who have experience and knowledge of the local economy. Although these developers have curtailed their inventory from the robust market of 2003-2005, the increase in 2008 is because some local builders are simply out of lot inventory, despite the slow economy. Real estate construction loans of this type are generally larger in size and involve greater risks than residential mortgage loans because payments depend on the success of the project or the successful management of the property. The Bank will generally make credit extensions to borrowers with adequate outside liquidity to support the project in the event the actual performance is less than projected. Although business also slowed for developers with which the Bank does business, we believe, generally, that they personally or their companies have the ability to service the development debt.

Residential real estate loans (single family and 2-4 family dwellings) increased $5.1 million or 2.2% to $232.4 million and comprised 38.8% of the Bank's total loan portfolio at December 31, 2008 compared to $227.4 million (38.8%) at December 31, 2007 and $208.0 million (38.9%) at December 31, 2006. These loans to area residents, the second largest component of the portfolio, represent the lowest risk with individual loans averaging approximately $94,000 and no single loan exceeding $1 million. They provide a foundation for the sale of all other retail banking products and have always been a staple of the portfolio. Loans in this category are generally originated with maturities of one, two or three years to provide a re-pricing opportunity to the Bank when rates change. Amortization periods offered to customers are 20-25 years depending on equity and loan-to-value ratios. Customers seeking long term rate locks choose the secondary market products offered by the Bank where rates can be fixed for 15, 20 or 30 years. These loans are then sold and as a result do not impact the portfolio yields nor are they a factor in interest rate risk.

Multi-family real estate loans increased $6.4 million (22.3%) to $35.3 million, representing 5.9% of the total loan portfolio at December 31, 2008 compared to $28.9 million (4.9%) at December 31, 2007 and $15.8 million (3.0%) at December 31, 2006. The loans in this category are collateralized by properties with more than four family dwelling units. The Bank remains conservative in requiring equity sufficient to sustain reasonable debt service coverage in the event of interest rate pressure. Loans in this category typically have maturities of 3, 4 or 5 years and are amortized over 15-20 years.

Commercial real estate loans (non-residential real estate loans) increased $2.7 million (1.1%) to $246.7 million at December 31, 2008, compared to $243.9 million at December 31, 2007 and $221.1 million at December 31, 2006. The modest growth in 2008 is the result of a weak economy and fewer new transaction opportunities. This category of loans makes up the largest component of the total loan portfolio at 41.1%, slightly greater than single family mortgage loans at 38.8% of the total loan portfolio as of December 31, 2008. Commercial real estate loans comprised 41.6% and 41.4% of the Bank's loan portfolio at December 31, 2007 and 2006 respectively. The Bank's commercial real estate lending efforts are focused on owner occupied, improved property such as office buildings, warehouses, small manufacturing operations and retail facilities located in its market areas. The Bank's $16.6 million legal lending limit would permit it to compete for activity in the middle market, but management prefers to seek small businesses as its target borrowers. Loans to such businesses are approved based on the creditworthiness, economic feasibility and cash flow abilities of the borrower. As displayed in Table 4, the loan loss experience of the Corporation has historically been favorable in this market segment.

Total real estate loans increased $17.9 million (3.3%) to $562.1 million at December 31, 2008 compared to $544.2 at December 31, 2007. Real estate loans account for 93.7% of the Bank's total loan portfolio and, as previously discussed, are a key driver of the Bank's earning assets. Total real estate loans comprised 92.8% and 91.1% of the Bank's total loan portfolio at December 31, 2007 and 2006 respectively

Installment loans declined $0.2 million, or 1.3%, to $14.0 million at December 31, 2008 compared to $14.2 million at December 31, 2007 and compared to $15.0 million at December 31, 2006. Regular retail and consumer lending is no longer a growth area. Auto loan volume decreased as sales of new cars dwindled in 2008. As a result, the automobile industry is offering even more incentive pricing and special financing than in normal economic times. The Bank's promotion of HELOCs successfully begun in 2007, continued in 2008. This product is offered with a maximum 80% loan-to-value ratio and is no longer at a competitive disadvantage because the era of low equity and no equity HELOCs ended as the subprime lending crisis emerged. However, these loans do not always increase the installment portfolio as many become part of the single family real estate loan portfolio when a HELOC is secured by a first real estate mortgage or the equivalent. This occurs frequently as the Bank cross-sells HELOCs to its first mortgage customers and vice-versa.

To ensure credit quality, overall credit management of portfolio loans in the Bank requires sound loan underwriting and administration, systematic monitoring of existing loans, effective loan review, early identification of problem loans, an adequate allowance for loan and lease losses and valid non-accrual and charge off policies. As the economy weakened in 2008, loan underwriting was strengthened at the Bank by reducing delegated authority for lenders in the branch locations to insure appropriate standards would be met on every credit request. Credit standards and availability were not tightened as criteria such as cash flow, equity and character were already strict.

The Bank has continued to improve its credit risk management process. The fundamental control is a detailed underwriting process that includes weekly credit review meetings to allow quick approvals and senior lender review. Periodic review of borrowers' loans and relationships occur as dictated by the type of credit. Single family amortizing real estate loans may only be reviewed every three years at note maturity, whereas a commercial facility is reviewed at least annually. The Bank's loan operation center occupies an upgraded facility in the lower level of the West Allis branch, which is centrally located for the suburban and metropolitan offices and provides support to lenders and loan customers. Loan Operations controls documentation, preparation, servicing and exception tracking. Remote distribution (print-back) of prepared documents to the subsidiary bank's branch locations via its wide area telecommunications network debuted in late 2007 and made a very positive contribution to loan efficiency in 2008. Document preparation remains a centralized function, but electronic distribution eliminates the need for courier delivery of loan papers to the loan offices.

The downturn of the economy in 2008 necessitated a change in collection practices for the Bank. Increases in past dues, collection efforts, foreclosures and repossessions dictated a move to centralize all collection-related activity. A senior vice president at the corporate offices is now involved daily with debtors, attorneys, bankruptcy trustees, repossession companies, real estate agents and buyers of assets being liquidated. Loan losses and recoveries have been previously discussed in Table 4, but it is worth noting that at December 31, 2008, the Bank had no repossessed business assets, autos or trucks, boats or recreational vehicles in its possession and had only one piece of foreclosed property valued at $109,500, that was sold in January 2009. The current centralized structure is the reason collection, repossession and liquidation has become more efficient.

Loan maturity  distribution and interest rate sensitivity are displayed in Table
8. The table displays the maturity distribution by loan classification. Since C&I lending of $23.6 million and installment loans of $14.0 million account for 3.9% and 2.3% of the total selected loans respectively, the majority of the Bank's portfolio is collateralized by real estate. None of the aforementioned C&I or installment lending matures after five years, with most maturing in three years or less given the Bank's preference for one, two and three year notes. Although not displayed in Table 8, $555.1 million (92.6%) of the total $599.6 million loan portfolio is re-pricable within a three year period as a result of the Bank's use of one, two and three year notes as its primary borrowing agreement. Real estate construction loans are typically floating rate loans with one year notes as evidenced by the fact that $33.0 million (69%) of loans in this class have maturities within one year. Other real estate mortgage loans are predominantly (99%) notes with maturities of five years or less. $206.8 million (40%) of this loan class is re-pricable in one year or less, with an additional $301.3 (59%) million maturing in more than one year but less than five years. The remaining $6.3 million (1%) of other real estate mortgage loans mature after five years, however, $5.3 million (85%) of this total has a floating or variable rate structure that allows the Bank to re-price the loan after one year through five years.

TABLE 8
                     Maturities for Selected Loan Categories
                             (Dollars in Thousands)


                                                  After
                                     Within     One year    After
                                       One       Through     Five
December 31, 2008:                     Year    Five years   Years        Total
-----------------                    ------    ----------   ------       -----
Selected loan maturities:
     Commercial                     $ 12,313   $  11,239   $   --     $  23,552
     Real estate construction         32,981      14,745       --        47,726
     Other real estate mortgage      206,796     301,328      6,271     514,395
     Installment and other loans       7,756       6,217       --        13,973
                                    --------   ---------   --------   ---------

        Total selected loans        $ 259,846  $ 333,529   $  6,271   $ 599,646
                                    =========  =========   ========   =========

Sensitivity of loans due after one
  year to changes in interest
  rates:
     Loans to fixed interest rates             $ 330,678   $    943
     Loans at floating/variable
       interest rates                              2,851      5,328
                                               ---------   --------
        Total selected loans                   $ 333,529   $  6,271
                                               =========   ========

ALLOWANCE FOR LOAN AND LEASE LOSSES

The loan portfolio is the primary asset subject to credit risk. Credit risk is controlled and monitored through the use of lending standards, management's close review and underwriting of potential borrowers and on-going review of loan payment performance. Management of credit risk and minimization of loan losses is a high priority of senior management. Active asset quality administration, including early problem loan identification and timely resolution, aids in the management of credit risk and minimization of loan losses.

Table 9 summarizes the ALLL balances at the beginning and end of each year, changes in the ALLL arising from loans charged off and recoveries on loans previously charged-off, additions to the allowance that have been charged to expense and selected performance ratios.

TABLE 9

                 SUMMARY OF ALLOWANCE FOR LOAN AND LEASE LOSSES
                             (Dollars in Thousands)

Year ended December 31,                                 2008        2007          2006         2005          2004
-----------------------                                 ----        ----          ----         ----          ----
Balance of allowance  for loan and lease losses at
beginning of period                                 $    5,758   $     5,709  $   5,666     $     5,642  $    5,289
                                                    ----------   -----------  ---------     -----------  ----------
Total loans charged-off                                (1,229)         (597)      (293)           (327)       (223)
Total recoveries                                           116           166         96             176         141
                                                    ----------   -----------  ---------     -----------  ----------
Net loans charged-off                                  (1,113)         (431)      (197)           (151)        (82)
Additions to allowance charged to expense                1,300           480        240             175         435
                                                    ----------   ------------ ---------     -----------  ----------
Balance of allowance  for loan and lease losses at
end of period                                       $    5,945   $     5,758  $   5,709     $     5,666  $    5,642
                                                    ==========   ===========  =========     ===========  ==========
Total Loans                                         $  599,646   $   586,278  $ 534,656     $   516,556  $  471,245
Total non-performing loans                          $    8,613   $     5,612  $   3,417     $     2,910  $    1,963
Ratio of  allowance  for loan and lease  losses to
total non-performing loans                                 0.7           1.0        1.7             1.9         2.8
Ratio of net loans charged-off
   during the period to average loans
   outstanding                                            0.19%        0.07%       0.04%           0.03%       0.02%
Ratio of allowance at end of year to total
   loans                                                  0.99%        0.98%       1.07%           1.10%       1.20%

The ALLL represents management's estimate of an amount adequate to provide for probable and inherent credit losses in the loan portfolio. To assess the adequacy of the ALLL, management uses significant judgment focusing on specific allocations applied to loans that are identified for evaluation on an individual loan basis. In addition, loans are analyzed on a group basis using risk characteristics that are common to groups of similar loans. The factors that are considered include asset quality trends, trends in loan volume, terms and documentation, the impact of changes to lending policies, procedures or practices, the experience, ability and depth of management and staff, economic trends, industry conditions and concentrations of credit.

At December 31, 2008 the ALLL was $5.9 million, compared to $5.8 million at December 31, 2007 and $5.7 million at December 31, 2006. As of December 31,
2008, the ratio of the ALLL to total loans was 0.99% and covered 0.7 times nonperforming loans, compared to a ratio of 0.98% covering 1.0 times non-performing loans at December 31, 2007 and a ratio of 1.07% covering 1.7 times of non-performing loans at December 31, 2006. Non performing loans were $8.6 million (1.4%) of total loans as of December 31, 2008 compared to $5.6 million (1.0%) at December 31, 2007 and $3.4 million (0.6%) at December 31, 2006. Net charge offs were $1.1 million, $0.4 million and $0.2 million for 2008, 2007, and 2006 respectively. Loans charged off are subject to continuous review and specific efforts are taken to achieve maximum recovery of principal, accrued interest and related expenses.

TABLE 10

                  ALLOWANCE FOR LOAN AND LEASE LOSS COMPONENTS
                             (Dollars in Thousands)

                               December 31, 2008              December 31, 2007              December 31, 2006
                               -----------------              -----------------              -----------------
                                          % of Loans                     % of Loans                     % of Loans
                                            In each                        In each                        In each
                             Amount        Category         Amount        Category         Amount        Category
                             ------        --------         ------        --------         ------        --------
Commercial, industrial,
agricultural              $    242,400           3.9%   $    467,060            4.8%   $    562,682            6.1%
Real Estate Construction
                             1,267,555           8.0%        836,502             7.5%       893,973            7.9%
Real estate-commercial
mortgage                     2,231,165          41.1%      2,756,306            46.5%     2,542,770           44.3%
Real estate -
residential mortgage         2,134,181          44.6%      1,627,296           38.8%      1,587,549           38.9%
Installment loans to
individuals                     69,861           2.4%         70,763            2.4%      1,222,423            2.8%
                          ------------   ------------   ------------    ------------   ------------    ------------

Total                     $  5,945,162         100.0%   $  5,757,927          100.0%   $  5,709,397          100.0%
                          ============   ============   ============    ============   ============    ============

Table 10 summarizes the components of the ALLL at December 31, 2008, 2007 and 2006. The balances applicable to the five loan categories listed are also representative of the components at December 31, 2005 and 2004. The Bank's loans have historically been predominantly collateralized by real estate as shown in Table 7.

The ALLL considers specific loans, changes in the size and character of the loan portfolio, changes in the levels of impaired and non-performing loans, historical losses in each category, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, and the fair value of underlying collateral as well as changes to the fair value of underlying collateral in the recessionary environment of 2008. Because assumptions and conditions used to estimate the ALLL are subject to change, the components shown in Table 10 above are not necessarily indicative of the trend of future loan losses in any particular loan category. For example, continued deterioration of commercial real estate values could impact future losses of that loan type. The total ALLL is available to absorb losses from any segment of the portfolio.

At December 31, 2008, as can be seen in Table 10 above, $0.2 million of the ALLL was allocated to potential losses on commercial, industrial or agricultural loans as a result of management's analysis of C&I loans that comprise 3.9% of total loans in the Bank's portfolio. This allocation represents a decrease of $0.3 million from $0.5 million at December 31, 2007 when the C&I category represented 4.8% of total loans. At December 31, 2008, $1.3 million of the ALLL was allocated to potential losses on real estate construction financing, an increase of $0.5 million from $0.8 million at December 31, 2007. Real estate construction financing represents 8.0% of total loans at December 31, 2008 compared to 7.5% of total loans at December 31, 2007. Although loans in the real estate construction financing category as a per cent of total loans increased minimally, the allocation to this category increased 62.5% as a result of the slowdown in new home sales and the impact on residential developers. This loan type presents greater risk in the portfolio and will continue to present such risk until the economy rebounds. At December 31, 2008, $2.2 million of the ALLL was allocated to potential losses from commercial real estate loans, a decrease of $0.6 million from $2.8 million at December 31, 2007. Commercial property in the market served by the Bank has not been as depressed as in other parts of the U.S. and management believes that the portfolio held by the Bank is stable enough to warrant this decrease. In addition, commercial real estate mortgage loans represented 41.1% of total loans at December 31, 2008 down from 46.5% at December 31, 2007. At December 31, 2008, $2.1 million of the ALLL was allocated to potential losses on residential real estate loans that comprise 44.6% of total loans in the Bank's portfolio. This allocation represents an increase of $0.5 million from $1.6 million at December 31, 2007 when residential real estate mortgage loans represented 38.8% of total loans. As the economic slowdown persisted in 2008 management identified home mortgages requiring an additional allocation. The Bank works with borrowers where ever possible to restructure and avoid foreclosure. At December 31, 2008 the allocation for installment loans to individuals was $0.1 million of the total ALLL, unchanged from 2007. Installment loans represented 2.4% of total loans at the Bank, also unchanged from 2007.

Although significant growth in total loans continued during 2008, underwriting standards for portfolio loans were maintained. Historical levels of loan losses are regarded by management as being favorable to our peers in the industry. This can be attributed to the fact that over 93% of our loan portfolio is collateralized by real estate. More importantly, loans collateralized by real estate had borrower equity based on realistic appraisals and cash down payments at purchase. Equity offers two advantages when a borrower is past due. First, it makes a decision to abandon the property much more difficult for the property owner. Second, even with real estate values down, real estate secured loans at the Bank generally still carry a loan balance less than the current fair market value of the property. Credit administration remains a high priority, with management monitoring the Corporation's loan portfolio to identify potential loan loss situations and to address any weaknesses promptly. Management believes the ALLL to be adequate at December 31, 2008.

INVESTMENT SECURITIES PORTFOLIO

The investment securities portfolio is intended to provide the Bank with liquidity, flexibility in asset/liability management, a source of stable income, and is structured to have minimum credit exposure to the Corporation. It is the practice of the Corporation to hold securities to maturity.

Table 11
                         INVESTMENT SECURITIES PORTFOLIO
                             (Dollars in Thousands)

At December 31,                            2008                  2007                  2006
---------------                            ----                  ----                  ----
Investment securities              Amortized  Percentage Amortized  Percentage Amortized  Percentage
held-to-maturity                      Cost     of Total     Cost     of Total     Cost     of Total
----------------                      ----     --------     ----     --------     ----     --------

Obligations of:
  States and political
subdivisions (tax-exempt)           $  40,524    38.0%   $  34,126    30.9%   $  24,190    20.4%
  States and political
  subdivisions (taxable)                3,040     2.9%       6,088     5.5%       3,499     3.0%
  U.S. government sponsored
entities                               60,890    57.1%      70,337    63.6%      90,624    76.6%
  Corporate entities                    2,197     2.0%           -     0.0%           -     0.0%
                                    ---------            ---------            ---------
   Total investment securities      $ 106,651   100.0%   $ 110,551   100.0%   $ 118,313   100.0%
                                    =========            =========            =========
Fair value of investment
securities                          $ 108,275            $ 111,160            $ 116,997
Total assets at year end            $ 792,933            $ 790,027            $ 772,248
Average earning assets              $ 698,830            $ 675,171            $ 653,960

The total investment securities portfolio decreased $3.9 million (3.5%) to $106.7 million at December 31, 2008 compared to $110.6 million at December 31, 2007 and $118.3 million at December 31, 2006. At December 31, 2008 the total carrying value of investment securities represented 13.4% of total assets, compared to 14.0% at December 31, 2007 and 15.3% at December 31, 2006.

States and political subdivisions (tax-exempt) investment securities increased $6.4 million (18.7%) to $40.5 million at December 31, 2008 compared to $34.1 million at December 31, 2007 and $24.2 million at December 31, 2006. States and political subdivisions (taxable) investment securities decreased $3.0 million (50.1%) to $3.0 million at December 31, 2008 compared to $6.1 million at year end 2007 and $3.5 million at December 31, 2006. The shift in the investment mix to tax-exempt municipal securities from U.S. government sponsored entities is the result of the Bank taking advantage of better tax equivalent yields. Municipal Investments (tax-exempt and taxable) represent 40.9% of total investment securities at December 31, 2008 compared to 36.4% and 23.4% respectively at December 31, 2007 and 2006. Management maintains overall quality as well as addresses its asset/liability management concerns by limiting purchases to rated investments of high quality or, on a limited basis, to well known local non-rated issues. Diversity in the portfolio is maintained by limiting the amount of investment to any single debtor in the municipal category. At December 31, 2008, the Bank's securities portfolio did not contain any obligations of any single issuer that were payable by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 3.1% of stockholders' equity.

Investments in securities of U.S. government sponsored entities (GSEs) decreased $9.4 million (13.4%) to $60.9 million at December 31, 2008 compared to $70.3 million at year end 2007 and $90.6 million at year end 2006. Investments include three GSEs; the Federal Home Loan Bank, the Federal National Mortgage

Association (Fannie Mae), and the Federal Home Loan Mortgage Corporation (Freddie Mac). Investments in GSE securities represented 57.1% of total investment securities at December 31, 2008 compared to 63.6% and 76.6% respectively in 2007 and 2006. This three-year downward trend is due to investment yield opportunities in tax-exempt municipal investment securities and is not the result of a risk-based decision. The implicit guarantee of GSEs by the Federal government was affirmed when Fannie Mae and Freddie Mac were placed under the conservatorship of the Federal Housing Finance Agency (FHFA) in September 2008. Although stockholders in both entities suffered losses as share prices dropped to pennies, bond holders did not as the operation of these mortgage entities continued. Neither the Corporation, nor the Bank held any stock issued by either Fannie Mae or Freddie Mac. The conservatorship has allowed the Treasury to support the obligations and operations of both Freddie Mac and Fannie Mae. The Bank continues to utilize Freddie Mac for the sale of fixed rate mortgages that are originated by the Bank and continues its relationship with Freddie Mac as a servicer of those mortgages. This philosophy has been successful as borrowers prefer to deal with their local banker for issues concerning payments, tax escrows, or refinancing related to their home mortgages.

The following table sets forth the maturities of investment securities at December 31, 2008, the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security) and the tax-equivalent adjustment used in calculating the yields.

TABLE 12
              INVESTMENT SECURITIES PORTFOLIO MATURITY DISTRIBUTION
                             (Dollars in Thousands)

                                                                                  Maturity
                                                     -------------------------------------------------------------------
                                                                                    After One           After Five
                                                         Within One Year        Within Five Years     Within Ten Years
                                                        Amount      Yield      Amount       Yield     Amount     Yield
 Obligations of:                                        ------      -----      ------       -----     ------     -----
  States and political subdivisions (tax-exempt)     $     6,900     6.22  % $   22,858      5.70%  $   10,767     5.02%
  States and political subdivisions (taxable)              2,605     5.30%           435     5.64%           -        -
  U.S. government sponsored entities                           -        -         30,975     4.51%     29,914      4.15%
  Corporate entities                                       2,197     7.87%             -        -            -        -
                                                      ----------               ---------            ----------
                                                     $    11,702             $    54,268            $   40,681
                                                     ===========             ===========            ==========
  Tax equivalent adjustment for
        calculation of yield                          $      171              $      443            $      180

Note: The weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a tax rate of 34%.

Investment securities are generally purchased with maturities of three to five years. As indicated in Table 12, $11.7 million (11.0%) of total investment securities mature within one year. Most of the remainder of the investment portfolio, $54.3 million (50.9%) matures after one year and within five years. An additional $40.7 million (38.1%) has a maturity extending beyond 5 years, most with maturities after five years and within seven years. Expected maturities will differ from contractual maturities, as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. With historic lows on short term rates, the Corporation expects borrowers with call options to exercise those calls during 2009. Over half ($49 million) of the $94.9 million investment securities maturing after one year have such call features.

DEPOSITS

Deposits are the Bank's largest source of funds. The Bank competes in the metropolitan Milwaukee market with other financial institutions such as banks, thrifts and credit unions, as well as non-bank institutions, for retail and commercial deposits. The Corporation continues to market its checking accounts and had continued success in 2008 with completely free checking (non-interest bearing), several options for interest bearing checking and Investor Checking, a tiered product. The interest bearing checking options offered are desirable to the Bank as low cost core deposit growth. Depositors earn interest, but the yields paid on these products are low compared to other funding costs. In 2008 the Bank also offered a new "Investor Money Market" account with tiered rate offerings. The new account offering was timely as the effect of a poor economy caused many investors to seek the safety of an insured account. The Bank experienced good growth in this area as discussed below.

TABLE 13

       AVERAGE DAILY BALANCE OF DEPOSITS AND AVERAGE RATE PAID ON DEPOSITS
                             (Dollars in Thousands)

Year ended December 31,                                2008                   2007                   2006
----------------------                        ------------------     ------------------     -------------------
                                                 Amount     Rate        Amount     Rate         Amount     Rate
                                                 ------     ----        ------     ----         ------     ----
Noninterest-bearing demand deposits           $ 125,217              $ 128,100              $  137,152
Transaction Accounts                            170,192     1.20%      180,013     2.28%       157,293     2.11%
Money Market Accounts                            77,411     1.94        56,449     3.53         46,476     2.79
Savings                                         132,643     0.65       135,049     0.82        136,404     0.66
Time deposits (excludingtime
certificates of deposit of $100,000 or
more)                                            77,693     4.92        71,013     4.90         77,166     4.43
Time deposits ($100,000 or more)                 55,310     2.22        41,209     3.06         48,515     3.14
                                              ---------              ---------              ----------
                                              $ 638,466              $ 611,833              $ 603,006
                                              =========              =========              =========

For the year ended December 31, 2008 average daily deposits were $638.5 million, an increase of $26.6 million (4.4%) over December 31, 2007. Average non-interest bearing demand deposits decreased $2.9 million (2.3%) to $125.2 million at December 31, 2008 from $128.1 million at December 31, 2007. Personal checking account average balances decreased $4.2 million accounting for the decline. This decline is primarily due to normal attrition and to a lesser extent conversion of long-time non-interest bearing demand deposits to interest bearing checking accounts. These accounts pay an interest rate of 0.25% and are very desirable core deposits, whether new or converted. Transaction accounts consist of interest bearing checking held by individuals, municipalities, non-profit organizations and sole owner businesses. Interest bearing personal checking deposits increased $9.1 million (20.8%) to $53.0 million at December 31, 2008 as a result of marketing efforts to attract retail depositors. This increase was offset by decreases in municipal NOW accounts and Investor checking accounts. The most significant decrease was $12.9 million from Investor checking accounts. The majority of these funds did not leave the Corporation however, as depositors who were eligible for the higher tiers and yields offered in the new Investor Money Market account transferred funds within the Bank. The resulting net decrease for all transaction accounts was $9.8 million (5.5%) to $170.2 million at December 31, 2008. The blended rate for all transaction accounts (interest bearing checking products) in 2008 was 1.20% a decrease of 108 bp from 2.28% in 2007 and 2.11% in 2006.

The average daily balance of money market deposit accounts increased $21.0 million (37.1%) to $77.4 million at December 31, 2008 compared to $56.4 million at December 31, 2007 and $46.4 million at December 31, 2006. The increase in money market accounts is due both to a new product offering and a return to the safety of insured savings deposits by many investors given the uncertainty in the market in 2008. Funds transferred from Investor checking accounted for $12.9 million of the increase. The other $8.1 million of the increase was new deposits to the Bank. The yield on money market deposits decreased 159 bp to 1.94% for 2008 from 3.53% in 2007 and 2.79% in 2006.

The average daily balance of savings accounts decreased $2.4 million (1.8%) to $132.6 million for the year ended December 31, 2008 from $135.0 million and $136.4 million in 2007 and 2006 respectively. The yield on basic savings was 0.40% in 2008 and 0.50% in both 2007 and 2006. Savings sweep accounts for businesses increased the blended savings yields to 0.65%, 0.82% and 0.66% for 2008, 2007 and 2006, respectively. The sweep rates are tied to the Fed funds rate and vary as that index moves.

The average daily balance of time deposits increased by $20.8 million (18.5%) to $133.0 million at December 31, 2008 from $112.2 million at December 31, 2007 and $125.7 million at December 31, 2006. Within that total, time deposits $100,000 or more increased $14.1 million (34.2%) to $55.3 million from $41.2 million and $48.5 million at December 31, 2007 and 2006 respectively. Time deposits less than $100,000 increased $6.7 million (9.4%) to $77.7 million from $71.0 million and $77.2 million respectively at December 31, 2007 and 2006. The yield on time deposits $100,000 or more was 2.22% in 2008, down slightly from 3.06% in 2007, and 3.14% in 2006. The average yields are lower on the larger certificates of deposit (CDs) than on time deposits less than $100,000. A total of $15.0 million (27%) of time deposits in amounts $100,000 or more mature in three months or less, an additional $7.9 million (14%) mature between 3 and 6 months, and an additional $16.4 million (30%) mature between 6 and 12 months making the total maturing in one year or less $39.3 million (71%) of time deposits in amounts of $100,000 or more as shown in Table 14. As a result, these investments earn a lower yield (being on the short end of a normal yield curve) and because they mature faster, renew at lower rates given the declining rate environment of 2008. The growth in both large- and small-balance time deposits comes from local depositors and increases in 2008 are the result of a decision by management to attract additional core deposits during the year. The Bank promoted certificate of deposit "specials" and was pleased to achieve the growth shown in Table 13. The yield on time deposits excluding time deposits of $100,000 or more increased to 4.92% in 2008 up from 4.90% in 2007 and 4.43% in 2006. Certificate of deposits less than $100,000 have a more even maturity distribution from short term to 60 months, which is the longest investment term offered by the Bank. Therefore these depositors earn higher rates as deposits are spread evenly throughout the yield curve and do not re-price at lower rates as quickly.

The Bank has no brokered certificates of deposit and does not participate in any CDars programs. Certificate of deposits of $100,000 or more are drawn from the Bank's market and from its customers. Core deposits are crucial to the success of a financial institution and the Corporation considers these deposits in amounts of $100,000 or more to be core deposits.

Table 14

                              MATURITY DISTRIBUTION
                    DEPOSITS IN AMOUNTS OF $100,000 AND OVER
                             (Dollars in Thousands)

December 31, 2008:

          Three months or less              $   14,959
          After 3 through 6 months               7,928
          After 6 through 12 months             16,437
          After 1 year through 2 years          10,402
          After 2 years through 3 years            922
          After 3 years through 4 years          2,932
          After 4 years through 6 years          1,730
                                            ----------
                                            $   55,310
                                            ==========
OTHER FUNDING SOURCES

The Bank meets daily funding needs through other short-term borrowings; principally its Fed funds facilities with two correspondent banks and two secured facilities; treasury, tax and loan (TT&L) with the U.S. Treasury and a short-term borrowing facility from the Federal Reserve Bank of Chicago. The Bank had no Fed funds purchased at December 31, 2008 compared to $12.9 million at December 31, 2007 and zero at December 31, 2006. TT&L borrowings totaled $3.9 million, $2.2 million and $3.5 million at December 31, 2008, 2007 and 2006, respectively. The Fed funds purchased facility is a non-collateralized overnight borrowing. The TT&L notes are demand notes representing secured borrowings from the U.S. Treasury, collateralized by qualifying securities. The funds are placed with the Bank at the discretion of the U.S. Treasury and may be called at any time.

LIQUIDITY

The objective of liquidity management is to ensure that the Corporation and its Bank have the ability to generate sufficient cash or cash equivalents in a timely and cost efficient manner so as to meet the commitments as they come due. Funds are available from a number of sources, primarily from core deposits and loan and security repayments and/or maturities. If needed, additional liquidity can be obtained from the sale of portfolio securities or loans, lines of credit with major banks and the Bank's ability to acquire deposits.

It has been management's practice not to sell portfolio loans or securities prior to maturity. The use of its credit facilities has been the principal source of liquidity when needed. At December 31, 2008, the Bank has a combined $45 million approved Fed funds purchased facility with two correspondent banks and has the ability to borrow an additional $32.3 million under a short-term facility at the Federal Reserve Bank of Chicago. Management has avoided the use of brokered deposits, however the Bank has, through its normal day-to-day activity, developed deposit relationships with a number of local government entities and has pledged securities and loans to these depositors to meet their collateral requirements. The Bank continues to attract deposits by offering competitive deposit rates and by offering a high level of service with extended hours, seven days per week banking and thirty-eight locations in the Milwaukee metropolitan area.

OFF-BALANCE SHEET ARRANGEMENTS

The Bank utilizes certain derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit and forward loan sale commitments. The Bank does not use interest rate contracts (e.g. swaps, caps or floors) or other derivatives to manage interest rate risk and has none of these instruments outstanding. The Bank, through its normal operations, does have loan commitments and standby letters of credit outstanding as of December 31, 2008 in the amount of $69.9 million and $4.5 million, respectively. These items are further explained in Note 16 of Notes to Consolidated Financial Statements.

TABLE 15

                             CONTRACTUAL OBLIGATIONS
                   PAYMENTS DUE BY PERIOD AT DECEMBER 31, 2008
                                 (In Thousands)

                                            Less Than     One to       Three to     More than
Contractual Obligations           Total      One Year   Three Years   Five Years   Five Years
-----------------------           -----     ---------   -----------   ----------   ----------
Certificates of Deposit and     $ 143,190   $ 110,433   $    25,548   $    5,574   $    1,635
  Other Time Deposits
Short-Term Debt
  Obligations                       3,911       3,911             -            -            -
Minimum Operating Lease
  Obligations                       1,745         817           849           63           16
                                ---------   ---------   -----------   ----------   ----------
       Total                    $ 148,846   $ 115,161   $    26,397   $    5,637   $    1,651
                                =========   =========   ===========   ==========   ==========


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. Market risk in the form of interest rate risk is measured and managed through the asset/liability management system. The Bank uses financial modeling techniques that measure the sensitivity of future earnings due to changing rate environments. Policies approved by the Board of Directors limit exposure of earnings at risk. General interest rate movements are used to develop sensitivity models and monitor earnings at risk. These limits are based on the Bank's exposure to a 100 bp and 200 bp immediate and sustained parallel rate move, either upward or downward.

The Bank's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Bank's transactions are denominated in United States dollars, with no specific foreign exchange exposure.

INTEREST RATE RISK

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and pays on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. Interest Rate Risk ("IRR") is the exposure of an organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value. However, excessive levels of IRR could pose a significant threat to the Bank's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Bank's safety and soundness.

When assessing IRR, the Bank seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Bank to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and, where appropriate, asset quality.

Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Bank's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Bank seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing or selling assets. Also, short-term borrowings provide additional sources of liquidity for the Bank.

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities and matching repricing periods for new assets and liabilities by shortening terms of new loans or investments. The Bank has employed all these strategies in varying degrees. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments are often used for this purpose. The Bank has never purchased any of these types of derivative financial instruments.

In order to measure earnings sensitivity to changing rates, the Bank uses two different measurement tools: static gap analysis, and simulation of earnings. The static gap analysis starts with contractual repricing information for assets and liabilities. These items are then combined with repricing estimations for administered rate (interest-bearing demand deposits, savings, and money market accounts) and non-rate related products (demand deposit accounts, other assets, and other liabilities) to create a baseline repricing balance sheet. In addition to the contractual information, residential mortgage whole loan products are adjusted based on industry estimates of prepayment speeds that capture the expected prepayment of principal above the contractual amount.

At the end of 2008, the Bank's balance sheet was liability sensitive to interest rate movements for principal amounts maturing in one year. Asset sensitive means that assets will reprice faster than liabilities. In a rising rate environment, an asset sensitive bank will generally benefit. Liability sensitive means interest bearing deposits will reprice faster than assets. In a rising rate environment a liability sensitive bank will generally not benefit.

TABLE 16
                         TRI CITY BANKSHARES CORPORATION
                     QUANTITATIVE DISCLOSURES OF MARKET RISK
                             (Dollars in Thousands)

December 31, 2008
                                  Principal Amount Maturing in:                                                Fair Value
                                  ---------------------------------------------------------------------------------------
                                     2009       2010       2011       2012       2013    Thereafter   Total     12/31/08
                                  ---------  ---------  ---------  ---------  ---------  ---------- ---------  ---------
Rate-sensitive assets:
  Fixed interest rate loans       $ 168,957  $ 136,434  $ 146,977  $  13,725  $  16,216  $   7,868  $ 490,177  $ 494,394
     Average interest rate            6.71%      6.97%      6.38%      6.29%      6.06%      5.89%      6.64%
  Variable interest rate loans    $  73,118  $  17,050  $  11,827  $     425  $   1,988  $   5,061  $ 109,469  $ 110,411
     Average interest rate            3.41%      3.19%      3.88%      5.70%      6.18%      6.72%      3.64%
  Fixed interest rate securities  $  11,702  $   4,392  $  10,831  $  15,026  $  24,019  $  40,681  $ 106,651  $ 108,275
     Average interest rate            6.40%      5.65%      5.63%      5.77%      4.16%      4.38%      4.93%
  Other interest bearing assets   $  11,457                                                         $  11,457  $  11,457
     Average interest rate            2.06%                                                             2.06%

Rate-sensitive liabilities:
Savings and interest-bearing
   Checking                       $ 408,932                                                         $ 408,932  $ 408,932
     Average interest rate            1.16%                                                             1.16%
  Time deposits                   $ 110,433  $  21,952  $   3,596  $   3,944  $   3,265  $       -  $ 143,190  $ 144,084
     Average interest rate            3.23%      3.62%      4.12%      4.45%      3.48%         -%      3.35%
Variable interest rate
   Borrowings                     $   3,911                                                         $   3,911  $   3,911
     Average interest rate            2.00%                                                             2.00%


December 31, 2007
                                  Principal Amount Maturing in:                                                Fair Value
                                  ---------------------------------------------------------------------------------------
                                     2008       2009       2010       2011       2012    Thereafter   Total     12/31/07
                                  ---------  ---------  ---------  ---------  ---------  ---------- ---------  ---------
Rate-sensitive assets:
  Fixed interest rate loans       $ 174,323  $ 119,233  $ 150,402  $  15,955  $   9,689  $   5,607  $ 475,209  $ 477,305
     Average interest rate            6.82%      7.29%      7.15%      6.95%      7.07%      6.59%      7.05%
  Variable interest rate loans    $  78,579  $  11,893  $  11,771  $   1,806  $     382  $   6,636  $ 111,067  $ 111,557
     Average interest rate            7.10%      7.25%      7.15%      6.78%      6.54%      7.10%      7.12%
  Fixed interest rate securities  $  56,410  $  25,918  $   3,934  $   8,814  $  14,243  $   1,232  $ 110,551  $ 111,160
     Average interest rate            3.94%      4.98%      5.80%      5.60%      5.81%      5.48%      4.64%
  Other interest bearing assets   $       -                                                         $       -  $       -
     Average interest rate               -%                                                                -%

Rate-sensitive liabilities:
Savings and interest-bearing
   Checking                        $411,900                                                         $ 411,900  $ 411,900
     Average interest rate            1.95%                                                             1.95%
  Time deposits                   $  82,093  $  14,897  $  10,068   $  5,338  $   4,123  $       -  $ 116,519  $ 116,699
     Average interest rate            4.41%      4.30%      4.52%       4.50%     4.49%         -%      4.41%
Variable interest rate
   Borrowings                       $15,022                                                         $  15,022  $  15,022
     Average interest rate            5.01%                                                             5.01%

As indicated in Table 16, the majority of the Bank's earning assets mature within the next three years. Fixed interest rate loans in the amount of $169.0 million, $136.4 million and $147.0 million mature respectively in 2009, 2010 and 2011. These fixed-rate loans total $452.4 million (92.3%) of all fixed-rate loans at December 31, 2008. The maturity distribution indicates very little change from December 31, 2007. At that date fixed rate loans maturing in three years or less were $444.0 million (93.4%) of all fixed rate loans. The Bank's traditional vehicle for lending remains residential real estate loans and commercial real estate loans held in its portfolio with a note with maturity of one to three years. The average interest rate on total fixed rate loans decreased 41 bp to 6.64% for 2008 from 7.05% in 2007 as notes matured and renewed at lower rates.

The Bank also offers lines of credit to businesses and HELOCs to consumers. These loans typically have floating rates indexed to the Bank's reference rate or in the case of HELOCs to the prime rate as published by the Wall Street Journal. Total variable interest rate loans decreased $1.6 million (1.4%) to $109.5 million at December 31, 2008 from $111.1 million at December 31, 2007. The maturity distribution of variable interest rate loans is not the measure of interest rate risk as interest rates are adjusted daily for most commercial lines and HELOCs when the associated index changes. The average interest rate on variable rate loans decreased dramatically to 3.64% as of December 31, 2008 compared to 7.12% as of December 31, 2007 as the 4.0% reduction in the Fed funds target reduced rates, affecting both types of variable interest rate loans in the Bank's portfolio.

The maturity distribution of fixed interest rate securities showed considerable movement from 2007 to 2008. As of December 31, 2007 $56.4 million in fixed rate investment securities were scheduled to mature in 2008 and $25.9 million were scheduled to mature in 2009. Many of these securities were called resulting in only $11.7 million that remain scheduled to mature in 2009. As the securities maturing in 2008 and those called securities were re-invested management extended the maturities. On December 31, 2007, $1.2 million (1.1%) of a total of $110.5 million fixed rate securities had maturities greater than five years (after 2012). On December 31, 2008, $40.7 million (38.1%) of a total of $106.7 million  fixed rate  securities  had  maturities  greater than five years (after
2013). Investments beyond 2013 mature primarily in 2014 and 2015 and provide additional yield. The average interest rate on total fixed rate investment securities increased 29 bp to 4.93% at December 31, 2008 from 4.64% at year end 2007. At December 31, 2008, other interest-bearing assets (overnight funds invested as Fed funds sold to a correspondent bank) were $11.5 million with an average interest rate of 2.06% while the Bank had no other interest-bearing assets at December 31, 2007.

Rate sensitive liabilities create funding which is predominantly short term with $408.9 million in savings and interest bearing checking accounts that have no stated maturity and are considered to be floating rate funds. Historically, the Bank has relied on core deposit growth in these areas because funding costs for both products are the lowest of the various interest bearing products offered by financial institutions. The average interest rate on savings and interest-bearing checking decreased 79 bp to 1.16% at December 31, 2008 from 1.95% at December 31, 2007. Time deposit balances maturing in one year or less increased $28.3 million (34.5%) to $110.4 million at December 31, 2008 compared to $82.1 at December 31, 2007. Time deposit balances maturing in 2010 through 2013 decreased $1.7 million (4.8%) at December 31, 2008. In total time deposits increased $26.7 million (22.9%) to $143.2 million at December 31, 2008 compared to $116.5 million at December 31, 2007 as a result of the aforementioned promotional efforts in the Bank. The average interest rate of time deposits decreased 106 bp to 3.35% at December 31, 2008 from 4.41% at December 31, 2007.

The Corporation's funding acquisition and deployment strategy, management reporting and board approved limits target a cumulative ratio of 1.0 for Rate Sensitive Assets vs. Rate Sensitive Liabilities (RSA/RSL) at one year. The Bank RSA/RSL ratio is 0.89 at December 31, 2008 (where a cumulative ratio of 1.0 is balanced and neither asset nor liability sensitive after one year). The liability sensitive difference of 0.11 means that $45.8 million more interest bearing liabilities will be rate adjusted than earning assets at that point. As of December 31, 2008, the 12 month weighted liability gap is $103.4 million, an increase of $12.8 million from a $90.5 million weighted liability gap at December 31, 2007. The weighted gap indicates the excess average balance of liabilities (in the case of a liability sensitive company) subject to re-pricing earlier than assets. The ratio and analysis includes assumptions that closely follow the Bank's techniques for managing risk; lagged interest rate adjustments, administered rate products, rate adjustment of cash flow from amortization and prepayment of loans through reinvestment, and the reinvestment of maturing assets and liabilities.

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

TABLE 17
                                                          CAPITAL
                                        (Dollars and Share Numbers in Thousands)

Year ended December 31,                          2008       2007       2006
--------------------------------------------  ---------  ---------  ---------
Total stockholders' equity                    $ 108,936  $ 106,767  $ 104,033
Tier 1 capital                                  108,936    106,767    104,033
Total capital                                   114,881    112,525    109,742
Book value per common share                       12.23      12.02      11.82
Cash dividends per common share                    1.04       1.00       0.88
Dividend reinvestment price at end of period         --      19.35      19.35
Low reinvestment price for the period             19.35      19.35      19.35
High reinvestment price for the period            19.35      19.35      19.35
Total equity/assets                               13.74%     13.51%     13.51%
Tier 1 leverage ratio                             14.26      14.26      14.46
Tier 1 risk-based capital ratio                   18.02      17.98      17.99
Total risk-based capital ratio                    19.00      18.95      18.98
Shares outstanding (period end)                   8,905      8,884      8,802
Basic shares outstanding (average)                8,903      8,848      8,735
Diluted shares outstanding (average)              8,903      8,848      8,735

Total stockholders' equity at December 31, 2008 increased $2.1 million to $108.9 million, or $12.23 book value per common share compared with $106.8 million, or $12.02 book value per common share at December 31, 2007 and $104.0 million, or $11.82 book value per common share at December 31, 2006.

The increase in stockholders' equity was the result of retained earnings for 2008 and stockholder participation in the Corporation's dividend reinvestment program in January 2008, with offsetting decreases from the payment of cash dividends. The Corporation's dividend reinvestment program was terminated after the dividend paid in January 2008. Stockholders' equity to assets at December 31, 2008 was 13.74%, up from 13.51% at both December 31, 2007 and 2006.

Cash dividends paid in 2008 were $1.04 per share compared with $1.00 per share in 2007, an increase of 4.0%. Cash dividends paid in 2007 were $1.00 per share compared with $0.88 per share in 2006, an increase of 13.6%.

As of December 31, 2008 and 2007, the Corporation's Tier 1 leverage ratios were 14.26% for both years compared to 14.46% at December 31, 2006. Tier 1 risk-based capital ratios were 18.02%, 17.98% and 17.99% respectively, and total risk-based capital (Tier 1 and Tier 2) ratios were 19.0%, 18.95% and 18.98%, respectively for year end 2008, 2007 and 2006. All ratios are significantly in excess of minimum regulatory requirements. A bank is "well capitalized" with a minimum Tier 1 leverage ratio of 5.0%, a minimum Tier 1 risk based capital ratio of 6.0% and a minimum total risk based capital ratio of 10.0%. As of December 31, 2008, the Bank's Tier 1 leverage ratio was 13.7%, the Tier 1 risk-based capital ratio was 17.3% and the total risk-based capital ratio was 18.3%. All ratios exceed minimum regulatory requirements for the Bank to be deemed "well capitalized". With the passage of TARP, financial institutions were able to improve their capital ratios by selling preferred stock to the US Treasury Department under the Treasury's Capital Purchase Program ("CPP"). Some financial institutions sought to achieve "well capitalized" status while other already "well capitalized" financial institutions sought to improve their ratios. With the Bank's leverage ratio of 13.7% exceeding the 5.0% "well capitalized" minimum by 8.7%, with its Tier 1 risk based ratio of 17.3% exceeding the 6.0% "well capitalized" minimum by 11.3% and with its total capital to risk weighted asset ratio of 18.3% exceeding the 10% "well capitalized" minimum by 8.3% the Board determined that the Corporation had no need to and elected not to participate in CPP.

Earnings continue to be stable and provide sufficient capital retention for anticipated growth. Management believes that the Corporation has a strong capital position and is positioned to take advantage of opportunities for profitable geographic and product expansion, and to provide depositor and investor confidence. Management actively reviews capital strategies for the Corporation and each of its subsidiaries in light of perceived business risks, future growth opportunities, industry standards, and regulatory requirements. Results of Operations

2007 COMPARED TO 2006

The Corporation posted net income of $10.0 million for the year ended December 31, 2007, an increase of $0.7 million, or 7.5% from $9.3 million earned in 2006. Basic earnings per share for 2007 were $1.13, a 6.6% increase from 2006 basic earnings per share of $1.06. Return on average assets and return on average equity for 2007 were 1.36% and 9.49%, respectively, compared to 1.31% and 9.23%, respectively, for 2006. Cash dividends of $1.00 per share paid in 2007 increased by 13.6% over cash dividends of $0.88 per share paid in 2006.

Taxable equivalent net interest income was $33.1 million for 2007, $2.1 million or 6.9% higher than 2006. Taxable equivalent interest income increased $4.1 million while interest expense increased $2.0 million. The increase in taxable equivalent interest income was partially attributable to volume variances with balance sheet growth in commercial and real estate loans adding $2.3 million to interest income. Favorable rate changes also contributed $2.0 million to increased interest income. Re-pricing the subsidiary bank's maturing loans and increasing yields on loans with floating rates are the two most common reasons for favorable rate changes in an increasing rate environment. These increases were partially offset by a net decrease of $0.2 million in interest earned on investment securities. On the expense side, the increase of $2.0 million in interest paid on deposits and short-term borrowings was primarily attributable to rate with increased yields accounting for $1.3 million and increased deposit balance volume accounting for the remaining $0.7 million. Average earning assets increased $21.2 million to $675.2 million while average interest bearing liabilities increased $27.5 million to $497.7 million.

Net interest margin for 2007 was 4.90%, compared to 4.73% in 2006. The 17 bp increase is attributable to a 13 bp increase in interest rate spread and a 4 bp higher contribution from net interest free funds.

Total loans were $586.3 million at December 31, 2007, an increase of $51.6 million (9.7%) from December 31, 2006, primarily due to commercial and residential real estate loan growth and a small increase in real estate construction loans outstanding. Total real estate loans grew $57.1 million (11.7%) and represented 92.8% of total loans at December 31, 2007, compared to 91.1% at December 31, 2006. Commercial loans in the portfolio declined $4.6 million (14.2%) representing 4.76% of total loans at December 31, 2007, compared to 6.09% at December 31, 2006. Total deposits were $665.8 million at December 31, 2007, an increase of $4.4 million (0.7%) from December 31, 2006. The increase in deposits for the year was the net effect of a $13.0 million increase primarily in municipal deposits and retail transaction deposit accounts offset by a decrease of $8.6 million in time deposits.

Net charge offs were $0.4 million, an increase of $0.2 million from 2006, with the majority of the increase attributable to the real estate mortgage loan portfolio. Net charge offs were 0.07% of average loans compared to 0.04% in 2006. The provision for loan losses increased accordingly to $0.5 million compared to $0.2 million in 2006. More than 90% of the Bank's loan portfolio is collateralized by local real estate and all loans were originated by the Bank's lenders, and were not brokered or purchased transactions.

Non-interest income was $11.3 million for 2007, $0.8 million or 8.1% higher than 2006. This increase was the result of an increase in ancillary fees paid by retail deposit account holders. Mortgage banking revenue decreased $0.1 million (19.4%) to $0.4 million in 2007 due to the sluggish real estate market and the resulting decline in the volume of secondary market mortgage transactions.

Non-interest expense was $28.0 million, up $1.6 million, or 6.0% from 2006. Increased personnel expense was the largest contributor, adding $1.2 million due to higher staffing levels, new branch locations and additional staffing commitment within the in-store banking group.

Income tax expense increased to $5.3 million, up $0.5 million, or 10.0% from 2006. The increase reflected the 8.3% improvement in pre-tax earnings for the year.

                         Tri City Bankshares Corporation
                             Selected Financial Data

                                      2008            2007            2006            2005            2004
                                      ----            ----            ----            ----            ----
Total interest income           $  43,451,436   $  45,067,344   $  40,923,621   $  36,026,287   $  31,874,924
Total interest expense              9,517,508      12,574,378      10,592,023       7,630,910       4,892,165
Net interest income                33,933,928      32,492,966      30,331,598      28,395,377      26,982,759
Provision for loan losses           1,300,000         480,000         240,000         175,000         435,000
Net interest income after
   provision for loan losses       32,633,928      32,012,966      30,091,598      28,220,377      26,547,759
Income before income
   taxes                           16,316,874      15,260,616      14,087,241      13,205,607      12,061,172
Provision for income tax            5,292,500       5,284,000       4,803,500       4,257,000       3,673,000
Net income                         11,024,374       9,976,616       9,283,741       8,948,607       8,388,172

Basic earnings per share                 1.24            1.13            1.06            1.05            1.01
Cash dividends declared
   per share                             1.04            1.00             .88             .78             .70

Average daily balances:
(amounts in thousands)

Total assets                    $     753,583   $     732,209   $     710,756   $     698,776   $     664,548
Total net loans                       580,906         543,338         509,365         489,687         438,453
Held to maturity
   investment securities              107,885         117,489         129,435         146,829         161,971
Total deposits                        638,466         611,833         603,006         575,724         560,084
Total stockholders' equity            107,954         105,133         100,627          95,093          88,344



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

                                            OTCBB Quotations
               FISCAL QUARTER ENDED         HIGH        LOW

               March 31, 2007           $   20.50      19.25
               June 30, 2007                20.20      18.90
               September 30, 2007           20.25      19.00
               December 31, 2007            20.50      19.50
               March 31, 2008               20.00      18.50
               June 30, 2008                19.75      16.50
               September 30, 2008           18.10      13.25
               December 31, 2008            17.50      12.00

As of December 31, 2008, the number of holders of record of the Corporation's common stock was 621.

Pursuant to the Corporation's Dividend Reinvestment Plan, which was terminated after the payment of the January, 2008 dividend, the Board of Directors had been required to establish the "Fair Market Value" of the Corporation's stock on a quarterly basis based on factors set forth in the Dividend Reinvestment Plan.
The Board established $19.35 per share as the Fair Market Value for the first quarter of 2008

The Corporation declared four quarterly cash dividends in 2008 in the amount of $0.26 per share. These dividends were declared on January 8, April 9, July 9 and October 8, payable on January 28, April 25, July 25 and October 24, respectively. Quarterly dividends of $0.25 per share were paid each of the four quarters of 2007.

The Corporation is not party to any loan agreement, indenture or other agreement that restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 18 of the notes to consolidated financial statements for restrictions imposed by regulatory agencies upon the subsidiary bank's ability to transfer funds to the parent corporation.

                             STOCK PERFORMANCE GRAPH

The following graph shows the cumulative total stockholder return on the Corporation's Common Stock over the last five fiscal years compared to the returns of the Standard & Poor's 500 Stock Index and S&P500 Banks Index compiled by Standard & Poor's and consisting of 20 regional banks, assuming that $100 is
invested   on   December   31,   2003  with   dividends   reinvested.



                           FIVE YEAR STOCK PERFORMANCE

       PERIOD                             S&P 500 COMMERCIAL     TRI CITY
(FISCAL YEAR COVERED)          S&P 500           BANKS          BANKSHARES

        2003                    100.00          100.00            100.00
        2004                    110.88          114.92            104.74
        2005                    116.32          116.67            101.08
        2006                    134.69          134.87            108.61
        2007                    142.09          104.27            110.33
        2008                     89.51           66.04             84.75

Trading in the Corporation's stock is limited and sporadic and the Corporation believes that no established trading market for the Corporation's stock exists.

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM











Board of Directors and Shareholders
Tri City Bankshares Corporation


We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation and subsidiaries (the "Corporation") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years ended December 31, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with U. S. generally accepted accounting principles.


s/ VIRCHOW, KRAUSE & COMPANY, LLP




Milwaukee, Wisconsin
March 26, 2009

                         TRI CITY BANKSHARES CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

                                     ASSETS

                                                                   2008              2007
                                                              -------------     -------------
Cash and due from banks                                       $  41,504,793     $  60,079,747
Federal funds sold                                               11,457,040                 -
                                                              -------------     -------------
    Cash and cash equivalents                                    52,961,833        60,079,747
Held to maturity securities, fair value of
    $108,274,692 and $111,160,170 as of 2008
    and 2007, respectively                                      106,650,798       110,550,652
Loans, less allowance for loan and lease
    losses of $5,945,162 and $5,757,927
    as of 2008 and 2007, respectively                           593,700,921       580,520,538
Premises and equipment - net                                     21,104,762        20,053,314
Cash surrender value of life insurance                           11,047,591        11,622,695
Mortgage servicing rights - net                                     590,224           658,717
Accrued interest receivable and other assets                      6,876,815         6,541,335
                                                              -------------     -------------
          TOTAL ASSETS                                        $ 792,932,944     $ 790,026,998
                                                              =============     =============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

COMMITMENTS AND CONTINGENCIES

LIABILITIES
Deposits
    Demand                                                    $ 125,556,485     $ 137,384,198
    Savings and NOW                                             408,931,613       411,900,132
    Other time                                                  143,190,064       116,519,450
                                                              -------------     -------------
       Total Deposits                                           677,678,162       665,803,780
Federal funds purchased                                                   -        12,851,264
Other borrowings                                                  3,911,054         2,170,571
Accrued interest payable and other liabilities                    2,407,462         2,434,058
                                                              --------------    -------------
          TOTAL LIABILITIES                                     683,996,678       683,259,673
                                                              -------------     -------------
STOCKHOLDERS' EQUITY
Cumulative preferred stock, $1 par value,
    200,000 shares authorized, no shares
    issued                                                                -                 -
Common stock, $1 par value, 15,000,000
    shares authorized, 8,904,915 and
    8,884,045 shares issued and outstanding
    as of 2008 and 2007, respectively                             8,904,915         8,884,045
Additional paid-in capital                                       26,543,470        26,160,505
Retained earnings                                                73,487,881        71,722,775
                                                              -------------     -------------
          TOTAL STOCKHOLDERS' EQUITY                            108,936,266       106,767,325
                                                              -------------     -------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 792,932,944     $ 790,026,998
                                                              =============     =============





          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 2008, 2007 and 2006

--------------------------------------------------------------------------------


                                                                2008            2007            2006
                                                           -------------   -------------   -------------
INTEREST INCOME
  Loans                                                    $  38,828,304   $  39,893,667   $  35,557,534
  Investment securities
     Taxable                                                   3,036,762       3,597,836       3,724,360
     Tax exempt                                                1,480,986       1,104,444       1,163,425
  Federal funds sold                                              86,058         452,071         458,976
  Other                                                           19,326          19,326          19,326
                                                           -------------   -------------   -------------
     Total Interest Income                                    43,451,436      45,067,344      40,923,621
                                                           -------------   -------------   -------------
INTEREST EXPENSE
  Deposits                                                     9,388,654      11,873,895      10,363,386
  Federal funds purchased                                        107,464         627,389         173,905
  Other borrowings                                                21,390          73,094          54,732
                                                           -------------   -------------   -------------
     Total Interest Expense                                   9,517,508       12,574,378      10,592,023
                                                           -------------   -------------   -------------
  Net Interest Income before Provision for Loan Losses        33,933,928      32,492,966      30,331,598
     Provision for loan losses                                 1,300,000         480,000         240,000
                                                           -------------   -------------   -------------
  Net Interest Income after Provision for Loan Losses         32,633,928      32,012,966      30,091,598
                                                           -------------   -------------   -------------

NONINTEREST INCOME
  Service charges on deposits                                  9,574,566       9,069,226       8,222,625
  Loan servicing income                                          179,381         230,881         197,558
  Net gain on sale of loans                                      387,036         171,402         301,515
  Increase in cash surrender value of life insurance             464,465         453,755         415,934
  Other income                                                 2,279,620       1,339,678       1,282,538
                                                           -------------   -------------   -------------
     Total Noninterest Income                                 12,885,068      11,264,942      10,420,170
                                                           -------------   -------------   -------------
NONINTEREST EXPENSES
  Salaries and employee benefits                              16,240,596      15,803,452      14,577,454
  Net occupancy costs                                          2,930,770       2,707,894       2,419,437
  Furniture and equipment expenses                             1,621,313       1,819,604       1,851,745
  Computer services                                            2,642,398       2,327,097       2,176,339
  Advertising and promotional                                  1,018,367         943,358       1,429,781
  Regulatory agency assessments                                  266,943         246,237         212,913
  Office supplies                                                718,208         650,236         584,596
  Other expenses                                               3,763,527       3,519,414       3,172,262
                                                           -------------   -------------   -------------
     Total Noninterest Expenses                               29,202,122      28,017,292      26,424,527
                                                           -------------   -------------   -------------
  Income before income taxes                                  16,316,874      15,260,616      14,087,241
    Less:  Applicable income taxes                             5,292,500       5,284,000       4,803,500
                                                           -------------   -------------   -------------
     NET INCOME                                            $  11,024,374   $   9,976,616   $   9,283,741
                                                           =============   =============   =============

        Basic earnings per share                           $        1.24   $        1.13   $        1.06
                                                           =============   =============   =============
        Dividends per share                                $        1.04   $        1.00   $        0.88
                                                           =============   =============   =============
        Weighted average shares outstanding                    8,903,317       8,847,973       8,734,997
                                                           =============   =============   =============



          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 2008, 2007 and 2006

--------------------------------------------------------------------------------

                                                               Additional        Retained
                                             Common Stock   Paid-In Capital      Earnings           Total
                                             ------------   ---------------    ------------     --------------
BALANCES - January 1, 2006                    $ 8,615,527     $ 21,233,200     $ 68,952,531     $  98,801,258
  Net income                                            -                -        9,283,741         9,283,741
  Cash dividends  - $0.88 per share                     -                -       (7,656,919)       (7,656,919)
  Common stock issued under dividend
     reinvestment plan - 181,984 shares           181,984        3,339,408                -         3,521,392
  Common stock fractional shares redeemed               2               35                -                37
  Common stock issued under employee
       stock plan - 4,300 shares                    4,300           78,905                -            83,205
                                              -----------     ------------     -------------    --------------
BALANCES - December 31, 2006                    8,801,813       24,651,548       70,579,353       104,032,714
  Net income                                            -                -        9,976,616         9,976,616
  Cash dividends  - $1.00 per share                     -                -       (8,833,194)       (8,833,194)
  Common stock issued under dividend
     reinvestment plan - 82,230 shares             82,230        1,508,913                -         1,591,143
  Common stock fractional shares issued                 2               44                -                46
                                              -----------     ------------     -------------    --------------
BALANCES - December 31, 2007                    8,884,045       26,160,505       71,722,775       106,767,325
  Net income                                            -                -       11,024,374        11,024,374
  Cash dividends  - $1.04 per share                     -                -       (9,259,268)       (9,259,268)
  Common stock issued under dividend
     reinvestment plan - 20,685 shares             20,685          379,558                -           400,243
  Common stock fractional shares issued               185            3,407                -             3,592
                                              -----------     ------------     -------------    --------------
BALANCES - December 31, 2008                  $ 8,904,915     $ 26,543,470     $ 73,487,881     $ 108,936,266
                                              ===========     ============     =============    ==============


          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2008, 2007 and 2006

--------------------------------------------------------------------------------

                                                                       2008            2007            2006
                                                                  --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                      $ 11,024,374    $  9,976,616    $  9,283,741
  Adjustments to reconcile net income to net cash flows
    provided by operating  activities:
      Depreciation                                                   2,186,194       2,041,732       2,170,182
      Amortization of servicing rights, premiums and
       discounts                                                       400,495         335,290         370,106
      Gain on sale of loans                                           (387,036)       (171,402)       (301,515)
      Provision for loan losses                                      1,300,000         480,000         240,000
      Benefit for deferred income taxes                               (241,000)       (202,000)       (360,000)
      Proceeds from sales of loans held for sale                    26,784,889      15,661,095      21,287,975
      Originations of loans held for sale                          (26,604,607)    (15,489,693)    (20,986,460)
      Increase in cash surrender value of life insurance              (464,465)       (453,755)       (415,934)
      (Gain) loss on sale of  other real estate owned                  (58,573)         50,000          25,449
      (Gain) loss on disposal of premises and equipment               (165,244)              -          10,147
      Gain on death benefits of insurance policy                      (606,585)              -               -
      Net change in:
         Accrued interest receivable and other assets                   15,073        (194,051)     (1,125,758)
         Accrued interest payable and other liabilities                (26,596)       (680,737)        425,425
                                                                  -------------   -------------   -------------
      Net Cash Flows Provided by Operating Activities               13,156,919      11,353,095      10,623,358
                                                                  -------------   -------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Activity in held to maturity securities:
      Maturities, prepayments and calls                             88,851,957      38,180,084      35,972,750
         Purchases                                                 (85,077,351)    (30,519,754)    (16,470,749)
      Net increase in loans                                        (15,288,163)    (52,053,838)    (18,295,256)
      Purchases of premises and equipment - net                     (3,155,980)     (1,923,381)     (1,462,012)
      Proceeds from sale of other real estate owned                    756,800         175,000         104,051
      Proceeds of life insurance death benefit                       1,646,154               -               -
      Proceeds from sales of premises and equipment                     83,582               -           4,651
                                                                  -------------   -------------   -------------
        Net Cash Flows Used in Investing Activities                (12,183,001)    (46,141,889)       (146,565)
                                                                  -------------   -------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Net increase in deposits                                      11,874,382       4,375,539      22,136,793
      Net change in federal funds purchased                        (12,851,264)     12,851,264               -
      Net change in other borrowings                                 1,740,483      (1,299,449)      1,037,857
      Dividends paid                                                (9,259,268)     (8,833,194)     (7,656,919)
      Common stock issued - net                                        403,835       1,591,189       3,604,634
                                                                  -------------   -------------   -------------
        Net Cash Flows Provided by(Used) in
           Financing Activities                                     (8,091,832)      8,685,349      19,122,365
                                                                  -------------   -------------   -------------
        NET CHANGE IN CASH AND CASH EQUIVALENTS                     (7,117,914)    (26,103,445)     29,599,158
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                       60,079,747      86,183,192      56,584,034
                                                                  -------------   -------------   -------------
      CASH AND CASH EQUIVALENTS - END OF YEAR                     $ 52,961,833    $ 60,079,747   $  86,183,192
                                                                  =============   =============   =============
SUPPLEMENTAL CASH FLOW DISCLOSURES
      Cash paid for interest                                      $  9,538,753   $  12,605,994   $  10,508,287
      Cash paid for income taxes                                     5,665,125       5,345,100       5,701,600
      Loans receivable transferred to other real estate owned          807,780         225,000               -
      Mortgage servicing rights resulting from sales of loans          206,754         113,983         164,028


          See accompanying notes to consolidated financial statements.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007 and 2006



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

    USE OF ESTIMATES

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses.

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

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by an allowance for loan and lease losses and any deferred fees or costs in originating loans. Interest income is accrued and credited to income on a daily basis based on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the loan yield using an effective interest method. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

    LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse. The Bank also services loans that have been sold with servicing retained by the Bank. Such loans are not included in the accompanying consolidated balance sheets. There were no loans held for sale at December 31, 2008 or 2007.

    ALLOWANCE FOR LOAN AND LEASE LOSSES

The allowance for loan and lease losses is composed of specific and general valuation allowances. The Bank establishes specific valuation allowances on loans considered impaired. A loan is considered impaired (and a specific valuation allowance established for an amount equal to the impairment) when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or the fair value of the underlying collateral. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan and lease losses is reviewed and approved by the Bank's Board of Directors. The allowance reflects management's best estimate of the probable and inherent losses on loans, and is based on a risk model developed and implemented by management and approved by the Bank's Board of Directors.

In addition, various regulatory agencies periodically review the allowance for loan and lease losses. These agencies may suggest additions to the allowance for loan and lease losses based on their judgments of collectibility based on information available to them at the time of their examination.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007 and 2006

39

--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

    TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

    OTHER REAL ESTATE OWNED

Other real estate owned, acquired through partial or total satisfaction of loans is carried at the lower of cost or fair value less cost to sell. At the date of acquisition, losses are charged to the allowance for loan and lease losses. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

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

                        December 31, 2008, 2007 and 2006



--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

    DERIVATIVE FINANCIAL INSTRUMENTS

The Bank utilizes derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Bank does not use interest rate contracts (e.g. swaps, caps, floors) or other derivatives to manage interest rate risk and has none of these instruments outstanding.

    ADVERTISING COSTS

All advertising costs incurred by the Bank are expensed in the period in which they are incurred.

    INCOME TAXES

The Corporation files a consolidated federal income tax return and individual state income tax returns. Income tax expense is recorded based on the liability method. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to the allowance for loan and lease losses, mortgage servicing rights, deferred loan fees, and premises and equipment. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

    EARNINGS PER SHARE

Basic earnings per share are computed based upon the weighted average number of common shares outstanding during each year. The Corporation had no potentially dilutive shares outstanding during each of the three years in the period ended December 31, 2008.

    INTERIM FINANCIAL DATA

The interim financial data (see Note 21) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

    SEGMENT REPORTING

The Bank has determined that it has one reportable segment - community banking. The Bank offers a range of financial products and services to external customers, including: accepting deposits and originating residential, consumer and commercial loans. Revenues for each of these products and services are disclosed in the consolidated statements of income.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

    FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard ("SFAS") No. 157 "Fair Value Measurements" gives guidance for using fair value to measure assets and liabilities and expands disclosures about the use of fair value. SFAS 157 emphasizes that fair value measurement is a market-based measurement, focusing on the exit price of assets and liabilities in a market in which participants are buyers and sellers in the principal (or most advantageous) market. SFAS 157 established a three-tiered fair value hierarchy based on the level of observable inputs used in the measurement of fair value (e.g., Level 1 representing quoted prices for identical assets or liabilities in an active market, Level 2 representing quoted prices for similar assets or liabilities and Level 3 representing estimated values based on significant unobservable inputs). The Corporation adopted SFAS 157 on January 1, 2008.

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

The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

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

         DISCOUNTED CASH FLOWS

         Using interest rates currently being offered on instruments with similar terms and with similar credit quality:

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



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


Since the majority of the Bank's off-balance-sheet instruments consist of nonfee-producing, variable rate commitments, the Bank has determined these do not have a distinguishable fair value.

    RECLASSIFICATIONS

Certain 2007 and 2006 amounts have been reclassified to conform with the 2008 presentation. The reclassifications have no effect on previously reported net income, basic earnings per share, and stockholders' equity.

    RECENT ACCOUNTING PRONOUNCEMENTS


In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Corporation adopted SFAS No. 159 on January 1, 2008. The adoption of this standard had no effect on the Corporation's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("ARB No. 51"), to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Corporation will be required to adopt SFAS No. 160 on January 1, 2009. Management has determined that this statement will have no impact on the Corporation's consolidated financial statements.

In March 2008, the FASB issued SFAS 161 "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves on the transparency of financial reporting. In adopting SFAS 161, entities are required to provide enhanced disclosures about
(a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial positions, financial performance and cash flows. Because this pronouncement affects only disclosures, this pronouncement will not have an impact on the Bank's consolidated financial statements. The adoption of SFAS 161 is effective for the fiscal year beginning after October 1, 2009, with early adoption permitted.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 1 - Summary of Significant Accounting Policies (cont.)
--------------------------------------------------------------------------------

During May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles that are presented in conformity with generally accepted accounting principles in the United States of America. This statement became effective during November 2008. The adoption of SFAS 162 did not have any effect on the Association's results of operations, financial position or cash flows.

--------------------------------------------------------------------------------
NOTE 2 - Fair Value of Financial Instruments
--------------------------------------------------------------------------------

On January 1, 2008, the Corporation adopted SFAS No. 157, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Corporation utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Corporation is able to classify fair value balances based on the observability of those inputs. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Corporation can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as listed equities and U.S. government treasury securities.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Corporation performs an analysis of all instruments subject to SFAS No. 157 and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

 ASSETS

Loans held for investment. The Bank does not record loans held for investment at fair value on a recurring basis. However, from time to time, a particular loan may be considered impaired and an allowance for loan and lease losses established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan." The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value or discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 2 - Fair Value of Financial Instruments - (cont.)
--------------------------------------------------------------------------------

of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, substantially all of the impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the impaired loan as a nonrecurring Level 2 valuation.

Repossessed assets. Loans on which the underlying collateral has been repossessed are adjusted to fair value upon transfer to repossessed assets. Subsequently, repossessed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the repossessed asset as a nonrecurring Level 2 valuation.

Mortgage Servicing Rights. The Bank does not record Mortgage Servicing Rights (MSR's) at fair value on a recurring basis. However, from time to time, MSR's may be considered impaired and an allowance for losses established. MSR's for which it is probable that payment of principal will not be made in accordance with the MSR agreement are considered impaired. The fair value of MSR's is estimated using the Office of Thrift Supervision selected asset price tables for servicing cost and servicing fees applied to the Bank's portfolio of serviced loans. If the MSR's fair value is less than the MSR's amortized value, then MSR's are considered impaired. At December 31, 2008, MSR's were evaluated based on their fair value. In accordance with SFAS 157, impaired MSR's where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the impaired MSR as a nonrecurring Level 2 valuation.

The Bank as of December 31, 2008 does not carry any assets that are measured at fair value on a recurring basis or use significant unobservable inputs.

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

The Bank has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market and had a fair value below cost at the end of the period as summarized below.


                                Balance at
                                 12/31/08    Level 1       Level 2      Level 3
                              ------------   -------       -------      -------
Loans held for investment     $ 12,277,424   $      -   $ 12,277,424   $      -
Repossessed assets                 109,553          -        109,553          -
                              ------------   --------   ------------   --------
  Totals                      $ 12,386,977   $      -   $ 12,386,977   $      -
                              ============   ========   ============   ========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 2 - Fair Value of Financial Instruments - (cont.)
--------------------------------------------------------------------------------

The estimated fair values of financial instruments at December 31, 2008 and 2007 are as follows:

                                                               2008                                   2007
                                               -----------------------------------    -----------------------------------
                                                                     Estimated Fair                        Estimated Fair
                                                Carrying Amount          Value         Carrying Amount         Value
FINANCIAL ASSETS
    Cash and due from banks                    $     41,504,793   $     41,504,793    $     60,079,747   $     60,079,747
                                               ================   ================    ================   ================
    Federal funds sold                         $     11,457,040   $     11,457,040    $              -   $              -
                                               ================   ================    ================   ================
    Held to maturity securities                $    106,650,798   $    108,274,692    $    110,550,652   $    111,160,170
                                               ================   ================    ================   ================
    Non marketable equity securities           $        322,100   $        322,100    $        322,100   $        322,100
                                               ================   ================    ================   ================
    Loans - net                                $    593,700,921   $    598,859,959    $    580,520,538   $    584,213,046
                                               ================   ================    ================   ================
    Cash surrender value of life insurance     $     11,047,591   $     11,047,591    $     11,622,695   $     11,622,695
                                               ================   ================    ================   ================
    Mortgage servicing rights                  $        590,224   $        735,048    $        658,717   $        925,763
                                               ================   ================    ================   ================
    Accrued interest receivable                $      3,776,247   $      3,776,247    $      3,800,662   $      3,800,662
                                               ================   ================    ================   ================
FINANCIAL LIABILITIES
    Deposits                                   $    677,678,162   $    678,571,780    $    665,803,780   $    665,983,043
                                               ================   ================    ================   ================
    Federal funds purchased                    $              -   $              -    $     12,851,264   $     12,851,264
                                               ================   ================    ================   ================
    Other borrowings                           $      3,911,054   $      3,911,054    $      2,170,571   $      2,170,571
                                               ================   ================    ================   ================
    Accrued interest payable                   $        573,982   $        573,982    $        595,227   $        595,227
                                               ================   ================    ================   ================


The estimated fair value of fee income on letters of credit at December 31, 2008 and 2007 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2008 and 2007.

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

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 3 - Cash and Due From Banks
--------------------------------------------------------------------------------

The Bank is required to maintain vault cash and reserve balances with Federal Reserve Banks based upon a percentage of deposits. These requirements approximated $8,281,000 and $8,889,000 at December 31, 2008 and 2007,
respectively.

--------------------------------------------------------------------------------
NOTE 4 - Held to Maturity Securities
--------------------------------------------------------------------------------

Amortized costs and fair values of held to maturity securities as of December 31, 2008 and 2007 are summarized as follows:

                                                                                  2008
                                               --------------------------------------------------------------------------
Obligations of:                                  Amortized Cost     Unrealized Gains  Unrealized Losses      Fair Value
                                               ----------------   ----------------    ----------------   ----------------
States and political subdivisions              $     43,564,260   $        476,736    $       (88,503)   $     43,952,493
  U.S. government sponsored entities                 63,086,538          1,346,181           (110,520)         64,322,199
                                               ----------------   ----------------    ----------------   ----------------
         Totals                                $    106,650,798   $      1,822,917    $      (199,023)   $    108,274,692
                                               ================   ================    ================   ================

                                                                                  2007
                                               --------------------------------------------------------------------------
Obligations of:                                  Amortized Cost     Unrealized Gains  Unrealized Losses      Fair Value
                                               ----------------   ----------------    ----------------   ----------------
States and political subdivisions              $     40,214,124   $        182,420    $       (14,569)   $     40,381,975
U.S. government sponsored entities                   70,336,528            536,966            (95,299)         70,778,195
                                               ----------------   ----------------    ----------------   ----------------
         Totals                                $    110,550,652   $        719,386    $      (109,868)   $    111,160,170
                                               ================   ================    ================   ================

Obligations of U.S. government sponsored entities consist of securities issued by the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association.

The amortized cost and fair value of held to maturity securities at December 31, 2008, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                               2008
                                                 -------------------------------
                                                 Amortized Cost       Fair Value
                                                 --------------   --------------
     Due in one year or less                     $   11,701,572   $   11,615,284
     Due after one year less than 5 years            54,267,616       55,591,183
     Due after 5 years less than 10 years            40,681,610       41,068,225
                                                 --------------   --------------
         Totals                                  $  106,650,798   $  108,274,692
                                                 ==============   ==============


Held to maturity securities with an amortized cost of $74,175,143 and $38,165,894 at December 31, 2008 and 2007, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 4 - Held to Maturity Securities (cont.)
--------------------------------------------------------------------------------

The following tables summarize the portion of the Bank's held to maturity securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007.

                                                                          2008
                           -------------------------------------------------------------------------------------------------
                              Continuous unrealized              Continuous unrealized
                           losses existing for less than       losses existing for greater
                                   12 Months                        than 12 months                         Total
                           -------------------------------------------------------------------------------------------------
                                             Unrealized                        Unrealized                        Unrealized
                            Fair Value         Losses         Fair Value         Losses         Fair Value         Losses
                           ------------     ------------     ------------     ------------     ------------     ------------
Obligations of:
  States and political     $  2,086,699     $    110,520     $          -     $          -     $  2,086,699     $    110,520
subdivisions
  U.S. government             5,646,364           88,503                -                -        5,646,364           88,503
                           ------------     ------------     ------------     ------------     ------------     ------------
sponsored entities
     Totals                $  7,733,063     $    199,023     $          -     $          -     $  7,733,063     $    199,023
                           ============     ============     ============     ============     ============     ============


                                                                          2007
                           -------------------------------------------------------------------------------------------------
                              Continuous unrealized              Continuous unrealized
                           losses existing for less than       losses existing for greater
                                   12 Months                        than 12 months                         Total
                           -------------------------------------------------------------------------------------------------
                                             Unrealized                        Unrealized                        Unrealized
                            Fair Value         Losses         Fair Value         Losses         Fair Value         Losses
                           ------------     ------------     ------------     ------------     ------------     ------------
Obligations of:
  States and political
subdivisions               $  6,297,975     $     14,569     $          -     $          -     $  6,297,975     $     14,569
  U.S. government
sponsored entities           51,451,859           95,299                -                -       51,451,859           95,299
                           ------------     ------------     ------------     ------------     ------------     ------------
         Totals            $ 57,749,834     $    109,868     $          -     $          -     $ 57,749,834     $    109,868
                           ============     ============     ============     ============     ============     ============

Management does not believe any individual unrealized losses as of December 31, 2008 and 2007 represents losses other than temporary impairment. The Bank held no investment securities at December 31, 2008 that had unrealized losses existing for greater than 12 months. The Bank held seventeen securities at December 31, 2008 that had unrealized losses existing or less than 12 months. The securities consisted of sixteen obligations of states and political subdivisions and one obligation of other U.S. government agencies/corporations. The Bank held no investment securities at December 31, 2007 that had unrealized losses existing for greater than 12 months. The Bank held nineteen securities at December 31, 2007 that had unrealized losses existing for less than 12 months. The securities consisted of eight obligations of states and political subdivisions and eleven obligations of U.S. government agencies/corporations. Management believes the temporary impairment in fair value was caused by market fluctuations in interest rates and a reduction in liquidity and not by a deterioration in credit quality. Since securities are held to maturity, management does not believe that the Bank will experience any losses on these investments.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 5 - Loans
--------------------------------------------------------------------------------

Major classification of loans are as follows at December 31:
                                                    2008               2007
                                               -------------     -------------
 Commercial                                    $  23,551,986     $  27,926,616
 Real estate
    Construction                                  47,726,345        44,042,342
    Commercial                                   281,965,820       272,795,259
    Residential                                  232,429,710       227,361,616
 Installment and consumer                         13,972,222        14,152,632
                                               -------------     -------------
                                                 599,646,083       586,278,465
 Less: Allowance for loan and lease losses        (5,945,162)       (5,757,927)
                                               -------------     -------------
      Net Loans                                $ 593,700,921     $ 580,520,538
                                               =============     =============

Commercial loans and commercial real estate loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan.

The Bank evaluates the credit risk of each commercial customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by the type of loan and individual loan customer and consists of general business assets such as equipment, receivables and inventory. The Bank's access to collateral is dependent upon the type of collateral obtained.

Policies have been established that set standards for the maximum commercial real estate loan amount by type of property, loan terms, pricing structures, loan-to-value limits by property type, as well as policies and procedures for granting exceptions to established underwriting standards.

The Bank's residential real estate lending policies require all loans to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, using such factors as credit scores, debt-to-income ratios and collateral values. Home equity loans and lines of credit are generally governed by the same lending policies.

Origination activities for construction real estate loans are similar to those described above for commercial, real estate and residential real estate lending.

Impaired loans of approximately $2.8 million and $0.9 million at December 31, 2008 and 2007, respectively, have been included in the consolidated financial statements. The average recorded amount of impaired loans during 2008 and 2007 was approximately $1.9 million and $1.0 million, respectively. The total allowance for loan and lease losses related to these loans was approximately $0.6 million and $0.5 million at December 31, 2008 and 2007, respectively. There was $19,360 paid interest income recognized on impaired loans in 2008 and $21,510 in 2007. Nonaccrual loans totaled approximately $2.9 million and $2.0 million at December 31, 2008 and 2007, respectively. Loans, greater than 90 days past due and accruing interest, totaled approximately $5.7 million and $3.7 million at December 31, 2008 and 2007, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 5 - Loans (cont.)
--------------------------------------------------------------------------------

Certain directors and executive officers of the Corporation, and their related interests, had loans outstanding in the aggregate amounts of $2.4 million and $5.1 million at December 31, 2008 and 2007, respectively. During 2008 and 2007, $0.5 million and $0.4 million of new loans were made and repayments totaled $3.2 million and $1.0 million, respectively. Management believes these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

Residential and commercial real estate loans approximating $97.4 million and $112.3 million at December 31, 2008 and 2007, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

--------------------------------------------------------------------------------
NOTE 6 -  Allowance for Loan and Lease Losses
--------------------------------------------------------------------------------

The allowance for loan and lease losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb loan losses that are probable and inherent in the portfolio. An analysis of changes in the allowance is presented in the following tabulation as of December 31:

                                            2008          2007          2006
                                        ---------------------------------------
  Balance at Beginning of Year          $ 5,757,927   $ 5,709,397   $ 5,665,519
     Charge-offs                         (1,229,349)     (597,733)     (292,607)
     Recoveries                             116,584       166,263        96,485
     Provision charged to operations      1,300,000       480,000       240,000
                                        -----------   -----------   -----------
  Balance at End of Year                $ 5,945,162   $ 5,757,927   $ 5,709,397
                                        ===========   ===========   ===========

--------------------------------------------------------------------------------
NOTE 7 - Mortgage Servicing Rights
--------------------------------------------------------------------------------

The unpaid principal balance of mortgage loans serviced for others, which is not included in the accompanying consolidated balance sheets, was $180,098,745, $181,663,470 and $187,409,555 at December 31, 2008, 2007 and 2006, respectively.
For these sold loans, the Bank has recorded mortgage servicing rights, as shown below.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $729,768, $534,275 and $668,540 at December 31, 2008, 2007 and 2006, respectively.

The following is an analysis of the mortgage servicing rights activity for the years ended December 31:

                                            2008          2007          2006
Unamortized cost of mortgage            -----------   -----------   -----------
  servicing rights
    Balance at beginning of year        $   658,717   $   778,458   $   887,885
    Additions of mortgage servicing
       rights                               206,754       113,983       164,028
    Amortization                           (275,247)     (233,724)     (273,455)
                                        -----------   -----------   -----------
         Balance at End of Year         $   590,224   $   658,717   $   778,458
                                        ===========   ===========   ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 7 - Mortgage Servicing Rights (cont.)
--------------------------------------------------------------------------------

The carrying value of mortgage servicing rights is determined in accordance with SFAS No. 140 and SFAS No. 156. SFAS No. 140 permits capitalized mortgage servicing rights to be amortized in proportion to and over the period of estimated net servicing income and to be assessed for impairment. The Bank relies on industry data to estimate the initial fair value of MSRs to be capitalized as a percentage of the principal balance of the loans sold. The Bank adjusts the carrying value monthly for reductions due to actual prepayments including defaults. The Bank assesses its MSR's for impairment each reporting period using the most recent statistical data published by the Office of Thrift Supervision (OTS tables). At December 31, 2008 and 2007, the weighted average coupon rates of mortgage loans underlying the MSRs was 5.41% and 5.40%, respectively, and the weighted average remaining maturity of the mortgage loans underlying the MSRs was 189 months and 190 months, respectively. The Bank utilized comparable industry information provided by the OTS in estimating the fair value of MSRs at December 31, 2008 and 2007. The estimated fair values of the MSR's was $735,048 and $925,763 at December 31, 2008 and 2007, respectively. As the carrying value of the Bank's MSR's was less than the estimated fair value at December 31, 2008 and 2007, no impairment existed.

The carrying value of MSRs was $590,224, or 0.33% of loans serviced at December 31, 2008 compared with $658,717, or 0.36% of loans serviced at December 31, 2007.


The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment at December 31, 2008. Future amortization may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

Estimated future amortization by year is as follows:

    2009                                            $  137,893
    2010                                               149,727
    2011                                               105,064
    2012                                                77,788
    2013                                                53,602
    Thereafter                                          66,150
                                                    ----------
                                                    $  590,224
                                                    ==========
--------------------------------------------------------------------------------
NOTE 8 - Premises and Equipment
--------------------------------------------------------------------------------

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:

                                                   2008              2007
                                             -------------     -------------
    Land                                     $   6,061,354     $   5,835,162
    Buildings and leasehold improvements        28,582,615        26,757,240
    Furniture and equipment                     12,606,107        13,011,600
                                             -------------     -------------
        Total  - at cost                        47,250,076        45,604,002
    Less: Accumulated depreciation             (26,145,314)      (25,550,688)
                                             -------------     -------------
        Net Premises and Equipment           $  21,104,762     $  20,053,314
                                             =============     =============

Depreciation expense amounted to $2,186,194,  $2,041,732 and $2,170,182 in 2008,
2007 and 2006, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 9 - Accrued Interest Receivable and Other Assets
--------------------------------------------------------------------------------

A summary of accrued interest receivable and other assets at December 31 is as follows:

                                                   2008              2007
                                             -------------     -------------
    Accrued interest receivable              $   3,776,247     $   3,800,662
    Federal Reserve Stock                          322,100           322,100
    Prepaid expenses and other assets            2,778,468         2,418,573
                                             -------------     -------------
      Total                                  $   6,876,815     $   6,541,335
                                             =============     =============

--------------------------------------------------------------------------------
NOTE 10 - Deposits
--------------------------------------------------------------------------------

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $55,309,505 and $41,208,913 at December 31, 2008 and 2007,
respectively.

Scheduled maturities of time deposits was as follows:
                                                         2008           2007
                                                    ----------------------------
 Due within one year                                $ 110,433,320  $  82,093,157
 After one year but within two years                   21,952,105     14,896,933
 After two years but within three years                 3,595,739     10,068,162
 After three years but within four years                3,943,670      5,338,260
 After four years but within five years                 3,265,230      4,122,938
                                                    -------------  -------------
     Totals                                         $ 143,190,064  $ 116,519,450
                                                    =============  =============

Interest expense on deposits was as follows:
                                            2008          2007          2006
                                        -----------  ------------  ------------
 Interest-bearing checking accounts     $ 2,045,224  $  4,104,554  $  3,313,077
 Money market accounts                    1,438,207     1,922,830     1,215,610
 Savings accounts                           849,867     1,105,231       888,246
 Time deposit accounts                    5,055,356     4,741,280     4,946,453
                                        -----------  ------------  ------------
        Totals                          $ 9,388,654  $ 11,873,895  $ 10,363,386
                                        ===========  ============  ============

The Bank has one customer with a deposit balance in excess of 5% of total deposits, amounting to approximately $36,348,234 and $55,234,736 at December 31, 2008 and 2007, respectively.

--------------------------------------------------------------------------------
NOTE 11 -Federal Funds Purchased and Securities Sold Under Repurchase Agreements
--------------------------------------------------------------------------------

The Bank has the ability to borrow (purchase) federal funds of up to $45,000,000 under a revolving line-of-credit. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There was $0 and $12,851,264 in federal funds purchased outstanding at December 31, 2008 and 2007, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE  11  -  Federal  Funds  Purchased  and  Securities  Sold  Under  Repurchase
             Agreements (cont.)
--------------------------------------------------------------------------------

The Bank may also borrow through securities sold under repurchase agreements (reverse repurchase agreements). Reverse repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. They are reflected at the amount of cash received in connection with the transaction. The Bank had no borrowings outstanding under the reverse repurchase agreements at December 31, 2008 and 2007, respectively. The Bank pledged U.S. government sponsored entity securities and municipal obligations whose carrying values were $34,342,932 and $31,190,866 at December 31, 2008 and 2007, respectively, as collateral under a master repurchase agreement. In addition, at December 31, 2008, the Bank could also pledge up to $6,808,089 of additional securities as collateral under the existing agreements if needed to obtain additional borrowings. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The Bank may also borrow through the Federal Reserve Bank Discount Window short term funds up to the amount of $32,580,000 secured by $32,857,286 in U.S. government sponsored entity securities or qualified Municipal securities as of December 31, 2008. This facility was not available in 2007

--------------------------------------------------------------------------------
NOTE 12 - Other Borrowings
--------------------------------------------------------------------------------

Other borrowings consist of accounts due to the Federal Reserve Bank under a $6,000,000 treasury, tax and loan depository agreement. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature on demand. Treasury, tax and loan account balances were $3,911,054 and $2,170,571 at December 31, 2008 and 2007, respectively. Such accounts generally are repaid within one to 120 days from the transaction date and are collateralized by a pledge of investment securities with a carrying value of $6,974,925 and $6,975,028 at December 31, 2008 and 2007, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 13 - Income Taxes
--------------------------------------------------------------------------------

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components for the year ending December 31:

                                             2008          2007          2006
Current Taxes                            -----------   -----------   -----------
  Federal                                $ 4,456,500   $ 4,644,000   $ 4,332,000
  State                                      938,000       842,000       831,500
                                         -----------   -----------   -----------
    Total Current Provision                5,394,500     5,486,000     5,163,500
                                         -----------   -----------   -----------
Deferred Income Taxes (Benefit)
  Federal                                    (46,000)     (213,000)    (311,000)
  State                                      (56,000)       11,000      (49,000)
                                         -----------   -----------   -----------
    Total Deferred Provision                 (102,000)    (202,000)    (360,000)
                                         ------------  -----------   -----------
    Total Provision for Income Taxes     $  5,292,500  $ 5,284,000   $ 4,803,500
                                         ============  ===========   ===========

The net deferred income tax assets in the accompanying consolidated balance sheets include the following amounts of deferred income tax assets and liabilities at December 31:

                                                           2008         2007
Deferred Income Tax Assets                             -----------  -----------
  Allowance for loan and lease losses                  $ 2,339,000  $ 2,279,000
  Excess servicing gains                                     2,000        3,000
  Reserve for health plan                                  318,000      340,000
  Depreciation                                             244,000      221,000
  Non-accrual interest                                           -       84,000
  Loss carryforwards                                        51,000       34,000
  Other                                                    118,000       25,000
                                                       -----------  -----------
    Deferred Tax Assets before valuation allowance       3,072,000    2,986,000
  Valuation allowance                                      (93,000)     (79,000)
                                                       -----------  -----------
     Net Deferred Income Tax Assets                      2,979,000    2,907,000
                                                       -----------  -----------
Deferred Income Tax Liabilities
  Deferred loan fees                                      (188,000)    (189,000)
  Mortgage servicing rights                               (232,000)    (261,000)
                                                       -----------  -----------
     Total Deferred Income Tax Liabilities                (420,000)    (450,000)
                                                       -----------  -----------
       Net Deferred Income Tax Assets                  $ 2,559,000  $ 2,457,000
                                                       ===========  ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 13 - Income Taxes (cont.)
--------------------------------------------------------------------------------

The Corporation has state net business loss carryforwards of approximately $915,000 and $665,000 as of December 31, 2008 and 2007, respectively. The net business loss carryforwards expire in varying amounts between 2016 and 2023.

Realization of the net deferred income tax asset over time is dependent upon the existence of taxable income in carryback periods or the Corporation generating sufficient taxable income in future periods. In determining that realization of the net deferred income tax asset recorded was more likely than not, the Corporation gave consideration to a number of factors including its recent earnings history, its expectations for earnings in the future, and where applicable, the expiration dates associated with tax carryforwards.

A valuation allowance has been established against state deferred income tax assets for those entities which have state net business loss carryforwards in which management believes that it is more likely than not that the state deferred income tax assets will not be realized.

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes is as follows:

                                            2008                     2007                     2006
                                   -------------------------------------------------------------------------
                                               % of Pretax              % of Pretax              % of Pretax
                                      Amount     Income        Amount     Income        Amount     Income
                                   -------------------------------------------------------------------------
Reconciliation of statutory
  to effective rates
  Federal income taxes at
    statutory rate                 $ 5,650,412   34.63%     $ 5,249,034   34.40%     $ 4,830,515   34.29%
      Adjustments for
        Tax exempt interest on
          municipal obligations       (512,711)  (3.14)        (345,146)  (2.26)        (365,243)  (2.59)
        Increase in taxes
          resulting from state
          income taxes, net of
          federal tax benefit          577,224    3.54          559,603    3.66          514,180    3.65
        Life insurance
          death benefits              (160,841)  (0.99)
        Increase in cash
          surrender value
          of life insurance           (210,060)  (1.29)        (156,074)  (1.02)        (142,624)  (1.01)
        Other - net                    (51,524)  (0.31)         (23,417)  (0.15)         (33,328)  (0.24)
                                   -----------   ------     -----------   ------     -----------   ------
  Income Tax Provision             $ 5,292,500   32.44%     $ 5,284,000   34.63%     $ 4,803,500   34.10%
                                   ===========   ======     ===========   ======     ===========   ======


FIN No. 48 was adopted by the Corporation on January 1, 2007. The adoption of this standard had no effect on the Corporation's consolidated financial statements. As of the December 31, 2008 and as of December 31, 2007, the Corporation had no uncertain tax positions. The Corporation's policy is to record interest and penalties related to income tax liabilities in income tax expense. The Corporation, along with its subsidiaries, files U.S. Federal and Wisconsin income tax returns. The Corporation's federal tax returns for 2004 and prior, and its 2003 and prior year Wisconsin tax returns, are no longer subject to examination by tax authorities.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 14 - Employee Benefit Plans
--------------------------------------------------------------------------------

The Bank has a contributory defined-contribution 401(k) retirement plan. This plan covers substantially all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Bank may make regular and matching contributions to the plan each year. In 2008, 2007 and 2006, the Bank provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Bank recorded contributions expense of $436,704, $383,094, and $382,214 in 2008, 2007 and 2006, respectively.

In December 2003, the Corporation adopted a Stock Purchase Plan to aid the Corporation in obtaining and retaining key management personnel by providing them with an opportunity to acquire an ownership interest in the Corporation by purchasing the Corporation's common stock. The Stock Purchase Plan was terminated in October 2006 by the Board of Directors. Eligibility to participate in the plan was restricted to directors, officers at a position of vice president or above, and certain officers with ten or more years of continuous service. Participants could subscribe to purchase shares annually during January of each year, subject to limitations as defined in the plan, at a price per share equivalent to the most recently established fair market value determined under the Corporation's Automatic Dividend Reinvestment Plan. Common shares subscribed and issued under the plan were 4,300 in January of 2006.

The Bank purchased paid-up life insurance as owner and beneficiary on certain officers and executives to provide the Bank with funds in the event of the death of such individuals and to help recover the cost of employee benefits. Included in the consolidated financial statements is $11,047,591 and $11,622,695 of related cash surrender value as of December 31, 2008 and 2007, respectively.

--------------------------------------------------------------------------------
NOTE 15 - Operating Leases
--------------------------------------------------------------------------------

The Bank leases various banking facilities under operating lease agreements from various companies. Three of these facilities are leased from companies held by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $841,437, $822,204 and $749,712 in 2008, 2007 and 2006, respectively, including $290,536, $275,411 and
$265,448, respectively, on facilities leased from companies held by a director and major shareholder of the Corporation.

At December 31, 2008, the future minimum lease payments for each of the five succeeding years and in the aggregate are as follows:

    2009                                   $   816,687
    2010                                       637,692
    2011                                       211,216
    2012                                        47,367
    2013                                        16,072
    Thereafter                                  16,072
                                           -----------
                                           $ 1,745,106
                                           ===========

Office space at certain facilities is leased to outside parties. Rental income included in net occupancy costs was $1,131,064, $1,129,329 and $1,153,283 for the years ended December 31, 2008, 2007 and 2006, respectively.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 16 - Commitments and Contingencies
--------------------------------------------------------------------------------

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

A summary of the contract or notional amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2008 and 2007 is as follows:


                                                        2008             2007
Financial instruments whose contract                ------------    ------------
   amounts represent credit risk:
      Commitments to extend credit                  $ 69,875,084    $ 81,495,823
      Standby letters of credit                     $  4,539,110    $  3,825,192
      Forward commitment to sell mortgage loans     $  4,036,900    $    588,600


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

--------------------------------------------------------------------------------
NOTE 17 - Stockholders' Equity
--------------------------------------------------------------------------------

         CUMULATIVE PREFERRED STOCK

The Corporation's articles of incorporation authorize the issuance of up to 200,000 shares of $1 par value cumulative preferred stock. The Board of Directors is authorized to divide the stock into series and fix and determine the relative rights and preferences of each series. No shares have been issued.

         RETAINED EARNINGS

The principal source of income and funds of the Corporation are dividends from the Bank. Dividends declared by the Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by federal regulatory agencies. Under this formula, dividends of approximately $10,775,218 may be paid without prior regulatory approval. Maintenance of adequate capital at the Bank effectively restricts potential dividends to an amount less than $10,775,218.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 17 - Stockholders' Equity (cont.)
--------------------------------------------------------------------------------


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


--------------------------------------------------------------------------------
NOTE 18 - Regulatory Capital Requirements
--------------------------------------------------------------------------------

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

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2008 and 2007 the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the regulatory agencies categorized the subsidiary Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the institution's category.

Listed below is a comparison of the Corporation's and the Bank's actual capital amounts with the minimum requirements for well capitalized and adequately capitalized banks, as defined by the federal regulatory agencies' Prompt Corrective Action Rules, as of December 31, 2008 and 2007.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 18 - Regulatory Capital Requirements (cont.)
--------------------------------------------------------------------------------

                                                                                                  To Be Well Capitalized
                                                                      For Capital Adequacy       Under Prompt Corrective
                                                 Actual                     Purposes                Action Provisions
                                           Amount         Ratio        Amount         Ratio        Amount         Ratio
As of December 31, 2008
   Total capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $   114,881,000    19.0%    $    48,362,000    8.0%           N/A           N/A
      Tri City National Bank           $   110,278,000    18.3%    $    48,282,000    8.0%     $    60,353,000    10.0%
   Tier 1 capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $   108,936,000    18.0%    $    24,181,000    4.0%           N/A           N/A
      Tri City National Bank           $   104,392,000    17.3%    $    24,141,000    4.0%     $    36,212,000     6.0%
   Tier 1 capital (to average assets)
      Tri City Bankshares Corporation  $   108,936,000    14.3%    $    30,548,000      4.0%         N/A           N/A
      Tri City National Bank           $   104,392,000    13.7%    $    30,540,000    4.0%     $    38,176,000     5.0%
As of December 31, 2007
   Total capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $   112,525,000    19.0%    $    47,503,000    8.0%           N/A           N/A
      Tri City National Bank           $   107,938,000    18.2%    $    47,484,000    8.0%     $    59,355,000    10.0%
   Tier 1 capital (to risk weighted
      assets)
      Tri City Bankshares Corporation  $   106,767,000    18.0%    $    23,752,000    4.0%           N/A           N/A
      Tri City National Bank           $   102,180,000    17.2%    $    23,742,000    4.0%     $    35,613,000     6.0%
   Tier 1 capital (to average assets)
      Tri City Bankshares Corporation  $   106,767,000    14.3%    $    29,943,000    4.0%           N/A           N/A
      Tri City National Bank           $   102,180,000    13.7%    $    29,935,000    4.0%     $    37,419,000     5.0%

--------------------------------------------------------------------------------
NOTE 19 - Concentration of Credit Risk
--------------------------------------------------------------------------------

Practically all of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. Although the Bank has a diversified loan portfolio, the ability of its debtors to honor its contracts is dependent on the economic conditions of the counties surrounding the Bank. The concentration of credit by type of loan is set forth in Note 5.

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only)
          Financial Information
--------------------------------------------------------------------------------

                            CONDENSED BALANCE SHEETS

                                                                                  December 31,
                                                                        ------------------------------
                                                                              2008             2007
ASSETS                                                                  -------------    -------------
   Cash on deposit with subsidiary Bank                                 $   3,652,534    $   3,633,163
   Premises and equipment - net                                             1,341,576        1,425,747
   Investment in subsidiary Bank                                          103,259,853      100,991,027
   Other assets - net                                                         682,303          717,388
                                                                        -------------    -------------
          TOTAL ASSETS                                                  $ 108,936,266    $ 106,767,325
                                                                        =============    =============

STOCKHOLDERS' EQUITY
   Cumulative preferred stock, $1 par value, 200,000 shares
       authorized, no shares issued                                     $           -    $           -
   Common stock, $1 par value,
       15,000,000 shares authorized, 8,904,915 and
       8,884,045 shares issued and outstanding as of 2008 and 2007,
       respectively                                                         8,904,915        8,884,045
   Additional paid-in capital                                              26,543,470       26,160,505
   Retained earnings                                                       73,487,881       71,722,775
                                                                        -------------    -------------
          TOTAL STOCKHOLDERS' EQUITY                                    $ 108,936,266    $ 106,767,325
                                                                        =============    =============

                         CONDENSED STATEMENTS OF INCOME

                                                                    Years Ended December 31,
                                                          ------------------------------------------
                                                               2008           2007           2006
                                                          ------------------------------------------
INCOME
  Dividends from subsidiary Bank                          $  8,890,000    $ 7,280,000    $ 3,416,000
  Interest income from subsidiary Bank                         102,088        200,941        199,723
  Management fees from subsidiary Bank                         572,400        553,945        546,736
                                                          ------------    -----------    -----------
     Total Income                                            9,564,488      8,034,886      4,162,459
EXPENSES
  Administrative and general - net                             850,943        822,457        792,688
                                                          ------------    -----------    -----------
Income before income taxes and equity in
  undistributed earnings of subsidiary Bank                  8,713,545      7,212,429      3,369,771
  Less:  Applicable income taxes (benefit)                     (42,000)        (5,000)         3,000
                                                          ------------    -----------    -----------
Income before equity in undistributed earnings of
  subsidiary                                                 8,755,545      7,217,429      3,366,771
  Equity in undistributed earnings of subsidiary Bank        2,268,829      2,759,187      5,916,970
                                                          ------------    -----------    -----------
     NET INCOME                                           $ 11,024,374    $ 9,976,616    $ 9,283,741
                                                          ============    ===========    ===========

                         TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2008, 2007, and 2006



--------------------------------------------------------------------------------
NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information (cont.)
--------------------------------------------------------------------------------


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                  Years Ended December 31,
                                                         ------------------------------------------
                                                              2008           2007           2006
                                                         ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                              $ 11,024,374    $ 9,976,616    $ 9,283,741
 Adjustments to reconcile net income to net cash
  flows from operating activities:
   Depreciation                                                90,871         91,791         94,332
   Equity in undistributed income of subsidiary Bank       (2,268,829)    (2,759,187)    (5,916,970)
   Other                                                       35,085        (11,926)        18,407
                                                         ------------   ------------    -----------
   Net Cash Flows Provided by Operating Activities          8,881,501      7,297,294      3,479,510
                                                         ------------   ------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of premises and equipment - net                     (6,697)       (18,460)       (77,186)
                                                         ------------   ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid                                            (9,259,268)    (8,833,194)    (7,656,919)
 Common stock issued - net                                    403,835      1,591,189      3,604,634
                                                         ------------   ------------    -----------
   Net Cash Flows Used in Financing Activities             (8,855,433)    (7,242,005)    (4,052,285)
                                                         ------------   ------------    -----------
   Net Change in Cash                                          19,371         36,829       (649,961)
CASH - BEGINNING OF YEAR                                    3,633,163      3,596,334      4,246,295
                                                         ------------   ------------    -----------
    CASH - END OF YEAR                                   $  3,652,534   $  3,633,163    $ 3,596,334
                                                         ============   ============    ===========

                               TRI CITY BANKSHARES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         December 31, 2008, 2007and 2006



--------------------------------------------------------------------------------
NOTE 21 - Quarterly Results of Operations (Unaudited)
--------------------------------------------------------------------------------

The following is a summary of the quarterly results of operations for the years ended December 31, 2008 and 2007:

                                      (In thousands, except per share data)
                                                Three Months Ended
                                   --------------------------------------------
2008                             December 31 September 30   June 30    March 31
                                   --------    --------    --------    --------
  Interest income                  $ 10,617    $ 10,678    $ 10,798    $ 11,358
  Interest expense                   (2,070)     (2,204)     (2,242)     (3,001)
                                   --------    --------    --------    --------
  Net interest income                 8,547       8,474       8,556       8,357
  Provision for loan losses            (715)       (200)       (200)       (185)
  Noninterest income                  3,203       3,104       3,064       3,514
  Noninterest expense                (7,085)     (7,312)     (7,364)     (7,441)
                                   --------    --------    --------    --------
  Income before income taxes          3,950       4,066       4,056       4,245
  Income taxes                       (1,328)     (1,357)     (1,388)     (1,220)
                                   --------    --------    --------    --------
  Net Income                       $  2,622    $  2,709    $  2,668    $  3,025
                                   ========    ========    ========    ========

  Basic earnings per share         $   0.30    $   0.30    $   0.30    $   0.34

2007

  Interest income                  $ 11,632    $ 11,465    $ 11,105    $ 10,865
  Interest expense                   (3,328)     (3,161)     (2,963)     (3,122)
                                   --------    --------    --------    --------
  Net interest income                 8,304       8,304       8,142       7,743
  Provision for loan losses            (235)       (125)        (60)        (60)
  Noninterest income                  2,929       2,908       2,858       2,570
  Noninterest expense                (7,177)     (7,052)     (7,002)     (6,786)
                                   --------    --------    --------    --------
  Income before income taxes          3,821       4,035       3,938       3,467
  Income taxes                       (1,306)     (1,415)     (1,376)     (1,187)
                                   --------    --------    --------    --------
  Net Income                       $  2,515    $  2,620    $  2,562    $  2,280
                                   ========    ========    ========    ========

  Basic earnings per share         $   0.29    $   0.29    $   0.29    $   0.26

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